Form 10-K, Exhibit 13
period 1993-12-31
GILLETTE CO
filed 1994-03-24
CIK 41499

                                                                  Exhibit 13


                             THE GILLETTE COMPANY
                             Founded in 1901, The Gillette
                             Company is the world leader in
                             blades and razors. The Company
                             holds a major position in North
                             America in sales of toiletries and
                             is the world's top seller of writing
                             instruments. Braun is the number
                             one marketer of electric shavers in
                             Germany and is among the leaders
                             in Europe, North America and
                             Japan. Oral-B is among the top
                             sellers of toothbrushes in the
                             United States and is the leader in
                             several international markets.
                                Manufacturing operations
                             are conducted at 62 facilities in 28
                             countries, and products are
                             distributed through wholesalers,
                             retailers and agents in over 200
                             countries and territories.

LETTER TO STOCKHOLDERS



The Gillette Company registered another outstanding sales and earnings performance in 1993. Beyond the strong financial results, the year was highlighted by an accelerating pace of new product introductions, continued geographic expansion and a major acquisition.

*    *    *

Total sales increased 5% to a record level of $5.41 billion. Profit from operations advanced 12% to $1.09 billion, with net income and earnings per common share growing at a faster rate of 15% to record highs of $591 million and $2.66, all before special charges.

For the 88th consecutive year, the Company paid cash dividends on its common stock. Dividends declared increased 17% to 84 cents per share, up from 72 cents in 1992.

Reported financial results for the year were significantly affected by two sets of special one-time charges. In the first quarter, adoption of mandated accounting changes resulted in a noncash aftertax charge of $139 million, primarily for postretirement benefits. Secondly, the Company's adoption of a comprehensive realignment plan resulted in an aftertax charge of $164 million in the fourth quarter. In combination, these charges were equivalent to $1.37 per common share. After these charges, reported net income amounted to $288 million and earnings per share, $1.29.

The realignment plan has been adopted to take advantage of opportunities created by the continuing trend to more open world trade and the growth of the Company's global operations. Under the plan, which involves various facilities and business units, there will be both job additions and reductions over the next two years. Some 2,000 positions, or about 6% of the Company's worldwide total, will be affected -- largely outside the United States. The realignment plan should result in substantial ongoing operating efficiencies, the effect of which will be felt beginning primarily in 1995.

The past year's sales growth of 5% in dollar terms was dampened significantly by the decline of exchange rates and the deep economic recession in Europe, a region that accounted for 36% of our business in 1993. The Company's dollar sales in Europe were 7% below those of the previous year; however, if European exchange rates had held constant at their average 1992 values, European sales would have matched the 1992 level. The reported sales decline in Europe was in sharp contrast to increases of 11% in the United States and 16% in the rest of the world.

While Gillette sales rose more moderately in 1993 than in recent years, income growth was in line with the Company's longer-term progress. During the five years from 1988 to 1993, sales grew at a 9% annual rate, and income and earnings per common share at 17% (before special charges).

The Company's sustained profitable growth has been reflected in the excellent performance of Gillette common stock over time. During the last five years, there has been a strong upward pattern underlying the short-term peaks and valleys of Gillette stock price movement. Year-end 1993 versus 1992 -- in a stock market that overreacted to pricing problems in the tobacco industry and tended to "rotate" from consumer stocks toward cyclicals -- Gillette's 5% price rise significantly outpaced consumer goods company averages. It is more notable that the compounded annual return to shareholders on Gillette stock over the last five years has been 31%, compared with returns of 15% for the Dow Jones Industrial Average and 14% for the Standard & Poor's 500.


















The quality of Gillette stock as a long-term investment is further demonstrated by noting the growth in value of a $1,000 investment in Gillette stock at the end of 1983. By the end of 1993, the value had increased to $12,892 -- three times the value of a comparable investment in either the Dow Jones Industrial Average or the S&P 500. The compounded annual rate of return on Gillette stock over the last 10 years has been 29%, nearly double that of the market averages.

          Investment       Value               Compounded
           12/31/83      12/31/93            Rate of Return
Gillette    $1,000        $12,892                  29%

DJIA        $1,000        $4,319                   16%

S&P 500     $1,000        $3,998                   15%

The strength of Gillette's long-term business results and stock market performance is largely due to our continuing focus on carrying out the Company's mission--to achieve or enhance clear leadership world-wide in the existing or new core consumer product categories in which we choose to compete. To achieve this, we emphasize geographic expansion and three primary "growth drivers" -- research and development, capital spending and advertising. In combination, these growth drivers should rise at least as fast as sales over the long term to assure future growth. (In the last five years, they rose at a 9% annual rate, matching the Company's sales growth rate.) We also look to increase the level of incremental spending on these growth drivers over time by at least as much as we add to profit from operations. As an indicator of the effectiveness of this approach, 37% of our 1993 sales came from products introduced in the last five years -- higher than the 35% ratios achieved in 1991 and 1992.

The pace of new product activity is at an all-time record. Seventeen new products were introduced in the second half of 1993, and a high level of activity also is planned for 1994, along with the geographic rollout of major products such as the Sensor for Women razor, the Gillette Series male grooming line and the Braun FlavorSelect coffeemaker.

In addition to innovative new products, the Company also has been pursuing its mission through other approaches. In mid-1993, Parker Pen Holdings Limited was acquired, adding to our stationery products business a well-known writing instruments franchise. The Company also has established joint ventures with razor blade companies in Russia, Poland and China and a joint venture for manufacturing toothbrushes in China. These actions should produce significant long-term growth.

The review of operations section of this Annual Report describes the performance of all our product lines, but I'd like to highlight a few areas of outstanding progress:

o The Sensor shaving system franchise has continued to build substantially, and now accounts for one-third of total Gillette blade and razor sales dollars. This progress has been accelerated by the success of the Sensor for Women and SensorExcel shaving systems. The Sensor for Women system, introduced in the United States in mid-1992, has surpassed all our expectations, and production capacity is being expanded to extend distribution. The SensorExcel system, which raises the standard of quality in shaving once again, was launched in Continental Europe and Canada during the second half of 1993, and will be introduced in the U.S. and selected other markets in 1994.

o The Gillette Series, a line of technologically advanced men's toiletries, was introduced in the United States, Canada and the United Kingdom under the same marketing theme that has proven so successful for the Sensor system -- "Gillette, The Best a Man Can Get." In all three countries, the Series line has improved Gillette market shares in the shaving preparation and deodorant/ antiperspirant categories and established the Company in after-shave conditioners.

o Now in its third year, the Braun Oral-B plaque remover has become the worldwide leader in oral care appliance sales. The cooperative efforts of Braun and Oral-B in developing products, gaining dental profession endorsements and maximizing retail distribution have played an important role in achieving this outstanding success.

Each of these product innovations embodies meaningful technological advances. For a fuller understanding of the importance of technical mastery in generating Gillette business growth, I urge you to read the special section on Technological
Innovation that follows on pages 16-21.

*    *    *

My comments in this letter would be incomplete without noting the retirement and accomplishments of three longtime colleagues and thanking them for their many years of dedicated service.

Lawrence E. Fouraker will not be standing for reelection to the Board this year, having reached the mandatory retirement age for directors. Larry has served with distinction for 21 years. His keen business insights and wise counsel have contributed importantly to the long-term progress of the Company. We will miss him.

Gaston R. Levy, Executive Vice President -- International Group, and Lorne R. Waxlax, Executive Vice President -- Diversified Group, each retired at the end of 1993 after a distinguished career of 35 years with the Company. Their dedication and leadership skills in a wide variety of management positions have made major contributions to the Company's worldwide performance.

       *    *    *

Gillette has a strong combination of technical, marketing and financial resources, and above all, talented and dedicated people, deployed across a broad geographic base. These fundamental strengths make us a world-class company that confidently looks forward to building an increasingly successful global enterprise.


Alfred M. Zeien

Chairman of the Board

March 1, 1994

THE GILLETTE COMPANY

BLADES & RAZORS


Further strengthening its worldwide leadership position, Gillette again achieved record results in its blade and razor business in 1993. Sales rose well above those of a year ago. Profits climbed even more rapidly, prior to special charges related to realignment.

*    *    *

The Company's progress in its major line of business reflects the extraordinary market performance of its technologically superior products. Chief among these is the Sensor family of shaving systems, which has achieved unprecedented success.

The Gillette Sensor shaving system, introduced in early 1990, continued its strong upward trend in 1993. Worldwide sales were sharply higher, and share positions were enlarged in every key market. Another major contributor to sales growth was the Sensor for Women shaving system, launched in mid-1992. This innovative product has generated exceptional increases in sales and market share in the United States, and has been very favorably received where introduced in international markets. Broadened distribution is planned for 1994.

The latest addition to the Sensor franchise, the SensorExcel shaving system, features a revolutionary skin guard composed of five soft, flexible microfins that deliver unrivaled shaving closeness and comfort. The new system has received excellent trade and consumer acceptance in its introductory markets of Continental Europe and Canada. Distribution in other geographic areas, including the United States, will begin in 1994.

With the growing success of the Sensor franchise, the Atra and Trac II twin blade shaving systems, top sellers since the 1970's, are gradually yielding their leading market positions. Both brands, however, continue to hold substantial shares in the United States and abroad.

In the disposable razor category, the Company's worldwide sales were slightly above those of 1992. The Good News brand remained the number one disposable razor in the United States for the 18th consecutive year, and Gillette disposables were again the best sellers in Canada, Europe and Latin America.

New in 1994 -- Gillette CustomPlus disposable razors for men and women.

Complementing advances by twin blade systems and disposables, the Gillette double edge blade business also showed vitality.
Reflecting the Company's increased presence in developing markets, worldwide sales of Gillette double edge blades rose moderately, and the Company maintained its traditional leadership in this category.

 In 1993, Gillette continued to pursue two growth strategies to strengthen its global leadership position in blades and razors. The first is to increase blade market value worldwide by building the Sensor franchise and by upgrading consumers in less developed areas from double edge blades to twin blade products. The second strategy is geographic expansion, and great progress was made during the year in China and Eastern Europe.

THE GILLETTE COMPANY

TOILETRIES & COSMETICS

Paced by the strong performance of Gillette Series male grooming products, sales of the toiletries and cosmetics line moved well ahead of the prior year's level. Spending in support of new product introductions, however, significantly reduced profits, before special charges related to realignment.

*    *    *

Deodorants/antiperspirants are the Company's principal toiletries products. Worldwide sales climbed markedly, due chiefly to the successful introduction of the Gillette Series in North America and the United Kingdom. Higher sales of Right Guard, Dry Idea and Soft & Dri deodorants/antiperspirants in the United States also contributed to the substantial sales increase. Reflecting these gains, Gillette achieved a notable rise in its share of the domestic market.

Led by strong acceptance of the Gillette Series in the United States, Canada and the United Kingdom, shave preparations showed good sales progress in 1993, and Gillette increased its share of market in all three countries. Gillette Series after-shave skin conditioners also were very favorably received in introductory markets.

At year-end, the Company launched the Gillette Series Wild Rain collection of nine male grooming products, providing a second fragrance to complement that offered by the original Series Cool
Wave products. The Wild Rain introduction is expected to accelerate sales momentum of the Series line.

Among hair care products, the Company continued to emphasize the White Rain brand, which generated a notable advance in sales. A major factor was the excellent showing of White Rain Essentials shampoos and conditioners, launched in late 1992.

Jafra skin care and cosmetic products, sold by consultants at classes in the home or office, are an important component of the toiletries and cosmetics line. Sales in 1993 matched those of the year before. The top-performing market again was Mexico, where a considerable sales gain enabled Jafra Mexico to remain the leader in skin care and color cosmetics. During the year, Jafra began the introduction of its newly designed color cosmetics line, embarking on the final stage of a redesign of Jafra products that already has been completed for skin care and body care products. Enhancing prospects for the future, Jafra increased its consultant force by 10,000, to a worldwide total of nearly 200,000 consultants. Jafra also expanded geographically in 1993, starting operations in Canada and Hungary.

THE GILLETTE COMPANY

STATIONERY PRODUCTS

With the acquisition of Parker Pen at midyear, Gillette achieved the clear leadership position worldwide in the highly competitive writing instruments business. Reflecting this addition, sales of stationery products registered a sizable advance. Profits also climbed sharply, prior to special charges related to realignment.

*    *    *

The key event in the Company's stationery products business in 1993 was the acquisition of Parker Pen, whose heritage of technical excellence, well-recognized brand name and strong worldwide distribution makes it an excellent fit with Gillette.

With the Paper Mate, Parker and Waterman franchises, the Company holds a strong position within all writing systems, price levels, distribution channels and geographic areas. Parker Pen's position in the mid- to high-priced range complements the lower-priced Paper Mate and premium-priced Waterman brands. Geographically, the vitality of Parker Pen in European markets outside of France, as well as in the Middle East and Far East, complements Paper Mate's strength in North America and Latin America, and Waterman's in France and other markets.

During 1994, the integration and development of Parker Pen within the stationery products business will continue, generating a variety of operational efficiencies.

Among the Company's traditional stationery products categories, low-priced pens posted worldwide sales somewhat lower than the prior year's level. During the year, the Rubberstik ball pen, which features a rubberized barrel for improved writing comfort, was introduced successfully in North America.

Sales in the mid-priced range were well below those of 1992, despite the substantial sales growth achieved by the Paper Mate Flexgrip retractable and Paper Mate Dynagrip refillable pens. At year-end, a new, disposable version of the Dynagrip pen was well-received in the United States and Europe.

The Waterman line of premium writing instruments recorded a sales decline in 1993, as significant shortfalls in Europe, related to economic recession and unfavorable exchange rates, overshadowed continued strong performances in the United States and the Asia-Pacific region, principally Japan.

Sales of Liquid Paper correction products were much lower than in the previous year. This was chiefly attributable to a substantial decrease in domestic sales of Liquid Paper correction fluids, which remained the market leader. Volume comparisons were adversely affected by the timing of a major trade promotion. Liquid Paper correction pens achieved a sizable sales gain, especially in Latin America and Europe.

THE GILLETTE COMPANY

BRAUN

Supported by strong business fundamentals, Braun in 1993 achieved double-digit growth in key markets such as the United States and Japan, offsetting much of the negative impact of European recession and currency devaluation. Overall, Braun sales reported in U.S. dollars were lower, but profits grew slightly, before special charges related to realignment.

*    *    *

Electric shaver volume declined in 1993 in all major markets except the United States, as unfavorable economic conditions caused consumers to postpone purchases and the trade to reduce inventories. While total sales of Braun shavers were below those of the prior year, the Flex Control family of shavers featuring the unique twin foil pivoting head system again turned in a good performance, with sales well above those of 1992. Progress was especially strong in the United States. At midyear, Braun introduced successfully a range of lower-priced Flex Control shavers in Japan, and worldwide distribution is scheduled to be completed during 1994. Overall, Braun retained its traditional leading share of the electric shaver market in Germany and its sizable share positions throughout the rest of the world.

New in 1993 - a lower-
priced Flex Control
rechargeable shaver.

Among women's hair removal appliances, the Braun Silk-epil electric hair epilator was again the best seller, expanding its clear worldwide leadership.

Household appliance sales posted a significant decline. However, Braun hand blenders showed good sales progress, and Braun strengthened its clear worldwide leadership position. Two major new household products, launched in late 1993, have been well-received in introductory markets. The Braun FlavorSelect coffee-maker incorporates the latest technology to brew coffee to an individual's particular taste, and the Braun 5-in-1 MultiSystem food preparation center combines five distinct kitchen appliances in one versatile unit. Worldwide distribution of both products is planned for 1994.

The personal care appliance line includes oral care and hair care appliances. Sales recorded a very good advance, thanks to the continued outstanding success of the Braun Oral-B plaque remover. Paced by strong gains in the United States, where market share more than doubled, Braun achieved clear worldwide leadership in oral care appliances. Braun maintained its clear European market leadership in hair care appliances, although sales were substantially lower.


The Braun
Free Spirit
styling iron.

In addition to the superior technical performance of its products, a major contributor to future Braun growth is its increasingly strong global presence, in terms of both geographic reach and brand name recognition. These strengths, together with continued leadership in product innovation, design and quality, should help Braun achieve further success in the years to come.

The Braun Oral-B
plaque remover now
features Indicator
bristles that help
monitor brushing
performance.

THE GILLETTE COMPANY

ORAL-B

After several years of double-digit growth in sales and profits, Oral-B in 1993 essentially matched its record-setting 1992 performance. Sales were virtually unchanged, and profits dipped marginally, prior to special charges related to realignment. Oral-B closed the year strongly, introducing a significant array of new products in the fourth quarter.

*    *    *

In a well-established partnership with the dental profession, Oral-B develops, markets and distributes worldwide a broad range of superior oral care products, including toothbrushes, interdental products, specialty toothpastes, oral rinses and professional dental supplies.

The Oral-B toothbrush is the brand used by more dentists than any other in the United States and many countries abroad. Sales were somewhat below those of a year ago, due to unfavorable exchange rates and intense competitive activity. At year-end, Oral-B enhanced its toothbrush line with the launch of the Advantage toothbrush, the best ever from Oral-B. The new product features unique Power Tip and Action Cup bristle configurations that remove plaque better and help protect against gum disease. The brush head contains blue Indicator bristles that signal the need for replacement, and the innovative handle provides maximum comfort and control while brushing.

Overall, Oral-B toothbrushes retained a leading share position in the United States, and were again the best sellers in other large markets, including Australia, Canada, Mexico and the United
Kingdom.

During 1993, Oral-B continued to expand its presence in other fast-growing oral care categories. Worldwide sales of Oral-B interdental products climbed sharply for the sixth consecutive year, reflecting the excellent acceptance of new Oral-B dental flosses and dental tape -- the first floss products with fluoride in the United States.

In the increasingly important specialty toothpaste and oral rinse categories, five new Oral-B products offering therapeutic benefits contributed to a sizable sales advance. Oral-B Tooth & Gum Care toothpaste and Sensitive with Fluoride toothpaste were very well-received, as was a line of anti-plaque and anti-cavity rinses for adults and children in low-alcohol or alcohol-free formulations. Broadened distribution of these new products is planned for 1994.

To strengthen its position as a leading oral care business worldwide, Oral-B continues to rapidly increase investment in research and technology, assuring a sustained flow of innovative oral care products. Geographic growth also is accelerating through the utilization of Gillette's strong international distribution network and the opening of new markets. In 1993, Oral-B entered six markets, including China, where a joint venture manufacturing operation was established. Supporting these moves, Oral-B will continue to build upon its heritage of partnership with dental professionals as the cornerstone of its long-term global strategy.


In 1993,
Oral-B began
manufacturing
and marketing
toothbrushes
in China.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
           MANAGEMENT'S DISCUSSION

RESULTS OF OPERATIONS

In 1993, the Company posted record net sales of $5.41 billion, compared with $5.16 billion in 1992. Profit from operations was higher than in 1992, before a special charge for the realignment program. This charge, along with the cumulative effect of accounting changes, adversely affected net income and net income per common share. Before the effect of the realignment program and the accounting changes, the Company achieved record levels in profit from operations, net income and net income per common share.

SALES
Net sales were $5.41 billion in 1993, compared with $5.16 billion in 1992. This gain of 5% reflected a 7% increase from volume and new products, partially offset by a 2% decrease from the combined effects of fluctuations in exchange rates and selling prices. In 1992, these factors contributed to sales growth by 4% and 6%, respectively. The continued economic weakness in Europe and the unfavorable impact of weaker European currencies adversely affected sales growth in both years.

Sales of domestic operations rose 11% in 1993, compared with a 6%
increase in 1992. Foreign sales advanced 2% in 1993 following a 12% increase in 1992. Sales of operations outside the United States accounted for 67% of sales in 1993 and 69% in 1992.

An analysis of sales by business segment follows.

                                                           % Increase/
                         (Millions of dollars)              (Decrease)

                          93          92         91       93/92     92/91
Blades & Razors        $2,118      $1,978     $1,750           7         13
Toiletries &            1,047
 Cosmetics                            971        947           8          3
Stationery Products       633         520        460          22         13
Braun Products          1,249       1,326      1,216          (6)         9
Oral-B Products           363         366        308          (1)        19
Other                       1           2          3         (34)       (33)
                       $5,411      $5,163     $4,684           5         10

Further information by business segment is set forth on pages 6 through 15.

  In 1993, sales growth of blades and razors was due to continued volume increases of the Gillette Sensor system, the growth of the Sensor for Women system, the introduction of SensorExcel razors and cartridges and further geographic expansion. Sales growth was hampered by the negative exchange effects in Europe. The Gillette Sensor system was the major contributor to sales growth in 1993, as well as in 1992.

Sales of toiletries and cosmetics were well above those of the prior year. Domestic sales increased sharply, due to the Gillette Series male toiletries line and other deodorant/antiperspirant brands, offsetting a considerable decline of Jafra skin care products. Foreign sales of toiletries and cosmetics grew slightly in 1993. In 1992, sales increased modestly, reflecting lower domestic sales of deodorants/antiperspirants, but higher foreign sales of Jafra skin care products and shave preparations in Europe.

In 1993, sales of stationery products were significantly higher, reflecting the inclusion of Parker Pen results. Without Parker Pen, domestic sales declined and foreign sales were considerably lower, due to the economic weakness in Europe. In 1992, sales climbed sharply, with advances in all categories and the addition of Helit desk accessories.

Sales of Braun products declined from those of the prior year. Sales in the United States increased substantially, but were offset by significantly lower European sales that reflected the continuing economic recession and weaker currencies in Europe. In 1992, sales were sharply higher in the United States, while a lower growth rate in foreign sales was due to the economic slowdown in Europe and Japan.

In 1993, sales of Oral-B products were virtually unchanged. Domestic sales were somewhat lower than those of the prior year, due to strong competition in the premium toothbrush category. Foreign sales maintained last year's level. The substantial Oral-B sales advance in 1992 reflected the success of new products in the United States and expansion into new foreign markets.

GROSS PROFIT
Gross profit increased $230 million between 1993 and 1992, and $352 million between 1992 and 1991. As a percent of sales, gross profit continued to show a positive trend, increasing to 62.2% in 1993, as compared with 60.8% and 59.5% in 1992 and 1991, respectively. Sales increases in products with higher profit margins, such as the Sensor system, Braun Flex Control shaver and Oral-B Indicator toothbrush, had a positive impact on gross profit. The improving trend also reflected increased production efficiencies for these and other products.

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses amounted to 42.1% of net sales, compared with 42.0% in 1992 and 41.1% in 1991. In absolute terms, these expenses increased 5% in 1993 and 13% and 10% in 1992 and 1991, respectively.

The increases reflect the higher level of marketing support given to major brands, particularly the Gillette Series. In 1993, $428 million was spent on advertising, including sampling, and $450 million on sales promotion, for a total of $878 million, an increase of 3% over 1992. This compares with 1992 amounts of $447 million, $409 million and $856 million, respectively. In 1991, these amounted to $402 million, $352 million and $754 million, respectively. The spending in 1993 represented 16.2% of sales, compared with 16.6% in 1992 and 16.1% in 1991. Spending on research and development grew 8% in 1993, and 14% in both 1992 and 1991. Other marketing and administrative expenses rose 6% in 1993, 9% in 1992 and 10% in 1991.

PROFIT FROM OPERATIONS
The Board of Directors approved a realignment plan to take advantage of opportunities created by the continuing trend to more open world trade and the growth of the Company's global operations. Under the plan, which involves various facilities and business units, there will be both job additions and job reductions. Over the next two years, some 2,000 positions, or about 6% of the Company's worldwide total, will be affected, primarily outside the United States. These actions resulted in a fourth quarter charge to profit from operations of $262.6 million ($164.1 million after taxes or $.74 per share). This charge includes estimated costs for employee severance of $140 million, $84 million for asset write-downs and $39 million for factory closings and the integration of operations. Management estimates the realignment program will require net cash expenditures of $27 million and $58 million in 1994 and 1995, respectively. Cash flow benefits will be primarily reinvested into research and development, capital spending and advertising to support product line development and expansion.

Before the realignment charge, profit from operations in 1993 was $1,087 million, compared with $967 million in 1992 and $862 million in 1991. This represented 20.1% of net sales, compared with 18.7% and 18.4% in 1992 and 1991, respectively.

Within the United States, profit from operations, before the realignment charge, increased 10%, compared with a 9% increase in 1992 and 6% in 1991. Outside the United States, it increased 13%, compared with 14% increases in 1992 and 1991.

An analysis of profit from operations by business segment follows.
                                                                     % Increase/
                            (Millions of dollars)                    (Decrease)

                    93((a))    93((b))    92            91        93/92((b)) 92/91
Blades&Razors      $692       $797       $665        $556            20        20
Toiletries &
 Cosmetics           (6)        58         89         114           (35)      (22)
Stationery
 Products            27         64         49          49            32        --
Braun Products      146        167        163         145             3        12
Oral-B Products      17         45         47          39            (3)       21

                    876      1,131      1,013         903            12        12
Corporate           (51)       (44)       (46)        (41)
                   $825     $1,087       $967        $862

(a) after charge for realignment (b) before charge for realignment See Notes to Consolidated Financial Statements for geographic area and segment data.

In 1993, before the charge for realignment, the blade and razor and Braun segments, as in 1992, showed increases resulting from sales growth in the United States, improved product mix and lower product costs. In 1993, both segments were unfavorably affected by weaker European currencies. The gain in the stationery segment is attributable to the Parker Pen acquisition. Without Parker Pen, the segment reported a sharp decline reflecting lower sales, due primarily to economic weakness in Europe. In 1992, profits of stationery products were level, due to increased advertising expenditures. In 1993, as in 1992, toiletries and cosmetics reported lower profits, due primarily to marketing support given the Gillette Series line and established brands. The marginal 1993 decline in Oral-B profits was attributable to higher marketing spending. The gain in 1992 reflected sales growth and favorable product mix.

NONOPERATING CHARGES/INCOME
In 1993, net interest expense (interest expense less interest income) amounted to $33 million, a significant decrease from the 1992 and 1991 totals of $56 million and $94 million, respectively. The decrease, which occurred despite a slight increase in average borrowings related to the Parker Pen acquisition, reflects generally lower interest rates and the Company's strategy of converting its long-term borrowings into U.S. dollar floating rate debt through swaps. This strategy was selected considering the Company's relatively low leverage and its expectation of interest rate development.

Net exchange losses amounted to $105 million, compared with $69 million in 1992 and $53 million in 1991. This was attributable to subsidiaries in highly inflationary countries, primarily Brazil. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page
27. These negative adjustments amounted to $150 million in 1993, $48 million in 1992 and $7 million in 1991. The loss in 1993 was attributable to the strengthening of the U.S. dollar against European currencies.

TAXES AND NET INCOME
The effective tax rate of 37.5% in 1993 compared with rates of 38.1% in 1992 and 38.4% in 1991.

Effective January 1, 1993, the Company adopted three Statements of Financial Accounting Standards (SFAS). The cumulative impact of these changes resulted in a noncash charge of $206 million, or $139 million after taxes, or $.63 per common share.

SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires the Company to accrue the expected cost of providing these postretirement benefits during employees' working years, rather than the cash method of accounting. The cumulative effect of this change was a charge of $179 million, or $109 million after taxes, or $.50 per common share.

SFAS 109, "Accounting for Income Taxes," requires the use of the asset and liability method rather than the deferred method. The cumulative effect of this change was a charge of $13 million, or $.06 per common share.

SFAS 112, "Employers' Accounting for Postemployment Benefits," requires the Company to accrue all types of benefits provided to former or inactive employees and their dependents. The cumulative effect of this change was a charge of $27 million, or $17 million after taxes, or $.07 per common share.

Net income for 1993 was $288 million, compared with $513 million in 1992 and $427 million in 1991. Net income per common share for 1993 was $1.29, compared with $2.32 and $1.94 in 1992 and 1991, respectively. Excluding the charge for realignment and the cumulative effect of changes in accounting principles, net income increased 15% to $591 million, and net income per common share also increased 15% to $2.66.

Management is unaware of any trends or conditions that could adversely affect the Company's consolidated financial position or future results of operations.

FINANCIAL CONDITION

Continuing the trend of recent years, the Company's financial condition remained strong in 1993. While net debt increased, related to the acquisition of Parker Pen, the Company's strong operating cash flow and long-term debt credit ratings improved.

Net debt (total debt, net of associated swaps, less cash and short-term investments) at December 31, 1993, amounted to $1,257 million, compared with $994 million in 1992 and $1,099 million in 1991.

Reflecting the 1993 charge for realignment and the cumulative effect of accounting changes noted above, the Company's book equity position amounted to $1,479 million at the end of 1993, compared with $1,496 million at the end of 1992 and $1,157 million at the end of 1991. The market value of Gillette equity stood at over $13 billion at year-end 1993.

Net cash provided by operating activities in 1993 was $732 million, compared with $620 million in 1992 and $579 million in 1991. Requirements for net working capital increased in all three years, reflecting the growth of the business. The Company's current ratio for 1993, affected by the provision for realignment, was 1.44, compared with ratios of 1.50 and 1.47 for 1992 and 1991, respectively.

Capital spending in 1993 amounted to $352 million, compared with $321 million and $286 million in 1992 and 1991, respectively. Spending in all three years was principally for the Sensor system franchise, other twin blade shaving products and Braun products.

For 1994, it is expected that spending for property, plant and equipment will increase over the 1993 level, reflecting additional production capacity for twin blade shaving, Braun and Oral-B products.
Spending will be financed primarily by funds from operations.

At year-end 1993, there was $154 million outstanding under the U.S. commercial paper program and no borrowings under the Company's $350 million long-term revolving credit agreement. At year-end 1992 and 1991, there was $42 million and $13 million, respectively, in debt outstanding under the commercial paper program. At year-end 1992 and 1991, there was no debt outstanding under the revolving credit agreement.

Both Moody's and Standard & Poor's upgraded the Company's long-term credit ratings in 1993. Moody's raised the Company's long-term debt rating from A2 to A1, while Standard & Poor's increased the rating from A to A+. Commercial paper ratings were increased to A1 by Standard & Poor's and to P1 by Moody's in 1991.

In 1993, the Company spent $481 million for acquisitions in certain existing core businesses, primarily Parker Pen. In 1992, the Company invested $66 million in acquisitions, with $90 million invested in 1991.

Under the $600 million of debt securities issuable pursuant to the shelf registrations filed with the Securities and Exchange Commission, which became effective during 1993, the Company issued $500 million in notes consisting of $150 million of 4.75% three-year notes due 1996, $150 million of 6.25% 10-year notes due 2003, and $200 million of 5.75% 12-year notes due 2005. The Company used the net proceeds to refinance existing indebtedness related to maturing long-term debt and short-term debt incurred for the Parker Pen acquisition and other general corporate purposes. At December 31, 1993, there remained $100 million of debt securities available under the shelf registration expiring October 5, 1995.

Gillette continues to have access to substantial sources of capital in world financial markets. The Company's ability to generate funds internally, its substantial unused lines of credit and its access to worldwide credit markets are ample to cover all anticipated needs.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                              FINANCIAL STATEMENTS

    CONSOLIDATED STATEMENT OF INCOME AND EARNINGS REINVESTED IN THE BUSINESS

(Millions of dollars, except per share amounts)
Years Ended December 31, 1993, 1992 and 1991                  1993          1992         1991
Net Sales                                                  $5,410.8      $5,162.8     $4,683.9
Cost of Sales                                               2,044.3       2,025.8      1,898.7
Gross Profit                                                3,366.5       3,137.0      2,785.2

Selling, General and Administrative Expenses                2,279.2       2,169.9      1,923.6
Realignment Expense                                           262.6         --           --

Profit from Operations                                        824.7         967.1        861.6
Nonoperating Charges (Income)
 Interest income                                              (27.3)        (27.3)       (21.7)
 Interest expense                                              59.8          83.3        115.3
 Other charges - net                                          109.5          81.4         73.9
                                                              142.0         137.4        167.5
Income before Income Taxes and Cumulative
 Effect of Accounting Changes                                 682.7         829.7        694.1
Income Taxes                                                  255.8         316.3        266.7
Income before Cumulative Effect of
 Accounting Changes                                           426.9         513.4        427.4
Cumulative Effect of Accounting Changes                      (138.6)         --           --
Net Income                                                    288.3         513.4        427.4
Preferred Stock dividends, net of tax benefit                   4.7           4.8         18.0
Net Income Available to Common Stockholders                   283.6         508.6        409.4
Earnings Reinvested in the Business at beginning of
year                                                        2,259.6       1,909.3      1,635.6
                                                            2,543.2       2,417.9      2,045.0
Common Stock dividends declared                               185.3         158.3        135.7
Earnings Reinvested in the Business at end of year         $2,357.9      $2,259.6     $1,909.3
Income per Common Share before Cumulative
 Effect of Accounting Changes                              $   1.92      $   2.32     $   1.94
Cumulative Effect of Accounting Changes                        (.63)          --           --
Net Income per Common Share                                $   1.29      $   2.32     $   1.94
Dividends declared per common share                        $    .84      $    .72     $    .62
Average number of common shares outstanding (millions)        220.4         219.5        211.3

See accompanying Notes to Consolidated Financial Statements.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET

(Millions of dollars)
December 31, 1993 and 1992                                                    1993          1992
Assets
Current Assets
 Cash and cash equivalents                                               $   37.1       $   35.3
 Short-term investments, at cost, which approximates market value             1.5            4.5
 Receivables, less allowances: 1993, $45.9; 1992, $41.8                   1,226.9        1,186.1
 Inventories                                                                874.6          852.4
 Prepaid expenses, principally taxes                                        387.9          257.9
  Total Current Assets                                                    2,528.0        2,336.2
Property, Plant and Equipment, at cost less accumulated depreciation      1,214.5        1,075.4
Intangible Assets, less accumulated amortization                            916.9          432.1
Other Assets                                                                442.9          346.2
                                                                         $5,102.3       $4,189.9
Liabilities and Stockholders' Equity
Current Liabilities
 Loans payable                                                           $  395.0       $  307.2
 Current portion of long-term debt                                           46.2          168.6
 Accounts payable and accrued liabilities                                 1,122.4          928.9
 Income taxes                                                               196.7          156.1
  Total Current Liabilities                                               1,760.3        1,560.8
Long-Term Debt                                                              840.1          554.2
Deferred Income Taxes                                                       166.1          103.0
Other Long-Term Liabilities                                                 835.5          459.7
Minority Interest                                                            21.3           15.8
Stockholders' Equity
 8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
  Issued: 1993 - 164,243 shares; 1992 - 164,608 shares                       99.0           99.2
 Unearned ESOP compensation                                                 (53.8)         (64.8)
 Common stock, par value $1 per share
  Authorized 580,000,000 shares
  Issued: 1993 - 278,587,610 shares; 1992 - 277,874,114 shares              278.6          277.9
 Additional paid-in capital                                                 259.4          236.9
 Earnings reinvested in the business                                      2,357.9        2,259.6
 Cumulative foreign currency translation adjustments                       (415.0)        (265.2)
 Treasury stock, at cost:
  1993 - 57,697,990 shares; 1992 - 57,705,301 shares                     (1,047.1)      (1,047.2)
  Total Stockholders' Equity                                              1,479.0        1,496.4
                                                                         $5,102.3       $4,189.9


See accompanying Notes to Consolidated Financial Statements.


THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of dollars)
Years Ended December 31, 1993, 1992 and 1991                 1993        1992         1991
Operating Activities
 Net income                                               $288.3       $513.4      $427.4
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Cumulative effect of accounting changes                  138.6          --          --
  Provision for realignment expense                        164.1          --          --
  Depreciation and amortization                            218.5        210.9       192.7
  Other                                                     51.8         10.7        31.2
  Changes in assets and liabilities, net of effects
   from acquisition of businesses:
   Accounts receivable                                    (101.8)      (146.8)      (99.0)
   Inventories                                             (56.0)       (77.5)      (64.9)
   Accounts payable and accrued liabilities                 10.8         58.0         6.3
   Other working capital items                             (30.7)         2.9        45.4
   Other noncurrent assets and liabilities                  48.1         48.8        39.9
    Net cash provided by operating activities              731.7        620.4       579.0
Investing Activities
 Additions to property, plant and equipment               (352.0)      (321.4)     (286.0)
 Disposals of property, plant and equipment                 10.2         15.6        17.5
 Acquisition of businesses, less cash acquired            (452.9)       (64.5)      (84.6)
 Other                                                     (35.6)       (10.7)       (3.9)
    Net cash used in investing activities                 (830.3)      (381.0)     (357.0)
Financing Activities
 Proceeds from exercise of stock option and
  purchase plans                                            24.5         22.2        12.6
 Proceeds from long-term debt                              500.0         --           1.0
 Reduction of long-term debt                              (414.8)      (239.2)      (84.6)
 Increase (decrease) in loans payable                      177.5        117.1       (27.7)
 Dividends paid                                           (183.3)      (157.4)     (146.0)
    Net cash provided by (used in) financing
activities                                                 103.9       (257.3)     (244.7)
Effect of Exchange Rate Changes on Cash                     (3.5)          .4        (5.0)
Increase (Decrease) in Cash and Cash Equivalents             1.8        (17.5)      (27.7)
Cash and Cash Equivalents at Beginning of Year              35.3         52.8        80.5
Cash and Cash Equivalents at End of Year                  $ 37.1       $ 35.3      $ 52.8
 Supplemental disclosure of cash paid for:
  Interest                                                $ 72.5       $ 87.9      $111.5
  Income taxes                                            $180.9       $198.2      $156.9
 Noncash investing and financing activities:
  Acquisition of businesses
   Fair value of assets acquired                          $705.8       $ 62.3      $163.1
   Cash paid                                               481.1         65.9        90.2
    Liabilities assumed                                   $224.7       $ (3.6)     $ 72.9


See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company accounts and transactions are eliminated.

Accounts of subsidiaries outside the United States and Canada are included on the basis of fiscal years generally ending November 30, except for the Braun group of companies, whose fiscal year ends September 30.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

INVENTORY VALUATION

Inventories are valued at the lower of cost or market. In general, cost is currently adjusted standard cost, which approximates actual cost on a first-in, first-out basis.

DEPRECIATION

Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets.

INTANGIBLE ASSETS

Intangible assets principally consist of goodwill, which is being amortized to expense using the straight-line method over a period of 40 years. Other intangible assets are being amortized to expense on the straight-line method over a weighted average period of approximately 19 years. The carrying amount of intangible assets is assessed for impairment when operating profit from the applicable segment indicates that the carrying amount of the assets may not be recoverable.

NET INCOME PER COMMON SHARE

Net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding.

The calculation of fully diluted net income per common share assumes conversion of the preferred stock into common stock, and also adjusts net income for the ESOP debt service expense due to the assumed replacement of the preferred stock dividends with common stock dividends. The dilutive effect is not significant.

INCOME TAXES

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes which could result from the remittance of such earnings. These unremitted earnings amounted to $1,688 million at December 31, 1993.

Commencing in 1993, deferred taxes are provided using the asset and liability method for temporary differences between financial and tax reporting.

ACQUISITIONS AND
DIVESTITURES

On May 7, 1993, the Company acquired Parker Pen Holdings Limited (Parker
Pen), a worldwide writing instruments company, headquartered in England. The acquisition has been accounted for by the purchase method of accounting. The purchase price and other costs of the acquisition amounted to $458 million and have been allocated to goodwill pending an independent appraisal of Parker Pen's net assets acquired. The consolidated statement of income for 1993 includes Parker Pen's results from June 1, 1993, including amortization of a proportionate amount of the goodwill over a 40-year period.

The following unaudited pro forma summary presents the combined results of operations of the Company and Parker Pen as if the acquisition had occurred at the beginning of each period presented. The results do not purport to indicate what would have occurred had the acquisition been made on those dates or what results may be in the future.

(Millions of dollars,
except per share amounts)      1993((a))    1993((b))   1992
Net sales                      $5,562       $5,562      $5,496
Before cumulative effect of
 accounting changes:
 Income                        $  435       $  599      $  523
 Income per common share       $ 1.95       $ 2.69      $ 2.36

(a) after charge for realignment (b) before charge for realignment


During 1992 and 1991, the Company also acquired or increased its interest in several businesses at a total cost of $54 million and $130 million, respectively. These acquisitions did not materially affect results of operations in those years.

In 1993, the Netherlands company in which the Company owned a 22.9% nonvoting equity interest, and for which Gillette had provided part of the subordinated debt financing, sold its Wilkinson blade and razor business. This resolved all proceedings brought by the European antitrust authorities with respect to the Company's investment in the Netherlands company. The results of this transaction had no material impact on the Company's results of operations.

REALIGNMENT EXPENSE

The Board of Directors approved a realignment plan to take advantage of opportunities created by the continuing trend to more open world trade and the growth of the Company's global operations. The realignment plan involves various facilities and business units of the Company.

These actions resulted in a fourth quarter charge to profit from operations of $262.6 million ($164.1 million after taxes, or $.74 per share). This charge includes the accrual of estimated employee severance costs, provisions for the write-down of affected property, plant and equipment to net realizable values and other related costs.

FOREIGN CURRENCY
TRANSLATION

Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity titled, "Cumulative foreign currency translation adjustments." Also included are the effects of exchange rate changes on intercompany transactions of a long-term investment nature and transactions designated as hedges of net foreign investments.

An analysis of this account follows.

(Millions of dollars)             1993          1992         1991
Balance at beginning of year    $(265.2)      $(216.9)     $(209.5)
Translation adjustments,         (154.2)
 including the effect
 of hedging                                     (60.2)         6.5
Related income tax effect           4.4          11.9        (13.9)
Balance at end of year          $(415.0)      $(265.2)     $(216.9)

  Included in other charges were net exchange losses of $105.4 million, $68.8 million and $53.4 million for 1993, 1992 and 1991, respectively, relating to subsidiaries in highly inflationary countries, primarily Brazil.

INVENTORIES
                              December 31,       December 31,
                                   1993               1992
Raw materials and supplies    $  209.1            $  192.4
Work in process                   90.8                94.1
Finished goods                   574.7               565.9
                              $  874.6            $  852.4

PROPERTY, PLANT AND
EQUIPMENT

Land                          $   29.9            $   28.2
Buildings                        420.5               388.7
Machinery and equipment        2,125.5             1,996.7
                               2,575.9             2,413.6
Less accumulated depreciation  1,361.4             1,338.2
                              $1,214.5            $1,075.4

INTANGIBLE ASSETS

Goodwill ($43.7 million not   $  884.5
 subject to amortization)                         $  398.6
Other intangible assets          168.7               143.5
                               1,053.2               542.1
Less accumulated amortization    136.3               110.0
                              $  916.9            $  432.1

ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES
                           December 31,      December 31,
(Millions of dollars)             1993              1992
Accounts payable              $  268.9            $  305.7
Advertising and
 sales promotion                 170.1               149.0
Payroll and payroll taxes        187.6               173.0
Other taxes                       48.9                53.3
Interest payable                   9.9                22.6
Dividends payable on              46.4
 common stock                                         39.6
Realignment expense              155.4                --
Miscellaneous                    235.2               185.7
                              $1,122.4            $  928.9
OTHER LONG-TERM
LIABILITIES

Pensions                      $  311.7            $  284.3
Postretirement medical           193.9                --
Incentive plans                  111.2               106.3
Realignment expense              107.2                --
Miscellaneous                    111.5                69.1
                              $  835.5            $  459.7
DEBT

Loans payable at December 31, 1993 and 1992, included $54 million and $42 million, respectively, of commercial paper. The Company's commercial paper program is supported by its revolving credit facility.

Long-term debt is summarized as follows.

Commercial paper, 3.38%       $  100.0      $  --
5.75% Notes due 2005             200.0         --
6.25% Notes due 2003             150.0         --
4.75% Notes due 1996             150.0         --
6% Deutschmark notes due 1994    167.9         180.9
6.375% Deutschmark bonds         --
 due 1993                                      148.9
9.625% Pound sterling notes      --
 due 1993                                      106.0
6.7%-6.725% Deutschmark          --
 notes due 1993                                 71.0
8.03% Guaranteed ESOP notes       60.7
 due through 2000                               71.0
7.5% ECU notes due 1993          --             66.3
Other, primarily foreign          57.7
 currency borrowings                            78.7
Total long-term debt             886.3         722.8
Less current portion              46.2         168.6
Long-term portion               $840.1        $554.2

In 1993, the Company's shelf registrations, filed with the Securities and Exchange Commission and providing for the issuance of up to $600 million in debt securities, became effective. During the year, under the shelf registrations, a total of $500 million in notes was issued, consisting of $150 million of 4.75% notes due 1996, $150 million of 6.25% notes due 2003 and $200 million of 5.75% notes due 2005. The Company used the net proceeds from these issues to refinance existing indebtedness and for other general corporate purposes. At December 31, 1993, there remained $100 million of debt securities available under the Company's shelf registration expiring October 5, 1995.

The Company has swap agreements that effectively convert the interest obligations of the $500 million in debt securities issued under the shelf registrations from fixed to floating interest rates over the term of the respective issues, resulting in a weighted average interest rate of 3.5% at December 31, 1993.

In addition, the Company has swap agreements, maturing in 1994, that effectively establish U.S. dollar-denominated principal and interest obligations of certain European currency debt. As of December 31, 1993 and 1992, the respective aggregate U.S. dollar principal amounts were $409.3 million, with a weighted average interest rate of 3.2%, and $474.1 million, with a weighted average interest rate of 4.3%. Amounts associated with these swap agreements were liabilities of $14.6 million at December 31, 1993, and $3.6 million at December 31, 1992. Exchange rate movements give rise to changes in the values of these agreements which offset changes in the values of the underlying debt obligations.

The weighted average interest rate on total long-term debt, including associated swaps and excluding the guaranteed ESOP notes, was 3.5% at December 31, 1993, compared with 5.0% at December 31, 1992.

The Company's $350 million revolving bank credit agreement that extends through June 1995 may be used for general corporate purposes, including stock repurchases. Under the agreement, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of 1/8 of 1% per annum. In addition, the Company must meet certain financial covenants relating to interest coverage and net worth. At December 31, 1993, the Company was in com- pliance with all financial covenants, and its net worth exceeded the amount required by $479.0 million. At year-end 1993 and 1992, there were no borrowings under this agreement.

Based on the Company's intention and ability to maintain its revolving credit agreement beyond 1994, $100 million of commercial paper borrowings and $150 million of 1994 long-term debt maturities were classified as long-term at December 31, 1993. At December 31, 1992, $250 million of 1993 long-term debt maturities were so classified.

Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1993, are $196.2 million, $27.0 million, $173.6 million, $14.0 million and $10.4 million, respectively.

Unused lines of credit, including the revolving credit facility, amounted to $799 million at December 31, 1993.

FINANCIAL INSTRUMENTS

The Company uses financial instruments, principally swaps, forward contracts and options, in its management of foreign currency and interest rate exposures. These contracts hedge transactions and balances for periods consistent with its committed exposures.

Realized and unrealized foreign exchange gains and losses are recognized and offset foreign exchange gains or losses on the underlying exposures. The interest differential paid or received on swap agreements is recognized as an adjustment to interest.

At December 31, 1993, the Company had $75 million of contracts outstanding, which mature during 1994. In 1992, similar contracts amounted to $701 million. These amounts exclude the swap agreements described in the Debt note. The contracts primarily require the Company to purchase, sell or swap certain foreign currencies either with or for U.S. dollars and Deutschmarks at the contracted rate.

Several major international financial institutions are counterparties to the Company's financial instruments. It is Company practice to monitor the financial standing of the counterparties and limit the amount of exposure with any one institution. The Company may be exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Company operations. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.

The estimated fair values of the Company's financial instruments are summarized below.

                                Carrying      Estimated
(Millions of dollars)             Amount       Fair Value
December 31, 1993
Long-term investments           $ 54.8        $ 58.5
Total long-term debt            (886.3)       (887.6)
Foreign currency and              (4.7)
interest
 rate contracts                                (11.0)
December 31, 1992
Long-term investments           $ 43.9        $ 50.9
Total long-term debt            (722.8)       (718.2)
Foreign currency and
interest
 rate contracts                    4.7           3.8

The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities. The fair values of foreign currency and interest rate contracts, including swaps described in the Debt note, are estimated based on dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current exchange and interest rates and the current creditworthiness of the counterparties.

INCOME TAXES

Effective January 1, 1993, the Company changed its way of accounting for income taxes from the deferred method to the asset and liability method. Accordingly, deferred income taxes are recognized for the expected tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

The cumulative effect of this change was a charge of $13.0 million, or $.06 per common share. Prior periods were not restated.

Income before income taxes and income tax expense are summarized below.

(Millions of dollars)         1993        1992       1991
Income before income
taxes
 United States               $271.7      $325.0     $252.1
 Foreign                      411.0       504.7      442.0
Total income before          $682.7
 income taxes                            $829.7     $694.1
Current tax expense:
 Federal                     $ 88.7      $ 88.3     $ 89.5
 Foreign                      222.7       176.1      163.8
 State                         37.1        28.1       22.7
Deferred tax expense:
 Federal                      (15.8)       25.7         .2
 Foreign                      (73.9)       (1.9)      (9.5)
 State                         (3.0)       --         --
Total income tax expense     $255.8      $316.3     $266.7

Income tax expense does not include the cumulative effect of accounting changes. The impact of this change relating solely to 1993 is immaterial and is also expected to be immaterial in subsequent years.

An analysis of deferred tax expense/(benefit) follows.
(Millions of dollars)       1993        1992       1991
Depreciation              $  2.6       $(1.9)     $ 7.4
Stock equivalent
 unit plan                    .9        (2.3)      (5.1)
Realignment program        (98.5)         --         --
Oil and gas operations        --         (.4)        .1
Other                        2.3        28.4      (11.7)
Total deferred tax        $(92.7)
 expense                               $23.8      $(9.3)

A reconciliation of the statutory Federal income tax rate and the Company's effective tax rate follows.

Statutory Federal tax rate   35.0%      34.0%     34.0%
Lower effective tax rate
 on foreign income           (3.4)       (.8)     (1.9)
Effect of foreign currency    4.1
 translation                             1.2       2.4
State taxes (net of
 Federal tax benefits)        3.2        2.2       2.2
Other differences            (1.4)       1.5       1.7
Effective tax rate           37.5%      38.1%     38.4%

The components of deferred tax assets and liabilities at December 31, 1993, are shown below.

                                Deferred Tax      Deferred Tax
(Millions of dollars)             Assets         Liabilities
Current
 Realignment program             $ 58.3              --
 Incentive plans                   33.8              --
 Advertising and sales             15.5
  promotion                                          --
 Inventory reserves                 9.7              --
 Misc. reserves & accruals         25.6              --
 All other                        148.6             6.2
  Total Current                   291.5             6.2
Noncurrent
 Postretirement benefits           64.6              --
 Property, plant and
  equipment                          --            74.8
 Realignment program               40.2              --
 Incentive plans                   17.8              --
 All other                         14.3            91.3

  Total Noncurrent             136.9             166.1
Total                         $428.4            $172.3
Net Deferred Tax Assets       $256.1
Included in:
                              $291.5


 Prepaid expenses             $291.5            $  --
 Other assets                  136.9               --
 Income taxes                    --                6.2
 Deferred income taxes           --              166.1
                              $428.4            $172.3

PENSION PLANS

The Company has noncontributory defined benefit pension plans in effect for substantially all of its domestic employees. Benefits are based on age, years of service and the level of compensation during the final years of employment. The funding policy of the Company for these plans is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act. In addition, the Company has various foreign retirement programs, including defined benefit, defined contribution and other plans, covering the majority of foreign employees. In Germany, under common local practice and enabling tax law, pension costs are accrued but unfunded.

Total pension expense for 1993 was $57.0 million, compared with $53.6 million and $50.2 million in 1992 and 1991, respectively. The components of net pension expense follow.

                                                  1993                      1992                         1991
(Millions of dollars)                             Domestic      Foreign     Domestic       Foreign       Domestic     Foreign
Defined Benefit Plans
 Service cost--benefits earned                    $12.3         $20.1       $11.8          $19.1          $ 9.6       $15.8
 Interest cost on projected benefit obligation     38.1          35.5        34.9           35.3           31.8        29.0
 Actual return on plan assets                     (46.3)        (64.5)      (30.9)         (12.2)         (80.5)      (54.6)
 Net amortization and deferral                      9.9          46.0        (1.8)          (9.2)          53.8        39.1
                                                   14.0          37.1        14.0           33.0           14.7        29.3
Other Pension Costs
 Defined contribution plans                         --            1.7         --             1.9            --          1.6
 Foreign plans not on SFAS 87                       --            4.2         --             4.7            --          4.6
Total Pension Expense                             $14.0         $43.0       $14.0          $39.6          $14.7       $35.5

The funded status of the Company's principal defined benefit plans and the amounts recognized in the balance sheet at December 31 follow.

                                              1993                       1992                        1991
(Millions of dollars)                         Domestic      Foreign      Domestic     Foreign        Domestic     Foreign
Vested benefit                                $431.1       $ 438.8       $343.9       $ 340.6        $327.7      $ 280.6
Nonvested benefit                               70.4          22.0         25.8          17.5          22.0         15.2
Accumulated benefit obligation                 501.5         460.8        369.7         358.1         349.7        295.8
Benefit obligation related to future
  compensation levels                          108.8          66.4        106.4          74.1         101.2         85.0
Projected benefit obligation                   610.3         527.2        476.1         432.2         450.9        380.8
Fair value of plan assets, invested primarily
 in equities and bonds                         489.4         268.1        423.3         174.6         400.8        204.3
Plan assets less than projected benefit
 obligation                                   (120.9)       (259.1)       (52.8)       (257.6)        (50.1)      (176.5)
Unrecognized transition obligation (asset)      (2.3)         10.8         (2.6)         13.5          (2.9)         7.5
Unrecognized prior service cost                 27.4           9.5         17.8           6.3          18.6          6.8
Unrecognized net loss                          117.1          44.3         54.4          36.2          48.4         21.8
Minimum liability adjustment                    (8.9)        (15.4)          --            --            --           --

Net prepaid (accrued) pension cost included
 in consolidated balance sheet                $ 12.4       $(209.9)      $ 16.8       $(201.6)       $ 14.0      $(140.4)

The primary assumptions used in determining related obligations of the plans are shown below.

                                      1993                        1992                          1991
(Percent)                             Domestic     Foreign        Domestic     Foreign          Domestic     Foreign
Discount rate                          7           5-9             8           5-10             8            5-11
Increase in compensation levels        5           3-1/2 - 7-1/2   5-1/2       3-1/2 - 6-1/2    5-1/2        3-1/2 - 8
Long-term rate of return on
 assets                                9           5-10            9           5-11             9            5-11

OTHER POSTRETIREMENT
BENEFITS

The Company and its subsidiaries also provide certain health care and life insurance benefits to retired employees. Substantially all of the Company's domestic employees and some employees in foreign countries become eligible for these benefits upon retirement. At the time of retirement, domestic employees who elect to participate are required to pay some portion of such medical costs if hired before July 1, 1990, or all of such costs if hired after that date. The Company's employee stock ownership plan (ESOP) was established to assist employees who retire after January 1, 1992, to finance their retiree medical costs.

Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for U.S. operations and recognized immediately the aftertax transitional obligation of $109 million as a cumulative effect of an accounting change. This standard requires that the cost of these benefits be recognized in the financial statements during employees' active working lives. Previously, they were recognized as claims were incurred and amounted to $10.6 million and $10.0 million in 1992 and 1991, respectively.

The other postretirement benefit expense for 1993 was $9.2 million. The components of the net expense follow.

(Millions of dollars)                    1993
Interest cost                           $14.7
Service cost (income)                    (5.2)
Actual loss (return) on assets            (.4)
Net amortization and expense               .1
Other postretirement benefit expense     $9.2

The status of the Company's plans and the amounts recognized in the balance sheet at December 31, 1993, follow.

Retirees                                         $113.0
Fully eligible active employees                    32.8
Other active employees                             65.4
Accumulated postretirement benefit obligation     211.2
Fair value of plan assets                          (7.2)
Unrecognized net loss                             (10.1)
Accrued postretirement liability                 $193.9

The accumulated postretirement benefit obligation was determined using an assumed discount rate of 7%. The assumed health care cost trend rate was 13% in 1993, decreasing to 5% by the year 2001. A one percentage point increase in the health care cost trend would have increased the accumulated postretirement benefit obligation by $33 million and the cost for 1993 by $1.7 million.

ESOP shares allocated to participants reduce Company obligations over the period of allocation. The account balance is assumed to have an annual yield of 12 percent. In addition, the Company established a retiree health benefits account within its domestic pension plan that will be used to partially fund health care benefits for future retirees.

Adoption for foreign operations is not mandatory until 1995. Since most of the Company's foreign operations are covered by government-sponsored programs, the effect of adopting the statement is expected to be immaterial to the results of operations.

EMPLOYEE STOCK
OWNERSHIP PLAN

Under this plan, the Company sold to the ESOP 165,872 shares of a new issue of Series C cumulative convertible preferred stock for $100 million, or $602.875 per share. The Series C stock pays an annual dividend of 8% and will be allocated to eligible employees over a 10-year period, which began in September 1990.

Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 20 common shares at $30.14375 per share. At December 31, 1993, 164,243 Series C shares were outstanding. This was equivalent to 3,284,851 shares of common stock, about 1.5% of the Company's outstanding voting stock.

Each Series C share carries rights under the Company's preferred stock purchase rights plan and currently is entitled to five rights.

Proceeds received from the sale of Series C shares to the ESOP were used to retire Company debt. The ESOP purchased the Series C shares with borrowed funds. The ESOP loan principal and interest will be repaid on a semi-annual basis over a 10-year period by Company contributions to the ESOP and by the dividends paid on the Series C shares. Company cash contributions and dividend payments of $15.8 million and $18.1 million were paid to the ESOP during 1993 and 1992, respectively. The ESOP made principal and interest payments of $10.3 million and $5.5 million during 1993, $11.7 million and $6.5 million during 1992, and $14.1 million and $7.6 million during 1991, respectively.

The Company has guaranteed the ESOP's borrowings and has reported the unpaid balance of this loan as a liability of the Company. An unearned ESOP compensation amount is reported as an offset to the Series C share amount in the equity section.

Compensation expense related to the plan is based upon the preferred shares allocated to participants and amounted to $8.5 million, $11.1 million and $14.5 million in 1993, 1992 and 1991, respectively.

COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On April 1, 1991, the 600,000 shares of 8-3/4%
Series B Cumulative Convertible Preferred Stock, held by insurance subsidiaries of Berkshire Hathaway Inc., were converted into 24,000,000 shares of the Company's common stock. Shares of common stock held in the Company's treasury were used in the conversion.

            Changes in these capital accounts are summarized below.

(Thousands of shares)                        (Millions of dollars)

                                                  Common Stock

                                                                                              Additional
                                                                                  Common       Paid-in      Treasury
                                  Issued        In Treasury      Outstanding       Stock       Capital        Stock
Balance at December 31, 1990      276,167        (81,730)          194,437        $276.2       $ 38.7      $(1,483.2)
Conversion of Series B                 --
 Preferred Stock                                  24,000            24,000            --        161.4          435.5
Conversion of Series C ESOP            --
 Preferred Stock                                       8                 8            --           .1             .2
Stock option and purchase plans       734             --               734            .7         12.8             --
Balance at December 31, 1991      276,901        (57,722)          219,179         276.9        213.0       (1,047.5)
Conversion of Series C ESOP            --
 Preferred Stock                                      17                17            --           .2             .3
Stock option and purchase plans       973             --               973           1.0         23.7             --
Balance at December 31, 1992      277,874        (57,705)          220,169         277.9        236.9       (1,047.2)
Conversion of Series C ESOP            --
 Preferred Stock                                       7                 7            --           .1             .1
Stock option and purchase plans       714             --               714            .7         22.4             --
Balance at December 31, 1993      278,588        (57,698)          220,890        $278.6       $259.4      $(1,047.1)

PREFERRED STOCK PURCHASE RIGHTS

At December 31, 1993, the Company had 56,043,617 preferred stock purchase rights outstanding as follows: one-quarter of a right for each outstanding share of common stock and a total of 821,212 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one two-hundredth of a share of junior participating preferred stock for $160. The rights only become exercisable, or separately transferable, 10 days after a person acquires 20% or more, or 10 business days after a tender offer commences which could result in ownership of more than 30%, of the Company's stock.

If any person acquires 30% or more of the common stock (except in an offer for all common stock which has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 20% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

The rights, which have no voting power, expire on December 9, 1996. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 20% stockholder.

At December 31, 1993, there were authorized 5,000,000 shares of preferred stock without par value, of which 164,243 Series C shares were issued and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

STOCK AND STOCK EQUIVALENT UNIT PLANS

Stock Option Plan activity is summarized below.

                                                     1993                          1992                         1991

                                                    Average                       Average                      Average
                                                   Per Share                     Per Share                    Per Share
(Thousands of shares)                 Shares      Option Price     Shares      Option Price     Shares      Option Price
Outstanding at beginning of year       4,347            $32.84      4,160            $26.22       3,988           $21.30
Granted                                  982             48.40      1,311             44.85       1,164            35.97
Exercised                               (765)            26.91     (1,116)            22.21        (905)           16.85
Cancelled                                (22)            39.88         (8)            38.54         (87)           28.95
Outstanding at end of year             4,542             37.17      4,347             32.84       4,160            26.22
Shares reserved for future grants         62                        1,022                         2,325

The Stock Option Plan authorizes the granting of options on shares of the Company's common stock to selected key employees, including those who also may be officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. All outstanding options have 10-year terms and are exercisable one year from the date of grant, provided the employee optionee is still employed or the director continues to serve. The plan also permits payment for options exercised in shares of the Company's common stock and the granting of incentive stock options.

The Stock Purchase Plan provides for the sale at fair market value of the Company's common stock to selected key employees, excluding officers and directors. At December 31, 1993, 184,739 shares were reserved for issuance under the plan.

The Stock Equivalent Unit Plan provides for awards of basic stock units to key employees, excluding officers who are directors. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years and vesting commences in the third year.

Stock Equivalent Unit Plan expense amounted to $14.5 million in 1993, $22.1 million in 1992 and $31.5 million in 1991.

CONTINGENCIES

The Company is subject to legal proceedings and claims arising out of its business which cover a wide range of matters, including antitrust and trade regulation, contracts, environmental issues, product liability, patent and trademark matters and taxes.

Management, after review and consultation with counsel, considers that any liability from all of these pending lawsuits and claims would not materially affect the consolidated financial position or results of operations of the Company.

LEASE COMMITMENTS

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $40.6 million in 1994, $32.4 million in 1995, $26.2 million in 1996, $22.8 million in 1997, $20.3 million in 1998 and $32.1 million for years thereafter. Rental expense amounted to $60.5 million in 1993, $59.7 million in 1992 and $52.3 million in 1991.

RESEARCH AND DEVELOPMENT

Research and development costs, included in selling, general and administrative expenses, amounted to $133.1 million in 1993, $123.8 million in 1992 and $108.9 million in 1991.

PRINCIPAL DIVISIONS AND SUBSIDIARIES
                              North Atlantic Group

The North Atlantic Group manufactures and markets the Company's traditional shaving and personal care products in Western Europe and North America. Sales showed good progress, and profits moved considerably above those of the year before.
Stationery Products Group

The Stationery Products Group produces and sells the Company's stationery products in Western Europe and North America. In 1993, sales and profits increased substantially.
International Group

The International Group makes and markets the Company's traditional shaving, personal care and stationery products throughout the world except for Western Europe and North America. Sales and profits climbed sharply in 1993. Diversified Group

The Diversified Group consists of Braun, Oral-B and Jafra, each organized on a worldwide product line basis. Sales were slightly lower in 1993, and profits posted a moderate gain.

CORPORATE AND STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of the stockholders will take place on Thursday, April 21, 1994, at the John F. Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

CORPORATE HEADQUARTERS

Prudential Tower Building
Boston, Massachusetts 02199
(617) 421-7000

INCORPORATED

State of Delaware

COMMON STOCK

Major stock exchanges: New York, Boston,
Midwest, Pacific, London, Frankfurt, Zurich
New York Stock Exchange Symbol: G
At year-end, stockholders numbered 29,100, living in all 50 states and more than 30 countries abroad.

TRANSFER AGENT AND
REGISTRAR

The First National Bank of Boston
Shareholder Services Division
P.O. Box 644
Mail Stop 45-02-09
Boston, Massachusetts 02102
(617) 575-2900

AUDITORS

KPMG Peat Marwick

FORM 10-K

The Company's 1993 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by written request from the office of the Secretary, or by calling toll-free (800) 291-7615.

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

All stockholders of record are invited to participate in the Dividend Reinvestment and Stock Purchase Plan. The plan provides a convenient, economical and systematic means of acquiring additional shares of the Company's common stock through the reinvestment of cash dividends. Participants also may invest additional cash amounts in the purchase of shares as frequently as once each month.

Interested stockholders can obtain a descriptive brochure and enrollment card from:

The First National Bank of Boston
Dividend Reinvestment and Stock Purchase Plan
P.O. Box 1681
Mail Stop 45-01-06
Boston, Massachusetts 02105
(617) 575-2900

QUARTERLY REPORTS

If you are a registered holder of Gillette common stock, the Company mails quarterly reports directly to you. If your shares are held of record by a bank, broker or other nominee, however, you probably receive the Company's quarterly reports as much as a month later than a registered stockholder because the reports are first forwarded to your financial institution.

Many stockholders have noted that, after such a delay, the quarterly information is of limited value--even though it costs the Company more to forward reports through financial institutions.

In an effort to provide more timely information to all stockholders and as part of the Company's continuing effort to reduce costs, Gillette will continue to mail quarterly reports to stockholders of record, but, beginning in 1994, will no longer forward these reports through financial institutions.

If your shares are registered in the name of a broker or other nominee, and you would like to continue to receive the quarterly reports, the Company will gladly mail them directly to you. You may add your name to our mailing list by writing to the office of the Secretary, or by calling toll-free (800) 291-7615.

FINANCIAL INFORMATION BY BUSINESS SEGMENT

                           Blades &   Toiletries &   Stationery      Braun          Oral-B
(Millions of dollars)        Razors      Cosmetics     Products   Products        Products    Other      Corporate  Total
1993
Net sales                  $2,117.6   $1,047.1       $  633.1     $1,248.8        $363.1      $1.1        $   --    $5,410.8
Profit from operations*       692.2       (6.2)          27.0        146.4          16.9       (.6)        (51.0)      824.7
Identifiable assets         1,643.7      624.2        1,070.7        959.5         307.9       1.2         495.1     5,102.3
Capital expenditures          161.7       40.5           23.7         90.5          27.7        .1           7.8       352.0
Depreciation                   73.0       20.5           19.8         64.4           8.2        .3           2.8       189.0

* After realignment
 expense of                   104.3       64.6           37.5         20.9          28.7        --           6.6       262.6

1992
Net sales                  $1,978.2   $  970.9       $  520.4     $1,325.6        $365.9      $1.8        $   --    $5,162.8
Profit from operations        665.3       89.4           48.9        162.7          46.8       (.3)        (45.7)      967.1
Identifiable assets         1,533.9      545.8          469.5      1,057.1         261.2       5.2         317.2     4,189.9
Capital expenditures          133.5       46.7           25.5         87.4          23.4        .6           4.3       321.4
Depreciation                   75.2       20.1           15.6         64.4           8.5        .3           3.9       188.0

1991
Net sales                  $1,750.1   $  946.9       $  460.3     $1,215.8        $308.1      $2.7        $   --    $4,683.9
Profit from operations        555.6      114.1           48.8        145.3          38.8       (.1)        (40.9)      861.6
Identifiable assets         1,477.9      486.9          423.2        883.2         248.4       2.3         364.8     3,886.7
Capital expenditures          126.5       37.6           27.8         78.0          11.1        --           5.0       286.0
Depreciation                   71.6       19.1           11.9         56.3           7.8        .3           5.4       172.4

FINANCIAL INFORMATION BY GEOGRAPHIC AREA
                           Western        Latin                   Total        United
(Millions of dollars)       Europe      America     Other       Foreign        States        Corporate    Total
1993
Net sales                  $1,948.9     $761.7      $940.7       $3,651.3      $1,759.5        $   --     $5,410.8
Profit from operations*       316.0      177.6       125.8          619.4         256.3         (51.0)       824.7
Identifiable assets         2,199.9      647.9       505.0        3,352.8       1,254.4         495.1      5,102.3

* After realignment
 expense of                   109.8       39.6        30.6          180.0          76.0           6.6        262.6

1992
Net sales                  $2,105.5     $646.6      $819.0       $3,571.1      $1,591.7        $   --     $5,162.8
Profit from operations        411.7      176.9       121.8          710.4         302.4         (45.7)       967.1
Identifiable assets         1,870.4      504.4       444.4        2,819.2       1,053.5         317.2      4,189.9

1991
Net sales                  $1,896.7     $557.6      $733.8       $3,188.1      $1,495.8        $   --     $4,683.9
Profit from operations        364.0      156.3       105.1          625.4         277.1         (40.9)       861.6
Identifiable assets         1,723.5      449.3       460.6        2,633.4         888.5         364.8      3,886.7

SEGMENT AND AREA COMMENTARY

Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes. Nonoperating charges/income consists principally of net interest expense and exchange losses.

In calculating profit from operations for individual business segments, substantial expenses incurred at the operating level which are common to more than one segment are allocated on a net sales basis. Certain headquarters expenses of an operational nature also are allocated to business segments and geographic areas. In 1993, components of some geographic areas were redefined. Prior years were restated.

The principal products included in each of the Company's major business segments are described in the review of operations, which appears earlier.

All intercompany transactions have been eliminated, and transfers of finished goods between geographic areas are not significant. Assets in the Corporate column include deferred income tax assets, primarily relating to the realignment program and to mandated accounting changes, prepaid and intangible pension assets, oil and gas investments, and nonqualified benefit trusts.

The Company is responsible for the objectivity and integrity of the accompanying consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year-end. Financial information contained elsewhere in the Annual Report is consistent with that included in the financial statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
RESPONSIBILITY FOR FINANCIAL STATEMENTS
The Company maintains a system of
internal accounting controls that includes careful selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with generally accepted accounting principles.

KPMG Peat Marwick, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears below. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, with the internal auditors and with the financial officers of the Company to review matters relating to the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's statement of policy as to the conduct of its business, including proper accounting and dealing with auditors. In addition, it is responsible for recommending the appointment of the Company's independent auditors, subject to stockholder approval.

                          INDEPENDENT AUDITORS' REPORT

Peat Marwick
The Stockholders and Board of Directors
of The Gillette Company

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statements of income and earnings reinvested in the business and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick


Boston, Massachusetts
January 27, 1994

BUSINESS SEGMENTS

The percentages of consolidated net sales and segment profit from operations, before corporate expenses, during the last five years for each of the
Company's major business segments are set forth below.
             Blades &            Toiletries &         Stationery             Braun                Oral-B
              Razors               Cosmetics           Products             Products             Products
           Net      Segment     Net     Segment     Net      Segment     Net      Segment      Net     Segment
Year      Sales     Profit     Sales    Profit      Sales     Profit    Sales     Profit      Sales    Profit
1993*      39%       70%        19%       5%        12%        6%         23%       15%        7%        4%
1992       38%       66%        19%       9%        10%        5%         26%       16%        7%        4%
1991       37%       62%        20%      13%        10%        5%         26%       16%        7%        4%
1990       36%       60%        22%      13%        11%        8%         25%       15%        6%        4%
1989       32%       62%        27%      10%        11%       10%         24%       15%        6%        3%

*Segment profit percentages are before realignment expense.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
OTHER FINANCIAL INFORMATIONQUARTERLY FINANCIAL INFORMATION

(Millions of dollars, except per share amounts)                               Three Months Ended

1993                                             March 31       June 30      September 30       December 31*      Total Year
Net sales                                        $1,216.6      $1,237.3          $1,339.7          $1,617.2         $5,410.8
Gross profit                                        753.1         773.6             839.0           1,000.8          3,366.5
Profit from operations                              262.4         244.2             266.8              51.3            824.7
Income before income taxes and cumulative
 effect of accounting changes                       227.7         215.5             232.0               7.5            682.7
Income before cumulative
 effect of accounting changes                       142.3         134.7             145.0               4.9            426.9
Cumulative effect of accounting changes            (138.6)           --                --                --           (138.6)
Net income                                            3.7         134.7             145.0               4.9            288.3
Income per common share before cumulative
 effect of accounting changes                         .64           .61               .65               .02             1.92
Cumulative effect of accounting changes              (.63)           --                --                --             (.63)
Net income per common share                           .01           .61               .65               .02             1.29
Dividends declared per common share                    --           .21               .21               .42              .84
Stock price range: (composite basis)
 High                                                  61-3/8        60-5/8            59-1/4            63-3/4
 Low                                                   52-1/2        47-3/8            50                57-1/8

*In the fourth quarter of 1993, a charge for realignment expense reduced profit from operations and income before income taxes by $262.6 million, income by $164.1 million and income per common share by $.74.

1992
Net sales                                        $1,206.8      $1,198.9          $1,249.2          $1,507.9         $5,162.8
Gross profit                                        743.9         734.0             764.1             895.0          3,137.0
Profit from operations                              248.5         226.5             236.6             255.5            967.1
Income before income taxes                          210.4         192.6             206.9             219.8            829.7
Net income                                          129.4         120.5             128.2             135.3            513.4
Net income per common share                           .58           .55               .58               .61             2.32
Dividends declared per common share                    --           .18               .18               .36              .72
Stock price range: (composite basis)
 High                                                  54-7/8        52-1/2            58-3/4            61-1/4
 Low                                                   46-3/8        43-7/8            47-1/2            54-1/2

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
HISTORICAL FINANCIAL SUMMARY

(In millions, except per share amounts, stock price and employees)
                          Profit       Income                   Net        Depreciation
              Net          from        before       Net       interest          and          Total        Capital
Year         sales      operations      taxes     income      expense      amortization     assets      expenditures
1993*       $5,411        $825          $683        $288       $ 33           $219          $5,102          $352
1992         5,163         967           830         513         56            211           4,190           321
1991         4,684         862           694         427         94            193           3,887           286
1990         4,345         773           593         368        120            177           3,671           255
1989         3,819         664           474         285        115            149           3,114           223
1988         3,581         614           449         269        101            141           2,868           189
1987         3,167         523           392         230         82            126           2,731           147
1986**       2,818         229            58          16         47            108           2,540           199
1985         2,400         371           272         160         48             88           2,425           157
1984         2,289         347           259         159         35             82           2,024           119
1983         2,183         319           239         146         33             81           1,696            90
1982         2,239         319           225         135         46             80           1,667            91

 * In 1993, a charge for realignment expense reduced profit from operations and income before income taxes by $263 million, income by $164 million and income per common share by $.74. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share by $.63.

** In 1986, special charges for restructuring expense reduced profit from operations by $179 million and, along with tender offer response costs and a change in accounting for oil and gas investments, reduced income before taxes by $243 million, net income by $165 million and net income per common share by $.65.

Per Common Share

Net property,                                                               Average com-     Year-end
 plant and       Long-term      Stockholders'       Net      Dividends       mon shares        stock
 equipment         debt           equity          income      declared      outstanding        price        Employees      Year
$1,215            $  840         $1,479            $1.29        $.84            220           $59-5/8        33,400       *1993
 1,075               554          1,496             2.32         .72            220            56-7/8        30,900        1992
   931               742          1,157             1.94         .62            211            56-1/8        31,200        1991
   862             1,046            265             1.60         .54            194            31-3/8        30,400        1990
   745             1,041             70             1.35         .48            193            24-5/8        30,400        1989
   683             1,675            (85)            1.23         .43            219            16-5/8        29,600        1988
   664               840            599             1.00         .39-1/4        230            14-1/4        30,100        1987
   637               915            461              .06         .34            255            12-3/8        32,100      **1986
   504               436            898              .65         .32-1/2        247             8-3/4        31,400        1985
   430               443            791              .65         .31            246             7-1/8        31,400        1984
   406               278            757              .60         .29-5/8        244             6-1/8        29,400        1983
   420               293            721              .56         .28-1/8        243             5-5/8        30,200        1982