Form 10-K, Exhibit 13
period 1994-12-31
GILLETTE CO
filed 1995-03-21
CIK 41499

                                                                      Exhibit 13

Founded in 1901, The Gillette Company is the world leader in male grooming products, a category that includes blades and razors, shaving preparations and electric shavers. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation appliances. The Company is the world's top seller of writing instruments and correction products. In addition, the Company is the world leader in toothbrushes and oral care appliances.

Gillette manufacturing operations are conducted at 57 facilities in 28 countries, and products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

                            LETTER TO STOCKHOLDERS

    The Gillette Company achieved new highs in sales and earnings in 1994, continuing the strong momentum of the last several years. Business growth was broadly based, with new product introductions, geographic expansion and the vitality of our established brands all contributing to this record performance.

Total sales increased 12% to $6.07 billion. Net income and earnings per common share advanced at a faster pace of 18% to $698 million and $3.14 per share. These profit measures are compared with 1993 results before special charges.

    For the 89th consecutive year, the Company paid cash dividends on its common stock. Dividends declared increased 19% to $1.00 per share, up from 84 cents in 1993.

    The double-digit improvements in Gillette financial results in 1994 are consistent with the longer-term pattern of continued progress. During the five-year period from 1989 to 1994, sales have grown at a 10% compounded annual rate, net income at 20%, earnings per common share at 18% and dividends per common share at 16%.

    The Company's sustained profitable growth has been reflected in the outstanding performance of Gillette common stock. In 1994, Gillette stock outperformed the stock market averages by a wide margin in terms of total return. The annual return to shareholders on Gillette common stock was 27% in 1994, compared with returns of 5% for the Dow Jones Industrial Average and 1% for the Standard & Poor's 500.

[ART APPEARS HERE]

    Furthermore, this superior performance has been maintained over an extended period. During the last five years, the compounded annual return to shareholders on Gillette stock has been 27%, significantly outpacing the returns of 10% for the DJIA and 9% for the S&P 500. In terms of total dollars, Gillette stock has added over $11 billion in market value in the last five years -- from $5.4 billion at the end of 1989 to $16.6 billion at the end of 1994.

    The Company's stock continued to be an excellent long-term investment, with a 30% annual rate of return over the last 10 years. The value of a $1,000 investment in Gillette stock at the end of 1984 grew to $13,499 by the end of 1994, three times the value of a comparable investment in either of the market averages.

                              Investment          Value           Compounded
                               12/31/84          12/31/94       Rate of Return
- ------------------------------------------------------------------------------
Gillette                        $1,000            $13,499            30%
DJIA                            $1,000            $ 4,480            16%
S&P 500                         $1,000            $ 3,815            14%
- ------------------------------------------------------------------------------

    The strong long-term performance of our stock reflects not only the past growth of the business, but the perception by investors that Gillette is well-positioned for future growth. Both actual results and perceptions of the future are largely due to our continuing focus on carrying out the Company's mission to achieve or enhance clear leadership, worldwide, in the core

"GILLETTE STOCK HAS ADDED OVER $11 BILLION IN MARKET VALUE IN FIVE YEARS."

consumer product categories in which we choose to compete. In 1994, three-fourths of the Company's total sales came from product categories in which Gillette holds the worldwide leadership position. This is up sharply from five years ago, when the comparable proportion was just over one-half of sales.

    To attain these results, we emphasize geographic expansion and three principal growth drivers-research and development, capital spending and advertising. In combination, these growth drivers should rise at least as fast as sales over the long term to assure future growth. (In 1994, they rose 14%, compared with 12% for sales.) We also look to increase the level of incremental spending on these growth drivers over time by as much as we add to profit from operations. As an indication of the effectiveness of this approach, 45% of our 1994 sales came from products introduced in the last five years -- exceeding the 37% ratio achieved in 1993 and the 35% ratio in 1991 and 1992.

    The pace of new product activity has accelerated to an all-time high, with more than 20 new products introduced in 1994.

                             [GRAPH APPEARS HERE]

The high level of activity will continue in 1995, along with extending the geographic rollout of major products such as the SensorExcel and Sensor for Women shaving systems, the Gillette Series male grooming line and the Braun Supervolume hair dryer.

    An important element of the Company's long-term growth plans is the development of our business in "new geographies" such as Eastern Europe, Russia and China. The latest example is a Braun shaver production facility established in China during 1994. Gillette sales in all international markets outside of Western Europe advanced by 18% this year. Gillette ranks among the most global of Fortune 500 corporations, with approximately 70% of total sales and operating profit generated outside the United States.

    The review of operations section of this Annual Report describes the performance of all of our product lines, but I'd like to highlight a few areas of outstanding progress that illustrate how the Company's mission is being carried out.

. The Sensor shaving system franchise has continued to grow vigorously and now accounts for almost 40% of total Gillette blade and razor sales dollars. The success of the original Sensor razor and cartridge, which now have complete worldwide distribution, has been enhanced by the excellent acceptance of the Sensor for Women and SensorExcel shaving systems.

    The Sensor for Women system, introduced in the United States in mid-1992, substantially broadened its geographic availability this year with highly successful introductions in European, Latin American and Asian markets. The SensorExcel system, introduced in Continental Europe and Canada in the second half of 1993, has achieved rapid growth, accounting for one-third of total Sensor sales in these markets after one year. In 1994, SensorExcel introductions were made in several major markets such as the United Kingdom, Japan and, in the fourth quarter, the United States. In all markets, it is establishing a new standard of shaving excellence.

. The innovative clear gel technology developed by Gillette scientists for deodorants and antiperspirants has been the primary contributor to the vitality of the Company's business in this category.

"THREE-FOURTHS OF 1994 SALES CAME FROM CATEGORIES IN WHICH WE HOLD THE WORLDWIDE LEADERSHIP."

The clear gel technology, which debuted in the Gillette Series male grooming line in late 1992, was incorporated into the Right Guard line a year later and into Soft & Dri and Dry Idea antiperspirants in 1994. In the three markets where they first were introduced -- the United States, Canada and the United
Kingdom -- these gel products have boosted total Gillette brand shares by four points and now account for over one-fourth of Gillette consumer sales in the deodorant/antiperspirant category.

. The Braun Oral-B plaque remover, now in its fourth year, has strengthened its position as the world-wide leader in oral care appliances, outselling the closest competitor by more than two-to-one. As sales of the Braun Oral-B appliances have grown, there has been a considerable build-up in the number of satisfied, loyal users, resulting in steadily increasing demand for our replacement brushes. The cooperative efforts of Braun and Oral-B in developing products, gaining dental profession endorsements and assuring wide retail distribution have made a major contribution to the rapid growth of the Company's oral care appliance business.

. The acquisition of Parker Pen in mid-1993 substantially increased the size and strength of our stationery products franchise. This has been a year of integrating, reorganizing and realigning the stationery products business to take advantage of opportunities offered by the Parker acquisition. The initial challenges have been met successfully, and operating profit margins for this product segment improved significantly in 1994. With the integration process still under way, there appear to be further opportunities to enhance the growth and profitability of this business, now the clear worldwide leader in writing instruments and correction products.

                                      . .

Two recent developments in 1995 are noteworthy:

. Michael C. Hawley has been named President and Chief Operating Officer, to be effective at the annual meeting on April 20. Mr. Hawley is currently Executive Vice President, International Group, and has served in a wide variety of domestic and overseas management posts during his 34 years with the Company.

. In February 1995, the Board of Directors recommended to the stockholders an increase in the Company's authorized common stock. If this is approved at the annual meeting on April 20, the Board will declare a two-for-one stock split in the form of a 100% stock dividend. The Board also has proposed an increase of 20% in the annual dividend rate, the largest percentage increase in over 30 years.

"45% OF OUR 1994 SALES CAME FROM PRODUCTS INTRODUCED IN THE LAST FIVE YEARS.

                                      . .

Our record of success is based on the combined strength of the world-class brands, products and people that define Gillette as a company. These strengths are not only the fundamental source of our past and present performance -- they underlie our confidence in The Gillette Company's future worldwide growth and prosperity.

/s/ Alfred M. Zeien

Alfred M. Zeien
Chairman of the Board

March 1, 1995

                                BLADES & RAZORS

    Building on the record results of 1993, Gillette again achieved notable growth in its principal line of business. This performance continued the strong momentum of the past five years, during which blades and razors generated annual gains averaging 14% in sales and 15% in profits.

Reflecting the exceptional success of the Sensor family of shaving systems, the Company further strengthened its global leadership position in the blade and razor business.

[ART APPEARS HERE]

    The most recent addition to the Sensor franchise, the SensorExcel shaving system, achieved excellent increases in sales and market share in Continental Europe and Canada, areas where it made its debut in 1993. This innovative system, whose patented technology offers unrivaled shaving closeness and comfort, was introduced during the year in the United States, United Kingdom and Japan. Trade and consumer response has been outstanding, and distribution throughout international markets is planned for 1995.

    The Sensor for Women shaving system also contributed to the upward trend, posting substantial sales advances and significantly enlarging its share of market, particularly in North America and Europe. Rapid geographic expansion is continuing.

    The Sensor shaving system, introduced in 1990, remained the top seller in the United States and many other key markets throughout the world.

[GRAPH APPEARS HERE]

    With the resounding success of the Sensor family of products, sales of the Atra and Trac II twin blade shaving systems, leading brands since the 1970's, gradually are slowing. However, these brands continued to hold sizable share positions worldwide.

    Gillette twin blade disposable razor sales climbed well above those of a year ago, fueled by the strong performance of CustomPlus razors for men and women. Introduced in 1994, primarily in North America and Europe, the new disposable razor offers an improved lubricating strip and a longer handle for greater control.

The worldwide rollout of this product is under way. Among established brands, the Good News razor remained the best-selling disposable razor in the United States for the 19th consecutive year. Abroad, Gillette disposables were again the leaders in Canada, Europe and Latin America.

[ART APPEARS HERE]

    In the double edge blade business, which showed little change in sales, the Company maintained its long-established leadership worldwide.

    During 1994, Gillette increased blade market value worldwide by building the Sensor franchise and by upgrading consumers in emerging markets from double edge blades to better-performing twin blade products. The Company also expanded geographically with new and established products. Successful execution of these two global business strategies provides a sound basis to accelerate future growth.

THE GILLETTE SENSOREXCEL SHAVING SYSTEM(right arrow)

                            TOILETRIES & COSMETICS

    Buoyed by substantial progress in several major product categories, the toiletries and cosmetics business turned in a strong performance in 1994. Sales rose considerably, and profits climbed even more rapidly. The Gillette Series men's toiletries line, introduced in 1993, was a major factor in these gains.

                              [ART APPEARS HERE]

Deodorants/antiperspirants are the Company's principal toiletries category. Worldwide growth in both sales and unit volume was significant, chiefly due to excellent consumer response to the Company's innovative clear gel technology.

    In the United States, clear gel versions of the Right Guard and Gillette Series brands posted sizable sales advances, while Soft & Dri and Dry Idea clear gel deodorants/antiperspirants met with strong acceptance following their midyear introduction. These gains enabled the Company to improve its share of market considerably. Abroad, Gillette Series deodorants/antiperspirants showed particular strength, and distribution is being extended to some 20 additional countries in 1995.

      A SELECTION OF GILLETTE SERIES MALE [LEFT ARROW] GROOMING PRODUCTS

    Paced by rapid growth overseas, shave preparation sales rose markedly. Progress was especially strong in Europe, where sales of the Gillette Series brand more than tripled following its rollout on the Continent. Reflecting these gains, the Company expanded its leading position in the worldwide shave preparation market.

    Early in 1995, Gillette broadened its product range with the launch of Satin Care for Women, the first non-soap-based shaving gel formulated exclusively for women.

                        SALES OF PRODUCT LINE $ MILLIONS

    Sales of Gillette Series after-shave products climbed substantially, due primarily to the excellent performance of after-shave fragrances in Cool Wave and Wild Rain scents. Gillette Series after-shave skin conditioners also recorded a significant sales advance, as distribution was extended throughout Europe.

    Among hair care products, the Company continued to emphasize White Rain, the number two volume brand in the United States. Sales of this brand registered a good increase, reflecting sharply higher sales of White Rain Essentials shampoos and conditions and the successful launch of the White Rain Exotics line.

                              [ART APPEARS HERE]

    Jafra skin care and cosmetic products, sold by consultants at classes in the home or office, are an important part of the toiletries and cosmetics line. Sales rose slightly in 1994, due chiefly to Jafra's largest market, Mexico. With sales well above those of 1993, Jafra continued to hold a top position among direct sellers in the growing Mexican skin care and color cosmetics market.

    Operating in the United States and 10 countries abroad, Jafra increased its consultant force by 20,000 in 1994, to a worldwide total of nearly 217,000. This expansion, together with new products that reflect its commitment to state-of-the-art formulations, will be the primary drivers of future Jafra growth.

                              STATIONERY PRODUCTS

    In 1994, the Company was again the clear worldwide leader in the highly competitive businesses of writing instruments and correction products. Both sales and profits of the stationery products line rose sharply, due in large part to the inclusion of full-year results of Parker Pen, acquired in mid-1993.

The integration and development of Parker Pen within the Gillette stationery products business continued throughout the year, both in the United States and abroad. This integration, affecting virtually every aspect of the business, substantially increased worldwide operating efficiency. During the year, Parker introduced the Sonnet "C" range of writing instruments to excellent trade and consumer response.

[ART APPEARS HERE]

    With the Parker, Paper Mate and Waterman franchises, the Company holds a strong position within all writing systems, price levels, distribution channels and geographic areas.

    Worldwide sales of Paper Mate writing instruments grew moderately, with much of the advance driven by a considerable increase in sales of low-priced disposable pens. The Flexgrip family of refillable pens also contributed, achieving good sales gains in the United States and Latin America. The Dynagrip pen line, led by the strong performance of a disposable version introduced in late 1993, posted a significant advance in sales. Another plus was the Rubberstik disposable pen, which recorded sharply higher domestic sales and was introduced successfully in several international markets.

[GRAPH APPEARS HERE]

    Sales of the Waterman line of luxury writing instruments were somewhat lower, primarily reflecting decreased sales in France, Waterman's largest market. This shortfall, related in part to weak economic conditions, overshadowed Waterman's good sales progress in North America and its sizable growth in Latin America and the Asia-Pacific region. During the year, Waterman introduced new writing instrument entries -- under the Reflex, Hemisphere and Preface names -- in several price ranges. Initial trade and consumer reaction has been encouraging.

[ART APPEARS HERE]

    Led by a strong showing in the United States, sales of Liquid Paper correction products moved ahead considerably. This was due chiefly to a steep increase in domestic sales of Liquid Paper correction fluids, which retained their traditional number one market position. Another factor was sharply higher sales of Liquid Paper correction pens in the United States, Latin America and Southeast Asia. Liquid Paper DryLine correction films also showed notable sales gains, supported by the successful introduction of a disposable version.

    In addition to the superior performance of the Company's stationery products, a major contributor to this line's future prospects is its increasingly strong global presence, in terms of both geographic reach and brand name recognition. With these strengths, the stationery products line is poised for sustained profitable growth in the years ahead.

THE WATERMAN PREFACE FOUNTAIN PEN(right arrow)

                                     BRAUN

With innovative new products contributing to substantial sales in the United States and Asia-Pacific markets, Braun sales in 1994 moved well above those of a year ago. Profits rose significantly from the prior year's level.

                              [ART APPEARS HERE]

                         THE BRAUN MULTIMIX HANDMIXER

Braun shaving products achieved a moderate sales increase in 1994. Men's electric shaver sales were somewhat higher, led by the strong growth of the FlexControl family of shavers. During the year, Braun also successfully launched a range of mid-priced shavers in cord and rechargeable models. This performance enabled Braun to strengthen its worldwide sales leadership of the foil shaver market.

    In October, Braun introduced in Japan the new Flex Integral electric shaver, which provides faster, more comfortable shaves by incorporating a middle cutter positioned between two shaving foils mounted on a pivoting head. This top-of-the-line shaver range is being distributed worldwide in 1995.

             THE BRAUN FLEX INTEGRAL [LEFT ARROW] ELECTRIC SHAVER

    Reflecting sales well above those of 1993, the Braun Silk-epil electric hair epilator for women strengthened its number one market standing worldwide. The Silk-epil facial hair epilator, launched in 1993, recorded significant sales progress.

    Household appliance sales climbed well above those of the prior year. Braun expanded its worldwide leadership position in hand blenders, with especially good sales gains in Asia-Pacific countries. The FlavorSelect coffeemaker achieved great success in many countries, while the versatile Braun Multimix handmixer recorded excellent sales results in its debut.

                             [GRAPH APPEARS HERE]

    Sales of personal care appliances, which include oral care and hair care appliances, increased rapidly. Amid intensifying competition, the Braun Oral-B plaque remover continued its extraordinary success, with sales again rising sharply. The plaque remover gained the number one position in the United States, significantly strengthening its worldwide market leadership and outselling its nearest competitor by more than two-to-one. An improved model achieved highly promising initial results.

                              [ART APPEARS HERE]

      THE SUPERVOLUME HAIR DRYER AND IMPROVED BRAUN ORAL-B PLAQUE REMOVER

    Hair care appliance sales climbed substantially, due primarily to the Super-volume hair dryer. This innovative product generated sizable sales advances in Europe, enabling Braun to increase its market leadership, and surpassed all expectations in the United States, where it was launched in September.

    New products introduced in the last five years accounted for two-thirds of total Braun sales in 1994. This commitment to innovation has been accompanied by geographic expansion, most recently Braun's entry into China during the year. Promising new markets, an accelerating flow of superior products and momentum from 1994's strong performance offer excellent growth prospects.

                                    ORAL-B

    Despite intense competitive activity, Oral-B in 1994 boosted sales to a level considerably above that of the year before, due to the excellent reception given several new products. Spending in support of these product introductions reduced profits substantially.

In a strong partnership with dental professionals, Oral-B develops, markets and distributes worldwide a broad array of innovative oral care products. These include toothbrushes, interdental products, specialty toothpastes, mouth rinses and professional dental products.

[ART APPEARS HERE]

    Oral-B toothbrushes -- the brand used by more dentists than any other in the United States and many countries abroad -- are the foundation of the company's thriving oral care business. Worldwide sales achieved good progress, due primarily to the strong showing of the Advantage toothbrush, introduced at year-end 1993. Two additional new products also contributed to the sales advance. The Advantage Control Grip toothbrush features a dual-material handle with rubberized grip for greater comfort and control. The Contura toothbrush is designed to attract value-oriented consumers by offering traditional Oral-B quality at a lower price. Both products were launched in the United States in 1994 and will be distributed throughout international markets in 1995.

    Supported by these gains, Oral-B remained the number one brand in the worldwide toothbrush market.

[GRAPH APPEARS HERE]

    Worldwide sales of Oral-B interdental products rose markedly for the seventh consecutive year, led by the new Ultra Floss brand. This innovative dental floss features a network of shred-resistant interlocking fibers that stretch thin to fit between teeth and then spring back to brush away plaque. Initial response from the trade and consumers has been excellent. Sales of other Oral-B dental flosses were well above those of the year before, and both dental tape and inter-dental brushes posted sizable sales gains.

    In the fast-growing specialty toothpaste and mouth rinse markets, Oral-B sales climbed significantly as distribution of several new products was broadened. Both Oral-B Tooth & Gum Care toothpaste, featuring a patented stabilized stannous fluoride formula, and Sensitive with Fluoride toothpaste contributed to the growth. Led by the alcohol-free version of Oral-B anti-plaque rinse, mouth rinse sales moved much higher.

[ART APPEARS HERE]

    Sales of Oral-B professional products were considerably above those of a year ago. Fueling the gain was the Minute Foam fluoride treatment for use by dentists in their offices.

    Oral-B's growth strategy is based on superior new products, increased investment in research and technology and geographic expansion. Following its entry into China in 1993, Oral-B opened the markets of Vietnam and Pakistan in 1994, bringing to 32 the number of new markets entered in the past five years.

THE ORAL-B ADVANTAGE CONTROL GRIP TOOTHBRUSH (FOREGROUND) AND ORIGINAL ADVANTAGE TOOTHBRUSH (right arrow)

                               FINANCIAL REVIEW

                MANAGEMENT'S DISCUSSION ..................... 25

                FINANCIAL STATEMENTS ........................ 28

                NOTES TO CONSOLIDATED
                FINANCIAL STATEMENTS ........................ 31

                RESPONSIBILITY FOR
                FINANCIAL STATEMENTS ........................ 41

                INDEPENDENT AUDITORS' REPORT ................ 41

                OTHER FINANCIAL INFORMATION ................. 42

                HISTORICAL FINANCIAL SUMMARY ................ 43

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                            MANAGEMENT'S DISCUSSION

RESULTS OF OPERATIONS

In 1994, the Company achieved record levels of net sales, profit from operations, net income and net income per common share.

SALES

Net sales in 1994 climbed 12% to $6.07 billion, compared with $5.41 billion in 1993. The growth was due to an 11% increase from volume and new products, including Parker Pen, and a 1% gain from the combined effect of changes in selling prices and fluctuations in exchange rates. In 1993, these factors affected sales by a 7% increase and a 2% decrease, respectively. Without Parker Pen, 1994 net sales increased 9%.

    Sales in the United States advanced 11% in both 1994 and 1993. Foreign sales rose 13% in 1994, following a 2% gain in 1993. Sales in Europe during 1994 were well above those of 1993, due to improving economic conditions and strengthening European currencies. Sales of operations outside the United States accounted for 68% of sales in 1994 and 67% in 1993.

    An analysis of sales by business segment follows.

                                                                % Increase/
                                (Millions of dollars)            (Decrease)
                              ------------------------        -------------
                                  94       93       92           94/93   93/92
- ------------------------------------------------------------------------------
Blades & Razors               $2,351   $2,118   $1,978              11       7
Toiletries & Cosmetics         1,162    1,047      971              11       8
Stationery Products              807      633      520              27      22
Braun Products                 1,348    1,249    1,326               8      (6)
Oral-B Products                  402      363      366              11      (1)
Other                             --        1        2              --     (34)
                              ------------------------            ------------
                              $6,070   $5,411   $5,163              12       5
                              ------------------------            ------------

Further information by business segment is set forth on pages 6 through 15.

    Sales of blades and razors were considerably higher than those of a year earlier. The continued growth of the Gillette Sensor franchise, including the Sensor for Women shaving system and the successful launch of the SensorExcel brand, contributed to gains in all major geographic regions. In 1993, the Gillette Sensor system was the major contributor to sales growth.

    In 1994, sales of toiletries and cosmetics rose appreciably, with increases in all major markets, including Europe, where sales were substantially higher than in 1993. Contributing to the sales growth were deodorant/antiperspirant products, reflecting the introduction of clear gel technology in the Soft & Dri and Dry Idea brands in the United States, and the launch of the Gillette Series male toiletries line in Continental Europe. In 1993, sales were well above those of the prior year, due to the strength of the Gillette Series line and other deodorant/antiperspirant brands.

    Sales of stationery products increased substantially in 1994, due primarily to the inclusion of Parker Pen. Without Parker Pen, sales rose slightly, as higher sales in the United States and most overseas regions offset shortfalls in Europe. In 1993, sales climbed significantly, reflecting the inclusion of Parker Pen for the last six months. Without Parker Pen, both domestic and foreign sales were lower.

    In 1994, sales of Braun products were well above those of the prior year. Sales grew sharply in the United States, primarily in the oral care and household businesses, and in Japan, due to the improved shaver business, while sales in Europe were virtually unchanged. In 1993, sales declined from those of 1992, as substantial sales increases in the United States were overshadowed by significantly lower sales in Europe as a result of the economic recession and weaker European currencies.

    Sales of Oral-B products advanced in all major geographic regions, aided by new products, including the Advantage and Contura toothbrushes, Ultra Floss dental floss, and specialty rinses and toothpastes. In 1993, sales were virtually unchanged. Domestic sales were lower, due to competition in the premium toothbrush category, while foreign sales were level.

GROSS PROFIT

Gross profit increased $482 million in 1994 and $230 million in 1993. As a percent of sales, gross profit continued to show a positive trend, increasing to 63.4% in 1994, as compared with 62.2% and 60.8% in 1993 and 1992, respectively. The improving trend reflected sales increases in products with higher profit margins, such as those in the Gillette Sensor franchise, the Braun Flex Control shaver and the Braun Oral-B plaque remover. Improved production efficiencies for these and other products also contributed to the positive trend.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to 43.2% of sales, compared with 42.1% in 1993 and 42.0% in 1992. In absolute terms, these expenses increased 15% in 1994, 5% in 1993 and 13% in 1992.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                            MANAGEMENT'S DISCUSSION

     These increases reflected the higher level of marketing support given to major brands, particularly the Gillette Sensor franchise, the Gillette Series line and the new Oral-B products. In 1994, $545 million was spent on advertising, including sampling, and $533 million on sales promotion, for a total of $1,078 million, an increase of 23% over 1993. This compares with 1993 amounts of $428 million, $450 million and $878 million, respectively. In 1992, these were $447 million, $409 million and $856 million, respectively. The spending in 1994 represented 17.8% of sales, compared with 16.2% in 1993 and 16.6% in 1992. Spending for research and development grew 3% in 1994, compared with 8% and 14% in 1993 and 1992, respectively. Other marketing and administrative expenses rose 11% in 1994, 6% in 1993 and 9% in 1992.

PROFIT FROM OPERATIONS

Profit from operations was $1,227 million, compared with $825 million in 1993 and $967 million in 1992. Included in 1993 results was a realignment provision of $263 million.

     Compared with 1993 profit from operations before realignment expense, 1994 profit from operations increased 13%, representing 20.2% of sales, compared with 20.1% and 18.7% in 1993 and 1992, respectively.

     Within the United States, profit from operations rose 16%, compared with 10% in 1993 and 9% in 1992. Outside the United States, it increased 12%, compared with gains of 13% in 1993 and 14% in 1992.

     In the fourth quarter of 1993, the Company recorded charges for a realignment plan to take advantage of opportunities created by the continuing trend to more open world trade and the growth of the Company's global operations, and to improve the competitive position of the Company's business. Additional information concerning the realignment plan is included on pages 38 and 39.

     An analysis of profit from operations by business segment follows.

                                                                           % Increase/
                                     (Millions of dollars)                 (Decrease)
                                 -----------------------------       ------------------------
                                 94    93/(a)/   93/(b)/    92       94/93/(b)/    93/92/(b)/
- ---------------------------------------------------------------------------------------------
Blades & Razors..............  $  878   $692   $  797   $  665          10            20
Toiletries & Cosmetics.......      79     (6)      58       89          36           (35)
Stationery Products..........      95     27       64       49          47            32
Braun Products...............     200    146      167      163          20             3
Oral-B Products..............      25     17       45       47         (45)           (3)
                               -------------------------------       -------------------
                                1,277    876    1,131    1,013          13            12
                               -------------------------------       -------------------
Corporate....................     (50)   (51)     (44)     (46)
                               -------------------------------
                               $1,227   $825   $1,087   $  967
                               ===============================

(a) after charges for realignment
(b) before charges for realignment
See Notes to Consolidated Financial Statements for geographic area and segment data.
     In 1994 and 1993, profits for the blade and razor segment rose, due to sales growth, improved product mix and lower product costs. In 1994, gains were partly offset by higher marketing expenses. The strong gain in the toiletries and cosmetics segment, primarily in the United States, was due to sales growth which offset costs associated with new products. In the prior year, profits were lower, due to the introductory marketing support given to the Gillette Series line and to established brands. In 1994, as in 1993, profits of the stationery segment increased substantially, reflecting the inclusion of Parker Pen. This growth was partly offset by the continued economic weakness in Europe, primarily in France. The Braun segment reported a significant advance in profits in 1994, due to increased sales of products with higher profit margins, primarily in the United States and Japan, and lower operating expenses. In 1993, the increase in profits was due to improved product mix and lower product costs, which offset lower sales and the adverse impact of weaker European currencies. The decline in 1994 for Oral-B, as in 1993, reflected the higher costs associated with new products.

NONOPERATING CHARGES/INCOME

In 1994, net interest expense (interest expense less interest income) amounted to $42 million, higher than the $33 million in 1993, but lower than the $56 million in 1992. The increase in 1994 reflected lower interest income, higher interest rates and a slightly higher average borrowing level, due to the full-year impact of the financing related to the Parker Pen acquisition in May 1993.

     Net exchange losses of $77 million, compared with the 1993 and 1992 totals of $105 million and $69 million, respectively, were attributable principally to subsidiaries in highly inflationary countries. The decrease in 1994 reflected the favorable impact of the economic recovery plan implemented in Brazil in mid-1994. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 31. Due principally to the improvement of European currencies against the U.S. dollar, the 1994 adjustment was a favorable $38 million, compared with the negative adjustments of $150 million and $48 million in 1993 and 1992, respectively.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                            MANAGEMENT'S DISCUSSION

TAXES AND NET INCOME

In 1994, the effective tax rate on income was 36.8%, compared with rates of 37.5% and 38.1% in 1993 and 1992, respectively.

    Net income for 1994 was $698 million, compared with $288 million in 1993 and $513 million in 1992. Net income per common share in 1994 was $3.14, compared with $1.29 and $2.32 in 1993 and 1992, respectively. In 1993, net income and net income per common share were reduced by $139 million and $63, respectively, for the cumulative one-time effect of adopting mandated accounting changes for income taxes, postretirement benefits other than pensions and postemployment benefits.

    Compared with 1993, before the charges for realignment and the cumulative effect of adopting accounting changes, both 1994 net income and net income per common share increased 18%.

    Management is unaware of any trends or conditions that could adversely affect the Company's consolidated financial position, future results of operations or liquidity.

FINANCIAL CONDITION

The Company's financial condition strengthened further in 1994. Net debt was reduced by $216 million through strong operating cash flow, and the credit ratings of the Company were again upgraded by the credit rating agencies.

    Net debt (total debt, net of associated swaps, less cash and short-term investments) at December 31, 1994, amounted to $1,041 million, compared with $1,257 million in 1993 and 1994 million in 1992. The increase in 1993 was the result of the acquisition of Parker Pen.

    The market value of Gillette equity was over $16 billion at the end of 1994. The Company's book equity position amounted to $2,017 million at the end of 1994, compared with $1,479 million at the end of 1993 and $1,496 million at the end of 1992.

    Net cash provided by operating activities in 1994 was $806 million, compared with $732 million in 1993 and $620 million in 1992. Requirements for net working capital increased in all three years, reflecting the growth of the business. The Company's current ratio for 1994 was 1.54, compared with ratios of 1.44 and 1.50 for 1993 and 1992, respectively.

    Capital spending in 1994 amounted to $400 million, compared with $352 million and $321 million in 1993 and 1992, respectively. Spending in all three years was principally for the Sensor system franchise, other twin blade shaving products and Braun products.

   For 1995, it is expected that spending for property, plant and equipment will increase over the 1994 level, reflecting additional production capacity for twin blade shaving, Braun and toiletries and cosmetics products. Spending will be financed primarily by funds from operations.

   At year-end 1994, there was $292 million outstanding under the U.S. commercial paper program and no borrowings under the Company's $500 million revolving credit agreements. At year-end 1993 and 1992, there was $154 million and $42 million, respectively, in debt outstanding under the commercial paper program. At year-end 1993 and 1992, there was no debt outstanding under the revolving credit agreement.

   During 1994, the Company replaced its $350 million revolving credit agreement with new revolving facilities provided by a syndicate of 15 banks for $150 million, expiring June 20, 1995, and $350 million, expiring June 20, 1999. The Company generally borrows through the commercial paper market, and these facilities primarily provide back-up to that program.

   Both Moody's and Standard & Poor's upgraded the Company's long-term credit ratings in 1994. Moody's raised the Company's long-term debt rating from A1 to Aa3, while Standard & Poor's increased the rating from A+ to AA-. These commercial paper rating was increased to A1+ by Standard & Poor's. Moody's rates the Company's commercial paper at P1.

   In 1994, the Company spent $26 million to increase its interests in certain core businesses. In 1993, the Company spend $481 million for acquisitions in certain existing core businesses, primarily Parker Pen. In 1992, the Company invested $66 million in acquisitions.

   In 1994, no long-term debt was issued. In 1993, the Company issued $500 million in long-term notes under $600 million in shelf registrations filed with the Securities and Exchange Commission. This indebtedness was primarily used for the Parker Pen acquisition and for maturing long-term debt.

   Gillette continues to have access to substantial sources of capital in world financial markets. The Company's ability to generate funds internally, its substantial unused lines of credit and its access to worldwide credit markets are ample to cover all anticipated needs.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

   CONSOLIDATED STATEMENT OF INCOME AND EARNINGS REINVESTED IN THE BUSINESS


(Millions of dollars, except per share amounts)
Years Ended December 31, 1994, 1993 and 1992       1994        1993        1992
- -------------------------------------------------------------------------------
Net Sales ...................................  $6,070.2    $5,410.8    $5,162.8
Cost of Sales ...............................   2,221.9     2,044.3     2,025.8
                                               --------------------------------
Gross Profit ................................   3,848.3     3,366.5     3,137.0
Selling, General and Administrative Expenses .  2,621.6     2,279.2     2,169.9
Realignment Expense .........................      --         262.6        --
                                               --------------------------------
Profit from Operations ......................   1,226.7       824.7       967.1
Nonoperating Charges (Income) ...............
  Interest income ...........................     (19.0)      (27.3)      (27.3)
  Interest expense ..........................      61.1        59.8        83.3
  Other charges -- net ......................      80.5       109.5        81.4
                                               --------------------------------
                                                  122.6       142.0       137.4
                                               --------------------------------
Income before Income Taxes and Cumulative
  Effect of Accounting Changes ..............   1,104.1       682.7       829.7
Income Taxes ................................     405.8       255.8       316.3
                                               --------------------------------
Income before Cumulative Effect of Accounting
  Changes ...................................     698.3       426.9       513.4
Cumulative Effect of Accounting Changes .....      --        (138.6)       --
                                               --------------------------------
Net Income ..................................     698.3       288.3       513.4
Preferred Stock dividends, net of tax
  benefit ...................................       4.7         4.7         4.8
                                               --------------------------------
Net Income Available to Common Stockholders .     693.6       283.6       508.6
Earnings Reinvested in the Business at
  beginning of year .........................   2,357.9     2,259.6     1,909.3
                                               --------------------------------
                                                3,051.5     2,543.2     2,417.9
Common Stock dividends declared .............     221.3       185.3       158.3
                                               --------------------------------
Earnings Reinvested in the Business at end
  of year ...................................  $2,830.2    $2,357.9    $2,259.6
                                               ================================
Income per Common Share before Cumulative
  Effect of Accounting Changes ..............  $   3.14    $   1.92    $   2.32
Cumulative Effect of Accounting Changes .....      --          (.63)       --
                                               --------------------------------
Net Income per Common Share .................  $   3.14    $   1.29    $   2.32
                                               ================================
Dividends declared per common share .........  $   1.00    $    .84    $    .72
Weighted average number of common shares
  outstanding (millions) ....................     221.2       220.4       219.5
- -------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                          CONSOLIDATED BALANCE SHEET

(Millions of dollars)
December 31, 1994 and 1993                                                                      1994          1993
- ------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents.............................................................   $    43.8     $    37.1
  Short-term investments, at cost, which approximates market value......................         2.3           1.5
  Receivables, less allowances: 1994, $52.1; 1993, $45.9................................     1,379.5       1,226.9
  Inventories...........................................................................       941.2         874.6
  Deferred income taxes.................................................................       267.6         291.5
  Prepaid expenses......................................................................       113.0          96.4
                                                                                           -----------------------
    Total Current Assets................................................................     2,747.4       2,528.0
                                                                                           -----------------------
Property, Plant and Equipment, at cost less accumulated depreciation....................     1,411.0       1,214.5
Intangible Assets, less accumulated amortization........................................       887.4         916.9
Deferred Income Taxes...................................................................       133.6         136.9
Other Assets............................................................................       314.6         306.0
                                                                                           -----------------------
                                                                                           $ 5,494.0     $ 5,102.3
                                                                                           =======================

Liabilities and Stockholders' Equity
Current Liabilities
  Loans payable.........................................................................   $   344.4     $   395.0
  Current portion of long-term debt.....................................................        28.1          46.2
  Accounts payable and accrued liabilities..............................................     1,178.2       1,122.4
  Deferred income taxes.................................................................        47.0           6.2
  Income taxes..........................................................................       185.5         190.5
                                                                                           -----------------------
    Total Current Liabilities...........................................................     1,783.2       1,760.3
                                                                                           -----------------------
Long-Term Debt..........................................................................       715.1         840.1
Deferred Income Taxes...................................................................       186.7         166.1
Other Long-Term Liabilities.............................................................       774.3         835.5
Minority Interest.......................................................................        17.4          21.3

Stockholders' Equity
  8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
    Issued: 1994--162,928 shares; 1993--164,243 shares..................................        98.2          99.0
  Unearned ESOP compensation............................................................       (44.2)        (53.8)
  Common stock, par value $1 per share
    Authorized 580,000,000 shares
    Issued: 1994--279,121,205 shares; 1993--278,587,610 shares..........................       279.1         278.6
  Additional paid-in capital............................................................       277.7         259.4
  Earnings reinvested in the business...................................................     2,830.2       2,357.9
  Cumulative foreign currency translation adjustments...................................      (377.1)       (415.0)
  Treasury stock, at cost:
    1994--57,671,702 shares; 1993--57,697,990 shares.....................................    (1,046.6)     (1,047.1)
                                                                                           -----------------------
    Total Stockholders' Equity..........................................................     2,017.3       1,479.0
                                                                                           -----------------------
                                                                                           $ 5,494.0     $ 5,102.3
                                                                                           =======================

- --------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of dollars)
Years Ended December 31, 1994, 1993 and 1992                                                  1994           1993           1992
- --------------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income............................................................................   $ 698.3        $ 288.3        $ 513.4
  Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of accounting changes.............................................      --            138.6           --
    Provision for realignment expense...................................................      --            164.1           --
    Depreciation and amortization.......................................................     215.4          218.5          210.9
    Other...............................................................................      15.1           51.8           10.7
    Changes in assets and liabilities, net of effects from acquisition of businesses:
      Accounts receivable...............................................................    (147.4)        (101.8)        (146.8)
      Inventories.......................................................................     (66.7)         (56.0)         (77.5)
      Accounts payable and accrued liabilities..........................................      93.7           10.8           58.0
      Other working capital items.......................................................      37.4          (30.7)           2.9
      Other noncurrent assets and liabilities...........................................     (40.3)          48.1           48.8
                                                                                           -------------------------------------
        Net cash provided by operating activities.......................................     805.5          731.7          620.4
                                                                                           -------------------------------------
Investing Activities
  Additions to property, plant and equipment............................................    (399.8)        (352.0)        (321.4)
  Disposals of property, plant and equipment............................................      24.9           10.2           15.6
  Acquisition of businesses, less cash acquired.........................................     (25.6)        (452.9)         (64.5)
  Other.................................................................................      16.9          (35.6)         (10.7)
                                                                                           -------------------------------------
        Net cash used in investing activities...........................................    (383.6)        (830.3)        (381.0)
                                                                                           -------------------------------------
Financing Activities
  Proceeds from exercise of stock option and purchase plans.............................      18.4           24.5           22.2
  Proceeds from long-term debt..........................................................      --            500.0           --
  Reduction of long-term debt...........................................................    (200.7)        (414.8)        (239.2)
  Increase (decrease) in loans payable..................................................     (12.9)         177.5          117.1
  Dividends paid........................................................................    (217.1)        (183.3)        (157.4)
                                                                                           -------------------------------------
        Net cash provided by (used in) financing activities.............................    (412.3)         103.9         (257.3)
                                                                                           -------------------------------------
Effect of Exchange Rate Changes on Cash.................................................      (2.9)          (3.5)            .4
                                                                                           -------------------------------------
Increase (Decrease) in Cash and Cash Equivalents........................................       6.7            1.8          (17.5)
Cash and Cash Equivalents at Beginning of Year..........................................      37.1           35.3           52.8
                                                                                           -------------------------------------
Cash and Cash Equivalents at End of Year................................................   $  43.8        $  37.1        $  35.3
                                                                                           =====================================
  Supplemental disclosure of cash paid for:
    Interest............................................................................   $  61.6        $  72.5        $  87.9
    Income taxes........................................................................   $ 240.6        $ 180.9        $ 198.2
  Noncash investing and financing activities:
    Acquisition of businesses
      Fair value of assets acquired.....................................................   $  19.0        $ 705.8        $  62.3
      Cash paid.........................................................................      25.6          481.1           65.9
                                                                                           -------------------------------------
        Liabilities assumed.............................................................   $  (6.6)       $ 224.7        $  (3.6)
                                                                                           =====================================
- --------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated.

    Accounts of subsidiaries outside the United States and Canada are included on the basis of fiscal years generally ending November 30, except for the Braun group of companies, whose fiscal year ends September 30.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. In general, cost is currently adjusted standard cost, which approximates actual cost on a first-in, first-out basis.

DEPRECIATION

Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets.

INTANGIBLE ASSETS

Intangible assets principally consist of goodwill, which is being amortized to expense using the straight-line method generally over a period of 40 years. Other intangible assets are being amortized to expense on the straight-line method over a weighted average period of approximately 19 years. The carving amounts of intangible assets are assessed for impairment when operating profit from the applicable related business indicates that the carrying amount of the assets may not be recoverable.

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

INCOME TAXES

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes which could result from the remittance of such earnings. The unremitted earnings amounted to $1,955 million at December 31, 1994.

    Beginning in 1993, deferred taxes are provided using the asset and liability method for temporary differences between financial and tax reporting.

ACQUISITIONS AND DIVESTITURES

In 1994, the Company increased it's interest in several businesses at a total cost of $26 million.

    On May 7, 1993, the Company acquired Parker Pen Holdings Limited (Parker
Pen), a worldwide writing instruments company headquartered in England. The acquisition has been accounted for by the purchase method of accounting. The purchase price and other costs of the acquisition were $484 million, substantially all of which was allocated to goodwill. The Company consolidated Parker Pen's results of operations commencing with the third quarter of 1993, including amortization of the associated goodwill over a 40-year period.

   The following unaudited pro forma summary for 1993 and 1992 presents combined results of operations of the Company and Parker Pen as if the acquisition had occurred at the beginning of each period presented. The results do not purport to indicate what would have occurred had the acquisition been made on those dates, or what results may be in the future.

(Millions of dollars, except per share amounts)                     1993(a)      1993(b)       1992
- ---------------------------------------------------------------------------------------------------
Net sales.....................................................      $5,562       $5,562      $5,496
Before cumulative effect of accounting changes:
  Income......................................................      $  435       $  599      $  523
  Income per common share.....................................      $ 1.95       $ 2.69      $ 2.36

(a) after charges for realignment  (b) before charges for realignment

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

    An analysis of this account follows.

(Millions of dollars)                                                 1994          1993       1992
- ---------------------------------------------------------------------------------------------------
Balance at beginning of year....................................... $(415.0)     $(265.2)   $(216.9)
Translation adjustments, including
  the effect of hedging............................................    43.0       (154.2)     (60.2)
Related income tax effect..........................................    (5.1)         4.4       11.9
                                                                    -------------------------------
  Balance at end of year........................................... $(377.1)     $(415.0)   $(265.2)
                                                                    ===============================

                THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Included in Other charges were net exchange losses of $77.4 million, $105.4 million and $68.8 million for 1994, 1993 and 1992, respectively, primarily relating to subsidiaries in highly inflationary countries, principally Brazil.


INVENTORIES
                                                  December 31,      December 31,
(Millions of dollars)                                     1994              1993
- --------------------------------------------------------------------------------
Raw materials and supplies........................... $  207.3          $  209.1
Work in process......................................     95.0              90.8
Finished goods.......................................    638.9             574.7
                                                      --------------------------
                                                      $  941.2          $  874.6
                                                      ==========================

PROPERTY, PLANT AND EQUIPMENT
- --------------------------------------------------------------------------------
Land................................................. $   36.9          $   29.9
Buildings............................................    465.8             420.5
Machinery and equipment..............................  2,399.5           2,125.5
                                                      --------------------------
                                                       2,902.2           2,575.9
Less accumulated depreciation........................  1,491.2           1,361.4
                                                      --------------------------
                                                      $1,411.0          $1,214.5
                                                      ==========================


INTANGIBLE ASSETS
- --------------------------------------------------------------------------------
Goodwill ($43.7 million not subject to amortization). $  905.0          $  884.5
Other intangible assets..............................    148.1             168.7
                                                      --------------------------
                                                       1,053.1           1,053.2
Less accumulated amortization........................    165.7             136.3
                                                      --------------------------
                                                      $  887.4          $  916.9
                                                      ==========================


ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
- --------------------------------------------------------------------------------
Accounts payable..................................... $  334.6          $  268.9
Advertising and sales promotion......................    218.0             170.1
Payroll and payroll taxes............................    197.8             187.6
Other taxes..........................................     45.5              48.9
Interest payable.....................................     12.2               9.9
Dividends payable on common stock....................     55.4              46.4
Realignment expense..................................    107.3             155.4
Miscellaneous........................................    207.4             235.2
                                                      --------------------------
                                                      $1,178.2          $1,122.4
                                                      ==========================

OTHER LONG-TERM LIABILITIES
- --------------------------------------------------------------------------------
Pensions............................................. $  368.4          $  311.7
Postretirement medical...............................    193.1             193.9
Incentive plans......................................    116.6             111.2
Realignment expense..................................     15.0             107.2
Miscellaneous........................................     91.2             111.5
                                                      --------------------------
                                                      $  774.3          $  835.5
                                                      ==========================

DEBT

Loans payable at December 31, 1994 and 1993, included $142 million and $54 million, respectively, of commercial paper. The Company's commercial paper program is supported by its revolving credit facilities.

     Long-term debt is summarized as follows


                                                  December 31,      December 31,
(Millions of dollars)                                     1994              1993
- --------------------------------------------------------------------------------
Commercial paper, floating rates....................  $150.0            $100.0
5.75% Notes due 2005.................................  200.0             200.0
6.25% Notes due 2003.................................  150.0             150.0
4.75% Notes due 1996.................................  150.0             150.0
6% Deutschmark notes due 1994........................   --               167.9
8.03% Guaranteed ESOP notes due through 2000.........   51.5              60.7
Other, primarily foreign currency borrowings.........   41.7              57.7
                                                      --------------------------
Total long-term debt.................................  743.2             886.3
Less current portion.................................   28.1              46.2
                                                      --------------------------
Long-term portion.................................... $715.1            $840.1
                                                      ==========================


     At December 31, 1994, the Company had swap agreements that converted $500 million in U.S. dollar-denominated long-term fixed rate debt securities into multi-currency principal and floating interest rate obligations over the term of the respective issues. The $150 million notes due in 1996 were swapped into floating interest rate U.S. dollar obligations, the $150 million notes due in 2003 were swapped to Deutschmark principal and floating interest rate obligations and the $200 million notes due in 2005 were swapped to Deutschmark and French franc principal and floating interest rate obligations, resulting in an aggregate principal amount of $500 million at a weighted average interest rate of 5.6% at December 31, 1994. As of December 31, 1993, the Company had swap agreements that converted the interest obligations of the $500 million in U.S. dollar-denominated long-term debt securities from fixed to floating interest rates with a weighted average interest rate of 3.5%.

     In addition, at December 31, 1994, the Company had forward exchange contracts, maturing in 1995, that established Deutschmark and Yen principal and interest obligations with respect to $119 million of U.S. dollar commercial paper debt included in Long-Term Debt, with a weighted average interest rate of 3.7%. As of December 31, 1993, the Company also had swap agreements that established U.S. dollar principal and interest obligations for the Deutschmark notes due 1994 and certain European currency debt included in Loans payable. The aggregate U.S. dollar principal obligation at December 31, 1993, amounted to $400.3 million, with a weighted average interest rate of 3.2%.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Exchange rate movements give rise to changes in the values of these agreements, which offset changes in the values of the underlying exposure. Amounts associated with these agreements were nil at December 31, 1994, and were liabilities of $14.6 million at December 31, 1993.

     The weighted average interest rate on Loans payable, including any associated swaps, was 6.5% at December 31, 1994, and 4.3% at December 31, 1993. The weighted average interest rate on total long-term debt, including associated swaps and excluding the guaranteed ESOP notes, was 5.3% at December 31, 1994, compared with 3.5% at December 31, 1993.

     The Company has a $150 million revolving bank credit agreement that expires in June 1995 and a $350 million revolving bank credit agreement expiring in June 1999, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of .075% per annum on both agreements and a commitment fee of .025% on the unused portion of the $350 million credit facility. At year-end 1994 and 1993, there were no borrowings under the Company's revolving credit agreements.

     Based on the Company's intention and ability to maintain its $350 million revolving credit agreement beyond 1995, $150 million of commercial paper borrowings was classified as long-term debt at December 31, 1994. As of December 31, 1993, $100 million of commercial paper borrowings and $150 million of 1994 long-term debt maturities were so classified.

     Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1994, are $28.1 million, $174.8 million, $14.5 million, $10.5 million and $8.7 million, respectively.

     Unused lines of credit, including the revolving credit facilities, amounted to $1.05 billion at December 31, 1994.

FINANCIAL INSTRUMENTS

The Company uses financial instruments, principally swaps, forward contracts and options, in its management of foreign currency and interest rate exposures. These contracts hedge transactions and balances for periods consistent with its committed exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes.

     Realized and unrealized foreign exchange gains and losses on financial instruments are recognized and offset foreign exchange gains or losses on the underlying exposures. The interest differential paid or received on swap and forward agreements is recognized as an adjustment to interest expense.

     At December 31, 1994, the Company had $520 million of contracts outstanding, which mature during 1995. The 1994 amount consists of purchased, out-of-the-money, foreign currency put options which partially protect 1995 United States dollar results through the hedge of certain 1995 export transactions. The cost of these options was $5.7 million, which has been deferred and will be recognized in Cost of Sales during 1995, along with any gains on these contracts. In 1993, outstanding contracts amounted to $75 million. These contracts required the Company to purchase, sell or swap certain foreign currencies, either with or for United States dollars and Deutschmarks at the contracted rate. The 1994 and 1993 amounts exclude the swap and forward agreements described in the Debt note.

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

     The estimated fair values of the Company's financial instruments are summarized as follows.

                                                      Carrying        Estimated
(Millions of dollars)                                   Amount        Fair Value
- --------------------------------------------------------------------------------
December 31, 1994
Long-term investments                                 $  63.8         $  63.8
Total long-term debt                                   (743.2)         (685.3)
Foreign currency and interest rate contracts             10.3           (53.6)

December 31, 1993
Long-term investments                                 $  54.8         $  58.5
Total long-term debt                                   (886.3)         (887.6)
Foreign currency and interest rate contracts             (4.7)          (11.0)

     The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities. The fair values of foreign currency and interest rate contracts, including swaps and forward agreements described in the Debt note, are estimated based on dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current exchange and interest rates and the current creditworthiness of the counterparties.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

Effective January 1, 1993, the Company changed its way of accounting for income taxes from the deferred method to the asset and liability method. Accordingly, deferred income taxes are recognized for the expected tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities. The cumulative effect of this change in 1993 was a charge of $13.0 million, or $.06 per common share. Prior periods were not restated.

     Income before income taxes and income tax expense are summarized below.

(Millions of dollars)                                 1994            1993            1992
- ------------------------------------------------------------------------------------------
Income before income taxes
  United States.................................  $  426.6          $271.7          $325.0
  Foreign.......................................     677.5           411.0           504.7
                                                  ----------------------------------------
Total income before income taxes................  $1,104.1          $682.7          $829.7
                                                  ========================================
Current tax expense:
  Federal.......................................  $   81.6          $ 88.7          $ 88.3
  Foreign.......................................     208.2           222.7           176.1
  State.........................................      27.4            37.1            28.1
Deferred tax expense:
  Federal.......................................      42.4           (15.8)           25.7
  Foreign.......................................      39.2           (73.9)           (1.9)
  State.........................................       7.0            (3.0)           --
                                                  ----------------------------------------
Total income tax expense........................  $  405.8          $255.8          $316.3
                                                  ========================================
     An analysis of deferred tax expense (benefit) follows.

(Millions of dollars)                                 1994            1993            1992
- ------------------------------------------------------------------------------------------
Depreciation....................................     $ 6.2          $  2.6           $(1.9)
Stock equivalent unit plan......................      (2.3)             .9            (2.3)
Realignment program.............................      52.6           (98.5)            --
Oil and gas operations..........................       --              --              (.4)
Other...........................................      32.1             2.3            28.4
                                                  ----------------------------------------
Total deferred tax expense (benefit)............     $88.6          $(92.7)          $23.8
                                                  ========================================

     A reconciliation of the statutory Federal income tax rates to the Company's effective tax rates follows.

                                                1994      1993      1992
- ------------------------------------------------------------------------
Statutory Federal tax rate..................    35.0%     35.0%     34.0%
Rate differential on foreign income.........     1.0      (3.4)      (.8)
Effect of foreign currency translation......     (.1)      4.1       1.2
State taxes (net of Federal tax benefits)...     2.0       3.2       2.2
Other differences...........................    (1.1)     (1.4)      1.5
                                                ------------------------
Effective tax rate..........................    36.8%     37.5%     38.1%
                                                ========================

     The components of deferred tax assets and deferred tax liabilities are shown below.

                                                   1994                          1993
                                        --------------------------    --------------------------
                                        Deferred Tax  Deferred Tax    Deferred Tax  Deferred Tax
(Millions of dollars)                         Assets   Liabilities          Assets   Liabilities
- ------------------------------------------------------------------------------------------------
Current
  Realignment program..............           $ 40.3        $ --            $ 58.3         $ --
  Incentive plans..................             38.6          --              33.8           --
  Advertising and sales
    promotion......................             15.4          --              15.5           --
  Inventory reserves...............             17.6          --               9.7           --
  Miscellaneous reserves &
    accruals.......................             13.4          --              25.6           --
  All other........................            142.3         47.0            148.6           6.2
                                              -------------------           --------------------
    Total Current..................            267.6         47.0            291.5           6.2
                                              -------------------           --------------------
Noncurrent
  Postretirement benefits..........             67.7          9.7             64.6           --
  Property, plant and
    equipment......................              7.7         63.1              --           74.8
  Realignment program..............              5.6          --              40.2           --
  Incentive plans..................             36.2         33.0             17.8           --
  All other........................             16.4         80.9             14.3          91.3
                                              -------------------           --------------------
    Total Noncurrent...............            133.6        186.7            136.9         166.1
                                              -------------------           --------------------
Total..............................           $401.2       $233.7           $428.4        $172.3
                                              ===================           ====================
Net Deferred Tax Assets............           $167.5                        $256.1
                                              ======                        ======

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Total pension expense for 1994 was $69.6 million, compared with $57.0 million and $53.6 million in 1993 and 1992, respectively. The components of net pension expense follow.

                                                                  1994                     1993                    1992
(Millions of dollars)                                      Domestic   Foreign       Domestic   Foreign      Domestic   Foreign
- ------------------------------------------------------------------------------------------------------------------------------
Defined Benefit Plans
  Service cost--benefits earned............................ $  15.0    $  25.2       $  12.3    $  20.1      $  11.8    $  19.1
  Interest cost on projected benefit obligation............    42.0       40.1          38.1       35.5         34.9       35.3
  Actual loss (return) on plan assets......................     1.7      (28.3)        (46.3)     (64.5)       (30.9)     (12.2)
  Net amortization and deferral............................   (37.8)       3.2           9.9       46.0         (1.8)      (9.2)
                                                            ------------------       ------------------      ------------------
                                                               20.9       40.2          14.0       37.1         14.0       33.0

Other Pension Costs
  Defined contribution plans...............................    --          3.0          --          1.7         --          1.9
  Foreign plans not on SFAS 87.............................    --          5.5          --          4.2         --          4.7
                                                            ------------------       ------------------      ------------------
Total Pension Expense...................................... $  20.9    $  48.7       $  14.0    $  43.0      $  14.0    $  39.6
                                                            ==================       ==================      ==================

The funded status of the Company's principal defined benefit plans and the amounts recognized in the consolidated balance sheet at December 31 follow.


(Millions of dollars)
- -------------------------------------------------------------------------------------------------------------------------------
Vested benefit............................................. $ 428.5    $ 480.7      $ 431.1    $ 438.8       $ 343.9    $ 340.6
Nonvested benefit..........................................    78.9       25.1         70.4       22.0          25.8       17.5
                                                            ------------------      ------------------       ------------------
Accumulated benefit obligation.............................   507.4      505.8        501.5      460.8         369.7      358.1
Benefit obligation related to future compensation levels...    99.6       78.7        108.8       66.4         106.4       74.1
                                                            ------------------      ------------------       ------------------
Projected benefit obligation...............................   607.0      584.5        610.3      527.2         476.1      432.2
Fair value of plan assets, invested primarily in equities
  and debt securities......................................   491.5      291.9        489.4      268.1         423.3      174.6
                                                            ------------------      ------------------       ------------------
Plan assets less than projected benefit obligation.........  (115.5)    (292.6)      (120.9)    (259.1)        (52.8)    (257.6)
Unrecognized transition obligation (asset).................     0.1       11.0         (2.3)      10.8          (2.6)      13.5
Unrecognized prior service cost............................    24.6       11.3         27.4        9.5          17.8        6.3
Unrecognized net loss......................................   124.5       37.6        117.1       44.3          54.4       36.2
Minimum liability adjustment...............................    (2.4)      (8.2)        (8.9)     (15.4)         --         --
                                                            ------------------      ------------------       ------------------
Net prepaid (accrued) pension cost included in
  consolidated balance sheet............................... $  31.3    $(240.9)     $  12.4    $(209.9)      $  16.8    $(201.6)
                                                            ==================      ==================       ==================

The primary assumptions used in determining related obligations of the plans are shown below.

(Percent)
- ----------------------------------------------------------------------------------------------------------------------------------
Discount rate..............................................    8 1/2  5    - 9          7    5    - 9          8      5    -10
Increase in compensation levels............................    5      3 1/2- 6 1/2      5    3 1/2- 7 1/2      5 1/2  3 1/2- 6 1/2
Long-term rate of return on assets.........................    9      5    -10          9    5    -10          9      5    -11
- ----------------------------------------------------------------------------------------------------------------------------------

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     The other postretirement benefit expense for 1994 and 1993 was $12.1 million and $9.2 million, respectively. The components of the net expense follow.

(Millions of dollars)                                          1994        1993
- -------------------------------------------------------------------------------
Interest cost..............................................   $15.7       $14.7
Service cost (income)......................................    (4.4)       (5.2)
Actual loss (return) on assets.............................    --           (.4)
Net amortization and deferral..............................      .8          .1
                                                              -----------------
Other postretirement benefit expense                          $12.1       $ 9.2
                                                              =================
     The status of the Company's plans and the amounts recognized in the balance sheet follow.
- -------------------------------------------------------------------------------
Retirees...................................................  $146.8      $113.0
Fully eligible active employees............................    25.5        32.8
Other active employees.....................................    45.7        65.4
                                                             ------------------
Accumulated postretirement benefit obligation.............   218.0       211.2
Fair value of plan assets..................................   (10.3)       (7.2)
Unrecognized net loss......................................   (14.6)      (10.1)
                                                             ------------------
Accrued postretirement liability...........................  $193.1      $193.9
                                                             ==================

     The accumulated postretirement benefit obligation was determined using an assumed discount rate of 8.5% and 7% in 1994 and 1993, respectively. The assumed health care cost trend rate was 13% in 1993 and 12% in 1994, decreasing to 5% by the year 2001. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 13%, and interest and service cost by 20%, in 1994.

     ESOP shares allocated to participants reduce Company obligations over the period of allocation. The account balance is assumed to have an annual yield of 12%. In addition, the Company established a retiree health benefits account within its domestic pension plan that will be used to partially fund health care benefits for future retirees.

     Adoption for foreign operations is not mandatory until 1995. Since most of the Company's foreign operations are covered by government-sponsored programs, the effect of adopting the statement is expected to be immaterial to the results of operations.

EMPLOYEE STOCK OWNERSHIP PLAN

Under this plan, the Company sold to the ESOP 165,872 shares of a new issue of Series C, cumulative convertible preferred stock for $100 million, or $602,875 per share. The Series C stock pays an annual dividend of 8% and is being allocated to eligible employees over a 10-year period, which began in September 1990.

     Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 20 common shares at $30.14375 per share. At December 31, 1994, 162,928 Series C shares were outstanding, of which 89,684 shares were allocated to employees and the remaining 73,244 shares were held in the ESOP trust for future allocations. The 162,928 Series C shares are equivalent to 3,258,558 shares of common stock, about 1.5% of the Company's outstanding voting stock.

     Each Series C share carries rights under the Company's preferred stock purchase rights plan and currently is entitled to five rights. The Series C stock is redeemable upon the occurrence of certain changes in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Proceeds received from the sale of Series C shares to the ESOP were used to retire Company debt. The ESOP purchased the Series C shares with borrowed funds. The ESOP loan principal and interest is being repaid on a semi-annual basis over a 10-year period by the Company contributions to the ESOP and by the dividends paid on the Series C shares.

    As the ESOP loan is repaid, a corresponding amount of Series C stock held in the trust is released to participant accounts. Allocations are made quarterly to the accounts of eligible employees, generally on the basis of an equal amount per participant. In general, regular U.S. employees, participate in the ESOP after completing one year of service with the Company.

    Company cash contributions and dividend payments of $13.9 million, $15.8 million and $18.1 million were paid to the ESOP during 1994, 1993 and 1992, respectively. The ESOP made principal and interest payments of $9.2 million and $4.7 million during 1994, $10.3 million and $5.5 million during 1993, and $11.7 million and $6.5 million during 1992, respectively.

    The Company has guaranteed the ESOP's borrowings and has reported the unpaid balance of this loan as a liability of the Company. An unearned ESOP compensation amount is reported as an offset to the Series C share amount in the equity section.

    Compensation expense related to the plan is based upon the preferred shares allocated to participants and amounted to $6.4 million, $8.5 million and $11.1 million in 1994, 1993 and 1992, respectively.


COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Changes in these capital accounts are summarized below.

                                                         (Thousands of shares)                      (Millions of dollars)
                                                   ----------------------------------           --------------------------------
                                                             Common Stock                                 Additional
                                                   ----------------------------------           Common     Paid-in     Treasury
                                                    Issued   In Treasury  Outstanding            Stock     Capital       Stock
- --------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991.....................  276,901    (57,722)      219,179             $276.9      $213.0    $(1,047.5)
Conversion of Series C ESOP Preferred Stock......       --         17            17                 --          .2           .3
Stock option and purchase plans..................      973         --           973                1.0        23.7           --
                                                   ----------------------------------           --------------------------------
Balance at December 31, 1992.....................  277,874    (57,705)      220,169              277.9       236.9     (1,047.2)
Conversion of Series C ESOP Preferred Stock......       --          7             7                 --          .1           .1
Stock option and purchase plans..................      714         --           714                 .7        22.4           --
                                                   ----------------------------------           --------------------------------
Balance at December 31, 1993.....................  278,588    (57,698)      220,890              278.6       259.4     (1,047.1)
Conversion of Series C ESOP Preferred Stock......       --         26            26                 --          .3           .5
Stock option and purchase plans..................      533         --           533                 .5        18.0           --
                                                   ----------------------------------           --------------------------------
Balance at December 31, 1994.....................  279,121    (57,672)      221,449             $279.1      $277.7    $(1,046.6)
                                                   ==================================           ================================

PREFERRED STOCK PURCHASE RIGHTS
At December 31, 1994, the Company had 56,177,016 preferred stock purchase rights outstanding as follows: one-quarter of a right for each outstanding share of common stock and a total of 814,640 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one two-hundredth of a share of junior participating preferred stock for $160. The rights only become exercisable, or separately transferable, 10 days after a person acquires 20% or more, or 10 business days after a tender offer commences that could result in ownership of more than 30%, of the Company's stock.

    If any person acquires 30% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 20% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

    The rights, which have no voting power, expire on December 9, 1996. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 20% stockholder.

    At December 31, 1994, there were authorized 5,000,000 shares of preferred stock without par value, of which 162,928 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION AND STOCK EQUIVALENT UNIT PLANS

Stock Option Plan activity is summarized below.

                                                           1994                        1993                       1992
                                                 -----------------------     -----------------------     -----------------------
                                                                 Average                     Average                     Average
                                                               Per Share                   Per Share                   Per Share
(Thousands of shares)                            Shares     Option Price     Shares     Option Price     Shares     Option Price
- --------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year..............    4,542           $37.17      4,347           $32.84      4,160           $26.22
Granted ......................................    1,647            67.99        982            48.40      1,311            44.85
Exercised.....................................     (577)           30.88       (765)           26.91     (1,116)           22.21
Cancelled.....................................      (17)           61.14        (22)           39.88         (8)           38.54
                                                  -----                       -----                       -----
Outstanding at end of year....................    5,595            46.82      4,542            37.17      4,347            32.84
                                                  =====                       =====                       =====
Shares reserved for future grants.............    6,432                          62                       1,022
                                                  =====                       =====                       =====

     The Stock Option Plan authorizes the granting of options on shares of the Company's common stock to selected key employees, including those who also may be officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. All outstanding options have 10-year terms and are exercisable one year from the date of grant, provided the employee optionee is still employed or the director continues to serve. The plan also permits payment for options exercised in shares of the Company's common stock and the granting of incentive stock options. During 1994, stockholders approved increasing by 8,000,000 the number of shares on which stock options may be granted.

     The Stock Purchase Plan provides for the sale at fair market value of the Company's common stock to selected key employees, excluding officers and directors. At December 31, 1994, 154,374 shares were reserved for issuance under the plan.

     The Stock Equivalent Unit Plan provides for awards of basic stock units to key employees, excluding officers who are directors. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year.

     Stock Equivalent Unit Plan expense amounted to $19.1 million in 1994, $14.5 million in 1993 and $22.1 million in 1992.

REALIGNMENT PLAN

Beginning with the fourth quarter of 1993, the Company's financial statements reflect charges for a realignment plan designed to take advantage of opportunities created by the continuing trend to more open world trade and the growth of the Company's global operations, and to improve the competitive position of the Company's business. Under the plan, there are both job additions and reductions during 1994 and 1995, with the plan affecting some 2,000 positions, or about 6% of the Company's worldwide total, primarily outside the United States. These actions resulted in a 1993 fourth quarter charge to profit from operations of $262.6 million ($164.1 million after taxes, or $.74 per share).

     The provisions of the realignment plan were created according to definitions in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." All provisions were specific. There were no provisions for general contingencies or for any asset impairments other than those resulting from changes in the expected use of assets as a result of the realignment plan. Only specific incremental and direct costs clearly identifiable with various projects and which could be estimated with reasonable accuracy were included in the plan.

     The estimated costs included severance for terminated employees, as required by local country laws, union contracts and Company policies. All salaries and benefits for periods prior to termination under the realignment plan are being charged to operations, and are not part of the realignment charge. No costs related to new employees have been included in the realignment expense.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The realignment charges included costs that are classified into two major categories as follows.

1. Costs associated with the closure and disposal of major manufacturing facilities in all business segments, due principally to excess manufacturing capacity caused by falling global trade barriers. These costs totaled $72.0 million and consisted primarily of severance costs of $62.3 million for terminated employees and $9.2 million in facility exit costs, distributor termination payments and lease termination costs.

2. Costs associated with organizational realignment and related work force reductions to improve the Company's competitive positioning of its business and adaptation to the continuing trend of more open world trade. Organizational realignment activities included the following:
   a) Integration of various headquarters, marketing and administrative functions in all business segments and geographical areas.
   b) Downsizing of factory and distribution operations in the worldwide blades and razors, toiletries and cosmetics, Braun and Oral-B business segments.
   c) Integration by Gillette of the newly acquired Parker Pen facilities and organizations into the worldwide Gillette organization.
   d) Various other asset impairments and other minor related projects in all business segments and geographical areas.

Costs for these activities included the following:

                                                                            Asset
                                                     Severance             Write-        Integration
(Pretax $ Millions)                                     Costs              downs               Costs               Total
- ------------------------------------------------------------------------------------------------------------------------
a) Integration of various functions................     $30.2              $ 3.4               $ 8.0             $ 41.6
b) Downsizing of operations........................      33.6               29.5                17.1               80.2
c) Integration of Parker Pen.......................       4.5                7.2                 3.2               14.9
d) Other asset impairments.........................       9.2               43.8                  .9               53.9
                                                       -----------------------------------------------------------------
   Total...........................................     $77.5              $83.9               $29.2             $190.6
                                                       =================================================================

Severance-related benefits are communicated to employees as the individual realignment programs are executed. Assets are written down to net realizable value for impairments due to expected changes in use of the assets as a result of the realignment plan. Integration costs are those incurred for the closing of smaller facilities, distributor termination payments and lease termination costs.

    The realignment program required cash expenditures (after income tax effects) of approximately $15 million in 1994 and is expected to require $54 million in 1995 and $10 million in 1996. Noncash costs, principally for the write-down of property, plant and equipment and other assets to net realizable values, amounted to $72 million in 1994, and in 1995 will total $13 million. The cash flow benefits of the realignment program, consisting principally of reduced salaries, wages and overhead costs, are being reinvested primarily into research and development, capital spending and advertising to support product line development and expansion.

    During 1994, the Company charged costs of $140.3 million to the realignment accrual established in 1993. Under provisions of the realignment program, 1,410 positions were eliminated by the end of 1994. The realignment program, with some minor exceptions, is being implemented, and realignment activities are planned to be ongoing, through the fourth quarter of 1995.

CONTINGENCIES

The Company is subject to legal proceedings and claims arising out of its business that cover a wide range of matters, including antitrust and trade regulation, contracts, environmental issues, product liability, patent and trademark matters and taxes.

    Management, after review and consultation with counsel, considers that any liability from all of these pending lawsuits and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.

LEASE COMMITMENTS

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $39.6 million in 1995, $31.9 million in 1996, $26.8 million in 1997, $21.4 million in 1998, $17.9 million in 1999 and $23.1 million for years thereafter. Rental expense amounted to $63.2 million in 1994, $60.5 million in 1993 and $59.7 million in 1992.

RESEARCH AND DEVELOPMENT

Research and development costs, included in selling, general and administrative expenses, amounted to $136.9 million in 1994, $133.1 million in 1993 and $123.8 million in 1992.

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

     KPMG Peat Marwick LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears below. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

     The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, with the internal auditor and with the financial officers of the Company to review matters relating to the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's statement of policy as to the conduct of its business, including proper accounting and dealing with auditors. In addition, it is responsible for recommending the appointment of the Company's independent auditors, subject to stockholder approval.

- --------------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT

[LOGO OF KPMG PEAT MARWICK LLP APPEARS HERE]

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE GILLETTE COMPANY

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1994 and 1993, and the related consolidated statements of income and earnings reinvested in the business and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in the Notes to Consolidated Financial Statements, in 1993 the Company changed its methods of accounting for income taxes, postretirement medical benefits and postemployment benefits.

/s/ KPMG Peat Marwick LLP

Boston, Massachusetts
January 26, 1995

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION BY BUSINESS SEGMENT


(Millions of dollars)                Blades &   Toiletries &   Stationary       Braun     Oral B
1994                                   Razors      Cosmetics     Products    Products   Products    Other    Corporate    Total
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................   $2,350.7      $1,162.0      $  806.7    $1,348.2   $401.9      $ .7       $  --    $6,070.2
Profit from operations............      878.2          79.3          94.9       200.4     25.0        (5)       (50.6)   1,226.7
Identifiable assets...............    1,843.3         628.4       1,111.6     1,094.5    352.4       2.9        460.9    5,494.0
Capital expenditures..............      181.1          33.0          30.4       110.0     38.2        .4          6.7      399.8
Depreciation......................       72.5          20.2          23.8        57.3      8.0        .4          1.9      184.1
1993
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................   $2,117.6      $1,047.1      $  633.1    $1,248.8   $363.1      $1.1       $  --    $5,410.8
Profit from operations*...........      692.2          (6.2)         27.0       146.4     16.9       (.6)      ( 51.0)     824.7
Identifiable assets...............    1,643.7         624.2       1,070.7       959.5    307.9       1.2        495.1    5,102.3
Capital expenditures..............      161.7          40.5          23.7        90.5     27.7        .1          7.8      352.0
Depreciation......................       73.0          20.5          19.8        64.4      8.2        .3          2.8      189.0

*After realignment expense of.....      104.3          64.6          37.5        20.9     28.7       --           6.6      262.6
1992
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................   $1,978.2      $  970.9      $  520.4    $1,325.6   $365.9      $1.8       $  --    $5,162.8
Profit from operations............      665.3          89.4          48.9       162.7     46.8       (.3)       (45.7)     967.1
Identifiable assets...............    1,533.9         545.8         469.5     1,057.1    261.2       5.2        317.2    4,189.9
Capital expenditures..............      133.5          46.7          25.5        87.4     23.4        .6          4.3      321.4
Depreciation......................       75.2          20.1          15.6        64.4      8.5        .3          3.9      188.0
- --------------------------------------------------------------------------------------------------------------------------------

FINANCIAL INFORMATION BY GEOGRAPHIC AREA

(Millions of dollars)                Western          Latin                     Total         United
1994                                  Europe        America       Other        Foreign         States     Corporate        Total
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................  $2,119.3         $859.8     $1,146.6      $4,125.7       $1,944.5       $  --       $6,070.2
Profit from operations............     438.3          228.9        225.0         892.2          385.1        (50.6)      1,226.7
Identifiable assets...............   2,403.0          644.1        649.0       3,696.1        1,337.0        460.9       5,494.0

1993
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................  $1,948.9         $761.7     $  940.7      $3,651.3       $1,759.5       $  --       $5,410.8
Profit from operations*...........     316.0          177.6        125.8         619.4          256.3        (51.0)        824.7
Identifiable assets...............   2,199.9          647.9        505.0       3,352.8        1,254.4        495.1       5,102.3

*After realignment expense of.....     109.8           39.6         30.6         180.0           76.0          6.6         262.6

1992
- --------------------------------------------------------------------------------------------------------------------------------
Net sales.........................  $2,105.5         $646.6     $  819.0      $3,571.1       $1,591.7       $  --       $5,162.8
Profit from operations............     411.7          176.9        121.8         710.4          302.4        (45.7)        967.1
Identifiable assets...............   1,870.4          504.4        444.4       2,819.2        1,053.5        317.2       4,189.9
- --------------------------------------------------------------------------------------------------------------------------------

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

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                          OTHER FINANCIAL INFORMATION

BUSINESS SEGMENTS

The percentages of consolidated net sales and segment profit from operations, before corporate expenses, during the last five years for each of the Company's major business segments are set forth below.


                                           Blades &       Toiletries &         Stationery          Braun              Oral-B
                                            Razors          Cosmetics           Products          Products           Products
                                       ---------------   ---------------     --------------    --------------    ----------------
                                         Net   Segment      Net  Segment      Net   Segment      Net  Segment       Net  Segment
Year                                    Sales   Profit     Sales  Profit     Sales   Profit     Sales  Profit      Sales  Profit
- ----------------------------------------------------------------------------------------------------------------------------------
1994.................................   39%      69%        19%     6%        13%      7%        22%     16%        7%      2%
1993*................................   39%      70%        19%     5%        12%      6%        23%     15%        7%      4%
1992.................................   38%      66%        19%     9%        10%      5%        26%     16%        7%      4%
1991.................................   37%      62%        20%    13%        10%      5%        26%     16%        7%      4%
1990.................................   36%      60%        22%    13%        11%      8%        25%     15%        6%      4%
*Segment profit percentages are
  before realignment expense.

- ----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION
(Millions of dollars, except per share amounts)                                    Three Months Ended
                                                   --------------------------------------------------------------------------------
1994                                                March 31        June 30        September 30       December 31       Total Year
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales............................               $1,361.1       $1,406.5            $1,503.4          $1,799.2         $6,070.2
Gross profit.........................                  862.5          906.1               957.2           1,122.5          3,848.3
Profit from operations...............                  297.1          293.0               297.7             338.9          1,226.7
Income before income taxes...........                  259.3          256.5               272.2             316.1          1,104.1
Net income...........................                  164.0          162.2               172.2             199.9            698.3
Net income per common share..........                    .74            .73                 .77               .90             3.14
Dividends declared per common share..                     --            .25                 .25               .50             1.00
Stock price range: (composite basis)
  High...............................                     67 3/8         69 3/4              73                76 1/2
  Low................................                     57 3/4         62 1/8              64 5/8            69 1/2

1993*
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales............................               $1,216.6       $1,237.3            $1,339.7          $1,617.2         $5,410.8
Gross profit.........................                  753.1          773.6               839.0           1,000.8          3,366.5
Profit from operations...............                  262.4          244.2               266.8              51.3            824.7
Income before income taxes and
  cumulative effect of accounting
  changes............................                  227.7          215.5               232.0               7.5            682.7
Income before cumulative effect of
  accounting changes.................                  142.3          134.7               145.0               4.9            426.9
Cumulative effect of accounting
  changes............................                 (138.6)            --                  --                --           (138.6)
Net income...........................                    3.7          134.7               145.0               4.9            288.3
Income per common share before
  cumulative effect of accounting
  changes............................                    .64            .61                 .65               .02             1.92
Cumulative effect of accounting
  changes............................                   (.63)            --                  --                --             (.63)
Net income per common share..........                    .01            .61                 .65               .02             1.29
Dividends declared per common share..                     --            .21                 .21               .42              .84
Stock price range: (composite basis)
  High...............................                     61 3/8         60 5/8              59 1/4            63 3/4
  Low................................                     52 1/2         47 3/8              50                57 1/8
*In the fourth quarter of 1993, charges for realignment expense reduced profit from operations and income before income taxes by
 $262.6 million, income by $164.1 million and income per common share by $.74.
- ----------------------------------------------------------------------------------------------------------------------------------

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                         HISTORICAL FINANCIAL SUMMARY

(In millions, except per share amounts, stock price and employees)

                             Profit       Income                      Net   Depreciation
                Net            from       before         Net     interest            and        Total       Capital
Year          sales      operations        taxes      income      expense   amortization       assets  expenditures
========================================================================================================================
1994         $6,070          $1,227       $1,104        $698         $ 42           $215       $5,494          $400
1993*         5,411             825          683         288           33            219        5,102           352
- ------------------------------------------------------------------------------------------------------------------------
1992          5,163             967          830         513           56            211        4,190           321
1991          4,684             862          694         427           94            193        3,887           286
1990          4,345             773          593         368          120            177        3,671           255
1989          3,819             664          474         285          115            149        3,114           223
1988          3,581             614          449         269          101            141        2,868           189
1987          3,167             523          392         230           82            126        2,731           147
1986**        2,818             229           58          16           47            108        2,540           199
1985          2,400             371          272         160           48             88        2,425           157
1984          2,289             347          259         159           35             82        2,024           119
========================================================================================================================

*In 1993, charges for realignment expense reduced profit from operations and income before income taxes by $263 million, net income by $164 million and net income per common share by $.74. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share by $.63.

              Net                                        Per Common Share        Average
         property,                                    ---------------------       common       Year-end
        plant and   Long-term    Stockholders'           Net     Dividends        shares          stock
Year    equipment        debt          equity         income      declared   outstanding          price   Employees
=======================================================================================================================
1994       $1,411      $  715          $2,017          $3.14         $1.00           221        $74 7/8      32,800
1993*       1,215         840           1,479           1.29           .84           220         59 5/8      33,400
- -----------------------------------------------------------------------------------------------------------------------
1992        1,075         554           1,496           2.32           .72           220         56 7/8      30,900
1991          931         742           1,157           1.94           .62           211         56 1/8      31,200
1990          862       1,046             265           1.60           .54           194         31 3/8      30,400
1989          745       1,041              70           1.35           .48           193         24 5/8      30,400
1988          683       1,675             (85)          1.23           .43           219         16 5/8      29,600
1987          664         840             599           1.00           .39 1/4       230         14 1/8      30,100
1986**        637         915             461            .06           .34           255         12 3/8      32,100
1985          504         436             898            .65           .32 1/2       247          8 3/4      31,400
1984          430         443             791            .65           .31           246          7 1/8      31,400
===========================================================================================================================

**In 1986, special charges for restructuring expense reduced profit from operations by $179 million and, along with tender offer response costs and a change in accounting for oil and gas investments, reduced income before taxes by $243 million, net income by $165 million and net income per common share by $.65.

[GRAPHS APPEAR HERE]

                     CORPORATE AND STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of stockholders will take place on Thursday, April 20, 1995, at the John F. Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

CORPORATE HEADQUARTERS
Prudential Tower Building
Boston, Massachusetts 02199
(617)421-7000

INCORPORATED
State of Delaware

COMMON STOCK
Major stock exchanges: New York, Boston, Midwest,
Pacific, London, Frankfurt, Zurich
New york Stock Exchange Symbol: G
At year-end, stockholders numbered 30,500, living in all 50 states and more than 30 countries abroad.

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
Shareholder Services Division
P.O. Box 644
Mail Stop 45-02-09
Boston,Massachusetts 02102-0644
(617)575-3170
Toll free:(800)730-4001
Hearing impaired:(800)952-9245 (TTY/TDD)

AUDITORS
KPMG Peat Marwick LLP

FORM 10-K
The Company's 1994 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by written request from the office of the Secretary, or by calling toll-free (800)291-7615.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
All registered holders of Gillette stock are invited to participate in the Dividend Reinvestment and Stock Purchase Plan. The plan provides a convenient, economical and systematic means of acquiring additional shares of the Company's common stock through the reinvestment of cash dividends. Participants also may invest additional cash amounts in the purchase of share as frequently as once each month.
  Interested stockholders can obtain a descriptive brochure and enrollment card from:
  The First National Bank of Boston
  Dividend Reinvestment and
  Stock Purchase Plan
  P.O. Box 1681
  Mail Stop 45-01-06
  Boston, Massachusetts 02105-1681
  (617)575-3170
  Toll free: (800) 730-4001
  Hearing impaired:(800)952-9245 (TTY/TDD)

QUARTERLY REPORTS
Currently, the Company mails quarterly reports only to registered holders of Gillette common stock. If your shares are registered in the name of a broker or other nominee, and you would like to receive the quarterly reports, the Company will gladly mail them directly to you. You may add your name to our mailing list by writing to the office of the Secretary, or by calling toll-free
(800)291-7615.


                         [RECYCLED LOGO APPEARS HERE]

               This annual report is printed on recycled paper.