Form 10-K405, Exhibit 13
period 1995-12-31
GILLETTE CO
filed 1996-03-22
CIK 41499

                              THE GILLETTE COMPANY

Founded in 1901, The Gillette Company is the world leader in male grooming products, a category that includes blades and razors, shaving preparations and electric shavers. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products. In addition, the Company is the world leader in toothbrushes and oral care appliances.
     Gillette manufacturing operations are conducted at 50 facilities in 24 countries, and products are distributed through wholesalers, retailers and agents in over 200 countries and territories.


                                    CONTENTS

FINANCIAL HIGHLIGHTS..................................................       1

MISSION AND VALUES....................................................       2

LETTER TO STOCKHOLDERS................................................       3

REVIEW OF OPERATIONS..................................................       6

WORLD-CLASS LEADERSHIP................................................      16

MANAGEMENT'S DISCUSSION...............................................      24

FINANCIAL STATEMENTS..................................................      28

HISTORICAL FINANCIAL SUMMARY..........................................      42

PRINCIPAL DIVISIONS AND SUBSIDIARIES..................................      45

CORPORATE AND STOCKHOLDER
  INFORMATION.........................................................      48

                              THE GILLETTE COMPANY
                               MISSION AND VALUES

The Gillette Company is a globally focused consumer products company which seeks competitive advantage in quality, value-added personal care and personal use products. We compete in three large, worldwide business: personal grooming products, stationery products and small electrical appliances.
     As a company, we share skills and resources among business units to optimize performance. We are committed to a plan of sustained sales and profit growth which recognizes and balances both short- and long-term objectives.

  MISSION

Our mission is to achieve or enhance clear leadership, worldwide, in the existing or new core consumer product categories in which we choose to compete.

Current core categories are:
- Male grooming products, including blades and razors, electric shavers, shaving preparations and deodorants and antiperspirants.

- Selected female grooming products, including wet shaving, hair removal and hair care appliances, deodorants and antiperspirants and party plan skin care and cosmetic products.

-  Writing instruments and correction products.

- Certain areas of the oral care market, including toothbrushes, interdental devices and oral care appliances

- Selected areas of the high-quality small household appliance business, including coffeemakers and food preparation products.

To achieve this mission, we will also compete in supporting product areas that enhance the Company's ability to achieve or hold the leadership position in core categories.

  VALUES

In pursuing our mission, we will live by the following values:

PEOPLE

We will attract, motivate and retain high-performing people in all areas of our business. We are committed to competitive, performance-based compensation, benefits, training and personal growth based on equal career opportunity and merit. We expect integrity, civility, openness, support for others and commitment to the highest standards of achievement. We value innovation, employee involvement, change, organizational flexibility and personal mobility. We recognize and value the benefits in the diversity of people, ideas and cultures.

CUSTOMER FOCUS

We will invest in and master the key technologies vital to category success. We will offer consumers products of the highest levels of performance for value.
We will provide quality service to our customers, both internal and external, by treating them as partners, by listening, understanding their needs, responding fairly and living up to our commitments. We will be a valued customer to our suppliers, treating them fairly and with respect. We will provide these quality values consistent with improving our productivity.

GOOD CITIZENSHIP

We will comply with applicable laws and regulations at all government levels wherever we do business. We will contribute to the communities in which we operate and address social issues responsibly. Our products will be safe to make and to use. We will conserve natural resources, and we will continue to invest in a better environment.

        We believe that commitment to this mission and these values will enable the Company to provide a superior return to our shareholders.

                             LETTER TO STOCKHOLDERS

            Sales and earnings of The Gillette Company advanced to record levels in 1995, extending the pattern of strong and consistent growth achieved over the last several years. It is especially notable that sales reached new highs in all major business segments, geographic regions and oper-ating groups.



Total sales increased 12% to $6.79 billion. Net income and earnings per common share grew at a faster rate of 18% to $824 million and $1.85 per share. In 1994, sales, net income and earnings per common share also grew at 12%, 18% and 18%, respectively.

   For the 90th consecutive year, the Company paid cash dividends on its common stock. Dividends declared increased 20% to 60 cents per share, up from 50 cents in 1994, after adjusting for a two-for-one stock split in June.

   The strong improvement in Gillette financial results in 1995 is in line with the Company's progress from 1990 to 1995. During that period, sales grew at more than a 9% compounded annual rate, net income at 17%, earnings per common share at 18% and dividends per common share at 17%. Quarterly earnings per share have advanced at a double-digit rate each period for more than five years -- 22 consecutive quarters.

   The Company's consistent profitable growth has been reflected in the excellent performance of Gillette common stock. In 1995, Gillette stock again outperformed the stock market averages in terms of total return. The annual return to stockholders was 41% in 1995, higher than the returns for the Dow Jones Industrial Average and the Standard & Poor's 500 in a very strong market year.

   This superior performance has been sustained over an extended period. During the last five years, the compounded annual rate of return to Gillette stockholders has been 29% - far ahead of the 18% return for the DJIA and the 17% for the S&P 500. In terms of dollars, the market value of Gillette stock has more than tripled, from $6.1 billion at the end of 1990 to $23.2 billion at the end of 1995.

   Over the last 10 years, the compounded rate of return on Gillette stock has been 31%, about twice that of the market averages. The value of a $1,000 investment in Gillette stock at the end of 1985 grew to $14,924 by the end of 1995 -- more than three times the value of a comparable investment


[PHOTO]
Gillette Chairman
Alfred M. Zeien,
left and President
Michael C. Hawley

                  "Over three-fourths Of 1995 sales came from
               categories in which we hold the worldwide leader-
                                ship position."



in either of the market averages.

   This outstanding stock performance reflects not only the past growth of our business, but also a perception among investors that the steady improvement in the Company's business fundamentals places us in an excellent position to sustain our strong, profitable growth.

                                                    Compounded
                      Investment         Value       Rate of
                       12/31/85        12/31/95       Return
-------------------------------------------------------------
Gillette                  $1,000       $14,924            31%
DJIA                      $1,000       $ 4,590            16%
S&P 500                   $1,000       $ 3,983            15%
--------------------------------------------------------------

   The improvement in fundamentals has many interrelated aspects. A primary focus is on carrying out the Company's mission to achieve or enhance clear leadership worldwide in the core consumer product categories in which we choose to compete. In 1995, more than three-fourths of our sales came from product categories in which Gillette holds the worldwide leadership position. This proportion has risen by 20 percentage points in the last five years.

   To generate these results, we emphasize geographic expansion and three principal growth drivers -- research and development, capital spending and advertising. In combination, these growth drivers should rise at least as fast as sales over the long term to assure future growth. In 1995, they rose 16%, compared with 12% for sales. To sustain a healthy rate of growth and assure a proper balance of short- and long-term objectives, we look to continue to increase the level of incremental spending on these growth drivers over time by as much as we add to profit from operations.

   Illustrating the effectiveness of this approach, 42% of our 1995 sales came from products introduced in the last five years, compared with 30% in 1990. This percentage, although lower than the 45% peak reached in 1994, is especially impressive when we consider that the original Sensor shaving system, introduced in 1990, was not included in this statistic in 1995. Our objective is to maintain the new product ratio at well over 40% of sales.

   New product activity is at an all-time high, with more than 20 products launched in 1995. An equally strong level of activity is expected in 1996, along with the geographic rollout of major products such as the SensorExcel shaving system, the Gillette Series male grooming line and Satin Care for Women shaving gel.

   Geographic expansion, which plays a key role in our growth plans, has contributed importantly to the Company's improved business fundamentals. Gillette was among the most global of consumer products companies five years ago, and we have become even more so.

   As previously closed markets have opened up with the end of the Cold War, Gillette has seized the resulting business opportunities. In 1995, 70% of our sales and 72% of operating profits were generated outside the United States, up from two-thirds of sales and profits in 1990. This growth has been paced by substantial gains in Asia-Pacific and Eastern European markets. For example, the Company's sales in the Former Soviet Union, Poland, Hungary and China rose 50% last year. Given the growth potential of these regions, we expect to increase the managerial and financial resources devoted to their business development.

   In addition to new products and geographic expansion, the Company's prospects have been enhanced by selective acquisitions. In the past few years, the largest among them have been Parker Pen, the Pro oral care line and Thermoscan.

   Parker Pen, which substantially increased the size and strength of our stationery products franchise, was acquired in mid-1993 and has been successfully integrated into our ongoing operations worldwide. Today, we are the clear global market leader in writing instruments and correction products, and operating profit margins for our stationery products business have improved three points since 1992.



                         GILLETTE FIVE-YEAR PRICE TREND
                           Closing Weekly Stock Price

[Graph showing weekly closing prices for Gillette Company Common Stock for the Five Year Period 1991 - 1995.]

           "In 1995, the three growth drivers of R&D, capital spend-
                ing and advertising rose a combined 16% compared
                              with 12% for sales."



   The Pro oral care line, purchased in late 1995, significantly enhances the Oral-B franchise in the fast-growing Latin American region. The acquisition strengthens Oral-B's number one position in the worldwide toothbrush market.

   Thermoscan, the leading marketer of infrared ear thermometers, was acquired at the end of 1995. The Thermoscan instant thermometer is an innovative, technology-based appliance compatible with Braun technical and marketing strengths. We see the opportunity to expand this rapidly growing product line around the world. It also could provide, long term, a platform for Braun expansion into other personal home diagnostics products.

  The review of operations section of this Annual Report describes the 1995 performance of our product lines. Management's Discussion reviews the financial aspects of our business.

   We'd like to highlight a few examples illustrating the buildup of Gillette business strengths.

   The Sensor shaving system franchise has continued its exceptional growth, with a more than 20% sales increase in 1995. This reflected not only sustained demand for the original Sensor system, but also outstanding acceptance of the Sensor for Women and SensorExcel shaving systems. Total sales of the Sensor family of products -- amounting in 1995 to 42% of all Gillette blade and razor sales dollars -- now exceed total worldwide sales of our two leading competitors combined. The Sensor franchise will be strengthened further by the launch this year of the SensorExcel for Women system.

   The Company's innovative clear gel technology is the primary factor in the substantial growth of our deodorant/antiperspirant business. Introduced with the Gillette Series brand, clear gel technology has been incorporated into our established deodorants/antiperspirants. By 1995, gel products accounted for about 30% of our total sales in this category. Gels also have contributed to the sustained growth of the entire Series line.

   The Braun Oral-B plaque remover, which debuted in 1991, strengthened its position as the clear worldwide leader in oral care appliances, and the outlook is favorable for continued strong gains. As sales of the plaque remover have climbed, a fast-growing demand for refill brushes has developed. Including both Braun appliances and Oral-B products, the Company's total oral care sales rose to nearly $700 million in 1995, more than twice the level five years earlier.

                                     . . .

   Underlying all the advances described in this letter are talented, well-trained and highly-motivated managers whose leadership skills in the competitive global arena in which Gillette operates are without peer. We urge you to read a special report, beginning on page 16, that highlights the value of this resource to Gillette.

                                     . . .

   Our comments would be incomplete without noting the retirement of a longtime colleague. Robert J. Murray, Executive Vice President -- North Atlantic Group, retired at the end of 1995 after a distinguished career of 34 years. Bob's dedication and leadership abilities made significant contributions to the Company's success.

   In closing, our record is a reflection of the world-class brands, products and people that in combination are the fundamental strengths of Gillette. They are the source of our confidence that The Gillette Company is well-positioned to continue its worldwide growth in 1996 and the years beyond.


/s/ Alfred M. Zeien
Alfred M. Zeien
Chairman of the Board


/s/ Michael C. Hawley
Michael C. Hawley
President

March 1, 1996



                 "New product activity is at an all-time high,
                         with more than 20 new products
                               launched in 1995."

                                BLADES & RAZORS


            Further enhancing its worldwide leadership position, Gillette in 1995 achieved record results in its principal line of business. Sales of blades and razors climbed sub-stantially, and profits posted a considerable increase.


The consistent sales growth that has characterized the Company's blade and razor business accelerated in 1995, driven principally by the continued resounding success of the Sensor family of shaving systems.

[GRAPHIC]

   The chief contributor to the increasing momentum was the top-of-the-line SensorExcel shaving system, which registered sizable sales gains and enlarged its market share in every country in which it is sold. Distribution has been extended to nearly 60 markets, and the rollout continues.

[GRAPHIC]

   Notwithstanding the Company's success in attracting consumers to the SensorExcel system, sales of the original Sensor system moved ahead modestly. This product, launched in 1990, remained the best seller in the United States and many international markets.

[GRAPHIC]

   The Sensor franchise also was strengthened by exceptional consumer demand for the Sensor for Women shaving system. Introduced in 1992, this innovative product has achieved substantial advances in sales and market share. The new SensorExcel for Women shaving system, now being introduced in key markets worldwide, should further improve the market position of the Sensor franchise. The system leatures a specially-shaped handle with a soft, textured rubber grip and an enhanced spring-mounted twin blade cartridge with protective microfins.

[GRAPHIC]

   Reflecting the growing prominence of the Sensor franchise, the Trac II and Atra twin blade shaving systems have gradually been overtaken as the market leaders. Both of these older brands retain significant shares in the United States and abroad, and sales in 1995 rose slightly.

   The Company's disposable razor sales climbed considerably, with Gillette brands again the top sellers worldwide. Led by strong gains overseas, particularly in Latin America, the CustomPlus disposable razor recorded a sizable sales advance. Rapid geographic expansion of this product, as well as of the new CustomPlus Pivot razor introduced at midyear, will continue in 1996. In the United States, the Good News brand remained the number one disposable razor for the 201h consecutive year, as sales moved notably higher.

[GRAPHIC]

   Although overall sales of Gillette double edge blades were



THE GILLETTE SENSOREXCEL
FOR WOMEN SHAVING SYSTEM [ARROW POINTING RIGHT] marginally lower, double edge blade sales in developing markets rose well above those of 1994, and the Company maintained its traditional worldwide leadership in this category.

[GRAPHIC]

   In 1995, excellent progress was made in accelerating growth through two continuing global business strategies. The first is to increase blade market value by building the Sensor franchise and by upgrading consumers from double edge to better-performing twin blade products. The second strategy is to expand the Company's global presence. During the year, Gillette augmented its thriving business in India, the world's largest blade market, with the acquisition of Wiltech India, Ltd. The Company also established new selling organizations in Eastern Europe and achieved major distribution and sales gains in the Former Soviet Union.

                             SALES OF PRODUCT LINE
                                   $ MILLIONS

                                   BAR GRAPH

                            1991..............1750
                            1992..............1978
                            1993..............2118
                            1994..............2351
                            1995..............2638

                             TOILETRIES & COSMETICS

             Reflecting strong growth in several important product cat-egories, sales of the toiletries and cosmetics line rose in 1995. Profits were lower, however, due to the negative impact of results in the Jafra skin care and cosmetics busi-ness in Mexico.


Worldwide sales of deodorants/antiperspirants, the largest Gillette toiletries category, were markedly above those of 1994. In the United States, this was chiefly due to significant advances by clear gel versions of every Gillette brand - Right Guard, Soft & Dri, Dry Idea and the Gillette Series. With these gains, the Company's share of the domestic market reached its highest level in 20 years. International sales increased sharply, led by strong acceptance of the Gillette Series brand, which now is sold in about 60 countries. Distribution to such large markets as Brazil and the Former Soviet Union is planned for 1996.

[GRAPHIC]

   Reflecting sizable sales gains in the United States and abroad, shave preparations turned in an excellent performance. The domestic increase was due to advances by Gillette Foamy and Gillette Series shave preparations, as well as brisk demand for new Satin Care for Women, the first non-soap-based shaving gel for women. This innovative product will be distributed throughout overseas markets in 1996, further strengthening the Company's leading position in the worldwide shave preparations market.

[GRAPHIC]

   Gillette Series after-shave conditioners and fragrances also recorded much higher sales, substantially improving their share of this important market in Europe and the United States.

   In late 1995, the Company introduced the Gillette Series Pacific Light collection of men's toiletries - deodorants/antiperspirants, shave preparations and aftershaves - combining superior performance with a distinctive, clean scent. Both the shave preparations and after-shaves also feature added skin care ingredients.

   Within hair care products, the Company continued to emphasize White Rain, the number two volume brand in the United States. Sales were stable, as a strong performance by the White Rain Exotics line countered weaker sales of other White Rain prod ucts. At year-end, the White Rain Solutions line of revitalizing hair care products was introduced to encouraging trade response.

   Operating in North America, Europe and Latin America, Jafra sells its high-quality skin care and color cosmetic products through consultants at classes in the home or office. Sales in 1995

[GRAPHIC]



NEW GILLETTE SERIES PACIFIC
LIGHT SHAVING GEL AND AFTER-
SHAVE SKIN CONDITIONER GEL [ARROW POINTING RIGHT] declined sharply, as Jafra's business in Mexico, its largest market, was significantly affected by the devaluation of the peso and related economic difficulties. International markets other than Mexico posted a substantial sales advance, while domestic sales rose well above those of the year before. A major factor was the highly successful introduction of Generation III skin care products for individual skin care needs.

[GRAPHIC]

   Supported by technologically innovative products, such as clear gel antiperspirants, Satin Care for Women shaving gel and the Gillette Series line, all marketed with a global perspective, the Company's revitalized toiletries business is in an excellent position for sustained growth.

                             SALES OF PRODUCT LINE
                                   $ MILLIONS

                                   BAR GRAPH

                            1991.............. 947
                            1992.............. 971
                            1993..............1047
                            1994..............1162
                            1995..............1236

                              STATIONERY PRODUCTS

            On the strength of record 1995 results, Gillette again was the clear worldwide leader in the highly competitive writ-ing instruments and correction products businesses. Sales of stationery products showed good progress, and profits climbed sharply.



With its Parker, Paper Mate and Waterman franchises, the Company holds a strong position within all writing systems, price levels, distribution channels and geographic areas.

   Worldwide sales of Parker writing instruments, the largest part of the Company's stationery products business, moved well above those of a year ago. This was chiefly due to sizable sales gains by improved models of the popular Jotter and Vector brands, which turned in particularly good performances in the United States and abroad. In the prestige segment, two new Parker Duofold Limited Editions, the Mandarin Yellow and commemorative MacArthur pens, also were very well received.

[GRAPHIC]

   Complementing this highly successful program of new product development, Parker rapidly expanded its business in Eastern Europe during the year and achieved substantial growth in its traditional strongholds of the Middle East and Far East.

[GRAPHIC]

   Paper Mate writing instruments posted a moderate advance in worldwide sales, with continued brisk demand for the Dynagrip family of pens more than offsetting lower sales of Flexgrip pens. Significantly higher sales of the Sharpwriter disposable mechanical pencil also contributed to the upward trend. In the marker category, where sales increased sharply, the Paper Mate Multi Marker range of permanent markers was launched successfully in the United States and Europe.

   The Waterman line of luxury writing instruments recorded sizable sales gains worldwide, paced by an excellent performance in the United States and supported by a strong program of new product development and geographic expansion. Sales in the prestige segment rose substantially, spurred by the highly favorable reception given the new Preface pen, especially in Europe. Growth in the mid-priced range was led by the Hemisphere pen, introduced in 1994, which more than doubled its sales in the United States. Waterman sales also climbed significantly throughout the Asia-Pacific region, the Middle East and Latin America, as distribution in these areas accelerated during the year.

   Worldwide sales of Liquid Paper correction products

[GRAPHIC]



THE PARKER DUOFOLD
MANDARIN YELLOW
FOUNTAIN PEN [ARROW POINTING RIGHT]
moved ahead slightly. This advance was primarily attributable to much higher sales of Liquid Paper correction pens in both domestic and international markets. Another factor was the continued growth of Liquid Paper DryLine correction films, particularly in Europe. Liquid Paper correction fluids, despite lower sales, retained their longtime position as the worldwide market leader.

   With a strong combination of superior products, powerful brand name recognition and increasing worldwide presence, the Company is in an advantageous position to accelerate the profitable growth of its stationery products business in the years to come.

[GRAPHIC]

THE WATERMAN
EXPERT 2 LINE
OF WRITING
INSTRUMENTS

                             SALES OF PRODUCT LINE
                                   $ MILLIONS

                                   BAR GRAPH

                            1991...............460
                            1992...............520
                            1993...............633
                            1994...............807
                            1995...............862

                                     BRAUN

            Braun sales and profits rose substantially to record levels in 1995. This outstanding performance strengthened
            Braun's position as the clear worldwide leader in several major product categories.



Sales of Braun hair removal products climbed sharply. Men's electric shaver sales were significantly higher, reflecting the exceptional success of premium Flex Integral shavers, which were distributed worldwide during the year.

   This new shaver range provides faster and closer shaves by incorporating a middle cutter positioned between two shaving foils mounted on a pivoting head. Excellent consumer acceptance of the Flex Integral shaver line enabled Braun to enhance its humber one position worldwide in the men's electric shaver market.

[GRAPHIC]

THE IMPROVED
BRAUN ORAL-B
PLAQUE
REMOVER

   Braun Silk-epil electric hair epilators for women achieved sizable sales gains in 1995, improving their leading share of market worldwide. Contributing to this advance was the new Silk-epil Select model, which features two speed settings and an adjustable tweezer grip.

[GRAPHIC]

THE SUPERVOLUME
TWIST HAIR DRYER

   The personal care line, which includes oral care and hair care appliances, generated strong sales growth. Buoyed by brisk demand for an improved model featuring a control grip handle, sales of Braun Oral-B plaque removers climbed substantially. Replacement brush heads also registered a sharp sales increase. Reflecting these gains, Braun augmented its clear worldwide leadership in oral care appliances.

   Among hair care appliances, the continued success of the Supervolume brand in the United States and abroad, as well as the introduction of the Supervolume Twist with additional styling options, drove hair dryer sales much higher, strengthening Braun's leading position in the worldwide pistol grip hair dryer market. Sales of hairstylers also moved ahead significantly, due principally to three new shaper appliances for natural, easy-to-maintain hairstyles.

   Household appliance sales rose slightly in 1995, as progress in Germany, other European markets and the Far East more than offset the effects of intense competition in the United States. New products generating a major portion of sales included the MultiMix handmixer in its first full year on the market, the top-of-the-line Culinary Series handblender and new pump- and steam-driven espresso machines.

[GRAPHIC]

THE BRAUN
STYLE SHAPER
HAIRSTYLER



THE BRAUN
FLEX INTEGRAL
ELECTRIC SHAVER [ARROW POINTING RIGHT]

[PHOTO]

                             SALES OF PRODUCT LINE
                                   $ MILLIONS

                                   BAR GRAPH

                            1991..............1216
                            1992..............1326
                            1993..............1249
                            1994..............1348
                            1995..............1621


At year-end, Braun entered the personal home diagnostics market with the acquisition of California-based Thermoscan Inc., the leading marketer of electronic infrared ear thermometers for rapid temperature measurement. During 1996, Braun will extend distribution of these innovative instant thermometers to Europe and the Far East.

   Braun continued to expand geographically in 1995, entering eight new markets, including India and the Philippines. An increasing global presence, together with superior new products planned for 1996, creates a solid foundation for continued strong Braun growth.

[GRAPHIC]

                             ORAL-B

            Recognized worldwide for its superior oral care products, Oral~B attained notably higher sales in 1995. Profits grew much more rapidly, as Oral-B's significant investments in new product programs delivered excellent returns.


Oral-B develops, markets and distributes worldwide an extensive range of innovative oral care products in a close and well-established relationship with dental professionals. The Oral-B line, led by toothbrushes, also includes interdental products, specialty toothpastes, mouth rinses and professional dental products.

   Used by more dentists and consumers worldwide than any other brand, Oral-B in 1995 was again the best-selling toothbrush in the world. Sales of Oral-B toothbrushes increased considerably, supported by the substantial growth of two top-of-the-line entries. Sustained demand for the Advantage toothbrush, introduced in 1993, enabled this product to turn in another strong performance.

[GRAPHIC]

[GRAPHIC]

   The Advantage Control Grip toothbrush, featuring a handle with a rubberized grip for greater comfort and control, registered impressive sales results in its first year of worldwide distribution.

   During the year, Oral-B introduced two innovative toothbrushes for children that feature squeezable handles, brilliant colors and traditional Oral-B brush head quality. The new Squish Grip toothbrush for five-to-eight-year-olds and the Gripper toothbrush for preteens are appealing to children, while addressing oral care issues of concern to parents.

   Consumer response in the United States has been highly favorable, and the new toothbrushes will be distributed abroad in 1996.

   Worldwide sales of interdental products climbed rapidly for the eighth consecutive year, spurred by gains throughout Oral-B's range of quality dental flosses. The Ultra Floss brand, with its network of shred-resistant interlocking fibers that stretch thin to fit between teeth and then spring back to brush away plaque, recorded a sizable sales increase in its second marketing year. Sales of interdental brushes and the compact interdental brush also rose sharply.

[GRAPHIC]

   In highly competitive product categories, Oral-B specialty toothpaste sales were well above 1994 levels, offsetting lower oral rinse sales. Among professional products, Oral-B Minute-Foam fluoride treatment for dental office use made an excellent showing.



FROM LEFT, THE ORAL-B
ADVANTAGE, ADVANTAGE
CONTROL GRIP AND
SQUISH GRIP TOOTHBRUSHES [ARROW POINTING RIGHT]

[PHOTO]


                             SALES OF PRODUCT LINE
                                   $ MILLIONS

                                   BAR GRAPH

                            1991...............308
                            1992...............366
                            1993...............363
                            1994...............402
                            1995...............440


[GRAPHIC]

   During the year, Oral-B opened businesses in Egypt, Indochina and North Africa, bringing to 35 the number of new markets entered in the past six years. In Vietnam, where Oral-B started selling imported toothbrushes in 1994, a new joint venture manufacturing plant is under construction, with production scheduled to begin in 1996. In late 1995, Oral-B acquired the Pro oral care line, which is distributed primarily in Latin America and will complement Oral-B's existing business in that region.

   Innovative new products resulting from a high level of research and development spending, together with geographic expansion and selective acquisitions, should sustain Oral-B's bright prospects around the world.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                            MANAGEMENT'S DISCUSSION


RESULTS OF OPERATIONS

In 1995, the Company achieved record levels of net sales, profit from operations, net income and net income per common share.

SALES

Net sales in 1995 climbed 12% to $6.79 billion, compared with $6.07 billion in 1994. The growth was due to an 8% increase from volume and new products and a 4% gain from the combined effect of selling prices and exchange rates. In 1994, these factors affected sales by an 11% increase and a 1% gain, respectively. Without Parker Pen, 1994 sales increased 9%.

   Sales in the United States advanced 6% in 1995, after an 11% gain in 1994. Foreign sales rose 15% in 1995, following a 13% gain in 1994. Sales of operations outside the United States accounted for 70% of sales in 1995 and 68% in 1994.

    An analysis of sales by business segment follows.

                                    (Millions of dollars)               % Increase
                               --------------------------------      ----------------
                                   95           94           93      95/94      94/93
=====================================================================================
Blades & Razors.............   $2,635       $2,351       $2,118         12         11
Toiletries &
  Cosmetics.................    1,236        1,162        1,047          6         11
Stationery Products.........      862          807          633          7         27
Braun Products..............    1,621        1,348        1,249         20          8
Oral-B Products.............      440          402          363          9         11
Other.......................        1           --            1         --         --
                               --------------------------------         -------------
                               $6,795       $6,070       $5,411         12         12
                               ================================         =============

Further information by business segment is set forth on pages 6 through 15.

   Sales of the Company's blade and razor products were significantly higher than those of the prior year. This increase was attributable to geographic expansion, the continued growth of the Gillette Sensor, SensorExcel and Sensor for Women shaving systems, the CustomPlus disposable razor and the improving European currencies and economic conditions. In 1994, the Gillette Sensor franchise was the primary contributor to sales growth.

   Toiletries and cosmetics sales were above those of the year before. The increase was due to the continuing international rollout of the Gillette Series male grooming line, the strong growth of clear gel deodorant/antiperspirant products in the United States and the favorable acceptance of Satin Care for Women shaving gel. Sales in 1995 were unfavorably impacted by the adverse economic conditions in Mexico affecting Jafra. In 1994, sales were appreciably higher, due to the strength of the Gillette Series line and other deodorant/antiperspirant brands, reflecting the favorable response to clear gel technology.

   Sales of stationery products surpassed those of the prior year, paced by gains in the United States, Europe and Asia-Pacific. Sales increased substantially in 1994, due primarily to the full-year inclusion of Parker Pen.

    In 1995, sales of Braun products increased substantially over those of 1994, particularly in the major markets of Europe and Japan. The success of new products, including the Flex Integral shaver, and the continuing growth of the Braun Oral-B plaque remover and the Supervolume hair dryer contributed to this sales increase. Sales in 1994 were well above those of the prior year, due to increases in the United States and Japan.

   Oral-B sales increased appreciably over those of the previous year, as the success of new products contributed to significant gains in international markets. In 1994, sales advanced in all major geographic regions, aided by new products.


GROSS PROFIT

Gross profit increased $406 million in 1995 and $482 million in 1994. As a percent of sales, gross profit was 62.6% in 1995, as compared with 63.4% and 62.2% in 1994 and 1993, respectively. The decrease in 1995 was attributable to higher costs in Brazil, caused by the lower devaluation of its currency. However, this was offset by lower exchange losses in nonoperating charges.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to 42.4% of sales, compared with 43.2% in 1994 and 42.1% in 1993. In absolute terms, these expenses increased 10% in 1995, 15% in 1994 and 5% in 1993.

   These increases reflected the higher level of marketing support given to major brands, particularly the Gillette Sensor franchise, the Gillette Series line and new Braun products. In 1995, $614 million was spent on advertising, including sampling, and $597 million on sales promotion, for a total of $1,211 million, an increase of 12% over 1994. This compares with 1994 amounts of $545 million, $533 million and $1,078 million, respectively. In 1993, these were $428 million, $450 million and $878 million, respectively. The spending in 1995 and 1994 represented 17.8% of sales, compared with

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                            MANAGEMENT'S DISCUSSION



16.2% in 1993. Spending for research and development grew 12% in 1995, compared with 3% and 8% in 1994 and 1993, respectively. Other marketing and administrative expenses rose 8% in 1995, 11% in 1994 and 6% in 1993.


PROFIT FROM OPERATIONS

Profit from operations was $1,371 million, compared with $1,227 million in 1994 and $825 million in 1993, after a realignment provision of $263 million.

   Compared with 1994, profit from operations in 1995 increased 12%, representing 20.2% of sales, compared with 20.2% in 1994 and 20.1% in 1993, before realignment expense.

   Within the United States, profit from operations rose 3%, compared with 16% in 1994 and 10% in 1993. In 1995, profit growth in the United States was limited by higher marketing expenses in support of new product introductions and by expenses to implement cost reduction programs. Outside the United States, it increased 16%, compared with gains of 12% in 1994 and 13% in 1993.

   An analysis of profit from operations by business segment follows.

                                                                           % Increase/
                                      (Millions of dollars)                (Decrease)
                             -------------------------------------      ----------------
                                95         94     (a)93      (b)93      95/94      94/93(b)
========================================================================================
Blades & Razors...........  $  960      $ 878      $692      $ 797          9         10
Toiletries &
  Cosmetics...............      75         79        (6)        58         (6)        36
Stationery
  Products................     109         95        27         64         15         47
Braun Products............     255        200       146        167         27         20
Oral-B Products...........      33         25        17         45         31        (45)
                            --------------------------------------         -------------
                             1,432      1,277       876      1,131         12         13
                            --------------------------------------         =============
Corporate.................     (61)       (50)      (51)       (44)
                            --------------------------------------
                            $1,371     $1,227      $825     $1,087
                            ======================================

(a) after charges for realignment (b) before charges for realignment

See Notes to Consolidated Financial Statements for geographic area and segment data.

   Profits for the blade and razor segment were considerably higher in 1995 and 1994, due to sales growth and improved product mix. In 1995, gains were led by strong growth in most international markets.

   In 1995, the toiletries and cosmetics segment reported lower profits, as substantial gains in most markets did not offset the unfavorable impact of the adverse economic conditions on Jafra Mexico. In 1994, the strong gain in profits was due to domestic sales growth, which offset costs associated with new products.

   Profits for the stationery segment were sharply higher in 1995, due to sales growth and lower product costs. In 1994, profits were substantially higher, reflecting the full-year inclusion of Parker Pen.

  In 1995 and 1994, profits for the Braun segment were substantially higher, due to increased sales of products with higher profit margins.

   Oral-B profits rose strongly in 1995, primarily in the United States. Profits in 1994 declined, due to higher costs associated with new products.


NONOPERATING CHARGES/INCOME

Net interest expense (interest expense less interest income) amounted to $49 million in 1995, $42 million in 1994 and $33 million in 1993. The increase in 1995 was due to lower interest income. Interest expense was slightly lower than in 1994, as lower average borrowing offset higher average interest rates.

   Net exchange losses of $17 million, compared with the 1994 and 1993 totals of $77 million and $105 million, respectively, were attributable primarily to subsidiaries in highly inflationary countries. The decrease in 1995 and 1994 reflected the continued favorable impact of the economic recovery plan implemented in Brazil in mid-1994. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 32. In 1995, the negative adjustment was $100 million, due principally to the weakening of the Mexican peso against the U.S. dollar, compared with a favorable adjustment of $38 million in 1994 and a negative adjustment of $150 million in 1993.


TAXES AND NET INC0ME

In 1995, the effective tax rate on income was 36.5%, compared with rates of 36.8% and 37.5% in 1994 and 1993, respectively.

   Net income for 1995 was $824 million, compared with $698 million in 1994 and $288 million in 1993. Net income per common share in 1995 was $1.85, compared with $1.57 and $.64 in 1994 and 1993, respectively. In 1993, net income and net income per common share were reduced by $139 million and $.32,

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                             MANAGEMENT'S DISCUSSION


respectively, for the cumulative one-time effect of adopting mandated accounting changes for income taxes, postretirement benefits other than pensions and postemployment benefits.

   Compared with 1993, before the charges for realignment and the cumulative effect of adopting accounting changes, both 1994 net income and net income per common share increased 18%.

FINANCIAL CONDITION

The Company's financial condition continued to be strong in 1995. While net debt increased $236 million, this reflected spending for the acquisition of businesses in the Company's core business categories.

   Net debt (total debt, net of associated swaps, less cash and short-term investments) at December 31, 1995, amounted to $1.28 billion, compared with $1.04 billion in 1994 and $1.26 billion in 1993.

   The market value of Gillette equity was over $23 billion at the end of 1995. The Company's book equity position amounted to $2.51 billion at the end of 1995, compared with $2.02 billion at the end of 1994 and $1.48 billion at the end of 1993.

   Net cash provided by operating activities in 1995 was $821 million, compared with $806 million in 1994 and $732 million in 1993. Requirements for net working capital increased in all three years, reflecting the growth of the business. The Company's current ratio for 1995 was 1.46, compared with ratios of 1.56 and 1.44 for 1994 and 1993, respectively.

   Capital spending in 1995 amounted to $471 million, compared with $400 million and $352 million in 1994 and 1993, respectively. Spending in all three years was principally for the Sensor system franchise, other twin blade shaving products and Braun products.

   At year-end 1995, there was $373 million outstanding under the U.S. commercial paper program and no borrowings under the Company's $400 million revolving credit agreements. At year-end 1994 and 1993, there was $292 million and $154 million, respectively, in debt outstanding under the commercial paper program. At year-end 1994 and 1993, there was no debt outstanding under the revolving credit agreements.

   During 1995, the Company replaced its $500 million revolving credit agreements with new revolving facilities provided by a syndicate of 14 banks for $100 million, expiring June 20, 1996, and $300 million, expiring June 20, 2000. The Company generally borrows through the commercial paper market, and these facilities primarily provide back-up to that program.

   Both Moody's and Standard & Poor's maintained the Company's long-term credit ratings in 1995. Moody's rates the Company's long-term debt Aa3, while the Standard & Poor's rating is AA-. The commercial paper rating is AI+ by Standard & Poor's and P1 by Moody's.

   In 1995, the Company spent $278 million for acquisitions in its core businesses, compared with $26 million in 1994. In 1993, the Company spent $481 million for acquisitions, primarily for Parker Pen.

   In 1995 and 1994, no long-term debt was issued. In 1993, the Company issued $500 million in 1ong-term notes. This indebtedness was primarily used to repay short-term debt used for the Parker Pen acquisition and maturing long-term debt.

   Gillette continues to have access to substantial sources of capital in world financial markets. The Company's ability to generate funds internally, its substantial unused lines of credit and its access to worldwide credit markets are ample to cover all anticipated needs.


FORWARD-LOOKING INFORMATION

Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or liquidity.

   However, investors should also be aware of factors which could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                     RESPONSIBILITY FOR FINANCIAL STATEMENTS


The Company is responsible for the objectivity and integrity of the accompanying consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The financial statements of necessity include the Company's estimates and judgments relating to matters not con-cluded by year-end. Financial information contained elsewhere in the Annual Report is consistent with that included in the financial statements.

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

   KPMG Peat Marwick LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial state-ments of the Company's financial condition and operating results. Their report appears below. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit proce-dures required to support their opinion.

   The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, with the internal auditors and with the financial officers of the Company to review matters relating to the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews com- pliance with the Company's statement of policy as to the conduct of its business, including proper accounting and dealing with auditors. In addition, it is responsible for recommending the appointment of the Company's independent auditors, subject to stockholder approval.

===============================================================================

                          INDEPENDENT AUDITORS' REPORT

[KPMG Peat Marwick LLP Logo]

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE GILLETTE COMPANY

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1995 and 1994, and the related consolidated statements of income and earnings reinvested in the business and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An auditing the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

   In 1993, the Company changed its methods of accounting for income taxes, postretirement medical benefits and postemployment benefits.


/s/KPMG Peat Marwick LLP

Boston, Massachusetts
January 23, 1996

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                      CONSOLIDATED STATEMENT OF INCOME AND
                       EARNINGS REINVESTED IN THE BUSINESS

(Millions of dollars, except per share amounts)
Years Ended December 31, 1995, 1994 and 1993                                  1995           1994           1993
------------------------------------------------------------------------------------------------------------------
NET SALES ..........................................................        $6,794.7       $6,070.2       $5,410.8
Cost of Sales ......................................................         2,540.2        2,221.9        2,044.3
                                                                            --------------------------------------
GROSS PROFIT .......................................................         4,254.5        3,848.3        3,366.5

Selling, General and Administrative Expenses .......................         2,883.2        2,621.6        2,279.2
Realignment Expense ................................................           --             --             262.6
                                                                            --------------------------------------

PROFIT FROM OPERATIONS .............................................         1,371.3        1,226.7          824.7

Nonoperating Charges (Income)
  Interest income ..................................................            (9.9)         (19.0)         (27.3)
  Interest expense .................................................            59.0           61.1           59.8
  Other charges - net ..............................................            25.3           80.5          109.5
                                                                            --------------------------------------
                                                                                74.4          122.6          142.0
                                                                            --------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES .....................................         1,296.9        1,104.1          682.7
Income Taxes .......................................................           473.4          405.8          255.8
                                                                            --------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES ...............................................           823.5          698.3          426.9
Cumulative Effect of Accounting Changes ............................            --             --           (138.6)
                                                                            --------------------------------------
NET INCOME .........................................................           823.5          698.3          288.3
Preferred Stock dividends, net of tax benefit ......................             4.7            4.7            4.7
                                                                            --------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS ........................           818.8          693.6          283.6
Earnings Reinvested in the Business at beginning of year ...........         2,830.2        2,357.9        2,259.6
                                                                            --------------------------------------
                                                                             3,649.0        3,051.5        2,543.2
Common Stock dividends declared ....................................           266.3          221.3          185.3
                                                                            --------------------------------------
Earnings Reinvested in the Business at end of year .................        $3,382.7       $2,830.2       $2,357.9
                                                                            ======================================
INCOME PER COMMON SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES .....................................        $    1.85      $    1.57      $     .96
  Cumulative Effect of Accounting Changes ..........................            --             --              (.32)
                                                                            --------------------------------------
 NET INCOME PER COMMON SHARE .......................................        $    1.85      $    1.57      $     .64
                                                                            ======================================

 Dividends declared per common share ...............................        $    .60       $    .50       $    .42
 Weighted average number of common shares outstanding (millions)  ..           443.5          442.3          440.9

------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEET

(Millions of dollars)
December 31, 1995 and 1994                                                             1995           1994
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ................................................        $    47.9       $    43.8
  Short-term investments, at cost, which approximates market value .........              1.6             2.3
  Receivables, less allowances: 1995 - $59.2; 1994 - $52.1 .................          1,659.5         1,379.5
  Inventories ..............................................................          1,035.1           941.2
  Deferred income taxes ....................................................            220.2           220.6
  Prepaid expenses .........................................................            140.2           113.0
                                                                                    -------------------------
     TOTAL CURRENT ASSETS ..................................................          3,104.5         2,700.4
                                                                                    -------------------------
PROPERTY, PLANT AND EQUIPMENT, at cost less accumulated depreciation .......          1,636.9         1,411.0
INTANGIBLE ASSETS, less accumulated amortization ...........................          1,221.4           887.4
OTHER ASSETS ...............................................................            377.5           314.6
                                                                                    -------------------------
                                                                                    $ 6,340.3       $ 5,313.4
                                                                                    =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Loans payable ............................................................        $   576.2       $   344.4
  Current portion of long-term debt ........................................             26.5            28.1
  Accounts payable and accrued liabilities .................................          1,273.3         1,178.2
  Income taxes .............................................................            248.0           185.5
                                                                                    -------------------------
     TOTAL CURRENT LIABILITIES .............................................          2,124.0         1,736.2
                                                                                    -------------------------
LONG-TERM DEBT .............................................................            691.1           715.1
DEFERRED INCOME TAXES ......................................................             72.7            53.1
OTHER LONG-TERM LIABILITIES ................................................            919.2           774.3
MINORITY INTEREST ..........................................................             20.0            17.4

STOCKHOLDERS' EQUITY
  8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
    Issued: 1995 - 160,701 shares; 1994 - 162,928 shares ...................             96.9            98.2
  Unearned ESOP compensation ...............................................            (34.3)          (44.2)
  Common stock, par value $1 per share
    Authorized 1,160,000,000 shares
    Issued: 1995 - 559,718,438 shares; 1994 - 558,242,410 shares ...........            559.7           558.2
  Additional paid-in capital ...............................................             31.1            (1.4)
  Earnings reinvested in the business ......................................          3,382.7         2,830.2
  Cumulative foreign currency translation adjustments ......................           (477.0)         (377.1)
  Treasury stock, at cost:
    1995 - 115,254,353 shares; 1994 - 115,343,404 shares ...................         (1,045.8)       (1,046.6)
                                                                                    -------------------------
    TOTAL STOCKHOLDERS' EQUITY .............................................          2,513.3         2,017.3
                                                                                    -------------------------
                                                                                    $ 6,340.3       $ 5,313.4
                                                                                    =========================

-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of dollars)
Years Ended December 31, 1995, 1994 and 1993                        1995     1994    1993
-------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income ..................................................   $ 823.5  $ 698.3  $ 288.3
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Cumulative effect of accounting changes ...................      --       --      138.6
    Provision for realignment expense .........................      --       --      164.1
    Depreciation and amortization .............................     248.4    215.4    218.5
    Other .....................................................      (3.1)    15.1     51.8
    Changes in assets and liabilities, net of effects
      from acquisition of businesses:
      Accounts receivable .....................................    (286.1)  (147.4)  (101.8)
      Inventories .............................................     (94.1)   (66.7)   (56.0)
      Accounts payable and accrued liabilities ................      67.0     93.7     10.8
      Other working capital items .............................      60.7     37.4    (30.7)
      Other noncurrent assets and liabilities .................       4.2    (40.3)    48.1
                                                                  -------------------------
          Net cash provided by operating activities ...........     820.5    805.5    731.7
                                                                  -------------------------

INVESTING ACTIVITIES
  Additions to property, plant and equipment ..................    (471.1)  (399.8)   352.0)
  Disposals of property, plant and equipment ..................      30.0     24.9     10.2
  Acquisition of businesses, less cash acquired ...............    (276.7)   (25.6)   452.9)
  Other .......................................................      12.1     16.9    (35.6)
                                                                  -------------------------
          Net cash used in investing activities ...............    (705.7)  (383.6)   830.3)
                                                                  -------------------------

FINANCING ACTIVITIES
  Proceeds from exercise of stock option and
    purchase plans ............................................      31.6     18.4     24.5
  Proceeds from long-term debt ................................      --       --      500.0
  Reduction of long-term debt .................................     (19.6)  (200.7)  (414.8)
  Increase (decrease) in loans payable ........................     133.6    (12.9)   177.5
  Dividends paid ..............................................    (259.7)  (217.1)  (183.3)
                                                                  -------------------------
          Net cash provided by (used in) financing activities..    (114.1)  (412.3)   103.9
                                                                  -------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH .......................       3.4     (2.9)    (3.5)
                                                                  -------------------------
INCREASE IN CASH AND CASH EQUIVALENTS .........................       4.1      6.7      1.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ................      43.8     37.1     35.3
                                                                  -------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ......................   $  47.9  $  43.8  $  37.1
                                                                  =========================

   Supplemental disclosure of cash paid for:
     Interest .................................................   $  62.4  $  61.6  $  72.5
     Income taxes .............................................   $ 289.1  $ 240.6  $ 180.9
   Noncash investing and financing activities:
     Acquisition of businesses
        Fair value of assets acquired .........................   $ 394.9  $  19.0  $ 705.8
        Cash paid .............................................     278.3     25.6    481.1
                                                                  -------------------------
        Liabilities assumed ...................................   $ 116.6  $  (6.6) $ 224.7
                                                                  =========================

-------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm with manufacturing operations conducted at 50 facilities in 24 countries and products distributed through wholesalers, retailers and agents in over 200 countries and territories. The Company is the world leader in male grooming products, a category that includes blades and razors, shaving preparations and electric shavers, and also in selected female grooming products, such as wet shaving products and hair epilation appliances. The Company is the world's top seller of writing instruments and correction products and is the world leader in toothbrushes and oral care appliances.


BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

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


ADVERTISING

Advertising costs are expensed in the year incurred.


INTANGIBLE ASSETS

Intangible assets principally consist of goodwill, which is amortized on the straight-line method, generally over a period of 40 years. Other intangible assets are amortized on the straight-line method over a period of from 13 to 40 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the applicable related business indicates that the carrying amount of the assets may not be recoverable.


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


INCOME TAXES

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $2.43 billion at December 31, 1995.

   Beginning in 1993, deferred taxes are provided for using the asset and liability method for temporary differences between financial and tax reporting.


RECLASSIFICATION OF PRIOR YEARS

Prior year financial statements have been reclassified to conform to 1995 presentations.


ACQUISITIONS AND DIVESTITURES

In 1995, the Company acquired businesses in the blade and razor, Braun and Oral-B segments and completed payments on a prior acquisition for an aggregate amount of $278 million. These acquisitions have been accounted for by the purchase method of accounting. Their results of operations, which have been included in the Company's consolidated financial statements, have not materially affected the consolidated financial position or results of operations.

   In 1994, the Company increased its interest in several businesses at a total cost of $26 million.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

   An analysis of this account follows.

(Millions of dollars)                       1995           1994           1993
-------------------------------------------------------------------------------
Balance at beginning of year ......       $(377.1)       $(415.0)       $(265.2)
Translation adjustments, including
  the effect of hedging ...........       (120.4)          43.0         (154.2)
Related income tax effect .........         20.5           (5.1)           4.4
                                          -------------------------------------
Balance at end of year ............       $(477.0)       $(377.1)       $(415.0)
                                          =====================================

   Included in Other charges are net exchange losses of $17.0 million, $77.4 million and $105.4 million for 1995, 1994 and 1993, respectively, primarily relating to subsidiaries in highly inflationary countries, principally Brazil.


INVENTORIES

                                                   December 31,     December 31,
(Millions of dollars)                                      1995             1994
--------------------------------------------------------------------------------
Raw materials and supplies .............               $  231.8           $207.3
Work in process ........................                  127.3             95.0
Finished goods .........................                  676.0            638.9
                                                       -------------------------
                                                       $1,035.1           $941.2
                                                       =========================


PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------------------------
Land .........................................         $   37.4         $   36.9
Buildings ....................................            509.9            465.8
Machinery and equipment ......................          2,714.2          2,399.5
                                                       --------         --------
                                                        3,261.5          2,902.2
Less accumulated depreciation ................          1,624.6          1,491.2
                                                       --------         --------
                                                       $1,636.9         $1,411.0
                                                       ========         ========

INTANGIBLE ASSETS
--------------------------------------------------------------------------------
Goodwill ($43.8 million not
  subject to amortization) .............            $1,229.4            $  905.0
Other intangible assets ................               187.4               148.1
                                                    ----------------------------
                                                     1,416.8             1,053.1
Less accumulated amortization ..........               195.4               165.7
                                                    ----------------------------
                                                    $1,221.4            $  887.4
                                                    ============================


ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                December 31,        December 31,
{Millions of dollars)                                   1995                1994
--------------------------------------------------------------------------------
Accounts payable .......................            $  400.3            $  334.6
Advertising and sales
  promotion ............................               227.5               218.0
Payroll and payroll taxes ..............               221.3               197.8
Other taxes ............................                71.1                45.5
Interest payable .......................                 8.8                12.2
Dividends payable on
  common stock .........................                66.7                55.4
Realignment expense ....................                30.2               107.3
Miscellaneous ..........................               247.4               207.4
                                                    ----------------------------
                                                    $1,273.3            $1,178.2
                                                    ============================

OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------
Pensions ..........................................        $449.6         $368.4
Postretirement medical ............................         209.1          193.1
Incentive plans ...................................         131.6          116.6
Realignment expense ...............................         (11.0)          15.0
Miscellaneous .....................................         139.9           81.2
                                                           ---------------------
                                                           $919.2         $774.3
                                                           =====================


DEBT

Loans payable at December 31, 1995 and 1994, included $223 million and $142 million, respectively, of commercial paper. The Company's commercial paper program is supported by its revolving credit facilities. Long-term debt is summarized as follows.

                                                  December 31,    December 31,
(Millions of dollars)                                     1995            1994
--------------------------------------------------------------------------------
Commercial paper .............................         $15O.O          $150.0
5.75% Notes due 2005 .........................          200.0           200.0
6.25% Notes due 2003 .........................          150.0           150.0
4.75% Notes due 1996 .........................          150.0           150.0
8.03 % Guaranteed ESOP
  notes due through 2000 .....................           41.2            51.5
Other, primarily foreign
  currency borrowings ........................           26.4            41.7
                                                       ----------------------
Total long-term debt .........................          717.6           743.2
Less current portion .........................           26.5            28.1
                                                       ----------------------
Long-term portion ............................         $691.1          $715.1
                                                       ======================

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   At December 31, 1995 and 1994, the Company had swap agreements that converted $500 million in U.S. dollar-denominated long-term fixed rate debt securities into multi-currency principal and floating interest rate obligations over the term of the respective issues. As of December 31, 1995, the $150 million notes due 1996 were swapped into floating interest rate U.S. dollar obligations, the $150 million notes due 2003 and the $200 million notes due 2005 were swapped to Deutschmark principal and floating interest rate obligations, resulting in an aggregate principal amount of $533 million at a weighted average interest rate of4.7%.At December31, 1994, the aggregate principal amounted to $500 million, with a weighted average interest rate of 5.6%.

   In addition, at December 31, 1995, the Company had a forward exchange contract, maturing in 1996, that established a $42 million Yen principal, .5% interest obligation with respect to $43 million of U.S. dollar commercial paper debt included in Long-Term Debt. At December 31, 1994, the Company had forward exchange contracts that established Deutschmark and Yen principal and interest obligations with respect to $119 million of U.S. dollar commercial paper debt included in Long-Term Debt, with a weighted average interest rate of 3.7%.

   Exchange rate movements give rise to changes in the values of these agreements that offset changes in the values of the underlying exposure. Amounts associated with these agreements were liabilities of $32.6 million at December 31, 1995, and were nil at December 31, 1994.

   The weighted average interest rate on Loans payable was 5.8% at December 31, 1995, and 6.5% at December 31, 1994. The weighted average interest rate on total long-term debt, including associated swaps and excluding the guaranteed ESOP notes, was 4.7% at December 31, 1995, compared with 5.3% at December 31, 1994.

   The Company has a $100 million revolving bank credit agreement that expires in June 1996 and a $300 million revolving bank credit agreement expiring in June 2000, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a weighted average facility fee of .065% per annum. At year-end 1995 and 1994, there were no borrowings under these agreements.

   Based on the Company's intention and ability to maintain its $300 million revolving credit agreement beyond 1996, $150 million of commercial paper borrowings and the $150 million notes due 1996 were classified as long-term debt at December 31, 1995. As of December 31, 1994, $150 million of commercial paper borrowings was so classified.

   Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1995, are $176.5 million, $15.1 million, $10.7 million, $8.8 million and $5.1 million, respectively.

   Unused lines of credit, including the revolving credit facilities, amounted to $1.02 billion at December 31, 1995.


FINANCIAL INSTRUMENTS

The Company uses financial instruments, principally swaps, forward contracts and options, to manage foreign currency and interest rate exposures and to hedge certain employee benefit costs. These contracts hedge transactions and balances for periods consistent with its committed exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes, nor is it a party to any leveraged contracts.

   Realized and unrealized foreign exchange gains and losses on financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures. The interest differential paid or received on swap and forward agreements is recognized as an adjustment to interest expense.

   In December 1995, the Company purchased an out-of-the-money, foreign currency weighted-average basket put option that partially protects 1996 U.S. dollar results of foreign operations in selected currencies. The strike price is $847 million, with a cost of $4.7 million. The option, which matures in 1996, is marked to market and included within profit from operations. At December 31, 1994, similar contracts, which expired unexercised in 1995, had a strike price of $520 million and a cost of $5.7 million.

   The Company has also hedged certain employee benefit expenses linked to its stock price by entering into equity swap and option contracts that mature in 1998 and 2002, respectively. At December 31, 1995, the notional principal amount of such contracts was $33 million, with a cost of $2.8 million. The cost is amortized over the duration of the contracts, and gains or losses are recognized as adjustments to the carrying amount of the underlying liabilities.

   The above amounts exclude the swap and forward agreements described in the Debt note.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Several major international financial institutions are counterparties to the Company's financial instruments. It is Company practice to monitor the financial standing of the counterparties and to limit the amount of exposure with any one institution. The Company may be exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

   With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Company operations. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.

   The estimated fair values of the Company's financial instruments are summarized as follows.

                                                     Carrying        Estimated
(Millions of dollars)                                 Amount         Fair Value
--------------------------------------------------------------------------------
DECEMBER 31, 1995
Long-term investments ....................           $  86.7            $  89.3
Total long-term debt .....................            (717.6)            (722.2)
Foreign currency and interest
  rate contracts .........................             (19.6)             (25.9)
Equity contracts .........................               3.2                3.3

DECEMBER 31, 1994
Long-term investments ....................           $  63.8            $  63.8
Total long-term debt .....................            (743.2)            (685.3)
Foreign currency and interest
  rate contracts .........................              10.3              (53.6)

   The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities. The fair values of foreign currency, interest rate and equity contracts are estimated based on dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties.


REALIGNMENT PLAN

In the fourth quarter of 1993, the Company established a reserve for a realignment plan resulting in a 1993 fourth quarter charge to profit from operations of $262.6 million ($164.1 million after taxes, or $.37 per share).

   The realignment reserve included costs that are classified into two major categories as follows:

1. Costs associated with the closure and disposal of major manufacturing facilities in all business segments, due principally to excess manufacturing capacity caused by falling global trade barriers. Through December 31, 1995, $68.1 million has been charged against the original reserve of $72.0 million.

2. Costs associated with organizational realignment and related work force reductions to improve the Company's competitive positioning of its business and adaptation to the continuing trend of more open world trade. As of December 31, 1995, $175.3 million was charged against the original reserve of $190.6 million.

   Through December 31, 1995, cash expenditures, after income tax effects, amounted to $43.3 million, noncash costs amounted to $108.8 million and 2,208 positions were eliminated. All realignment projects have been implemented, and activities are ongoing in 1996.


LEASE COMMITMENTS

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $43.3 million in 1996, $34.8 million in 1997, $27.2 million in 1998, $21.3 million in 1999, $16.3 million in 2000 and $12.6 million for years thereafter. Rental expense amounted to $68.2 million in 1995, $63.2 million in 1994 and $60.5 million in 1993.


RESEARCH AND DEVELOPMENT

Research and development costs, included in selling, general and administrative expenses, amounted to $153.0 million in 1995, $136.9 million in 1994 and $133.1 million in 1993.

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

   Income before income taxes and income tax expense are summarized below.

(Millions of dollars)                     1995          1994          1993
--------------------------------------------------------------------------------
Income before income taxes
  United States ................        $  452.4       $  426.6      $271.7
  Foreign ......................           844.5          677.5       411.0
                                        -----------------------------------
Total income before
  income taxes .................        $1,296.9       $1,104.1      $682.7
                                        ===================================
Current tax expense
  Federal ......................        $  193.5       $   81.6      $ 88.7
  Foreign ......................           218.9          208.2       222.7
  State ........................            41.0           27.4        37.1
Deferred tax expense
  Federal ......................           (16.1)          42.4       (15.8)
  Foreign ......................            42.2           39.2       (73.9)
  State ........................            (6.1)           7.0        (3.0)
                                        -----------------------------------
Total income tax expense .......        $  473.4       $  405.8      $255.8
                                        ===================================

   An analysis of deferred tax expense/(benefit) follows.

(Millions of dollars)                     1995            1994           1993
--------------------------------------------------------------------------------
Depreciation .................           $ 26.4          $ 6.2         $  2.6
Benefit plans ................            (30.2)          16.4           (5.6)
Realignment program ..........             38.7           52.6          (98.5)
Other ........................            (14.9)          13.4            8.8
                                         ------------------------------------
Total deferred tax
  expense (benefit) ..........           $ 20.0          $88.6         $(92.7)
                                         ====================================

   A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.

(Percent)                                1995            1994            1993
--------------------------------------------------------------------------------
Statutory Federal tax rate .....          35.0%           35.0%           35.0%
Rate differential on
  foreign income .................        (1.8)            1.0            (3.4)
Effect of foreign currency
  translation ....................          .5             (.1)            4.1
State taxes (net of
  Federal tax benefits) ..........         1.8             2.0             3.2
Other differences ..............           1.0            (1.1)           (1.4)
                                          ------------------------------------
Effective tax rate .............          36.5%           36.8%           37.5%
                                          ====================================

   The components of deferred tax assets and deferred tax liabilities are shown below.

                                              1995                        1994
                                       ---------------------     ---------------------
                                       Deferred     Deferred     Deferred     Deferred
                                            Tax          Tax          Tax          Tax
(Millions of dollars)                    Assets  Liabilities       Assets  Liabilities
--------------------------------------------------------------------------------------
CURRENT
  Realignment
    program ........................     $  7.2         $ --       $ 40.3        $  --
  Benefit plans ....................       49.7           --         38.6           --
  Advertising and
    sales promotion ................       11.4           --         15.4           --
  Inventory reserves ...............       12.1           --         17.6           --
    Misc. reserves &
      accruals .....................       24.6           --         13.4           --
  All other ........................      115.2           --         95.3           --
                                         ---------------------     ---------------------
    Total Current ..................      220.2           --        220.6           --
                                         ---------------------     ---------------------
Noncurrent
  Benefit plans ....................       80.3           --         61.2           --
  Property, plant
    and equipment ..................       --            137.6       --            111.2
  Realignment
    program ........................                      --          5.6           --
  All other ........................       --             15.4       --              8.7
                                         ---------------------     ---------------------
    Total Noncurrent ...............       80.3          153.0       66.8          119.9
                                         ---------------------     ---------------------

Net Noncurrent .....................                    $ 72.7                    $ 53.1
                                                        ======                    ======
Net Deferred Tax
  Assets ...........................     $147.5                    $167.5
                                         ======                    ======


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

   Total pension expense for 1995 was $86.0 million, compared with $69.6 million and $57.0 million in 1994 and 1993, respectively. The components of net pension expense follow.

                                                           1995                1994               1993
                                                    ------------------  -----------------   -----------------
(Millions of dollars)                               Domestic   Foreign  Domestic  Foreign   Domestic  Foreign
-----------------------------------------------------------------------------------------------------------
Defined Benefit Plans
  Service cost--benefits earned ..................   $ 15.2    $ 27.5    $ 15.0    $ 25.2    $ 12.3    $ 20.1
  Interest cost on projected benefit obligation ..     50.4      47.0      42.0      40.1      38.1      35.5
  Actual (return) loss on plan assets ............   (149.3)    (57.1)      1.7     (28.3)    (46.3)    (64.5)
  Net amortization and deferral ..................    113.6      28.9     (37.8)      3.2       9.9      46.0
                                                     ----------------    ----------------    ----------------
                                                       29.9      46.3      20.9      40.2      14.0      37.1
Other Pension Costs
  Defined contribution plans .....................     --         3.6      --         3.0      --         1.7
  Foreign plans not on SFAS 87 ...................     --         6.2      --         5.5      --         4.2
                                                     ----------------    ----------------    ----------------
Total Pension Expense ............................   $ 29.9    $ 56.1    $ 20.9    $ 48.7    $ 14.0    $ 43.0
                                                     ================    ================    ================

   The funded status of the Company's principal defined benefit plans and the amounts recognized in the balance sheet at December 31 follow.

(Millions of dollars)
----------------------------------------------------------------------------------------------------------------
Vested benefit ......................................   $554.9    $569.2    $428.5    $480.7    $431.1    $438.8
Nonvested benefit ...................................     82.5      30.1      78.9      25.1      70.4      22.0
                                                        ----------------    ----------------    ----------------
Accumulated benefit obligation ......................    637.4     599.3     507.4     505.8     501.5     460.8
Benefit obligation related to future
  compensation levels ...............................    147.8      81.4      99.6      78.7     108.8      66.4
                                                        ----------------    ----------------    ----------------
Projected benefit obligation ........................    785.2     680.7     607.0     584.5     610.3     527.2
Fair value of plan assets, invested primarily
  in equities and debt securities ...................    641.3     324.5     491.5     291.9     489.4     268.1
                                                        ----------------    ----------------    ----------------
Plan assets less than projected benefit obligation ..   (143.9)   (356.2)   (115.5)   (292.6)   (120.9)   (259.1)
Unrecognized transition obligation (asset) ..........        3      12.1        .1      11.0      (2.3)     10.8
Unrecognized prior service cost .....................     21.0       9.9      24.6      11.3      27.4       9.5
Unrecognized net loss ...............................    158.0      43.5     124.5      37.6     117.1      44.3
Minimum liability adjustment ........................    (23.3)    (16.8)     (2.4)     (8.2)     (8.9)    (15.4)
                                                        ----------------    ----------------    ----------------
Net prepaid (accrued) pension cost included
  in consolidated balance sheet .....................   $ 12.1   $(307.5)   $ 31.3   $(240.9)   $ 12.4   $(209.9)
                                                        ================    ================    ================

   The primary assumptions used in determining related obligations of the plans are shown below.

(Percent)
--------------------------------------------------------------------------------------------------------
Discount rate ...............          6 3/4       6 - 9   8 1/2   5 - 9            7       5 - 9
Increase in compensation levels ...... 5       3 1/2 - 6   5       3 1/2 - 6 1/2    5       3 1/2 - 7 1/2
Long-term rate of return on assets ... 9      6 - 10 1/2   9       5 - 10           9       5 - 10

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



OTHER POST RETIREMENT BENEFITS

The Company and its subsidiaries also provide certain health care and life insurance benefits to eligible retired employees, principally in the United States. Substantially all of the Company's domestic employees and some employees in foreign countries become eligible for these benefits upon retirement. Domestic participants retiring after January 1, 1992, are required to pay some portion of such medical costs if hired before July 1, 1990, or all of such costs if hired after that date. The Company's employee stock ownership plan (ESOP) was established to assist in financing retiree medical costs.

   Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for U.S. operations and recognized immediately the aftertax transitional obligation of $109 million as a cumulative effect of an accounting change. For foreign operations, adoption was made in 1995, with immaterial effect to the financial position and results of operations. This standard requires that the cost of these benefits be recognized in the financial statements during employees' active working lives.

   The other postretirement benefit expense for 1995, 1994 and 1993 was $15.1 million, $12.1 million and $9.2 million, respectively. The components of the net expense follow.

(Millions of dollars)                                 1995      1994      1993
--------------------------------------------------------------------------------
Interest cost ....................................    $19.1     $15.7     $14.7
Service cost income ..............................     (2.9)     (4.4)     (5.2)
Actual return on assets ..........................     (3.4)     --         (.4)
Net amortization and expense .....................      2.3        .8        .1
                                                      -------------------------
Other postretirement benefit
  expense ...  ...................................    $15.1     $12.1     $ 9.2
                                                      =========================

   The status of the Company's principal plans and the amounts recognized in the balance sheet follow.

(Millions of dollars)                           1995         1994         1993
-------------------------------------------------------------------------------
Retirees ................................      $171.1       $146.8       $113.0
Fully eligible active employees .........        20.7         25.5         32.8
Other active employees ..................        26.5         45.7         65.4
                                               --------------------------------
Accumulated postretirement
  benefit obligation ....................       218.3        218.0        211.2
Fair value of plan assets ...............       (17.4)       (10.3)        (7.2)
Unrecognized net gain (loss) ............         8.2        (14.6)       (10.1)
                                               --------------------------------
Accrued postretirement liability ........      $209.1       $193.1       $193.9
                                               ================================

   The accumulated postretirement benefit obligation in the United States was determined using an assumed discount rate of 6.75%, 8.5% and 7% in 1995, 1994 and 1993, respectively. The assumed health care cost trend rate was 13% in 1993, 12% in 1994 and 11% in 1995, decreasing to 5% by the year 2001. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 14%, and interest and service cost by 11%, in 1995.

   Outside the United States, the assumptions used were consistent with, but not identical to, those used domestically.

   ESOP shares allocated to participants reduce Company obligations over the period of allocation. The account balance is assumed to have an annual yield of 12%. In addition, the Company established a retiree health benefits account within its domestic pension plan that will be used to partially fund health care benefits for future retirees.


EMPLOYEE STOCK OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.

   Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 40 common shares at $15.07188 per share. At December 31, 1995, 160,701 Series C shares were outstanding, of which 103,860 shares were allocated to employees and the remaining 56,841 shares were held in the ESOP trust for future allocations. The 160,701 Series C shares are equivalent to 6,428,054 shares of common stock, about 1.4% of the Company's outstanding voting stock.

   The Series C stock is redeemable upon the occurrence of certain changes in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends.

   The ESOP purchased the Series C shares with borrowed funds guaranteed by the Company. The ESOP loan principal and interest is being repaid on a semiannual basis over a 10-year period by Company contributions to the ESOP and by the dividends paid on the Series C shares.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   As the ESOP loan is repaid, a corresponding amount of Series C stock held in the trust is released to participant accounts. Allocations are made quarterly to the accounts of eligible employees, generally on the basis of an equal amount per participant. In general, regular U.S. employees participate in the ESOP after completing one year of service with the Company.

   The unpaid balance of this loan is reported as a liability of the Company. An unearned ESOP compensation amount is reported as an offset to the Series C share amount in the equity section.

   Plan costs and activity for this plan follow.

(Millions of dollars)                                1995       1994        1993
--------------------------------------------------------------------------------
Compensation expense ..........................      $ 6.0      $ 6.4      $ 8.5
Cash contributions and
  dividends paid ..............................       14.2       13.9       15.8
Principal payments ............................       10.3        9.2       10.3
Interest payments .............................        3.9        4.7        5.5


PREFERRED STOCK PURCHASE RIGHTS

At December 31, 1995, the Company had 56,361,517 preferred stock purchase rights outstanding as follows: one-eighth of a right for each outstanding share of common stock and a total of 803,507 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one two-hundredth of a share of junior participating preferred stock for $160. The rights only become exercisable, or separately transferable, 10 days after a person acquires 20% or more, or 10 business days after a tender offer commences that could result in ownership of more than 30%, of the Company's common stock.

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

   At December 31, 1995, there were authorized 5,000,000 shares of preferred stock without par value, of which 161,701 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

   Pursuant to action by the Board of Directors on December 14, 1995, effective with the expiration or earlier termination of the existing rights, one new right for each share of common stock outstanding and 40 new rights for each share of Series C preferred stock outstanding will be issued. Each new right will initially represent the right to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The new rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

   If any person acquires 15% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each new right not owned by that person or related parties will enable its holder to purchase, at the new right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

   The new rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

In April 1995, stockholders voted to increase the authorized $1 par value common stock from 580 million shares to 1.16 billion shares. Accordingly, as previously authorized by the Board of Directors, the 100% common stock dividend to stockholders of record June 1, 1995, having the effect of a two-for-one split, became effective. All share information has been adjusted for this stock split.

                                                             (Thousands of shares)                    (Millions of dollars)
                                                       ------------------------------------      ----------------------------------
                                                                  Common Stock                           Additional
                                                       ------------------------------------      Common     Paid-in        Treasury
                                                        Issued   In Treasury    Outstanding       Stock     Capital           Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992 ...................       555,748      (115,410)       440,338      $555.8      $(41.0)     $(1,047.2)
Conversion of Series C ESOP Preferred Stock ....          --              14             14        --            .1             .1
Stock option and purchase plans ................         1,427          --            1,427         1.4        21.7           --
                                                       ------------------------------------      ----------------------------------
Balance at December 31, 1993 ...................       557,175      (115,396)       441,779       557.2       (19.2)      (1,047.1)
Conversion of Series C ESOP Preferred Stock ....          --              53             53        --            .3             .5
Stock option and purchase plans ................         1,067          --            1,067         1.0        17.5           --
                                                       ------------------------------------      ----------------------------------
Balance at December 31, 1994 ...................       558,242      (115,343)       442,899       558.2        (1.4)      (1,046.6)
Conversion of Series C ESOP Preferred Stock ....          --              89             89        --            .5             .8
Stock option and purchase plans ................         1,476          --            1,476         1.5        32.0           --
                                                       ------------------------------------      ----------------------------------
Balance at December 31, 1995 ...................       559,718      (115,254)       444,464      $559.7      $ 31.1      $(1,045.8)
                                                       ====================================      ==================================

------------------------------------------------------------------------------------------------------------------------------------


STOCK OPTION AND STOCK EQUIVALENT UNIT PLANS

                                                1995                      1994                      1993
                                        -------------------       -------------------       -------------------
                                                    Average                   Average                   Average
                                                  Per Share                 Per Share                 Per Share
(Thousands of shares)                   Shares Option Price       Shares Option Price       Shares Option Price
---------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        11,190       $23.41        9,084       $18.59       8,694        $16.42
Granted .........................        3,964        41.86        3,294        34.00       1,964         24.20
Exercised .......................       (1,735)       19.39       (1,154)       15.44      (1,530)        13.46
Cancelled .......................          (62)       38.61          (34)       30.57         (44)        19.94
                                        ------                    ------                    -----
Outstanding at end of year ......       13,357        29.33       11,190        23.41       9,084         18.59
                                        ======                    =====                     =====
Shares reserved for future grants        8,963                    12,864                      124
                                        ======                    ======                    =====

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

   The Stock Purchase Plan provides for the sale at fair market value of the Company's common stock to selected key employees, excluding officers and directors. At December 31, 1995,232, 138 shares were reserved for issuance under the plan.

   The Stock Equivalent Unit Plan provides for awards of basic stock units to key employees, although awards have not been made to executive officers since 1990. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years and vesting commences in the third year. Plan expense amounted to $26.7 million in 1995, $19.1 million in 1994 and $14.5 million in 1993.

   In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the Notes to the Financial Statements. The Company will apply current accounting rules and will comply with the disclosure provision.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



FINANCIAL INFORMATION BY BUSINESS SEGMENT

(Millions of dollars)           Blades &  Toiletries &   Stationery         Braun        Oral-B
1995                              Razors     Cosmetics     Products      Products      Products      Other   Corporate      Total
=================================================================================================================================
Net sales ................      $2,634.7      $1,236.2     $  862.2      $1,621.1      $  440.0      $  .5    $   --     $6,794.7
Profit from operations ...         960.7          74.9        108.7         254.9          32.9        (.4)      (60.4)   1,371.3
Identifiable assets ......       2,123.0         695.3      1,171.2       1,483.1         523.6        3.3       340.8    6,340.3
Capital expenditures .....         219.5          54.4         43.5         110.5          39.6         .1         3.5      471.1
Depreciation .............          84.6          28.4         19.1          69.8          11.6         .4         3.6      217.5

1994
---------------------------------------------------------------------------------------------------------------------------------
Net sales ................      $2,350.7      $1,162.0     $  806.7      $1,348.2      $  401.9      $  .7    $   --     $6,070.2
Profit from operations ...         878.2          79.3         94.9         200.4          25.0        (.5)      (50.6)   1,226.7
Identifiable assets ......       1,833.6         615.2      1,103.4       1,089.9         347.5        3.0       320.8    5,313.4
Capital expenditures .....         181.1          33.0         30.4         110.0          38.2         .4         6.7      399.8
Depreciation .............          72.5          20.2         23.8          57.3           8.0         .4         1.9      184.1

1993
---------------------------------------------------------------------------------------------------------------------------------
Net sales ................      $2,117.6      $1,047.1     $  633.1      $1,248.8      $  363.1      $ 1.1    $   --     $5,410.8
Profit from operations* ..         692.2          (6.2)        27.0         146.4          16.9        (.6)      (51.0)     824.7
Identifiable assets ......       1,629.5         619.3      1,063.0         955.0         306.6        1.2       384.6    4,959.2
Capital expenditures .....         161.7          40.5         23.7          90.5          27.7         .1         7.8      352.0
Depreciation .............          73.0          20.5         19.8          64.4           8.2         .3         2.8      189.0
*After realignment
  expense of .............         104.3          64.6         37.5          20.9          28.7       --           6.6      262.6
=================================================================================================================================


FINANCIAL INFORMATION BY GEOGRAPHIC AREA

(Millions of dollars)              Western       Latin                       Total        United
1995                                Europe     America         Other       Foreign        States    Corporate          Total
============================================================================================================================
Net sales ..................      $2,470.2      $877.9      $1,381.8      $4,729.9      $2,064.8      $  --         $6,794.7
Profit from operations .....         540.6       203.8         290.7       1,035.1         396.6        (60.4)       1,371.3
Identifiable assets ........       2,872.0       691.3         722.4       4,285.7       1,713.8        340.8        6,340.3

1994
----------------------------------------------------------------------------------------------------------------------------
Net sales ..................      $2,119.3      $859.8      $1,146.6      $4,125.7      $1,944.5      $  --         $6,070.2
Profit from operations .....         438.3       228.9         225.0         892.2         385.1        (50.6)       1,226.7
Identifiable assets ........       2,380.8       629.7         645.1       3,655.6       1,337.0        320.8        5,313.4

1993
----------------------------------------------------------------------------------------------------------------------------
Net sales ..................      $1,948.9      $761.7      $  940.7      $3,651.3      $1,759.5      $  --         $5,410.8
Profit from operations* ....         316.0       177.6         125.8         619.4         256.3        (51.0)         824.7
Identifiable assets ........       2,191.8       626.4         502.0       3,320.2       1,254.4        384.6        4,959.2
*After realignment
  expense of ...............         109.8        39.6          30.6         180.0          76.0          6.6          262.6
============================================================================================================================


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

   All intercompany transactions have been eliminated, and transfers of finished goods between geographic areas are not significant. Assets in the Corporate column include deferred income tax assets, prepaid and intangible pension assets, oil and gas investments, and nonqualified benefit trusts.

                  THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                           OTHER FINANCIAL INFORMATION

BUSINESS SEGMENTS

The percentages of consolidated net sales and segment profit from operations, before corporate expenses, during the last five years for each of the Company's major business segments are set forth below.

                       Blades &         Toiletries &       Stationery            Braun             Oral-B
                        Razors           Cosmetics          Products            Products          Products
                   ---------------    ---------------    ---------------    ----------------  ----------------
                     Net   Segment      Net   Segment    Net     Segment     Net     Segment    Net    Segment
Year               Sales    Profit    Sales    Profit    Sales    Profit    Sales     Profit  Sales     Profit
==============================================================================================================
1995...........      39%       67%      18%        5%      13%        8%      24%        18%      6%        2%
1994...........      39%       69%      19%        6%      13%        7%      22%        16%      7%        2%
1993*..........      39%       70%      19%        5%      12%        6%      23%        15%      7%        4%
1992...........      38%       66%      19%        9%      10%        5%      26%        16%      7%        4%
1991...........      37%       62%      20%       13%      10%        5%      26%        16%      7%        4%
==============================================================================================================

* Segment profit percentages are before realignment expense.


QUARTERLY FINANCIAL INFORMATION

(Millions of dollars, except per share amounts)*                       Three Months Ended
                                                   ----------------------------------------------------------
1995                                               March 31        June 30       September 30      December 31    Total Year
============================================================================================================================
Net sales ......................................   $1,536.0       $1,601.0         $1,669.8         $1,987.9       $6,794.7
Gross profit ...................................      968.5        1,026.2          1,057.3          1,202.5        4,254.5
Profit from operations .........................      329.1          321.9            338.1            382.2        1,371.3
Income before taxes ............................      308.9          304.0            318.5            365.5        1,296.9
Net income .....................................      196.1          193.1            202.2            232.1          823.5
Net income per common share ....................        .44            .43              .46              .52           1.85
Dividends declared per common share.............         --            .15              .15              .30            .60
Stock price range: (composite basis)
High ...........................................     42 5/8         45 1/8           48 1/4           55 3/8
Low ............................................     35 3/8         39 7/8           40 1/2           47 1/8

1994
============================================================================================================================
Net sales ......................................   $1,361.1       $1,406.5         $1,503.4         $1,799.2       $6,070.2
Gross profit ...................................      862.5          906.1            957.2          1,122.5        3,848.3
Profit from operations .........................      297.1          293.0            297.7            338.9        1,226.7
Income before income taxes .....................      259.3          256.5            272.2            316.1        1,104.1
Net income .....................................      164.0          162.2            172.2            199.9          698.3
Net income per common share ....................        .37            .36              .39              .45           1.57
Dividends declared per common share.............         --            .12 1/2          .12 1/2          .25            .50
Stock price range: (composite basis)
High ...........................................         33 5/8         34 7/8           36 1/2           38 1/4
   Low .........................................         28 7/8         31 1/8           32 3/8           34 3/4
============================================================================================================================

 * Per common share amounts and stock prices have been restated to reflect a two-for-one stock split in 1995.

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                          HISTORICAL FINANCIAL SUMMARY


(In millions, except per share amounts, stock price and employees)

                              Profit     Income                     Net     Depreciation
                  Net           from     before        Net     interest              and       Total          Capital
Year            sales     operations      taxes     income      expense     amortization      assets     expenditures
=====================================================================================================================
1995           $6,795         $1,371     $1,297       $824         $ 49             $248      $6,340             $471
1994            6,070          1,227      1,104        698           42              215       5,313              400
---------------------------------------------------------------------------------------------------------------------
1993*           5,411            825        683        288           33              219       4,959              352
1992            5,163            967        830        513           56              211       4,190              321
1991            4,684            862        694        427           94              193       3,887              286
1990            4,345            773        593        368          120              177       3,671              255
1989            3,819            664        474        285          115              149       3,114              223
1988            3,581            614        449        269          101              141       2,868              189
1987            3,167            523        392        230           82              126       2,731              147
1986**          2,818            229         58         16           47              108       2,540              199
1985            2,400            371        272        160           48               88       2,425              157
=====================================================================================================================

Per common share amounts, shares outstanding and stock prices have been restated to reflect two-for-one stock splits in 1986, 1987, 1991 and 1995.

* In 1993, charges for realignment expense reduced profit from operations and income before income taxes by $263 million, net income by $164 million and net income per common share by $.37. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share by $.32.

** In 1986, special charges for restructuring expense reduced profit from operations by $179 million and, along with tender offer response costs and a change in accounting for oil and gas investments, reduced income before taxes by $243 million, net income by $165 million and net income per common share by $.32.

SOURCE OF 1995 SALES
PERCENT BY BUSINESS SEGMENT

[CUSTOMER TO SUPPLY INFORMATION]

PERCENT BY GEOGRAPHIC AREA

[CUSTOMER TO SUPPLY INFORMATION]

                 THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

                          HISTORICAL FINANCIAL SUMMARY

                                                      Per Common Share
Net property,                                        -------------------     Average com-      Year-end
    plant and      Long-term     Stockholders'          Net    Dividends       mon shares         stock
    equipment           debt            equity       income     declared      outstanding         price     Employees       Year
================================================================================================================================
       $1,637         $  691            $2,513        $1.85     $.60                  444       $52 1/8        33,500       1995
        1,411            715             2,017         1.57      .50                  442        37 3/8        32,800       1994
--------------------------------------------------------------------------------------------------------------------------------
        1,215            840             1,479          .64      .42                  441        29 3/4        33,400      *1993
        1,075            554             1,496         1.16      .36                  439        28 3/8        30,900       1992
          931            742             1,157          .97      .31                  423        28            31,200       1991
          862          1,046               265          .80      .27                  388        15 5/8        30,400       1990
          745          1,041                70          .68      .24                  387        12 1/4        30,400       1989
          683          1,675               (85)         .61      .21 1/2              438         8 1/4        29,600       1988
          664            840               599          .50      .19 5/8              460         7 1/8        30,100       1987
          637            915               461          .03      .17                  509         6 1/8        32,100     **1986
          504            436               898          .32      .16 1/4              494         4 3/8        31,400       1985
================================================================================================================================

INVESTOR RETURNS

Compounded Annual Return to Investors,
Assuming Reinvestment of Dividends (through 12/31/95 )


[CUSTOMER TO SUPPLY INFORMATION]

Value of $1,000
Invested 12/31/85

[CUSTOMER TO SUPPLY INFORMATION]

                      PRINCIPAL DIVISIONS AND SUBSIDIARIES

NORTH ATLANTIC
GROUP
The North Atlantic Group manufactures and markets the Company's traditional shaving and personal care products in North America and Western Europe. Sales rose notably, and profits registered a sizable gain.


INTERNATIONAL
GROUP
The International Group produces and sells the Company's traditional shaving, personal care and stationery products throughout the world, except for North America and Western Europe. Sales increased significantly, and profits were appreciably higher than in the prior year.


DIVERSIFIED
GROUP
The Diversified Group consists of Braun, Oral-B and Jafra, each organized on a worldwide product line basis, and the Stationery Products Group, which makes and markets the Company's stationery products in North America and Western Europe. Sales were considerably above those of 1994, and profits climbed substantially.


NORTH ATLANTIC
GROUP

President and Chief Operating Officer,
Michael C. Hawley

Vice Presidents:
Sharon E. Keith, Marketing Research
Herbert W. Moller,
  Finance and Strategic Planning
Richard W. Monaghan, Human Resources

BUSINESS MANAGEMENT

Senior Vice President, Peter K. Hoffman

Vice Presidents:
Peter M. Clay, Gillette Toiletries
John M. Darman, Blades and Razors
Carole E. Johnson, Personal Care

MANUFACTURING AND TECHNICAL OPERATIONS

Senior Vice President, Edward E DeGraan

Vice Presidents:
Dr. Richard J. Bertozzi,
  Toiletties Technology Laboratory
Ralph J. Chesnauskas,
  Engineering and Implementation
Charles E Deeban,
  Program and Materials Management
Thomas L. Gallerani,
  Shaving Technology Laboratory
Detlef-J. Schacht, Manufacturing

EUROPEAN DIVISION

President, Allan G. Boath

General Managers:
Franco Bigontina, Southeast Europe
Alain Calviera, Western Europe
Luis Gigliani, Southwest Europe
Robert H. Leger, Northern Europe
Helmut Lezuo, Central Europe

NORTH AMERICAN DIVISION

President, Ronald J. Rossi

Gillette U.S.A.
Vice President and General Manager,
Bruce Swinsky

Gillette Canada
President, Donald N. MacDuff


INTERNATIONAL
GROUP

Executive Vice President, Robert G. King

Vice Presidents:
Donald Gaiter, Technical Operations
Eduardo V. Kello, Business Management
Frank O'Connell, Human Resources
Claudio E. Ruben,
  Finance and Administration

LATIN AMERICAN GROUP

Group Vice President, Norman M. Roberrs

General Managers:
Carlos Daireaux, Brazil
Alberto Duenas, Venezuela
Hans Eben, Andean Region
Milton C. Henrique, Colombia
Fabio Marulanda, Stationery Group
Jorge Micozzi, Argentina
Praxedes M. Rivera-Ferrer,
  Caribbean Region
Kenneth Rule, Mexico

AFRICA, MIDDLE EAST AND
EASTERN EUROPE GROUP

Group Vice President, Jose Luis Ribera

General Managers:
Per Benemar, Former Soviet Union
Robert A. Crespi, Turkey
Gurbrinder S. Gill, Eastern Region
Silvio R. Perl, Operations Group
David J. Waldron, Stationery Group

ASIA-PACIFIC GROUP

Group Vice President, Ian E. Jackson

Area General Managers:
G. Bruce Dean, Australia, New Zealand
  and South Pacific
Richard L. Guilfoile, Japan
Ying Meng Lai,
  China, Hong Kong and Korea
Marcel A. Reid, Stationery Group
Chin Yong Teh, Southeast Asia

                     CORPORATE AND STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of stockholders will take place on Thursday, April 18, 1996, at the John E Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

CORPORATE HEADQUARTERS
Prudential Tower Building
Boston, Massachusetts 02199
(617) 421-7000

INCORPORATED
State of Delaware

COMMON STOCK
Major stock exchanges: New York, Boston, Midwest, Pacific, London, Frankfurt, Zurich
New York Stock Exchange Symbol: G
At year-end, stockholders numbered 36,700, living in all 50 states and more than 30 countries abroad.

TRANSFER AGENT
AND REGISTRAR
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 644
Mail Stop 45-02-09
Boston, Massachusetts 02102-0644
(617) 575-3170
Toll free: (800) 730-4001
Hearing impaired: (800) 952-9245 (TTY/TDD)
Via Internet: http://www.EQUISERVE.com

AUDITORS
KPMG Peat Marwick LLP

FORM 10-K
The Company's 1995 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge from the office of the Secretary by written request, or by calling toll-free (800) 291-7615.

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN
Stockholders of record of at least one share of Gillette common stock are invited to participate in the Dividend Reinvestment and Stock Purchase Plan. The plan provides a convenient, economical and systematic means of acquiring additional shares of the Company's common stock through the reinvestment of cash dividends. Participants also may invest additional cash amounts in the purchase of shares as frequently as once each month.

         Interested stockholders can obtain a descriptive brochure and enrollment card from:

         The First National Bank of Boston
         c/o Boston EquiServe
         P.O. Box 1681
         Mail Stop 45-01-06
         Boston, Massachusetts 02105-1681
         (617) 575-3170
         Toll free: (800) 730-4001
         Hearing impaired: (800) 952-9245 (TTY/TDD)

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