Form 10-K405, Exhibit 13
period 1996-12-31
GILLETTE CO
filed 1997-03-21
CIK 41499

                                                                      Exhibit 13


ABOUT THE COVER

Shown against a backdrop of some leading Company brands, the six products on the cover of our Annual Report represent the six businesses that make up the Gillette portfolio, arranged in the order of their addition to the Company.

* The SensorExcel shaving system, for the blade and razor business on which the Company was founded in 1901.

* The Gillette Series Clear Stick deodorant/antiperspirant, for the toiletries and cosmetics business that Gillette entered in 1948 with the acquisition of Toni.

* The Waterman Boucheron fountain pen, for stationery products, which became a Gillette business in 1955 with the purchase of Paper Mate.

* The Braun Flex Integral 400 electric shaver, for the Braun small electric appliance business acquired in 1967.

* The Oral-B Advantage toothbrush, for the Oral-B oral care business purchased in 1984.

* The Duracell PowerCheck AA battery, for the Duracell battery business that merged into Gillette in 1996.


--------------------------------------------------------
FINANCIAL HIGHLIGHTS                                   1
--------------------------------------------------------
LETTER TO STOCKHOLDERS                                 3
--------------------------------------------------------
POWERING UP WITH DURACELL                              6
--------------------------------------------------------
REVIEW OF OPERATIONS                                   8
--------------------------------------------------------
MANAGEMENT'S DISCUSSION                               20
--------------------------------------------------------
FINANCIAL STATEMENTS                                  24
--------------------------------------------------------
HISTORICAL FINANCIAL SUMMARY                          40
--------------------------------------------------------
PRINCIPAL DIVISIONS AND SUBSIDIARIES                  42
--------------------------------------------------------
DIRECTORS AND OFFICERS                                44
--------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION                 45
--------------------------------------------------------

THE GILLETTE
COMPANY

Founded in 1901, The Gillette Company is the world leader in male grooming products, a category that includes blades and razors, shaving preparations and electric shavers. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products, toothbrushes and oral care appliances. In addition, the Company is the world leader in alkaline batteries.

     Gillette manufacturing operations are conducted at 64 facilities in 27 countries, and products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

LETTER TO
STOCKHOLDERS

We are pleased to report that The Gillette Company finished its 95th year in record fashion, achieving new highs in sales, net income and earnings per share. The year's most significant event was the merger with Duracell International, adding the long-sought "new leg" to our business portfolio.

     We again attained record results in each of our business segments, geographic regions and operating groups, continuing a pattern of strong, consistent growth.

     In 1996, net sales for the combined companies increased 10% to $9.70 billion, with sales of both the pre-merger Gillette and Duracell businesses up 10%. Before special charges, net income improved 15% to $1.23 billion, and earnings per common share rose 14% to $2.22. For pre-merger Gillette shareholders, earnings per share rose 20%, compared with 1995, due to both improved performance and the accretion from the merger pooling.

     Reported results for the year were affected by special one-time charges related to the merger. These included $65 million for transaction costs and a $348 million charge for integration activities to combine the operations of the two companies. These charges, all taken in the fourth quarter, were equivalent to $.51 per common share. After these charges, net income amounted to $949 million, and earnings per share were $1.71.

     For the 91st consecutive year, the Company paid cash dividends on its common stock. Dividends declared rose 20% to 72 cents, up from 60 cents in 1995. This marks the second consecutive year of a 20% dividend increase and the 19th successive annual increase in dividends per common share, reflecting our continued strong business fundamentals.

     Duracell is an excellent strategic fit for our tightly focused, technologically driven consumer products business. Duracell and Gillette share numerous characteristics, including global brand franchises, common distribution channels, exceptional merchandising opportunities and geographic expansion potential. Given the distribution similarities of blades and batteries, we expect the Duracell business will gain significant economies of scale and greater market penetration through Gillette's worldwide distribution network.

     With only 20% of Duracell sales outside North America and Western Europe, there are significant growth opportunities ahead. We believe there will be substantial possibilities to achieve greater efficiency in administrative, distribution and support areas, which will free up additional resources to invest in future growth. To learn more about the potential we foresee for the Duracell product line, please read "Powering Up With Duracell," which follows this letter.

     The Company's strong growth in 1996 was reflected in the superior performance of Gillette stock, which again outperformed the stock market averages in terms of total return. The annual return to investors last year was 50%, nearly double the returns for the Dow Jones Industrial Average and the Standard & Poor's 500.

[Picture of Gillette Chairman Alfred M. Zeien, left, and President Michael C. Hawley]

[Caption: Gillette Chairman Alfred M. Zeien, left, and President Michael C. Hawley]

     This exceptional performance reflects a long-term pattern. Since the end of 1990, the compound annual return to shareholders has been 32%, compared with 19% for the Dow Jones Industrial Average and 18% for the Standard & Poor's 500. In dollar terms, the market value of Gillette stock increased more than $36 billion during this period.

--------------------------------------------------------------------------------
                             "Since the end of 1990,
                         the compound annual return to
                           shareholders has been 32%."
--------------------------------------------------------------------------------

     Over the last 10 years, Gillette stock has moved up at a 31% average annual rate, about twice that of the major market averages. The value of a $1,000 investment in Gillette stock at the end of 1986 grew to $15,423 by the end of 1996, more than three times the value of a comparable investment in either of the market averages.

                                           Compounded
              Investment         Value        Rate of
               12/31/86       12/31/96         Return
-----------------------------------------------------
Gillette        $1,000         $15,423            31%
DJIA            $1,000         $ 4,653            17%
S&P 500         $1,000         $ 4,127            15%
-----------------------------------------------------

     This strong performance is the result of focusing on the Company's mission
- to achieve or enhance clear leadership, worldwide, in the core consumer product categories in which we choose to compete. In 1996, a record 81% of our sales came from the 13 product categories in which we hold the world leadership position. This proportion has grown 25 percentage points from 56% in the past five years. The Duracell merger has given the Company clear world leadership in the fast-growing alkaline battery category. In the past year, we also have added Braun hair care appliances and ThermoScan infrared ear thermometers to our leadership categories.

     In addition, more than 95% of our sales came from our core categories. This proportion has risen six percentage points in the last five years. As we focus our efforts on these core businesses, we look to improve their sales and market position worldwide.

     [GRAPH}

     GILLETTE FIVE-YEAR PRICE TREND
     Closing Weekly Stock Price

     Year                Price
     ----                -----

     1992                $25
     1993                $27
     1994                $35
     1995                $43
     1996                $70

     We continue to emphasize our three growth drivers - research and development, capital spending and advertising. We expect total spending on these growth drivers to rise as fast as sales to assure future growth. For 1996, investment in the three growth drivers climbed 18%, well ahead of the 10% sales growth. A majority of last year's increased investment was in capital spending to enlarge capacity across all product lines, to geographically expand our businesses, to develop more efficient production methods and to launch new products.

     In 1996, 41% of Gillette sales came from products introduced in the past five years. Excluding Duracell, the percentage was at an all-time high of 47% of sales. Our objective is to maintain the new product ratio at well above 40% of sales, and we expect to generate a significant increase in this ratio in 1997.

     During 1996, we again introduced more than 20 new products, maintaining the accelerated pace of recent years. We expect this strong program to continue in 1997. We also will broaden distribution of recently introduced products, such as the SensorExcel for Women shaving system, Duracell PowerCheck batteries, the Satin Care female shaving gel line and ThermoScan infrared ear thermometers.

     In addition to the Duracell merger, we made two smaller acquisitions and entered into an important joint venture in 1996. We acquired the Factory for Consumer Products, a major Russian blade manufacturer that strengthens our leadership position in the world's second largest blade market. We also acquired Astra, the leading Czech producer of blades and razors. For 1997, these two acquisitions will add more than five points to our unit market share in the worldwide blade market. Lastly, we established a joint venture with Luxor Pen Company, India's leading writing instruments marketer, giving us broad distribution in this large and growing market.

     Geographic expansion also has played an important role in our recent success, with our business in developing markets showing especially significant progress. Sales in Korea and Poland climbed sharply last year, while those in Russia and India nearly doubled. All four countries are now among our top 25 markets.

     Other areas of great progress in 1996 are highlighted below.

     * The Sensor franchise continued its exceptional performance, as sales advanced 18%. This growth was driven by the SensorExcel shaving system and outstanding acceptance of our newest female system, SensorExcel for Women. Total sales of Sensor products now exceed the total worldwide sales of all competitors combined.

     * Gillette Series male grooming products again registered significant sales growth. The performance was particularly strong outside the United States, where sales more than doubled, aided by gains in established markets and entry into new areas. The superior quality of these products, their trade and consumer acceptance around the world and the synergies with Sensor shaving systems give us confidence that this line will continue its excellent growth into 1997 and beyond.

--------------------------------------------------------------------------------
                         "In 1996, 41% of Gillette sales
                        came from products introduced in
                             the past five years."
--------------------------------------------------------------------------------

     * The Company's oral care products - Oral-B toothbrushes and dental products, as well as Braun Oral-B oral care appliances - achieved sizable gains again in 1996. Driven by very successful internally developed products, oral care sales approached $900 million, more than double the level of five years ago. Oral-B expanded its worldwide leadership position in toothbrushes, and the Braun Oral-B plaque remover outsold all competitors combined.

     * Duracell PowerCheck, the first battery with a fuel gauge tester, was launched at midyear in North America and selected European markets in the AA size. Another in a long line of value-added features from Duracell, PowerCheck technology will be extended to other geographies and battery sizes as it is rolled out worldwide in 1997.

--------------------------------------------------------------------------------
                        "A record 81% of our sales came
                    from the 13 product categories in which
                    we hold the world leadership position."
--------------------------------------------------------------------------------

     Our strong 1996 results reflect the exceptional efforts of our talented, world-class employees, whose ranks were enriched by the merger with Duracell during the year. We look forward to our joint success in the years ahead.

                                       *

Joseph F. Turley will not be standing for reelection to the Board this year, having reached the mandatory retirement age for directors. Mr. Turley, who began his Gillette career in 1960, was President of the Company from 1981 to 1988, the year he retired. He was elected to the Board in 1980 and has served as a director since then. His outstanding management skills while involved in operational responsibilities, together with his perceptive counsel as a director, have contributed importantly to the Company's progress.

     In closing, the addition of Duracell has created a stronger Gillette Company, with a continued focus on technology-based innovation, a broadly diversified new products portfolio and substantial geographic expansion opportunities. The combination has significantly augmented our growth potential, and we look for accelerated sales and earnings growth through 1997 and into the next century.


/s/ Alfred M. Zeien
-------------------------
Alfred M. Zeien
Chairman of the Board


/s/ Michael C. Hawley
-------------------------
Michael C. Hawley
President

March 3, 1997

POWERING UP
WITH DURACELL

The merger of Gillette and Duracell has united two great companies, forging a $10 billion consumer products giant whose stable of powerful global brands makes it a formidable player in the world's consumer marketplace.

[Picture of a Duracell PowerCheck Mobile]

[Caption: Duracell PowerCheck Mobiles, which operated in cities across the United States in the summer of 1996, were part of the marketing campaign supporting the introduction of Duracell PowerCheck AA batteries.]


     Duracell's world leadership in the high-growth alkaline battery category dramatically expands the broad range of quality consumer products in which Gillette holds the top position worldwide. These include male grooming products, selected female grooming products, writing instruments, correction products, toothbrushes and oral care appliances, among others.

     Gillette and Duracell have made a match that augurs well for immediate acceleration in the Company's growth rate and substantial enhancement of long-term growth opportunities, given their many similarities in origin, accomplishments and outlook.

     Like Gillette, Duracell was founded on the talents of two extraordinary men. Just as King C. Gillette's revolutionary idea of a safety razor with disposable blades was transformed by William E. Nickerson's engineering genius into a splendid new consumer product manufactured by the millions, so too Samuel Ruben's brilliant technological breakthroughs in portable energy were converted into indispensable marketbasket items through the manufacturing prowess of Philip Rogers Mallory.

     And with shrewd business judgment, each partnership created a repeat-purchase product that consumers would need to buy again and again.

     From this masterful beginning, Duracell has achieved market primacy today through a number of other characteristics shared with Gillette. These include vigorous new product programs supplying superior, technologically driven products; peerless manufacturing skill and strength, resulting in uniformly high product

[Picture of woman sitting in front of a computer terminal]

[Caption: Sizable investments in research and development have enabled Duracell to meet growing global demand for longer-lasting batteries with value-added product innovations.]

quality; a global presence that offers significant potential for expansion; and strong consumer brand loyalty around the world

     These strengths have enabled Duracell to gain - and hold by a healthy margin the worldwide leadership of the highly profitable and fast-growing alkaline battery business. The Duracell brand is today the world's top-selling alkaline battery, with such consumer- perceptible advantages as freshness dating and the new on-battery fuel gauge tester.

     By the year 2000, the global alkaline battery market is expected to nearly double in size, to an estimated $7 billion annually, and the Duracell brand is poised to further strengthen its leading share in several ways.

     The first, and most immediate, is geographic expansion. Only one-fifth of Duracell's business is now in markets outside Europe and North America. In these international markets where Duracell has not been strongly represented, there are quick, clear benefits to be gained from linkage with Gillette's well-established marketing and distribution networks.

     Secondly, there is ample opportunity in both new and established markets to upgrade consumers from lower-value zinc carbon batteries to better-performing, longer-lasting Duracell alkaline technology. The message to consumers is a persuasive one - alkaline batteries deliver five to six times the life for two to three times the price.

     Such conversion opportunities exist throughout the world, but are particularly striking in emerging markets. China, India and Russia, for example, together account for about six billion batteries annually - some 30 percent of the world's consumer battery market but less than five percent of batteries currently sold in these countries is alkaline.

[Picture of man sitting on chair in front of store]

[Caption: Duracell battery sales are increasing rapidly in developing markets, a major source of potential growth.]

     Another growth opportunity stems from Duracell's major research investments in new alkaline technology that could significantly expand the capabilities of alkaline batteries, thus dramatically expanding their worldwide market.

     Incremental to Duracell's thriving alkaline battery business is the market for high-power rechargeable batteries, a newer technology whose growth rate is accelerating with the proliferation of consumer electronic devices like cellular phones and camcorders. To ensure a substantial share of this market, Duracell devotes a sizable research effort to developing proprietary rechargeable technology.

     Skillful marketing of superior technology to achieve worldwide leadership is a shared trait of two powerhouses like Gillette and Duracell. With the merger of these stellar performers, the Company's prospects in the global consumer marketplace have never been brighter.

[Picture of new, state-of-the-art Duracell alkaline battery manufacturing plant]

Caption: A new, state-of-the-art Duracell alkaline battery manufacturing plant will begin production in 1997 in China, the world's largest battery market.

BLADES &
RAZORS

Extending the Company's remarkable record of growth, blade and razor sales rose well above those of 1995, and profits advanced even more rapidly. This performance further strengthened the clear worldwide leadership Gillette holds in its principal line of business.

     The extraordinary market success of the Sensor family of shaving systems, a reflection of increasing consumer upgrading to better-performing twin blade products, continued in 1996 to be the primary factor in the Company's outstanding blade and razor results.

     Within the male portion of this franchise, the top-of-the-line SensorExcel system again registered excellent gains in sales and market share. Distribution was extended to some 80 additional markets during the year, and geographic expansion is continuing. The original Sensor system, launched in 1990, remained the best seller in the United States and most other major markets.

     Another significant contributor to the upward sales trend was the new SensorExcel for Women shaving system, which generated exceptional demand in the key markets worldwide where it was introduced. Broadened distribution is planned for 1997. The Sensor for Women system, launched in 1992, retained substantial shares in the United States and abroad. The strong performance of these two innovative products reflects the continuing shift

[Picture of the SensorExcel.]

[Caption: The SensorExcel shaving system's innovative skin guard consists of five soft, flexible microfins that deliver unrivaled shaving closeness and comfort.]

     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----

     1992           1,978
     1993           2,118
     1994           2,351
     1995           2,635
     1996           2,836
by women around the world from disposable razors to refillable shaving systems.

     With the increasing prominence of the Sensor franchise, the Atra and Trac II twin blade shaving systems, important brands since the 1970's, have gradually yielded their standing as market leaders. Both systems, however, continued to hold sizable share positions worldwide.

     Gillette twin blade disposable razor sales moved moderately higher, paced by the sustained strong growth of CustomPlus razors, especially in Latin America, where they are sold under the Prestobarba Max name. Brisk demand in Europe and North America for new pivoting versions of this razor also contributed to the sales gain. Gillette disposable razors were again the world's top sellers, with the Good News brand the number one disposable razor in the United States for the 21st consecutive year.

     In the double edge blade market, the Company strengthened its long-established world leadership. Although declining slightly overall, double edge blade sales climbed sharply in developing markets, as the Company accelerated growth prospects through geographic expansion and acquisition. During the year, Gillette created selling organizations in Romania and the Former Yugoslavia, increased its presence in the Former Soviet Union by acquiring the region's second largest blade business, and purchased a Czech blade manufacturer with the leading share in that republic and several other markets.

     These initiatives have dramatically enlarged the Company's double edge blade capacity in emerging markets where these blades are dominant, and also have enormously expanded the number of Gillette consumers potentially upgrading from double edge blades to more profitable twin blade products.

TOILETRIES &
COSMETICS

Paced by sizable advances in several major categories, the toiletries and cosmetics business turned in another strong performance in 1996, as consumers increasingly converted to better-performing products. Sales moved considerably higher, and profits posted a substantial gain.

     Worldwide sales of deodorants/antiperspirants, Gillette's principal toiletries category, rose sharply for the fourth consecutive year.

     In the United States, where the Company's market share reached its highest level in more than two decades, the sales advance was chiefly attributable to continued strong demand for clear gel versions of all four Gillette brands Right Guard, Gillette Series, Soft & Dri and Dry Idea. Also contributing were new clear stick versions of Right Guard and Gillette Series deodorants/antiperspirants, which attracted excellent trade and consumer response following their introduction in North America in late 1996. International deodorant/antiperspirant sales also were markedly higher, due primarily to rapid gains by the Gillette Series brand, particularly in Latin America.

     Sales of Gillette shave preparations increased significantly in the United States and abroad. Gillette brands notably improved their share in key markets, further strengthening the Company's leading position in the worldwide shave preparations business. Satin Care for Women shaving gel turned in a superb perfor-mance, nearly doubling sales in the United States and al-most tripling them in Europe. This innovative, non-soap-based gel, now available in four formulas, was introduced successfully in more than 40 international markets during 1996, and broadened distribution is under way. Gillette Series shave preparations also generated sharply higher sales, both in the United States and abroad, where their rollout continued.

     In the after-shave category, worldwide sales of the Gillette Series brand climbed substantially, and Satin Care skin replenishing creme for women was launched in the Asia-Pacific region, with further distribution planned in 1997.

     The White Rain brand, which includes both hair care and body wash products, recorded somewhat lower sales in 1996, as strong showings by the White Rain Solutions hair care line and newly introduced White Rain body wash were unable to offset weaker sales of other White Rain products.

     The Jafra skin care and color cosmetics line - which is sold in North America, Latin America and Europe by independent consultants at classes in the home or office - is the Company's entry in the personalized direct selling portion of the toiletries and cosmetics business. Sales of Jafra's high-quality products posted a slight increase, due principally to gains in the United States and Mexico, Jafra's largest market, where Jafra retained its leading share among direct sellers. During the year, Jafra successfully introduced a global palette of color cosmetics and two prestige fragrances. Several other new products are planned for 1997.

     With a powerful combination of accelerated new product development, technologically superior products and an expanding world presence, the Company's resurgent toiletries business has a solid foundation for continued strong growth.

[Picture of Right Guard Clear Stick deoderant/antiperspirant.]

[Caption: The Company's proprietary Clear Stick technology enables Right Guard Clear Stick deodorant/antiperspirant to provide maximum effectiveness without messy white residue.]

     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----
     1992             971
     1993           1,047
     1994           1,162
     1995           1,236
     1996           1,375

STATIONERY
PRODUCTS

Despite intense competition, Gillette strengthened its position last year as the worldwide leader in the writing instruments and correction products businesses. Sales showed good progress, and profits were significantly above those of 1995.

     With its Parker, Paper Mate and Waterman franchises, the Company holds a strong position within all writing systems, price levels, distribution channels and geographic areas.

     Worldwide sales of Parker writing instruments showed little change. During the latter part of the year, the new Parker Frontier line of mid-priced writing intruments was introduced to excellent trade and consumer response in the United States, as well as in Europe and selected other international markets. At year-end, several other promising new Parker products, including the Norman Rockwell Limited Edition pen, were launched in a number of key markets around the world.

     Paced by a strong performance in the United States, Paper Mate writing instruments registered a notable advance in worldwide sales, with a broad array of lines contributing.

     In the low-priced category, sales of Paper Mate Write Bros. stick pens moved appreciably higher. The Dynagrip mid-priced pen line,

[Picture of a Parker Frontier pen.]

[Caption: The ergonomic design of the new Parket Frontier pen features an innovative soft-touch gripping section for a supremely comfortable, secure feel in your hand.]


     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----

     1992             520
     1993             633
     1994             807
     1995             862
     1996             915

[PHOTOGRAPH OF SMILING WOMAN]


[LOGO 4 PENS]        led by sustained demand for the disposable Dynagrip, posted
[CAPTION:            a substantial increase in sales, as did top-selling Flair
The Waterman         porous point pens. Another plus was the Paper Mate
Phileas line of      Gel-Writer pen, whose sales grew rapidly in its first full writing instruments] marketing year. Worldwide pencil sales climbed significantly, reflecting continued strong growth in Paper
                     Mate Sharpwriter disposable mechanical pencils.

     Sales of Waterman luxury writing instruments matched those of the year before, as lower sales in Europe, Waterman's largest market, offset sizable advances in the United States and throughout the rest of the world. Sales growth in these geographic areas was achieved in the mid-priced range, with the new Expert II and Phileas lines, while the highly successful introductions of the Boucheron Limited Edition fountain pen and the L'Etalon gold nib line spurred sharp sales increases in the prestige segment.

[LOGO PAPERMATE PEN PACKAGE]

     Worldwide sales of Liquid Paper correction products rose substantially, due principally to continued brisk demand for Liquid Paper correction pens. Much higher sales of Liquid Paper DryLine correction films also were a factor. Liquid Paper correction fluids, which showed little change in sales, retained their traditional number one market position.

     The Company's stationery products business has demonstrated continued leadership in product innovation, as well as an increasingly strong global presence. In 1996, for example, Gillette began a joint venture with Luxor, the largest writing instruments manufacturer in India, bringing the Company instant leadership in this important market and a solid foundation for future expansion. Such initiatives provide a sound basis for sustained profitable growth in the years ahead.

[LOGO PAPERMATE COLOR PEN PACKAGES]

[PHOTOGRAPH OF SMILING MAN]

BRAUN

In 1996, Braun again achieved record results. Sales were notably above the previous year's level, reflecting strong, sustained demand for oral care appliances and the addition of ThermoScan infrared ear thermometers. Braun profits climbed substantially.

     Although sales of Braun hair removal            [LOGO DENTAL TOOLS]
products were lower, due largely to unfavorable      [CAPTION:
foreign exchange rates, Braun maintained its         The Braun Oral-B oral
worldwide value leadership of the men's electric     care center]
shaver market. This number one position was strongly supported by the premium Flex Integral family of pivoting head shavers, which recorded sizable sales gains. A major contributor to the advance was a new, lower-priced Flex Integral range, whose excellent reception by consumers helped increase the Flex family's share of the world shaver market.

     Women's electric hair epilators posted a considerable increase in sales, as the Braun Silk-epil brand again strengthened its leading market position worldwide. Driving sales appreciably higher was the Silk-epil Comfort model, featuring several improvements for more comfortable epilation. This new epilator was introduced throughout the world during the year.

[LOGO WOMEN'S SHAVER]

     Worldwide sales of oral care appliances surged in 1996. The Braun Oral-B plaque remover generated
substantial growth in sales and market           [LOGO COFFEE MAKER]
share, significantly expanding its               [CAPTION:
worldwide leadership. A new model,               The Braun
offering a new brush head/bristle                FlavorSelect
configuration combined with higher speed         coffeemaker]
oscillation for greater cleaning
performance, was enthusiastically received by the trade and consumers. With the rapid increase in consumers using Braun Oral-B plaque removers, which outsell their nearest competitor by a margin of six to one, sales of replacement brush heads climbed sharply.

     The successful launch of the Braun Oral-B Interclean, the first electric interdental plaque remover, created a new category of interdental cleaning. Providing an easy, effective alternative to manual flossing, the Interclean plaque remover employs a unique rotary filament technology to remove interdental plaque. Response from both dental professionals and consumers has been excellent.

     Although overall sales of hair care products showed little change, hairstyler sales rose substantially, and Braun improved its leading position in this worldwide market.

     Among household appliances, which registered lower sales, Braun maintained its number one standing in the world handblender market and successfully introduced the MultiGourmet foodsteamer and a new range of steam irons in Europe.

     In its first year under Braun management,   [LOGO THERMOSCAN]
the ThermoScan infrared ear thermometer
business recorded major sales gains
and enlarged its clear market
leadership. Distribution of this innovative personal diagnostic appliance was extended outside North America during the year to selected markets in Europe and Asia, where consumer response was very favorable.

     With its growing geographic presence - Braun established sales operations in Indonesia, Vietnam and Peru in 1996 - and its steady flow of technologically superior new products, Braun is poised for continued progress in the years to come.


[Picture of the Braun Flex Integral 400 electric shaver.]

[Caption: The Braun Flex Integral 400 electric shaver delivers faster, closer shaves by incorporating a middle cutter positioned between two shaving foils mounted on a pivoting head.]


     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----

     1992           1,326
     1993           1,249
     1994           1,348
     1995           1,621
     1996           1,773

ORAL-B

Enlarging its clear leadership of the fast-growing global toothbrush market, Oral-B boosted sales sharply to a record level in 1996. Profits grew at a faster pace, as substantial investments in new product technology delivered superior returns.

     In a well-established partnership with the dental profession, Oral-B develops, markets and distributes worldwide a broad array of innovative oral care products. Led by toothbrushes, the Oral-B line also includes interdental products, specialty toothpastes, mouth rinses and professional dental products.

     Oral-B toothbrushes are used by more dentists and consumers than any other brand in the United States and many other major markets. Worldwide sales registered a sizable increase, driven by the strong growth of the Advantage toothbrush line. During the year, this line was enhanced by a significant improvement in bristle technology - micro-textured bristles that are specifically designed to fight plaque with the whole bristle, not just the tip. Available on both the Advantage and Advantage Control Grip models, micro-textured bristles provide triple the cleaning surfaces of ordinary bristles.

     Contributing substantially to Oral-B's record performance was the Pro oral care

{Picture of an Oral-B Advantage toothbrush.]

[Caption: A major technological improvement, new micro-textured bristles on the Oral-B Advantage toothbrush provide triple the cleaning surfaces of ordinary bristles.]

     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----

     1992             366
     1993             363
     1994             402
     1995             440
     1996             547
business, acquired in late 1995. The Pro line, consisting primarily of toothbrushes, is marketed in Latin America. During 1996, Oral-B introduced the Pro Plus toothbrush with a tapered brush head and rubberized grip for greater comfort and control. Trade and consumer response has been excellent.

     In the rapidly growing children's toothbrush market, sharply higher sales of Squish Grip and Gripper children's toothbrushes also spurred the advance in Oral-B sales. These innovative brushes, featuring squeezable handles, brilliant colors and traditional Oral-B brush head quality, were introduced in the United States in 1995 and were rolled out internationally last year.

     Worldwide sales of interdental products were well above 1995 levels, reflecting gains throughout Oral-B's range of quality dental flosses. The Ultra Floss brand, whose interlocking fibers stretch thin to fit between teeth and then spring back to brush away plaque, posted a particularly sizable increase. Late in the year, Oral-B introduced in the United States a new floss that is easy to insert between teeth and resists shredding. International distribution is underway.

     Aided by substantial growth in children's toothpaste, worldwide sales of Oral-B toothpastes moved well ahead. Oral rinses turned in a strong showing, as sales of anti-plaque and anti-cavity rinses rose markedly abroad. In the professional products category, sales climbed well above those of a year ago.

     Oral-B again grew geographically in 1996, establishing sales organizations in Portugal and India, and opening a joint venture toothbrush manufacturing plant in Vietnam. With continued geographic expansion, as well as strong commitment to innovative oral care products supported by effective advertising and promotion, Oral-B is well-positioned to continue its worldwide growth.

DURACELL

With the Duracell merger at year-end, Gillette achieved clear worldwide leadership in the rapidly growing alkaline battery business. Sales of Duracell products were appreciably above those of 1995. Profits also moved higher, before one-time costs related to the merger.

     Alkaline batteries, a disposable energy source that powers a broad range of consumer products, are Duracell's principal line of business. Worldwide sales showed good progress, with gains in both domestic and international markets. Alkaline unit volume moved considerably above that of 1995, driven by geographic expansion and the rapid prolifera-tion of consumer devices such as pagers and portable CD players.

     Duracell alkaline batteries are available in five major cell sizes, of which the largest category is AA. Sales of these batteries posted a notable increase, paced by the excellent trade and consumer reception given new Duracell PowerCheck AA batteries, introduced at midyear in North America and Europe. The innovative PowerCheck technology, which features an on-battery, heat-sensitive strip that gauges remaining battery power when activated, also will be available on AAA, C and D batteries in 1997. Distribution initially will take place in the

United States, Europe and selected other markets. Also contributing to the advance in alkaline battery sales was the exceptional progress made in the large developing markets of Brazil, China and Eastern Europe.

     In late 1996, Duracell completed construction of new alkaline battery manufacturing plants in China and India, markets that together consume about five billion household batteries annually, or nearly one-fourth of the world's total. Both plants will begin production during 1997.

     Duracell's specialty battery business consists of lithium batteries used principally in cameras and electronic devices, as well as zinc air batteries that power hearing aids. Sales in 1996 matched those of a year ago.

     Duracell's newest battery category, one that offers growth potential, is high-power rechargeable batteries for use in such increasingly popular consumer products as cellular phones and camcorders. Worldwide sales of Duracell rechargeable batteries rose significantly, reflecting gains by nickel metal hydride rechargeables. At midyear, Duracell's joint venture with Toshiba of Japan and Varta of Germany opened a large new plant in the United States to manufacture nickel metal hydride cells for rechargeable battery packs.

     In addition to its demonstrated technological leadership, Duracell has strengthened its number one position in the global alkaline battery marketplace through geographic expansion and acquisition. Over the past five years, Duracell has established operations in nearly 20 countries, including China, India, Poland and Russia. Complementing these moves were two acquisitions in 1996. In April, Duracell purchased Eveready South Africa, whose zinc carbon battery is the best seller in that country, and in October, acquired Sunpower, a leading alkaline battery brand in South Korea.

     For the future, the combination of Duracell's high-quality products and Gillette's renowned selling and merchandising organization bodes well for continued business progress.

[Picture of a Duracell PowerCheck AA battery.]

[Caption: After you press the dots on a Duracell PowerCheck AA battery, its power tester strip displays an easy-to-read measure of remaining battery power.]


     [CHART]

     Sales of Product Line
     $ Millions

     Year           Sales
     ----           -----

     1992           1,589
     1993           1,674
     1994           1,865
     1995           2,040
     1996           2,251

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION

[ ] RESULTS OF OPERATIONS

In 1996, the Company achieved record levels of net sales and, before merger-related costs, record profit from operations, net income and net income per common share.

     In December 1996, Gillette completed a merger with Duracell International Inc. by exchanging 109.7 million shares of Gillette common stock for all of the outstanding common stock of Duracell. In addition, Duracell employee stock options were converted into options to purchase approximately 4.4 million shares of Gillette common stock. Each share of Duracell was exchanged for .904 of one share of Gillette common stock. The transaction was accounted for as a pooling of interests, and all financial statements presented for prior periods have been restated to include the financial information of Duracell as though it had always been a part of Gillette.

SALES

Net sales in 1996 climbed 10% to $9.7 billion, compared with $8.8 billion in 1995. The growth was due to a 10% increase from volume and new products, while the effect of unfavorable exchange rates was offset by higher selling prices. In 1995, these factors affected sales by an 8% gain and a 3% increase, respectively.

     Sales in the United States increased 16% in 1996, following an 8% gain in 1995. Foreign sales rose 7%, after a 13% increase in 1995. This advance was paced by strong growth in AMEE markets, but was partially offset by the effect of sluggish economic conditions in key European markets and Japan. Sales of operations outside the United States represented about 63% of sales in 1996 and 65% in 1995.

     An analysis of sales by business segment follows.

                           (Millions of dollars)           % Increase
                       ----------------------------  ----------------
                            96        95       94    96/95    95/94
---------------------------------------------------------------------
Blades & Razors ....... $2,836    $2,635    $2,351      8       12
Toiletries &
   Cosmetics ..........  1,375     1,236     1,162     11        6
Stationery Products ...    915       862       807      6        7
Braun Products ........  1,773     1,621     1,348      9       20
Oral-B Products .......    547       440       402     24        9
Duracell Products .....  2,251     2,040     1,865     10        9
Other .................      1        --        --     --       --
                        --------------------------     -----------
                        $9,698    $8,834    $7,935     10       11
                        ==========================     ===========

Further information by business segment is set forth on pages 8 through 19.

     Sales of blade and razor products were well above those of a year earlier, due to sharp increases in the United States and developing international markets. The continued growth and expansion of the Gillette Sensor franchise, including the SensorExcel and Sensor Excel for Women shaving systems, were the primary contributors to this increase, as they were in 1995.

     In 1996, toiletries and cosmetics sales rose considerably, with gains in most major markets. The increase was attributable to the continued expansion of the Gillette Series male grooming line, the success of Satin Care female shaving gel, the growth of clear gel deodorant/antiperspirant products and new products. Sales of Jafra products improved in 1996 in Mexico, Jafra's largest market, where economic conditions are stabilizing. In 1995, toiletries and cosmetics sales were above those of the prior year, due to the Gillette Series line and other deodorant/antiperspirant brands.

     Sales of stationery products were above those of the year before, as increases in the United States and AMEE markets were partially offset by shortfalls in Europe and Latin America. In 1995, sales were higher, paced by gains in the United States, Europe and Asia-Pacific.

     Braun product sales in 1996 were notably above those of 1995, due to significant increases in the United States that included sales resulting from the acquisition of Thermoscan Inc. in November 1995. Without Thermoscan, sales were virtually unchanged, as continued favorable consumer response to new products was adversely impacted by economic conditions in the key markets of Japan, Germany and Italy. In 1995, sales were substantially higher than those of the previous year, due to the success of new products.

     Sales of Oral-B products climbed significantly, reflecting increases in the United States, Latin America and other major markets. The success of new products and the favorable impact of the Pro oral care business, which was acquired in the third quarter of 1995, contributed to these gains. In 1995, the success of new products in international markets was the primary factor in the appreciable gain in sales.

     In 1996, sales of Duracell products rose considerably, due to alkaline battery volume growth in the United States and most international markets, along with the favorable impact of acquisitions in South Africa and Korea. Sales in 1995 were notably higher than in the prior year, due to volume growth of alkaline batteries in most geographic regions.

GROSS PROFIT

Gross profit increased $506 million in 1996 and $493 million in 1995. As a percent of sales, gross profit was 62.0% in 1996, compared with 62.4% and 63.2% in 1995 and 1994, respectively. The decrease in 1996 was

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


due primarily to sales of new battery products with lower profit margins, partially offset by improved gross margins in other business segments.

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to 40.9% of sales, compared with 42.0% and 42.9% in 1995 and 1994, respectively. In absolute terms, these expenses rose 6.9% in 1996, 9.1% in 1995 and 13.6% in 1994.

     These increases reflected the higher level of marketing support given to major brands, such as the Gillette Sensor franchise, the Gillette Series line, new Braun products and Duracell batteries. In 1996, $710 million was spent on advertising, including sampling, and $978 million on sales promotion, for a total of $1,688 million, an increase of 9% over 1995. This compares with 1995 amounts of $704 million, $846 million and $1,550 million, respectively. In 1994, these were $641 million, $759 million and $1,400 million, respectively. The spending in 1996 represented 17.4% of sales, compared with 17.5% and 17.6% in 1995 and 1994, respectively. Spending for research and development increased 9% in 1996, compared with 10% in 1995 and 5% in 1994. Other marketing and administrative expenses rose 5% in 1996, 8% in 1995 and 9% in 1994.

PROFIT FROM OPERATIONS

Due to the merger with Duracell International Inc., the Company recorded, in the fourth quarter, merger transaction and restructuring costs of $65 million and $348 million, respectively. Merger transaction costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. The restructuring costs included $166 million for the severance of approximately 1,700 employees, primarily in international locations, and $182 million for exit costs. The ongoing restructuring programs will be completed during 1997 and 1998. Total merger-related costs reduced profit from operations by $413 million, net income by $283 million and net income per common share by $.51.

     Before merger-related costs, profit from operations in 1996 was $2.05 billion, compared with $1.80 billion in 1995 and $1.61 billion in 1994. Compared with 1995, profit from operations increased 14%, representing 21.1% of sales, compared with 20.4% and 20.3% in 1995 and 1994, respectively.

     Within the United States, profit from operations, before merger-related costs, rose 26%, compared with increases of 7% and 9% in 1995 and 1994, respectively. Outside the United States, it increased 7%, compared with 15% and 17% in 1995 and 1994, respectively.

     An analysis of profit from operations by business segment follows.

                                                                 % Increase/
                                 (Millions of dollars)           (Decrease)
                     ------------------------------------ -----------------
                      96(a)    96(b)       95       94    96/95(b)   95/94
---------------------------------------------------------------------------
Blades & Razors ...  $1,062    $1,098    $  960   $  878     14        9
Toiletries &
   Cosmetics ......      87        91        75       79     21       (6)
Stationery
   Products .......     122       122       109       95     12       15
Braun Products ....     300       300       255      200     18       27
Oral-B Products ...      58        58        33       25     75       31
Duracell Products .     142       450       428      388      5       10
                     -----------------------------------     -----------
                      1,771     2,119     1,860    1,665     14       12
                     -----------------------------------     ===========
Corporate              (135)      (70)      (61)     (50)
                     -----------------------------------
                     $1,636    $2,049    $1,799   $1,615
                     ===================================

(a) after merger-related charges   (b) before merger-related charges
See Notes to Consolidated Financial Statements for geographic area and segment data.

     Profits for the blade and razor segment rose substantially in 1996 and considerably in 1995, due to continued sales growth, improved product mix and lower product costs.

     In 1996, the toiletries and cosmetics segment reported significantly higher profits, due to sales growth, lower product costs and lower operating expenses. Profits in 1995 declined, as substantial gains in most markets did not offset the unfavorable impact of adverse economic conditions on Jafra Mexico.

     Profits for the stationery segment climbed sharply in 1996 and 1995, due to sales growth driven by new products, improved product mix and lower product costs.

     In 1996 and 1995, profits for the Braun segment were significantly higher, reflecting increased sales of products with higher profit margins, as well as lower operating costs.

     Oral-B profits increased substantially in 1996 and 1995, due primarily to the success of new products with higher margins, as well as lower operating expenses.

     Before merger-related charges, the Duracell segment reported higher profits in 1996 and 1995, due to increased sales volume and lower operating expenses.

NONOPERATING CHARGES/INCOME

Net interest expense (interest expense less interest income) amounted to $67 million in 1996, $73 million in 1995 and $68 million in 1994. The decrease in 1996 was due primarily to lower average interest rates. Net interest expense was higher in 1995, due to lower interest income.

     Net exchange losses of $32 million in 1996, which compared with the 1995 and 1994 totals of $16 million and $81 million, respectively, were attributable prima-

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


rily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 28. In 1996, the negative adjustment was $22 million, compared with a negative adjustment of $100 million in 1995 and a favorable adjustment of $45 million in 1994.

TAXES AND NET INCOME

The effective tax rate was 37.8% in 1996, compared with rates of 37.1% in 1995 and 37.0% in 1994.

     Net income for 1996 was $949 million, compared with $1,069 million in 1995 and $919 million in 1994. Net income per common share in 1996 was $1.71, compared with $1.94 and $1.67 in 1995 and 1994, respectively. Excluding the charge for merger-related costs, net income increased 15% to $1,232 million, and net income per common share increased 14% to $2.22.

[ ] FINANCIAL CONDITION

Since the Gillette merger with Duracell was accomplished through the exchange of stock, with no new debt incurred, the Company's financial condition continued to be strong in 1996. Net debt of the Company increased $422 million during 1996, reflecting spending for the acquisition of businesses in the Company's core categories, particularly the battery business, and increased capital spending.

     Net debt (total debt net of associated swaps, less cash and short-term investments) at December 31, 1996, amounted to $2.08 billion, compared with $1.66 billion in 1995 and $1.43 billion in 1994.

     After the issuance of shares for the exchange with Duracell shareholders, the Company's market value exceeded $43 billion at the end of 1996, while book equity amounted to $4.49 billion. Stock repurchase programs of Gillette and Duracell were terminated after the merger was announced in 1996.

     Net cash provided by operating activities in 1996 was $1.01 billion, compared with $1.05 billion in 1995 and $1.03 billion in 1994. Growth in working capital requirements in all three years reflected the growth in the business. The current ratio of the Company was 1.62 for 1996, compared with ratios of 1.58 for 1995 and 1.66 for 1994.

     Capital spending in 1996 amounted to a record $830 million, compared with $593 million in 1995 and $498 million in 1994. Spending in all three years principally reflected significant investments in the blade and razor, Duracell and Braun product segments.

     In 1996, the Company spent $300 million for acquisitions, principally in the battery business, compared with $278 million in 1995 and $26 million in 1994. Acquisitions in 1995 and 1994 were in other core business areas.

     In December 1996, the Company replaced the revolving credit facilities of Gillette and Duracell with new revolving facilities provided by a syndicate of 19 banks for $400 million, expiring December 1997, and $1.1 billion, expiring December 2001. The Company will continue to use these facilities to provide back-up to its commercial paper program.

     The Company generally borrows through the U.S. commercial paper market. At year-end 1996, there was $1.09 billion outstanding under the Gillette and Duracell commercial paper programs, compared with $599 million at the end of 1995 and $510 million at the end of 1994.

     Both Moody's and Standard & Poor's reconfirmed the Company's long-term credit ratings in 1996 following the merger announcement. Moody's rates the Company's long-term debt Aa3, while the Standard & Poor's rating is AA-. The commercial paper rating is P1 by Moody's and A1+ by S&P.

     Gillette will continue to have capital available for growth through both internally generated funds and substantial credit resources. The Company has substantial unused lines of credit and access to worldwide financial market sources for funds.

FORWARD-LOOKING INFORMATION

Management is unaware of any trends or conditions that could have a material adverse effect on the Company's consolidated financial position, future results of operations or liquidity.

     However, investors should also be aware of factors that could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.

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

     The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, with the internal auditors and with the financial officers of the Company to review matters relating to the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's statement of policy as to the conduct of its business, including proper accounting, financial reporting and management of the relationship with the auditors. In addition, it is responsible for recommending the appointment of the Company's independent auditors, subject to stockholder approval.

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS'
REPORT

[LOGO]
KPMG Peat Marwick LLP

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE GILLETTE COMPANY

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1996 and 1995, and the related consolidated statements of income and earnings reinvested in the business and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
-------------------------


Boston, Massachusetts
January 30, 1997

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF INCOME AND EARNINGS
REINVESTED IN THE BUSINESS


(Millions of dollars, except per share amounts)
Years Ended December 31, 1996, 1995 and 1994                                 1996         1995         1994
-----------------------------------------------------------------------------------------------------------
NET SALES .........................................................      $9,697.7     $8,834.5     $7,935.1
Cost of Sales .....................................................       3,681.7      3,324.0      2,917.9
                                                                         ----------------------------------
GROSS PROFIT ......................................................       6,016.0      5,510.5      5,017.2

Selling, General and Administrative Expenses ......................       3,966.7      3,711.3      3,402.5
Merger-Related Costs ..............................................         413.0       --           --
                                                                         ----------------------------------
PROFIT FROM OPERATIONS ............................................       1,636.3      1,799.2      1,614.7

Nonoperating Charges (Income)
 Interest income ..................................................          (9.9)       (12.5)       (20.5)
 Interest expense .................................................          76.8         85.4         88.4
 Other charges - net ..............................................          44.4         26.5         88.4
                                                                         ----------------------------------
                                                                            111.3         99.4        156.3
                                                                         ----------------------------------
INCOME BEFORE INCOME TAXES ........................................       1,525.0      1,699.8      1,458.4
Income Taxes ......................................................         576.3        630.7        539.3
                                                                         ----------------------------------
NET INCOME ........................................................         948.7      1,069.1        919.1
Preferred Stock dividends, net of tax benefit .....................           4.6          4.7          4.7
                                                                         ----------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS .......................         944.1      1,064.4        914.4
Earnings Reinvested in the Business at beginning of year ..........       3,704.2      3,028.6      2,438.8
                                                                         ----------------------------------
                                                                          4,648.3      4,093.0      3,353.2
Common Stock dividends declared ...................................         479.6        388.8        324.6
                                                                         ----------------------------------
Earnings Reinvested in the Business at end of year ................      $4,168.7     $3,704.2     $3,028.6
                                                                         ==================================

NET INCOME PER COMMON SHARE .......................................      $   1.71     $   1.94     $   1.67

Weighted average number of common shares outstanding (millions)...          553.5        549.9        548.2

-----------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.


THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE
SHEET

(Millions of dollars)
December 31, 1996 and 1995                                                            1996        1995
------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents .................................................     $    76.9    $   81.6
 Short-term investments, at cost, which approximates market value ..........           7.0         1.6
 Receivables, less allowances: 1996 - $80.8; 1995 - $82.1 ..................       2,724.6     2,290.8
 Inventories ...............................................................       1,358.2     1,267.6
 Deferred income taxes .....................................................         359.3       246.8
 Prepaid expenses ..........................................................         227.2       199.3
                                                                                 ---------------------
  TOTAL CURRENT ASSETS .....................................................       4,753.2     4,087.7
                                                                                 ---------------------
PROPERTY, PLANT AND EQUIPMENT, at cost less accumulated depreciation .......       2,565.8     2,053.2
INTANGIBLE ASSETS, less accumulated amortization ...........................       2,626.2     2,403.4
OTHER ASSETS ...............................................................         490.1       395.8
                                                                                 ---------------------
                                                                                 $10,435.3    $8,940.1
                                                                                 =====================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Loans payable .............................................................     $   656.7    $  634.7
 Current portion of long-term debt .........................................          14.5        26.5
 Accounts payable and accrued liabilities ..................................       1,964.9     1,609.8
 Income taxes ..............................................................         298.6       319.4
                                                                                 ---------------------
  TOTAL CURRENT LIABILITIES ................................................       2,934.7     2,590.4
                                                                                 ---------------------
LONG-TERM DEBT .............................................................       1,490.4     1,048.4
DEFERRED INCOME TAXES ......................................................         298.9       303.4
OTHER LONG-TERM LIABILITIES ................................................       1,190.5     1,076.1
MINORITY INTEREST ..........................................................          29.9        21.5

STOCKHOLDERS' EQUITY
 8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
    Issued: 1996 - 157,925 shares; 1995 - 160,701 shares ...................          95.2        96.9
 Unearned ESOP compensation ................................................         (25.2)      (34.3)
 Common stock, par value $1 per share
    Authorized 1,160,000,000 shares
  Issued: 1996 - 671,431,800 shares; 1995 - 667,068,820 shares .............         671.4       667.1
 Additional paid-in capital ................................................       1,158.6     1,011.7
 Earnings reinvested in the business .......................................       4,168.7     3,704.2
 Cumulative foreign currency translation adjustments .......................        (521.6)     (499.5)
 Treasury stock, at cost:
    1996 - 115,353,687 shares; 1995 - 115,254,353 shares ...................      (1,056.2)   (1,045.8)
                                                                                 ---------------------
  TOTAL STOCKHOLDERS' EQUITY ...............................................       4,490.9     3,900.3
                                                                                 ---------------------
                                                                                 $10,435.3    $8,940.1
                                                                                 =====================
------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT
OF CASH FLOWS

(Millions of dollars)
Years Ended December 31, 1996, 1995 and 1994                       1996        1995        1994
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income ..............................................     $  948.7    $1,069.1    $  919.1
 Adjustments to reconcile net income to net cash
    provided by operating activities:
  Merger-related costs ...................................        283.0      --          --
  Depreciation and amortization ..........................        381.1       343.5       302.9
  Other ..................................................       --            (2.8)        9.9
  Changes in assets and liabilities, net of effects
     from acquisition of businesses:
   Accounts receivable ...................................       (459.1)     (387.2)     (206.4)
   Inventories ...........................................       (104.8)     (118.9)     (108.5)
   Accounts payable and accrued liabilities ..............         66.9        91.2        82.2
   Other working capital items ...........................       (141.6)       20.6        11.0
   Other noncurrent assets and liabilities ...............         34.2        31.6        19.1
                                                               --------------------------------
    Net cash provided by operating activities ............      1,008.4     1,047.1     1,029.3
                                                               --------------------------------
INVESTING ACTIVITIES
 Additions to property, plant and equipment ..............       (829.7)     (593.1)     (498.0)
 Disposals of property, plant and equipment ..............         40.9        30.6        25.5
 Acquisition of businesses, less cash acquired ...........       (299.4)     (276.7)      (25.6)
 Other ...................................................         (6.4)        3.9        19.6
                                                               --------------------------------
    Net cash used in investing act...ivities .............     (1,094.6)     (835.3)     (478.5)
                                                               --------------------------------
FINANCING ACTIVITIES
 Purchase of treasury stock ..............................        (11.4)      (28.9)      (12.3)
 Proceeds from exercise of stock option and
    purchase plans .......................................        149.5        83.3        44.8
 Decrease in long-term debt ..............................       (164.5)       (8.7)     (200.6)
 Increase (decrease) in loans payable ....................        577.7       123.3       (48.0)
 Dividends paid ..........................................       (450.8)     (382.2)     (320.4)
                                                               --------------------------------
    Net cash provided by (used in) financing activities ..        100.5      (213.2)     (536.5)
                                                               --------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................        (19.0)        4.4        (0.4)
                                                               --------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........         (4.7)        3.0        13.9
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........         81.6        78.6        64.7
                                                               --------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................     $   76.9    $   81.6    $   78.6
                                                               ================================

 Supplemental disclosure of cash paid for:
  Interest ...............................................     $   94.0    $   95.0    $   91.0
  Income taxes ...........................................     $  586.1    $  414.6    $  303.8
 Noncash investing and financing activities:
  Acquisition of businesses
   Fair value of assets acquired .........................     $  361.4    $  394.9    $   19.0
   Cash paid .............................................        300.1       278.3        25.6
                                                               --------------------------------
    Liabilities assumed ..................................     $   61.3    $  116.6    $   (6.6)
                                                               ================================

-----------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[ ] BUSINESS COMBINATION

In December 1996, Gillette completed a merger with Duracell International Inc., hereafter collectively referred to as the Company, by exchanging 109.7 million shares of its common stock for all of the common stock of Duracell. Each share of Duracell was exchanged for .904 of one share of Gillette common stock. In addition, outstanding Duracell employee stock options were converted at the same exchange factor into options to purchase approximately 4.4 million shares of Gillette common stock.

     The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Duracell as though it had always been a part of Gillette.

     Prior to the merger, Duracell's fiscal year ended on June 30. In recording the business combination, Duracell's prior period financial statements have been restated to a year ended December 31, to conform with Gillette's fiscal year-end.

     There were no transactions between Gillette and Duracell prior to the combination, and immaterial adjustments were recorded to conform Duracell's accounting policies. Certain reclassifications were made to the Duracell financial statements to conform to Gillette's presentations.

     The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow.


                          Nine Months
                                Ended     Year Ended     Year Ended
                        September 30,   December 31,   December 31,
(Millions of dollars)            1996           1995           1994
-------------------------------------------------------------------
Net Sales
 Gillette ...........        $5,225.9       $6,794.7       $6,070.2
 Duracell ...........         1,470.8        2,039.8        1,864.9
                             --------------------------------------
  Combined  .........        $6,696.7       $8,834.5       $7,935.1
                             ======================================
Net Income
 Gillette. ..........        $  696.7       $  823.5       $  698.3
 Duracell ...........           136.7          245.6          220.8
                             --------------------------------------
  Combined  .........        $  833.4       $1,069.1       $  919.1
                             ======================================

     In connection with the merger, the Company recorded in the fourth quarter a charge to operating expenses of $413 million ($283 million after taxes, or $.51 per common share) for direct and other merger-related costs pertaining to the merger transaction and certain restructuring programs.

     Merger transaction costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. Restructuring costs included severance and outplacement of terminated employees and exit costs.

     Details of the merger-related costs follow.

                                  1996     Utilized
(Millions of dollars)         Provision     in 1996    Balance
--------------------------------------------------------------
Merger Transaction Costs .....   $ 65.0      $ 30.3     $ 34.7
Restructuring Costs
 Employee severance  .........    165.9        --        165.9
 Exit costs  .................    182.1        84.8       97.3
                                 -----------------------------
Total                            $413.0      $115.1     $297.9
                                 =============================

     Restructuring activities primarily relate to the consolidation of distribution and administrative functions. These actions will result in the phased reduction of approximately 1,700 employees, primarily in international locations, and will include consolidation and closure of certain facilities. Exit costs include activities such as cancellation of lease agreements and distributor contracts, and the writedown of unutilized assets. At December 31, 1996, $185 million and $113 million relating to these programs were classified as current liabilities and long-term liabilities, respectively.

[ ] SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm with manufacturing operations conducted at 64 facilities in 27 countries and products distributed through wholesalers, retailers and agents in over 200 countries and territories. The Company is the world leader in male grooming products, a category that includes blades and razors, shaving preparations and electric shavers, and also in selected female grooming products, such as wet shaving products and hair epilation appliances. The Company is the world's top seller of writing instruments and correction products and is the world leader in toothbrushes, oral care appliances and alkaline batteries.

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

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company accounts and transactions are eliminated.

     The Company has certain manufacturing and research joint venture contracts that are accounted for using the equity method of accounting. These contracts commit the Company to fund and guarantee approximately $48 million of capital contributions and loan commitments.

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

INTANGIBLE ASSETS

Intangible assets principally consist of goodwill, which is amortized on the straight-line method, generally over a period of 40 years. Other intangible assets are amortized on the straight-line method over a period of from 13 to 40 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the applicable related business indicates that the carrying amounts of the assets may not be recoverable.

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

INCOME TAXES

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $2.83 billion at December 31, 1996.

RECLASSIFICATION OF PRIOR YEARS

Prior year financial statements have been reclassified to conform to the 1996 presentations.

[ ] ACQUISITIONS AND DIVESTITURES

In 1996, the Company acquired businesses in the Duracell, blade and razor and stationery segments for an aggregate amount of $300 million. These acquisitions have been accounted for by the purchase method of accounting. Their results of operations, which have been included in the Company's consolidated financial statements, have not materially affected the consolidated financial position, results of operations or liquidity of the Company.

     In 1995, the Company acquired businesses in the blade and razor, Braun and Oral-B segments and completed payments on prior acquisitions for a total cost of $278 million.

[ ] FOREIGN CURRENCY
    TRANSLATION

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

     An analysis of this account follows.

(Millions of dollars)                 1996       1995        1994
-----------------------------------------------------------------
Balance at beginning of year ...   $(499.5)   $(400.0)    $(445.0)
Translation adjustments,
   including the effect of
   hedging .....................      18.4     (124.8)       48.5
Related income tax effect  .....     (40.5)      25.3        (3.5)
                                   ------------------------------
Balance at end of year .........   $(521.6)   $(499.5)    $(400.0)
                                   ==============================

     Included in Other charges are net exchange losses of $32 million, $16 million and $81 million for 1996, 1995 and 1994, respectively.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[ ] INVENTORIES


                               December 31,   December 31,
(Millions of dollars)                  1996           1995
----------------------------------------------------------
Raw materials and supplies ...     $  281.2       $  273.1
Work in process ..............        161.4          185.4
Finished goods ...............        915.6          809.1
                                   -----------------------
                                   $1,358.2       $1,267.6
                                   =======================

[ ] PROPERTY, PLANT AND
    EQUIPMENT
----------------------------------------------------------
Land .........................     $   69.2       $   57.0
Buildings ....................        673.4          612.0
Machinery and equipment ......      3,818.6        3,266.6
                                   -----------------------
                                    4,561.2        3,935.6
Less accumulated
   depreciation ..............      1,995.4        1,882.4
                                   -----------------------
                                   $2,565.8       $2,053.2
                                   =======================


[ ] INTANGIBLE ASSETS

----------------------------------------------------------
Goodwill ($43.8 million not
   subject to amortization) ..     $2,126.0       $1,829.8
Other intangible assets ......      1,133.2        1,119.6
                                   -----------------------
                                    3,259.2        2,949.4
Less accumulated
   amortization ..............        633.0          546.0
                                   -----------------------
                                   $2,626.2       $2,403.4
                                   =======================


[ ] ACCOUNTS PAYABLE AND
    ACCRUED LIABILITIES

----------------------------------------------------------
Accounts payable .............     $  547.3       $  498.0
Advertising and sales
   promotion .................        356.2          301.3
Payroll and payroll taxes ....        269.8          270.1
Other taxes ..................         74.0           71.1
Interest payable .............          6.8           11.4
Dividends payable on
   common stock ..............        100.1           66.7
Merger-related costs .........        184.6             --
Miscellaneous ................        426.1          391.2
                                   -----------------------
                                   $1,964.9       $1,609.8
                                   =======================


[ ] OTHER LONG-TERM
    LIABILITIES

----------------------------------------------------------
Pensions .....................     $  470.7       $  466.2
Postretirement medical .......        309.9          310.1
Incentive plans ..............        153.0          131.6
Merger-related costs .........        113.3             --
Miscellaneous ................        143.6          168.2
                                   -----------------------
                                   $1,190.5       $1,076.1
                                   =======================

[ ] DEBT

Commercial paper included in Loans payable was nil at December 31, 1996, and $223 million at December 31, 1995. The Company's commercial paper program is supported by its revolving credit facilities.

     A summary of long-term debt follows.


                          December 31,    December 31,
(Millions of dollars)             1996            1995
------------------------------------------------------
Commercial paper ...........  $1,087.3        $  376.0
5.75% Notes due 2005 .......     200.0           200.0
6.25% Notes due 2003 .......     150.0           150.0
4.75% Notes due 1996 .......        --           150.0
8.03% Guaranteed ESOP
   notes due through 2000 ..      31.3            41.2
Other, primarily foreign
   currency borrowings .....      36.3           157.7
                              ------------------------
Total long-term debt           1,504.9         1,074.9
Less current portion              14.5            26.5
                              ------------------------
Long-term portion             $1,490.4        $1,048.4
                              ========================


     At December 31, 1996, the Company had swap agreements that converted the $150 million notes due 2003 and the $200 million notes due 2005 from U.S. dollar-denominated long-term fixed rate debt securities into Deutschmark principal and floating interest rate obligations over the term of the respective issues, resulting in an aggregate principal amount of $355 million at a weighted average interest rate of 3.3%. At December 31, 1995, the Company had swap agreements that converted the $500 million in U.S. dollar-denominated long-term fixed rate debt notes into multicurrency principal and floating interest rate obligations, with an aggregate principal amount of $533 million at a weighted average interest rate of 4.7%.

     The Company also had a forward exchange contract at December 31, 1996, maturing in 1997, that established a $32 million Yen principal, .7% interest obligation, with respect to $34 million of U.S. dollar commercial paper debt included in Long-Term Debt. At December 31, 1995, a similar contract established a $42 million Yen principal, .5% interest obligation, with respect to $43 million of U.S. dollar commercial paper debt included in Long-Term Debt.

     Additionally, at December 31, 1996, Duracell had interest rate swaps, maturing in 1998 and 1999, that converted $150 million of U.S. dollar commercial paper debt, included in Long-Term Debt, and $50 million of Loans payable from floating to fixed rate obligations at a weighted average interest rate of 7.1%. Such contracts had a weighted average interest rate of 7.4% at December 31, 1995.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


     Exchange rate movements give rise to changes in the values of the foreign currency related agreements that offset changes in the value of the underlying exposure. Amounts associated with these agreements were liabilities of $3.4 million at December 31, 1996, and $32.6 million at December 31, 1995.

     The weighted average interest rate on Loans payable, including associated swaps, was 4.4% at December 31, 1996, and 6.0% at December 31, 1995. The weighted average interest rate on total long-term debt, including associated swaps, and excluding the guaranteed ESOP notes, was 5.3% at December 31, 1996, compared with 5.5% at December 31, 1995.

     The Company has a $400 million revolving bank credit agreement that expires in December 1997 and a $1.1 billion revolving bank credit agreement expiring in December 2001, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay an average facility fee of .05% per annum. At year-end 1996 and 1995, there were no borrowings under such agreements.

     In addition, at December 31, 1996, Duracell had $794 million in revolving credit facilities, of which borrowings thereon amounted to $30 million and $110 million at year-end 1996 and 1995, respectively. In January 1997, outstanding borrowings were repaid and the facilities terminated.

     Based on the Company's intention and ability to maintain its $1.1 billion revolving credit agreement beyond 1997, $1.09 billion of commercial paper borrowings and $13 million of loans payable were classified as long-term debt at December 31, 1996. As of December 31, 1995, $376 million of commercial paper borrowings, the $150 million notes due 1996 and $119 million of loans payable were so classified.

     Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1996, are $14.5 million, $16.4 million, $18.2 million, $5.0 million and $.2 million, respectively.

     Unused lines of credit, excluding the above Duracell revolving credit facilities, amounted to $2.4 billion at December 31, 1996.

[ ] FINANCIAL INSTRUMENTS

The Company uses financial instruments, principally swaps, forward contracts and options, to effectively achieve its financing strategy and to hedge foreign currency, commodity and equity-linked employee compensation exposures. These contracts hedge transactions and balances for periods consistent with its committed exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes, nor is it a party to any leveraged contracts.

     Realized and unrealized foreign exchange gains and losses on financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures. The interest differential paid or received on swap and forward agreements is recognized as an adjustment to interest expense.

     In the fourth quarter of 1996, the Company purchased foreign currency put options that protect 1997 U.S. dollar results of foreign operations in selected currencies. The strike price is $1.24 billion, with a cost of $9.9 million. The options, which mature in 1997, are marked to market and are included within profit from operations. At December 31, 1995, a similar contract, which expired unexercised in 1996, had a strike price of $847 million and a cost of $4.7 million.

     The Company has also hedged certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts that mature in 1998, 2002 and 2003. At December 31, 1996, the notional principal amount of such contracts was $53 million, with a cost of $7.8 million. At December 31, 1995, the notional principal amounts of such contracts was $33 million, with a cost of $2.8 million. The cost is amortized over the duration of the contracts, and gains or losses are recognized as adjustments to the carrying amount of the underlying liabilities.

     In addition, the Company utilizes swaps to fix the price on a portion of certain commodities used in the manufacturing process. As of year-end 1996, $45 million of commodity swaps was outstanding, maturing through June 1998. Such contracts at December 31, 1995, amounted to $25 million. The maturity of the contracts highly correlates to the actual purchases of the commodity, and contract values are reflected in the cost of the commodity as it is actually purchased.

     At December 31, 1996, Duracell had foreign exchange contracts of $342 million related to identified third party commitments and intercompany transactions. These contracts mature within one year and will not be renewed. At December 31, 1995, similar contracts amounted to $213 million.

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

                                    Carrying     Estimated
(Millions of dollars)                 Amount    Fair Value
--------------------------------------------------------------
DECEMBER 31, 1996
Long-term investments ...........  $   108.0     $   112.4
Total long-term debt ............   (1,504.9)     (1,490.8)
Foreign currency, interest rate
   and commodity contracts ......       (3.8)        (13.9)
Equity contracts ................       14.0          18.8

DECEMBER 31, 1995
Long-term investments ...........  $    86.7     $    89.3
Total long-term debt ............   (1,074.9)     (1,079.5)
Foreign currency, interest rate
   commodity contracts ..........      (18.6)        (38.0)
Equity contracts ................        3.2           3.3


     The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities. The fair values of foreign currency, interest rate, equity and commodity contracts are estimated based on dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current credit worthiness of the counterparties.

[ ] CONTINGENCIES

The Company is subject to legal proceedings and claims arising out of its business that cover a wide range of matters, including antitrust and trade regulation, contracts, environmental issues, product liability, patent and trademark matters, and taxes.

     In connection with its merger with Duracell International Inc., the Company assumed certain environmental liabilities. These liabilities arose when Duracell was notified by certain state and Federal environmental protection agencies that it is a potentially responsible party under Superfund legislation. The Company has accrued its best estimate of its obligations with respect to these sites at December 31, 1996. It is reasonably possible that the Company's recorded estimate of its obligations may change in the near term.

     Management, after review and consultation with counsel, considers that any liability from all of these pending lawsuits and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.

[ ] COMMITMENTS

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $58 million in 1997, $44 million in 1998, $29 million in 1999, $23 million in 2000, $21 million in 2001 and $23 million for years thereafter. Rental expense amounted to $93 million in 1996, $88 million in 1995 and $84 million in 1994. In 1996, the Company exercised its option to purchase a group headquarters facility for approximately $70 million.

[ ] RESEARCH AND DEVELOPMENT

Research and development costs, included in selling, general and administrative expenses, amounted to $204 million in 1996, $187 million in 1995 and $169 million in 1994.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


[ ]  INCOME TAXES

Deferred income taxes are recognized for the expected tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

     Income before income taxes and income tax expense are summarized below.

 (Millions of dollars)                        1996           1995         1994
------------------------------------------------------------------------------
Income before income taxes
 United States .....................      $  879.8       $  738.4     $  667.0
 Foreign ...........................         645.2          961.4        791.4
                                          ------------------------------------
Total income before
   income taxes ....................      $1,525.0       $1,699.8     $1,458.4
                                          ====================================
Current tax expense
 Federal ...........................      $  319.4       $  265.8     $  103.7
 Foreign ...........................         306.5          270.6        259.4
 State .............................          67.4           51.7         33.5
Deferred tax expense
 Federal ...........................         (65.6)           7.9         96.3
 Foreign ...........................         (51.7)          36.7         33.8
 State .............................            .3           (2.0)        12.6
                                          ------------------------------------
Total income tax expense ...........      $  576.3       $  630.7     $  539.3
                                          ====================================


     A reconciliation of the statutory Federal income tax rate to the Company's effective tax rate follows.

 (Percent)                                    1996           1995         1994
------------------------------------------------------------------------------
Statutory Federal tax rate .........          35.0%          35.0%        35.0%
Tax benefit not currently
   utilized ........................            .4             .3           .2
Utilization of net operating
   loss carryforwards ..............           (.4)           (.5)         (.2)
Goodwill amortization ..............            .3             .3           .3
Rate differential on
   foreign income ..................            --            (.9)         1.2
Effect of foreign currency
   translation .....................            .2             .4           --
State taxes (net of
   Federal tax benefits) ...........           2.6            1.9          2.1
Other differences ..................          (1.7)            .6         (1.6)
                                              --------------------------------
Effective tax rate before
   merger-related costs ............          36.4           37.1         37.0
Merger-related costs ...............           1.4             --           --
                                              --------------------------------
Effective tax rate .................          37.8%          37.1%        37.0%
                                              ================================

     The components of deferred tax assets and deferred tax liabilities are shown below.

                                           1996                         1995
                                  Deferred      Deferred       Deferred       Deferred
                                       Tax           Tax            Tax            Tax
(Millions of dollars)               Assets   Liabilities         Assets    Liabilities
--------------------------------------------------------------------------------------
CURRENT
 Advertising and
    sales promotion ..........      $ 30.9        $ --          $  11.4         $ --
 Benefit plans ...............        69.0          --             49.7           --
 Inventory reserves ..........        23.2          --             19.8           --
 Merger-related
    costs ....................        85.2          --             --             --
 Misc. reserves and
    accruals .................        41.0          --             28.9           --
 Operating loss ..............
    and credit
    carryforwards ............        12.6          --             14.6           --
 Other .......................        97.4          --            122.4           --
                                    --------------------        ----------------------
  Total current ..............       359.3          --            246.8           --
                                    ------        ======        -------         ======
  Net current ................       359.3          --            246.8
                                    ======                      =======
NONCURRENT
 Benefit plans ...............       136.4          --            121.4           --
 Intangibles .................        --           250.7           --            265.5
 Merger-related
    costs ....................        44.8          --             --             --
 Operating loss
    and credit
    carryforwards ............        37.8          --             47.2           --
 Property, plant
    and equipment ............        --           223.5           --            184.4
 Other .......................        --            17.0           1.6            --
                                    --------------------        ----------------------
  Total noncurrent ...........       219.0         491.2         170.2           449.9
                                    --------------------        ----------------------
Valuation allowance ..........      $(26.7)                     $(23.7)
                                    ======                      ======
Net noncurrent ...............                    $298.9                        $303.4
                                                  ======                        ======
Net Deferred Tax
   Assets/Liabilities ........      $ 60.4                                      $ 56.6
                                    ======                                      ======


THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[ ] PENSION PLANS

The Company has various retirement programs, including defined benefit, defined contribution and other plans, that cover most employees worldwide. In the U.S., the Company has noncontributory defined benefit plans in effect for substantially all of its employees. Benefits are based primarily on years of service and employees' compensation. The funding policy of the Company for these plans is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act. In Germany, under common local practice and enabling tax law, pension costs are accrued but unfunded.

     Total pension expense for 1996 was $89.9 million, compared with $97.5 million and $79.0 million in 1995 and 1994, respectively. The components of net pension expense follow.


                                                            1996                    1995                    1994
                                                     -------------------    -------------------    -------------------
(Millions of dollars)                                Domestic    Foreign    Domestic    Foreign    Domestic    Foreign
----------------------------------------------------------------------------------------------------------------------
Defined Benefit Plans
 Service cost--benefits earned ....................   $  28.8    $  31.9     $  24.2     $ 29.9      $ 22.1    $  27.5
 Interest cost on projected benefit obligation ....      55.7       53.3        53.4       50.2        44.3       42.9
 Actual return on plan assets .....................    (118.0)     (66.1)     (152.7)     (58.6)        (.9)     (33.7)
 Net amortization and deferral ....................      64.1       29.0       113.2       27.6       (38.3)       6.3
                                                      ------------------     ------------------      -----------------
                                                         30.6       48.1        38.1       49.1        27.2       43.0
Other Pension Costs
 Defined contribution plans .......................      --          3.7        --          4.1        --          3.3
 Foreign plans not on SFAS 87 .....................      --          7.5        --          6.2        --          5.5
                                                      ------------------     ------------------      -----------------
Total Pension Expense .............................   $  30.6    $  59.3     $  38.1     $ 59.4      $ 27.2    $  51.8
                                                      ==================     ==================      =================

     The funded status of the Company's principal defined benefit plans and the amounts recognized in the balance sheet at December 31 follow.

----------------------------------------------------------------------------------------------------------------------
Vested benefit ....................................   $ 629.2    $ 675.5     $ 601.4     $ 599.1     $ 463.6   $ 511.8
Nonvested benefit .................................      89.2       32.9        88.1        33.8        84.3      25.4
                                                      ------------------     -------------------     -----------------
Accumulated benefit obligation ....................     718.4      708.4       689.5       632.9       547.9     537.2
Benefit obligation related to future
   compensation levels ............................     160.8      101.1       147.8        90.8        99.6      86.7
                                                      ------------------     -------------------     -----------------
Projected benefit obligation ......................     879.2      809.5       837.3       723.7       647.5     623.9
Fair value of plan assets, invested primarily
   in equities and debt securities ................     815.7      461.7       689.7       361.6       523.2     325.4
                                                      ------------------     -------------------     -----------------
Plan assets less than projected benefit obligation      (63.5)    (347.8)     (147.6)     (362.1)     (124.3)   (298.5)
Unrecognized transition obligation ................       1.1        9.9          .3        12.1          .1      11.0
Unrecognized prior service cost ...................       7.7       12.5        17.7         9.7        20.8      12.4
Unrecognized net loss .............................      97.2       38.3       158.3        34.6       129.6      28.9
Minimum liability adjustment ......................     (25.8)     (11.3)      (23.3)      (16.8)       (2.4)     (8.2)
                                                      ------------------     -------------------     -----------------
Net prepaid (accrued) pension cost included
   in consolidated balance sheet ..................   $  16.7    $(298.4)    $   5.4     $(322.5)    $  23.8   $(254.4)
                                                      ==================      ==================     =================


     The primary assumptions used in determining related obligations of the plans are shown below.

(Percent)
---------------------------------------------------------------------------------------------------------------------------
Discount rates                                          7      6- 8-1/4  6 3/4,7-1/2    6  - 9    7-1/2, 8-1/2     5- 9
Increases in compensation levels                        5      3- 6-1/2     5, 6-1/2  3-1/2- 6-1/2  5, 6-1/2   3-1/2- 6-1/2
Long-term rates of return on assets                     9      6-10-1/2        9         6 -10-1/2     9          5-10
---------------------------------------------------------------------------------------------------------------------------

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


[ ] OTHER RETIREE BENEFITS

The Company and its subsidiaries provide certain health care and life insurance benefits to eligible retired employees, principally in the United States. Substantially all of the Company's domestic employees and some employees in other countries become eligible for these benefits upon retirement. Domestic participants under the Gillette plans who retire after January 1, 1992, share in the cost of their health care benefits if hired before July 1, 1990, or pay all of such costs if hired after that date. The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. Duracell health care benefits are offered on a shared-cost basis.

     The other postretirement benefit expense for 1996, 1995 and 1994 was $16.4 million, $19.2 million and $16.2 million, respectively, as follows.


(Millions of dollars)                              1996         1995         1994
---------------------------------------------------------------------------------
Interest cost ...........................        $ 19.2       $ 23.4       $ 19.8
Service cost (income) ...................           1.6           .2         (1.4)
Actual return on assets .................          (3.5)        (3.4)        --
Net amortization and expense ............           (.9)        (1.0)        (2.2)
                                                 --------------------------------
Other postretirement benefit
   expense ..............................        $ 16.4       $ 19.2       $ 16.2
                                                 ================================


     The status of the Company's plans and the amounts recognized in the balance sheet follow.

(Millions of dollars) ...................          1996         1995         1994
---------------------------------------------------------------------------------
Retirees ................................        $171.9       $182.2       $154.1
Fully eligible active employees .........          25.3         30.8         34.9
Other active employees ..................          69.1         67.2         81.4
                                                 --------------------------------
Accumulated postretirement
   benefit obligation ...................         266.3        280.2        270.4
Fair value of plan assets ...............         (24.0)       (17.4)       (10.3)
Unrecognized net gain ...................          67.6         47.3         30.6
                                                 --------------------------------
Accrued postretirement liability ........        $309.9       $310.1       $290.7
                                                 ================================

     Primary assumptions used in determining costs and benefits obligations of the principal retiree benefit plans are shown below.

                                             1996          1995         1994
----------------------------------------------------------------------------
Discount rates ............................     7%      6.75, 8%      8, 8.5%
Health care cost trend
   rates--initial .........................    10%       10, 11%    10.6, 12%
Health care cost trend
   rates--ultimate ........................     5%       5, 5.4%      5, 5.4%
Years in which
   ultimate trend rate
   achieved ...............................  2001    2001, 2002   2001, 2002

     A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 13%, and interest and service cost by 16%, in 1996. Outside the United States, the assumptions used were consistent with, but not identical to, those used domestically.

     ESOP shares allocated to eligible participants reduce the Company's obligations over the period of allocation. The account balance is assumed to have an annual yield of 12%. In addition, the Company established a retiree health benefits account within its principal domestic pension plan that will be used to partially fund health care benefits for future retirees.

[ ] PREFERRED STOCK
    PURCHASE RIGHTS

At December 31, 1996, the Company had 562,395,094 preferred stock purchase rights outstanding as follows: one right for each share of common stock outstanding and a total of 6,316,981 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

     If any person acquires 15% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

     The rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.

     At December 31, 1996, there were authorized 5,000,000 shares of preferred stock without par value, of which 157,925 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


[ ] EMPLOYEE STOCK
    OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.

     Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 40 common shares at $15.07188 per share. At December 31, 1996, 157,925 Series C shares were outstanding, of which 116,082 shares were allocated to employees and the remaining 41,843 shares were held in the ESOP trust for future allocations. The 157,925 Series C shares are equivalent to 6,316,981 shares of common stock, about 1.1% of the Company's outstanding voting stock.

     The Series C stock is redeemable upon the occurrence of certain change in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends.

     The ESOP purchased the Series C shares with borrowed funds guaranteed by the Company. Company contributions to the ESOP and the dividends paid on the Series C shares are used to pay loan principal and interest semiannually over a 10-year period.

     As the ESOP loan is repaid, a corresponding amount of Series C stock held in the trust is released to participant accounts. Allocations are made quarterly to the accounts of eligible employees, generally on the basis of an equal amount per participant. In general, regular U.S. employees participate in the ESOP after completing one year of service with the Company.

     The unpaid balance of this loan is reported as a liability of the Company. An unearned ESOP compensation amount is reported as an offset to the Series C shares in the equity section.

     Plan costs and activity for this plan follow.


(Millions of dollars)                          1996          1995          1994
-------------------------------------------------------------------------------
Compensation expense .................        $ 4.4         $ 6.0         $ 6.4
Cash contributions and
   dividends paid ....................         13.0          14.2          13.9
Principal payments ...................          9.9          10.3           9.2
Interest payments ....................          3.1           3.9           4.7


[ ] STOCK OPTION AND STOCK
    EQUIVALENT UNIT PLANS

At December 31, 1996, the Company had stock-based compensation plans described below that include the pre-merger plans of Duracell. Effective with the merger, and in accordance with the terms of the Duracell stock option plans, outstanding Duracell options were assumed by the Company and converted to options to purchase Gillette common stock at a ratio of .904 of one share of Gillette common stock for each share of Duracell stock.

     Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including those who also may be officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Outstanding options have 10-year terms. They are exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options) and the granting of incentive stock options.

     The Company applied APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with FASB Statement 123, net income and net income per common share would have been reduced by $46.5 million and $.08 in 1996 and $32.3 million and $.06 in 1995, respectively. There is no effect on fully diluted earnings per share.

     The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black Scholes option pricing model, with the following weighted average assumptions used for grants in 1996 and 1995.


                                                1996                 1995
-------------------------------------------------------------------------------
Risk-free interest rates ..............     6.5, 6.7%            6.0, 6.5%
Expected option lives .................     4.6, 7.0 years       4.6, 7.0 years
Expected volatilities .................   22.0, 29.0%          22.4, 29.4%
Expected dividend yields ..............     1.2, 2.1%            1.4, 2.3%

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


     A summary of the status of the Company's stock option plan at December 31, 1996, 1995 and 1994 follows.

                                                 1996                        1995                        1994
                                       ------------------------    ------------------------    ------------------------
                                               Weighted Average            Weighted Average            Weighted Average
(Thousands of shares)                  Shares    Exercise Price    Shares    Exercise Price    Shares    Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year ....  20,750            $29.61    20,501           $25.07     19,537            $21.71
Granted                                 4,459             58.02     4,467            42.01      4,068             34.94
Exercised                              (4,983)            26.32    (3,739)           18.71     (2,510)            12.93
Cancelled                                (493)            40.98      (479)           35.91       (594)            33.68
                                      -------                     -------                     -------
Outstanding at year-end                19,733             36.58    20,750            29.61     20,501             25.07
                                      =======                     =======                     =======
Options exercisable at year-end        15,705                      13,069                      11,854
                                      =======                     =======                     =======
Weighted average fair value of
   options granted during the year    $ 16.78                      $ 11.48                    $ 11.39


     The following table summarizes information about fixed stock options outstanding at December 31, 1996.

                                    Options Outstanding                                   Options Exercisable
                     -------------------------------------------------            ----------------------------------
                                   Weighted Average
                                       Remaining
Range of                Number         Years of        Weighted Average                Number       Weighted Average
 Exercise Prices     Outstanding   Contractual Life     Exercise Price            Exercisable         Exercise Price
--------------------------------------------------------------------------------------------------------------------
$ 5-10                     1,232                2.3                $ 7                  1,232                    $ 7
 14-18                     1,385                4.6                 17                  1,385                     17
 22-30                     2,813                6.4                 24                  2,813                     24
 33-42                     9,754                6.7                 37                  9,754                     37
 43-51                       414                5.9                 45                    414                     45
 53-64                     4,135                7.0                 59                    107                     61
                          ------                                                       ------
$ 5-64                    19,733                6.0                $37                 15,705                    $31
                          ======                                                       ======

     Eligible Gillette employees may participate in two other plans. The Stock Equivalent Unit Plan provides for awards of basic stock units to key employees, although awards have not been made to executive officers since 1990. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year. Plan expense amounted to $23 million in 1996, $27 million in 1995 and $19 million in 1994.

     The Stock Purchase Plan provides for the sale at fair market value of the Company's common stock to selected key employees, excluding officers and directors. At December 31, 1996, 185,048 shares were reserved for issuance under the plan.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


[ ] COMMON STOCK AND ADDITIONAL
    PAID-IN CAPITAL

Gillette and Duracell terminated their stock repurchase programs after the merger was announced in 1996. Gillette repurchased 210,400 shares for $11.4 million in 1996. During 1994 and 1995, Duracell repurchased 904,000 shares for $41.2 million.

     Dividends declared per common share in 1996, 1995 and 1994 were $.72, $.60, and $.50 for Gillette and $1.16, $1.04 and $.88 for Duracell, respectively.


                                                           (Thousands of shares)                   (Millions of dollars)
                                                  -----------------------------------     --------------------------------------
                                                              Common Stock
                                                  -----------------------------------              Additional
                                                                                           Common     Paid-in      Treasury
                                                   Issued   In Treasury   Outstanding       Stock     Capital         Stock
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993 ..................   662,447      (115,396)      547,051      $662.4    $  925.5     $(1,047.1)
Conversion of Series C ESOP Preferred Stock ...      --              53            53         --           .3            .5
Stock option and purchase plans ...............     2,242          --           2,242         2.3        44.1           --
Purchase of Duracell Treasury stock ...........      (399)         --            (399)        (.4)      (11.9)          --
                                                  -----------------------------------      --------------------------------
Balance at December 31, 1994 ..................   664,290      (115,343)      548,947       664.3       958.0      (1,046.6)
Conversion of Series C ESOP Preferred Stock ...      --              89            89         --           .5            .8
Stock option and purchase plans ...............     3,284          --           3,284         3.3        81.6           --
Purchase of Duracell Treasury stock ...........      (505)         --            (505)        (.5)      (28.4)          --
                                                  -----------------------------------      --------------------------------
Balance at December 31, 1995 ..................   667,069      (115,254)      551,815       667.1     1,011.7      (1,045.8)
Conversion of Series C ESOP Preferred Stock ...      --             110           110         --           .7           1.0
Stock option and purchase plans ...............     4,363          --           4,363         4.3       146.2           --
Purchase of Gillette Treasury stock ...........      --            (210)         (210)        --          --          (11.4)
                                                  -----------------------------------      --------------------------------
Balance at December 31, 1996 ..................   671,432      (115,354)      556,078      $671.4    $1,158.6     $(1,056.2)
                                                  ===================================      ================================


THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


[ ] FINANCIAL INFORMATION BY BUSINESS SEGMENT

(Millions of dollars)       Blades &  Toiletries &    Stationery       Braun     Oral-B     Duracell
1996                          Razors     Cosmetics      Products    Products   Products     Products    Other  Corporate       Total
------------------------------------------------------------------------------------------------------------------------------------
Net sales ................  $2,835.7      $1,375.2      $  914.6    $1,773.4     $547.5     $2,250.8    $  .5     $  --    $ 9,697.7
Profit from operations* ..   1,061.8          86.9         122.2       300.3       57.6        142.3      (.3)    (134.5)    1,636.3
Identifiable assets ......   2,591.2         874.0       1,244.4     1,533.8      595.3      3,153.6      2.7      440.3    10,435.3
Capital expenditures .....     353.4          64.7          43.1       119.8       38.1        200.7       .1        9.8       829.7
Depreciation .............      95.7          26.4          20.2        77.9       14.8         50.9       .6        6.1       292.6

*After merger-related
   costs of ..............      36.4           4.0         --          --         --           307.6     --         65.0       413.0

1995
------------------------------------------------------------------------------------------------------------------------------------
Net sales ................  $2,634.7      $1,236.2      $  862.2    $1,621.1     $440.0     $2,039.8    $  .5     $  --    $ 8,834.5
Profit from operations ...     960.7          74.9         108.7       254.9       32.9        427.9      (.4)     (60.4)    1,799.2
Identifiable assets ......   2,123.0         695.3       1,171.2     1,483.1      523.6      2,599.8      3.3      340.8     8,940.1
Capital expenditures .....     219.5          54.4          43.5       110.5       39.6        122.0       .1        3.5       593.1
Depreciation .............      84.6          28.4          19.1        69.8       11.6         48.0       .4        3.6       265.5

1994
 -----------------------------------------------------------------------------------------------------------------------------------
Net sales ................  $2,350.7      $1,162.0      $  806.7    $1,348.2     $401.9     $1,864.9    $  .7     $  --    $ 7,935.1
Profit from operations ...     878.2          79.3          94.9       200.4       25.0        388.0      (.5)     (50.6)    1,614.7
Identifiable assets ......   1,833.6         615.2       1,103.4     1,089.9      347.5      2,453.9      3.0      320.8     7,767.3
Capital expenditures .....     181.1          33.0          30.4       110.0       38.2         98.2       .4        6.7       498.0
Depreciation .............      72.5          20.2          23.8        57.3        8.0         42.8       .4        1.9       226.9
------------------------------------------------------------------------------------------------------------------------------------


[ ] FINANCIAL INFORMATION BY GEOGRAPHIC AREA

 (Millions of dollars)       Western         Latin                       Total       United
1996                          Europe       America         Other       Foreign       States      Corporate          Total
-------------------------------------------------------------------------------------------------------------------------
Net sales ................  $3,067.7      $1,105.2      $1,944.1      $6,117.0     $3,580.7         $  --       $ 9,697.7
Profit from operations* ..     534.8         210.2         306.1       1,051.1        719.7         (134.5)       1,636.3
Identifiable assets ......   3,838.0       1,089.9       1,549.6       6,477.5      3,517.5          440.3       10,435.3
*After merger-related
   costs of ..............     118.7          36.1          56.8         211.6        136.4           65.0          413.0

1995
-------------------------------------------------------------------------------------------------------------------------
Net sales ................  $3,031.0      $1,043.1      $1,663.4      $5,737.5     $3,097.0         $  --       $ 8,834.5
Profit from operations ...     639.8         235.7         302.8       1,178.3        681.3          (60.4)       1,799.2
Identifiable assets ......   3,754.8         874.1       1,018.4       5,647.3      2,952.0          340.8        8,940.1

1994
-------------------------------------------------------------------------------------------------------------------------
Net sales ................  $2,650.7      $1,031.1      $1,375.0      $5,056.8     $2,878.3         $  --       $ 7,935.1
Profit from operations ...     533.9         259.9         234.6       1,028.4        636.9          (50.6)       1,614.7
Identifiable assets ......   3,237.2         825.9         887.4       4,950.5      2,496.0          320.8        7,767.3
-------------------------------------------------------------------------------------------------------------------------


[ ] SEGMENT AND AREA COMMENTARY

Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes. Nonoperating charges/income consists principally of net interest expense and exchange losses.

     In calculating profit from operations for individual business segments, substantial expenses incurred at the operating level that are common to more than one segment are allocated on a net sales basis. Certain headquarters expenses of an operational nature also are allocated to business segments and geographic areas.

     The principal products included in each of the Company's major business segments are described in the review of operations, which appears earlier.

     All intercompany transactions have been eliminated, and transfers of finished goods between geographic areas are not significant. Assets in the Corporate column include deferred income tax assets, prepaid and intangible pension assets, oil and gas investments and nonqualified benefit trusts.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

OTHER FINANCIAL INFORMATION

[ ] BUSINESS SEGMENTS

The percentages of consolidated net sales and segment profit from operations, before corporate expenses, during the last five years for each of the Company's major business segments are set forth below.

                 Blades &         Toiletries &       Stationery             Braun              Oral-B            Duracell
                  Razors           Cosmetics          Products            Products            Products           Products
             --------------    --------------     ---------------     ----------------    ---------------    ----------------
               Net  Segment      Net  Segment       Net   Segment       Net    Segment     Net    Segment      Net    Segment
(Percent)    Sales   Profit    Sales   Profit     Sales    Profit     Sales     Profit    Sales    Profit    Sales     Profit
-----------------------------------------------------------------------------------------------------------------------------
1996* ....      29       52       14        4        10         6        18         14        6        3        23        21
1995 .....      30       51       14        4        10         6        18         14        5        2        23        23
1994 .....      30       53       15        5        10         6        17         12        5        1        23        23
1993* ....      30       55       15        4         9         4        17         11        5        3        24        23
1992 .....      29       51       14        7         8         4        20         12        5        3        24        23

* Segment profit percentages are before 1996 merger-related costs and 1993 realignment/restructuring expenses.
-----------------------------------------------------------------------------------------------------------------------------


[ ] QUARTERLY FINANCIAL INFORMATION

(Millions of dollars, except per share amounts)                     Three Months Ended
                                                  ------------ -------------------------------------------
1996                                               March 31      June 30    September 30     December 31*     Total Year
------------------------------------------------------------------------------------------------------------------------
Net sales .....................................    $2,058.9     $2,272.1        $2,365.7        $3,001.0        $9,697.7
Gross profit ..................................     1,286.7      1,430.2         1,478.6         1,820.5         6,016.0
Profit from operations ........................       414.0        469.8           508.2           244.3         1,636.3
Income before income taxes ....................       389.9        439.9           485.7           209.5         1,525.0
Net income ....................................       249.3        276.7           307.4           115.3           948.7
Net income per common share ...................         .45          .50             .55             .21            1.71
Dividends declared per common share
 Gillette .....................................          --          .18             .18             .36             .72
 Duracell .....................................         .29          .29             .29             .29            1.16
Gillette stock price range: (composite basis)
 High .........................................          57 7/8       62 1/2          72 1/4          77 3/4
 Low ..........................................          50           48 1/4          55 1/4          68

*In the fourth quarter of 1996, merger-related costs reduced profit from operations and income before income taxes by
$413.0 million, net income by $283.0 million and net income per common share by $.51.

1995
------------------------------------------------------------------------------------------------------------------------
Net sales .....................................    $1,884.5     $2,057.6        $2,175.5        $2,716.9        $8,834.5
Gross profit ..................................     1,175.2      1,310.0         1,362.2         1,663.1         5,510.5
Profit from operations ........................       362.6        411.1           441.5           584.0         1,799.2
Income before income taxes ....................       349.9        381.3           406.2           562.4         1,699.8
Net income ....................................       221.5        239.4           255.8           352.4         1,069.1
Net income per common share ...................         .40          .44             .46             .64            1.94
Dividends declared per common share
 Gillette .....................................          --          .15             .15             .30             .60
 Duracell .....................................         .26          .26             .26             .26            1.04
Gillette stock price range: (composite basis)
 High .........................................          42 5/8       45 1/8          48 1/4          55 3/8
 Low ..........................................          35 3/8       39 7/8          40 1/2          47 1/8
------------------------------------------------------------------------------------------------------------------------

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES

HISTORICAL FINANCIAL SUMMARY


(Millions of dollars, except per share amounts, stock prices and employees)

                           Profit      Income                   Net   Depreciation
                Net          from      before       Net    interest            and         Total          Capital
Year          sales    operations       taxes    income     expense   amortization        assets     expenditures
-----------------------------------------------------------------------------------------------------------------
1996(a)      $9,698        $1,636      $1,525    $  949        $ 67           $381       $10,435             $830
1995          8,834         1,799       1,700     1,069          73            344         8,940              593
-----------------------------------------------------------------------------------------------------------------
1994          7,935         1,615       1,458       919          68            303         7,767              498
1993(b)       7,085         1,091         907       421          66            303         7,116              396
1992(c)       6,752         1,263       1,061       601         114            298         6,400              370
1991(c)       6,188         1,144         844       432         225            277         6,169              339
1990(c)       5,709         1,020         633       382         319            259         5,921              285
-----------------------------------------------------------------------------------------------------------------

Per common share amounts, shares outstanding and stock prices have been restated to reflect two-for-one stock splits in 1991 and 1995.

(a) In 1996, charges for merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million and net income per common share by $.51.

(b) In 1993, charges for realignment and restructuring expenses reduced profit from operations and income before income taxes by $328 million, net income by $212 million and net income per common share by $.39. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share by $.25.

(c) Charges for extraordinary items reduced net income by $75 million in 1992, $109 million in 1991 and $6 million in 1990 and net income per common share by $.14 in 1992, $.22 in 1991 and $.01 in 1990.


[PIE CHART]                             [PIE CHART]

SOURCE OF 1996 SALES
PERCENT BY BUSINESS SEGMENT             PERCENT BY GEOGRAPHIC AREA

Business Segment    Percentage          Geographic Area     Percentage
----------------    ----------          ---------------     ----------

Blades & Razors            29%          United States              37%
Duracell Products          23%          Western Europe             32%
Braun Products             18%          Other                      20%
Toiletries & Cosmetics     14%          Latin America              11%
Stationery Products        10%
Oral-B Products             6%

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


                                                        Per Common Share
                                                 -----------------------------
Net property,                                              Dividends declared    Average com-
    plant and    Long-term    Stockholders'         Net   --------------------     mon shares       Year-end
    equipment         debt           equity      income   Gillette    Duracell    outstanding    stock price    Employees      Year
------------------------------------------------------------------------------------------------------------------------------------
       $2,566       $1,490           $4,491       $1.71       $.72       $1.16            554        $77-3/4       44,100(a)   1996
        2,053        1,048            3,900        1.94        .60        1.04            550         52-1/8       41,900      1995
-----------------------------------------------------------------------------------------------------------------------------------
        1,750        1,073            3,253        1.67        .50         .88            548         37-3/8       40,700      1994
        1,507        1,234            2,582         .77        .42         .64            545         29-3/4       41,000(b)   1993
        1,396        1,124            2,538        1.10        .36         .16            541         28-3/8       38,800(c)   1992
        1,262        1,473            2,134         .81        .31          --            509         28           39,200(c)   1991
        1,183        2,456              607         .72        .27          --            453         15-5/8       38,300(c)   1990
-----------------------------------------------------------------------------------------------------------------------------------

[GRAPH]                                                      [GRAPH]

INVESTOR RETURNS

Compounded Annual Return to Investors,                       Value of $1,000
Assuming Reinvestment of Dividends (through 12/31/96)        Invested 12/31/86

                    Compounded Annual Return                          1996 Value
                    ------------------------                          ----------
5 YEARS
Gillette                      24%                      Gillette        $15,423
DJIA                          18%                      DJIA            $ 4,653
S&P 500                       15%                      S&P 500         $ 4,127

10 YEARS
Gillette                      31%
DJIA                          17%
S&P 500                       15%

PRINCIPAL DIVISIONS
AND SUBSIDIARIES

[ ] GILLETTE NORTH
    ATLANTIC GROUP

Executive Vice President,
Robert G. King

Vice Presidents:
Sharon E. Keith, Marketing Research
Herbert W. Moller,
 Finance and Strategic Planning
Richard W. Monaghan,
 Human Resources

BUSINESS MANAGEMENT

Senior Vice President, Peter K. Hoffman

Vice Presidents:
Peter M. Clay, Gillette Toiletries
John M. Darman, Male Shaving
Carole E. Johnson, Personal Care
Mary Ann Pesce, Female Shaving

MANUFACTURING AND TECHNICAL OPERATIONS

Senior Vice President,
Michael T. Cowhig

Vice Presidents:
Dr. Richard J. Bertozzi,
 Toiletries Technology Laboratory
Ralph J. Chesnauskas,
 Engineering and Implementation
Thomas L. Gallerani,
 Shaving Technology Laboratory
Detlef-J. Schacht, Manufacturing
 and Distribution
Hans Peter Schaefer,
 Program and Materials Management

EUROPEAN DIVISION

President, Allan G. Boath

General Managers:
Franco Bigontina, Southeast Europe
Alain Calviera, Western Europe
Luis Gigliani, Southwest Europe
Robert H. Leger, Northern Europe
Brian M. Nohe, Central Europe

NORTH AMERICAN DIVISION

President, Ronald J. Rossi

Gillette U.S.A.
Vice President and General Manager, Bruce Swinsky

Gillette Canada
President, Donald N. MacDuff


[ ] INTERNATIONAL
    GROUP

Executive Vice President,
Jorgen Wedel

Vice Presidents:

Eric L. Adams, Business Management
Donald Gaiter, Technical Operations
Frank O'Connell, Human Resources
Claudio E. Ruben,
 Finance and Administration

LATIN AMERICAN GROUP

Group Vice President,
Norman M. Roberts

General Managers:
Carlos Daireaux, Brazil
Alberto Duenas, Venezuela
Hans Eben, Andean Region
Milton C. Henrique, Colombia
Fabio Marulanda, Stationery Group
Jorge Micozzi, Argentina
Praxedes M. Rivera-Ferrer,
 Caribbean Region
Kenneth Rule, Mexico

AFRICA, MIDDLE EAST AND
EASTERN EUROPE (AMEE) GROUP

Group Vice President,
Jose Luis Ribera

General Managers:
James G. Denham, Turkey
Gurbrinder S. Gill, Eastern Region
Silvio R. Perl, Operations Group
Albert Richard, Former Soviet Union
David J. Waldron, Stationery Group

ASIA-PACIFIC GROUP

Group Vice President, Ian E. Jackson

Area General Managers:
G. Bruce Dean, Australia, New
 Zealand and South Pacific
Richard L. Guilfoile, Japan
Ying Meng Lai,
 China, Hong Kong and Korea
Marcel A. Reid, Stationery Group
Chin Yong Teh, Southeast Asia

[ ] DURACELL NORTH
    ATLANTIC GROUP

Executive Vice President,
Edward F. DeGraan

Vice Presidents:
Ana M. Herrera, Human Resources
Ronald V. Waters, Finance

MANUFACTURING AND TECHNICAL OPERATIONS

Senior Vice President,
Edward A. Battocchio

Vice Presidents:
D. Nevin Caldwell, Manufacturing
John E. Siddall,
 Manufacturing Services

NEW PRODUCTS AND TECHNOLOGY

President, J. Norman Allen

Research and Development,
Advanced Engineering
Vice President, Dr. Alwyn H. Taylor

COMMERCIAL OPERATIONS

President, Steven G. Staves

Presidents:
Bruce E. Travis, North America
David W. Young, Europe

Business Management
Senior Vice President,
Robert C. Giacolone

PRINCIPAL DIVISIONS
AND SUBSIDIARIES


[ ]  DIVERSIFIED
    GROUP

Executive Vice President,
Jacques Lagarde

Finance, Planning and Administration
Vice President, Mark D. Cutler

BRAUN AG

BOARD OF MANAGEMENT

Archie Livis, Chairman
Norbert Gehrke, Personnel
Dieter Timmermann, Finance
Bernhard Wild, Business Management
 and Technical Operations

HEADQUARTERS

Duncan Adamson, Group Controller
Dieter Bach, Legal
Karl H. Hellbusch,
 Corporate Accounting and Treasury
Dr. Lothar Heuwinkel,
 Corporate Quality
Albrecht Jestadt,
 Research and Development
Udo Milutzki, Corporate Engineering
 and Program Management
Dieter Rams, Corporate Identity Affairs
Walter Zimmermann,
 Manufacturing Operations

BUSINESS MANAGEMENT

Gilbert Greaves, Shaving Products
and Hair Care
Michael Hansen, Household Products

Irma Hollinga, Personal Diagnostic
 Appliances and Clocks
Alex Resly, Oral Care

GROUP SALES - EUROPE
Executive Director, Edward D. Shirley

Central Europe
Group General Manager, Josef Vanicek

GROUP SALES - NORTH AMERICA
Executive Director, Philip Hung

GROUP SALES - INTERNATIONAL AFFILIATED
MARKETS
Executive Director, Hans Brocker

Australia, China, East Asia
Group General Manager,
Kok Liang Choong

GROUP SALES - JAPAN
Group General Manager, Hans Th. Pauli

STATIONERY PRODUCTS GROUP

President, Robert P. Hanafee, Jr.

Manufacturing and Technical Operations
Senior Vice President, Charles F. Deehan

Vice Presidents:
Robert C. Straskulic, Finance
Robert H. Terranova, Human Resources
Susan L. Wagner, Marketing Research

BUSINESS MANAGEMENT

Peter J. Bentley, Parker Pen
Peter J. Siddall,
 Paper Mate and Liquid Paper
Jean Y. Veillon, Waterman

GEOGRAPHIC DIVISIONS

Presidents:
Donald W. Hoeder, Europe
Brian E. McFarland, North America

ORAL-B LABORATORIES

President, A. Bruce Cleverly

Senior Vice Presidents:
Edward D. Blanchard,
 Human Resources
Kerry J. Gleeson, Marketing
Michelle E. Viotty, Finance
Gerald J. Wroblewski,
 Technical Operations

Area Vice Presidents:
John H. Bower, Western Europe
Eng Seng Dieu, Asia-Pacific
Mario O. Mariasch, Latin America
 and AMEE Markets
J. Ross McMullin, North America

JAFRA COSMETICS INTERNATIONAL

President, Robert A. Crespi

Vice Presidents:
Cynthia K. Beesemyer, Marketing
William H. Harris, Human Resources
Arthur Kierstead, Technical Operations
Carlos Matos, Finance

Area General Managers:
Ingelise Badsted, Central Europe
Alfredo Munda, Mexico
F. Guy Walker, North America


                                                                             43