Form 10-K405, Exhibit 13
period 1997-12-31
GILLETTE CO
filed 1998-03-23
CIK 41499

                                                                      Exhibit 13

                              THE GILLETTE COMPANY



                               -----------------

     Founded in 1901, The Gillette COmpany is the world leader in male grooming, a category that includes blades, razor and shaving preperations. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products, toothbrushes and oral care appliances. In addition, the Company is the world leader in alkaline batteries.

     Gillette manufacturing operations are conducted at 64 facilities in 26 countries, and products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

                                -----------------



                                    CONTENTS

                                -----------------

FINANCIAL HIGHLIGHTS                                             1

LETTER TO STOCKHOLDERS                                           2

REVIEW OF OPERATIONS                                             6

AMEE:GATEWAY TO GROWTH                                          18

MANAGEMENT'S DISCUSSION                                         22

FINANCIAL STATEMENTS                                            26

HISTORICAL FINANCIAL SUMMARY                                    42

PRINCIPAL DIVISIONS AND SUBSIDIARIES                            44

DIRECTORS AND OFFICERS                                          46

CORPORATE AND STOCKHOLDER INFORMATION                           47


                               -----------------

                             LETTER TO STOCKHOLDERS

     We are pleased to report that Gillette completed another successful year, achieving record sales and earnings. In its first year as part of the Company, Duracell was a major contributor to this performance.


                      [PHOTO OF CHAIRMAN ALFRED M. ZEIEN]

                            Chairman Alfred M. Zeien


We again attained record results in each of our business segments, geographic regions and operating groups, on a local currency basis, continuing the pattern of strong, consistent progress achieved in recent years. As expected, the addition of Duracell accelerated sales and profit growth in 1997.

     For the year, net sales increased 4% to $10.1 billion, exceeding the $10 billion mark for the first time. Net income improved at a faster 16% rate to $1.4 billion. Basic earnings per share were up 15% to $2.55, and fully diluted per share earnings also grew 15% to $2.49. These profit measures are compared with 1996 results before merger-related charges.

     The Company's operating profit also reached record levels in 1997, growing 13% to $2.3 billion, and the operating profit margin reached 23.1%, up two points for the year. Since 1990, Gillette has added over $1.3 billion to profit from operations, and the operating margin has improved more than five percentage points. The 1997 margin represents the Companys highest operating profit margin since 1967, when Gillette was essentially a double edge blade company.

     We've made similar progress at the net income line, adding more than $1 billion to net income in the last seven years. The net income margin in 1997 was the highest in 35 years, reaching 14.2% of sales, up seven and a half percentage points since 1990.

     These results were achieved despite a sales growth rate that was below our usual performance, due to several significant factors.

- The strength of the U.S. dollar relative to most foreign currencies reduced sales growth by four percentage points. In Western Europe, for example, the Company's sales, as reported in dollars, were 3% below those of 1996. If Europe an exchange rates had held at prior year levels, however, dollar sales would have grown 4%. The reported sales decline in Europe was in sharp contrast to increases of 10% in Latin America and 13% in the remainder of our international markets.

- In the North Atlantic region, comprising North America and Western Europe, we intentionally shipped our older blade systems at a rate below consumer take away during the second half of the year, as we attempted to reduce trade inventory levels prior to the launch of the next generation shaving system.

- Battery sales were inhibited in the first half of the year by the planned conversion from Duracell distributors to the Gillette sales force in a number of international markets.

- And finally, demand for several key new products exceeded our ability to supply them, further constraining our sales performance.

For the 92nd consecutive year, the Company paid cash dividends on its common stock. Dividends declared rose 19% to 86 cents, up from 72 cents in 1996. This marks the 20th successive annual increase in dividends per common share, reflecting our continued strong business fundamentals and improved outlook. In the last five years, the dividend rate has more than doubled, climbing at a 19% average annual rate. Gillette stock also continued its superior performance. Although somewhat below the high reached in July, Gillette stock closed the year at $100 7/16. The annual return to investors was 30% in 1997, well ahead of the Dow Jones Industrial Average. This exceptional performance reflects a long-term pattern. Since the end of 1990, the compounded annual return to shareholders has been 32%, compared with 20% for both the Dow Jones Industrial Average and the Standard & Poors 500. In dollar terms, the market value of Gillette stock has increased $50 billion during this period, from $6 billion to $56 billion. Since 1987, Gillette stock has moved up at a 33% average annual rate, nearly twice that of the major market averages. The value of a $1,000 investment at the end of 1987 grew to $16,989 by the end of 1997, more than three times the value of a comparable investment in either of the market averages.


     The Company's outstanding progress in recent years is due to the focus on its mission to achieve or enhance clear leadership, worldwide, in the core consumer product categories in which we choose to compete. In 1997, nearly three-quarters of net sales came from categories where Gillette holds the world leadership position. This proportion has increased 18 percentage points in the last five years. In addition, 96% of our sales came in our core categories. This percentage also has improved markedly in the last few years, growing 10 percentage points since 1990, as we concentrate marketing and technical efforts on these key business areas.

     In pursuing our mission, we are committed to living by our values, one of which is responsibility to the environment. With the addition of Duracell, already a leader in the battery industry's environmental initiatives, the Company has placed renewed emphasis on its performance in this area. Since 1990, Gillette has spent more than $60 million for major environmental projects around the world. During this period, we have cut our worldwide emissions by 80%, reduced packaging by 12% and realized energy efficiency gains of 10%. Most notably, Gillette applies stringent environmental standards at each of its facilities worldwide, frequently exceeding local requirements. The Company's market progress reflects our emphasis on three principal growth drivers research and development, capital spending and advertising. Our goal is to increase total spending on these growth drivers at least as fast as sales to assure continued growth. In 1997, investment in these growth drivers climbed 5%, slightly ahead of the 4% advance in sales. Capital spending rose substantially during the year to expand our business geographically, to develop more efficient production methods, to enlarge capacity across all major product categories and to launch superior new products.

     A record 49% of Gillette sales in 1997 came from products introduced in the past five years. This was well above the 41% figure achieved in 1996. Our objective is to maintain the new product ratio at well above 40% of sales each year. During the year, we again launched more than 20 new products, maintaining the accelerated pace of recent years. We expect this strong new products program to continue in 1998, as we introduce next generation products in several core businesses.



                 Investment     Value     Annualized
                   12/31/87  12/31/97         Return
=====================================================
Gillette             $1,000   $16,989            33%
DJIA                 $1,000   $ 5,516            19%
S&P 500              $1,000   $ 5,225            18%
=====================================================

     The long-anticipated successor to the Sensor shaving system will be launched at midyear in the United States, Canada and selected international markets, followed by a rollout into Europe later in the year. Extensive consumer testing has shown that this revolutionary product delivers shaving performance far superior to any blade product now on the market, achieving an advantage over the SensorExcel shaving system as dramatic as the original Sensor system achieved over the Atra Plus brand.

     Plans call for rapid geographic rollout of this superior new product and a comprehensive communications effort combining advertising, public relations and point-of-sale materials in one coordinated program. Over the next several years, in an unprecedented new products program, our blade and razor business will be further strengthened by the launch of a number of significant new wet shaving products.

     During 1998, we also will introduce major new products in several other business segments. Duracell Ultra, the first Duracell alkaline battery specifically designed for today's demanding high-drain devices, will be available at retail in May. Later in the year, Oral-B will introduce the next generation toothbrush, enhancing its reputation for technologically superior products. In the Braun segment, we will complement our plaque remover line with an innovative new product that should assure continued leadership in this fast-growing category.

     The Company's oral care product line Oral-B toothbrushes and dental products and the Braun Oral-B line of oral care appliances has been an exceptional performer. It is Gillettes fastest growing product category, with sales more than doubling in the last five years to exceed $1 billion for the first time in 1997.

     The results of the Duracell battery business in 1997 confirm our belief that Duracell is an outstanding addition to Gillette. As expected, Duracell has accelerated our sales and profit growth rates, and we see substantial opportunities for business expansion.

     For Duracell, 1997 was a year of transition. In North America and Western Europe, we created the Duracell North Atlantic Group, similar to the Gillette organization in this region. In the rest of the world, we integrated Duracell operations with Gillette. These actions align Duracell with the Gillette organizational structure around the world. In addition, we refocused Duracells technical efforts, emphasizing primary alkaline product development, where we see a significant opportunity to develop consumer-perceptible product improvements.

     Further, we eliminated the manufacturing operations for rechargeable cells and exited the computer rechargeable battery business, preferring to source products in the fast-growing camcorder and mobile communications markets, where retail opportunities appear more promising.

     We are generating meaningful new products in the primary alkaline and specialty battery categories, several of which will be launched during 1998. In international markets outside of Western Europe, we have achieved dramatic increases in retail distribution in established markets, and there is certainly more to come, aided by Gillette's worldwide distribution network. We expect continued accelerated growth from the Duracell segment in the years ahead, driven by consumer upgrading to superior-performing alkaline technology, further geographic expansion and new products.

     The Company's International Group, which markets blade and razor, toiletry, stationery and battery products outside of North America and Western Europe, made outstanding progress in 1997, despite currency-related weakness in several Asian markets in the second half of the year. Among our four operating groups, International was the primary contributor to our increased sales and profits in 1997, a trend we expect will continue over the next several years.

     The key growth engine within International was the Africa, Middle East and Eastern Europe (AMEE) Group. In markets such as India, Poland, Russia, South Africa and Turkey, we registered exceptional growth in 1997, with sales up more than 30%. Each of these countries is now among Gillette's top 25 markets. For a closer look at the Company's progress in the AMEE region, see the special report entitled AMEE: Gateway to Growth, which begins on page 18.

Two recent developments in 1998 are noteworthy.

[ ] The Board of Directors has recommended to the stockholders an increase in the Company's authorized common stock. If this is approved at the annual meeting on April 16, the Board will declare a two-for-one stock split in the form of a 100% stock dividend. The Board also has proposed an increase of 19% in the annual dividend rate.

[ ] As announced in January, we have reached a definitive agreement to sell the Jafra Cosmetics business, which we acquired in 1973. Under Gillette management, Jafra has grown from a regional U.S. business to a leading international direct selling company. While Jafra is a strong, growing business, it no longer fits the Company's business strategy.

                                  [ ] [ ] [ ]

We would like to note the retirement and accomplishments of three longtime colleagues and to thank them for their many years of dedicated service.

     Juan M. Steta will not be standing for reelection to the Board this year, having reached the mandatory retirement age for directors. Mr. Steta has been a director since 1987. His wise counsel has contributed importantly to the Company's progress over the last decade.

Joseph E. Mullaney, Vice Chairman, Legal, will retire in April after 25 years with the Company. Mr. Mullaney joined Gillette in 1972, was named General Counsel a year later and was elected to the Board of Directors in 1990. His leadership in legal matters, together with his perceptive insights as a director, has had a significant impact on the success of the Company.

     Thomas F. Skelly, Senior Vice President, Finance, retired in 1997 after 30 years of exceptional service. Mr. Skelly was named Controller in 1973 and served as Chief Financial Officer of the Company for 17 years. We will miss his seless dedication and personable leadership style.

     Every day, more than 1.2 billion people around the globe use one or more Gillette products. Our 44,000 exceptionally talented, world-class employees continually work to develop, produce and sell technologically superior products to meet the ever-increasing needs of these consumers. With an innovative, broadly diversified new products portfolio and outstanding geographic expansion opportunities in all product categories, we plan to deliver, through 1998 and beyond, the excellent sales and earnings growth you have come to expect from The Gillette Company.

/s/ Alfred M. Zeien
Alfred M. Zeien
Chairman of the Board

/s/ Michael C. Hawley
Michael C. Hawley
President

March 2, 1998

                                BLADES & RAZORS



     Building on the record results of 1996, Gillette further strengthened its worldwide leadership position in the blade and razor business last year. Sales increased slightly, and profits were well above those of the prior year.

     The Company's sustained growth in its principal line of business reflects the exceptional market performance of its technologically superior products. Foremost among these is the Sensor family of shaving systems, which has achieved remarkable success worldwide, outselling all competitive products combined.

     Within the male portion of this franchise, the top-of-the-line SensorExcel shaving system, introduced in 1993, again set the pace, generating significant advances in sales and market share. This products continuing international rollout during 1997 included launches in India, the worlds largest blade market, and in the Former Soviet Union, the third largest. The original Sensor system, launched in 1990, retained sizable share positions in the United States and abroad.

     Brisk demand for the SensorExcel for Women system, introduced in 1996, also strengthened the Sensor franchise. This innovative product registered especially rapid sales gains in Western Europe and Latin America and more than doubled its share of market in North America. The Sensor for Women system, launched in 1992, also held substantial shares in many markets. The popularity of these two products reflects the continuing shift by women around the world from disposable razors to refillable shaving systems.

     The Atra and Trac II twin blade shaving systems, major brands for more than 20 years, have gradually been overtaken by Sensor products as the market leaders. Both older brands maintained important share positions in 1997, however.

     Gillette twin blade disposable razor sales rose moderately. This was due primarily to strong sales of CustomPlus razors, particularly in Latin America, where they are sold as part of the Prestobarba Max franchise. Another factor was the excellent trade and consumer reception given the new Agility womens disposable razor, introduced in North America in late 1997. Gillette disposable razors remained the clear market leaders worldwide, with the Good News brand the best seller in the United States for the 22nd consecutive year.

     Complementing gains by twin blade disposable razors and shaving systems, the Company's double edge blade business also showed vitality. Sales moved ahead modestly, as substantial advances in emerging markets more than offset lower sales elsewhere. This enabled Gillette to strengthen its traditional number one position in the double edge category.

     In July, Gillette will begin shipping a revolutionary shaving system that, by offering extraordinary improvement over any blade product now available, should enhance the Company's preeminence in the world shaving market.

                      [PICTURE OF GILLETTE RAZOR PRODUCTS]

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                             [GILLETTE RAZOR PHOTO]


               The Gillette SensorExcel for Women shaving system

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                       [GILLETTE GROOMING PRODUCTS PHOTO]


             A selection of Gillette Series male grooming products

                             TOILETRIES & COSMETICS

     Reflecting continued growth in several core product categories, the Company's toiletries and cosmetics business again improved its performance. Sales were slightly above those of a year ago, and profits advanced significantly.

     Worldwide sales of deodorants/antiperspirants, Gillettes largest toiletries category, posted a modest increase in 1997.

     In the United States, where technologically innovative clear stick versions of the Right Guard and Gillette Series brands showed particular strength, the Company's share of the deodorant/antiperspirant market continued to rise, reaching its highest level in over 20 years. Abroad, deodorant/antiperspirant sales climbed sharply. The major contributor to the gain was the Gillette Series brand, which generated strong demand in international areas, especially in the new markets of Eastern Europe and the Former Soviet Union.

     Shave preparations turned in another superior performance, with substantial growth both in the United States and abroad. Sales of Gillette Series shave preparations moved markedly higher in established markets, and the brand was well-received in a number of introductory markets abroad. Sales of Satin Care for Women, a soap-free aerosol shaving gel available in four formulas, grew even more rapidly. At year-end, Satin Care nonaerosol gel in an innovative soft touch bottle was introduced in North America to excellent trade response.

     Reflecting these advances, the Company further strengthened its leading position in the worldwide shave preparations business.

     Gillette also achieved sizable sales gains in the after-shave category. This was due primarily to the very favorable reception given Gillette Series after-shaves in Eastern Europe, the Former Soviet Union and other new markets. Satin Care skin replenishing creme for women was another positive factor. First distributed in the Asia-Pacific region in 1996, this advanced new after-shave skin conditioner was introduced successfully in North America during the year.

     The upward trend in the Company's toiletries business also reflected excellent consumer response worldwide to newly introduced Gillette Series shower gels.

     Among hair care products, the White Rain brand recorded a significant decline in overall sales, despite a good showing by the White Rain Solutions hair care line.

     Worldwide sales of Jafra skin care and color cosmetics products moved ahead slightly. A major contributor was the superior performance in Mexico, where Jafra was again the leader among direct sellers. In early 1998, Gillette announced a definitive agreement to divest Jafra. Although a profitable, growing business, Jafra no longer fits Gillette's business strategy.

     The Company's tightly focused, technologically driven toiletries business, featuring innovative products marketed with a global perspective, is in an excellent position for strong, sustained growth in the years to come.

                              STATIONERY PRODUCTS

     Stationery products sales showed little change from those of 1996, and Gillette remained the clear worldwide leader in the very competitive writing instruments and correction products businesses. Profits were sharply higher than in the prior year.

     With its well-established Parker, Paper Mate and Waterman franchises, Gillette holds a strong position within all writing systems, price levels, distribution channels and geographic areas.

     Worldwide sales of Parker writing instruments grew modestly, paced by the performance of Frontier mid-priced pens in Western Europe and the United States. Improved models of Parker Insignia pens featuring new finishes also contributed to the upward trend, with strong sales in Western Europe. In the prestige category, the Limited Edition Parker Snake fountain pen in 18-carat gold and sterling silver was enthusiastically received in key markets. During the year, distribution of Parker writing instruments was rapidly extended throughout Eastern Europe, India and Russia, spurring strong sales advances in these areas.

     The Paper Mate brand showed good sales progress around the world, with gains made by a wide range of writing instruments.


     Sales of low-priced Paper Mate pens rose slightly, reflecting the successful introduction of Comfort Mate pens in the United States and a considerable increase in stick pen sales in Latin America. The Dynagrip mid-priced pen line, buoyed by substantial demand for the disposable Dynagrip model, recorded significantly higher sales, as did the Paper Mate Gel-Writer brand.

     Another positive factor was the Flexgrip refillable pen family, which posted a notable gain in sales. Led by a strong performance in the United States, the Company's pencil sales were up sharply. This was due chiefly to the well-established Paper Mate Sharpwriter disposable mechanical pencil.

     Waterman luxury writing instrument sales fell well below those of the previous year, primarily reflecting weak currencies in Western Europe, Watermans largest market. By contrast, good sales progress was achieved in Latin America and particularly in Eastern Europe, where distribution was significantly broadened with the opening of Waterman boutiques in Warsaw, Prague and Budapest.

     Supported by considerable increases in the United States, sales of Liquid Paper correction products moved ahead. A major contributor to the advance was Liquid Paper DryLine correction films, which generated substantial sales gains in both domestic and international markets. Another plus was the sustained growth of Liquid Paper correction pens. Despite lower sales, Liquid Paper correction fluids remained the worldwide market leader.

     With its superior products, powerful brand names and extensive global presence, the Company's stationery products business has a solid foundation for future growth.


                            [GILLETTE PRODUCT PHOTO]

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                              [WATERMAN PEN PHOTO]


                        The Waterman Carne fountain pen

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                              [BRAUN ORAL-B PHOTO]


                     The Braun Oral-B Ultra plaque remover

                                     BRAUN

     After several years of considerable sales and profit growth, Braun in 1997 felt the effects of unfavorable foreign exchange rates and economic downturn in key markets. Sales were marginally lower, while profits matched the prior years record results.

     Although dollar sales of mens electric shavers fell significantly in 1997, unit volume rose moderately and Braun remained a leader in the worldwide market.

     The Flex Integral family of pivoting head shavers was strengthened at year-end by the launch of two new rechargeable models. The top-of-the-line Flex Integral ultra speed shaver featuring an ultra speed motor for faster, closer shaves was very well-received in its introductory markets of Germany and Japan, and distribution throughout the rest of the world is under way. Consumers also responded favorably to a line of moderately priced Flex Integral shavers available in several attractive colors with youthful appeal.

     Sales of the Braun Silk-epil electric hair epilator for women were aided by the products expansion into new international markets. With substantial gains in the Pacific Rim region, the Braun Silk-epil brand improved its top market position worldwide.

     The exceptional success of the Braun oral care appliance line continued in 1997. Worldwide sales of Braun Oral-B plaque removers climbed sharply, propelled by strong demand for an improved model, introduced in 1996, that offers high speed brush head oscillation for greater cleaning performance. In a very positive trend, the rapid growth in plaque removers drove sales of replacement brush heads markedly higher.

     The Braun Oral-B Interclean electric interdental plaque remover generated excellent sales, especially in the United States. This innovative oral care appliance is now being rolled out in Western Europe with outstanding results.

     Paced by these advances, Braun significantly enlarged the worldwide leadership position in oral care appliances it has held for the past five years.

     In the household appliance area, which showed little change in sales, Braun food processors were a top performer, reflecting broadened distribution of the superior CombiMax model. New products were well-received in the growing hand blender and steam iron categories.

     Hair care appliance sales decreased substantially, but the line was strengthened at year-end by the launch of the new Braun Sensation Volumizer hair dryer in selected European markets.

     Led by an excellent showing abroad, ThermoScan infrared ear thermometers recorded a sharp sales gain. Late in the year, the ThermoScan EZ thermometer with a unique foldable design was introduced in the United States. Additional distribution of this innovative product is planned.

     Supported by strong market positions and a growing geographic presence, Braun is well-positioned for sustained progress in the future.


                             [BRAUN PRODUCT PHOTO]

                                     ORAL-B


     Recognized worldwide for its superior oral care products, Oral-B delivered another outstanding performance in 1997. Sales and profits rose sharply to record levels, strengthening Oral-B's clear leadership of the global toothbrush market.

     Oral-B toothbrushes, the foundation and largest category of Oral-B's thriving oral care business, are the brand used by more dentists and consumers than any other in the United States and many major international markets.

     Worldwide sales climbed significantly, led by premium Advantage and Advantage Control Grip toothbrushes with micro-textured bristles. A major technological advance, micro-textured bristles are designed to fight plaque with the entire bristle, not just the tip, thus providing increased cleaning surfaces.

     Children's toothbrush sales also recorded a sizable advance. In the United States, this was chiefly attributable to Oral-B's partnership with the top-rated Nickelodeon cable television network, through which Oral-B has introduced exceptionally popular Nickelodeon and Rugrats toothbrushes and toothpastes. The success of these new product offerings has enabled Oral-B to gain the number one position in the children's oral care market. Abroad, Oral-B Squish Grip and Gripper children's toothbrushes posted markedly higher sales.

     Another contributor to Oral-B's record results was strong progress in geographic expansion. During the year, Contura mid-priced toothbrushes were introduced successfully in the Asia-Pacific region, Pro toothbrushes were distributed more broadly in Latin America and the Prudent oral care business was acquired in India. In addition, Oral-B generated substantial sales gains in new markets such as Hungary, India, Poland, Russia and Turkey.


     Worldwide sales of interdental products moved ahead rapidly, spurred by growth throughout Oral-B's range of quality dental flosses. The top performer, an improved floss that resists shredding, was launched in the United States in late 1996 and rolled out worldwide during the year. The well-established Super Floss and Ultra Floss brands also recorded notable sales increases.

     Reflecting major advances in children's toothpastes, worldwide sales of Oral-B specialty toothpastes rose significantly. Oral rinse sales moved considerably higher, while sales of professional products showed little change.

     Underlying Oral-B's superior performance is its strong commitment to new product development in partnership with the dental profession. This commitment, evidenced by an accelerating ow of innovative products, should further enhance Oral-B's excellent growth prospects.


                                 [ORAL-B PHOTO]

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                           [ORAL-B NICKELODEON PHOTO]



                 Oral-B Nickelodeon toothbrushes and toothpaste

                    THE GILLETTE COMPANY 1997 ANNUAL REPORT


                            [DURACELL BATTERY PHOTO]



                  Duracell Ultra high-tech alkaline batteries

                                    DURACELL


     Enlarging its clear worldwide leadership of the fast-growing alkaline battery business, Duracell generated record results last year. Sales moved considerably higher, and profits climbed even more rapidly.

     Integration activities following the year-end 1996 merger of Gillette and Duracell were nearly completed in 1997, and the teaming of Duracell's high-quality products and Gillette's worldwide distribution network has been even more successful than originally anticipated. While sales in well-established Duracell markets showed good progress during the year, exceptional gains were achieved in international areas where Duracell's business traditionally had been less developed.

     Alkaline batteries, a disposable energy source that powers a wide array of consumer products, are Duracell's largest line of business. Reflecting growth both in the United States and abroad, worldwide sales registered a notable increase. Alkaline unit volume climbed significantly, fueled by broadened international distribution and the growing popularity of consumer devices such as pagers and portable CD players.

     A major contributor to this outstanding performance was Duracell's innovative PowerCheck technology, which features an on-battery, heat-sensitive strip that gauges remaining battery power when activated. Duracell PowerCheck technology was introduced worldwide on AAA, C and D batteries in 1997, following its highly successful launch on AA batteries in 1996.

     In another technological breakthrough, Duracell is launching this spring the Duracell Ultra high-tech alkaline battery, which provides the longest lasting alkaline battery performance for high technology consumer devices, a fast-growing market that includes cellular phones, digital and ash cameras and camcorders. With this innovation, Duracell is poised to redefine the battery business, strengthening its standing as the worlds number one alkaline battery brand.

     Duracell's specialty battery business, consisting of lithium and zinc air batteries, showed good sales progress worldwide, paced by gains in the United States.

     High-power rechargeable batteries posted moderately higher sales. This was chiefly attributable to the sizable growth in nickel metal hydride rechargeables in the United States and Latin America. At midyear, Duracell announced that it would discontinue manufacturing rechargeable batteries. Instead, it will focus its efforts on developing proprietary technology to enhance the performance of rechargeable batteries sourced from third parties for use in telecommunications devices and camcorders.

     A powerful combination of quality products, strong brand name and increasing global presence offers Duracell, the newest member of the Gillette family of products, an outstanding opportunity to grow faster in the years ahead.

                            [DURACELL BATTERIES PHOTO]

                            AMEE: GATEWAY TO GROWTH


     In less than a decade, Gillette's AMEE region an acronym for Africa, Middle East and Eastern Europe has developed into one of the Company's star performers, generating exceptional sales and profit growth. All signs are that the best is yet to come.

     Covering nearly half of the worlds land mass, the 103 countries and territories that make up the AMEE region stretch eastward from the Baltic Sea to India's Bay of Bengal and from the Cape of Good Hope at Africa's southern tip to Cape Krestovskiy, 400 miles north of the Arctic Circle in the Former Soviet Union.

     Many of the 2.5 billion people more than 40 percent of the worlds population who live in this immense area are experiencing a substantial improvement in living standards that has stimulated strong demand for quality consumer products.

     Younger people in the AMEE markets have become much more like the teens and young adults elsewhere in the world in their attitudes, purchase interests and, increasingly, their discretionary income, said Jose Luis Ribera, group vice president, AMEE Group.

     The political and economic reforms underlying these developments among them the end of the Cold War, reductions in trade barriers and the opening of markets previously closed to foreign investment also have enabled Gillette to seize the resulting business opportunities and to begin to tap the regions tremendous growth potential.

     Beginning in the late 1980s and especially in the past five years, the Company's presence in AMEE markets has evolved from a largely opportunistic export business that relied on third-party distributors to substantial on-the-ground Gillette operations. Today, the Company has 16 manufacturing facilities and more than 5,500 employees in the region, where sales growth rates ranging up to 70 percent annually from an increasingly sizable base provide a strong profit contribution.

     Regardless of where the Company's products are manufactured or sold, consumers can be sure of uniform high quality and sound value. In the AMEE region, Gillette markets the same world-class products, with the same quality and the same package,



                             [WARSAW ORAL-B PHOTO]

Oral-B toothbrushes are a popular brand in Poland's thriving marketplace.




                               [ISTANBUL GILLETTE PHOTO]

Careful inspection assures blade quality meets exacting Gillette standards.



                         [ST. PETERSBERG GILLETTE PHOTO]

Street vendors are part of the growing retail network that brings diverse Company products to Russian consumers.

that we do everywhere else, said Jorgen Wedel, executive vice president, International Group. Depending on local conditions, the range of products we offer in various markets may differ. But a Sensor razor is a Sensor razor everywhere.

     Gillette has achieved its standing as one of the worlds most global companies through a strategy of geographic expansion by acquisition, joint venture and internal development to access major markets where it once had no significant position.

     The Company's principal line of business blades and razors has led the march into new AMEE markets. In 1989, Gillette blade production began in Pakistan. In 1991, a large Turkish blade firm was acquired and operations in Egypt were significantly expanded. In 1992, the Company substantially enlarged blade production in India and acquired Poland's leading blade manufacturer. In 1993, joint venture blade manufacturing got under way in Russia. In 1995, a major Indian blade company was purchased. In 1996, Gillette acquired the chief blade producer in the Czech Republic and a large blade business in the Former Soviet Union. In all, access to markets representing upwards of eight billion blade units has been gained in less than a decade.

     The opening of these new markets has generated tremendous volume growth in all of the Company's shaving products, from double edge blade brands to the Sensor family of shaving systems. More important, these initiatives have greatly enlarged the number of new Gillette customers. While most now use double edge blades over two-thirds of 1997 blade shipments in the AMEE region were in this form, given low incomes in many areas the Company is aggressively pursuing the upgrading strategy that has been so successful elsewhere. This involves converting double edge users to better performing and more profitable twin blade shaving products, both disposable razors and shaving systems.

     Blades and razors for men and, increasingly, for women are the first and by far the largest category of Gillette business in the AMEE region.



                              [MOSCOW BRAUN PHOTO]

Booming steam iron sales have helped make Russia Braun's third largest market for household appliances.



                         [LODZ POLAND EQUIPMENT PHOTO]

Modern facilities and state-of-the art equipment spur productivity gains.



                          [JOHANNESBURG DISPLAY PHOTO]

Prominent display of women's shaving products heightens brand awareness, boosting sales throughout South Africa.

Once this base has been established in a new market, the rest of the Companys product portfolio soon follows: toiletries and stationery products, electric shavers and other small electrical appliances, toothbrushes and batteries.

     Among the Company's toiletries brands, Gillette Series male grooming products and, more recently, the Satin Care women's line are making strong advances, particularly in the countries of the Former Soviet Union and in Eastern Europe. Sales of shave preparations, the largest product category, have more than doubled in the past two years, while the Gillette deodorant/antiperspirant business in AMEE markets has quadrupled over the same period.

     The Company's prestige writing instruments also have achieved substantial gains across the region, with Parker and Waterman boutiques opening last year in Budapest, Moscow, Prague and Warsaw. In India a country whose rapidly growing middle class is larger than the total population of Germany Parker products were introduced in 1996 through a joint venture with Luxor Pen Company, India's largest writing instruments manufacturer. The excellent trade and consumer reception given the Parker brand virtually doubled Gillettes stationery products business in India during 1997.

     Braun small electrical appliance sales also are rising at impressive rates in many key AMEE markets, with exceptionally strong results in Russia and Poland. Russia, for example, currently is Brauns third largest market worldwide for household appliances, including products such as meat grinders and steam irons. In addition, Braun's share of Russia's thriving electric shaver market has nearly doubled since 1995.

 Oral-B which in 1997
strengthened its leading share position in South Africa and gained the number one spot in Turkeys fast-growing toothbrush market has entered more than a dozen other AMEE markets in the past several years. Oral-B toothbrushes, the first step in the introduction of a comprehensive range of oral care products, have been universally well-received. In India, where an Oral-B sales organization was created in 1996, a local oral care company was acquired in 1997 to broaden the Companys market presence.


                           [NEW DELHI GILLETTE PHOTO]



[MOSCOW BRAUN PHOTO]




                                               [ST. PETERSBURG GILLETTE PHOTO]

     Duracell battery operations outside North America and Western Europe have been successfully melded into the Company's International Group, with very encouraging results in the AMEE region. Given the distribution similarities of batteries and blades, sizable advances in market penetration are being realized, with major gains in retail distribution, display and promotion of the Duracell brand. As with blades, the Company is pursuing an upgrading strategy in batteries, converting consumers from zinc carbon to better- performing alkaline batteries, which now account for only about 20 percent of sales in AMEE markets.

     In addition to this outstanding global product portfolio, another key contributor to the Company's flourishing business in the AMEE region is Gillettes strategy of training local nationals for the highest positions as soon as possible a strategy that has been notably successful.

     In India, for example, where the Company's Indian Shaving Products (ISP) subsidiary has been established since 1986, the management team consists entirely of Indian nationals, many of whom also have worked for Gillette in Turkey, the Middle East, the United Kingdom and the United States. Moreover, ISP frequently has supplied managers to staff local acquisitions and joint ventures, as well as the Braun and Oral-B businesses as they entered India in recent years.

     This reservoir of highly skilled individuals is what will drive Gillettes growth even faster, said Gurbrinder Gill, general manager, Eastern Region, AMEE Group, describing the Company's exciting prospects in the Indian subcontinent.

     Gillettes top 10 markets none of them as yet an AMEE market contain only 17 percent of the worlds 5.8 billion people, but currently account for about three-quarters of the Company's sales. Even with Gillette's already formidable presence in many AMEE countries, it is clear that these emerging markets offer enormous growth potential, just now in its initial stage of being realized.

As Gillette broadens and deepens its reach within the AMEE region, supplying a wide range of superior products that satisfy the rising expectations of area consumers, the Company expects to fully capitalize on this historic business opportunity.



                                                   [JOHANNESBURG WATERMAN PHOTO]

[PRAGUE DURACELL PHOTO]


                                                        [JEVICKO GILLETTE PHOTO]
                                    PAGE 21

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                             MANAGEMENT'S DISCUSSION

                              RESULTS OF OPERATIONS

In 1997, the Company achieved record levels of net sales, profit from operations, net income and basic net income per common share.

                                    NET SALES

Net sales in 1997 climbed 4% to $10.1 billion, compared with $9.7 billion in 1996. The growth was attributable to a 7% gain in volume and new products, as well as a 1% increase in prices, while the effect of unfavorable exchange rates depressed sales by 4%. In 1996, growth was due to a 10% increase from volume and new products, while the effect of unfavorable exchange was offset by higher selling prices.
    Sales in the United States advanced 3% in 1997, following a 16% increase in 1996. Foreign sales rose 4%, after a 7% gain in 1996. This advance was paced by growth in AMEE markets, but was partially offset by continued sluggish economic conditions in Japan and Germany and by weaker foreign exchange. Sales of operations outside the United States represented about 63% of sales in both 1997 and 1996.
    An analysis of sales by business segment follows.

                                                                % Increase/
                                 (Millions of dollars)          (Decrease)
                              --------------------------      --------------
                                   97       96        95      97/96    96/9
----------------------------------------------------------------------------
Blades & Razors ............. $ 2,881   $2,836    $2,635         2        8
Toiletries & Cosmetics ......   1,410    1,375     1,236         3       11
Stationery Products .........     924      915       862         1        6
Braun Products ..............   1,744    1,773     1,621        (2)       9
Oral-B Products   ...........     624      547       440        14       24
Duracell Products ...........   2,478    2,251     2,040        10       10
Other .......................       1        1        --        --       --
                              --------------------------      --------------
                              $10,062   $9,698    $8,834         4       10
                              --------------------------      --------------

Further information by business segment is set forth on pages 6 through 17.

    Sales of blades and razors were slightly above those of a year earlier, reflecting considerably higher sales in developing international markets and marginally higher sales in the United States. Sales were well below those of 1996 in Western Europe, due to exchange. The continued growth of the Gillette Sensor franchise was partially offset by planned trade inventory reductions of older Gillette systems in the United States and Western Europe and by unfavorable exchange in Western Europe. The Gillette Sensor franchise was the primary contributor to 1996 sales growth.
    In 1997, toiletries and cosmetics sales rose modestly. The increase was attributable to continued expansion of the Gillette Series male grooming line, the success of Satin Care female grooming products and the growth of clear deodorants/antiperspirants. Jafra sales were slightly above those of the prior year, as softness in the United States and Germany was offset by significant increases in Mexico. In 1996, toiletries and cosmetics sales rose considerably, due to the Gillette Series line and Satin Care products.
    Sales of stationery products were about the same as those of 1996, as decreases in Western Europe, due to exchange, offset gains in other international markets and in the United States. In 1996, sales were above those of the year before, as increases in the United States and AMEE markets were partially countered by shortfalls in Western Europe and Latin America.
    Braun product sales in 1997 were marginally below those of 1996, due to continued adverse economic conditions in Japan and Germany, combined with unfavorable exchange rates in Japan and Western Europe. In 1996, Braun sales were notably higher, due to the acquisition of Thermoscan Inc. in November 1995.
    Sales of Oral-B products grew substantially, with advances in all geographic areas. The gain was attributable to increased volume in North America and the success of new products in other major markets. In 1996, sales climbed significantly, reflecting gains in the United States, Latin America and other major markets.
    In 1997, sales of Duracell products were considerably higher, particularly in the United States, AMEE and Asia-Pacific markets, aided by the full-year impact of 1996 acquisitions in South Africa and South Korea. Excluding the acquisitions, sales were higher. In 1996, sales rose notably, due to alkaline battery volume growth in most markets, along with the favorable impact of acquisitions in South Africa and South Korea.

                                  GROSS PROFIT

Gross profit increased $215 million in 1997 and $506 million in 1996. As a percent of sales, gross profit was 61.9% in 1997, compared with 62.0% in 1996 and 62.4% in 1995. The slight decrease in 1997 was due to a less favorable product mix, mostly offset by improved margins in many segments.

                              SELLING, GENERAL AND
                             ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to 38.8% of sales, compared with 40.9% and 42.0% in 1996 and 1995, respectively. In absolute terms, these expenses declined 1.5% in 1997, and rose 6.9% in 1996 and 9.1% in 1995.

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                             MANAGEMENT'S DISCUSSION

    In 1997, $641 million was spent on advertising, including sampling, and $1,060 million on sales promotion, for a total of $1,701 million, an increase of 1% over 1996. This includes the continued marketing support given to major brands, such as the Gillette Sensor franchise, the Gillette Series line, new Braun products and Duracell batteries. This compares with 1996 amounts of $710 million, $978 million and $1,688 million, respectively. In 1995, these were $704 million, $846 million and $1,550 million, respectively. The spending in 1997 represented 16.9% of sales, compared with 17.4% and 17.5% in 1996 and 1995, respectively. Spending for research and development increased 4% in 1997, compared with 9% in 1996 and 10% in 1995. Other marketing and administrative expenses declined 4% in 1997, and rose 5% in 1996 and 8% in 1995.

                             PROFIT FROM OPERATIONS

Profit from operations in 1997 was $2.32 billion, compared with $2.05 billion in 1996, before merger-related costs, and $1.80 billion in 1995. Compared with 1996, profit from operations increased 13%, representing 23.1% of sales, compared with 21.1% and 20.4% in 1996 and 1995, respectively. Costs related to the merger with Duracell International Inc. in 1996 reduced profit from operations by $413 million, net income by $283 million and basic net income per common share by $.51.
    Within the United States, profit from operations rose 5%, compared with increases of 26% and 7% in 1996 and 1995, respectively. Outside the United States, it climbed 17%, compared with 7% and 15% in 1996 and 1995, respectively.

    An analysis by business segment follows.


                                       (Millions of dollars)              % Increase(b)
                               -------------------------------------     --------------
                                   97        96(a)     96(b)     95       97/96   96/95
---------------------------------------------------------------------------------------

Blades & Razors .............  $1,186    $1,062    $1,098    $  961          8      14
Toiletries & Cosmetics ......     124        87        91        75         36      21
Stationery Products .........     156       122       122       109         28      12
Braun Products ..............     304       300       300       255          1      18
Oral-B Products   ...........      85        58        58        33         47      75
Duracell Products ...........     526       142       450       428         17       5
                               ------------------------------------       ------------
                                2,381     1,771     2,119     1,861         12      14
                               ------------------------------------
Corporate/Other..............     (57)     (135)      (70)      (62)
                               ------------------------------------
                               $2,324    $1,636    $2,049    $1,799
                               ------------------------------------

(a) after merger-related charges     (b) before merger-related charges

See Notes to Consolidated Financial Statements for geographic area and segment data.

    Profits for the blade and razor segment moved well ahead in 1997 and rose substantially in 1996, due to continued sales growth, improved product mix and lower product costs.
    In 1997, toiletries and cosmetics reported substantially higher profits, due to sales growth, improved product mix and lower operating expenses. Profits in 1996 rose significantly, due to the same factors.
    Profits for the stationery segment climbed sharply in 1997 and 1996, due to sales growth driven by new products, improved product mix and lower product costs.
    In 1997, Braun profits were about the same as in 1996, reflecting lower sales of higher margin products. In 1996, profits rose significantly, due to increased sales of products with higher profit margins, as well as to lower operating costs.
    Oral-B profits increased significantly in 1997 and 1996, due primarily to the success of new products with higher margins, as well as to lower operating expenses.
    The Duracell segment reported excellent profit growth in 1997, led by developing international markets, and higher profits in 1996, due to increased sales volume and lower operating expenses. These comparisons are before merger-related charges in 1996.

                                  NONOPERATING
                                 CHARGES/INCOME

Net interest expense (interest expense less interest income) amounted to $69 million in 1997, $67 million in 1996 and $73 million in 1995. The increase in 1997 reflected higher average borrowing levels, due to the full-year impact of 1996 acquisitions and significant capital spending. Net interest expense was lower in 1996, due primarily to lower average interest rates.
    Net exchange losses of $18 million in 1997, which compared with 1996 and 1995 totals of $32 million and $16 million, respectively, were attributable primarily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 29. In 1997, the negative adjustment was $268 million, compared with negative adjustments of $22 million and $100 million in 1996 and 1995, respectively.

                              TAXES AND NET INCOME

The effective tax rate was 35.8% in 1997, compared with rates of 37.8% in 1996 and 37.1% in 1995.
    Net income for 1997 was $1,427 million, compared with $949 million in 1996 and $1,069 million in 1995. Basic net

                    T H E    G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                             MANAGEMENT'S DISCUSSION

income per common share in 1997 was $2.55, compared with $1.71 and $1.94 in 1996 and 1995, respectively. Excluding the charge for merger-related costs in 1996, net income increased 16% over the $1,232 million in 1996, and basic net income per common share rose 15% over the $2.22 in 1996.

                               FINANCIAL CONDITION

    The Company's financial condition strengthened further in 1997, with net debt being reduced by $211 million through strong operating cash flow.
    Net debt (total debt net of associated swaps, less cash and short-term investments) at December 31, 1997, amounted to $1.87 billion, compared with $2.08 billion in 1996 and $1.66 billion in 1995. The increase in 1996 resulted from acquisition spending in the Company's core categories and significant capital spending.
    The market value of Gillette equity was over $56 billion at the end of 1997. The Company's book equity position amounted to $4.84 billion at the end of 1997, compared with $4.47 billion at the end of 1996 and $3.88 billion at the end of 1995.
    Net cash provided by operating activities in 1997 was $1.28 billion, compared with $1.01 billion in 1996 and $1.05 billion in 1995. Growth in working capital requirements in all three years reflected the growth in the business. The current ratio of the Company was 1.78 for 1997, compared with ratios of 1.62 for 1996 and 1.58 for 1995.
    Capital spending in 1997 amounted to a record $973 million, compared with $830 million in 1996 and $593 million in 1995. Spending in all three years principally reflected significant investments in the blade and razor, Duracell and Braun product segments.
    Acquisition activity in 1997 was in the oral care business and amounted to $3 million. The Company spent $300 million for acquisitions in 1996, principally in the battery business, and $278 million in 1995 in other core business categories.
    Following the announcement in September 1997 of its authorized share repurchase program, the Company replaced its $400 million revolving credit agreement with a new $1.0 billion revolving credit facility, expiring in October 1998. In addition, the Company also has a $1.1 billion revolving credit agreement that expires in December 2001. Both facilities are provided by a syndicate of 19 banks and are used by the Company to provide back-up to its commercial paper program.
    The Company generally borrows through the U.S. commercial paper market. At year-end 1997, there was $780 million outstanding under the commercial paper program, compared with $1.09 billion at the end of 1996 and $599 million at the end of 1995.
    In November 1997, the Company issued $300 million, 6% Notes due November 2000 to refinance existing short-term debt and for other general corporate purposes.
    Net cash generated during the accounting period necessary for harmonization of year-ends in 1997 was $24 million.
    In June 1997, Standard & Poor's raised the Company's long-term debt rating from AA- to AA. Moody's maintained the long-term debt rating of Aa3. The commercial paper rating is A1+ by Standard & Poor's and P1 by Moody's. Both Standard & Poor's and Moody's reaffirmed the Company's long-term debt and commercial paper ratings following its share repurchase program announcement.
    Gillette will continue to have capital available for growth through both internally generated funds and substantial credit resources. The Company has substantial unused lines of credit and access to worldwide financial market sources for funds.

               FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENT

This report contains "forward-looking statements" about the Company's prospects and progress. Investors should be aware of factors that could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets. Any such "forward-looking statements" are also qualified by the detailed statement under Item 7, Cautionary Statement, in the Company's most recent Annual Report on Form 10-K, and under Item 5, Forward-Looking Statements, in the Company's most recent Quarterly Report on Form 10-Q.

                                    YEAR 2000

The Company has developed comprehensive global plans to assess and address, in a timely manner, its information systems - including order, production, distribution and financial systems - in conjunction with the Year 2000. The financial impact of completing the required changes is not expected to be material.

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

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

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT

[KPMG Peat Marwick LLP  -- logo]

THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF THE GILLETTE COMPANY

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

[KPMG Peat Marwick LLP  --  signature]

Boston, Massachusetts
January 28, 1998

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                        CONSOLIDATED STATEMENT OF INCOME

(Millions of dollars, except per share amounts)
Years Ended December 31, 1997, 1996 and 1995          1997        1996      1995
--------------------------------------------------------------------------------
NET SALES .......................................  $10,062      $9,698   $8,834
Cost of Sales ...................................    3,831       3,682    3,324
                                                   ----------------------------
GROSS PROFIT ....................................    6,231       6,016    5,510
Selling, General and Administrative Expenses ....    3,907       3,967    3,711
Merger-Related Costs ............................       --         413       --
                                                   ----------------------------
PROFIT FROM OPERATIONS ..........................    2,324       1,636    1,799

Nonoperating Charges (Income)
 Interest income ................................       (9)        (10)     (12)
 Interest expense ...............................       78          77       85
 Other charges - net ............................       34          44       26
                                                   ----------------------------
                                                       103         111       99
                                                   ----------------------------
INCOME BEFORE INCOME TAXES ......................    2,221       1,525    1,700
Income Taxes ....................................      794         576      631
                                                   ----------------------------
NET INCOME ......................................  $ 1,427      $  949   $1,069
                                                   ----------------------------
NET INCOME PER COMMON SHARE, BASIC ..............  $  2.55      $ 1.71   $ 1.94
Net Income per Common Share, assuming
  full dilution .................................  $  2.49      $ 1.66   $ 1.89
Weighted average number of common shares
  outstanding (millions) ........................      559         554      550

--------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                           CONSOLIDATED BALANCE SHEET

(Millions of dollars)
December 31, 1997 and 1996                               1997            1996
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents ........................  $    105        $     84
 Receivables, less allowances:
   1997 - $74; 1996 - $81 .........................     2,522           2,725
 Inventories ......................................     1,500           1,358
 Deferred income taxes ............................       320             359
 Prepaid expenses .................................       243             227
                                                     ------------------------
  TOTAL CURRENT ASSETS ............................     4,690           4,753
                                                     ------------------------
PROPERTY, PLANT AND EQUIPMENT, at cost less
  accumulated depreciation ........................     3,104           2,586
INTANGIBLE ASSETS, less accumulated amortization ..     2,423           2,626
OTHER ASSETS ......................................       647             450
                                                     ------------------------
                                                     $ 10,864        $ 10,415
                                                     ------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Loans payable ....................................  $    552        $    657
 Current portion of long-term debt ................         9              15
 Accounts payable and accrued liabilities .........     1,794           1,964
 Income taxes .....................................       286             299
                                                     ------------------------
  TOTAL CURRENT LIABILITIE ........................     2,641           2,935
                                                     ------------------------
LONG-TERM DEBT ....................................     1,476           1,490
DEFERRED INCOME TAXES .............................       359             299
OTHER LONG-TERM LIABILITIES .......................     1,101           1,190
MINORITY INTEREST .................................        39              30
CONTINGENT REDEMPTION VALUE OF COMMON STOCK PUT
  OPTIONS .........................................       407              --

STOCKHOLDERS' EQUITY
  8.0% Cumulative Series C ESOP Convertible
    Preferred, without par value, Issued: 1997 -
    154,156 shares; 1996 - 157,925 shares .........        93              95
 Unearned ESOP compensation .......................       (17)            (25)
 Common stock, par value $1 per share
  Authorized 1,160,000,000 shares
  Issued: 1997 - 676,290,921 shares;
    1996 - 671,431,800 shares .....................       676             671
 Additional paid-in capital .......................       986           1,159
 Earnings reinvested in the business ..............     5,021           4,169
 Currency translation and pension adjustments .....      (810)           (542)
 Treasury stock, at cost:
  1997 - 115,821,565 shares;
  1996 - 115,353,687 shares .......................    (1,108)         (1,056)

  TOTAL STOCKHOLDERS' EQUITY ......................     4,841           4,471
                                                     ------------------------
                                                     $ 10,864        $ 10,415
                                                     ------------------------

-----------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                    T H E   G I L L E T T E   C O M P A N Y  A N D
                      S U B S I D I A R Y   C O M P A N I E S

                      CONSOLIDATED STATEMENT OF CASH FLOWS


(Millions of dollars)
Years Ended December 31, 1997, 1996 and 1995                 1997         1996      1995
----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income ....................................          $ 1,427      $   949   $ 1,069
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Merger-related costs .........................               --          283        --
  Depreciation and amortization ................              422          381       343
  Other ........................................              (23)          --        (3)
  Changes in assets and liabilities,
   net of effects from acquisition of businesses:
   Accounts receivable .........................             (340)        (459)     (387)
   Inventories .................................             (157)        (105)     (119)
   Accounts payable and accrued liabilities ....               29           67        91
   Other working capital items .................               80         (142)       21
   Other noncurrent assets and liabilities .....             (158)          34        32
                                                          ------------------------------
    Net cash provided by operating activities               1,280        1,008     1,047
                                                          ------------------------------
INVESTING ACTIVITIES
 Additions to property, plant and equipment ....             (973)        (830)     (593)
 Disposals of property, plant and equipment ....               59           41        31
 Acquisition of businesses, less cash acquired..               (3)        (299)     (277)
 Other .........................................               12           (1)        3
                                                          ------------------------------
    Net cash used in investing activities ......             (905)      (1,089)     (836)
                                                          ------------------------------
FINANCING ACTIVITIES
 Purchase of treasury stock ....................              (53)         (11)      (28)
 Proceeds from sale of put options .............               27           --        --
 Proceeds from exercise of stock option and
   purchase plans ..............................              210          150        83
 Proceeds from long-term debt ..................              300           --        --
 Decrease in long-term debt ....................               (6)        (165)       (9)
 Increase (decrease) in loans payable ..........             (383)         578       123
 Dividends paid ................................             (466)        (451)     (382)
                                                          ------------------------------
    Net cash provided by (used in) financing
     activities ................................             (371)         101      (213)
                                                          ------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ........               (7)         (19)        4
NET CASH FROM HARMONIZATION PERIOD .............               24           --        --
                                                          ------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS ..........               21            1         2
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..               84           83        81
                                                          ------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR .......          $   105      $    84   $    83
                                                          ------------------------------
 Supplemental disclosure of cash paid for:
  Interest .....................................          $   101      $    94   $    95
  Income taxes .................................          $   451      $   586   $   415
 Noncash investing and financing activities:
  Acquisition of businesses
   Fair value of assets acquired ...............          $     3      $   361   $   395
   Cash paid ...................................                3          300       278
                                                          ------------------------------
    Liabilities assumed ........................          $    --      $    61   $   117
                                                          ------------------------------
----------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

                   T H E   G I L L E T T E   C O M P A N Y  A N D
                      S U B S I D I A R Y   C O M P A N I E S

                            CONSOLIDATED STATEMENT OF
                              STOCKHOLDERS' EQUITY

                                                       Unearned              Additional
                                       Preferred           ESOP     Common      Paid-in
(Millions of dollars)                     Shares   Compensation      Stock      Capital
---------------------------------------------------------------------------------------
Balance at December 31, 1994 ...........     $98         $  (44)      $ 664      $  958
                                        -----------------------------------------------
 Net income ............................      --             --          --          --
 Cumulative translation adjustments ....      --             --          --          --
 Minimum liability adjustment ..........      --             --          --          --
 Dividends declared ....................      --             --          --          --
 Stock option and purchase plans
  (3,284,028 shares) ...................      --             --           3          82
 Conversion of Series C ESOP
  preferred stock (89,051 shares) ......      (1)            --          --          --
 Purchase of Duracell treasury stock
  (504,974 shares) .....................      --             --          --         (28)
 Earned ESOP compensation ..............      --             10          --          --
                                        -----------------------------------------------
Balance at December 31, 1995 ...........      97            (34)        667       1,012
                                        -----------------------------------------------
 Net income ............................      --             --          --          --
 Cumulative translation adjustments ....      --             --          --          --
 Minimum liability adjustment ..........      --             --          --          --
 Dividends declared ....................      --             --          --          --
 Stock option and purchase plans
  (4,362,980 shares) ...................      --             --           4         146
 Conversion of Series C ESOP
  preferred stock (111,066 shares) .....      (2)            --          --           1
 Purchase of Gillette treasury stock
  (210,400 shares) .....................      --             --          --          --
 Earned ESOP compensation ..............      --              9          --          --
                                        -----------------------------------------------
Balance at December 31, 1996 ...........      95            (25)        671       1,159
                                         -----------------------------------------------
 Net income ............................      --             --          --          --
 Net results of year-end
  harmonization ........................      --             --          --          --
 Cumulative translation adjustments ....      --             --          --          --
 Dividends declared ....................      --             --          --          --
 Stock option and purchase plans
  (4,859,121 shares) ...................      --             --           5         206
 Conversion of Series C ESOP
  preferred stock (150,722 shares) .....      (2)            --          --           1
 Purchase of Gillette treasury stock
  (618,600 shares) .....................      --             --          --          --
 Proceeds from sale of put options .....      --             --          --          27
 Contingent liability of put options ...      --             --          --        (407)
 Earned ESOP compensation ..............      --              8          --          --
                                        -----------------------------------------------
Balance at December 31, 1997 ...........     $93          $ (17)       $676     $   986
                                        -----------------------------------------------



                                                                    Currency
                                                                 Translation          Total
                                          Earnings    Treasury   and Pension  Stockholders'
(Millions of dollars)                   Reinvested       Stock   Adjustments         Equity
-------------------------------------------------------------------------------------------
Balance at December 31, 1994 ...........    $3,029    $ (1,047)       $ (401)        $3,257
                                        ---------------------------------------------------
 Net income ............................     1,069          --            --          1,069
 Cumulative translation adjustments ....        --          --          (100)          (100)
 Minimum liability adjustment ..........        --          --           (20)           (20)
 Dividends declared ....................      (394)         --            --           (394)
 Stock option and purchase plans
  (3,284,028 shares) ...................        --          --            --             85
 Conversion of Series C ESOP
  preferred stock (89,051 shares) ......        --           1            --             --
 Purchase of Duracell treasury stock
  (504,974 shares) .....................        --          --            --            (28)
 Earned ESOP compensation ..............        --          --            --             10
                                        ---------------------------------------------------
Balance at December 31, 1995 ...........     3,704      (1,046)         (521)         3,879
                                        ---------------------------------------------------
 Net income ............................       949          --            --            949
 Cumulative translation adjustments ....        --          --           (22)           (22)
 Minimum liability adjustment ..........        --          --             1              1
 Dividends declared ....................      (484)         --            --           (484)
 Stock option and purchase plans
  (4,362,980 shares) ...................        --          --            --            150
 Conversion of Series C ESOP
  preferred stock (111,066 shares) .....        --           1            --             --
 Purchase of Gillette treasury stock
  (210,400 shares) .....................        --         (11)           --            (11)
 Earned ESOP compensation ..............        --          --            --              9
                                        ---------------------------------------------------
Balance at December 31, 1996 ...........     4,169      (1,056)         (542)         4,471
                                        ---------------------------------------------------
 Net income ............................     1,427          --            --          1,427
 Net results of year-end
  harmonization ........................       (89)         --            --            (89)
 Cumulative translation adjustments ....        --          --          (268)          (268)
 Dividends declared ....................      (486)         --            --           (486)
 Stock option and purchase plans
  (4,859,121 shares) ...................        --          --            --            211
 Conversion of Series C ESOP
  preferred stock (150,722 shares) .....        --           1            --             --
 Purchase of Gillette treasury stock
  (618,600 shares) .....................        --         (53)           --            (53)
 Proceeds from sale of put options .....        --          --            --             27
 Contingent liability of put options ...        --          --            --           (407)
 Earned ESOP compensation ..............        --          --            --              8
                                        ---------------------------------------------------
Balance at December 31, 1997 ...........    $5,021    $ (1,108)       $ (810)        $4,841
                                        ---------------------------------------------------

Dividends declared per common share in 1997, 1996 and 1995 were $.86, $.72 and $.60, respectively, for Gillette, and in 1996 and 1995, $1.16 and $1.04, respectively, for Duracell.

--------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                   T H E   G I L L E T T E   C O M P A N Y  A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             SUMMARY OF SIGNIFICANT
                               ACCOUNTING POLICIES

                              NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm with manufacturing operations conducted at 64 facilities in 26 countries and products distributed through wholesalers, retailers and agents in over 200 countries and territories. The Company is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products and is the world leader in toothbrushes, oral care appliances and alkaline batteries.

                            BASIS OF PRESENTATION AND
                           PRINCIPLES OF CONSOLIDATION

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
    The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated.
    At the end of 1997, the year-ends of all operating groups were harmonized with a common calendar year-end of December 31. The results of the accounting period necessary for harmonization - in the aggregate a loss of $24 million are reflected as a charge in the stockholders' equity section of the balance sheet. Also reflected in this section is a charge of $51 million adjusting for seasonality of advertising.
    In the first quarter of 1997, Duracell entities outside of North America changed their year-end reporting periods to coincide with those of Gillette operations, resulting in a charge of $14 million to stockholders' equity.

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

                                   NET INCOME
                                PER COMMON SHARE

Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding.
    The calculation of fully diluted net income per common share assumes conversion of the preferred stock into common stock, and also adjusts net income for the ESOP debt service expense due to the assumed replacement of the preferred stock dividends with common stock dividends. Fully diluted and basic net income per common share are presented in accordance with SFAS 128.
    Net income and shares used to compute net income per share, basic and assuming full dilution, are reconciled below.


(Millions)                                  1997    1996     1995
-----------------------------------------------------------------
Net income as reported .................. $1,427    $949   $1,069
Less: Preferred stock dividends .........      4       5        5
                                          -----------------------
Net income, basic ....................... $1,423    $944   $1,064
                                          -----------------------
Effect of dilutive securities:

 Convertible preferred stock ............      4       4        3
                                          -----------------------
Net income, assuming full dilution ...... $1,427    $948   $1,067
                                          -----------------------
Common shares, basic ....................    559     554      550
Effect of dilutive securities:
 Convertible preferred stock ............      6       6        7
 Stock options ..........................      9      10        8
                                          -----------------------
Common shares, assuming full
 dilution ...............................    574     570      565
                                          -----------------------

                   T H E   G I L L E T T E  C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  INCOME TAXES

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $3.2 billion at December 31, 1997.

                         RECLASSIFICATION OF PRIOR YEARS

Prior year financial statements have been reclassified to conform to the 1997 presentations.

                                    EFFECT OF
                               ACCOUNTING CHANGES

In 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements will be adopted by the Company in 1998. Current financial statements are presented substantially in accordance with SFAS 131.

                     BUSINESS COMBINATIONS AND DIVESTITURES

In January 1998, the Company announced an agreement to sell its Jafra skin care and color cosmetics business. The transaction is not expected to have a material impact on financial results.
    In 1997, the Company acquired an oral care business for $3 million. This acquisition has been accounted for by the purchase method of accounting. Its results of operations, which have been included in the Company's consolidated financial statements, have not materially affected the consolidated financial position, results of operations or liquidity of the Company.
    In 1996, the Company acquired businesses in the Duracell, blade and razor and stationery segments for an aggregate amount of $300 million.
    In December 1996, Gillette completed a merger with Duracell International Inc. by exchanging 109.7 million shares of its common stock for all of the common stock of Duracell. Each share of Duracell was exchanged for .904 of one share of Gillette common stock.
    The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Duracell as though it had always been a part of Gillette.

                                FOREIGN CURRENCY
                                   TRANSLATION

Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity. Also included are the effects of exchange rate changes on intercompany transactions of a long-term investment nature and transactions designated as hedges of net foreign investments.
    An analysis of cumulative translation adjustments follows.

(Millions of dollars)                         1997       1996       1995
------------------------------------------------------------------------
Balance at beginning of year ............   $ (522)    $ (500)    $ (400)
Translation adjustments, including
 the effect of hedging ..................     (222)        18       (125)
Related income tax effect ...............      (46)       (40)        25
                                            ----------------------------
Balance at end of year ..................   $ (790)    $ (522)    $ (500)
                                            ----------------------------

    Included in Other charges are net exchange losses of $18 million, $32 million and $16 million for 1997, 1996 and 1995, respectively.

                                   INVENTORIES

                                   December 31,   December 31,
(Millions of dollars)                      1997           1996
------------------------------------------------------------------
Raw materials and supplies .........     $  279         $  281
Work in process   ..................        186            161
Finished goods .....................      1,035            916
                                         ---------------------
                                         $1,500         $1,358
                                         ---------------------

                    T H E   G I L L E T T E   C O M P A N Y  A N D
                      S U B S I D I A R Y  C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               PROPERTY, PLANT AND
                                    EQUIPMENT


                                        December 31,   December 31,
(Millions of dollars)                           1997           1996
-------------------------------------------------------------------
Land   ..................................     $   80         $   69
Buildings ...............................        734            673
Machinery and equipment .................      4,377          3,839
                                              ---------------------
                                               5,191          4,581
Less accumulated depreciation   .........      2,087          1,995
                                              ---------------------
                                              $3,104         $2,586
                                              ---------------------

                                INTANGIBLE ASSETS

----------------------------------------------------------
Goodwill ($44 million not
 subject to amortization) ............... $2,023    $2,126
Other intangible assets .................  1,128     1,133
                                          ----------------
                                           3,151     3,259
Less accumulated amortization   .........    728       633
                                          ----------------
                                          $2,423    $2,626
                                          ----------------


                              ACCOUNTS PAYABLE AND
                               ACCRUED LIABILITIES

--------------------------------------------------------
Accounts payable ...................... $  542    $  547
Advertising and sales promotion .......    360       356
Payroll and payroll taxes   ...........    221       270
Other taxes ...........................     25        74
Dividends payable on common stock .....    120       100
Merger-related costs ..................    101       185
Miscellaneous   .......................    425       432
                                        ----------------
                                        $1,794    $1,964
                                        ----------------

                           OTHER LONG-TERM LIABILITIES

-------------------------------------------------
Pensions ....................... $  450    $  471
Postretirement medical .........    302       310
Incentive plans ................    171       153
Merger-related costs ...........     32       113
Miscellaneous   ................    146       143
                                 ----------------
                                 $1,101    $1,190
                                 ----------------


                                      DEBT

Commercial paper included in Loans payable was nil at December 31, 1997, and December 31, 1996. The Company's commercial paper program is supported by its revolving credit facilities.
    A summary of long-term debt follows.


                                    December 31,   December 31,
(Millions of dollars)                       1997           1996
---------------------------------------------------------------
Commercial paper ....................     $  780         $1,087
5.75% Notes due 2005   ..............        200            200
6.25% Notes due 2003   ..............        150            150
6.00% Notes due 2000   ..............        300             --
8.03% Guaranteed ESOP notes
 due through 2000   .................         22             31
Other, multicurrency borrowings .....         33             37
                                          ---------------------
Total long-term debt ................      1,485          1,505
Less current portion   ..............          9             15
                                          ---------------------
Long-term portion ...................     $1,476         $1,490
                                          ---------------------

    At December 31, 1997, the Company had swap agreements that converted the $650 million U.S. dollar-denominated long-term fixed rate debt notes into multicurrency principal and floating interest rate obligations over the term of the respective issues, resulting in an aggregate principal amount of $604 million at a weighted average interest rate of 4.8%. As of December 31, 1996, the Company had swap agreements that converted the $350 million in U.S. dollar-denominated long-term fixed rate debt notes into Deutschmark principal and floating interest rate obligations, with an aggregate principal amount of $355 million at a weighted average interest rate of 3.3%.
    The Company also had forward exchange contracts at December 31, 1997, maturing in 1998 and 1999, that established $373 million in multicurrency principal, 4.2% interest obligations with respect to $356 million of U.S. dollar commercial paper debt included in Long-Term Debt and $33 million of foreign currency debt included in Loans payable. At December 31, 1996, the Company had a forward exchange contract that established a $32 million Yen principal, .7% interest obligation with respect to $34 million of U.S. dollar commercial paper debt included in Long-Term Debt.
    Additionally, at December 31, 1996, Duracell had interest rate swaps that converted $150 million of U.S. dollar commercial paper debt, included in Long-Term Debt, and $50 million of loans payable from floating to fixed rate obligations at a weighted average interest rate of 7.1%.

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Exchange rate movements give rise to changes in the values of the foreign currency-related agreements that offset changes in the values of the underlying exposures. Amounts associated with these agreements were receivables of $62 million at December 31, 1997, and liabilities of $3 million at December 31, 1996.
    The weighted average interest rate on Loans payable, including associated swaps, was 4.2% at December 31, 1997, and 4.4% at December 31, 1996. The weighted average interest rate on total long-term debt, including associated swaps and excluding the guaranteed ESOP notes, was 5.3% at December 31, 1997 and December 31, 1996.
    The Company has a $1.0 billion revolving bank credit agreement that expires in October 1998 and a $1.1 billion revolving bank credit agreement expiring in December 2001, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay an average facility fee of
 .043% per annum. At year-end 1997 and 1996, there were no borrowings under such agreements.
    In addition, at December 31, 1996, Duracell had $794 million in revolving credit facilities, of which borrowings thereon amounted to $30 million. In January 1997, these borrowings were repaid and the facilities terminated.
    Based on the Company's intention and ability to maintain its $1.1 billion revolving credit agreement beyond 1998, $780 million of commercial paper borrowings and $20 million of loans payable were classified as long-term debt at December 31, 1997. As of December 31, 1996, $1.09 billion of commercial paper borrowings and $13 million of loans payable were so classified.
    Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1997, are $9 million in 1998, $20 million in 1999 and $305 million in 2000.
    Unused lines of credit amounted to $2.6 billion at December 31, 1997.

                              FINANCIAL INSTRUMENTS

    The Company uses financial instruments, principally swaps, forward contracts and options, to effectively achieve its financing strategy and to hedge foreign currency, commodity and equity-linked employee compensation exposures. These contracts hedge transactions and balances for periods consistent with their committed exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes, nor is it a party to any leveraged contracts.
    Realized and unrealized foreign exchange gains and losses on financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures. Any gain or loss from a financial instrument that ceases to be an effective hedge is recognized in the income statement. The interest differential paid or received on swap and forward agreements is recognized as an adjustment to interest expense.
    At December 31, 1997, there were no foreign currency put options to hedge 1998 U.S. dollar results of foreign operations. At December 31, 1996, the Company had foreign currency put options with a strike price of $1.24 billion and a cost of $10 million. These options expired $64 million in the money and were included in profit from operations in 1997.
    The Company has also hedged certain employee benefit expenses linked to its stock price by entering into equity swap and option contracts that mature in 1998, 2002 and 2003. At December 31, 1997, and December 31, 1996, the notional principal amounts of such contracts were $53 million, at a cost of $8 million. The cost is amortized over the duration of the contracts, and gains or losses are recognized as adjustments to the carrying amount of the underlying liabilities.
    In addition, the Company utilizes commodity swaps to fix the price on a portion of certain raw materials used in the manufacturing process. As of year-end 1997, $31 million of commodity swaps was outstanding, maturing through December 1998. Such contracts at December 31, 1996, amounted to $45 million. The maturity of the contracts highly correlates to the actual purchases of the commodity, and contract values are reflected in the cost of the commodity as it is actually purchased.
    The above amounts exclude the swap and forward agreements described in the Debt note, as well as the equity put options associated with the share repurchase program, which are described separately in the notes.
    Several major international financial institutions are counterparties to the Company's financial instruments. It is Company practice to monitor the financial standing of the counterparties and to limit the amount of exposure with any one institution. The Company may be exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Company operations. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.
    The estimated fair values of the Company's financial instruments are summarized below.


                                    Carrying     Estimated
(Millions of dollars)                 Amount    Fair Value
----------------------------------------------------------
DECEMBER 31, 1997
Long-term investments .............  $   146       $   148
Total long-term debt ..............   (1,485)       (1,485)
Foreign currency, interest rate
 and commodity contracts ..........       70            65
Equity contracts ..................       28            28

DECEMBER 31, 1996
Long-term investments .............  $   108       $   112
Total long-term debt ..............   (1,505)       (1,491)
Foreign currency, interest rate
 and commodity contracts ..........       (4)          (14)
Equity contracts ..................       14            19

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

                                   COMMITMENTS

    Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $62 million in 1998, $43 million in 1999, $35 million in 2000, $28 million in 2001, $16 million in 2002 and $35 million for years thereafter. Rental expense amounted to $93 million in 1997, $93 million in 1996 and $88 million in 1995.

                            RESEARCH AND DEVELOPMENT

    Research and development costs, included in selling, general and administrative expenses, amounted to $212 million in 1997, $204 million in 1996 and $187 million in 1995.

                              MERGER-RELATED COSTS

    In December 1996, Gillette completed a merger with Duracell International Inc. In connection with the merger, the Company recorded a charge to operating expenses of $413 million for direct and other merger-related costs pertaining to the merger transaction and certain restructuring programs.
    Merger transaction costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing and other related charges. Restructuring costs included severance and outplacement of terminated employees and exit costs.
    Details of the merger-related costs follow.


                                         1996    Utilized
(Millions of dollars)               Provision     to Date    Balance
--------------------------------------------------------------------
Merger Transaction Costs  ..........      $ 65       $ 61       $  4
Restructuring Costs
 Employee severance  ...............       166         82         84
 Exit costs  .......................       182        137         45
                                          --------------------------
Total ..............................      $413       $280       $133
                                          --------------------------

    Restructuring activities primarily relate to the consolidation of distribution and administrative functions. These actions will result in the phased reduction of approximately 1,700 employees. Through December 31, 1997, the reductions totaled 922 employees. Exit costs include activities such as cancellation of lease agreements and distributor contracts, and the writedown of unutilized assets.

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

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


(Millions of dollars)                  1997     1996          1995
------------------------------------------------------------------
Income before income taxes
 United States   .................   $1,119    $  880       $  739
 Foreign .........................    1,102       645          961
                                     -----------------------------
Total income before
 income taxes ....................   $2,221    $1,525       $1,700
                                     -----------------------------
Current tax expense
 Federal .........................   $  247    $  320       $  266
 Foreign .........................      311       307          270
 State   .........................       59        67           52
Deferred tax expense
 Federal .........................       77       (66)           8
 Foreign .........................       87       (52)          37
 State   .........................       13        --           (2)
                                     -----------------------------
Total income tax expense .........   $  794    $  576       $  631
                                     -----------------------------

    A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.


(Percent)                                1997         1996       1995
----------------------------------------------------------------------
Statutory Federal tax rate .........     35.0%        35.0%      35.0%
Goodwill amortization ..............       .3           .3         .3
Rate differential on
 foreign income ....................       .4           --        (.9)
Effect of foreign currency
 translation   .....................       .1           .2         .4
State taxes (net of
 Federal tax benefits) .............      2.1          2.6        1.9
Other differences ..................     (2.1)        (1.7)        .4
                                         ----------------------------
Effective tax rate before
 merger-related costs ..............     35.8%        36.4%      37.1%
Merger-related costs ...............       --          1.4         --
                                         ----------------------------
Effective tax rate .................     35.8%        37.8%      37.1%
                                         ----------------------------


    The components of deferred tax assets and deferred tax liabilities are shown below.


                                         1997                    1996
                                ----------------------   ---------------------
                                Deferred      Deferred   Deferred     Deferred
                                     Tax           Tax        Tax          Tax
(Millions of dollars)             Assets   Liabilities     Assets  Liabilities
-------------------------------------------------------------------------------
CURRENT
 Advertising and sales
  promotion ....................   $  32          $ --      $  31        $ --
 Benefit plans .................      77            --         69          --
 Merger-related costs and
  certain restructuring
  programs   ...................      36            --         85          --
 Miscellaneous reserves
  and accruals   ...............      91            --         64          --
 Operating loss and credit
  carryforwards ................       7            --         13          --
 Other   .......................      77            --         97          --
                                   -------------------      -----        ----
  Total current ................     320          $ --        359        $ --
                                   -----          ----      -----        ----
  Net current   ................   $ 320                    $ 359
                                   -----                    -----
NONCURRENT
 Benefit plans .................   $ 163          $ --      $ 136        $ --
 Intangibles ...................      --           230         --         251
 Merger-related costs and
  certain restructuring
  programs   ...................      12            --         45          --
 Operating loss and credit
  carryforwards ................      33            --         38          --
 Property, plant and
  equipment ....................      --           246         --         223
 Other   .......................      --            60         --          17
                                   -------------------      -----------------
  Total noncurrent                   208           536        219         491
                                   -------------------      -----------------
 Valuation allowance   .........   $ (31)                   $ (27)
                                   -----                    -----
 Net noncurrent ................                  $359                   $299
                                                  ----                   ----
TOTAL
 Net Deferred Tax Assets/
  Liabilities ..................                  $ 39      $  60
                                                  ----      -----

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  PENSION PLANS

    The Company has various retirement programs, including defined benefit, defined contribution and other plans, that cover most employees worldwide. In the U.S., the Company has noncontributory defined benefit plans in effect for substantially all of its employees. Benefits are based primarily on years of service and employees' compensation. The funding policy of the Company for these plans is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act. In Germany, under common local practice and enabling tax law, pension costs are accrued but unfunded.
    Total pension expense for 1997 was $79 million, compared with $90 million and $97 million in 1996 and 1995, respectively. The components of net pension expense follow.

                                                                   1997                 1996                1995
                                                           ------------------   ------------------   -----------------
(Millions of dollars)                                      Domestic   Foreign   Domestic   Foreign   Domestic  Foreign
----------------------------------------------------------------------------------------------------------------------
Defined Benefit Plans
 Service cost-benefits earned ..........................     $   30     $  35     $   29     $  32     $   24    $  30
 Interest cost on projected benefit obligation .........         60        55         56        53         54       50
 Actual return on plan assets ..........................       (185)      (87)      (118)      (66)      (153)     (59)
 Net amortization and deferral .........................        117        42         64        29        113       28
                                                            ----------------------------------------------------------
                                                                 22        45         31        48         38       49
Other Pension Costs
 Defined contribution plans ............................         --         4         --         4         --        4
 Foreign plans not on SFAS 87 ..........................         --         8         --         7         --        6
                                                             ---------------------------------------------------------
Total Pension Expense ..................................     $   22     $  57     $   31     $  59     $   38    $  59
                                                             ---------------------------------------------------------

    The funded status of the Company's principal defined benefit plans and the amounts recognized in the balance sheet at December 31 follow.

------------------------------------------------------------------------------------------------------------------------
Vested benefit .............................................    $ 694     $ 702      $ 629    $  676    $  602    $  599
Nonvested benefit ..........................................       95        28         89        33        88        34
                                                                --------------------------------------------------------
Accumulated benefit obligation .............................      789       730        718       709       690       633
Benefit obligation related to future
 compensation levels .......................................      170       101        161       101       148        91
                                                                --------------------------------------------------------
Projected benefit obligation ...............................      959       831        879       810       838       724
Fair value of plan assets, invested primarily
 in equities and debt securities ...........................      990       550        816       462       690       362
                                                                --------------------------------------------------------
Plan assets greater/(less) than projected benefit obligation       31      (281)       (63)     (348)     (148)     (362)
Unrecognized transition obligation .........................        2         8          1        10        --        12
Unrecognized prior service cost ............................       11        15          8        13        18        10
Unrecognized net loss ......................................        9         8         97        38       158        34
Minimum liability adjustment ...............................      (26)       (9)       (26)      (11)      (23)      (17)
                                                                --------------------------------------------------------
Net prepaid (accrued) pension cost included
 in consolidated balance sheet .............................    $  27     $(259)     $  17    $ (298)   $    5    $ (323)
                                                                --------------------------------------------------------

    The primary assumptions used in determining related obligations of the plans are shown below.


(Percent)
-----------------------------------------------------------------------------------------------------------------------
Discount rates ...............................      7     6- 8 1/4       7    6- 8 1/4       6 3/4, 7 1/2      6 - 9
Increases in compensation levels .............      5     3- 6           5    3- 6 1/2          5,  6 1/2   3 1/2- 6 1/2
Long-term rates of return on assets ..........      9     6-10           9    6-10 1/2              9       6    -10 1/2
------------------------------------------------------------------------------------------------------------------------

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             OTHER RETIREE BENEFITS

The Company and its subsidiaries provide certain health care and life insurance benefits to eligible retired employees, principally in the United States. Substantially all of the Company's domestic employees and some employees in other countries become eligible for these benefits upon retirement. Domestic participants under the Gillette plans who retire after January 1, 1992, share in the cost of their health care benefits if hired before July 1, 1990, or pay all of such costs if hired after that date. The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. Duracell health care benefits are offered on a shared-cost basis.
    Other postretirement benefit expense for 1997, 1996 and 1995 was $12 million, $16 million and $19 million, respectively, as follows.


(Millions of dollars)                        1997        1996        1995
-------------------------------------------------------------------------------
Interest cost ........................       $ 17        $ 19        $ 23
Service cost .........................          5           2          --
Actual return on assets ..............         (6)         (4)         (3)
Net amortization and expense .........         (4)         (1)         (1)
                                             ----------------------------
Other postretirement benefit expense..       $ 12        $ 16        $ 19
                                             ----------------------------

    The status of the Company's plans and the amounts recognized in the balance sheet follow.


(Millions of dollars)                      1997     1996    1995
-----------------------------------------------------------------
Retirees ............................      $163     $172     $182
Fully eligible active employees   ...        18       25       31
Other active employees ..............        67       69       67
                                           ----------------------
Accumulated postretirement
 benefit obligation .................       248      266      280
Fair value of plan assets ...........       (33)     (24)     (17)
Unrecognized net gain   .............        87       68       47
                                           ----------------------
Accrued postretirement liability ....      $302     $310     $310
                                           ----------------------

    Primary assumptions used in determining costs and benefit obligations of the principal retiree benefit plans are shown below.


                                      1997   1996       1995
--------------------------------------------------------------------------------
Discount rates .................        7%     7%     6.75,8%
Health care cost trend
 rates--initial ................        9%    10%      10,11%
Health care cost trend
 rates--ultimate ...............        5%     5%      5,5.4%
Years in which ultimate
 trend rate achieved   .........      2001   2001   2001,2002

    A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 12%, and interest and service cost by 14%, in 1997. Outside the United States, the assumptions used were consistent with, but not identical to, those used domestically.
    ESOP shares allocated to eligible participants reduce the Company's obligations over the period of allocation. The account balance is assumed to have an annual yield of 12%. In addition, the Company established a retiree health benefits account within its principal domestic pension plan that will be used to partially fund health care benefits for future retirees.

                            SHARE REPURCHASE PROGRAM

On September 18, 1997, the Company's Board of Directors authorized a share repurchase program to purchase up to 25 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Company repurchased 618,600 shares for $53 million in 1997.
    During 1997, the Company sold equity put options as an enhancement to its ongoing share repurchase program. These options provide the Company with an additional source to supplement open market purchases of its common stock. The options were priced based on the market value of the Company's stock at the date of issuance. The redemption value of the options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying consolidated balance sheet as "Contingent Redemption Value of Common Stock Put Options." At December 31, 1997, no shares of outstanding common stock were subject to repurchase under the terms and conditions of these options.
    Gillette and Duracell terminated their existing share repurchase programs after the merger was announced in 1996. Gillette repurchased 210,400 shares for $11 million in 1996. During 1995, Duracell repurchased 504,974 shares for $28 million.

                                 PREFERRED STOCK
                                 PURCHASE RIGHTS

At December 31, 1997, the Company had 566,635,606 preferred stock purchase rights outstanding as follows: one right for each share of common stock outstanding and a total of 6,166,250 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one ten-thousandth of

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.
    If any person acquires 15% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.
    The rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.
    At December 31, 1997, there were authorized 5,000,000 shares of preferred stock without par value, of which 154,156 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

                                 EMPLOYEE STOCK
                                 OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.
    Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 40 common shares at $15.07188 per share. At December 31, 1997, 154,156 Series C shares were outstanding, of which 125,719 shares were allocated to employees and the remaining 28,437 shares were held in the ESOP trust for future allocations. The 154,156 Series C shares are equivalent to 6,166,250 shares of common stock, about 1.1% of the Company's outstanding voting stock.
    The Series C stock is redeemable upon the occurrence of certain change in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends. The ESOP purchased the Series C shares with borrowed funds guaranteed by the Company. Company contributions to the ESOP and the dividends paid on the Series C shares are used to pay loan principal and interest semiannually over a 10-year period.
    As the ESOP loan is repaid, a corresponding amount of Series C stock held in the trust is released to participant accounts. Allocations are made quarterly to the accounts of eligible employees, generally on the basis of an equal amount per participant. In general, regular U.S. employees participate in the ESOP after completing one year of service with the Company.
    The unpaid balance of this loan is reported as a liability of the Company. An unearned ESOP compensation amount is reported as an offset to the Series C shares in the equity section.
    Plan costs and activity for this plan follow.


(Millions of dollars)                          1997   1996  1995
--------------------------------------------------------------------------------
Compensation expense .........................  $ 3    $ 4    $6
Cash contributions and
 dividends paid   ............................   11     13    14
Principal payments   .........................    9     10    10
Interest payments ............................    2      3     4

                   STOCK OPTION AND STOCK EQUIVALENT UNIT PLAN


At December 31, 1997, the Company had stock-based compensation plans described below that include the pre-merger plans of Duracell.
    Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including those who also may be officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Outstanding options have seven- to 10-year terms. Options granted prior to April 17, 1997, are exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. Options granted after April 16, 1997, become exercisable in one-third increments over a three-year period, beginning one year after the grant date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options) and the granting of incentive stock options.
    The Company applied APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS 123,

                    T H E   G I L L E T T E   C O M P A N Y   A N D
                      S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

net income and basic net income per common share would have been reduced by $88 million and $.16 in 1997, $47 million and $.08 in 1996 and $32 million and $.06 in 1995, respectively. The impact on net income per common share, assuming full dilution, is $.15, $.08 and $.06 in 1997, 1996 and 1995, respectively.
    The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1997, 1996 and 1995.


                                            1997                1996             1995
-------------------------------------------------------------------------------------
Risk-free interest rates ...........        6.6%           6.5, 6.7%        6.0, 6.5%
Expected option lives ..............   4.6 years      4.6, 7.0 years   4.6, 7.0 years
Expected volatilities   ............       19.2%         22.0, 29.0%      22.4, 29.4%
Expected dividend yields ...........         .9%           1.2, 2.1%        1.4, 2.3%
-------------------------------------------------------------------------------------

    A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995 follows.


                                                     1997                         1996                          1995
                                            -----------------------      -----------------------      --------------------------
                                                   Weighted Average             Weighted Average              Weighted Average
(Thousands of shares)                       Shares   Exercise Price      Shares   Exercise Price      Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year* ......... 19,268          $ 37.42      20,750          $ 29.61      20,501          $  25.07
Granted ...................................  5,293            94.29       4,459            58.02       4,467             42.01
Exercised ................................. (5,047)           31.17      (4,983)           26.32      (3,739)            18.71
Cancelled .................................   (100)           74.98        (493)           40.98        (479)            35.91
                                            ------                       ------                       ------
Outstanding at year-end*   ................ 19,414            54.35      19,733            36.58      20,750             29.61
                                            ------                       ------                       ------
Options exercisable at year-end ........... 14,167                       15,705                       13,069
                                            ------                       ------                       ------
Weighted average fair value of options
 granted during the year   ................ $25.84                       $16.78                       $11.48

*Options outstanding at year-end 1996 include 4,855 pre-merger Duracell options. Options outstanding at the beginning of 1997 reflect the conversion of each Duracell option to .904 of a Gillette option.

    The following table summarizes information about fixed stock options outstanding at December 31, 1997.



                                    Options Outstanding                             Options Exercisable
                   ----------------------------------------------------       -----------------------------
                                  Weighted Average
                        Number           Remaining                                 Number
Range of           Outstanding            Years of     Weighted Average       Exercisable  Weighted Average
Exercise Prices     (Thousands)   Contractual Life       Exercise Price       (Thousands)    Exercise Price
-----------------------------------------------------------------------------------------------------------
$6-10                      379                 1.3                  $ 9              379                $ 9
14-18                      902                 3.1                   17              902                 17
22-27                    2,067                 5.0                   23            2,067                 23
31-42                    6,817                 6.0                   38            6,817                 38
43-50                      263                 4.0                   48              263                 48
54-74                    3,739                 8.4                   59            3,739                 59
78-95                    5,247                 9.5                   94               --
                        ------                                                    ------
$6-95                   19,414                 7.0                  $54           14,167                $40
                        ------                                                    ------


     Eligible Gillette employees may participate in two other plans. The Stock Equivalent Unit Plan provides for awards of basic stock units to key employees, although awards have not been made to executive officers since 1990. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year. Plan expense amounted to $21 million in 1997, $23 million in 1996 and $27 million in 1995.

     The Stock Purchase Plan provides for the sale at fair market value of the Company's common stock to selected key employees, excluding officers and directors. At December 31, 1997, 140,868 shares were reserved for issuance under the plan.

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FINANCIAL INFORMATION BY BUSINESS SEGMENT

(Millions of dollars)                             Blades &   Toiletries &    Stationery       Braun
1997                                                Razors      Cosmetics      Products    Products
---------------------------------------------------------------------------------------------------
Net sales ......................................... $2,881         $1,410       $   924      $1,744
Profit from operations ............................  1,186            124           156         304
Identifiable assets ...............................  3,006          1,004         1,299       1,544
Capital expenditures ..............................    423             88            40         126
Depreciation ......................................    111             37            23          77
1996
---------------------------------------------------------------------------------------------------
Net sales ......................................... $2,836         $1,375       $   915      $1,773
Profit from operations* ...........................  1,062             87           122         300
Identifiable assets ...............................  2,591            874         1,244       1,534
Capital expenditures ..............................    353             65            43         120
Depreciation ......................................     96             26            20          78
*After merger-related
 costs of .........................................     36              4            --          --
1995
---------------------------------------------------------------------------------------------------
Net sales ......................................... $2,635         $1,236       $   862      $1,621
Profit from operations ............................    961             75           109         255
Identifiable assets ...............................  2,123            695         1,171       1,483
Capital expenditures ..............................    219             54            43         111
Depreciation ......................................     85             28            19          70
---------------------------------------------------------------------------------------------------



(Millions of dollars)                                Oral-B   Duracell
1997                                               Products   Products      Other    Corporate     Total
--------------------------------------------------------------------------------------------------------
Net sales .........................................    $624     $2,478        $ 1      $    --   $10,062
Profit from operations ............................      85        526         --          (57)    2,324
Identifiable assets ...............................     622      3,138         --          251    10,864
Capital expenditures ..............................      45        165         --           86       973
Depreciation ......................................      17         58         --            7       330
1996
--------------------------------------------------------------------------------------------------------
Net sales .........................................    $547     $2,251        $ 1      $    --   $ 9,698
Profit from operations* ...........................      58        142         --         (135)    1,636
Identifiable assets ...............................     595      3,154          3          420    10,415
Capital expenditures ..............................      38        201         --           10       830
Depreciation ......................................      15         51          1            6       293
*After merger-related
 costs of .........................................      --        308         --           65       413
1995
--------------------------------------------------------------------------------------------------------
Net sales .........................................    $440     $2,040        $--      $    --   $ 8,834
Profit from operations ............................      33        428         (1)         (61)    1,799
Identifiable assets ...............................     524      2,600          3          319     8,918
Capital expenditures ..............................      40        122         --            4       593
Depreciation ......................................      12         48         --            3       265
--------------------------------------------------------------------------------------------------------

                    FINANCIAL INFORMATION BY GEOGRAPHIC AREA



(Millions of dollars)                    Western     Latin               Total   United
1997                                      Europe   America     Other   Foreign   States   Corporate      Total
-----------------------------------------------------------------------------------------------------------------
Net sales .............................   $2,966    $1,219    $2,195    $6,380    $3,682     $   --    $10,062
Profit from operations ................      718       309       455     1,482       899        (57)     2,324
Identifiable assets ...................    3,865     1,310     1,504     6,679     3,934        251     10,864
1996
------------------------------------------------------------------------------------------------------------------
Net sales .............................   $3,068    $1,105    $1,944    $6,117    $3,581     $   --    $ 9,698
Profit from operations* ...............      535       210       306     1,051       720       (135)     1,636
Identifiable assets ...................    3,838     1,090     1,549     6,477     3,518        420     10,415
*After merger-related
 costs of .............................      119        36        57       212       136         65        413
1995
------------------------------------------------------------------------------------------------------------------
Net sales .............................   $3,031    $1,043    $1,663    $5,737    $3,097     $   --    $ 8,834
Profit from operations ................      640       236       303     1,179       681        (61)     1,799
Identifiable assets ...................    3,755       874     1,018     5,647     2,952        319      8,918
------------------------------------------------------------------------------------------------------------------

Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes. Nonoperating charges/income consists principally of net interest expense and exchange losses.
    In calculating profit from operations for individual business segments, substantial expenses incurred at the operating level that are common to more than one segment are allocated on a net sales basis. Certain headquarters expenses of an operational nature also are allocated to business segments and geographic areas.
    The principal products included in each of the Company's major business segments are described in the review of operations, which appears earlier.
    All intercompany transactions have been eliminated, and transfers of finished goods between geographic areas are not significant. Assets in the Corporate column include deferred income tax assets, nonqualified benefit trusts, construction in progress costs related to Corporate Information Technology initiatives, other financial instruments managed by the Corporate Treasury department and the effects of fiscal harmonization.

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                          OTHER FINANCIAL INFORMATION

                                BUSINESS SEGMENTS

The percentages of consolidated net sales and segment profit from operations, before corporate expenses, for each of the Company's major business segments during the last five years are set forth below.


                  Blades &        Toiletries &        Stationery          Braun            Oral-B           Duracell
                   Razors           Cosmetics          Products         Products          Products          Products
              ---------------   ---------------    --------------   ---------------   ---------------   ----------------
                Net   Segment     Net   Segment      Net   Segment    Net   Segment     Net   Segment     Net   Segment
(Percent)     Sales    Profit   Sales    Profit    Sales    Profit  Sales    Profit   Sales    Profit   Sales    Profit
------------------------------------------------------------------------------------- -----------------------------------
1997 .........   29        50      14         5       9         7      17        13       6         3      25        22
1996* ........   29        52      14         4      10         6      18        14       6         3      23        21
1995 .........   30        51      14         4      10         6      18        14       5         2      23        23
1994 .........   30        53      15         5      10         6      17        12       5         1      23        23
1993* ........   30        55      15         4       9         4      17        11       5         3      24        23
-------------------------------------------------------------------------------------------------------------------------

*Segment profit percentages are before 1996 merger-related costs and 1993 realignment/restructuring expenses.

--------------------------------------------------------------------------------
                         QUARTERLY FINANCIAL INFORMATION


(Millions of dollars, except per share amounts)                     Three Months Ended
                                                  -------------------------------------------------
1997                                              March 31    June 30   September 30    December 31  Total Year
---------------------------------------------------------------------------------------------------------------
Net sales .......................................   $2,180    $ 2,285        $ 2,437       $  3,160    $ 10,062
Gross profit ....................................    1,355      1,426          1,507          1,943       6,231
Profit from operations ..........................      466        518            575            765       2,324
Income before income taxes ......................      442        496            550            733       2,221
Net income ......................................      283        319            354            471       1,427
Net income per common share, basic ..............      .51        .57            .63            .84        2.55
Net income per common share, assuming
  full dilution .................................      .50        .55            .62            .82        2.49
Dividends declared per common share .............       --        .21 1/2        .21 1/2        .43         .86
Stock price range: (composite basis)
 High ...........................................       86 1/8     99 5/8        106 3/8        102 5/16
 Low ............................................       72         72 1/4         77 7/8         83 7/8

1996*
---------------------------------------------------------------------------------------------------------------
Net sales .......................................   $2,059    $ 2,272        $ 2,366       $  3,001    $  9,698
Gross profit ....................................    1,287      1,430          1,479          1,820       6,016
Profit from operations ..........................      414        470            508            244       1,636
Income before income taxes ......................      390        440            486            209       1,525
Net income ......................................      249        277            308            115         949
Net income per common share, basic ..............      .45        .50            .55            .21        1.71
Net income per common share, assuming
 full dilution ..................................      .44        .48            .54            .20        1.66
Dividends declared per common share
 Gillette .......................................       --        .18            .18            .36         .72
 Duracell .......................................      .29        .29            .29            .29        1.16
Gillette stock price range: (composite basis)
 High ...........................................       57 7/8     62 1/2         72 1/4         77 3/4
 Low ............................................       50         48 1/4         55 1/4         68
---------------------------------------------------------------------------------------------------------------

*In the fourth quarter of 1996, merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million, basic net income per common share by $.51 and net income per common share, assuming full dilution, by $.50.

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                          HISTORICAL FINANCIAL SUMMARY

(In millions, except per share amounts, stock prices and employees)


                             Profit        Income                         Net   Depreciation
                  Net          from        before           Net      Interest            and         Total       Capital
Year            Sales    Operations         Taxes        Income       Expense   Amortization        Assets  Expenditures
------------------------------------------------------------------------------------------------------------------------
1997          $10,062        $2,324        $2,221        $1,427          $ 69           $422       $10,864          $973
1996(a)         9,698         1,636         1,525           949            67            381        10,415           830
------------------------------------------------------------------------------------------------------------------------
1995            8,834         1,799         1,700         1,069            73            343         8,918           593
1994            7,935         1,615         1,458           919            68            303         7,766           498
1993(b)         7,085         1,091           907           421            66            303         7,116           396
1992(c)         6,752         1,263         1,061           601           114            298         6,400           370
1991(c)         6,188         1,144           844           432           225            277         6,169           339
1990(c)         5,709         1,020           633           382           319            259         5,921           285
------------------------------------------------------------------------------------------------------------------------


Per common share amounts, shares outstanding and stock prices have been restated to reflect two-for-one stock splits in 1991 and 1995.

(a) In 1996, charges for merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million, basic net income per common share by $.51 and net income per common share, assuming full dilution, by $.50.

(b) In 1993, charges for realignment and restructuring expenses reduced profit from operations and income before income taxes by $328 million, net income by $212 million, basic net income per common share by $.39 and net income per common share, assuming full dilution, by $.38. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share, basic and assuming full dilution, by $.25.

(c) Charges for extraordinary items reduced net income by $75 million in 1992, $109 million in 1991 and $6 million in 1990 and basic net income per common share by $.14 in 1992, $.22 in 1991 and $.01 in 1990.

                              Source of 1997 Sales

--------------[Pie Charts]---------

Percent by Business Segment

---------------------------

Blades & Razors                 29%
Duracell Products               25%
Braun Products                  17%
Toiletries & Cosmetics          14%
Stationery Products              9%
Oral-B Products                  6%


Percent by Geographic Area

--------------------------

United States                   37%
Western Europe                  29%
Other                           22%
Latin America                   12%
-----------------------------------

                T H E   G I L L E T T E   C O M P A N Y   A N D
                   S U B S I D I A R Y   C O M P A N I E S

                          HISTORICAL FINANCIAL SUMMARY


                                                           Per Common Share
                                            --------------------------------------
                                                 Net Income
                                            -------------------
                                                                    Dividends            Average
Net Property,                                       Assuming        Declared              Common
    Plant and   Long-Term  Stockholders'                Full   -------------------        Shares    Year-end
    Equipment        Debt        Equity     Basic   Dilution   Gillette   Duracell   Outstanding  Stock Price  Employees     Year
------------------------------------------------------------------------------------------------------------------------------------
      $3,104       $1,476        $4,841     $2.55      $2.49       $.86      $  --           559    $100 7/16     44,000      1997
       2,586        1,490         4,471      1.71       1.66        .72       1.16           554      77 3/4      44,100   (a)1996
------------------------------------------------------------------------------------------------------------------------------------
       2,053        1,048         3,879      1.94       1.89        .60       1.04           550      52 1/8      41,900      1995
       1,750        1,073         3,257      1.67       1.64        .50        .88           548      37 3/8      40,700      1994
       1,507        1,234         2,582       .77        .75        .42        .64           545      29 3/4      41,000   (b)1993
       1,396        1,124         2,538      1.10                   .36        .16           541      28 3/8      38,800   (c)1992
       1,262        1,473         2,134       .81                   .31         --           509      28          39,200   (c)1991
       1,183        2,456           607       .72                   .27         --           453      15 5/8      38,300   (c)1990
------------------------------------------------------------------------------------------------------------------------------------



                                Investor Returns

-------------------[Bar Chart]------------------

Compounded Annual Return to Investors, Assuming
Reinvestment of Dividends (through 12/31/97)


              5 Years        10 Years
Gillette        30%             33%
DJIA            22%             19%
S&P 500         20%             18%


--------------[Mountain Chart]-------------

Value of $1,000
Invested 12/31/87

[Plot points not available]

        Gillette              $16,989
        DJIA                    5,516
        S&P 500                 5,225
-------------------------------------------

                                 CORPORATE AND
                            STOCKHOLDER INFORMATION

                                 ANNUAL MEETING

The Annual Meeting of stockholders will take place on Thursday, April 16, 1998, at the John F. Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

                             CORPORATE HEADQUARTERS

                          Prudential Tower Building
                          Boston, Massachusetts 02199
                          (617) 421-7000

                                  INCORPORATED
                               State of Delaware

                                  COMMON STOCK

Major stock exchanges: New York, Boston, Midwest, Pacic, Frankfurt, Zurich

New York Stock Exchange Symbol: G

At year-end, stockholders numbered 56,900, living in all 50 states and more than 30 countries abroad.

                          TRANSFER AGENT AND REGISTRAR

BankBoston, N.A.
c/o Boston EquiServe L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
(781) 575-2322
By fax: (781) 828-8813
Toll-free: (888) 218-2841
Hearing impaired: (800) 952-9245 (TTY/TDD)
Via Internet: http://www.EQUISERVE.com

                                    AUDITORS

                             KPMG Peat Marwick LLP

                                   FORM 10-K

The Company's 1997 Annual Report on Form 10-K, led with the Securities and Exchange Commission, is available without charge from the Officce of the Secretary by written request, or by calling toll-free (800) 291-7615.

                             INVESTLINKsm - DIRECT
                             STOCK PURCHASE PROGRAM

InvestLinksm is a direct stock purchase program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Gillette share ownership over time. The program is sponsored and administered by BankBoston, N.A., Gillette's transfer agent. InvestLinksm provides an economical, convenient way to purchase your first shares or to purchase additional shares of the Companys common stock directly from the Company. Program participants may also reinvest their cash dividends through InvestLinksm. You may request an enrollment application and a brochure from:

    BankBoston, N.A.
    "InvestLink" Program
    P.O. Box 8040
    Boston, Massachusetts 02266-8040
    (781) 575-2322
    Toll-free: (800) 643-6989
    Hearing impaired: (800) 952-9245 (TTY/TDD)

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








Printed in U.S.A.     [graphic] This annual report is printed on recycled paper.