Form 10-K, Exhibit 13
period 1998-12-31
GILLETTE CO
filed 1999-03-31
CIK 41499

                                                                      EXHIBIT 13

THE GILLETTE COMPANY

Founded in 1901, The Gillette Company is the world leader in male grooming, a category that includes blades, razors and shaving preparations. Gillette also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products, toothbrushes and oral care appliances. In addition, the Company is the world leader in alkaline batteries.

     Gillette manufacturing operations are conducted at 62 facilities in 25 countries, and products are distributed through wholesalers, retailers and agents in over 200 countries and territories.


CONTENTS

FINANCIAL HIGHLIGHTS                                                       1
MISSION AND VALUES                                                         2
LETTER TO STOCKHOLDERS                                                     3
REVIEW OF OPERATIONS                                                       6
MANAGEMENT'S DISCUSSION                                                   18
FINANCIAL STATEMENTS                                                      24
HISTORICAL FINANCIAL SUMMARY                                              41
PRINCIPAL DIVISIONS AND SUBSIDIARIES                                      42
DIRECTORS AND OFFICERS                                                    44
CORPORATE AND STOCKHOLDER INFORMATION                                     45

BLADES &
     RAZORS

BUSINESS SEGMENT SALES

            $ Millions
            ----------
94             2351
95             2635
96             2836
97             2881
98             3028

Extending a remarkable record of achievement, Gillette again strengthened its clear global leadership in blades and razors, its principal line of business. Sales registered good progress in 1998. Profits were marginally lower, reflecting spending to support the introduction of the revolutionary Mach3 shaving system.

     Offering the first major blade edge innovation in 30 years, the Mach3 is the only shaving system to feature three progressively aligned and independently suspended blades to provide a closer shave in fewer strokes with less irritation.

     Since its introduction in June in North America and in September in Western Europe, the Mach3 system has proven itself the most successful blade product ever sold. It has surpassed every market performance measure the Company has established, with sales and share growth increasing at a rate well ahead of the record set by the Sensor system in its debut in 1990.

     By year-end, the Mach3 shaving system was the best-selling blade and razor in every country in which it was sold. In the United States, the Gillette share of the blade market soared to its highest level in nearly 40 years.

     Plans call for distribution of the Mach3 system to be extended to all major markets worldwide in 1999.

     As expected, the Mach3 system drew sales from other Gillette blades and razors, although the decline in those sales was much less than the Mach3 system's sales contribution.

     The Sensor family of shaving systems, the Company's previous technological standard-bearer, generated sales above $1 billion for the fourth consecutive year. Both the SensorExcel and Sensor shaving systems retained leading share positions in many countries. The SensorExcel for Women shaving system substantially increased its share of market in North America and Western Europe, while posting exceptional sales progress in its newer markets of Latin America and Eastern Europe.

     Although sales weakened, the Atra and Trac II shaving systems maintained important share positions in 1998, more than 20 years after their introductions.

     Gillette disposable razor sales rose moderately, fueled by the strong growth of CustomPlus razors, especially in Latin America, where they are sold under the Prestobarba Max name. Much higher sales of the Agility women's disposable razor also contributed to the gain. Gillette disposable razors remained the clear market leaders worldwide, with the Good News brand the top seller in the United States for the 23rd year in a row.

     The double edge blade market continued to decline. Gillette sales fell sharply, but the Company retained its longtime world leadership position.

     Underlying its history of unparalleled success in the blade and razor market, the Company's commitment to technological innovation and excellence will remain the wellspring of outstanding growth prospects in the years ahead.

                                                 [PHOTOGRAPH OF GILLETTE RAZORS]

                                                        The Mach3 shaving system

SensorExcel                                                           Sensor
for Women                                                                Excel
                                Gillette MACH 3
                     [PHOTOGRAPH OF GILLETTE MACH 3 RAZOR]
                                           ContourPlus
Sensor                                                         Gillette
                                                               for Women Agility

Gillette
Series                                                                RIGHT
                                                                      GUARD
                                    Gillette
                                   for Women
                                   Satin Care
            [PHOTOGRAPH OF GILLETTE FOR WOMEN SATIN CARE SHAVE GEL]
SOFT                                                                  Dry
&DRI                                                                  Idea

TOILETRIES

BUSINESS SEGMENT SALES
          $ Millions
          ----------
94           1162
95           1236
96           1375
97           1410
98           1214

Jafra Sales


Sales and profits of the Company's toiletries business were substantially below those of 1997, due in large part to the divestiture of the Jafra skin care and cosmetics business in April 1998. Profits also were reduced by investment spending to support the international rollout of the Gillette Series and Satin Care brands.

     Worldwide sales of deodorants/antiperspirants, the largest Gillette toiletries category, recorded a slight decrease. In the United States, where the Company's well-established deodorant/antiperspirant brands remained among the leaders, technologically innovative clear stick versions of the Right Guard and Gillette Series brands were the top performers, generating sales well above those of the year before.

     International deodorant/antiperspirant sales showed little change, as considerable growth throughout Western Europe and the Middle East, primarily reflecting brisk demand for the Gillette Series brand, was offset by weaker sales in other regions. During the year, Satin Care deodorants/antiperspirants for women were introduced in selected markets in Eastern Europe and Latin America. Consumer response in both areas was quite favorable.

     Paced by sizable advances in Western Europe, worldwide sales of Gillette shave preparations rose moderately. This was chiefly attributable to the Gillette Series brand, which posted notably higher sales in established markets and was well-received in a number of introductory markets.

     Another contributor was popular Satin Care for Women soap-free shaving gel, whose nonaerosol form in an innovative soft touch bottle has generated strong demand.

     Reflecting these gains, Gillette brands improved their share in the United States and many key markets abroad. This progress enabled the Company to strengthen further its leading position in the global shave preparations business.

     Worldwide sales of Gillette after-shaves declined significantly, due principally to shortfalls in international markets. The Company's shower gels, sold primarily under the Gillette Series name, also recorded notably lower sales.

     In the hair care products category, the White Rain brand registered a sizable decrease in sales. Gillette is exploring the possible sale of this brand. Although White Rain is the third largest hair care brand in the United States, it is not a global brand, nor is hair care one of the Company's core product categories.

     Supported by technologically innovative products, marketed with an increasingly strong global perspective, the Company's tightly focused toiletries business has a sound basis for future growth.

                            [PHOTOGRAPH OF GILLETTE SHAVING GELS AND DEODORANTS]

Satin Care for Women shaving gels

STATIONERY
      PRODUCTS

BUSINESS SEGMENT SALES
          $ Millions
          ----------
94           807
95           862
96           915
97           924
98           856

The steady growth that has long characterized the Gillette stationery products business was interrupted in 1998. Sales were well below those of the previous year, and profits decreased significantly. These results were due primarily to substantially lower sales of Parker writing instruments, chiefly related to economic weakness in the Asia-Pacific region. Nonetheless, the Company retained its standing as the worldwide leader in the highly competitive writing instruments and correction products businesses.

     With its well-established Paper Mate, Parker and Waterman franchises, Gillette holds a strong position within all writing systems, price levels, distribution channels and geographic areas.

     Paper Mate writing instruments are the largest franchise in the Company's stationery products business. Paced by advances in the United States and Western Europe, worldwide Paper Mate sales climbed moderately, with a broad array of writing instruments contributing.

     In the low-priced category, which recorded higher sales, the strongest gains were generated by the Comfort Mate stick ball pen. A retractable model, introduced in the United States during the year, also was well-received.

     Mid-priced Paper Mate pens achieved good sales progress worldwide. Sales of the Flexgrip family of refillable pens moved well above those of the year before. Dynagrip pens, led by continued brisk demand for the disposable Dynagrip, posted a sizable gain in sales, as did Eraser Mate erasable ink pens.

     At year-end, the Company introduced the Paper Mate Gel-Roller ball pen, featuring a spring-loaded point and technologically advanced Gel-Glide ink for superior writing performance. Initial trade and consumer response has been very positive.

     Worldwide sales of Parker writing instruments declined significantly. New products planned for 1999, together with broadened distribution, are expected to revitalize this well-respected brand.

     Waterman writing instruments recorded somewhat lower sales, as a good showing in the United States was unable to offset weaker sales abroad. In the important prestige segment, the Waterman Carene fountain pen turned in a strong sales performance in the United States and several major international markets.

     Sales of Liquid Paper correction products were below those of 1997. This reflected a substantial shortfall in sales of Liquid Paper correction fluids, which retained their longtime position as the worldwide market leader. Liquid Paper correction pen sales matched the prior year's record, while sales of Liquid Paper DryLine correction films climbed sharply, fueled by sustained demand for disposable films.

     Strategies for growth in stationery products will center on further developing this business area's strong combination of superior products, powerful brand names and an expanding global presence.

                                     [PHOTOGRAPH OF GILLETE STATIONERY PRODUCTS]

                                                   The Paper Mate Gel-Roller pen

                              FLEXGRIPultra
PARKER                                                                 Liquid
                                   PAPER MATE                          Paper
                                   Gel-Roller
                 [PHOTOGRAPH OF THE PAPER MATE GEL-ROLLER PEN]
DYNAGRIP                                                         WATERMAN

                                                                BRAUN ThermoScan
Flex Integral ultra speed
                          Braun Oral-B Plaque Remover
                  [PHOTOGRAPH OF BRAUN ORAL-B PLAQUE REMOVER]
                                                                     AromaSelect
Shave & Shape

BRAUN

BUSINESS SEGMENT SALES
          $ Millions
          ----------
94           1348
95           1621
96           1773
97           1744
98           1740

Braun sales showed little change in 1998, as good progress in North America and Western Europe was offset by the negative effects of a severe economic downturn in other key regions. Profits were somewhat below the previous year's record level.

     Although sales of men's electric shavers were considerably lower, Braun remained a leader in the worldwide market. This position was well-supported by the Flex Integral family of pivoting head shavers, which registered unit volume growth well above that of the year before.

     The principal contributor to this advance was the top-of-the-line Flex Integral ultra speed shaver. Excellent consumer acceptance of this premium shaver enabled Braun to improve its sizable share positions in several major markets. Consumers also responded positively to moderately priced Flex Integral shavers in attractive colors with youthful appeal.

     The Braun Silk-epil family of electric hair epilators for women was strengthened by the launch in early 1998 of the Silk-epil SuperSoft brand. Offering more comfortable hair removal, this premium epilator helped Braun maintain its global market leadership.

     The strong momentum of Braun's oral care appliance business accelerated in 1998, driven chiefly by the continued resounding success of Braun Oral-B plaque removers.

     The latest addition to this line, the Braun Oral-B 3D plaque remover, was introduced at midyear in North America and Western Europe. Utilizing breakthrough technology, the new plaque remover provides a unique three-dimensional brushing action that combines two distinct motions -- rapid pulsation to loosen plaque and rapid oscillation to sweep it away. Trade and consumer response has been highly favorable, and dental professionals have reacted with exceptional enthusiasm.

     The substantial growth in Braun Oral-B plaque remover sales has generated an increasingly important market in replacement brush heads. In 1998, refill sales rose at a rate nearly twice that of plaque removers.

     Reflecting these advances, Braun again enlarged the worldwide leadership position in oral care appliances it has held for six consecutive years.

     Among household appliances, which posted somewhat lower sales, Braun retained its number one standing in the world handblender market. Braun hair care appliance sales recorded a sharp decline.

     Although sales of personal diagnostic appliances were well below those of 1997, Braun ThermoScan infrared ear thermometers remained the top seller worldwide. At midyear, Braun entered a new category with the launch of VitalScan blood pressure monitors in Europe.

     Supported by technological innovation, outstanding design and superior quality throughout its product categories, Braun has a solid foundation for sustained growth in the years to come.
                                                  [PHOTOGRAPH OF BRAUN PRODUCTS]

The Braun Oral-B 3D plaque remover                                      PAGE 13

ORAL-B

BUSINESS SEGMENT SALES
          $ Millions
          ----------
94           402
95           440
96           547
97           624
98           642

Building on the record results of 1997, Oral-B again last year strengthened its position as the clear leader of the global toothbrush market. Sales moved slightly higher, while profits climbed sharply from those of the year before.

     Oral-B has long been recognized for its broad range of superior oral care products. Chief among these are Oral-B toothbrushes, the brand used by more dentists and consumers than any other in the United States and many major international markets.

     Worldwide sales of Oral-B toothbrushes advanced modestly in 1998, restrained by market contraction in the Asia-Pacific region, but supported by the performance of both new and established products.

     The most recent addition to Oral-B's array of powerful brands -- the new CrossAction premium toothbrush -- was introduced in the United States at year-end, following three years of development. Featuring uniquely engineered CrissCross bristles angled in opposing directions for a more effective brush stroke, this innovative toothbrush is clinically proven to offer a new standard in plaque removal. Trade and consumer response has been excellent. Distribution is under way throughout the United States and will expand to key markets abroad later in 1999.

     Among established products, the best-selling Oral-B Advantage line of toothbrushes turned in another good performance, with worldwide sales well above those of the prior year. Substantial gains by the Contura and Prudent toothbrush brands, both sold overseas, also contributed to Oral-B's upward sales trend.

     In the children's toothbrush market, Oral-B remained the leader in the United States on the strength of a good sales increase. This was due largely to Oral-B's continuing partnership with the top-rated Nickelodeon cable television network. Through this partnership, Oral-B markets popular Nickelodeon and Rugrats toothbrushes and toothpastes. Building on the success of this approach, Oral-B has reached similar licensing agreements involving a variety of animated children's characters in international markets.

     Interdental products posted worldwide sales well above those of the previous year, primarily reflecting significant growth in Oral-B dental floss, especially in Western Europe and Latin America. This spring, Oral-B is introducing SatinFloss, a shred-resistant dental floss whose oval shape and satin-like finish help it slide comfortably through even the tightest spaces, thus encouraging regular flossing.

     Despite considerable gains in children's toothpaste, worldwide sales of Oral-B specialty toothpastes were somewhat lower. Mouth rinse sales moved ahead moderately, while sales of professional products showed good progress.

     Superior new products developed in partnership with dental professionals, a broader geographic presence and momentum from its 1998 performance offer Oral-B excellent prospects for the future.

                                                 [PHOTOGRAPH OF ORAL-B PRODUCTS]
                                                 Oral-B CrossAction toothbrushes
PAGE 14

                                   ADVANTAGE
Squish
Grip
                            Oral-B         CrossAction
                [PHOTOGRAPH OF ORAL-B CROSSACTION TOOTHBRUSHES]

                                    contura
indicator
                                                                         GRiPPER

                                                                        DURACELL
DURACELL
ULTRA
                                                                        DURACELL
                                                                           ULTRA
                    [PHOTOGRAPH OF DURACELL ULTRA BATTERIES]
DURACELL

DURACELL

BUSINESS SEGMENT SALES
          $ Millions
          ----------
94           1865
95           2040
96           2251
97           2478
98           2576

Buoyed by record results in 1998, Duracell further expanded its clear global leadership position in the rapidly growing alkaline battery business. Sales of Duracell products registered a moderate increase, and profits were markedly above those of the prior year.

     Duracell's highly successful business development in its second year as part of The Gillette Company reflected the refocusing of technical efforts toward alkaline battery improvements, enlargement of its presence internationally and continued upgrading of consumers to new and better-performing alkaline batteries.

     A disposable energy source that powers a broad range of consumer products, alkaline batteries are Duracell's principal line of business. Worldwide sales of alkaline batteries moved well above those of the year before, due largely to the excellent market performance of new Duracell Ultra high-tech batteries.

     Introduced last spring in North America and Western Europe in AA and AAA sizes only, Duracell Ultra was the first alkaline battery specifically designed to deliver long life and enhanced performance in high technology consumer devices. A fast-growing market, these devices include cellular phones, digital and flash cameras and camcorders.

     This spring, Duracell is launching an improved Duracell Ultra battery technology that significantly increases battery life. At the same time, Duracell is extending the Duracell Ultra battery range, both geographically, through introduction to a large number of international markets, and by offering the brand's improved technology in C, D and 9-volt battery sizes.

     In all, the full line of Duracell Ultra alkaline batteries will provide up to 50 percent longer life than ordinary batteries across the spectrum of high-tech consumer devices.

     Duracell's specialty battery business consists primarily of lithium batteries, used chiefly in cameras, and zinc air batteries, which power hearing aids. Led by good advances in the United States and Western Europe, worldwide sales rose moderately. During 1999, Duracell will introduce under the Duracell Ultra brand a line of superior photo lithium batteries in four popular sizes.

     In addition to its technological achievements, Duracell has strengthened its leadership position through strategic acquisitions in important battery markets abroad. During 1998, Duracell made two such moves. With the acquisition of the Geep battery business, Duracell greatly expanded its presence in India, the world's fourth largest battery market. In South Korea, Duracell gained market leadership after acquiring the top-selling Rocket battery brand.

     Innovative new products resulting from a high level of research and development spending, together with continued geographic expansion and selective acquisitions, should enhance Duracell's bright prospects around the world.

                           [PHOTOGRAPH OF DURACELL AND DURACELL ULTRA BATTERIES]

Duracell Ultra high-tech alkaline batteries

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
NET SALES

Net sales in 1998 were $10.1 billion, matching those of 1997. Volume/new products and prices contributed equally to a 3% sales increase, which was offset by unfavorable exchange rates. Excluding unfavorable exchange and the divestiture of Jafra Cosmetics International, sales growth was 5%. In 1997, sales growth of 4% was due to a 7% gain from volume and new products, as well as a 1% increase from pricing, while the effect of unfavorable exchange rates depressed sales by 4%.

     Sales in the United States grew 4% in 1998, following a 3% increase in 1997. Foreign sales declined 2%, after a 4% gain in 1997. Excluding exchange, foreign sales grew 3%. Sales in Western Europe rose 8% from the 1997 level. Sales in Latin America were 10% below those of 1997, due to the divestiture of Jafra in April 1998 and trade destocking in Brazil, related to higher interest rates. Sales in other international markets were 12% below those of 1997, due to the economic deterioration in Russia and the Asian financial crisis. Sales of operations outside the United States represented 62% of sales in 1998 and 63% of sales in 1997.

     An analysis of sales by business segment follows.

                                                               % Increase/
                                     (Millions of dollars)      (Decrease)
                                 --------------------------   -------------
                                    1998      1997     1996   98/97   97/96
                                 =======   =======   ======   =====   =====
 Blades & Razors..............   $ 3,028   $ 2,881   $2,836       5       2
 Toiletries...................     1,214     1,410    1,375     (14)      3
 Stationery Products..........       856       924      915      (7)      1
 Braun Products...............     1,740     1,744    1,773      --      (2)
 Oral-B Products..............       642       624      547       3      14
 Duracell Products............     2,576     2,478    2,251       4      10
 Other........................        --         1        1      --      --
                                 -------   -------   ------   -----   -----
                                 $10,056   $10,062   $9,698      --       4
                                 =======   =======   ======   =====   =====

Further information by business segment is set forth on pages 6 through 17.

     Sales of blades and razors were above those of a year earlier. This reflected gains in the United States and rapid growth in Western Europe, both driven by the launch of the Mach3 shaving system. Results in other international markets were lower, due to broad-based negative economic factors. Blade and razor sales rose slightly in 1997, as considerably higher sales in developing markets and marginally higher sales in the United States were partially offset by sales in Western Europe that were well below those of the prior year, due to foreign exchange.

     In 1998, toiletries sales were substantially below those of the prior year, due to the divestiture of Jafra and a significant decrease in sales of White Rain hair care products. Sales rose modestly in 1997, reflecting the continued expansion of the Gillette Series male grooming line, the success of Satin Care female grooming products and the growth of clear deodorants/antiperspirants.

     Sales of stationery products were well below those of 1997, due primarily to the substantial negative impact of the Asian financial crisis. Sales in the United States and Western Europe were virtually unchanged from those of the prior year. In 1997, sales of stationery products were level, as decreases in Western Europe, due to foreign exchange, offset gains in other international markets and in the United States.

     Braun product sales in 1998 showed little change from those of the prior year, as higher sales in Western Europe and the United States countered substantially lower sales in Asia. Sales in 1997 were marginally below those of 1996, due to adverse economic conditions and unfavorable exchange rates in Japan and Western Europe.

     Sales of Oral-B products were slightly higher than in 1997. Sales well above those of the prior year in the United States were partially offset by significantly lower sales in Asia. Sales grew substantially in 1997, reflecting increased volume in the United States and the success of new products in other major markets.

     In 1998, sales of Duracell products were moderately higher, as the launch of Duracell Ultra batteries and price increases contributed to notably higher sales in the United States and to sales well above those of the prior year in Western Europe. Sales rose considerably in 1997, particularly in the United States, as well as in the AMEE and Asia-Pacific regions. Growth in the latter two areas was aided by the full-year impact of acquisitions in South Africa and South Korea in 1996. Excluding these acquisitions, sales in 1997 were higher than in 1996.

--------------------------------------------------------------------------------
GROSS PROFIT


Gross profit decreased $28 million in 1998 and increased $215 million in 1997. As a percent of sales, gross profit was 61.7% in 1998, compared with 61.9% in 1997 and 62.0% in 1996. The slight decrease in 1998 and 1997 was due to a less favorable product mix.

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

--------------------------------------------------------------------------------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses amounted to 38.6% of sales, compared with 38.8% and 40.9% in 1997 and 1996, respectively. In absolute terms, these expenses declined 1% in 1998 and 2% in 1997.
     In 1998, $613 million was spent on advertising, including sampling, and $1,165 million on sales promotion, for a total of $1,778 million, an increase of 5% over the 1997 spending level. Spending in 1998 included the major marketing effort behind the launch of the Mach3 shaving system, as well as support for other new products, such as Duracell Ultra batteries. This compares with 1997 amounts of $641 million, $1,060 million and $1,701 million, respectively. In 1996, these were $710 million, $978 million and $1,688 million, respectively. The spending in 1998 represented 17.7% of sales, compared with 16.9% and 17.4% in 1997 and 1996, respectively. Spending for research and development decreased 2% in 1998, compared with an increase of 4% in 1997. Other marketing and administrative expenses declined 5% in 1998 and 4% in 1997.

--------------------------------------------------------------------------------
PROFIT FROM OPERATIONS


After a reorganization and realignment charge of $535 million, profit from operations in 1998 was $1.79 billion, compared with $2.32 billion in 1997 and $1.64 billion in 1996, after merger-related costs. Profit from operations in 1998, excluding the charge, represented 23.1% of sales, compared with 23.1% in 1997 and 21.1% in 1996, before merger-related costs. The charge to operations for reorganization and realignment in 1998 reduced net income by $347 million and fully diluted net income per common share by $.30. Costs related to the merger with Duracell International Inc. in 1996 reduced profit from operations by $413 million, net income by $283 million and fully diluted net income per common share by $.25.

     Within the United States, profit from operations rose 6%, compared with an increase of 5% in 1997. Outside the United States, it decreased 9%, compared with a gain of 17% in 1997.

     In the following table, the reorganization and realignment charge and the merger-related costs are included in Corporate/Other.

     An analysis by business segment follows.


                                                                % Increase/
                                    (Millions of dollars)        (Decrease)
                                   1998      1997      1996    98/97    97/96
                                 ======    ======    ======    =====    =====
Blades & Razors..............    $1,153    $1,186    $1,098       (3)       8
Toiletries...................        54       124        91      (56)      36
Stationery Products..........       108       156       122      (31)      28
Braun Products...............       291       304       300       (4)       1
Oral-B Products..............       101        85        58       20       47
Duracell Products............       597       526       450       13       17
                                 ------    ------    ------    -----    -----
                                  2,304     2,381     2,119       (3)      12
                                 ------    ------    ------    -----    -----
Corporate/Other..............      (515)      (57)     (483)
                                 ------    ------    ------
                                 $1,789    $2,324    $1,636
                                 ======    ======    ======

See Notes to Consolidated Financial Statements for segment and geographic area data.

     Profits for the blade and razor segment were modestly lower in 1998, due to start-up expenses for the Mach3 shaving system. Profits moved well ahead in 1997, due to sales growth, improved product mix and lower product costs.

     In 1998, toiletries reported sharply lower profits, due to the divestiture of Jafra and significantly lower sales of White Rain hair care products. Profits in 1997 rose substantially, as a result of sales growth, improved product mix and lower operating expenses.

     Profits for the stationery products segment were much lower in 1998, due primarily to sales declines in the Asia-Pacific region. Profits climbed sharply in 1997, reflecting sales growth driven by new products, improved product mix and lower product costs.

     In 1998, Braun profits were somewhat below those of the prior year, due to lower sales of higher margin products and the Asian financial crisis. In 1997, Braun profits were about the same as in 1996.

     Oral-B profits grew significantly in both 1998 and 1997. The 1998 increase was due to improved product mix and cost containment. The progress in 1997 reflected the success of new products with higher margins, as well as lower operating expenses.

     The Duracell segment reported a strong profit advance in 1998, due to sales gains and the higher margin of Duracell Ultra batteries. Excellent profit growth was achieved in 1997, led by the developing international markets.

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

--------------------------------------------------------------------------------
NONOPERATING CHARGES/INCOME


Net interest expense amounted to $86 million in 1998, $69 million in 1997 and $67 million in 1996. Net interest expense was higher in 1998, due to increased borrowings to fund the Company's share repurchase program, capital investments and its pension plans in Germany. The increase in 1997 reflected higher average borrowing levels, due to the full-year impact of 1996 acquisitions and significant capital spending.

     Net exchange losses of $23 million in 1998, which compared with 1997 and 1996 totals of $18 million and $32 million, respectively, were attributable primarily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 29. In 1998, the negative adjustment was $36 million, compared with negative adjustments of $268 million in 1997, reflecting significant exchange rate movements, and $22 million in 1996.

--------------------------------------------------------------------------------
TAXES AND NET INCOME


The effective tax rate was 35.3% in 1998, compared with rates of 35.8% in 1997 and 37.8% in 1996.

     Net income for 1998 was $1,081 million, compared with $1,427 million in 1997 and $949 million in 1996. Fully diluted net income per common share in
1998 was $.95, compared with $1.24 and $.83 in 1997 and 1996, respectively. Excluding the charge in 1998 for reorganization and realignment costs, 1998 net income of $1,428 million matched that of 1997, and fully diluted net income per common share of $1.25 rose 1% over the 1997 level. Excluding the charge for merger-related costs in 1996, 1997 net income increased 16% over the $1,232 million in 1996, and fully diluted net income per common share rose 15% over the $1.08 in 1996.
--------------------------------------------------------------------------------
FINANCIAL CONDITION


The Company's financial condition continued to be strong in 1998. Net debt increased $1.31 billion during 1998, reflecting significant spending under the Company's share repurchase and capital investment programs.

     Net debt (total debt net of associated swaps, less cash and cash equivalents) at December 31, 1998, amounted to $3.18 billion, compared with $1.87 billion and $2.08 billion at December 31, 1997 and 1996, respectively.

     The market value of Gillette equity was over $52 billion at the end of 1998. The Company's book equity position amounted to $4.54 billion at the end of 1998, compared with $4.84 billion at the end of 1997 and $4.47 billion at the end of 1996. The reduced book equity in 1998 was due to Gillette share repurchase activity.

     Net cash provided by operating activities in 1998 was $1.29 billion, compared with $1.28 billion in 1997 and $1.01 billion in 1996. The current ratio of the Company was 1.56 for 1998, compared with ratios of 1.78 for 1997 and 1.62 for 1996. The decrease in the 1998 current ratio was primarily attributable to the Company's increased short-term debt at December 31, 1998.

     Capital spending in 1998 amounted to a record $1.0 billion, compared with $973 million in 1997 and $830 million in 1996. Spending in all three years reflected significant investments in the blade and razor, Duracell and Braun product segments.

     In 1998, the Company made acquisitions in the battery segment for $100 million, while 1997 acquisition activity of $3 million was in oral care. In 1996, the Company made acquisitions, principally in the battery business, for $361 million.

     In 1998, the Jafra business was sold for $200 million.

     Share repurchase funding in 1998, net of proceeds received from the sale of put options on Company stock, amounted to $1.01 billion, compared with $26 million in 1997 and $11 million in 1996.

     Enhancing its financial flexibility, the Company replaced its $1.0 billion revolving credit agreement with a new $2.0 billion revolving credit facility, expiring in October 1999. The Company also has a $1.1 billion revolving credit agreement, which expires in December 2001. Both facilities are used by the Company to provide back-up to its commercial paper program.

     At year-end 1998, there was $1.66 billion outstanding under the Company's commercial paper program, compared with $780 million at the end of 1997 and $1.09 billion at the end of 1996.

     During 1998, the Company issued $200 million, 5.75% Notes due August 2001 and $300 million, 5.00% Notes due December 2006. In early 1999, the Company issued Euro 300 million, 3.25% Notes due February 2004. The net proceeds were used to refinance existing short-term debt and for other general corporate purposes.

     During 1998, both Standard & Poor's and Moody's maintained the Company's current credit ratings. Stan-

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

dard & Poor's rates the Company's long-term debt at AA, while Moody's rating is Aa3. The commercial paper rating is A1+ by Standard & Poor's and P1 by Moody's.

     Gillette will continue to have capital available for growth through both internally generated funds and substantial credit resources. The Company has substantial unused lines of credit and access to worldwide financial market sources for funds.

--------------------------------------------------------------------------------
MARKET RISK


The Company uses financial instruments such as derivatives to hedge its exposure to market risk arising from changes in interest rates and foreign currency exchange rates. Gillette has established clear policies, procedures and internal accounting and administrative controls governing the use of financial instruments to manage its exposure to such risks. The Company does not purchase, sell or hold any derivative financial instruments for trading, profit or speculative purposes.

     Gillette uses product sourcing and pricing as a natural hedge to its foreign currency revenues and costs, thus limiting the Company's profit exposure to foreign currency fluctuations. In addition, when considered appropriate, the Company purchases foreign currency options with periods consistent with the related underlying exposures.

     Gillette enters into currency forwards, swaps and interest rate swaps in order to effectively mitigate financial risk. The swaps are entered into with notional amounts, interest rates and time periods that match the underlying debt.

     The Company uses swaps and options to hedge equity-linked compensation liability exposures with terms that match the underlying exposures. The Company sells equity put options to supplement open market purchases of its common stock.

     Financial instrument positions are monitored using value-at-risk techniques. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

     Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 1998 and 1997, a near-term change in market rates would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

--------------------------------------------------------------------------------
REORGANIZATION AND REALIGNMENT


On September 28, 1998, the Company announced a reorganization and realignment program that resulted in a third-quarter charge to operations of $535 million ($347 million after taxes, or $.30 in net income per common share, fully diluted).

     The worldwide reorganization of operations will aid the Company in several ways. It will strengthen the global business management focus on the six core product categories, enhance the global focus on new product development and manufacturing, achieve more effective leveraging of global resources, respond to changing worldwide business conditions and improve the Company's ability to rapidly expand product offerings to consumers through worldwide trade channels.

     The program will result in a reduction of approximately 4,700 employees across all business segments, geographies and employee groups. Pretax cash outlays were $16 million in 1998 and are estimated at approximately $180 million in 1999 and $160 million in 2000. Cash severance payments will extend beyond the completion of program activities, due to the severance payment options available to affected employees. In 1999, cash expenditures from the program are expected to be greater than the cash benefits generated. Cash requirements will be funded from operations. When fully implemented in 2000, the program will generate pretax savings of approximately $200 million annually.

     After a year-long review, the Company identified manufacturing rationalization opportunities for 14 factories and 12 warehouses. During this review, it was determined that some factories have underutilized capacity, others are technologically obsolete and, due to the Company's recent redesign of portions of the worldwide supply chain, others are no longer required.

     The customer management function -- selling, merchandising and product promotion -- will undergo a global rationalization that will consolidate these activities into core product teams.

     The Commercial Operations groups will be serviced by common administrative support functions located in each geography. These shared service centers will enable the closure of 30 office facilities.

     The assets affected by this program include factories, warehouses and office facilities, as well as manufacturing, distribution and office equipment.

     The carrying amount of the assets held for disposal is $39 million. Asset disposals began at the end of 1998

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

and will be substantially completed within 18 months. Nearly all of the revenue-generating activities related to the assets held for disposal will continue as a result of more effective utilization of other assets. Although all assets held for disposal may be removed from use at any time, they will be removed in stages to allow for an orderly implementation of all actions. Buildings that are owned will be sold, and equipment will be disposed of through sale or abandonment.

     The fair value of the impaired assets was determined based on past experience with the disposal of comparable assets and third-party appraisals.

     The closure of two manufacturing facilities in late 1998 contributed to fourth-quarter savings of $4 million. Employee reductions through December 31, 1998, totaled 620 employees. Progress to date has met expectations, and the pace of realignment activities is accelerating. In 1999, approximately 40% of the annual benefit should be achieved, with the majority of the estimated annual savings realized in 2000, when the program is completed.

     Additional details are provided in the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
YEAR 2000


The Company is undertaking a comprehensive approach to address its potential exposure to the Year 2000 issue -- covering all potentially affected areas (applications, computers, facilities, manufacturing equipment, suppliers, customers, etc.) at all locations. Efforts to address the Year 2000 issue began in 1995 at major sites, and a formal Program Management Office was established in 1997. This office has focused on setting program policy, tracking progress, identifying best practices and leveraging common solutions.

     The Year 2000 Program Management Office developed a structured, six-phase program that is being consistently implemented at all locations worldwide. The first phase is discovery. This phase includes identifying all potentially affected items, including information technology and noninformation technology items, assessing compliance and defining the potential business impact of each noncompliant item.

     The second phase is planning. A specific resolution strategy is designed for each noncompliant item. Non-compliant items are prioritized by their importance to the overall operations of the business. Once the items are prioritized, the planning phase includes identifying the tasks and resources necessary to remedy noncompliance, as well as determining when the work will be finished.

     The third phase is resolution, where the actual corrective work is done. In addition to work within the Company, Year 2000 readiness of all significant external business relationships is assessed in this phase.

     The fourth phase is testing, validating that the corrective work activities have been completed. The fifth phase is implementation, where the corrected items are placed back in operation. The sixth and final phase is certification that the corrective work has been successful.

     At December 31, 1998, 90% of the affected items identified were at the sixth phase, i.e., certified to be Year 2000 compliant, or their risks have been minimized to an appropriate level. The Company expects to make substantial progress on the remaining items by June 30, 1999. The remaining tasks have been identified and are well understood. Resources have been assigned, and the work is under way.

     The Company also has an extensive quality assurance program in place, designed to ensure that Year 2000 activities are accomplishing their objectives.

     Several multiyear initiatives have been in progress to support the changing business and, secondarily, to address the Year 2000 issue, such as implementation of SAP, PeopleSoft and JDE software applications.

     The Company continues to develop detailed contingency plans to deal with unexpected issues, which may occur. These plans include the identification of appropriate resources and response teams.

     Despite this comprehensive approach, the Company cannot be completely sure that issues will not arise, nor events occur, that could have material adverse effects on the Company's results of operations or financial condition. Nevertheless, Gillette does not expect a material failure. The Company's Year 2000 program is designed to minimize the likelihood of any failure occurring. The most reasonably likely worst-case scenario is that a short-term disruption will occur with a small number of customers or suppliers, requiring an appropriate response. In addition, Gillette operations depend on infrastructures within all countries in which the Company operates and, therefore, a failure of any one of those infrastructures could materially adversely affect its operations.

     Spending for the program is budgeted, expensed as incurred and not expected to be material.

The Gillette Company and Subsidiary Companies
MANAGEMENT'S DISCUSSION

--------------------------------------------------------------------------------
EURO CONVERSION


The Company has a Euro project team responsible for ensuring the Company's ability to operate effectively during the Euro transition phase and through final Euro conversion. Total costs for the entire Euro conversion program are not expected to be material.

     Conversion to the Euro may affect competition between markets, due to price transparency. Gillette is carefully monitoring its marketing and pricing strategies throughout the more open European market. The Company also is converting finance and information technology systems to make and receive payments in Euros in early 1999 and to use the Euro as its base currency in relevant markets from January 1, 2001, onward. Existing contracts are being reviewed for any required modifications. Based on the analysis and actions taken to date, the Company does not expect the Euro conversion to materially affect the consolidated financial position, results of operations or cash flows of the Company.

--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
AND CAUTIONARY STATEMENT

This report contains "forward-looking statements" about the Company's prospects and progress. Investors should be aware of factors that could have a negative impact on prospects and the consistency of progress. These include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's markets; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets. Any such "forward-looking statements" also are qualified by the detailed statement under Item 7, Cautionary Statement, in the Company's most recent Annual Report on Form 10-K, and under Item 5, Cautionary Statement, in the Company's most recent Quarterly Report on Form 10-Q.

--------------------------------------------------------------------------------
RESPONSIBILITY FOR
FINANCIAL STATEMENTS

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

     KPMG Peat Marwick LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 39. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

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

The Gillette Company and Subsidiary Companies
CONSOLIDATED STATEMENT
OF INCOME


(Millions of dollars, except per share amounts)
Years Ended December 31, 1998, 1997 and 1996                            1998        1997       1996
===============================================================      =======     =======     ======
NET SALES .....................................................      $10,056     $10,062     $9,698
Cost of Sales .................................................        3,853       3,831      3,682
                                                                     -------     -------     ------
GROSS PROFIT ..................................................        6,203       6,231      6,016

Selling, General and Administrative Expenses ..................        3,879       3,907      3,967
Reorganization and Realignment Expenses .......................          535          --         --
Merger-Related Costs ..........................................           --          --        413
                                                                     -------     -------     ------
PROFIT FROM OPERATIONS ........................................        1,789       2,324      1,636

Nonoperating Charges (Income)
 Interest income ..............................................           (8)         (9)       (10)
 Interest expense .............................................           94          78         77
 Other charges - net ..........................................           34          34         44
                                                                     -------     -------     ------
                                                                         120         103        111
                                                                     -------     -------     ------
INCOME BEFORE INCOME TAXES ....................................        1,669       2,221      1,525
Income Taxes ..................................................          588         794        576
                                                                     -------     -------     ------
NET INCOME ....................................................      $ 1,081     $ 1,427     $  949
                                                                     =======     =======     ======
NET INCOME PER COMMON SHARE, BASIC ............................      $   .96     $  1.27     $  .85
NET INCOME PER COMMON SHARE, ASSUMING FULL DILUTION ...........      $   .95     $  1.24     $  .83
Weighted average number of common shares outstanding (millions)
 Basic ........................................................        1,117       1,118      1,107
 Assuming full dilution .......................................        1,144       1,148      1,140
===============================================================      =======     =======     ======

See accompanying Notes to Consolidated Financial Statements.

The Gillette Company and Subsidiary Companies
CONSOLIDATED BALANCE SHEET


(Millions of dollars)
December 31, 1998 and 1997                                                         1998      1997
============================================================================    =======   =======
ASSETS
CURRENT ASSETS
 Cash and cash equivalents .................................................    $   102   $   105
 Receivables, less allowances: 1998 - $79; 1997 - $74 ......................      2,943     2,522
 Inventories ...............................................................      1,595     1,500
 Deferred income taxes .....................................................        517       320
 Other current assets ......................................................        283       243
                                                                                -------   -------
  TOTAL CURRENT ASSETS .....................................................      5,440     4,690
                                                                                -------   -------
PROPERTY, PLANT AND EQUIPMENT, at cost less accumulated depreciation .......      3,472     3,104
INTANGIBLE ASSETS, less accumulated amortization ...........................      2,448     2,423
OTHER ASSETS ...............................................................        542       647
                                                                                -------   -------
                                                                                $11,902   $10,864
                                                                                =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Loans payable .............................................................    $   981   $   552
 Current portion of long-term debt .........................................          9         9
 Accounts payable and accrued liabilities ..................................      2,170     1,794
 Income taxes ..............................................................        318       286
                                                                                -------   -------
  TOTAL CURRENT LIABILITIES ................................................      3,478     2,641
                                                                                -------   -------
LONG-TERM DEBT .............................................................      2,256     1,476
DEFERRED INCOME TAXES ......................................................        411       359
OTHER LONG-TERM LIABILITIES ................................................        898     1,101
MINORITY INTEREST ..........................................................         39        39
CONTINGENT REDEMPTION VALUE OF COMMON STOCK PUT OPTIONS ....................        277       407
STOCKHOLDERS' EQUITY
 8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
  Issued: 1998 - 148,627 shares; 1997 - 154,156 shares .....................         90        93
 Unearned ESOP compensation ................................................        (10)      (17)
 Common stock, par value $1 per share
  Authorized: 2,320,000,000 shares
  Issued: 1998 - 1,357,913,938 shares; 1997 - 1,352,581,842 shares .........      1,358     1,353
 Additional paid-in capital ................................................        621       309
 Earnings reinvested in the business .......................................      5,529     5,021
 Accumulated other comprehensive income
  Foreign currency translation .............................................       (826)     (790)
  Pension adjustment .......................................................        (47)      (20)
 Treasury stock, at cost:
  1998 - 252,507,187 shares; 1997 - 231,643,130 shares .....................     (2,172)   (1,108)
                                                                                -------   -------
  TOTAL STOCKHOLDERS' EQUITY ...............................................      4,543     4,841
                                                                                -------   -------
                                                                                $11,902   $10,864
                                                                                =======   =======
=================================================================================================

See accompanying Notes to Consolidated Financial Statements.

The Gillette Company and Subsidiary Companies
CONSOLIDATED STATEMENT
OF CASH FLOWS


(Millions of dollars)
Years Ended December 31, 1998, 1997 and 1996                                              1998       1997         1996
==================================================================================      ======      ======      ======
OPERATING ACTIVITIES
 Net income ......................................................................      $1,081      $1,427      $  949
 Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for reorganization and realignment ...................................         535          --          --
  Merger-related costs ...........................................................          --          --         413
  Depreciation and amortization ..................................................         459         422         381
  Other ..........................................................................         (46)        (23)         --
  Changes in assets and liabilities, net of effects from acquisition of businesses:
   Accounts receivable ...........................................................        (435)       (340)       (459)
   Inventories ...................................................................        (123)       (157)       (105)
   Accounts payable and accrued liabilities ......................................          72          29          67
   Other working capital items ...................................................        (121)         80        (227)
   Other noncurrent assets and liabilities .......................................        (133)       (158)        (11)
                                                                                        ------      ------      ------
    Net cash provided by operating activities ....................................       1,289       1,280       1,008
                                                                                        ------      ------      ------
INVESTING ACTIVITIES
 Additions to property, plant and equipment ......................................      (1,000)       (973)       (830)
 Disposals of property, plant and equipment ......................................          88          59          41
 Acquisition of businesses, less cash acquired ...................................         (91)         (3)       (299)
 Sale of business ................................................................         200          --          --
 Other ...........................................................................           5          12          (1)
                                                                                        ------      ------      ------
    Net cash used in investing activities ........................................        (798)       (905)     (1,089)
                                                                                        ------      ------      ------
FINANCING ACTIVITIES
 Purchase of treasury stock ......................................................      (1,066)        (53)        (11)
 Proceeds from sale of put options ...............................................          56          27          --
 Proceeds from exercise of stock option and purchase plans .......................         126         210         150
 Funding German pension plans.....................................................        (252)         --          --
 Proceeds from long-term debt ....................................................         500         300          --
 Decrease in long-term debt ......................................................         (12)         (6)       (165)
 Increase (decrease) in loans payable ............................................         708        (383)        578
 Dividends paid ..................................................................        (552)       (466)       (451)
                                                                                        ------      ------      ------
    Net cash provided by (used in) financing activities ..........................        (492)       (371)        101
                                                                                        ------      ------      ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ..........................................          (2)         (7)        (19)
NET CASH FROM HARMONIZATION PERIOD ...............................................          --          24          --
                                                                                        ------      ------      ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .................................          (3)         21           1
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...................................         105          84          83
                                                                                        ------      ------      ------
CASH AND CASH EQUIVALENTS AT END OF YEAR .........................................      $  102      $  105      $   84
                                                                                        ======      ======      ======
 Supplemental disclosure of cash paid for:
  Interest .......................................................................      $  120      $  101      $   94
  Income taxes ...................................................................      $  478      $  451      $  586
 Noncash investing and financing activities:
  Acquisition of businesses
   Fair value of assets acquired .................................................      $  100      $    3      $  361
   Cash paid .....................................................................          91           3         300
                                                                                        ------      ------      ------
    Liabilities assumed ..........................................................      $    9      $   --      $   61
                                                                                        ======      ======      ======

See accompanying Notes to Consolidated Financial Statements.

The Gillette Company and Subsidiary Companies
CONSOLIDATED STATEMENT OF
STOCKHOLDERS' EQUITY


                                                            Unearned              Additional
                                            Preferred           ESOP     Common      Paid-in
(Millions of dollars)                          Shares   Compensation      Stock      Capital
=========================================   =========   ============     ======   ==========
Balance at December 31, 1995 ............        $ 97          $ (34)    $1,334         $345
                                                 ----          -----     ------         ----
 Net income .............................          --             --         --           --
  Cumulative translation adjustments               --             --         --           --
  Minimum liability adjustment ..........          --             --         --           --
   Other comprehensive income ...........          --             --         --           --
    Comprehensive income ................
 Dividends declared .....................          --             --         --           --
 Stock option and purchase plans
  (8,725,960 shares) ....................          --             --          9          141
 Conversion of Series C ESOP
  preferred stock (222,132 shares) ......          (2)            --         --            1
 Purchase of Gillette treasury stock
  (420,800 shares) ......................          --             --         --           --
 Earned ESOP compensation ...............          --              9         --           --
                                                 ----          -----     ------         ----
Balance at December 31, 1996 ............          95            (25)     1,343          487
                                                 ----          -----     ------         ----
 Net income .............................          --             --         --           --
 Net results of year-end harmonization             --             --         --           --
  Cumulative translation adjustments               --             --         --           --
   Other comprehensive income ...........          --             --         --           --
    Comprehensive income ................
 Dividends declared .....................          --             --         --           --
 Stock option and purchase plans
  (9,718,242 shares) ....................          --             --         10          201
 Conversion of Series C ESOP
  preferred stock (301,444 shares) ......          (2)            --         --            1
 Purchase of Gillette treasury stock
  (1,237,200 shares) ....................          --             --         --           --
 Proceeds from sale of put options ......          --             --         --           27
 Contingent liability of put options ....          --             --         --         (407)
 Earned ESOP compensation ...............          --              8         --           --
                                                 ----          -----     ------         ----
Balance at December 31, 1997 ............          93            (17)     1,353          309
                                                 ----          -----     ------         ----
 Net income .............................          --             --         --           --
  Cumulative translation adjustments               --             --         --           --
  Minimum liability adjustment ..........          --             --         --           --
   Other comprehensive income ...........          --             --         --           --
    Comprehensive income ................
 Dividends declared .....................          --             --         --           --
 Stock option and purchase plans
  (5,332,096 shares) ....................          --             --          5          125
 Conversion of Series C ESOP
  preferred stock (442,343 shares) ......          (3)            --         --            1
 Purchase of Gillette treasury stock
  (21,306,400 shares) ...................          --             --         --           --
 Proceeds from sale of put options ......          --             --         --           56
 Contingent liability of put options ....          --             --         --          130
 Earned ESOP compensation ...............          --              7         --           --
                                                 ----          -----     ------         ----
Balance at December 31, 1998 ............        $ 90          $ (10)    $1,358         $621
                                                 ====          =====     ======         ====



                                                                            Other          Total
                                              Earnings   Treasury   Comprehensive  Stockholders'
(Millions of dollars)                       Reinvested      Stock          Income         Equity
=========================================   ==========   ========   =============  =============
Balance at December 31, 1995 ............       $3,704     $(1,046)         $(521)        $3,879
                                                ------     -------          -----         ------
 Net income .............................          949          --             --            949
  Cumulative translation adjustments                --          --            (22)           (22)
  Minimum liability adjustment ..........           --          --              1              1
                                                                            -----         ------
   Other comprehensive income ...........           --          --            (21)           (21)
                                                                            -----         ------
    Comprehensive income ................                                                    928
                                                                                          ------
 Dividends declared .....................         (484)         --             --           (484)
 Stock option and purchase plans
  (8,725,960 shares) ....................           --          --             --            150
 Conversion of Series C ESOP
  preferred stock (222,132 shares) ......           --           1             --             --
 Purchase of Gillette treasury stock
  (420,800 shares) ......................           --         (11)            --            (11)
 Earned ESOP compensation ...............           --          --             --              9
                                                ------     -------          -----         ------
Balance at December 31, 1996 ............        4,169      (1,056)          (542)         4,471
                                                ------     -------          -----         ------
 Net income .............................        1,427          --             --          1,427
 Net results of year-end harmonization             (89)         --             --            (89)
  Cumulative translation adjustments                --          --           (268)          (268)
                                                                            -----         ------
   Other comprehensive income ...........           --          --           (268)          (268)
                                                                            -----         ------
    Comprehensive income ................                                                  1,070
                                                                                          ------
 Dividends declared .....................         (486)         --             --           (486)
 Stock option and purchase plans
  (9,718,242 shares) ....................           --          --             --            211
 Conversion of Series C ESOP
  preferred stock (301,444 shares) ......           --           1             --             --
 Purchase of Gillette treasury stock
  (1,237,200 shares) ....................           --         (53)            --            (53)
 Proceeds from sale of put options ......           --          --             --             27
 Contingent liability of put options ....           --          --             --           (407)
 Earned ESOP compensation ...............           --          --             --              8
                                                ------     -------          -----         ------
Balance at December 31, 1997 ............        5,021      (1,108)          (810)         4,841
                                                ------     -------          -----         ------
 Net income .............................        1,081          --             --          1,081
  Cumulative translation adjustments                --          --            (36)           (36)
  Minimum liability adjustment ..........           --          --            (27)           (27)
                                                                            -----         ------
   Other comprehensive income ...........           --          --            (63)           (63)
                                                                            -----         ------
    Comprehensive income ................                                                  1,018
                                                                                          ------
 Dividends declared .....................         (573)         --             --           (573)
 Stock option and purchase plans
  (5,332,096 shares) ....................           --          --             --            130
 Conversion of Series C ESOP
  preferred stock (442,343 shares) ......           --           2             --             --
 Purchase of Gillette treasury stock
  (21,306,400 shares) ...................           --      (1,066)            --         (1,066)
 Proceeds from sale of put options ......           --          --             --             56
 Contingent liability of put options ....           --          --             --            130
 Earned ESOP compensation ...............           --          --             --              7
                                                ------     -------          -----         ------
Balance at December 31, 1998 ............       $5,529     $(2,172)         $(873)        $4,543
                                                ======     =======          =====         ======

Dividends declared per common share in 1998, 1997 and 1996 were $.51, $.43 and $.36, respectively, for Gillette, and in 1996, $.58 for Duracell.
================================================================================
See accompanying Notes to Consolidated Financial Statements.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

--------------------------------------------------------------------------------
NATURE OF OPERATIONS


The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 62 facilities in 25 countries. Products are distributed through wholesalers, retailers and agents in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products and is the world leader in toothbrushes, oral care appliances and alkaline batteries.

--------------------------------------------------------------------------------
BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

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

     At the end of 1997, the year-ends of all operating groups were harmonized, with a common calendar year-end of December 31. The results of the accounting period necessary for harmonization -- in the aggregate a loss of $24 million -- are reflected as a charge in the stockholders' equity section of the balance sheet. Also reflected in this section is a charge of $51 million, adjusting for seasonality of advertising.

     In the first quarter of 1997, Duracell entities outside North America changed their year-end reporting periods to coincide with those of Gillette operations, resulting in a charge of $14 million to stockholders' equity.

--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS


Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

--------------------------------------------------------------------------------
INVENTORIES


Inventories are stated at the lower of cost or market. In general, cost is currently adjusted standard cost, which approximates actual cost on a first-in, first-out basis.

--------------------------------------------------------------------------------
DEPRECIATION


Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets.

--------------------------------------------------------------------------------
ADVERTISING


Advertising costs are expensed in the year incurred.

--------------------------------------------------------------------------------
INTANGIBLE ASSETS


Intangible assets, principally goodwill, are amortized on the straight-line method, generally over a period of 40 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the related business indicates that the carrying amounts of the assets may not be recoverable.

--------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE


Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding.

     The calculation of fully diluted net income per common share assumes conversion of preferred stock and stock options into common stock, and also adjusts net income for the effect of converting the preferred stock to common stock.

     Net income and shares used to compute net income per share, basic and assuming full dilution, are reconciled below.


(Millions)                                     1998      1997     1996
==========================================   ======    ======    =====
Net income as reported....................   $1,081    $1,427    $ 949
Less: Preferred stock dividends...........        4         4        5
                                             ------    ------    -----
Net income, basic.........................   $1,077    $1,423    $ 944
                                             ------    ------    -----
Effect of dilutive securities:
 Convertible preferred stock..............        5         4        4
                                             ------    ------    -----
Net income, assuming full dilution           $1,082    $1,427    $ 948
                                             ======    ======    =====
Common shares, basic......................    1,117     1,118    1,107
Effect of dilutive securities:
 Convertible preferred stock..............       12        12       13
 Stock options............................       15        18       20
                                             ------    ------    -----
Common shares, assuming full
 dilution.................................    1,144     1,148    1,140
                                             ======    ======    =====

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
INCOME TAXES


The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $3.7 billion at December 31, 1998.

--------------------------------------------------------------------------------
RECLASSIFICATION OF PRIOR YEARS


Prior year financial statements have been reclassified to conform to the 1998 presentations.
--------------------------------------------------------------------------------
EFFECT OF ACCOUNTING CHANGES


In 1998, the Financial Accounting Standards Board issued SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 132 has been adopted. SFAS 133 will be adopted no later than January 1, 2000. Its impact on the consolidated financial statements is still being evaluated, but is not expected to be material.

     Also in 1998, the American Institute of Certified Public Accountants
issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities." The Company adopted SOP 98-1 on January 1, 1998, with no material effect on the consolidated financial statements. The Company will adopt SOP
98-5 in 1999. It will not materially affect the consolidated financial statements.
--------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION


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

     An analysis of cumulative translation adjustments follows.


(Millions of dollars)                      1998       1997       1996
=======================================   =====      =====      =====
Balance at beginning of year...........   $(790)     $(522)     $(500)
Translation adjustments, including
 the effect of hedging.................     (86)      (222)        18
Related income tax effect..............      50        (46)       (40)
                                          -----      -----      -----
Balance at end of year.................   $(826)     $(790)     $(522)
                                          =====      =====      =====

     Included in Other charges in the Consolidated Statement of Income are net exchange losses of $23 million, $18 million and $32 million for 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
INVENTORIES


                                       December 31,  December 31,
(Millions of dollars)                          1998          1997
====================================   ============  ============
Raw materials and supplies..........         $  244        $  279
Work in process.....................            232           186
Finished goods......................          1,119         1,035
                                             ------        ------
                                             $1,595        $1,500
                                             ======        ======

--------------------------------------------------------------------------------
PROPERTY, PLANT AND
EQUIPMENT


----------------------------------------------------------
Land..................................... $   69   $   80
Buildings................................    745      734
Machinery and equipment..................  4,891    4,377
                                          ------   ------
                                           5,705    5,191
Less accumulated depreciation............  2,233    2,087
                                          ------   ------
                                          $3,472   $3,104
                                          ======   ======

--------------------------------------------------------------------------------
INTANGIBLE ASSETS


------------------------------------------------------------
Goodwill ($44 million not
 subject to amortization)................ $2,068    $2,023
Other intangible assets..................  1,194     1,128
                                          ------    ------
                                           3,262     3,151
Less accumulated amortization............    814       728
                                          ------    ------
                                          $2,448    $2,423
                                          ======    ======

--------------------------------------------------------------------------------
ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES


------------------------------------------------------------
Accounts payable......................... $  606    $  542
Advertising and sales promotion..........    391       360
Payroll and payroll taxes................    175       221
Other taxes..............................     85        25
Dividends payable on common stock            141       120
Reorganization/realignment expense           308        --
Merger-related costs.....................     --       101
Miscellaneous............................    464       425
                                          ------    ------
                                          $2,170    $1,794
                                          ======    ======

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES



                                           December 31,  December 31,
(Millions of dollars)                              1998          1997
========================================   ============  ============
Pensions................................           $242        $  450
Postretirement medical..................            305           302
Incentive plans.........................            183           171
Reorganization/realignment expense......             38            --
Miscellaneous...........................            130           178
                                                   ----        ------
                                                   $898        $1,101
                                                   ====        ======

--------------------------------------------------------------------------------
DEBT


Commercial paper included in Loans payable was $557 million at December 31, 1998, and nil at December 31, 1997. The Company's commercial paper program is supported by its revolving credit facilities.

     A summary of long-term debt follows.


                                            December 31,  December 31,
(Millions of dollars)                               1998          1997
========================================= ============== =============
Commercial paper.........................         $1,100        $  780
5.00% Notes due 2006.....................            300            --
5.75% Notes due 2005.....................            200           200
6.25% Notes due 2003.....................            150           150
5.75% Notes due 2001.....................            200            --
6.00% Notes due 2000.....................            300           300
8.03% Guaranteed ESOP notes
 due through 2000........................             13            22
Other, multicurrency borrowings..........              2            33
                                                  ------        ------
Total long-term debt.....................          2,265         1,485
Less current portion.....................              9             9
                                                  ------        ------
Long-term portion........................         $2,256        $1,476
                                                  ======        ======

     At December 31, 1998, the Company had swap agreements that converted $1.15 billion U.S. dollar-denominated long-term fixed rate debt notes into Deutschmark and U.S. dollar principal and floating interest rate obligations, over the terms of the respective issues, resulting in an aggregate principal amount of $1.13 billion, at a weighted average interest rate of 4.7%. As of December 31, 1997, the Company's swap agreements converted $650 million in U.S. dollar-denominated long-term fixed rate debt notes into Deutschmark and U.S. dollar principal and floating interest rate obligations with an aggregate principal amount of $604 million, at a weighted average interest rate of 4.8%.

     The Company also had forward exchange contracts at December 31, 1998, maturing in 1999 and 2000, that established $818 million in multicurrency principal, 2.7% interest obligations, with respect to $731 million of U.S. dollar commercial paper debt included in Long-Term Debt and $32 million of foreign currency debt included in Loans payable. At December 31, 1997, the Company's forward exchange contracts established $373 million in multicurrency principal, 4.2% interest obligations, with respect to $356 million of U.S. dollar commercial paper debt included in Long-Term Debt and $33 million of foreign currency debt included in Loans payable.

     Exchange rate movements give rise to changes in the values of the foreign currency-related agreements that offset changes in the values of the underlying exposures. Amounts associated with these agreements were payables of $33 million at December 31, 1998, and receivables of $62 million at December 31, 1997.

     The weighted average interest rate on Loans payable, including associated swaps, was 4.8% at December 31, 1998, and 4.2% at December 31, 1997. The weighted average interest rate on total long-term debt, including associated swaps and excluding the guaranteed ESOP notes, was 4.1% and 5.3% at December 31, 1998 and 1997, respectively.

     The Company has a $2.0 billion revolving bank credit agreement that expires in October 1999 and a $1.1 billion revolving bank credit agreement expiring in December 2001, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay an average facility fee of
 .039% per annum. At year-end 1998 and 1997, there were no borrowings under such agreements.

     Based on the Company's intention and ability to maintain its $1.1 billion revolving credit agreement beyond 1999, $1.1 billion of commercial paper borrowing was classified as long-term debt at December 31, 1998. As of December 31, 1997, $780 million of commercial paper borrowings and $20 million of Loans payable were so classified.

     Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1998, are $9 million in 1999, $305 million in 2000, $200 million in 2001 and $150 million in 2003.

     Unused lines of credit, including the revolving bank credit agreements, amounted to $3.8 billion at December 31, 1998.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS


The Company uses financial instruments, principally swaps, forward contracts and options, to achieve its financing strategy and to hedge foreign currency, commodity and equity-linked employee compensation exposures. These contracts hedge transactions and balances for periods consistent with their committed exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes, nor is it a party to any leveraged contracts.

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

     During 1998, the Company purchased foreign currency put options, with a strike price of $159 million and a cost of $12 million, to protect 1998 U.S. dollar results. The options expired $14 million in the money and all related gains and expenses were included within 1998 profit from operations. At December 31, 1998, the Company had purchased a foreign currency put option to protect 1999 U.S. dollar results, with a strike price of $111 million and a cost of $4 million. At December 31, 1997, there were no foreign currency put options outstanding.

     The Company also has fixed the cost of certain employee benefit expenses linked to its stock price by entering into equity swap and option contracts that mature in 1999, 2002 and 2003. At December 31, 1998 and 1997, the notional principal amounts of such contracts were $62 million and $53 million, respectively, at a cost of $8 million each. The cost is amortized over the duration of the contracts, and gains or losses are recognized as adjustments to the carrying amount of the underlying liabilities.

     In addition, the Company utilizes commodity swaps to fix the price on a portion of certain raw materials used in the manufacturing process. As of year-end 1998, $22 million of commodity swaps was outstanding, maturing through December 1999. Such contracts at December 31, 1997, amounted to $31 million. The maturity of the contracts highly correlates to the actual purchases of the commodity, and contract values are reflected in the cost of the commodity as it is actually purchased.

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

     With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.

     The estimated fair values of the Company's financial instruments are summarized below.


                                         Carrying   Estimated
(Millions of dollars)                      Amount  Fair Value
====================================   ========== ===========
DECEMBER 31, 1998
Long-term investments...............       $  177      $  177
Total long-term debt................       (2,265)     (2,277)
Foreign currency, interest rate
 and commodity contracts............           11          16
Equity contracts....................           15          10
DECEMBER 31, 1997
Long-term investments...............       $  146      $  148
Total long-term debt................       (1,485)     (1,485)
Foreign currency, interest rate
 and commodity contracts............           70          65
Equity contracts....................           28          28

     The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities. The fair value of foreign currency, interest rate, equity and commodity contracts is estimated based on dealer quotes. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current credit-worthiness of the counterparties.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
CONTINGENCIES


The Company is subject to legal proceedings and claims arising out of its business that cover a wide range of matters, including antitrust and trade regulation, contracts, environmental issues, product liability, patent and trademark matters and taxes.

     Management, after review and consultation with counsel, considers that any liability from all of these pending lawsuits and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.
--------------------------------------------------------------------------------
COMMITMENTS


Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $57 million in 1999, $46 million in 2000, $37 million in 2001, $31 million in 2002, $18 million in 2003 and $47 million for years thereafter. Rental expense amounted to $103 million in 1998, $93 million in 1997 and $93 million in 1996.
--------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT


Research and development costs, included in selling, general and administrative expenses, amounted to $209 million in 1998, $212 million in 1997 and $204 million in 1996.
--------------------------------------------------------------------------------
MERGER-RELATED COSTS


In December 1996, Gillette completed a merger with Duracell International Inc. In connection with the merger, the Company recorded a charge to operating expenses of $413 million for direct and other merger-related costs pertaining to the merger transaction and the combination of the worldwide businesses. In 1998, the Company utilized the remaining $130 million from the reserve. All programs were completed, and all program objectives were accomplished.
--------------------------------------------------------------------------------
BUSINESS COMBINATIONS
AND DIVESTITURES


In 1998, the Company sold its Jafra skin care and color cosmetics business for $200 million. The transaction did not have a material impact on financial results.

     Also during 1998, the Company acquired two businesses in the Duracell segment, in South Korea and India, for an aggregate purchase price of $100 million. These two acquisitions have been accounted for by the purchase method of accounting. Their results of operations since acquisition, which have been included in the Company's consolidated financial statements in 1998, have not materially affected the consolidated financial position, results of operations or liquidity of the Company.

     In 1997, the Company acquired an oral care business for $3 million.
--------------------------------------------------------------------------------
REORGANIZATION AND REALIGNMENT


On September 28, 1998, the Company announced a reorganization that would realign its worldwide operations. The reorganization includes formation of a new management structure and the consolidation of business management and commercial operations and related administrative functions. This will result in the closure of 14 factories, 12 warehouses and 30 office facilities.

     The program began in the fourth quarter of 1998, and will be implemented in stages over an 18-month period. It will result in the reduction of approximately 4,700 employees across all business functions, business segments, geographic areas and employee groups. Two manufacturing facilities were closed in 1998, accounting for most of the 620 employee reductions in 1998.

     In connection with the reorganization and realignment, and in accordance with EITF issue 94-3 and SFAS 121, the Company recorded in the third quarter of 1998 a charge to operating expenses of $535 million ($347 million after taxes, or $.30 in net income per common share, fully diluted). Employee severance and related benefits, shown below, includes salary continuation, fringe benefits, outplacement fees and special termination benefits related to pensions.

     Details of the reorganization and realignment charges follow.

                                            1998    Utilized
(Millions of dollars)                  Provision        1998    Balance
==================================     =========    ========    =======
Employee severance and
   related benefits ..............          $385        $ 51       $334
Asset impairments ................           135         135         --
Distributor buyout costs .........            15           3         12
                                            ----        ----       ----
Total.............................          $535        $189       $346
                                            ====        ====       ====

                        -------------------------------
     The effect of suspending depreciation for impaired assets in the fourth quarter was $3 million.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
INCOME TAXES


Deferred income taxes are recognized for the expected tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

     Income before income taxes and income tax expense are summarized below.


(Millions of dollars)                     1998      1997      1996
==================================      ======    ======    ======
Income before income taxes
 United States ...................      $1,026    $1,119    $  880
 Foreign .........................         643     1,102       645
                                        ------    ------    ------
Total income before
 income taxes ....................      $1,669    $2,221    $1,525
                                        ======    ======    ======
Current tax expense
 Federal .........................      $  340    $  247    $  320
 Foreign .........................         330       311       307
 State ...........................          58        59        67
Deferred tax expense
 Federal .........................         (56)       77       (66)
 Foreign .........................         (76)       87       (52)
 State ...........................          (8)       13        --
                                        ------    ------    ------
Total income tax expense .........      $  588    $  794    $  576
                                        =======   ======    ======

     A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.


(Percent)                                     1998       1997       1996
=======================================       ====       ====       ====
Statutory Federal tax rate.............       35.0%      35.0%      35.0%
Goodwill amortization..................         .3         .3         .3
Rate differential on
 foreign income........................        1.6         .4         --
Effect of foreign currency
 translation...........................         .2         .1         .2
State taxes (net of
 Federal tax benefits).................        1.9        2.1        2.6
Other differences......................       (3.7)      (2.1)      (1.7)
                                              ----       ----       ----
Effective tax rate before
 merger-related costs..................       35.3%      35.8%      36.4%
Merger-related costs...................         --         --        1.4
                                              ----       ----       ----
Effective tax rate.....................       35.3%      35.8%      37.8%
                                              ====       ====       ====


     The components of deferred tax assets and deferred tax liabilities are shown below.


                                         1998                    1997
                                 ----------------------   ---------------------
                                 Deferred      Deferred   Deferred     Deferred
                                      Tax           Tax        Tax          Tax
(Millions of dollars)              Assets   Liabilities     Assets  Liabilities
============================== ========== ============= ========== ============
CURRENT
 Advertising and sales
  promotion...................       $ 23          $ --       $ 32         $ --
 Benefit plans................         81            --         77           --
 Merger-related costs and
  certain realignment
  programs....................        161            --         36           --
 Miscellaneous reserves
  and accruals................         81            --         91           --
 Operating loss and credit
  carryforwards...............         11            --          7           --
 Other........................        160            --         77           --
                                     ----          ----       ----         ----
  Total current...............        517          $ --        320         $ --
                                     ----          ====       ----         ====
  Net current.................       $517                     $320
                                     ====                     ====
NONCURRENT
 Benefit plans................       $180          $ --       $163         $ --
 Intangibles..................         --           210         --          230
 Merger-related costs and
  certain realignment
  programs....................         13            --         12           --
 Operating loss and credit
  carryforwards...............         31            --         33           --
 Property, plant and
  equipment...................         --           385         --          246
 Other........................         --            11         --           60
                                     ----          ----       ----         ----
  Total noncurrent............        224           606        208          536
                                     ----          ----       ----         ----
 Valuation allowance..........       $(29)                    $(31)
                                     ====                     ====
 Net noncurrent...............                     $411                    $359
                                                   ====                    ====
TOTAL
 Net deferred tax assets/
  liabilities.................       $106                                  $ 39
                                     ====                                  ====

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
PENSION PLANS AND OTHER RETIREE BENEFITS

The Company has various retirement programs, including defined benefit, defined contribution and other plans, that cover most employees worldwide. In 1998, the Company began funding its pension plans in Germany by contributing $252 million to a newly established pension trust. Other retiree benefits are health care and life insurance benefits provided to eligible retired employees, principally in the United States. The components of benefit expense follow.


                                                       Pension Benefits            Other Retiree Benefits
                                                    ------------------------      ------------------------
(Millions of dollars)                               1998      1997      1996      1998      1997      1996
==============================================      ====    ======    ======      ====      ====      ====
COMPONENTS OF NET BENEFIT EXPENSE
 Service cost-benefits earned ................      $ 67      $ 64      $ 61       $ 6       $ 5       $ 2
 Interest cost on benefit obligation .........       123       115       109        17        17        19
 Estimated return on assets ..................      (157)     (118)     (103)       (3)       (2)       (2)
 Net amortization ............................         6         6        12        (7)       (8)       (3)
                                                    ----      ----      ----       ---       ---       ---
                                                      39        67        79        13        12        16
 Defined contribution plans ..................         2         4         4        --        --        --
 Foreign plans not on SFAS 87 ................        10         8         7        --        --        --
                                                    ----      ----      ----       ---       ---       ---
Total benefit expense ........................      $ 51      $ 79      $ 90       $13       $12       $16
                                                    ====      ====      ====       ===       ===       ===

     The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet at December 31 follow.

                                                                            Pension Benefits   Other Retiree Benefits
                                                                            ----------------   ----------------------
(Millions of dollars)                                                         1998      1997         1998        1997
========================================================================    ======    ======        =====      ======
CHANGE IN BENEFIT OBLIGATION:
 Balance at beginning of year ..........................................    $1,790    $1,689        $ 248      $  266
 Benefit payments ......................................................      (105)      (83)         (14)        (13)
 Service and interest costs ............................................       191       179           23          22
 Amendments ............................................................        48         4            1           1
 Actuarial (gains) losses ..............................................        88        52          (16)        (28)
 Currency translation adjustment .......................................        10       (51)          (2)         --
                                                                            ------    ------        -----      ------
 Balance at end of year ................................................     2,022     1,790          240         248

CHANGE IN FAIR VALUE OF PLAN ASSETS:
 Balance at beginning of year ..........................................     1,540     1,278           33          24
 Actual return on plan assets ..........................................       204       272            6           6
 Employer contribution .................................................       299        57           (3)          3
 Benefit payments ......................................................       (86)      (69)          --          --
 Currency translation adjustment .......................................        --         2           --          --
                                                                            ------    ------        -----      ------
 Balance at end of year ................................................     1,957     1,540           36          33

Plan assets less than benefit obligation ...............................       (65)     (250)        (204)       (215)
Unrecognized prior service cost and transition obligation ..............        57        36           (1)         --
Unrecognized net loss (gain) ...........................................        54        17         (100)        (87)
Minimum liability adjustment included in:
 Intangible assets .....................................................       (17)      (15)          --          --
 Stockholders' equity ..................................................       (47)      (20)          --          --
                                                                            ------    ------        -----      ------
Net accrued benefit cost included in consolidated balance sheet ........    $  (18)   $ (232)       $(305)     $ (302)
                                                                            ======    ======        =====      ======

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

     The values at December 31 for pension plans with accumulated benefit obligations in excess of plan assets follow.


(Millions of dollars)                       1998     1997
=========================================   ====     ====
Projected benefit obligation.............   $570     $506
Accumulated benefit obligation...........    506      429
Fair value of plan assets................    304       30

     The weighted average assumptions used in determining related obligations of pension benefit plans are shown below.


(Percent)                                             1998       1997       1996
===============================================       ====       ====       ====
Discount rate..................................        6.3        7.1        7.1
Long-term rate of return on assets.............        8.6        9.3        9.4
Rate of compensation increase..................        3.9        4.9        4.8

     The weighted average assumptions used in determining related obligations of other retiree benefit plans are shown below.


(Percent)                                        1998       1997       1996
===============================================  ====       ====       ====
Discount rate..................................   6.5        7.0        7.0
Long-term rate of return on assets.............   9.0        9.0        9.0

     The assumed health care cost trend rate for 1999 is 6.5%, decreasing to 4.5% by 2001. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 12%, and interest and service cost by 13%. A one percentage point decrease in the trend rate would have decreased the accumulated postretirement benefit obligation by 10%, and interest and service cost by 11%.

     The Employee Stock Ownership Plan (ESOP) was established to assist
Gillette employees in financing retiree medical costs. ESOP shares allocated to eligible participants reduce the Company's obligations over the period of allocation. Account balances are assumed to have an annual yield of 12%. A retiree health benefits account within the Company's principal domestic pension plan will also be used to pay these costs.
--------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.

     Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 80 common shares at $7.53594 per share. At December 31, 1998, 148,627 Series C shares were outstanding, of which 132,282 shares were allocated to employees and the remaining 16,345 shares were held in the ESOP trust for future allocations. The 148,627 Series C shares are equivalent to 11,890,147 shares of common stock, about 1.1% of the Company's outstanding voting stock.

     The Series C stock is redeemable upon the occurrence of certain change in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends.

     The ESOP purchased the Series C shares with borrowed funds guaranteed by the Company. Gillette contributions to the ESOP and the dividends paid on the Series C shares are used to pay loan principal and interest semiannually over a 10-year period.

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

     Plan costs and activity follow.


(Millions of dollars)                          1998     1997    1996
============================================   ====     ====    ====
Compensation expense........................    $ 2      $ 3     $ 4
Cash contributions and dividends paid.......     10       11      13
Principal payments..........................      9        9      10
Interest payments...........................      1        2       3

--------------------------------------------------------------------------------
STOCK COMPENSATION PLANS


At December 31, 1998, the Company had stock-based compensation plans described below that include the pre-merger plans of Duracell.

     Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including those who also may be officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Outstanding options have seven- to 10-year terms.

     Options granted prior to April 17, 1997, are exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. For options granted after

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 16, 1997, one-third of the options become vested on each of the first three anniversaries of the stock option award date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options) and the granting of incentive stock options.

     The Company applied APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS 123, net income would have been reduced by $100 million in 1998, $88 million in 1997 and $47 million in 1996. The impact of this charge on net income per common share, both basic and assuming full dilution, would have been $.09, $.08 and $.04 in 1998, 1997 and 1996, respectively.

     The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1998, 1997 and 1996.


                                   1998        1997            1996*
                              =========   =========   ==============
Risk-free interest rates ..        5.7%        6.6%         6.5/6.7%
Expected option lives .....   4.5 years   4.6 years    4.6/7.0 years
Expected volatilities .....       19.2%       19.2%       22.0/29.0%
Expected dividend yields ..         .9%         .9%         1.2/2.1%

* Gillette/Duracell

--------------------------------------------------------------------------------
     A summary of the status of the Company's stock option plans at December 31, 1998, 1997 and 1996 follows.




                                                   1998                            1997                            1996
                                          --------------------------       -------------------------      --------------------------
                                                    Weighted Average                Weighted Average                Weighted Average
(Thousands of shares)                      Shares     Exercise Price       Shares     Exercise Price       Shares     Exercise Price
=======================================   =======   ================       ======   ================      =======   ================
Outstanding at beginning of year* .....   38,828            $  27.18       38,536             $18.71      41,500              $14.80
Granted ...............................   10,984               56.29       10,586              47.15       8,918               29.01
Exercised .............................   (5,635)              17.53      (10,094)             15.59      (9,966)              13.16
Cancelled .............................     (518)              48.59         (200)             37.49        (986)              20.49
                                          ------                           ------                         ------
Outstanding at year-end* ..............   43,659               35.49       38,828              27.18      39,466               18.29
                                          ======                           ======                         ======
Options exercisable at year-end .......   26,321                           28,334                         31,410
                                          ======                           ======                         ======
Weighted average fair value of options
 granted during the year ..............   $14.12                           $12.92                         $ 8.39


* Options outstanding at year-end 1996 include 9,710 pre-merger Duracell options. Options outstanding at the beginning of 1997 reflect the conversion of each Duracell option to .904 of a Gillette option.

   The following table summarizes information about fixed stock options outstanding at December 31, 1998.


                                                Options Outstanding                              Options Exercisable
                             ----------------------------------------------------------   ---------------------------------
                                    Number        Weighted Average                               Number
                               Outstanding         Remaining Years     Weighted Average     Exercisable    Weighted Average
Range of Exercise Prices       (Thousands)     of Contractual Life       Exercise Price     (Thousands)      Exercise Price
==========================   =============   =====================   ==================   =============   =================
$ 3- 9....................           1,455                     2.0                  $ 8           1,455                 $ 8
 11-14 ...................           3,334                     4.1                   12           3,334                  12
 16-21 ...................          10,997                     5.2                   19          10,997                  19
 21-26 ...................             378                     3.0                   24             378                  24
 27-30 ...................           6,571                     7.5                   29           6,571                  29
 35-48 ...................          10,049                     8.5                   47           3,586                  47
 50-60 ...................          10,875                     9.5                   56              --
                                    ------                                                       ------
$ 3-60....................          43,659                     7.1                  $35          26,321                 $24
                                    ======                                                       ======

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

     Eligible Gillette employees participate in the Stock Equivalent Unit Plan, which provides for awards of basic stock units to key employees, although awards have not been made to executive officers since 1990. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year. Plan expense amounted to $9 million in 1998, $21 million in 1997 and $23 million in 1996.

--------------------------------------------------------------------------------
SHARE REPURCHASE PROGRAM


On September 18, 1997, the Company's Board of Directors authorized a share repurchase program to purchase up to 50 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Company repurchased 21 million shares in the open market for $1,066 million in 1998. Since the inception of the program, the Company has repurchased 22 million shares in the open market for $1,119 million.

     During 1997 and 1998, the Company sold equity put options as an enhancement to its ongoing share repurchase program and collected $83 million in premiums. These options provide the Company with an additional source to supplement open-market purchases of its common stock. The option prices were based on the market value of the Company's stock at the date of issuance. The redemption value of the outstanding options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying consolidated balance sheet as "Contingent Redemption Value of Common Stock Put Options." At December 31, 1998 and 1997, no shares of outstanding common stock were subject to repurchase under the terms and conditions of these options.

--------------------------------------------------------------------------------
PREFERRED STOCK PURCHASE RIGHTS


At December 31, 1998, the Company had 1,117,296,898 preferred stock purchase rights outstanding as follows: one right for each share of common stock outstanding and a total of 11,890,147 rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

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

     At December 31, 1998, there were authorized 5,000,000 shares of preferred stock without par value, of which 148,627 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
OPERATING SEGMENTS AND RELATED INFORMATION


   The following table presents certain operating segment information.


(Millions of dollars)           Blades &  Toiletries  Stationery     Braun    Oral-B  Duracell    All
1998                              Razors                Products  Products  Products  Products  Other     Total
=============================== ========  ==========  ==========  ========  ========  ========  =====   =======
Net sales   ...................   $3,028      $1,214      $  856    $1,740      $642    $2,576   $ --   $10,056
Profit from operations ........    1,153          54         108       291       101       597   (515)    1,789
Identifiable assets ...........    3,378         771       1,330     1,679       680     3,288    776    11,902
Capital expenditures ..........      453          69          48       135        62       144     89     1,000
Depreciation ..................      167          27          24        73        18        51     13       373
                                  ------      ------      ------    ------      ----    ------   ----   -------
1997
----
Net sales   ...................   $2,881      $1,410      $  924    $1,744      $624    $2,478   $  1   $10,062
Profit from operations ........    1,186         124         156       304        85       526    (57)    2,324
Identifiable assets ...........    3,006       1,004       1,299     1,544       622     3,138    251    10,864
Capital expenditures ..........      423          88          40       126        45       165     86       973
Depreciation ..................      111          37          23        77        17        58      7       330
                                  ------      ------      ------    ------      ----    ------   ----   -------
 996
----
Net sales   ...................   $2,836      $1,375      $  915    $1,773      $547    $2,251   $  1   $ 9,698
Profit from operations ........    1,098          91         122       300        58       450   (483)    1,636
Identifiable assets ...........    2,591         874       1,244     1,534       595     3,154    423    10,415
Capital expenditures ..........      353          65          43       120        38       201     10       830
Depreciation ..................       96          26          20        78        15        51      7       293
-------------------------------   ======      ======      ======    ======      ====    ======   ====   =======

     Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-makers. Each segment contains closely related products that are unique to the particular segment.

     The principal products included in each of the Company's operating segments are described in the review of operations, which appears earlier.

     Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes.

     Nonoperating charges/income consists principally of net interest expense and the effect of exchange.

     In calculating profit from operations for individual operating segments, substantial administrative expenses incurred at the operating level that are common to more than one segment are allocated on a net sales basis. Certain headquarters expenses of an operational nature also are allocated to segments and geographic areas.

     All intercompany transactions have been eliminated, and intersegment revenues are not significant.

     The $535 million charge to profit from operations in 1998 for reorganization and realignment is not assigned to the operating segments in the accompanying table, since the elements of the charge are managed separately from the segments.

     Had the Company allocated the charge by segment, the amounts would have been as follows: Blades & Razors, $117 million; Toiletries, $47 million; Stationery Products, $95 million; Braun Products, $69 million; Oral-B Products, $68 million; Duracell Products, $128 million; and All Other, $11 million.

     Profit from operations in 1996 has been restated for SFAS 131. The $413 million charge for merger-related costs is now included in All Other. The charge was previously reported by segment as follows: Blades & Razors, $36 million; Toiletries, $4 million; Duracell Products, $308 million; and All Other, $65 million.

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

     The All Other column includes items not allocated to operating segments. Profit from operations includes the $535 million charge for reorganization and realignment in 1998, the $413 million charge for merger-related costs in 1996 and all unallocated income/expense items, including corporate headquarters expenses. Identifiable assets includes deferred income tax assets, nonqualified benefit trusts, construction-in-progress costs related to Corporate Information Technology initiatives and other financial instruments managed by the Corporate Treasury Department. Capital expenditures is primarily related to Corporate Information Technology initiatives.

     Net sales by geographic area follow.



(Millions of dollars)           1998        1997       1996
==========================   =======     =======     ======
Foreign...................   $ 6,241     $ 6,380     $6,117
United States.............     3,815       3,682      3,581
                             -------     -------     ------
                             $10,056     $10,062     $9,698
                             =======     =======     ======

     Long-lived assets at December 31 follow.

==========================================================
Germany..................   $  575      $  438      $  426
Other Foreign............    1,261       1,202       1,030
                            ------      ------      ------
Total Foreign............    1,836       1,640       1,456
United States............    1,636       1,464       1,130
                            ------      ------      ------
                            $3,472      $3,104      $2,586
                            ======      ======      ======

INDEPENDENT AUDITORS' REPORT
[KPMG Logo]
--------------------------------------------------------------------------------
THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE GILLETTE COMPANY


We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                      KPMG Peat Marwick LLP
                                      Boston, Massachusetts
                                      February 11, 1999

The Gillette Company and Subsidiary Companies
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                                  Three Months Ended
(Millions of dollars, except per share amounts)                ----------------------------------------------------
1998*                                                          March 31    June 30  September 30   December 31     Total Year
==========================================================     ========    =======  ============   ===========    ===========
Net sales.................................................       $2,025     $2,325       $2,531        $ 3,175        $10,056
Gross profit..............................................        1,242      1,443        1,557          1,961          6,203
Profit from operations....................................          434        595           40            720          1,789
Income before income taxes................................          414        575            9            671          1,669
Net income................................................          268        372            6            435          1,081
Net income per common share, basic........................          .24        .33           --            .39            .96
Net income per common share, assuming full dilution.......          .23        .33           --            .39            .95
Dividends declared per common share.......................           --    .12 3/4      .12 3/4        .25 1/2            .51
Stock price range: (composite basis)
 High.....................................................        61.09      62.66        62.56          49.38          62.66
 Low......................................................        48.59      54.75        35.31          37.06          35.31

1997 (Recast)**
==========================================================     ========    =======  ============   ===========    ===========
Net sales.................................................       $1,999     $2,366       $2,701        $ 2,996        $10,062
Gross profit..............................................        1,249      1,443        1,668          1,871          6,231
Profit from operations....................................          388        549          702            685          2,324
Income before income taxes................................          367        523          680            651          2,221
Net income................................................          236        336          437            418          1,427
Net income per common share, basic........................          .21        .30          .39            .37           1.27
Net income per common share, assuming full dilution.......          .21        .29          .38            .36           1.24

1997 (Previously Reported)
==========================================================     ========    =======  ============   ===========    ===========
Net sales.................................................       $2,180     $2,285       $2,437        $ 3,160        $10,062
Gross profit..............................................        1,355      1,426        1,507          1,943          6,231
Profit from operations....................................          466        518          575            765          2,324
Income before income taxes................................          442        496          550            733          2,221
Net income................................................          283        319          354            471          1,427
Net income per common share, basic........................          .25        .29          .31            .42           1.27
Net income per common share, assuming full dilution.......          .25        .28          .30            .41           1.24
Dividends declared per common share.......................           --    .10 3/4      .10 3/4        .21 1/2            .43
Stock price range: (composite basis)
 High.....................................................        43.06      49.81        53.19          51.16          53.19
 Low......................................................        36.00      36.13        38.94          41.94          36.00
=============================================================================================================================


------------------------------------------------------------------------

* In the third quarter of 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $535 million, net income by $347 million, basic net income per share by $.31 and net income per share, assuming full dilution, by $.30.

** Quarterly financial information has been recast to reflect the harmonization of operating groups on a common calendar year basis.

The Gillette Company and Subsidiary Companies
HISTORICAL FINANCIAL SUMMARY

--------------------------------------------------------------------------------
HISTORICAL FINANCIAL SUMMARY


(In millions, except per share amounts, stock prices and employees)


                                                                  Net Income
                                                               Per Common Share
                                                              -------------------        Average
                             Profit     Income                           Assuming         Common
                    Net        from     before        Net                    Full         Shares       Year-end
Year              Sales  Operations      Taxes     Income     Basic      Dilution    Outstanding    Stock Price
=============   =======  ==========   ========     ======     =====      ========    ===========   ============
1998(a)         $10,056      $1,789     $1,669     $1,081     $ .96      $ .95             1,117         $47.81
1997             10,062       2,324      2,221      1,427      1.27       1.24             1,118          50.22
-----           -------      ------     ------     ------     -----      -----             -----         ------
1996(b)           9,698       1,636      1,525        949       .85        .83             1,107          38.88
1995              8,834       1,799      1,700      1,069       .97        .95             1,100          26.06
1994              7,935       1,615      1,458        919       .83        .82             1,096          18.72
1993(c)           7,085       1,091        907        421       .38        .37             1,090          14.91
1992(d)           6,752       1,263      1,061        601       .55                        1,082          14.22
1991(d)           6,188       1,144        844        432       .41                        1,018          14.03
1990(d)           5,709       1,020        633        382       .36                        906             7.84
=====           =======      ======     ======     ======     =====                        =====         ======


                                                                                                     Dividends Declared
             Net   Depreciation                 Net Property,                                         Per Common Share
        Interest            and        Capital      Plant and     Total   Long-term  Stockholders'   -------------------
Year     Expense   Amortization   Expenditures      Equipment    Assets        Debt         Equity   Gillette   Duracell  Employees
====   =========   ============   ============  =============   =======  ==========  =============   ========   ========  =========
1998        $ 86           $459         $1,000         $3,472   $11,902      $2,256         $4,543      $.51                 43,100
1997          69            422            973          3,104    10,864       1,476          4,841       .43                 44,000
----        ----           ----         ------         ------   -------      ------         ------      -----                ------
1996          67            381            830          2,586    10,415       1,490          4,471       .36        $.58     44,100
1995          73            343            593          2,053     8,918       1,048          3,879       .30         .52     41,900
1994          68            303            498          1,750     7,766       1,073          3,257       .25         .44     40,700
1993          66            303            396          1,507     7,116       1,234          2,582       .21         .32     41,000
1992         114            298            370          1,396     6,400       1,124          2,538       .18         .08     38,800
1991         225            277            339          1,262     6,169       1,473          2,134       .155         --     39,200
1990         319            259            285          1,183     5,921       2,456            607       .135         --     38,300
====        ====           ====         ======         ======   =======      ======         ======      =====       ====     ======

Per common share amounts, shares outstanding and stock prices have been restated to reflect two-for-one stock splits in 1998, 1995 and 1991.


(a) In 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $535 million, net income by $347 million, basic net income per common share by $.31 and net income per common share, assuming full dilution, by $.30.


(b) In 1996, charges for merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million, basic net income per common share by $.26 and net income per common share, assuming full dilution, by $.25.

(c) In 1993, charges for realignment and restructuring expenses reduced profit from operations and income before income taxes by $328 million, net income by $212 million, basic net income per common share by $.19 and net income per common share, assuming full dilution, by $.19. In addition, in 1993, the cumulative effect of adopting mandated changes in the methods of accounting for income taxes, postretirement benefits and postemployment benefits reduced net income by $139 million and net income per common share, basic and assuming full dilution, by $.13 and $.12, respectively.


(d) Charges for extraordinary items reduced net income by $75 million in 1992, $109 million in 1991 and $6 million in 1990 and basic net income per common share by $.07 in 1992, $.11 in 1991 and $.01 in 1990.

CORPORATE AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------
ANNUAL MEETING

The Annual Meeting of stockholders will take place on Thursday, April 15, 1999, at the John F. Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

-------------------------------------------------------------------------------
CORPORATE HEADQUARTERS

Prudential Tower Building
Boston, Massachusetts 02199
(617)421-7000
World Wide Web users can access Gillette information at http://www.gillette.com, the Company's Internet site.

-------------------------------------------------------------------------------
INCORPORATED

State of Delaware

-------------------------------------------------------------------------------
COMMON STOCK

Major stock exchanges:  New York, Boston, Chicago, Pacific, Frankfurt

New York Stock Exchange Symbol: G

At year-end, stockholders numbered 61,500, living in all 50 states and more than 30 countries abroad.

-------------------------------------------------------------------------------
TRANSFER AGENT AND REGISTRAR

BankBoston, N.A.
c/o EquiServe L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
(781) 575-2322
By fax: (781)828-8813
Toll-free: (888) 218-2841
Hearing impaired: (800) 952-9245 (TTY/TDD)
Via Internet:  http://www.EQUISERVE.com

-------------------------------------------------------------------------------
AUDITORS

KPMG

-------------------------------------------------------------------------------
FORM 10-K

The Company's 1998 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available in late March without charge from the Office of the Secretary by written request, or by calling toll-free
(800)291-7615. The report also will be available at http://www.gillette.com, the Company's Internet site.
-------------------------------------------------------------------------------
INVESTLINK(SM) -- DIRECT STOCK PURCHASE PROGRAM

InvestLink(SM) is a direct stock purchase program designed to promote long-term ownership among investors who are committed to investing a minimum amount and building their Gillette share ownership over time. The program is sponsored and administered by BankBoston, N.A., the Company's transfer agent. InvestLink(SM) provides an economical, convenient way to purchase your first shares or to purchase additional shares of Gillette common stock directly from the Company. Program participants may also reinvest their cash dividends through InvestLink(SM). You may request an enrollment application and a brochure from:

BankBoston, N.A.
"InvestLink" Program
P.O.Box 8040
Boston, Massachusetts 02266-8040
(781) 575-2322
Toll-free: (800) 643-6989
Hearing impaired: (800) 952-9245 (TTY/TDD)
-------------------------------------------------------------------------------
QUARTERLY REPORTS

The Company mails quarterly reports only to registered holders of Gillette common stock. If your shares are registered in the name of a broker or other nominee, and you would like to receive the quarterly reports, the Company will gladly mail them directly to you. You may add your name to our mailing list by writing to the Office of the Secretary, or by calling toll-free (800) 291-7615.
     Gillette quarterly reports also are available at http://www.gillette.com, the Company's Internet site.