Form 10-K, Exhibit 13
period 1999-12-31
GILLETTE CO
filed 2000-03-30
CIK 41499

                                                                      EXHIBIT 13

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


RESULTS OF OPERATIONS

NET SALES
================================================================================

Net sales in 1999 were $9.90 billion, 2% below those of 1998. Unfavorable volume/mix of 1% reflected fourth-quarter trade destocking, primarily in the blade and razor segment. Pricing contributed 3%, which was more than offset by 4% unfavorable exchange. Excluding the adverse effects of exchange and the 1998 divestiture of Jafra Cosmetics International, sales rose 3%. In 1998, sales matched those of 1997. Volume/new products and prices contributed equally to a 3% sales increase, which was offset by unfavorable exchange rates. Excluding unfavorable exchange and the divestiture of Jafra Cosmetics International, sales growth was 5%.

     Sales in North America grew 5% in 1999, due to successful new product launches, including the Mach 3 shaving system, Duracell Ultra battery and Oral-B CrossAction toothbrush. Sales in Latin America were 10% below those of 1998, reflecting the negative effect of Brazil's recessionary environment on both volume and exchange rates. Sales in Asia-Pacific were 13% above those of the prior year, due to improved volume/mix in all business segments. Sales in Western Europe declined 7% from the 1998 level. Sales in the AMEE region (Africa, Middle East and Eastern Europe) were 2% below those of the prior year, due to unfavorable exchange in certain markets and to the continuing weakness in the Russian economy.

     An analysis of sales by business segment follows.

                                                                  % Increase/
                                     (Millions of dollars)        (Decrease)
                                 ----------------------------    -------------
                                  1999       1998       1997     99/98   98/97
==============================================================================
Blades & Razors .............    $3,167    $ 3,028    $ 2,881       5       5
Toiletries ..................     1,062      1,214      1,410     (13)    (14)
Duracell Products ...........     2,726      2,576      2,478       6       4
Oral-B Products .............       616        642        624      (4)      3
Braun Products ..............     1,583      1,740      1,744      (9)     --
Stationery Products .........       743        856        924     (13)     (7)
Other .......................        --         --          1      --      --
                                 ----------------------------      ----------
                                 $9,897    $10,056    $10,062      (2)     --
                                 ============================      ==========

     Blade and razor sales were 5% higher than those of the prior year, buoyed by the Mach3 shaving system, which was launched in all major markets, except Brazil, by year-end 1999. Sales in North America, reflecting the steady growth of the Mach 3 system, were 14% above those of the year before. The Company's trade inventory reduction initiative contributed to lower sales in Western Europe and Latin America. Sales of blades and razors in 1998 were 5% above those of a year earlier. This reflected gains in North America and rapid growth in Western Europe, both driven by the launch of the Mach 3 shaving system. Results for 1998 in other international markets were lower, due to broad-based negative economic factors.

     Toiletries sales were 13% below those of the prior year, due in part to the divestiture of the Jafra business in April 1998. Excluding Jafra, toiletries sales declined 7%, due to lower sales in Western Europe, Latin America and the AMEE region. In 1998, toiletries sales fell 14%, due to the divestiture of Jafra.

     Sales of Duracell products increased 6% in 1999, reflecting 15% sales growth in North America due to improved volume/mix, higher volume in the AMEE region and better mix in the Asia-Pacific region. In 1998, sales of Duracell products rose 4%, as the launch of Duracell Ultra batteries and price increases contributed to higher sales in North America and Western Europe.

     Sales of Oral-B products were 4% below those of a year earlier. Gains in North America, driven by the success of the CrossAction toothbrush, were offset by shortfalls in Latin America, due to the region's economic weakness. In 1998, sales of Oral-B products were 3% higher than in 1997, as growth in North America was partially offset by shortfalls in Asia-Pacific.

     Braun sales were 9% below those of 1998, due to economic softness in Western Europe and lower sales in North America. Sales in 1998 showed little change from those of the year before, as gains in Western Europe and North America countered shortfalls in Asia-Pacific.

     Sales of stationery products decreased 13%, reflecting weakness in all regions except Asia-Pacific. Sales in 1998 were 7% below those of 1997, due primarily to the negative impact of the Asian financial crisis, while sales in North America and Western Europe were virtually unchanged.

GROSS PROFIT
================================================================================

Gross profit was $6.19 billion in 1999, $6.20 billion in 1998 and $6.23 billion in 1997. As a percent of sales, gross profit was 62.5% in 1999, compared with 61.7% in 1998 and 61.9% in 1997. Margin improvement in 1999 was due in part to improved sales mix from increased sales of higher margin blade and razor products, as well as to the introduction of higher margin Duracell and Oral-B products. Additionally, margin improvements were realized in all segments, due to the ongoing reorganization and realignment program, and in the blade and razor and Duracell businesses, due to enhancements in manufacturing technology. The slight decrease in 1998 was due to a less favorable product mix.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
================================================================================

Selling, general and administrative expenses amounted to 41.2% of sales, compared with 38.6% and 38.8% in 1998 and 1997, respectively. In absolute terms, these expenses increased 5% in 1999 and declined 1% in 1998.

     In 1999, $606 million was spent on advertising, including sampling, and $1,202 million on sales promotion, for a total of $1,808 million, an increase of 2% over the 1998 spending level. Spending in 1999 included the continued major marketing effort behind the Mach3 shaving system and Duracell Ultra battery, as well as increased support for other new products, such as the Oral-B CrossAction toothbrush. This spending compares with 1998 amounts of $613 million, $1,165 million and $1,778 million, respectively. In 1997, these were $641 million, $1,060 million and $1,701 million, respectively. The spending in 1999 represented 18.3% of sales, compared with 17.7% and 16.9% in 1998 and 1997, respectively. Spending for research and development increased 6% in 1999, compared with a decrease of 2% in 1998. Other marketing and administrative expenses increased 8% in 1999 and declined 5% in 1998.

PROFIT FROM OPERATIONS
================================================================================

Profit from operations in 1999 was $2.11 billion, compared with $1.79 billion in 1998 and $2.32 billion in 1997. Profit from operations in 1998 was $2.32 billion before a reorganization and realignment charge of $535 million. Profit from operations in 1999 represented 21.3% of sales, compared with 23.1% in both 1998 and 1997, excluding the reorganization and realignment charge in 1998. The decrease in operating profits in 1999 was due to higher marketing support of $30 million and an increased investment of $14 million in research and development for new product programs. Further, the Company incurred $61 million of incremental expenses related to the reorganization and realignment program, primarily for equipment and employee relocation and employee training. These expenses were not included as part of the original reserve, due to the requirements of the accounting standard. In addition, a gain of $22 million on the sale of land and a building was recognized in 1999.

     In the following table, the reorganization and realignment charge is included in Corporate/Other.

     An analysis by business segment follows.

                                                                  % Increase/
                                 (Millions of dollars)             (Decrease)
                                -----------------------          ---------------
                                1999     1998      1997          99/98     98/97
================================================================================


Blades & Razors .........    $1,206     $1,153     $1,186          5         (3)
Toiletries ..............        85         54        124         57        (56)
Duracell Products .......       606        597        526          2         13
Oral-B Products .........        77        101         85        (24)        20
Braun Products ..........       154        291        304        (47)        (4)
Stationery Products .....        18        108        156        (83)       (31)
                             ----------------------------        --------------
                              2,146      2,304      2,381         (7)        (3)
                             ----------------------------        --------------
Corporate/Other .........       (41)      (515)       (57)
                             ----------------------------
                             $2,105     $1,789     $2,324
                             ============================

See Notes to Consolidated Financial Statements for segment and geographic area data.

    Blade and razor profits were 5% higher in 1999, due to the sales growth of the Mach3 shaving system. Profits for the blade and razor segment were 3% lower in 1998, due to start-up expenses for the Mach3 system.

    Toiletries profits were 57% above those of the prior year, due to unmatched new product launch expenses in 1998. In 1998, toiletries profits fell 56%, reflecting the divestiture of Jafra, new product launch expenses and significantly lower sales of White Rain hair care products.

    The Duracell segment reported profits 2% above those of the previous year, reflecting higher marketing expenses behind the geographic rollout of Duracell Ultra batteries and higher promotional support in North America. Profits advanced 13% in 1998, due to sales gains and the higher margin of Duracell Ultra batteries in North America.

    Oral-B profits declined 24%, due to marketing expenses supporting the CrossAction toothbrush launch in North America and Europe. In 1998, profits grew 20%, due to improved product mix and cost containment.

    Braun profits were $154 million in 1999, compared with $291 million in 1998, primarily the result of lower revenue to cover fixed costs. In 1998, Braun profits decreased 4%, due to lower sales of higher margin products and the Asian financial crisis.

    Profits for the stationery products segment were $18 million, compared with $108 million in 1998. The decline was due to decreased sales, as well as to unfavorable factory variances resulting from lower production levels. Profits in 1998 were 31% below those of the year before, due primarily to sales declines in the Asia-Pacific region.

    The Company is carefully reviewing those portions of the Braun and stationery segments whose performance has lagged expectations. The Company will look to prune, divest or discontinue any product category that doesn't clearly demonstrate the potential for acceptable rates of growth.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


NONOPERAT1NG CHARGES/INCOME
================================================================================

Net interest expense amounted to $129 million in 1999, $86 million in 1998 and $69 million in 1997. Net interest expense rose in 1999, due to higher borrowings to fund the Company's share repurchase program. The increase in 1998 was attributable to greater borrowings to fund the Company's share repurchase program, capital investments and its pension plans in Germany.

     Net exchange losses of $35 million in 1999, which compared with 1998 and 1997 totals of $23 million and $18 million, respectively, were due primarily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations of net foreign investments in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 24. In 1999, the negative adjustment was $205 million, compared with negative adjustments of $36 million in 1998 and $268 million in 1997, reflecting significant exchange rate movements.

TAXES AND NET INCOME
================================================================================

The effective tax rate was 34.8% in 1999, compared with rates of 35.3% in 1998 and 35.8% in 1997.

    Net income for 1999 was $1,260 million, compared with $1,081 million in 1998 and $1,427 million in 1997. Fully diluted net income per common share in 1999 was $1.14, compared with $.95 and $1.24 in 1998 and 1997, respectively. Excluding the charge in 1998 for reorganization and realignment expenses, 1998 net income of $1,428 million matched that of 1997, and fully diluted net income per common share of $1.25 rose 1% over the 1997 level.

FINANCIAL CONDITION
================================================================================

The Company's financial condition continued to be strong in 1999. Net debt increased $1.35 billion during 1999, reflecting significant spending under the Company's share repurchase and capital investment programs.

     Net debt (total debt net of associated swaps, less cash and cash equivalents) at December 31, 1999, amounted to $4.53 billion, compared with $3.18 billion and $1.87 billion at December 31, 1998 and 1997, respectively.

     The market value of Gillette equity was over $43 billion at the end of 1999, compared with $52 billion in 1998. The Company's book equity position amounted to $3.06 billion at the end of 1999, compared with $4.54 billion at the end of 1998 and $4.84 billion at the end of 1997. The decreases in book equity in 1999 and 1998 were primarily due to the Gillette share repurchase program.

     Net cash provided by operating activities in 1999 was $1.58 billion, compared with $1.03 billion in 1998 and $1.27 billion in 1997. The current ratio of the Company was 1.23 for 1999, compared with ratios of 1.56 for 1998 and 1.78 for 1997. The decrease in the 1999 current ratio was primarily attributable to the Company's increased short-term debt.

     Capital spending in 1999 amounted to $932 million, compared with $1.00 billion in 1998 and $973 million in 1997. Spending in all three years reflected substantial investments in the blade and razor, Duracell and Braun product segments.

     In 1998, the Company made acquisitions in the Duracell segment for $100 million and sold the Jafra business for $200 million.

     Share repurchase funding in 1999, net of proceeds received from the sale of put options on Company stock, amounted to $1.95 billion, compared with $1.01 billion in 1998 and $26 million in 1997.

     Maintaining its financial flexibility, the Company renewed its $2.0 billion revolving credit facility, extending the expiration to October 2000. The Company also has a $1.1 billion revolving credit agreement, which expires in December 2001. Both facilities are used by the Company to complement its commercial paper program.

     At year-end 1999, there was $2.41 billion outstanding under the Company's commercial paper program, compared with $1.66 billion at the end of 1998 and $780 million at the end of 1997.

     During 1999, the Company issued Euro-denominated Notes for $343 million, due February 2004, entered into a $325 million Euro-denominated debt obligation, with redemption rights in March 2002, and entered into a $437 million Euro-denominated debt obligation, with redemption rights in January 2003. During 1998, the Company issued Notes for $200 million, due August 2001, and for $300 million, due December 2006. The net proceeds were used to refinance existing short-term debt associated with the Company's share repurchase program.

     During 1999, both Standard & Poor's and Moody's maintained the Company's current credit ratings. Standard & Poor's rates the Company's long-term debt at AA, while Moody's rating is Aa3. The commercial paper rating is A1+ by Standard & Poor's and P1 by Moody's.

     Gillette will continue to have capital available for growth through both internally generated funds and significant credit resources. The Company has substantial unused lines of credit and access to worldwide financial market sources for funds.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


MARKET RISK
================================================================================

The Company is exposed to the impact of changes in interest rates and foreign currency exchange rates. Gillette uses product sourcing and pricing as a natural hedge to its foreign currency revenues and costs, thus limiting the Company's profit exposure to foreign currency fluctuations. In addition, when considered appropriate, the Company purchases foreign currency options to reduce the exposure of the Company's earnings to currency fluctuations.

    Gillette enters into currency and interest rate swaps, and currency forwards, which effectively change the interest rate and currency of its borrowings in order to optimize borrowing costs and reduce the Company's exposure to currency fluctuations on its investments in foreign subsidiaries. The swaps are entered into with contract amounts, interest rates and time periods that match the underlying debt.

    The Company uses swaps and options to hedge equity-linked compensation liability exposures with terms that match the underlying exposures. The Company sells equity put options to supplement open market purchases of its common stock.

    Gillette has established clear policies, procedures and internal accounting and administrative controls governing the use of financial instruments to manage its exposure to market risks. The Company does not purchase, sell or hold any derivative financial instruments for trading, profit or speculative purposes.

    Financial instrument positions are monitored using value-at-risk techniques. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

    Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 1999 and 1998, a near-term change in market rates would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

REORGANIZATION AND REALIGNMENT
================================================================================

On September 28, 1998, the Company announced a reorganization and realignment program that resulted in a third-quarter charge to operations of $535 million ($347 million after taxes, or $.30 in net income per common share, fully diluted).

    The worldwide reorganization of operations will aid the Company in several ways. The program was designed to strengthen the global business management focus on core product categories, enhance the global focus on new product development and manufacturing, achieve more effective leveraging of global resources, respond to changing worldwide business conditions and improve the Company's ability to rapidly expand product offerings to consumers through worldwide trade channels.

    This program budgeted for the closure of 14 factories, 12 warehouses and 30 office facilities, as well as for a reduction of approximately 4,700 employees across all business segments, geographies and employee groups. Project activity will be substantially complete at the end of the first quarter of 2000.

    Details of the facility closures and employee reductions follow.

                                                            Plan Inception
                                                                   through
                                  Initial          1999       December 31,
                                     Plan      Activity               1999
================================================================================

Facility Closures
  Factories .................          14             9                 11
  Warehouses ................          12            11                 11
  Office Facilities .........          30            29                 29
Employee Reductions .........       4,700         2,830              3,450

    At December 31, 1999, the carrying value of assets held for sale was $24 million.

    Pretax cash outlays were $16 million in 1998 and $197 million in 1999 and are estimated to be $139 million in 2000. Cash severance payments will extend beyond the completion of program activities, due to the severance payment deferral options available to terminated employees. In 1999, cash expenditures for the program were greater than the cash benefits generated and were funded from operations. In 1999, approximately 45% of the ongoing annual benefit (estimated pretax rate of $200 million) was achieved.

    The assets affected by this program include factories, warehouses and office facilities, as well as manufacturing, distribution and office equipment.

    Asset disposals began at the end of 1998 and will be substantially complete at the end of the first quarter of 2000. Assets held for disposal, which could be removed from use at any time, have been removed in stages to allow for an orderly implementation of all actions.

    Additional details are provided in the Notes to Consolidated Financial Statements.

YEAR 2000
================================================================================

The Company's Year 2000 initiative was extremely successful. No interruptions to Gillette business processes have occurred, and no material problem is expected. Program spending was budgeted, expensed as incurred and not material.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
MANAGEMENT'S DISCUSSION


EURO CONVERSION
================================================================================

A multi-functional Euro project team is responsible for ensuring the Company's ability to operate effectively during the Euro transition phase and through final Euro conversion. Total program costs are not expected to be material.

    Among other factors, conversion to the Euro may affect competition between markets, due to the existing pricing structure. The Company has developed marketing and pricing strategies for implementation throughout the more open European market. The Euro project team will further enhance these strategies as part of the ongoing Euro initiative.

    The Company is currently able to make and receive payments in Euros and will convert financial and information technology systems to be able to use Euros as its base currency in relevant markets prior to January 1, 2002.

    Based on the analysis and actions taken to date, the Company does not expect the Euro conversion to materially affect the consolidated financial position, results of operations or cash flows of the Company.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENT
================================================================================

This report contains "forward-looking statements" about the Company's prospects and progress. Investors should be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress. These include political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business in each of the Company's markets worldwide; competitive product, advertising, promotional and pricing activity; dependence on the rate of development and degree of acceptance of new product introductions in the marketplace; the success of the Company's efforts to decrease the levels of trade inventories and working capital and to address underperforming product lines; and the difficulty of forecasting sales at certain times in certain markets. Any such "forward-looking statements" also are qualified by the detailed statement under Item 7, Cautionary Statement, in the Company's most recent Annual Report on Form 10-K, and under Item 5, Cautionary Statement, in the Company's most recent Quarterly Report on Form 10-Q.

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

     KPMG LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 18. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

     The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, internal auditors and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's policies relating to proper accounting and financial reporting systems and the Company's relationship with the independent auditors. In addition, the Committee is responsible for recommending the appointment of the Company's independent auditors, subject to stockholder approval.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
INDEPENDENT AUDITORS' REPORT


[KPMG Logo]

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE GILLETTE COMPANY
================================================================================

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


KPMG LLP
Boston, Massachusetts
February 11, 2000

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF INCOME

(Millions, except per share amounts)
Years Ended December 31, 1999, 1998 and 1997                   1999               1998               1997
=========================================================================================================
NET SALES ..............................................     $9,897            $10,056            $10,062
Cost of Sales ..........................................      3,711              3,853              3,831
                                                             --------------------------------------------
GROSS PROFIT ...........................................      6,186              6,203              6,231

Selling, General and Administrative Expenses ...........      4,081              3,879              3,907
Reorganization and Realignment Expenses ................         --                535                 --
                                                             --------------------------------------------

PROFIT FROM OPERATIONS .................................      2,105              1,789              2,324

Nonoperating Charges (Income)
  Interest income ......................................         (7)                (8)                (9)
  Interest expense .....................................        136                 94                 78
  Other charges - net ..................................         46                 34                 34
                                                             --------------------------------------------
                                                                175                120                103
                                                             --------------------------------------------
INCOME BEFORE INCOME TAXES .............................      1,930              1,669              2,221
Income Taxes ...........................................        670                588                794
                                                             --------------------------------------------
Net Income .............................................     $1,260            $ 1,081            $ 1,427
                                                             ============================================

NET INCOME PER COMMON SHARE, BASIC .....................     $ 1.15            $   .96            $  1.27

NET INCOME PER COMMON SHARE, ASSUMING FULL DILUTION ....     $ 1.14            $   .95            $  1.24

Weighted average number of common shares outstanding
  Basic ................................................      1,089              1,117              1,118
  Assuming full dilution ...............................      1,111              1,144              1,148

=========================================================================================================

See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET

(Millions, except per share amount)
December 31, 1999 and 1998                                                        1999           1998
=====================================================================================================
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ...............................................    $    80        $   102
  Trade receivables, less allowances: 1999 - $74; 1998 - $79 ..............      2,433          2,622
  Other receivables .......................................................        352            321
  Inventories .............................................................      1,621          1,595
  Deferred income taxes ...................................................        317            517
  Other current assets ....................................................        329            283
                                                                               ----------------------
    TOTAL CURRENT ASSETS ..................................................      5,132          5,440
                                                                               ----------------------

PROPERTY, PLANT AND EQUIPMENT, at cost less accumulated depreciation ......      3,667          3,472
INTANGIBLE ASSETS, less accumulated amortization ..........................      2,358          2,448
OTHER ASSETS ..............................................................        629            542
                                                                               ----------------------
                                                                               $11,786        $11,902
                                                                               ======================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Loans payable ...........................................................    $ 1,440        $   981
  Current portion of long-term debt .......................................        358              9
  Accounts payable and accrued liabilities ................................      2,158          2,170
  Income taxes ............................................................        224            318
                                                                               ----------------------
    TOTAL CURRENT LIABILITIES .............................................      4,180          3,478
                                                                               ----------------------

LONG-TERM DEBT ............................................................      2,931          2,256
DEFERRED INCOME TAXES .....................................................        423            411
OTHER LONG-TERM LIABILITIES ...............................................        795            898
MINORITY INTEREST .........................................................         38             39

CONTINGENT REDEMPTION VALUE OF COMMON STOCK PUT OPTIONS ...................        359            277

STOCKHOLDERS' EQUITY
  8.0% Cumulative Series C ESOP Convertible Preferred, without par value,
    Issued: 1999- .1 shares; 1998- .1 shares ..............................         85             9O
  Unearned ESOP compensation ..............................................         (4)           (10)
  Common stock, par value $1 per share
    Authorized: 2,320 shares
    Issued: 1999 - 1,364 shares; 1998 - 1,358 shares ......................      1,364          1,358
  Additional paid-in capital ..............................................        748            621
  Earnings reinvested in the business .....................................      6,147          5,529
  Accumulated other comprehensive income
    Foreign currency translation ..........................................     (1,031)          (826)
    Pension adjustment ....................................................        (30)           (47)
  Treasury stock, at cost:
    1999 - 299 shares; 1998 - 253 shares ..................................     (4,219)        (2,172)
                                                                               ----------------------
                                                                                 3,060          4,543
                                                                               ----------------------
    TOTAL STOCKHOLDERS' EQUITY ............................................    $11,786        $11,902
                                                                               ======================
=====================================================================================================

See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS


(Millions)
Years Ended December 31, 1999, 1998 and 1997                                          1999           1998           1997
========================================================================================================================
OPERATING ACTIVITIES
  Net income ...................................................................   $ 1,260        $ 1,081        $ 1,427
  Adjustments to reconcile net income to net cash provided by operating activities:
   Provision for reorganization and realignment ................................        --            535             --
   Depreciation and amortization ...............................................       500            459            422
   Other .......................................................................        (7)           (46)           (23)

   Changes in assets and liabilities, excluding the effects of acquisitions and divestitures:
     Accounts receivable .......................................................        (5)          (435)          (340)
     Inventories ...............................................................       (91)          (123)          (157)
     Accounts payable and accrued liabilities ..................................        65             72             29
     Other working capital items ...............................................       108           (121)            80
     Other noncurrent assets and liabilities ...................................      (252)          (142)          (167)
     Funding German pension plans ..............................................        --           (252)            --
                                                                                   -------------------------------------
        Net cash provided by operating activities ..............................     1,578          1,028          1,271
                                                                                   -------------------------------------
INVESTING ACTIVITIES
  Additions to property, plant and equipment ...................................      (932)        (1,000)          (973)
  Disposals of property, plant and equipment ...................................       127             88             59
  Acquisition of businesses, less cash acquired ................................        --            (91)            (3)
  Sale of business .............................................................        --            200             --
  Other ........................................................................         2              5             12
                                                                                   -------------------------------------
        Net cash used in investing activities ..................................      (803)          (798)          (905)
                                                                                   -------------------------------------
FINANCING ACTIVITIES
  Purchase of treasury stock ...................................................    (2,021)        (1,066)           (53)
  Proceeds from sale of put options ............................................        72             56             27
  Proceeds from exercise of stock option and purchase plans ....................       149            126            210
  Proceeds from long-term debt .................................................     1,105            500            300
  Decrease in long-term debt ...................................................        --            (12)            (6)
  Increase (decrease) in loans payable .........................................       484            708           (383)
  Dividends paid ...............................................................      (626)          (552)          (466)
  Other ........................................................................        42              9              9
                                                                                   -------------------------------------
        Net cash used in financing activities ..................................      (795)          (231)          (362)
                                                                                   -------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ........................................        (2)            (2)            (7)
NET CASH FROM HARMONIZATION PERIOD .............................................        --             --             24
                                                                                   -------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...............................       (22)            (3)            21
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .................................       102            105             84
                                                                                   -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR .......................................   $    80        $   102        $   105
                                                                                   =====================================
  Supplemental disclosure of cash paid for:
    Interest ...................................................................   $   126        $   120        $   101
    Income taxes ...............................................................   $   463        $   478        $   451
  Noncash investing and financing activities:
    Acquisition of businesses
      Fair value of assets acquired ............................................   $    --        $   100        $     3
      Cash paid ................................................................        --             91              3
                                                                                   -------------------------------------
        Liabilities assumed ....................................................   $    --        $     9        $    --
                                                                                   =====================================
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 Unearned                      Additional
                                                                Preferred            ESOP         Common          Pain-in
(Millions, except per share amounts)                               Shares    Compensation          Stock          Capital
=========================================================================================================================
Balance at December 31, 1996 .................................       $ 95             $(25)       $1,343            $ 487
                                                                ---------------------------------------------------------
  Net income .................................................         --               --            --               --
  Net results of year-end
   harmonization .............................................         --               --            --               --
   Foreign currency translation ..............................         --               --            --               --
     Other comprehensive income ..............................         --               --            --               --
      Comprehensive income ...................................
  Dividends declared (per share $.43) ........................         --               --            --               --
  Stock option and purchase plans
   (9.7 shares) ..............................................         --               --            10              201
  Conversion of Series C ESOP
   preferred stock (.3 shares) ...............................         (2)              --            --                1
  Purchase of Gillette treasury stock
   (1.2 shares) ..............................................         --               --            --               --
  Proceeds from sale of put options ..........................         --               --            --               27
  Contingent liability of put options ........................         --               --            --             (407)
  Earned ESOP compensation ...................................         --                8            --               --
                                                                ---------------------------------------------------------
Balance at December 31, 1997 .................................         93              (17)        1,353              309
                                                                ---------------------------------------------------------
  Net income .................................................         --               --            --               --
   Foreign currency translation ..............................         --               --            --               --
   Pension adjustment ........................................         --               --            --               --
     Other comprehensive income ..............................         --               --            --               --
      Comprehensive income ...................................
  Dividends declared (per share $.51) ........................         --               --            --               --
  Stock option and purchase plans
   (5.3 shares) ..............................................         --               --             5              125
  Conversion of Series C ESOP
   preferred stock (.4 shares) ...............................         (3)              --            --                1
  Purchase of Gillette treasury stock
   (21.3 shares) .............................................         --               --            --               --
  Proceeds from sale of put options ..........................         --               --            --               56
  Contingent liability of put options ........................         --               --            --              130
  Earned ESOP compensation ...................................         --                7            --               --
                                                                ---------------------------------------------------------
Balance at December 31, 1998 .................................         90              (10)        1,358              621
                                                                ---------------------------------------------------------
  Net income .................................................         --               --            --               --
   Foreign currency translation ..............................         --               --            --               --
   Pension adjustment ........................................         --               --            --               --
     Other comprehensive income ..............................         --               --            --               --
      Comprehensive income
  Dividends declared (per share $.59) ........................         --               --            --               --
  Stock option and purchase plans
   (5.7 shares) ..............................................         --               --             6              139
  Conversion of Series C ESOP
   preferred stock (.6 shares) ...............................         (5)              --            --               (2)
  Purchase of Gillette treasury stock
   (46.8 shares) .............................................         --               --            --               --
  Proceeds from sale of put options ..........................         --               --            --               72
  Contingent liability of put options ........................         --               --            --              (82)
  Earned ESOP compensation ...................................         --                6            --               --
                                                                ---------------------------------------------------------
Balance at December 31, 1999 .................................       $ 85             $ (4)       $1,364            $ 748
                                                                =========================================================
=========================================================================================================================

                                                                                                      Other             Total
                                                             Earnings          Treasury       Comprehensive      Stockholders'
(Millions, except per share amounts)                       Reinvested             Stock              Income             Equity
==============================================================================================================================
Balance at December 31, 1996 ...........................      $ 4,169            $(1,056)           $  (542)           $ 4,471
                                                           -------------------------------------------------------------------
  Net income ...........................................        1,427                 --                 --              1,427
  Net results of year-end
   harmonization .......................................          (89)                --                 --                (89)
   Foreign currency translation ........................           --                 --               (268)              (268)
                                                                                                    -------            -------
    Other comprehensive income .........................           --                 --               (268)              (268)
                                                                                                    -------            -------
      Comprehensive income .............................                                                                 1,070
                                                                                                                       -------
  Dividends declared (per share $.43) ..................         (486)                --                 --               (486)
  Stock option and purchase plans
   (9.7 shares) ........................................           --                 --                 --                211
  Conversion of Series C ESOP
   preferred stock (.3 shares) .........................           --                  1                 --                 --
  Purchase of Gillette treasury stock
   (1.2 shares) ........................................           --                (53)                --                (53)
  Proceeds from sale of put options ....................           --                 --                 --                 27
  Contingent liability of put options ..................           --                 --                 --               (407)
  Earned ESOP compensation .............................           --                 --                 --                  8
                                                           -------------------------------------------------------------------
Balance at December 31, 1997 ...........................        5,021             (1,108)              (810)             4,841
                                                           -------------------------------------------------------------------
  Net income ...........................................        1,081                 --                 --              1,081
   Foreign currency translation ........................           --                 --                (36)               (36)
   Pension adjustment ..................................           --                 --                (27)               (27)
                                                                                                    -------            -------
    Other comprehensive income .........................           --                 --                (63)               (63)
                                                                                                    -------            -------
      Comprehensive income .............................                                                                 1,018
                                                                                                                       -------
  Dividends declared (per share $.51) ..................         (573)                --                 --               (573)
  Stock option and purchase plans
   (5.3 shares) ........................................           --                 --                 --                130
  Conversion of Series C ESOP
   preferred stock (.4 shares) .........................           --                  2                 --                 --
  Purchase of Gillette treasury stock
   (21.3 shares) .......................................           --             (1,066)                --             (1,066)
  Proceeds from sale of put options ....................           --                 --                 --                 56
  Contingent liability of put options ..................           --                 --                 --                130
  Earned ESOP compensation .............................           --                 --                 --                  7
                                                           -------------------------------------------------------------------
Balance at December 31, 1998 ...........................        5,529             (2,172)              (873)             4,543
                                                           -------------------------------------------------------------------
  Net income ...........................................        1,260                 --                 --              1,260
   Foreign currency translation ........................           --                 --               (205)              (205)
   Pension adjustment ..................................           --                 --                 17                 17
                                                                                                    -------            -------
    Other comprehensive income .........................           --                 --               (188)              (188)
                                                                                                    -------            -------
      Comprehensive income .............................                                                                 1,072
                                                                                                                       -------
  Dividends declared (per share $.59) ..................         (642)                --                 --               (642)
  Stock option and purchase plans
   (5.7 shares) ........................................           --                 --                 --                145
  Conversion of Series C ESOP
   preferred stock (.6 shares) .........................           --                  7                 --                 --
  Purchase of Gillette treasury stock
   (46.8 shares) .......................................           --             (2,054)                --             (2,054)
  Proceeds from sale of put options ....................           --                 --                 --                 72
  Contingent liability of put options ..................           --                 --                 --                (82)
  Earned ESOP compensation .............................           --                 --                 --                  6
                                                           -------------------------------------------------------------------
Balance at December 31, 1999 ...........................      $ 6,147            $(4,219)           $(1,061)           $ 3,060
                                                           ===================================================================
==============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 54 facilities in 20 countries. Products are distributed through wholesalers, retailers and agents in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of alkaline batteries, toothbrushes and oral care appliances, and correction products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
================================================================================

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

    At the end of 1997, the year-ends of all operating groups were harmonized, with a common calendar year-end of December 31. The results of the accounting period necessary for harmonization - in the aggregate a loss of $24 million - are reflected as a charge in the stockholders' equity section of the balance sheet. Also reflected in this section is a charge of $51 million, adjusting for seasonality of advertising.

    In the first quarter of 1997, Duracell entities outside North America changed their year-end reporting periods to coincide with those of Gillette operations, resulting in a charge of $14 million to stockholders' equity.

CASH AND CASH EQUIVALENTS
================================================================================

Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

REVENUE RECOGNITION
================================================================================

Revenue from product sales is recognized when the goods are shipped and title passes to the customer.

INVENTORIES
================================================================================

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

INTANGIBLE ASSETS
================================================================================

Goodwill is amortized on the straight-line method, generally over a period of 40 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. If the goodwill amortization cannot be fully recovered, the amount of possible goodwill impairment is analyzed based on projected discounted future operating cash flows or appraised values, depending on the nature of the asset. Other Intangible Assets are amortized on the straight-line method over a period of 10 to 40 years, predominantly 40 years.

DEPRECIATION
================================================================================

Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets.

ADVERTISING
================================================================================

Advertising costs are expensed in the year incurred. Advertising spending was $606 million in 1999, compared with $613 million in 1998 and $641 million in 1997. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

RESEARCH AND DEVELOPMENT
================================================================================

Research and development costs, included in selling, general and administrative expenses, amounted to $223 million in 1999, $209 million in 1998 and $212 million in 1997.

INCOME TAXES
================================================================================

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $2.8 billion and $3.7 billion at December 31, 1999 and 1998, respectively.

NET INCOME PER COMMON SHARE
================================================================================

Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The calculation of fully diluted net income per common share assumes conversion of preferred stock and stock options into common stock, and also adjusts net income for the effect of converting the preferred stock to common stock.

     Net income and shares used to compute net income per share, basic and assuming full dilution, are reconciled below.

(Millions)                                 1999            1998           1997
==============================================================================

Net income as reported...............    $1,260         $1,081          $1,427
Less: Preferred stock dividends......         4              4               4
                                         -------------------------------------
Net income, basic....................    $1,256         $1,077          $1,423
Effect of dilutive securities:
  Convertible preferred stock........         5              5               4
                                         -------------------------------------
Net income, assuming full dilution...    $1,261         $1,082          $1,427
                                         =====================================

Common shares, basic.................     1,089           1,117          1,118
Effect of dilutive securities:
  Convertible preferred stock........        12              12             12
  Stock options......................        10              15             18
                                         -------------------------------------
Common shares, assuming full
  dilution...........................     1,111           1,144          1,148
                                          =====================================


RECLASSIFICATION OF PRIOR YEARS
================================================================================

Prior year financial statements have been reclassified to conform to the 1999 presentations.

EFFECT OF ACCOUNTING CHANGES

In 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 will be adopted on January 1, 2001. Its impact on the consolidated financial statements is still being evaluated, but is not expected to be material.

    Also in 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The Company adopted SOP 98-5 in 1999. It did not materially affect the consolidated financial statements.

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

    An analysis of cumulative translation adjustments follows.

(Millions)                                           1999       1998       1997
===============================================================================

Balance at beginning of year .............      $  (826)      $(790)      $(522)
Translation adjustments,
  including the effect of hedging ........          (79)        (86)       (222)
Related income tax effect ................         (126)         50         (46)
                                                -------------------------------
Balance at end of year ...................      $(1,031)      $(826)      $(790)
                                                ===============================


    Included in Other charges in the Consolidated Statement of Income are net exchange losses of $35 million, $23 million and $18 million for 1999, 1998 and 1997, respectively.

SUPPLEMENTAL BALANCE SHEET INFORMATION


INVENTORIES
================================================================================
                                        December 31,                December 31,
(Millions)                                      1999                        1998
================================================================================

Raw materials and supplies..........         $  229                       $  244
Work in process.....................            192                          232
Finished goods......................          1,200                        1,119
                                             -----------------------------------
                                             $1,621                       $1,595
                                             ===================================

PROPERTY, PLANT AND EQUIPMENT
================================================================================

================================================================================

Land................................         $   68                       $   69
Buildings...........................            743                          745
Machinery and equipment.............          5,151                        4,891
                                             -----------------------------------
                                              5,962                        5,705
Less accumulated depreciation.......          2,295                        2,233
                                             -----------------------------------
                                             $3,667                       $3,472
                                             ===================================

    Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and amortized over the remaining life of the related asset. The capitalized interest is recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. During 1999, 1998 and 1997, interest cost was capitalized in the amounts of $13 million, $18 million and $10 million, respectively.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INTANGIBLE ASSETS
================================================================================
                                              December 31,          December 31,
(Millions)                                            1999                  1998
================================================================================

Goodwill ($44 not subject
  to amortization).....................             $2,052                $2,068
Other intangible assets................              1,204                 1,194
                                                    ----------------------------
                                                     3,256                 3,262
Less accumulated amortization..........                898                   814
                                                    ----------------------------
                                                    $2,358                $2,448
                                                    ============================

    Other intangible assets consists primarily of capitalized amounts related to trademarks, trade names, patents and other similar items.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
================================================================================
================================================================================

Accounts payable.......................             $  513                $  606
Advertising and sales promotion........                451                   391
Payroll and payroll taxes..............                169                   175
Other taxes............................                 98                    85
Dividends payable on
  common stock.........................                157                   141
Reorganization/realignment expense.....                139                   308
Miscellaneous..........................                631                   464
                                                    ----------------------------
                                                    $2,158                $2,170
                                                    ============================

OTHER LONG-TERM LIABILITIES
================================================================================
================================================================================

Pensions...............................             $  207                $  242
Postretirement medical.................                296                   305
Incentive plans........................                166                   183
Reorganization/realignment expense.....                 --                    38
Miscellaneous..........................                126                   130
                                                    ----------------------------
                                                    $  795                $  898
                                                    ============================

DEBT


LOANS PAYABLE
================================================================================
================================================================================

Commercial paper (6.0% and 5.4%).......             $ 2,408             $ 1,657
Payable to banks (6.3% and 3.8%).......                 132                 424
Amount reclassified as long-term
  debt.................................              (1,100)             (1,100)
                                                    ---------------------------
                                                    $ 1,440             $   981
                                                    ===========================


LONG-TERM DEBT
================================================================================
                                                December 31,        December 31,
(Millions)                                              1999                1998
================================================================================



Commercial paper.......................               $1,100              $1,100
5.00% Notes due 2006...................                  300                 300
5.75% Notes due 2005...................                  200                 200
3.25% Euro notes due 2004..............                  302                  --
1.30% Synthetic Euro obligation
  due 2003.............................                  429                  --
6.25% Notes due 2003...................                  150                 150
1.00% Synthetic Euro obligation
  due 2002.............................                  302                  --
5.75% Notes due 2001...................                  200                 200
6.00% Notes due 2000...................                  300                 300
8.03% Guaranteed ESOP notes due
  through 2000.........................                    5                  13
Other, multicurrency borrowings........                    1                   2
                                                      --------------------------
Total long-term debt...................                3,289               2,265
Less current portion...................                  358                   9
                                                      --------------------------
Long-term portion......................               $2,931              $2,256
                                                      ==========================

    The Company's commercial paper program is supported by its revolving credit facilities. The Company has a $2.0 billion revolving bank credit agreement that expires in October 2000 and a $1.1 billion revolving bank credit agreement expiring in December 2001, both of which may be used for general corporate purposes. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay an average facility fee of .039% per annum. At year-end 1999 and 1998, there were no borrowings under such agreements.

    Based on the Company's intention and ability to maintain its $1.1 billion revolving credit agreement beyond 2000, $1.1 billion of commercial paper borrowing was classified as long-term debt at December 31, 1999, and December 31, 1998.

    Aggregate maturities of total long-term debt for the five years subsequent to December 31, 1999, are $358 million in 2000, $1,364 million in 2001, $291 million in 2002, $474 million in 2003 and $302 million in 2004. Those maturities include the amortization of a portion of the synthetic Euro obligations.

    Unused lines of credit, including the revolving bank credit agreements, amounted to $3.9 billion at December 31, 1999.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are summarized below.

                                             Notional       Carrying       Fair
(Millions)                                     Amount         Amount      Value
================================================================================

DECEMBER 31, 1999
Long-term investments .................                      $   188    $   188
Long-term debt ........................                       (3,289)    (3,186)
Derivative instruments:
  Debt-related contracts ..............       $ 2,196            140         93
  Currency options ....................           119              1          1
  Equity contracts ....................            56              1          1
  Commodity contracts .................            29             --          5

DECEMBER 31, 1998
Long-term investments .................                      $   177    $   177
Long-term debt ........................                       (2,265)    (2,277)
Derivative instruments:
  Debt-related contracts ..............       $ 1,881              7         16
  Currency options ....................           111              4          4
  Equity contracts ....................            62             15         15
  Commodity contracts .................            22             --         (4)


    Notional amounts are a unit of measure specified in a derivative instrument. The carrying amounts and fair values of the debt-related contracts include interest receivables of $24 million and $26 million at December 31, 1999 and 1998, respectively. The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on rates currently offered to the Company for debt of the same remaining maturities. The estimated fair values of interest rate, foreign currency, equity and commodity contracts are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties.

    The Company uses derivative financial instruments primarily to optimize borrowing costs under its financing strategy and to a lesser extent to hedge certain foreign currency, equity-linked employee compensation and commodity exposures. These contracts hedge transactions and balances for periods consistent with their underlying exposures and do not constitute investments independent of these exposures. The Company does not hold or issue financial instruments for trading purposes.

    The Company enters into derivative contracts that effectively change the interest rate and currency of its borrowings. At December 31, 1999 and 1998, interest and currency swaps converted $1.15 billion of U.S. dollar fixed rate debt into floating rate U.S. dollar obligations of $800 million and $800 million, and floating rate Euro obligations of $282 million and $328 million, respectively. The terms of the swaps match the terms of the underlying debt. The floating interest rate payments under these swaps are based on three-month
LIBOR rates. In addition, at December 31, 1999 and 1998, forward contracts converted $1,046 million and $731 million, respectively, of U.S. dollar commercial paper to principally Euro borrowings of $998 million and $786 million, respectively. In 2000, $1,033 million of forwards mature and in 2001, $13 million mature. Interest to be paid or received on these contracts currently adjusts interest expense.

    The currency swaps and forwards are designated as hedges, and effectively hedge the Company's net investment in foreign subsidiaries. Resulting currency gains and losses on these contracts are reported as foreign currency translation adjustments in accumulated other comprehensive income. The Company's total debt after the effects of the associated contracts, which were receivables of $116 million at December 31, 1999, and payables of $33 million at December 31, 1998, follows.


                                              1999                  1998
                                        ----------------     ------------------
(Millions)                              Amount      Rate     Amount        Rate
===============================================================================

U.S. dollar floating rate ........      $2,203       6.0%    $1,786         5.2%
U.S. dollar fixed rate ...........           5       8.0         13         8.0
Euro floating rate ...............       1,127       3.9      1,316         3.3
Euro fixed rate ..................       1,033       1.8         --          --
Other floating rate ..............         245       3.1        164         2.6
                                        ----------------     ------------------
                                        $4,613       4.4%    $3,279         4.3%
                                        ================     ==================

    The Company purchases foreign currency put options to assist in protecting its U.S. dollar earnings. The initial amounts paid are reflected in other current assets. Changes in fair values of outstanding contracts are reflected in profit from operations. The option outstanding at December 31, 1999, is denominated in Yen and expires in December 2000. The option outstanding at December 31, 1998, was denominated in Yen and expired unexercised in 1999.

    The Company has also fixed the cost of certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts that mature in 2000, 2002 and 2003. Outstanding contracts are stated at fair value. Changes in fair value are reflected in profit from operations and offset changes in the value of the underlying liabilities.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    In addition, the Company enters into commodity swaps to fix the price of a portion of certain raw materials used in the manufacturing process. The maturity of the contracts highly correlates to the actual purchases of the commodity, and contract values are reflected in the cost of the commodity as it is actually purchased. The commodity swaps as of year-end 1999 mature through December 2000.

    The equity put options associated with the share repurchase program are described separately in the Share Repurchase Program note.

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

    With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. Any possible bad debt loss has been provided for in the allowance for doubtful accounts.

COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $72 million in 2000, $56 million in 2001, $48 million in 2002, $42 million in 2003, $34 million in 2004 and $37 million for years thereafter. Rental expense amounted to $100 million in 1999, $103 million in 1998 and $93 million in 1997.

    The Company is subject to legal proceedings and claims arising out of its business that cover a wide range of matters, including antitrust and trade regulation, contracts, advertising, environmental issues, product liability, patent and trademark matters and taxes.

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

    Also during 1998, the Company acquired two businesses in the Duracell segment, in South Korea and India, for an aggregate purchase price of $100 million. These two acquisitions have been accounted for by the purchase method of accounting. Their results of operations since acquisition, which have been included in the Company's consolidated financial statements, have not materially affected the consolidated financial position, results of operations or liquidity of the Company.

REORGANIZATION AND REALIGNMENT

On September 28, 1998, the Company announced a reorganization to realign its worldwide operations. In connection with the reorganization and realignment, and in accordance with EITF issue 94-3 and SFAS 121, the Company recorded in the third quarter of 1998 a charge to operating expenses of $535 million ($347 million after taxes, or $.30 in net income per common share, fully diluted). There have been no material modifications to the scope of the original plan. The program will be substantially complete at the end of the first quarter of 2000. Spending levels for specific program activities have varied from original estimates. Estimated spending has decreased for severance payments and increased for distributor buyout costs, as shown in the table below. Total program spending, however, is expected to remain unchanged from the initial provision of $535 million. Employee-related expenses for severance payments and other benefits, which were not treated separately at the program's inception, have been reclassified in the initial provision.

    Details of the reorganization and realignment charge follow. The other benefits portion of employee-related expenses, shown below, includes fringe benefits, outplacement fees and special termination benefits related to pensions.

                                                     Utilized
                                        Initial    ------------  Other
(Millions)                            Provision    1998    1999 Changes  Balance
================================================================================

Employee-related expenses
  Severance payments ..................    $265    $ 12    $129    $(16)    $108
  Other benefits ......................     120      39      60      --       21
Asset impairments
  Property, plant and equipment .......     122     122      --      --       --
  Other assets ........................      13      13      --      --       --
Distributor buyout
    costs .............................      15       3      18      16       10
                                           -------------------------------------
Total .................................    $535    $189    $207    $ --     $139
                                           =====================================

    The effect of suspending depreciation for impaired assets was $9 million in 1999 and $3 million in 1998.


    In accordance with EITF issue 94-3, certain expenses related to the program, primarily employee and equipment

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


relocation, were not provided for in the reorganization and realignment reserve. Those expenses, which are therefore recognized as incurred, amounted to $61 million in 1999. In addition, a gain of $22 million on the sale of land and a building was recognized in 1999. Both the expenses and the gain are included in selling, general and administrative expenses.

INCOME TAXES

Deferred taxes result from the different treatments accorded financial statement accounting and tax accounting, known as temporary differences. The Company records the tax effect of these temporary differences as deferred tax assets, which generally may be used as a tax deduction or credit in future periods, and as deferred tax liabilities, for which the Company receives a tax deduction that is not as yet recorded in the income statement.

    Income before income taxes and income tax expense are summarized below.

(Millions)                                      1999          1998          1997
================================================================================

Income before income taxes
  United States .......................       $1,127       $ 1,026        $1,119
  Foreign .............................          803           643         1,102
                                              ----------------------------------
Total income before
  income taxes ........................       $1,930       $ 1,669        $2,221
                                              ==================================
Current tax expense
  Federal .............................       $  183       $   340        $  247
  Foreign .............................          246           330           311
  State ...............................           22            58            59
Deferred tax expense
  Federal .............................          135           (56)           77
  Foreign .............................           83           (76)           87
  State ...............................            1            (8)           13
                                              ----------------------------------
Total income tax expense ..............       $  670       $   588        $  794
                                              ==================================


    A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.

                                                    1999        1998       1997
================================================================================

Statutory Federal tax rate .................        35.0%       35.0%      35.0%
Goodwill amortization ......................          .3          .3         .3
Rate differential on
  foreign income ...........................         2.0         1.6         .4
Effect of foreign currency
  translation ..............................          .5          .2         .1
State taxes (net of
  Federal tax benefits) ....................          .8         1.9        2.1
Benefit of foreign tax credits .............        (3.5)       (3.3)      (3.9)
Other differences ..........................         (.3)        (.4)       1.8
                                                    ---------------------------
Effective tax rate .........................        34.8%       35.3%      35.8%
                                                    ===========================

     The components of deferred tax assets and deferred tax liabilities are shown below.


                                        1999                     1998
                               -----------------------   ---------------------
                               Deferred       Deferred   Deferred     Deferred
                                    Tax            Tax        Tax          Tax
(Millions)                       Assets    Liabilities     Assets  Liabilities
==============================================================================

CURRENT
Advertising and sales
    promotion ................     $ 19          $  --       $ 23        $ --
  Benefit plans ..............       52             --         81          --
  Merger-related costs and
    certain realignment
    programs .................       67             --        161          --
  Miscellaneous reserves
    and accruals .............       62             --         81          --
  Operating loss and credit
    carryforwards ............       14             --         11          --
  Other ......................      103             --        160          --
                                   -------------------       ----------------
  Total current ..............      317          $  --       $ --         517
                                   -------------------       ----------------
  Net current ................     $317                      $517
                                   ====                      ====

NONCURRENT
  Benefit plans ..............     $111          $  --       $180        $ --
  Intangibles ................       --            195         --         210
  Merger-related costs and
    certain realignment
    programs .................       --             --         13          --
  Operating loss and credit
    carryforwards ............       51             --         31          --
  Property, plant and
    equipment ................       --            326         --         385
  Other ......................       --             45         --          11
                                   -------------------       ----------------
  Total noncurrent ...........      162            566        224         606
                                   -------------------       ----------------
  Valuation allowance ........     $(19)                    $ (29)
                                   ====                      ====

  Net noncurrent .............                    $423                   $411
                                                  ====                   ====
TOTAL
  Net deferred tax
    assets/liabilities .......                    $106      $106
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

                                                                      Pension Benefits                    Other Retiree Benefits
                                                            --------------------------------         ------------------------------
(Millions)                                                  1999          1998          1997         1999         1998         1997
===================================================================================================================================

COMPONENTS OF NET BENEFIT EXPENSE:
  Service cost-benefits earned ....................        $  69         $  67         $  64          $ 6          $ 6          $ 5
  Interest cost on benefit obligation .............          116           123           115           16           17           17
  Estimated return on assets ......................         (166)         (157)         (118)          (4)          (3)          (2)
  Net amortization ................................           13             6             6           (7)          (7)          (8)
  Plan curtailments and other .....................           (7)           --            --           --           --           --
                                                           ---------------------------------          -----------------------------
                                                              25            39            67           11           13           12
  Defined contribution plans ......................            6             2             4           --           --           --
  Other foreign defined benefit plans .............            9            10             8           --           --           --
                                                           ---------------------------------          -----------------------------
Total benefit expense .............................        $  40         $  51         $  79          $11          $13          $12
                                                           =================================          =============================



The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet at December 31 follow.

                                                                     Pension Benefits          Other Retiree Benefits
                                                                    -------------------        ----------------------
(Millions)                                                          1999           1998         1999             1998
 ====================================================================================================================
CHANGE IN BENEFIT OBLIGATION:
 Balance at beginning of year .................................   $2,022         $1,790        $ 240            $ 248
 Benefit payments .............................................      (97)          (105)         (15)             (14)
 Service and interest costs ...................................      185            191           22               23
 Amendments ...................................................        5             48           21                1
 Actuarial (gains) losses .....................................       16             88           (1)             (16)
 Plan settlements and other items .............................      (99)            --           --               --
 Currency translation adjustment ..............................      (76)            10           (6)              (2)
                                                                  ---------------------        ----------------------
 Balance at end of year .......................................    1,956          2,022          261              240

CHANGE IN FAIR VALUE OF PLAN ASSETS:
 Balance at beginning of year .................................    1,957          1,540           36               33
 Actual return on plan assets .................................      275            204            5                6
 Employer contribution ........................................       39            299           --               (3)
 Benefit payments .............................................      (78)           (86)          --               --
 Plan settlements .............................................      (91)            --           --               --
 Currency translation adjustment ..............................      (50)            --           --               --
                                                                  ---------------------        ----------------------
 Balance at end of year .......................................    2,052          1,957           41               36
Plan assets greater (less) than benefit obligation ............       96            (65)        (220)            (204)
Unrecognized prior service cost and transition obligation .....       50             57           19               (1)
Unrecognized net loss (gain) ..................................      (56)            54          (95)            (100)
Minimum liability adjustment included in:
 Intangible assets ............................................      (13)           (17)          --               --
 Stockholders' equity .........................................      (30)           (47)          --               --
                                                                  ---------------------        ----------------------
Net prepaid (accrued) benefit cost included in consolidated
balance sheet .................................................   $   47         $  (18)       $(296)           $(305)
                                                                  =====================        ======================

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The values at December 31 for pension plans with accumulated benefit obligations in excess of plan assets follow.

(Millions)                                   1999       1998
============================================================

Projected benefit obligation................ $516       $570
Accumulated benefit obligation..............  453        506
Fair value of plan assets...................  283        304

     The weighted average assumptions used in determining related obligations of pension benefit plans are shown below.

(Percent)                                        1999          1998         1997
================================================================================

Discount rate...................................  6.8           6.3          7.1
Long-term rate of return on assets..............  9.1           8.6          9.3
Rate of compensation increases..................  4.7           3.9          4.9

     The weighted average assumptions used in determining related obligations of other retiree benefit plans are shown below.

(Percent)                                         1999         1998         1997
================================================================================

Discount rate...................................   7.5         6.5           7.0
Long-term rate of return on assets..............  10.0         9.0           9.0


     The assumed health care cost trend rate for 2000 is 6.0%, decreasing to 5.0% in 2001. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 13%, and interest and service cost by 18%. A one percentage point decrease in the trend rate would have decreased the accumulated postretirement benefit obligation by 10%, and interest and service cost by 14%.

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

     Each share of Series C stock is entitled to vote as if it were converted to common stock and is convertible into 80 common shares at $7.536 per share. At December 31, 1999, 141,254 Series C shares were outstanding, of which 135,500 shares were allocated to employees and the remaining shares were held in the ESOP trust for future allocations. The Series C shares are equivalent to 11,300,290 shares of common stock, about 1.1% of the Company's outstanding voting stock.

     The Series C stock is redeemable upon the occurrence of certain change in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than the purchase price plus accrued dividends. The Company has the option and the intention to redeem Series C stock solely in common stock.

     The ESOP purchased the Series C shares with borrowed funds guaranteed by the Company. Gillette contributions to the ESOP, and the dividends paid on the Series C shares, are used to pay loan principal and interest semiannually over a 10-year period.

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

     Plan costs and activity follow.

(Millions)                                        1999      1998    1997
========================================================================

Compensation expense...........................    $-        $ 2    $ 3
Cash contributions and dividends paid..........     9         10     11
Principal payments.............................     8          9      9
Interest payments..............................     1          1      2

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK COMPENSATION PLANS AND CAPITAL STOCK

At December 31, 1999, the Company had stock-based compensation plans described below that include the pre-merger plans of Duracell.


STOCK OPTION PLANS

================================================================================
Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Outstanding options have seven- to 10-year terms.

    Options granted prior to April 17, 1997, are exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. For options granted after April 16, 1997, one-third of the options become vested on each of the first three anniversaries of the stock option award date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options) and the granting of incentive stock options.

    The Company applied APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS 123, net income would have been reduced by $146 million in 1999, $100 million in 1998 and $88 million in 1997. The impact of this charge on net income per common share, both basic and assuming full dilution, would have been $.13, $.09 and $.08 in 1999, 1998 and 1997, respectively. The weighted average fair value of options granted was $14.64 in 1999, $14.12 in 1998 and $12.92 in 1997. The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1999, 1998 and 1997.

                                         1999              1998             1997
================================================================================

Risk-free interest rates..........       6.1%              5.7%             6.6%
Expected option lives.............  4.7 years         4.5 years        4.6 years
Expected volatilities.............      30.4%             19.2%            19.2%
Expected dividend yields..........       1.3%               .9%              .9%

    A summary of the status of the Company's stock option plans at December 31, 1999, 1998 and 1997, follows.

                                                                        Weighted
                                                                         Average
                                                         Options        Exercise
                                                     (Thousands)           Price
================================================================================

Outstanding at December 31, 1996 ...............          38,536          $18.71
Granted ........................................          10,586           47.15
Exercised ......................................         (10,094)          15.59
Cancelled ......................................            (200)          37.49
                                                         -----------------------
Outstanding at December 31, 1997 ...............          38,828          $27.18
Granted ........................................          10,984           56.29
Exercised ......................................          (5,635)          17.53
Cancelled ......................................            (518)          48.59
                                                         -----------------------
Outstanding at December 31, 1998 ...............          43,659          $35.49
Granted ........................................          15,322           45.19
Exercised ......................................          (5,745)          18.94
Cancelled ......................................          (1,280)          51.52
                                                         -----------------------
Outstanding at December 31, 1999 ...............          51,956          $39.79
                                                         =======================

    The number of outstanding options that were exercisable at year-end 1999, 1998 and 1997 were 26,962 thousand, 26,321 thousand and 28,334 thousand, respectively.

    The following table summarizes information about fixed stock options outstanding at December 31, 1999.


                                   Outstanding                                         Exercisable
                    ------------------------------------------------          --------------------------
                                           Weighted
                                            Average
                                          Remaining         Weighted                            Weighted
Range of                                   Years of          Average                             Average
Exercise                 Options        Contractual         Exercise              Options       Exercise
Prices               (Thousands)               Life            Price          (Thousands)          Price
====================================================================          ==========================
 $ 4-14                   3,317                 2.6           $10.88                3,317         $10.88
  16-21                   7,754                 5.0            19.40                7,754          19.40
  21-30                   6,079                 6.3            29.11                6,079          29.11
  35-48                  24,467                 8.8            45.87                6,429          46.97
  50-60                  10,339                 8.5            56.25                3,383          56.35
                         -------------------------------------------               ---------------------
 $ 4-60                  51,956                 7.5           $39.79               26,962         $31.75
                         ===========================================               =====================


STOCK EQUIVALENT UNIT PLAN
================================================================================

Eligible Gillette employees participate in the Stock Equivalent Unit Plan, which provides for awards of basic stock units to key employees. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year. Plan expense amounted to $10 million in 1999, $9 million in 1998 and $21 million in 1997.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SHARE REPURCHASE PROGRAM
================================================================================

On September 18, 1997, the Company's Board of Directors authorized a share repurchase program to buy up to 50 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. This repurchase was completed in July 1999. On June 17, 1999, the Company's Board of Directors authorized an expansion of the share repurchase program from 50 million to 75 million shares, with a subsequent expansion on October 21, 1999, from 75 million to 100 million shares.

     In 1999, the Company repurchased 47 million shares in the open market for $2,054 million. From the inception of the program through December 31, 1999, the Company repurchased 69 million shares in the open market for $3,173 million. The Company plans to purchase the remaining authorized shares over the next 12 to 15 months in the open market or in privately negotiated transactions, depending on market conditions and other factors.

     In 1999, the Company continued to sell equity put options as an enhancement to its ongoing share repurchase program and earned $72 million in premiums. These options provide the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expire "in the money" (the option strike price is greater than the closing price for Gillette common stock on the expiration date). In addition, the premiums received are a source of funding for share purchases. The options are exercisable only on the last day of their term. The Company, at its discretion, may elect to settle by paying net cash or by purchasing the shares. To date, the Company has purchased shares upon settlement and intends to continue this practice.

     The option prices were based on the market value of the Company's stock at the date of issuance. The redemption value of the outstanding options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying consolidated balance sheet as "Contingent Redemption Value of Common Stock Put Options." At December 31, 1999 and 1998, no "in the money" obligations existed on outstanding options.

PREFERRED STOCK PURCHASE RIGHTS
================================================================================

At December 31, 1999, the Company had 538 million preferred stock purchase rights outstanding as follows: one-half right for each share of common stock outstanding and a total of 6 million rights for the outstanding Series C preferred stock. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

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

     At December 31, 1999, there were authorized 5,000,000 shares of preferred stock without par value, of which 141,254 Series C shares were issued and outstanding and 400,000 Series A shares were reserved for issuance upon exercise of the rights.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


OPERATING SEGMENTS AND RELATED INFORMATION

The following table presents certain operating segment information.

(Millions)                                  Blades &                    Duracell
1999                                          Razors    Toiletries      Products
================================================================================

Net sales ............................        $3,167        $1,062        $2,726
Profit from operations ...............         1,206            85           606
Identifiable assets ..................         3,532           696         3,310
Capital expenditures .................           459            85           145
Depreciation .........................           186            29            56

1998
--------------------------------------------------------------------------------
Net sales ............................        $3,028        $1,214        $2,576
Profit from operations ...............         1,153            54           597
Identifiable assets ..................         3,378           771         3,288
Capital expenditures .................           453            69           144
Depreciation .........................           167            27            51

1997
--------------------------------------------------------------------------------
Net sales ............................        $2,881        $1,410        $2,478
Profit from operations ...............         1,186           124           526
Identifiable assets ..................         3,006         1,004         3,138
Capital expenditures .................           423            88           165
Depreciation .........................           111            37            58
================================================================================


(Millions)                       Oral-B     Braun Stationery     All
1999                           Products  Products   Products   Other       Total
================================================================================

Net sales .....................    $616    $1,583    $  743     $ --     $ 9,897
Profit from operations ........      77       154        18      (41)      2,105
Identifiable assets ...........     663     1,602     1,214      769      11,786
Capital expenditures ..........      40       130        43       30         932
Depreciation ..................      23        83        21       22         420

1998
--------------------------------------------------------------------------------
Net sales .....................    $642    $1,740    $  856     $ --     $10,056
Profit from operations ........     101       291       108     (515)      1,789
Identifiable assets ...........     680     1,679     1,330      776      11,902
Capital expenditures ..........      62       135        48       89       1,000
Depreciation ..................      18        73        24       13         373

1997
--------------------------------------------------------------------------------
Net sales .....................    $624    $1,744    $  924     $  1     $10,062
Profit from operations ........      85       304       156      (57)      2,324
Identifiable assets ...........     622     1,544     1,299      251      10,864
Capital expenditures ..........      45       126        40       86         973
Depreciation ..................      17        77        23        7         330
================================================================================


Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-makers. Each segment contains closely related products that are unique to the particular segment.

    The Blades & Razors segment consists of blades and razors. The Toiletries segment includes deodorants/ antiperspirants, shave preparations, after-shaves and hair care products. The Duracell Products segment consists of consumer batteries. The Oral-B Products segment primarily comprises toothbrushes and interdental products. Included in the Braun Products segment are electric shavers and hair epilators, as well as oral care, household, hair care and personal diagnostic appliances. The Stationery Products segment consists of writing instruments and correction products.

    Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes.

    Nonoperating charges/income consists principally of net interest expense and the effect of exchange.

    In calculating profit from operations for individual operating segments, substantial administrative expenses incurred at the operating level that are common to more than one segment are allocated on a net sales basis. Certain headquarters expenses of an operational nature also are allocated to segments.

    All intercompany transactions, primarily merchandise transfers, have been eliminated, and intersegment revenues are not significant.

    The $535 million charge to profit from operations in 1998 for reorganization and realignment expenses is not assigned to the operating segments in the accompanying table, since the elements of the charge are managed separately from the segments.

    Had the Company allocated the charge by segment, the amounts would have been as follows: Blades & Razors, $117 million; Toiletries, $47 million; Duracell Products, $128 million; Oral-B Products, $68 million; Braun Products, $69 million; Stationery Products, $95 million; and All Other, $11 million.

    The All Other column includes items not allocated to operating segments. Profit from operations includes the $535 million charge for reorganization and realignment expenses in 1998 and all unallocated income/expense items, including corporate headquarters expenses. Identifiable assets includes deferred income tax assets, nonqualified benefit trusts, construction-in-progress costs related to Corporate Information Technology initiatives and other financial instruments managed by the Corporate Treasury Department. Capital expenditures is primarily related to Corporate Information Technology initiatives.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net sales by geographic area follow.

(Millions)                                  1999            1998            1997
================================================================================
Foreign ........................          $5,944         $ 6,241         $ 6,380
United States ..................           3,953           3,815           3,682
                                          --------------------------------------
                                          $9,897         $10,056         $10,062
                                          ======================================

Long-lived assets at December 31 follow.

(Millions)                                  1999            1998            1997
================================================================================
Germany ........................          $  656          $  575          $  438
Other Foreign ..................           1,278           1,261           1,202
                                          --------------------------------------
Total Foreign ..................           1,934           1,836           1,640
United States ..................           1,733           1,636           1,464
                                          --------------------------------------
                                          $3,667          $3,472          $3,104
                                          ======================================


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                           Three Months Ended
(Millions, except per share amounts)                      ---------------------------------------------------
1999                                                      March 31      June 30      September 30  December 31    Total Year
============================================================================================================================
Net sales ................................................  $1,939       $2,414            $2,509       $3,035       $ 9,897
Gross profit .............................................   1,246        1,502             1,563        1,875         6,186
Profit from operations ...................................     447          492               590          576         2,105
Income before income taxes ...............................     412          459               541          518         1,930
Net income ...............................................     269          300               352          339         1,260
Net income per common share, basic (a) ...................     .24          .27               .33          .32          1.15
Net income per common share, assuming full dilution ......     .24          .26               .32          .32          1.14
Dividends declared per common share ......................      --          .14 3/4           .14 3/4      .29 1/2       .59
Stock price range: (composite basis)
 High ....................................................   64.38        60.19             48.38        45.44         64.38
 Low .....................................................   44.75        40.50             33.06        33.88         33.06

1998 (b)
============================================================================================================================
Net sales ................................................  $2,025       $2,325            $2,531       $3,175       $10,056
Gross profit .............................................   1,242        1,443             1,557        1,961         6,203
Profit from operations ...................................     434          595                40          720         1,789
Income before income taxes ...............................     414          575                 9          671         1,669
Net income ...............................................     268          372                 6          435         1,081
Net income per common share, basic .......................     .24          .33                --          .39           .96
Net income per common share, assuming full dilution ......     .23          .33                --          .39           .95
Dividends declared per common share ......................      --          .12 3/4           .12 3/4      .25 1/2       .51
Stock price range: (composite basis)
 High ....................................................   61.09        62.66             62.56        49.38         62.66
 Low .....................................................   48.59        54.75             35.31        37.06         35.31

============================================================================================================================

(a) Earnings per common share are computed independently for each of the quarters presented and, therefore, do not add up to the total for the year.

(b) In the third quarter of 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $535 million, net income by $347 million, basic net income per share by $.31 and net income per share, assuming full dilution, by $.30.

THE GILLETTE COMPANY AND SUBSIDIARY COMPANIES
HISTORICAL FINANCIAL SUMMARY


HISTORICAL FINANCIAL SUMMARY

(Millions, except per share amounts and employees)

                                                                         1999       1998(a)    1997       1996(b)    1995       1994
====================================================================================================================================
SUMMARY OF OPERATIONS
Net Sales .......................................................     $ 9,897     10,056     10,062      9,698      8,834      7,935
Profit from Operations ..........................................     $ 2,105      1,789      2,324      1,636      1,799      1,615
Income before Income Taxes ......................................     $ 1,930      1,669      2,221      1,525      1,700      1,458
Net Income ......................................................     $ 1,260      1,081      1,427        949      1,069        919
Average Common Shares Outstanding
  Basic .........................................................       1,089      1,117      1,118      1,107      1,100      1,096
  Assuming Full Dilution ........................................       1,111      1,144      1,148      1,140      1,129      1,121

PER COMMON SHARE DATA Net Income per Common Share:
  Basic .........................................................     $  1.15        .96       1.27        .85        .97        .83
  Assuming Full Dilution ........................................     $  1.14        .95       1.24        .83        .95        .82
Dividends Declared per Common Share:
  Gillette ......................................................     $   .59        .51        .43        .36        .30        .25
  Duracell ......................................................                                       $  .58        .52        .44
Stock Price, December 31 ........................................     $ 41.19      47.81      50.22      38.88      26.06      18.72

BALANCE SHEET
Net Property, Plant and Equipment ...............................     $ 3,667      3,472      3,104      2,586      2,053      1,750
Total Assets ....................................................     $11,786     11,902     10,864     10,415      8,918      7,766
Long-Term Debt ..................................................     $ 2,931      2,256      1,476      1,490      1,048      1,073
Stockholders' Equity ............................................     $ 3,060      4,543      4,841      4,471      3,879      3,257

OTHER INFORMATION
Net Interest Expense ............................................     $   129         86         69         67         73         68
Depreciation and Amortization ...................................     $   500        459        422        381        343        303
Capital Expenditures ............................................     $   932      1,000        973        830        593        498
Employees .......................................................      39,800     43,100     44,000     44,100     41,900     40,700

====================================================================================================================================

Per common share amounts, shares outstanding and stock prices have been restated to reflect two-for-one stock splits in 1998 and 1995.

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