Form 10-K, Exhibit 13
period 2000-12-31
GILLETTE CO
filed 2001-03-15
CIK 41499

Management's Discussion and Analysis of Financial Condition and Results of Operations
The Gillette Company and Subsidiary Companies

RESULTS OF OPERATIONS

Discontinued Operations

Effective June 30, 2000, the Company decided to sell the Stationery Products business. As a result, this business is accounted for as a discontinued operation in the financial statements. The sale of the business to Newell Rubbermaid Inc. was finalized on December 29, 2000. The after-tax loss on the disposal of the business was $428 million, and the after-tax loss from discontinued operations, up to the measurement date of June 30, 2000, was $1 million. The loss on the disposal of the business includes a charge for direct transaction costs, employee severance, assets not transferable and disposed of and for other employee benefits, including fringe benefits, outplacement fees and special termination benefits related to pensions. Additional details are provided in the Notes to Consolidated Financial Statements.

Net Sales

Net sales from continuing operations in 2000 were $9.30 billion, 2% above those of 1999. Excluding the adverse effects of exchange, 5%, and the divestiture of the White Rain hair care line, 1%, sales climbed 8%. The 8% sales growth was attributable to favorable volume/mix of 6% and pricing of 2%, as increased marketing support contributed to good volume growth across all categories, except Duracell. Net sales in 1999 were $9.15 billion, essentially even with those of 1998. Pricing contributed 3% and volume/mix 1%, favorable factors that were offset by 4% unfavorable exchange. Excluding the adverse effects of exchange and the 1998 divestiture of Jafra Cosmetics International, sales rose 5%.

An analysis of sales by business segment for continuing operations follows.

                                      (Millions)           % Increase/(Decrease)
                              --------------------------   ---------------------
                                2000      1999      1998     00/99      99/98
--------------------------------------------------------------------------------
Blades & Razors               $3,407    $3,167    $3,028         8          5
Toiletries                       978     1,062     1,214        (8)       (13)
Duracell Products              2,577     2,726     2,576        (5)         6
Oral-B Products                  676       616       642        10         (4)
Braun Products                 1,657     1,583     1,740         5         (9)
                              --------------------------------------------------
                              $9,295    $9,154    $9,200         2         --
                              ==================================================

See Notes to Consolidated Financial Statements for segment data.

Sales of blades and razors were 8% higher than those of the prior year, due primarily to strong sales of the Mach3 shaving system in North America, Europe and Latin America. In Europe, sales were aided by a 39% increase in Mach3 cartridge shipments. Sales in Latin America were boosted by the successful launch of the Mach3 system in Brazil. In 1999, blade and razor sales were 5% above those of a year earlier, buoyed by the Mach3 shaving system, which was launched in all major markets, except Brazil, by year-end 1999. Sales in North America, reflecting the steady growth of the Mach3 system, were 14% above those of 1998. The Company's trade inventory reduction initiative contributed to lower sales in Europe and Latin America.

      Toiletries sales were 8% below those of the prior year, due primarily to the divestiture of the White Rain brand in April 2000. Sales of pre- and post-shave products were 6% above those of the year before. In 1999, toiletries sales were 13% below those of the previous year, due in part to the divestiture of the Jafra business in April 1998. Excluding Jafra, toiletries sales declined 7%.

      Sales of Duracell products declined 5%, as a 37% increase in sales of Duracell Ultra batteries was more than offset by lower sales of both Copper & Black and non-Duracell branded batteries. Contributing to the lower sales were increased competition faced by the Copper & Black brand in North America, depreciation of the Euro and lower overall battery sales in Korea, as well as low-priced alkaline competition in China. In 1999, sales of Duracell products rose 6%, led by a 15% sales gain in North America that reflected improved volume/mix in a period of heightened consumer activity due to Year 2000 concerns. Higher volume in the AMEE region and better mix in the Asia-Pacific region also contributed to the increase in Duracell sales in 1999.

      Sales of Oral-B products were 10% above those of 1999. Sales growth, which was achieved in all geographies except Europe, was paced by Latin America, where economic conditions improved and the rollout of the premium CrossAction toothbrush to the region's largest markets was completed. In North America, sales growth also reflected new product activity, including the third-quarter launch of the Oral-B Advantage Plus toothbrush. In 1999, sales of Oral-B products were 4% below those of a year earlier. Gains in North America, driven by the success of the CrossAction toothbrush, were more than offset by shortfalls in Latin America that resulted from the region's economic weakness.

      Braun sales rose 5% from those of 1999. Aided by broad-based advertising support for core product categories, sales increases were achieved across all geographies except Europe, where sales were restrained by the depreciation of the Euro. Sales of the Braun Syncro electric shaver drove growth in Germany and Japan, while improving economic conditions and increased distribution led to strong advances in the AMEE region and Latin America. Sales in 1999 were 9% below those of the year before, due to economic softness in Europe and lower sales in North America.

Gross Profit

Gross profit from continuing operations was $5.91 billion in 2000, $5.76 billion in 1999 and $5.70 billion in 1998. As a percent of sales, gross profit was 63.6% in 2000, compared with 62.9% in 1999 and 62.0% in 1998. Margin improvement in both years was due to several factors: favorable sales mix; continued manufacturing efficiencies; and the benefit to our product cost structure of savings from the 1998 reorganization and realignment program.

Selling, General and Administrative Expenses

Selling, general and administrative expenses from continuing operations amounted to 41.2% of sales, compared with 40.1% and 37.9% in 1999 and 1998, respectively. In absolute terms, these expenses increased 4% in 2000 and 5% in 1999. In 2000, $608 million was spent on advertising, including sampling, and $1,268 million on sales promotion, for a total of $1,876 million, an increase of 12% over the 1999 spending level. This spending compares with 1999 amounts of $580 million, $1,087 million and $1,667 million, respectively. In 1998, these amounts were $593 million, $1,055 million and $1,648 million, respectively. The spending in 2000 represented 20.2% of sales, compared with 18.2% and 17.9% in 1999 and 1998, respectively. Other operating expenses declined 3% in 2000, reflecting a full year of benefits from the reorganization and realignment program, and increased 9% in 1999.

Profit from Operations

Profit from continuing operations was $1.51 billion in 2000, compared with $2.09 billion in 1999 and $1.78 billion in 1998. Profit from operations in 2000 was $2.08 billion before a restructuring and asset impairment charge of $572 million. Profit from operations in 1998 was $2.22 billion before a reorganization and realignment charge of $440 million. Profit from operations in 2000 represented 22.4% of sales, compared with 22.8% in 1999 and 24.1% in 1998, excluding the restructuring and asset impairment charge in 2000 and the reorganization and realignment charge in 1998. Operating profits in 2000 were almost even with those of 1999, as improved gross profit margin and cost savings from other operating expenses were offset by significant increases in marketing expenses. The decrease in operating profits in 1999 was due to a $30 million increase in marketing support and a $14 million increase in research and development for new product programs. Further, the Company incurred $61 million of incremental expenses related to the reorganization and realignment program, primarily for equipment and employee relocation and training. These expenses were not included as part of the original reserve, due to the requirements of the accounting standards. In addition, a gain of $22 million on the sale of land and a building was recognized in 1999.

      In the following table, the 2000 restructuring and asset impairment charge and the 1998 reorganization and realignment charge are included in Corporate/Other.

An analysis of operating profit by business segment for continuing operations follows.

                                      (Millions)           % Increase/(Decrease)
                              --------------------------   ---------------------
                                2000      1999      1998     00/99     99/98
--------------------------------------------------------------------------------
Blades & Razors               $1,340    $1,206    $1,153        11         5
Toiletries                        76        85        54       (11)       57
Duracell Products                439       606       597       (28)        2
Oral-B Products                   75        77       101        (3)      (24)
Braun Products                   218       154       291        41       (47)
                              --------------------------------------------------
                              $2,148    $2,128    $2,196         1        (3)
                              --------------------------------------------------
Corporate/Other                 (636)      (41)     (420)
                              --------------------------
                              $1,512    $2,087    $1,776
                              ==========================

See Notes to Consolidated Financial Statements for segment data.

Blade and razor profits were 11% higher in 2000, due primarily to the sales growth of the Mach3 shaving system in North America, Europe and Latin America. Blade and razor profits were 5% higher in 1999, due to the sales growth of the Mach3 shaving system.

      Toiletries profits were 11% below those of the prior year, in line with lower sales. Toiletries profits in 1999 were 57% above those of the previous year, due to unmatched new product launch expenses in 1998.

      Duracell profit from operations was 28% below that of the year before, reflecting both lower sales and increased marketing spending and related strategic actions in North America designed to regain market share, restore growth momentum and increase profitability. In 1999, Duracell reported profits 2% above those of the previous year, reflecting higher marketing expenses behind the geographic rollout of Duracell Ultra batteries and increased promotional support in North America.

      Oral-B profit from operations was 3% below that of 1999, due primarily to higher marketing expenses to support new product launches. In 1999, Oral-B profits declined 24%, due to marketing expenses supporting the CrossAction toothbrush launch in North America and Europe.

      Braun profit from operations was 41% above that of 1999, reflecting sales growth, improved mix and lower overhead expenses. Braun profits were $154 million in 1999, compared with $291 million in 1998, primarily the result of lower revenue to cover fixed costs.

Nonoperating Charges/Income

Net interest expense amounted to $218 million in 2000, $129 million in 1999 and $86 million in 1998. Net interest expense rose in 2000, reflecting increased borrowings to fund the share repurchase program and higher interest rates. Net interest expense rose in 1999, due to higher borrowings to fund the Company's share repurchase program. A net exchange gain of $8 million in 2000, which compared with 1999 and 1998 losses of $35 million and $23 million, respectively, was due primarily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations of net foreign investments in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 30. In 2000, the unfavorable translation adjustment was $249 million, compared with $205 million in 1999 and $36 million in 1998, reflecting significant exchange rate movements.

Taxes and Income From Continuing Operations

The effective tax rate was 36.3% in 2000, compared with rates of 34.8% in 1999 and 35.3% in 1998. The effective tax rate increased in 2000, due to the nondeductibility of certain asset impairment charges. Excluding the impact of these nondeductible charges, the tax rate declined to 32.8%. The decrease was primarily attributable to the reduction of the tax rate in Germany and the Company's tax management strategies.

      Income from continuing operations was $821 million in 2000, compared with $1,248 million in 1999 and $1,073 million in 1998. Fully diluted net income per common share from continuing operations was $.77 in 2000, compared with $1.13 and $.94 in 1999 and 1998, respectively.

      Excluding the charges in 2000 for restructuring and asset impairment and in 1998 for reorganization and realignment, income from continuing operations was $1,251 million in 2000, compared with $1,248 million in 1999 and $1,358 million in 1998. Fully diluted net income per common share from continuing operations was $1.18 in 2000, compared with $1.13 and $1.19 in 1999 and 1998, respectively.

Financial Condition

The Company's financial condition continued to be strong in 2000. Net debt (total debt net of associated swaps, less cash and cash equivalents) decreased $82 million during 2000, despite additional spending under the Company's share repurchase program, due to improved cash flow from operations, proceeds from the sale of the Stationery Products business and the favorable exchange impact on foreign currency debt. Net debt at December 31, 2000, amounted to $4.45 billion, compared with $4.53 billion and $3.18 billion at December 31, 1999 and 1998, respectively. The market value of Gillette equity was $38 billion at the end of 2000, compared with $43 billion at the end of 1999. The Company's book equity position amounted to $1.92 billion at the end of 2000, compared with $3.06 billion at the end of 1999 and $4.54 billion at the end of 1998. The decreases in book equity in 2000 and 1999 were due primarily to the Gillette share repurchase program, as well as to the effect of foreign currency translation.

      Net cash provided by operating activities in 2000 was $1.60 billion, compared with $1.43 billion in 1999 and $.96 billion in 1998. The current ratio of the Company was .86 for 2000, compared with ratios of 1.39 for 1999 and 1.40 for 1998. The decrease in the 2000 current ratio was primarily attributable to the Company's reclassification of all commercial paper borrowings to short-term debt, due to the Company's credit facility agreements expiring within 2001. Capital spending in 2000 amounted to $793 million, compared with $889 million in 1999 and $952 million in 1998. Spending in all three years reflected substantial investments in the blade and razor, Duracell and Braun Products segments.

      In 2000, the Company sold the Stationery Products business for $528 million. In 1998, the Company made acquisitions in the Duracell Products segment for $100 million and sold the Jafra business for $200 million.

      Share repurchase funding in 2000, net of proceeds received from the sale of put options on Company stock, amounted to $921 million, compared with $1,949 million in 1999 and $1,010 million in 1998.

      Strong cash inflows from operations, proceeds from the sale of the Stationery Products business and alternate financing sources enabled the Company to reduce its $2.0 billion revolving credit facility in 2000 to $1.4 billion, expiring October 2001, and its $1.1 billion credit facility, expiring December 2001, to $550 million in January 2001. Both facilities are used by the Company to complement its commercial paper program.

      In order to increase flexibility in sourcing short-term borrowing, the Company launched a $1 billion Euro commercial paper program in 2000. At year-end 2000, there was $586 million outstanding under this program and $1.45 billion outstanding under the U.S. program, compared with $2.41 billion at the end of 1999 and $1.66 billion at the end of 1998.

      During 2000, the Company issued Euro-denominated notes for $228 million, due December 2002, and entered into a $264 million Euro-denominated debt obligation, with redemption rights in December 2001. During 1999, the Company issued Euro-denominated notes for $343 million, due February 2004, and entered into a $325 million Euro-denominated debt obligation, with redemption rights in March 2002, and a $437 million Euro-denominated debt obligation, with redemption rights in January 2003. The net proceeds were used to refinance existing short-term debt associated with the Company's share repurchase program.

      During 2000, both Standard & Poor's and Moody's maintained the Company's current credit ratings. Standard & Poor's rates the Company's long-term debt at AA, while Moody's rating is Aa3. The commercial paper rating is A1+ by Standard & Poor's and P1 by Moody's.

      Gillette will continue to have capital available for growth through both internally generated funds and significant credit resources. The Company has substantial unused lines of credit and access to worldwide financial market sources for funds.

Market Risk

The Company is subject to currency and interest rate risks that arise from normal business operations. The Company regularly assesses these risks and has established business strategies that offset exposures, supplemented by the use of financial instruments, to protect against the adverse effects of these and other market risks.

      To manage the impact of currency changes on foreign-denominated profits, the Company primarily uses product sourcing and pricing strategies, supplemented by purchases of foreign currency options when considered appropriate.

      The Company uses foreign-denominated debt and forward contracts to hedge the impact of currency changes on its net foreign investments, normally in currencies with low interest rates.

      Most of the Company's transactional exchange exposure is concentrated through centralized cash management and intercompany invoicing. The Company hedges net residual transactional exchange exposures primarily through forward contracts.

      The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed and floating rate debt by entering into interest rate swaps.

      More detailed information about the strategies, policies and use of derivative financial instruments is provided in the financial instruments note. The Company has established clear policies, procedures and internal controls governing the use of derivative financial instruments and does not use them for trading, investment or other speculative purposes. Financial instrument positions are monitored using a value-at-risk model. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

      Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 2000 and 1999, a near-term change in market rates would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

Restructuring and Asset Impairments

On December 18, 2000, the Company announced a restructuring program and impaired certain intangible assets. This resulted in a fourth-quarter charge to operations of $572 million ($430 million after taxes, or $.41 in net income per common share, fully diluted).

      The worldwide restructuring of operations is expected to significantly improve the Company's operating efficiency, streamline the supply chain and further decrease costs. The program will result in a net reduction of approximately 2,700 employees across all business functions, operating units and geographies.

      Pretax cash outlays are estimated at approximately $235 million. Cash severance payments may extend beyond 2001, due to the severance payment deferral options available to terminated employees. When the program is fully implemented by the end of 2001, the annual pretax savings will approximate $125 million.

      Specific program activities include consolidating management functions; reducing factory locations, in part through outsourcing production of low-volume noncore products; streamlining the supply chain via warehouse consolidation and other actions; and downsizing and centralizing corporate functions. These actions will result in the closure of eight factories and 13 distribution centers and will be completed within 12 months.

      The amount of impairment is approximately $125 million for the restructuring and closure of factories and distribution centers, as well as the write-off of manufacturing, distribution and office equipment assets. Until the affected facilities cease operations, revenue-generating activities will continue. Buildings that are owned will be sold, and equipment will be disposed of through either sale or abandonment. The extent of the impairment was based on discounted cash flow analyses for the operating period up until closure and included an estimate of residual value.

      In addition, the charge included $212 million for the write-down of impaired goodwill relating to certain underperforming brands. This write-down was determined based upon a year-end impairment analysis necessitated by new evidence that indicated that the carrying amounts of the assets relating to the Thermoscan personal diagnostic appliance brand and certain national battery brands might not be fully recovered through undiscounted future operating cash flows. Such analysis indicated that impairment existed equivalent to the carrying amount of the acquired goodwill for one brand in the Braun Products segment, and the carrying amount of the acquired goodwill and identifiable intangible assets for certain brands in the Duracell Products segment. This analysis did not indicate impairment of the carrying amounts of any related tangible long-lived assets associated with these underperforming brands.

      Additional details are provided in the Notes to Consolidated Financial Statements.

Reorganization and Realignment

On September 28, 1998, the Company announced a reorganization and realignment program that resulted in a third-quarter charge to operations, for the total program, of $535 million ($347 million after taxes, or $.30 income per common share, fully diluted). For continuing operations, the charge to operations was $440 million ($285 million after taxes, or $.25 in net income per common share, fully diluted).

      The total program resulted in the closure of 14 factories, 13 warehouses and 34 office facilities, as well as a reduction of 4,623 employees across all business segments, geographies and employee groups. Activity in 2000 consisted of the closing of three factories, two warehouses and five office facilities, as well as a reduction of 1,173 employees. Project activity was essentially complete at March 31, 2000.

      Pretax cash outlays were $16 million in 1998, $197 million in 1999 and $113 million in 2000. Cash severance payments extended beyond the completion of program activities, due to the severance payment deferral options available to terminated employees. In 2000, cash benefits generated from the program were in line with original estimates.

      Additional reorganization and realignment details are provided in the Notes to Consolidated Financial Statements.

Euro Conversion

A multifunctional Euro project team is responsible for ensuring the Company's ability to operate effectively during the Euro transition phase and through final Euro conversion. Total program costs are not expected to be material. Among other factors, conversion to the Euro may affect competition between markets, due to the existing pricing structure. The Company has developed marketing and pricing strategies for implementation throughout the more open European market. The Euro project team will further enhance these strategies as part of the ongoing Euro initiative. The Company is currently able to make and receive payments in Euros and will convert financial and information technology systems to be able to use Euros as its base currency in relevant markets prior to January 1, 2002. Based on the analysis and actions taken to date, the Company does not expect the Euro conversion to materially affect the consolidated financial position, results of operations or cash flows of the Company.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company is responsible for the objectivity and integrity of the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year-end. Financial information contained elsewhere in the 2000 Annual Report and Form 10-K is consistent with that included in the financial statements.

      The Company maintains a system of internal accounting controls that includes careful selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States.

      KPMG LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 23. Their examination was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

      The Audit Committee of the Board of Directors is composed solely of independent directors, as defined by the New York Stock Exchange. The Committee meets periodically and privately with the independent auditors, internal auditors and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's policies relating to proper accounting and financial reporting systems and the independence of the independent auditors. In addition, the Committee is responsible for recommending the appointment of the Company's independent auditors.

Independent Auditors' Report
The Gillette Company and Subsidiary Companies

[KPMG LOGO]

The Stockholders and Board of Directors of The Gillette Company

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

KPMG LLP
Boston, Massachusetts
February 12, 2001

Consolidated Statement of Income
The Gillette Company and Subsidiary Companies

Years Ended December 31, 2000, 1999 and 1998                   2000      1999      1998
---------------------------------------------------------------------------------------
(Millions, except per share amounts)
Net Sales                                                    $9,295    $9,154    $9,200
Cost of Sales                                                 3,384     3,392     3,499
                                                             --------------------------
Gross Profit                                                  5,911     5,762     5,701

Selling, General and Administrative Expenses                  3,827     3,675     3,485
Restructuring and Asset Impairment Charges                      572        --       440
                                                             --------------------------
Profit from Operations                                        1,512     2,087     1,776

Nonoperating Charges (Income)
   Interest income                                               (5)       (7)       (8)
   Interest expense                                             223       136        94
   Other charges - net                                            6        46        34
                                                             --------------------------
                                                                224       175       120
                                                             --------------------------
Income from Continuing Operations before Income Taxes         1,288     1,912     1,656
Income Taxes                                                    467       664       583
                                                             --------------------------
Income from Continuing Operations                               821     1,248     1,073

Loss on Disposal of Discontinued Operations, net of tax        (428)       --        --
Income (Loss) from Discontinued Operations, net of tax           (1)       12         8
                                                             --------------------------
Net Income                                                   $  392    $1,260    $1,081
                                                             ==========================

Net Income (Loss) per Common Share, basic
   Continuing Operations                                     $  .78    $ 1.14    $  .95
   Disposal of Discontinued Operations                         (.41)       --        --
   Discontinued Operations                                       --       .01       .01
                                                             --------------------------
     Net Income                                              $  .37    $ 1.15    $  .96
                                                             ==========================

Net Income (Loss) per Common Share, assuming full dilution
   Continuing Operations                                     $  .77    $ 1.13    $  .94
   Disposal of Discontinued Operations                         (.40)       --        --
   Discontinued Operations                                       --       .01       .01
                                                             --------------------------
     Net Income                                              $  .37    $ 1.14    $  .95
                                                             ==========================

Weighted average number of common shares outstanding
     Basic                                                    1,054     1,089     1,117
     Assuming full dilution                                   1,063     1,111     1,144

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
The Gillette Company and Subsidiary Companies

December 31, 2000 and 1999                                                2000       1999
-----------------------------------------------------------------------------------------
(Millions, except per share amount)
Assets
Current Assets
   Cash and cash equivalents                                           $    62    $    80
   Trade receivables, less allowances: 2000 - $81; 1999 - $74            2,128      2,208
   Other receivables                                                       378        319
   Inventories                                                           1,162      1,392
   Deferred income taxes                                                   566        309
   Other current assets                                                    197        315
   Net assets of discontinued operations                                   189      1,174
                                                                       ------------------
     Total Current Assets                                                4,682      5,797
                                                                       ------------------
Property, Plant and Equipment, at cost less accumulated depreciation     3,550      3,467
Intangible Assets, less accumulated amortization                         1,574      1,897
Other Assets                                                               596        625
                                                                       ------------------
                                                                       $10,402    $11,786
                                                                       ==================
Liabilities and Stockholders' Equity
Current Liabilities
   Loans payable                                                       $ 2,195    $ 1,440
   Current portion of long-term debt                                       631        358
   Accounts payable and accrued liabilities                              2,346      2,149
   Income taxes                                                            299        233
                                                                       ------------------
     Total Current Liabilities                                           5,471      4,180
                                                                       ------------------
Long-Term Debt                                                           1,650      2,931
Deferred Income Taxes                                                      450        423
Other Long-Term Liabilities                                                767        795
Minority Interest                                                           41         38

Contingent Redemption Value of Common Stock Put Options                     99        359
Stockholders' Equity
   8.0% Cumulative Series C ESOP Convertible Preferred,
     without par value, Issued: 1999 - .1 shares                            --         85
   Unearned ESOP compensation                                               --         (4)
   Common stock, par value $1 per share
     Authorized: 2,320 shares
     Issued: 2000 - 1,365 shares; 1999 - 1,364 shares                    1,365      1,364
   Additional paid-in capital                                              973        748
   Earnings reinvested in the business                                   5,853      6,147
   Accumulated other comprehensive income
     Foreign currency translation                                       (1,280)    (1,031)
     Pension adjustment                                                    (34)       (30)
   Treasury stock, at cost:
     2000 - 312 shares; 1999 - 299 shares                               (4,953)    (4,219)
                                                                       ------------------
   Total Stockholders' Equity                                            1,924      3,060
                                                                       ------------------
                                                                       $10,402    $11,786
                                                                       ==================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
The Gillette Company and Subsidiary Companies

Years Ended December 31, 2000, 1999 and 1998                      2000       1999       1998
--------------------------------------------------------------------------------------------
(Millions)
Operating Activities
   Income from continuing operations                           $   821    $ 1,248    $ 1,073
   Adjustments to reconcile income to net cash provided
     by operating activities:
       Provision for restructuring and asset impairment            572         --        440
       Depreciation and amortization                               535        464        421
       Other                                                         5         (7)       (46)
       Changes in assets and liabilities, excluding effects
         of acquisitions and divestitures:
           Accounts receivable                                    (100)       (48)      (442)
           Inventories                                             149       (140)       (62)
           Accounts payable and accrued liabilities                (45)        65         72
           Other working capital items                            (136)        97       (104)
           Other noncurrent assets and liabilities                (197)      (252)      (142)
           Funding German pension plans                             --         --       (252)
                                                               -----------------------------
              Net cash provided by operating activities          1,604      1,427        958
                                                               -----------------------------
Investing Activities
   Additions to property, plant and equipment                     (793)      (889)      (952)
   Disposals of property, plant and equipment                       41        124         65
   Acquisition of businesses, less cash acquired                    --         --        (91)
   Sale of businesses                                              539         --        200
   Other                                                            (1)         2          5
                                                               -----------------------------
              Net cash used in investing activities               (214)      (763)      (773)
                                                               -----------------------------
Financing Activities
   Purchase of treasury stock                                     (944)    (2,021)    (1,066)
   Proceeds from sale of put options                                23         72         56
   Proceeds from exercise of stock option and purchase plans        36        149        126
   Proceeds from long-term debt                                    494      1,105        500
   Repayment of long-term debt                                    (365)        --        (12)
   Increase (decrease) in loans payable                           (385)       484        708
   Dividends paid                                                 (671)      (626)      (552)
   Settlements of debt-related derivative contracts                279         42          9
                                                               -----------------------------
              Net cash used in financing activities             (1,533)      (795)      (231)
                                                               -----------------------------
Effect of Exchange Rate Changes on Cash                             (5)        (2)        (2)
Net Cash Provided by Discontinued Operations                       130        111         45
                                                               -----------------------------
Decrease in Cash and Cash Equivalents                              (18)       (22)        (3)
Cash and Cash Equivalents at Beginning of  Year                     80        102        105
                                                               -----------------------------
Cash and Cash Equivalents at End of  Year                      $    62    $    80    $   102
                                                               =============================

   Supplemental disclosure of cash paid for:
     Interest                                                  $   243    $   126    $   120
     Income taxes                                              $   480    $   457    $   473
   Noncash investing and financing activities:
     Acquisition of businesses
     Fair value of assets acquired                             $    --    $    --    $   100
       Cash paid                                                    --         --         91
                                                               -----------------------------
         Liabilities assumed                                   $    --    $    --    $     9
                                                               =============================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
The Gillette Company and Subsidiary Companies

                                                    Unearned           Additional                               Other         Total
                                     Preferred          ESOP    Common    Paid-in   Earnings   Treasury Comprehensive  Stockholders'
(Millions, except per share amounts)    Shares  Compensation     Stock    Capital Reinvested      Stock        Income        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997           $    93       $   (17)  $ 1,353    $   309    $ 5,021    $(1,108)      $  (810)      $ 4,841
                                       --------------------------------------------------------------------------------------------
Net income                                  --            --        --         --      1,081         --            --         1,081
Foreign currency translation                --            --        --         --         --         --           (36)          (36)
Pension adjustment                          --            --        --         --         --         --           (27)          (27)
                                                                                                              -------       -------
Other comprehensive income                  --            --        --         --         --         --           (63)          (63)
                                                                                                              -------       -------
Comprehensive income                                                                                                          1,018
                                                                                                                            -------
Dividends declared (per share $.51)         --            --        --         --       (573)        --            --          (573)
Stock option and purchase plans
   (5.3 shares)                             --            --         5        125         --         --            --           130
Conversion of Series C ESOP
   preferred stock (.4 shares)              (3)           --        --          1         --          2            --            --
Purchase of Gillette treasury stock
   (21.3 shares)                            --            --        --         --         --     (1,066)           --        (1,066)
Proceeds from sale of put options           --            --        --         56         --         --            --            56
Contingent liability of put options         --            --        --        130         --         --            --           130
Earned ESOP compensation                    --             7        --         --         --         --            --             7
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1998                90           (10)    1,358        621      5,529     (2,172)         (873)        4,543
                                       --------------------------------------------------------------------------------------------
Net income                                  --            --        --         --      1,260         --            --         1,260
Foreign currency translation                --            --        --         --         --         --          (205)         (205)
Pension adjustment                          --            --        --         --         --         --            17            17
                                                                                                              -------       -------
Other comprehensive income                  --            --        --         --         --         --          (188)         (188)
                                                                                                              -------       -------
Comprehensive income                                                                                                          1,072
                                                                                                                            -------
Dividends declared (per share $.59)         --            --        --         --       (642)        --            --          (642)
Stock option and purchase plans
   (5.7 shares)                             --            --         6        139         --         --            --           145
Conversion of Series C ESOP
   preferred stock (.6 shares)              (5)           --        --         (2)        --          7            --            --
Purchase of Gillette treasury stock
   (46.8 shares)                            --            --        --         --         --     (2,054)           --        (2,054)
Proceeds from sale of put options           --            --        --         72         --         --            --            72
Contingent liability of put options         --            --        --        (82)        --         --            --           (82)
Earned ESOP compensation                    --             6        --         --         --         --            --             6
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1999                85            (4)    1,364        748      6,147     (4,219)       (1,061)        3,060
                                       --------------------------------------------------------------------------------------------
Net income                                  --            --        --         --        392         --            --           392
Foreign currency translation                --            --        --         --         --         --          (249)         (249)
Pension adjustment                          --            --        --         --         --         --            (4)           (4)
                                                                                                              -------       -------
Other comprehensive income                  --            --        --         --         --         --          (253)         (253)
                                                                                                              -------       -------
Comprehensive income                                                                                                            139
                                                                                                                            -------
Dividends declared (per share $.65)         --            --        --         --       (686)        --            --          (686)
Stock option and purchase plans
   (1.8 shares)                             --            --         1         34         --         --            --            35
Conversion of Series C ESOP
   preferred stock (11.3 shares)           (85)           --        --        (92)        --        177            --            --
Purchase of Gillette treasury stock
   (24.5 shares)                            --            --        --         --         --       (911)           --          (911)
Proceeds from sale of put options           --            --        --         23         --         --            --            23
Contingent liability of put options         --            --        --        260         --         --            --           260
Earned ESOP compensation                    --             4        --         --         --         --            --             4
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 2000           $    --       $    --   $ 1,365    $   973    $ 5,853    $(4,953)      $(1,314)      $ 1,924
                                       ============================================================================================

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
The Gillette Company and Subsidiary Companies

NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 38 facilities in 19 countries. Products are distributed through wholesalers, retailers and agents in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of alkaline batteries, toothbrushes and oral care appliances.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

      The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated. The Stationery Products segment is reported as a discontinued operation, as discussed further on page 35.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

Revenue Recognition

Revenue from product sales is recognized when the goods are shipped and title passes to the customer.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales.

Inventories

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

Advertising

Advertising costs are expensed in the year incurred. Advertising spending was $608 million in 2000, compared with $580 million in 1999 and $593 million in 1998. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

Research and Development

Research and development costs, included in selling, general and administrative expenses, amounted to $179 million in 2000, $201 million in 1999 and $190 million in 1998.

Income Taxes

The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $3.5 billion and $2.8 billion at December 31, 2000 and 1999, respectively.

Net Income per Common Share

Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding. The calculation of fully diluted net income per common share assumes conversion of preferred stock and stock options into common stock, and also adjusts net income for the effect of converting the preferred stock to common stock. At December 31, 2000, 1999 and 1998, 33 million, 35 million and 21 million shares of common stock issuable under stock options, respectively, were not included in the calculation of fully diluted earnings per share because their effects would have been antidilutive.

Income from continuing operations and shares used to compute net income per share, basic and assuming full dilution, are reconciled below.

(Millions)                                                    2000     1999     1998
------------------------------------------------------------------------------------
Income from Continuing Operations                           $  821   $1,248   $1,073
Less: Preferred stock dividends                                  1        4        4
                                                            ------------------------
Income from Continuing Operations, basic                    $  820   $1,244   $1,069
Effect of dilutive securities:
   Convertible preferred stock                                   2        5        5
                                                            ------------------------
Income from Continuing Operations, assuming full dilution   $  822   $1,249   $1,074
                                                            ========================

Common shares, basic                                         1,054    1,089    1,117
Effect of dilutive securities:
   Convertible preferred stock                                   3       12       12
   Stock options                                                 6       10       15
                                                            ------------------------
Common shares, assuming full dilution                        1,063    1,111    1,144
                                                            ========================

Reclassification of Prior Years

Prior-year financial statements have been reclassified to conform to the 2000 presentations.

EFFECT OF ACCOUNTING CHANGES

In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. The adoption of SFAS No. 133 has not had a material impact on the Company's financial position or overall trends in results of operations and has not resulted in significant changes to its financial risk management practices. However, the adoption of SFAS No. 133 could result in more pronounced quarterly fluctuations in other income and expense.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." An amendment in June 2000 delayed the effective date until the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the consolidated financial statements.

      In May 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." This issue addresses the recognition, measurement and income statement classification for various types of sales incentives, including dis-counts, coupons, rebates and free products. In November 2000, the EITF revised the transition date such that the Company must adopt EITF 00-14 no later than the second quarter of 2001. The Company adopted the consensus in the first quarter of 2001. The adoption of this consensus does not affect when the Company recognizes incentives or the amount. However, adoption of this consensus will affect the classification of revenues and expenses in the income statement. If this standard had been adopted at December 31, 2000, including required retroactive adjustment of prior periods, net sales would have been reduced by $70 million in 2000, $80 million in 1999 and $64 million in 1998. Cost of sales would have been increased by $51 million in 2000, $53 million in 1999 and $49 million in 1998. Selling, general and administrative expenses would have been reduced by $121 million in 2000, $133 million in 1999 and $113 million in 1998. The above reclassifications have no impact on profit from operations, net income or earnings per share.

      In July and September 2000, the EITF reached consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue addresses the income statement classification for shipping and handling fees and costs. The Company adopted the consensus in the fourth quarter of 2000. The adoption of EITF Issue No. 00-10 did not have a material impact on the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity. Also included are the effects of exchange rate changes on intercompany transactions of a long-term investment nature and transactions designated as hedges of net foreign investments. The change in accumulated foreign currency translation adjustment in 2000 was a loss of $249 million, with the United Kingdom accounting for $115 million of the loss. Losses in 1999 were $205 million, with Brazil accounting for approximately half of the loss. Losses in 1998 were $36 million.

An analysis of cumulative translation adjustments follows.

(Millions)                                                    2000       1999       1998
----------------------------------------------------------------------------------------
Balance at beginning of year                               $(1,031)   $  (826)   $  (790)
Translation adjustments, including the effect of hedging      (216)       (79)       (86)
Related income tax (expense) benefit                           (33)      (126)        50
                                                           -----------------------------
Balance at end of year                                     $(1,280)   $(1,031)   $  (826)
                                                           =============================

Included in other charges in the Consolidated Statement of Income are a net exchange gain of $8 million in 2000 and losses of $35 million and $23 million in 1999 and 1998, respectively.

SUPPLEMENTAL BALANCE SHEET INFORMATION

Receivables Reserves
(Millions)                                              2000      1999      1998
--------------------------------------------------------------------------------
Balance at beginning of year                             $74       $79       $74
Additions, charged to profit and loss                     63        50        43
Deductions, losses charged to reserves                    56        55        38
                                                         -----------------------
Balance at end of year                                   $81       $74       $79
                                                         =======================

Inventories                                        December 31,     December 31,
(Millions)                                                 2000             1999
--------------------------------------------------------------------------------
Raw materials and supplies                               $  153           $  190
Work in process                                             194              182
Finished goods                                              815            1,020
                                                         -----------------------
                                                         $1,162           $1,392
                                                         =======================

Property, Plant and Equipment                       December 31,    December 31,
(Millions)                                                  2000            1999
--------------------------------------------------------------------------------
Land                                                      $   62          $   65
Buildings                                                    743             713
Machinery and equipment                                    5,061           4,984
                                                          ----------------------
                                                           5,866           5,762
Less accumulated depreciation                              2,316           2,295
                                                          ----------------------
                                                          $3,550          $3,467
                                                          ======================

Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and amortized over the remaining life of the related asset. The capitalized interest is recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. During 2000, 1999 and 1998, interest cost was capitalized in the amounts of $23 million, $13 million and $18 million, respectively.

Intangible Assets                                    December 31,   December 31,
(Millions)                                                   2000           1999
--------------------------------------------------------------------------------
Goodwill ($44 not subject to amortization)                 $1,294         $1,545
Other intangible assets                                     1,155          1,198
                                                           ---------------------
                                                            2,449          2,743
Less accumulated amortization                                 875            846
                                                           ---------------------
                                                           $1,574         $1,897
                                                           =====================

Other intangible assets consists primarily of capitalized amounts related to trademarks, trade names, patents and other similar items.

Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------
Accounts payable                                             $  402       $  513
Advertising and sales promotion                                 527          451
Payroll and payroll taxes                                       143          169
Other taxes                                                      97           90
Dividends payable on common stock                               171          157
Restructuring                                                   240          139
Miscellaneous                                                   766          630
                                                             -------------------
                                                             $2,346       $2,149
                                                             ===================

Other Long-Term Liabilities
--------------------------------------------------------------------------------
Pensions                                                     $  206       $  207
Postretirement medical                                          291          296
Deferred compensation                                           215          242
Miscellaneous                                                    55           50
                                                             -------------------
                                                             $  767       $  795
                                                             ===================

DEBT

Loans Payable                                         December 31,  December 31,
(Millions)                                                    2000         1999
--------------------------------------------------------------------------------
U.S. dollar Commercial Paper (6.6% and 6.0%)               $ 1,452      $ 2,408
Euro Commercial Paper (5.0%)                                   586           --
Payable to banks (5.4% and 6.3%)                               157          132
Amount reclassified as long-term debt                           --       (1,100)
                                                           --------------------
                                                           $ 2,195      $ 1,440
                                                           ====================

Long-Term Debt
--------------------------------------------------------------------------------
Commercial Paper                                           $    --      $ 1,100
5.00% Notes due 2006                                           300          300
5.75% Notes due 2005                                           200          200
3.25% Euro notes due 2004                                      283          302
2.23% Synthetic Euro obligation due 2003                       374          429
6.25% Notes due 2003                                           150          150
5.25% Euro notes due 2002                                      236           --
1.53% Synthetic Euro obligation due 2002                       259          302
5.75% Notes due 2001                                           200          200
2.61% Synthetic Euro obligation due 2001                       277           --
6.00% Notes due 2000                                            --          300
8.03% Guaranteed ESOP notes due through 2000                    --            5
Other, multicurrency borrowings                                  2            1
                                                           --------------------
Total long-term debt                                         2,281        3,289
Less current portion                                           631          358
                                                           --------------------
Long-term portion                                          $ 1,650      $ 2,931
                                                           ====================

The Company's commercial paper program is supported by its revolving credit facilities. The Company has a $1.4 billion revolving bank credit agreement that expires in October 2001 and a $1.1 billion revolving bank credit agreement expiring in December 2001, both of which may be used for general corporate purposes. In January 2001, the $1.1 billion agreement was reduced to $550 million. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay an average facility fee of .037% per annum. At year-end 2000 and 1999, there were no borrowings under such agreements.

      At December 31, 1999, $1.1 billion of commercial paper borrowing was classified as long-term debt based on the Company's intention and ability to maintain its revolving credit agreement beyond 2000.

      Aggregate maturities of total long-term debt for the five years subsequent to December 31, 2000, are $631 million in 2001, $447 million in 2002, $419 million in 2003, $283 million in 2004 and $200 million in 2005. Those maturities include the amortization of a portion of the synthetic Euro obligations.

      Unused lines of credit, including the revolving bank credit agreements, amounted to $2.6 billion at December 31, 2000.

FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are summarized below.

                                   December 31, 2000               December 31, 1999
                            ------------------------------   -----------------------------
                            Notional   Carrying       Fair   Notional   Carrying      Fair
(Millions)                    Amount     Amount      Value     Amount     Amount     Value
------------------------------------------------------------------------------------------
Long-term investments                   $   186    $   187               $   188   $   188
Long-term debt                           (2,281)    (2,308)               (3,289)   (3,186)
Derivative instruments
   Debt-related contracts    $ 1,918        (28)       (19)   $ 2,196        140        93
   Other currency forwards
     Purchase contracts         (409)        23         27         --         --        --
     Sell contracts              389         (1)        (5)        --         --        --
   Currency options               --         --         --        119          1         1
   Equity contracts               39          7          7         56          1         1
   Commodity contracts            26         --         (2)        29         --         5

Notional amounts are a unit of measure specified in a derivative instrument. The carrying amounts and fair values of the debt-related contracts include interest receivables of $10 million and $24 million at December 31, 2000 and 1999, respectively. The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities, and loans payable approximate fair value because of the short maturity of these instruments. The fair value of long-term investments is estimated based on quoted market prices. The fair value of long-term debt, including the current portion, is estimated based on rates currently offered to the Company for debt of the same remaining maturities. The estimated fair values of interest rate, foreign currency, equity and commodity contracts are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties.

      The Company uses derivative financial instruments to efficiently structure its debt in the desired currencies and mix of fixed to floating interest rates. The Company also uses derivatives to hedge transactional exchange exposure, currency exposure from converting foreign profits into U.S. dollars, equity-linked employee compensation and commodity exposures. All derivative contracts hedge transactions, balances and currency exposures for periods consistent with their underlying exposures.

      The debt-related derivatives consist of interest rate swaps and forward contracts. At December 31, 2000 and 1999, interest rate swaps converted $1.09 billion and $1.15 billion, respectively, of fixed rate debt to floating. Of the $1.15 billion in swaps at December 31, 1999, $350 million in U.S. dollar debt was also converted into Euro obligations of $282 million. The terms of the swaps match the terms of the underlying debt. The floating interest rate payments under these swaps are based on three-month LIBOR rates.

      Forward contracts effectively converted $832 million and $1,046 million U.S. dollar commercial paper borrowings in 2000 and 1999, respectively, into the following foreign currency obligations.

                                                  December 31,      December 31,
(Notional amount, millions)                               2000              1999
--------------------------------------------------------------------------------
Euro                                                      $152              $820
British pound                                              642                --
Other                                                       76               178
                                                          ----------------------
Total                                                     $870              $998
                                                          ======================

      All of the forward contracts at December 31, 2000, mature in 2001. These forward contracts and $1.1 billion in Euro borrowings are designated as hedges of the Company's net investment in foreign subsidiaries. Resulting currency gains and losses on these contracts and borrowings are reported as foreign currency translation adjustments in accumulated other comprehensive income. The interest component of these contracts is reported in interest expense over the term of the contracts. The Company's total debt after the effect of the associated contracts - payables of $38 million at December 31, 2000, and receivables of $116 million at December 31, 1999 - follows.

                                           December 31, 2000   December 31, 1999
                                           -----------------   -----------------
(Millions)                                 Amount      Rate    Amount      Rate
--------------------------------------------------------------------------------
U.S. dollar floating rate                  $1,532       6.6%   $2,203       6.0%
U.S. dollar fixed rate                         --        --         5       8.0
Euro floating rate                          1,005       4.8     1,127       3.9
Euro fixed rate                             1,194       2.7     1,033       1.8
Other floating rate                           783       5.6       245       3.1
                                           ------------------------------------
                                           $4,514       5.0%   $4,613       4.4%
                                           ====================================

      Forward contracts entered into in order to hedge transactional currency exposures, principally inter company balances denominated in Euro, British pound, Yen and Canadian dollar at December 31, 2000, amounted to $409 million to purchase foreign currencies and $389 million to sell foreign currencies. All of these contracts mature in 2001. Gains and losses on these contracts are recorded in earnings in other nonoperating charges and offset gains and losses on the underlying exposure.

      The Company purchases foreign currency put options to assist in protecting its U.S. dollar earnings. The initial amounts paid are reflected in other current assets. Changes in fair values of outstanding contracts are reflected in profit from operations. There were no options outstanding at December 31, 2000. The option outstanding at December 31, 1999, was denominated in Yen and expired in December 2000.

      The Company has also fixed the cost of certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts that mature in 2002 and 2003. Outstanding contracts are stated at fair value. Changes in fair value are reflected in profit from operations and offset changes in the value of the underlying liabilities.

      In addition, the Company enters into commodity swaps to fix the price of a portion of certain raw materials used in the manufacturing process. The maturities of the contracts highly correlate to the actual purchases of the commodity, and contract values are reflected in the cost of the commodity as it is actually purchased. The commodity swaps as of year-end 2000 mature through December 2001.

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

COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable leases, primarily for office and warehouse facilities, are $84 million in 2001, $67 million in 2002, $52 million in 2003, $44 million in 2004, $41 million in 2005 and $120 million for years thereafter. Rental expense amounted to $113 million in 2000, $100 million in 1999 and $103 million in 1998.

      The Company is subject to legal proceedings and claims arising out of its businesses that cover a wide range of matters, including antitrust and trade regulation, contracts, advertising, environmental issues, product liability, patent and trademark matters and taxes. Management, after review and consultation with counsel, considers that any liability from all of these pending lawsuits and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.

BUSINESS COMBINATIONS AND DIVESTITURES

In 1998, the Company sold its Jafra skin care and color cosmetics business for $200 million. The transaction did not have a material impact on financial results.

      Also during 1998, the Company acquired two businesses in the Duracell Products segment, in South Korea and India, for an aggregate purchase price of $100 million. These two acquisitions have been accounted for by the purchase method of accounting. Their results of operations since acquisition, which have been included in the Company's consolidated financial statements, have not materially affected the consolidated financial position, results of operations or liquidity of the Company.

Discontinued Operations

On December 29, 2000, the sale of the Stationery Products business to Newell Rubbermaid Inc. was finalized. The sale resulted in a loss of $429 million (net of a tax benefit of $102 million), or $.40 in net income per common share, fully diluted. The net loss included the book loss on the transaction, the operating loss of the segment in 2000 and other costs directly associated with the decision to divest, including postdivestiture reorganization costs.

      The Stationery Products segment is accounted for as a discontinued operation. Accordingly, its net assets and liabilities have been segregated from continuing operations in the accompanying consolidated balance sheet, and its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes. For the periods ended December 31, the results of discontinued operations were as follows:

(Millions)                                                 2000     1999    1998
--------------------------------------------------------------------------------
Net sales                                                  $691     $743    $856
Income (loss) before income tax                              (8)      18      13
Income tax (benefit)                                         (3)       6       5
                                                           ---------------------
Income (loss) from discontinued operations                 $ (5)    $ 12    $  8
                                                           =====================

The assets identified as part of the disposition of the Stationery Products business are recorded as Net Assets of Discontinued Operations; the cash flow of the business is reported as Net Cash Provided by Discontinued Operations; and the results of operations of the segment are reported as Income (Loss) from Discontinued Operations, net of tax. Net Assets of Discontinued Operations consists of the following:

(Millions)                                            2000       1999      1998
--------------------------------------------------------------------------------
Net current assets                                   $  192     $  509    $  590
Property, plant and equipment,
   less accumulated depreciation                          6        200       187
Other net noncurrent assets and liabilities              (9)       465       495
                                                     ---------------------------
Net assets of discontinued operations                $  189     $1,174    $1,272
                                                     ===========================

RESTRUCTURING AND ASSET IMPAIRMENT

On December 18, 2000, the Company announced a restructuring program to significantly improve the Company's operating efficiency, streamline the supply chain and further decrease costs. In accordance with EITF Issue 94-3, SFAS 121 and SAB 100, the Company recorded in the fourth quarter of 2000 a charge to operating expenses of $572 million ($430 million after taxes, or $.41 in net income per common share, fully diluted). Specific program activities include consolidating management functions; reducing factory locations, in part through outsourcing production of low-volume noncore products; streamlining the supply chain via warehouse consolidation and other actions; and downsizing and centralizing corporate functions. The program will result in the closure of eight factories and 13 distribution centers, affecting all business segments, and in the net reduction of approximately 2,700 employees across all business functions, operating units and geographies. The reduction will consist of 1,430 variable manufacturing and distribution employees and 1,270 executive, professional and administrative staff. All employee reductions are planned for 2001, and pretax cash outlays are estimated at approximately $235 million. The program was announced to all employees on December 18, 2000, via the Company's internal website and bulletin boards. The severance programs being used follow the Company's long-standing severance formulas and vary on a country-by-country basis, depending on local statutory requirements.

      The restructuring program included a write-down of approximately $125 million to the carrying amount of factories, as well as the write-off of manufacturing, distribution and office equipment assets. Until the affected facilities cease operations, revenue-generating activities will continue. Thus, these assets are considered assets to be held and used under SFAS 121. Asset disposals will be completed within 12 months. Buildings that are owned will be sold, and equipment will be disposed of through sale or abandonment. The value of the impaired assets was determined based on discounted cash flow analyses for the operating period up until closure and included an estimate of residual value.

      In addition, a charge of $212 million for the write-down of goodwill relating to underperforming brands was recognized. This write-down was determined based upon a year-end impairment analysis necessitated by new evidence that indicated that the carrying amounts of the assets relating to the Thermoscan personal diagnostic appliance brand and certain national battery brands might not be fully recovered through undiscounted future operating cash flows. Such analysis indicated that impairment existed equivalent to the carrying amount of the acquired goodwill for one brand in the Braun Products segment, and the carrying amount of the acquired goodwill and identifiable intangible assets for certain brands in the Duracell Products segment. This analysis did not indicate impairment of the carrying amounts of any related tangible long-lived assets associated with these underperforming brands.

      Details of the restructuring program charge and the write-down of goodwill relating to underperforming brands follow. The other benefits portion of employee-related expenses, shown below, includes fringe benefits, outplacement fees and special termination benefits related to pensions.

                                                   Initial       2000
(Millions)                                       Provision   Activity    Balance
--------------------------------------------------------------------------------
Employee-related expenses
   Severance payments                                 $146       $ --       $146
   Other benefits                                       67         --         67
Asset impairments
   Property, plant and equipment                       120        120         --
   Goodwill                                            212        212         --
Contractual obligations and other                       27         --         27
                                                      --------------------------
                                                      $572       $332       $240
                                                      ==========================

REORGANIZATION AND REALIGNMENT

On September 28, 1998, the Company announced a reorganization to realign its worldwide operations. In connection with the reorganization and realignment, and in accordance with EITF Issue 94-3 and SFAS 121, the Company recorded in the third quarter of 1998 a charge to operating expenses of $535 million ($347 million after taxes, or $.30 in net income per common share, fully diluted). For continuing operations, the charge to operations was $440 million ($285 million after taxes, or $.25 in net income per common share, fully diluted). There have been no material modifications to the scope of the original plan. The program was essentially complete at March 31, 2000.

      Details of the reorganization and realignment charges follow. The other benefits portion of employee-related expenses, shown below, includes fringe benefits, outplacement fees and special termination benefits related to pensions.

                                                    Utilized
                                           Initial   Through  Utilized     Total
(Millions)                               Provision      1999      2000   Program
--------------------------------------------------------------------------------
Employee-related expenses
   Severance payments                         $265      $141      $ 68      $209
   Other benefits                              120        99        35       134
Asset impairments
   Property, plant and equipment               122       122        26       148
   Other assets                                 13        13        --        13
Distributor buyout costs                        15        21        10        31
                                              ----------------------------------
                                              $535      $396      $139      $535
                                              ==================================

Severance payments were below the initial provision since the Company achieved efficiencies versus the original plan estimates in the actual severance rates paid to terminated employees. Asset impairment costs for property, plant and equipment were above the initial provision for two reasons. First, as factories were closed, there were certain instances where the Company chose not to redeploy equipment, as planned, at other facilities; and, second, the number of warehouse and office facility closures exceeded the original plan. The Company achieved the objectives and scope of the original distributor buyout program, although the effort was more costly than planned.

   In accordance with EITF Issue 94-3, certain expenses related to the program, primarily employee and equipment relocation, were not provided for, nor charged to, the reorganization and realignment reserve. Those expenses, which were therefore recognized as incurred, amounted to $9 million in 2000 and $61 million in 1999. The expenses were included in selling, general and administrative expenses. The effect of suspending depreciation for impaired assets was $9 million in 1999 and $3 million in 1998.

INCOME TAXES

Deferred income taxes are recognized for the expected tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

Income before income taxes and income tax expense are summarized below.

(Millions)                                              2000      1999     1998
-------------------------------------------------------------------------------
Income from continuing operations before income taxes
   United States                                      $  664    $1,116   $1,018
   Foreign                                               624       796      638
                                                      -------------------------
Total income before income taxes                      $1,288    $1,912   $1,656
                                                      =========================
Current tax expense
   Federal                                            $  365    $  181   $  337
   Foreign                                               233       244      327
   State                                                  25        22       58
Deferred tax expense
   Federal                                               (87)      134      (56)
   Foreign                                               (68)       82      (75)
   State                                                  (1)        1       (8)
                                                      -------------------------
Total income tax expense                              $  467    $  664   $  583
                                                      =========================

The effective tax rate increased in 2000, due primarily to the nondeductibility of certain asset impairment charges. Excluding the impact of the restructuring and asset impairment charge, the tax rate declined to 32.8%. The decrease was primarily attributable to the reduction of the tax rate in Germany and the Company's tax management strategies. A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.

                                                       2000      1999      1998
--------------------------------------------------------------------------------
Statutory Federal tax rate                             35.0%     35.0%     35.0%
Goodwill amortization and asset impairments             5.0        .3        .3
Rate differential on foreign income                    (2.9)      2.0       1.6
Effect of foreign currency translation                  (.2)       .5        .2
State taxes (net of Federal tax benefits)               1.2        .8       1.9
Benefit of foreign tax credits                         (4.2)     (3.5)     (3.3)
Other differences                                       2.4       (.3)      (.4)
                                                       ------------------------
Effective tax rate                                     36.3%     34.8%     35.3%
                                                       ========================

The components of deferred tax assets and deferred tax liabilities are shown below.

                                                          2000                               1999
                                             ------------------------------      -----------------------------
                                             Deferred Tax      Deferred Tax      Deferred Tax     Deferred Tax
(Millions)                                         Assets       Liabilities            Assets      Liabilities
--------------------------------------------------------------------------------------------------------------
Current
   Advertising and sales promotion                   $ 21              $ --              $ 19             $ --
   Benefit plans                                       60                --                52               --
   Discontinued operations                            102                --                --               --
   Restructuring and asset impairment                 142                --                67               --
   Miscellaneous reserves and accruals                104                --                62               --
   Operating loss and credit carryforwards              4                --                14               --
   Other                                              133                --                95               --
                                                     ---------------------------------------------------------
   Total current                                      566              $ --               309             $ --
                                                     ---------------------------------------------------------
   Net current                                       $566                                $309
                                                     ====                                ====
Noncurrent
   Benefit plans                                     $126              $ --              $111             $ --
   Intangibles                                         --               166                --              195
   Operating loss and credit carryforwards             27                --                51               --
   Property, plant and equipment                       --               356                --              326
   Other                                               --                74                --               45
                                                     ---------------------------------------------------------
   Total noncurrent                                   153               596               162              566
                                                     ---------------------------------------------------------
   Valuation allowance                               $ (7)                               $(19)
                                                     ====                                ====
   Net noncurrent                                                      $450                               $423
                                                                       ====                               ====
Total
   Net deferred tax assets/liabilities               $116                                                 $114
                                                     ====                                                 ====

PENSION PLANS AND OTHER RETIREE BENEFITS

The Company has various retirement programs, including defined benefit, defined contribution and other plans, that cover most employees worldwide. Other retiree benefits are health care and life insurance benefits provided to eligible retired employees, principally in the United States. The components of benefit expense for continuing operations follow.

                                             Pension Benefits        Other Retiree Benefits
                                         -----------------------    -----------------------
(Millions)                                2000     1999     1998     2000     1999     1998
-------------------------------------------------------------------------------------------
Components of net benefit expense:
   Service cost-benefits earned          $  64    $  67    $  65    $   6    $   6    $   6
   Interest cost on benefit obligation     122      112      119       19       16       17
   Estimated return on assets             (171)    (159)    (149)      (4)      (4)      (3)
   Net amortization                          5       13        7       (7)      (7)      (7)
   Plan curtailments and other              (3)      (7)      --       --       --       --
                                         -----------------------    -----------------------
                                            17       26       42       14       11       13
   Defined contribution plans                6        6        2       --       --       --
   Other defined benefit plans               9        9       10       --       --       --
                                         -----------------------    -----------------------
Total benefit expense                    $  32    $  41    $  54    $  14    $  11    $  13
                                         =======================    =======================

The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet follow.

                                                     Pension Benefits  Other Retiree Benefits
                                                     ----------------  ----------------------
(Millions)                                             2000      1999      2000      1999
---------------------------------------------------------------------------------------------
Change in benefit obligation:
   Balance at beginning of year                      $1,956    $2,022    $  261    $  240
   Benefit payments                                    (111)      (97)      (17)      (15)
   Service and interest costs                           185       179        24        22
   Amendments                                            26         5        --        21
   Actuarial (gains) losses                              78        22        (7)       (1)
   Plan settlements                                      --       (93)       --        --
   Plan curtailments                                    (33)       (6)       --        --
   Divestitures                                         (71)       --        --        --
   Currency translation adjustment                      (69)      (76)       (2)       (6)
                                                     ----------------    ----------------
   Balance at end of year                            $1,961    $1,956    $  259    $  261
                                                     ================    ================

Change in fair value of plan assets:
   Balance at beginning of year                      $2,052    $1,957    $   41    $   36
   Actual return on plan assets                          42       275        (1)        5
   Employer contribution                                 31        39        --        --
   Benefit payments                                     (91)      (78)       --        --
   Divestitures                                         (87)       --        --        --
   Plan settlements                                      --       (91)       --        --
   Currency translation adjustment                      (69)      (50)       --        --
                                                     ----------------    ----------------
   Balance at end of year                            $1,878    $2,052    $   40    $   41
                                                     ================    ================

Plan assets greater (less) than benefit obligation   $  (83)   $   96    $ (219)   $ (220)
Unrecognized prior service cost and
   transition obligation                                 44        50        18        19
Unrecognized net loss (gain)                            128       (71)      (90)      (95)
Minimum liability adjustment included in:
   Intangible assets                                     (6)      (13)       --        --
   Stockholders' equity                                 (34)      (30)       --        --
                                                     ----------------    ----------------
Net prepaid (accrued) benefit cost                   $   49    $   32    $ (291)   $ (296)
                                                     ================    ================

The values at December 31 for pension plans with accumulated benefit obligations in excess of plan assets follow.

(Millions)                                                   2000           1999
--------------------------------------------------------------------------------
Projected benefit obligation                                 $513           $516
Accumulated benefit obligation                                445            453
Fair value of plan assets                                     277            283

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below.

(Percent)                                             2000       1999       1998
--------------------------------------------------------------------------------
Discount rate                                          7.0        6.8        6.3
Long-term rate of return on assets                     9.1        9.1        8.6
Rate of compensation increases                         4.7        4.7        3.9

The weighted average assumptions used in determining related obligations of other retiree benefit plans are shown below.

(Percent)                                              2000       1999      1998
--------------------------------------------------------------------------------
Discount rate                                           7.2        7.5       6.5
Long-term rate of return on assets                     10.0       10.0       9.0

The assumed health care cost trend rate for 2001 and all subsequent years is 5.0%. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 18%, and interest and service cost by 22%. A one percentage point decrease in the trend rate would have decreased the accumulated postretirement benefit obligation by 14%, and interest and service cost by 17%. The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. ESOP accounts held by participants reduced the Company's obligations by $189 million and $144 million at December 31, 2000 and 1999, respectively. Account balances are assumed to have an annual yield of 12%. A retiree health benefits account within the Company's principal domestic pension plan also will be used to pay these costs.

EMPLOYEE STOCK OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.

      On April 25, 2000, the trustee for the ESOP trust redeemed the Series C preferred stock held by the trust for common stock. The redemption was made by the trustee in order to receive the common stock dividend, which now provides a higher return to holders than the preferred stock dividend. The redemption had no impact on fully diluted earnings per share and closed the gap between basic and fully diluted earnings per share. The preferred shares had a stated cost of $84 million and were redeemed for common stock held in the Company's treasury, at a cost of $174 million. Total stock holders' equity did not change as a result of the redemption.

STOCK COMPENSATION PLANS AND CAPITAL STOCK

At December 31, 2000, the Company had stock-based compensation plans described below that included the premerger plans of Duracell.

Stock Option Plans

Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Outstanding options have seven- to 10-year terms.

      Options granted prior to April 17, 1997, are exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. For options granted to employees after April 16, 1997, one-third of the options become vested on each of the first three anniversaries of the stock option award date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options) and the granting of incentive stock options.

      The Company applied APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS 123, net income would have been reduced by $81 million in 2000, $146 million in 1999 and $100 million in 1998. The impact of this charge on net income per common share, both basic and assuming full dilution, would have been $.08, $.13 and $.09 in 2000, 1999 and 1998, respectively. The weighted average fair value of options granted was $10.58 in 2000, $14.64 in 1999 and $14.12 in 1998. The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions.

                                                  2000         1999         1998
--------------------------------------------------------------------------------
Risk-free interest rates                          6.3%         6.1%         5.7%
Expected option lives                        4.9 years    4.7 years    4.5 years
Expected volatilities                            33.4%        30.4%        19.2%
Expected dividend yields                          2.0%         1.3%          .9%

A summary of the status of the Company's stock option plans at December 31, 2000, 1999 and 1998, follows.

                                            2000                       1999                       1998
                                 ------------------------   ------------------------   ------------------------
                                                 Weighted                   Weighted                   Weighted
                                                  Average                    Average                    Average
                                     Options     Exercise       Options     Exercise       Options     Exercise
                                 (Thousands)        Price   (Thousands)        Price   (Thousands)        Price
---------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      51,956       $39.79        43,659       $35.49        38,828       $27.18
Granted                               11,404        32.04        15,322        45.19        10,984        56.29
Exercised                             (2,071)       17.48        (5,745)       18.94        (5,635)       17.53
Cancelled                             (2,320)       47.86        (1,280)       51.52          (518)       48.59
                                      -------------------        -------------------        -------------------
Outstanding at year-end               58,969       $38.76        51,956       $39.79        43,659       $35.49
                                      ===================        ===================        ===================
Options exercisable at year-end       35,067                     26,962                     26,321
                                      ======                     ======                     ======

The following table summarizes information about fixed stock options outstanding at December 31, 2000.

                                          Outstanding                                       Exercisable
                      -----------------------------------------------------        ------------------------------
                                        Weighted Average
Range of                  Options        Remaining Years   Weighted Average            Options   Weighted Average
Exercise Prices       (Thousands)    of Contractual Life     Exercise Price        (Thousands)     Exercise Price
-----------------------------------------------------------------------------------------------------------------
    $  8-21                 9,451                    3.5             $17.28              9,451             $17.28
      21-33                16,784                    8.1              31.05              5,621              29.14
      35-48                23,075                    7.8              45.85             13,619              46.39
      50-60                 9,659                    7.5              56.24              6,376              56.29
                           ------------------------------------------------             -------------------------
    $  8-60                58,969                    7.1             $38.76             35,067             $37.58
                           ================================================             =========================

Stock Equivalent Unit Plan

Eligible Gillette employees participate in the Stock Equivalent Unit Plan, which provides for awards of basic stock units to key employees. Each unit is treated as equivalent to one share of the Company's common stock. However, the employee only receives appreciation, if any, in the market value of the stock and dividend equivalent units as dividends are paid. Appreciation on basic stock units is limited to 100% of the original market value. Benefits accrue over seven years, and vesting commences in the third year. Plan expense amounted to $7 million in 2000, $10 million in 1999 and $9 million in 1998.

Share Repurchase Program

The Company has an ongoing share repurchase program that authorizes the purchase of up to 125 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. From the inception of the program through December 31, 1999, the Company repurchased 69 million shares in the open market for $3,173 million.

      In 2000, the Company repurchased 25 million shares in the open market for $911 million. The Company plans to purchase the remaining authorized shares in the open market or in privately negotiated transactions, depending on market conditions and other factors.

      In 2000, the Company continued to sell equity put options as an enhancement to its ongoing share repurchase program and earned $23 million in premiums. These options provide the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expire "in the money" (the option strike price is greater than the closing price for Gillette common stock on the expiration date). In addition, the premiums received are a source of funding for share purchases. The options are exercisable only on the last day of their term. The Company, at its discretion, may elect to settle by paying net cash or by purchasing the shares.

      The put option prices were based on the market value of the Company's stock at the date of issuance. The redemption value of the outstanding options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying consolidated balance sheet as "Contingent Redemption Value of Common Stock Put Options." At December 31, 2000 and 1999, no "in the money" obligations existed on outstanding options.

Preferred Stock Purchase Rights

At December 31, 2000, the Company had 527 million preferred stock purchase rights outstanding, representing one-half right for each share of common stock outstanding. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

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

      At December 31, 2000, there were authorized 5,000,000 shares of preferred stock without par value, of which 400,000 Series A shares were reserved for issuance upon exercise of the rights.

OPERATING SEGMENTS AND RELATED INFORMATION

The following table presents certain operating segment information.

(Millions)                 Blades &   Toiletries     Duracell       Oral-B        Braun          All         Total   Discontinued
2000                         Razors                  Products     Products     Products        Other                   Operations
---------------------------------------------------------------------------------------------------------------------------------
Net sales                   $ 3,407      $   978      $ 2,577      $   676      $ 1,657      $    --       $ 9,295        $   691
Profit from operations        1,340           76          439           75          218         (636)        1,512             (8)
Identifiable assets           3,740          538        3,304          636        1,343          652        10,213            189
Capital expenditures            477           52          156           11           93            4           793             26
Depreciation                    222           43           59           30           83           30           467             27

1999
---------------------------------------------------------------------------------------------------------------------------------
Net sales                   $ 3,167      $ 1,062      $ 2,726      $   616      $ 1,583      $    --       $ 9,154        $   743
Profit from operations        1,206           85          606           77          154          (41)        2,087             18
Identifiable assets           3,532          696        3,310          663        1,602          809        10,612          1,174
Capital expenditures            459           85          145           40          130           30           889             43
Depreciation                    186           29           56           23           83           22           399             21

1998
---------------------------------------------------------------------------------------------------------------------------------
Net sales                   $ 3,028      $ 1,214      $ 2,576      $   642      $ 1,740      $    --       $ 9,200        $   856
Profit from operations        1,153           54          597          101          291         (420)        1,776             13
Identifiable assets           3,378          771        3,288          680        1,679          834        10,630          1,272
Capital expenditures            453           69          144           62          135           89           952             48
Depreciation                    167           27           51           18           73           13           349             24

Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-makers. Each segment contains closely related products that are unique to the particular segment.

      The Blades & Razors segment consists of blades and razors. The Toiletries segment includes shave preparations, after-shaves and deodorants/antiperspirants. The Duracell Products segment consists of consumer batteries. The Oral-B Products segment primarily comprises toothbrushes and interdental products. Included in the Braun Products segment are electric shavers and hair epilators, as well as oral care, household, hair care and personal diagnostic appliances. Discontinued Operations contains the Stationery Products segment, which was sold on December 29, 2000.

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

      The $572 million charge to profit from operations in 2000 for restructuring and asset impairment expenses and the $440 million charge to profit from operations in 1998 for reorganization and realignment expenses are not assigned to the operating segments in the accompanying table, since the elements of the charge are managed separately from the segments.

      Had the Company allocated the charge by segment, the amounts for 2000 would have been as follows: Blades & Razors, $91 million; Toiletries, $133 million; Duracell Products, $135 million; Oral-B Products, $27 million; and Braun Products, $186 million. The amounts for 1998 would have been as follows:
Blades & Razors, $117 million; Toiletries, $47 million; Duracell Products, $128 million; Oral-B Products, $68 million; Braun Products, $69 million; and All Other, $11 million.

      The All Other column includes items not allocated to operating segments. Profit from operations includes all unallocated income/expense items, including corporate headquarters expenses, as well as the $572 million charge for restructuring and asset impairment in 2000 and the $440 million charge for reorganization and realignment expenses in 1998. Identifiable assets includes deferred income tax assets, nonqualified benefit trusts, construction-in-progress costs related to Corporate Information Technology initiatives and other financial instruments managed by the Corporate Treasury Department. Capital expenditures is primarily related to Corporate Information Technology initiatives.

Net sales by geographic area follow.
(Millions)                                          2000        1999        1998
--------------------------------------------------------------------------------
Foreign                                           $5,539      $5,522      $5,749
United States                                      3,756       3,632       3,451
                                                  ------------------------------
                                                  $9,295      $9,154      $9,200
                                                  ==============================

Long-lived assets at December 31 follow.
--------------------------------------------------------------------------------
Germany                                           $  704      $  655      $  574
Other Foreign                                      1,145       1,178       1,169
                                                  ------------------------------
Total Foreign                                      1,849       1,833       1,743
United States                                      1,701       1,634       1,542
                                                  ------------------------------
                                                  $3,550      $3,467      $3,285
                                                  ==============================

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Millions, except per share amounts)                    Three Months Ended
                                        ---------------------------------------------------
2000                                    March 31      June 30   September 30    December 31   Total Year
--------------------------------------------------------------------------------------------------------
Net sales                                 $1,907       $2,249         $2,321         $2,818       $9,295
Gross profit                               1,219        1,440          1,469          1,783        5,911
Profit from operations                       442          499            575             (4)       1,512
Income from continuing
   operations before income taxes            389          444            524            (69)       1,288
Discontinued operations, net of tax           (2)        (427)            --             --         (429)
Net income                                   258         (131)           350            (85)         392
Net income per common share,
   basic (a)
   Continuing operations                     .24          .28            .33           (.08)         .78
   Discontinued operations                    --         (.41)            --             --         (.41)
   Net income                                .24         (.13)           .33           (.08)         .37
Net income per common share,
   assuming full dilution(a)
   Continuing operations                     .24          .28            .33           (.08)         .77
   Discontinued operations                    --         (.41)            --             --         (.40)
   Net income                                .24         (.13)           .33           (.08)         .37
Dividends declared per common share          .16 1/4       --            .16 1/4        .32 1/2      .65
Dividends paid per common share              .14 3/4      .16 1/4        .16 1/4        .16 1/4      .63 1/2
Stock price range: (composite basis)
   High                                    43.00        41.69          34.81          37.19        43.00
   Low                                     28.19        30.88          27.19          27.13        27.13

1999
--------------------------------------------------------------------------------------------------------
Net sales                                 $1,796       $2,205         $2,354         $2,799       $9,154
Gross profit                               1,164        1,382          1,476          1,740        5,762
Profit from operations                       446          477            594            570        2,087
Income from continuing
   operations before income taxes            411          444            545            512        1,912
Discontinued operations, net of tax            1           10             (3)             4           12
Net income                                   269          300            352            339        1,260
Net income per common share,
   basic (a)
   Continuing operations                     .24          .26            .33            .32         1.14
   Discontinued operations                    --          .01             --             --          .01
   Net income                                .24          .27            .33            .32         1.15
Net income per common share,
   assuming full dilution (a)
   Continuing operations                     .24          .25            .32            .32         1.13
   Discontinued operations                    --          .01             --             --          .01
   Net income                                .24          .26            .32            .32         1.14
Dividends declared per common share           --          .14 3/4        .14 3/4        .29 1/2      .59
Dividends paid per common share              .12 3/4      .14 3/4        .14 3/4        .14 3/4      .57
Stock price range: (composite basis)
   High                                    64.38        60.19          48.38          45.44        64.38
   Low                                     44.75        40.50          33.06          33.88        33.06

(a) Earnings per common share are computed independently for each of the periods presented and, therefore, may not add up to the total for the year.

Historical Financial Summary
The Gillette Company and Subsidiary Companies

(Millions, except per share amounts and employees)     2000(a)          1999      1998(b)         1997      1996(c)         1995
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net Sales (d)                                          $ 9,295         9,154        9,200        9,138        8,783        7,972
Profit from Operations (d)                             $ 1,512         2,087        1,776        2,168        1,514        1,690
Income before Income Taxes
   Continuing                                          $ 1,288         1,912        1,656        2,065        1,403        1,591
   Discontinued                                        $  (531)           18           13          156          122          109
                                                       -------------------------------------------------------------------------
                                                       $   757         1,930        1,669        2,221        1,525        1,700
Net Income
   Continuing                                          $   821         1,248        1,073        1,327          871        1,000
   Discontinued                                        $  (429)           12            8          100           78           69
                                                       -------------------------------------------------------------------------
                                                       $   392         1,260        1,081        1,427          949        1,069
Average Common Shares Outstanding
   Basic                                                 1,054         1,089        1,117        1,118        1,107        1,100
   Assuming full dilution                                1,063         1,111        1,144        1,148        1,140        1,129
Per Common Share Data
Net Income per Common Share:
   Basic
     Continuing                                        $   .78          1.14          .95         1.18          .78          .91
     Discontinued                                      $  (.41)          .01          .01          .09          .07          .06
                                                       -------------------------------------------------------------------------
                                                       $   .37          1.15          .96         1.27          .85          .97
   Assuming full dilution
     Continuing                                        $   .77          1.13          .94         1.15          .76          .89
     Discontinued                                      $  (.40)          .01          .01          .09          .07          .06
                                                       -------------------------------------------------------------------------
                                                       $   .37          1.14          .95         1.24          .83          .95
Dividends Declared per Common
   Share:
   Gillette                                            $   .65           .59          .51          .43          .36          .30
   Duracell                                            $                                                        .58          .52
Stock Price, December 31                               $ 36.13         41.19        47.81        50.22        38.88        26.06
Balance Sheet Data
Net Property, Plant and Equipment (d)                  $ 3,550         3,467        3,285        2,918        2,404        1,882
Total Assets (d)                                       $10,213        10,612       10,630        9,636        9,171        7,747
Long-Term Debt                                         $ 1,650         2,931        2,256        1,476        1,490        1,048
Stockholders' Equity (d)                               $ 1,924         3,060        4,543        4,841        4,471        3,879
Other Information
Net Interest Expense                                   $   218           129           86           69           67           73
Depreciation and Amortization (d)                      $   535           464          421          384          347          310
Capital Expenditures (d)                               $   793           889          952          933          787          549
Employees (d)                                           35,200        37,600       39,800       40,500       40,400       38,100

(a) In 2000, a charge for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $572 million, net income by $430 million and net income per common share, both basic and assuming full dilution, by $.41.
(b) In 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $440 million, net income by $285 million, net income per common share, basic, by $.26 and net income per common share, assuming full dilution, by $.25.
(c) In 1996, charges for merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million, net income per common share, basic, by $.26 and net income per common share, assuming full dilution, by $.25.
(d)   Represents continuing operations

Corporate and Stockholder Information

ANNUAL MEETING

The Annual Meeting of Stockholders will take place on Thursday, April 19, 2001, at the John F. Kennedy Library and Museum, Columbia Point, Boston, Massachusetts. The meeting will convene at 10 a.m.

CORPORATE HEADQUARTERS

Prudential Tower Building
Boston, Massachusetts 02199
(617) 421-7000
Via Internet: www.gillette.com

INCORPORATED

State of Delaware

COMMON STOCK

Major stock exchanges: New York, Boston, Chicago, Pacific, Frankfurt

New York Stock Exchange Symbol: G

At year-end, stockholders numbered 53,700, living in all 50 states and more than 50 countries abroad.

TRANSFER AGENT AND REGISTRAR

Fleet National Bank
c/o EquiServe L.P.
P.O. Box 43016
Providence, Rhode Island 02940-3016
(781) 575-2322
By fax: (781) 828-8813
Toll-free: (888) 218-2841
Hearing impaired: (800) 952-9245 (TTY/TDD)
Via Internet: www.equiserve.com

AUDITORS

KPMG LLP

FINANCIAL INFORMATION

The Gillette Company offers free of charge this Annual Report, which includes Form 10-K, as well as quarterly earnings reports and other announcements concerning financial results.

Printed copies of these materials may be requested by writing to the Office of the Secretary; by calling toll-free (877) 788-4463 from within the United States; or by calling (703) 386-1171 from outside the United States.

      Financial information also may be reviewed, downloaded or requested in printed form by accessing the Investors' section of www.gillette.com.

INVESTLINK - DIRECT STOCK
PURCHASE PROGRAM

InvestLink is a direct stock purchase program sponsored and administered by Fleet National Bank, the Company's Transfer Agent. InvestLink provides an economical, convenient way to purchase your first shares or to purchase additional shares of Gillette common stock directly from the Company. Program participants also may reinvest their cash dividends through InvestLink.

     Interested individuals may request an investor kit by writing to the Transfer Agent; by calling toll-free (877) 788-4463 from within the United States; by calling (703) 386-1171 from outside the United States; or by accessing the Investors' section of www.gillette.com.

ELECTRONIC PROXY MATERIAL DISTRIBUTION

The Company is pleased to offer its registered stockholders and participants in its Employees' Savings Plan and ESOP the option of receiving proxy material electronically. Registered stockholders and plan participants may authorize electronic delivery or obtain more information at www.econsent.com/g/.

     Beneficial stockholders should contact their brokerage firms to determine the availability of electronic proxy material distribution.

Directors and Officers

DIRECTORS

Warren E. Buffett(2)
Chairman and
Chief Executive Officer,
Berkshire Hathaway Inc.

Edward F. DeGraan
President

Wilbur H. Gantz(3,4)
Former Chairman and
Chief Executive Officer,
PathoGenesis Corporation

Michael B. Gifford(1,3)
Chairman of the Board,
Danka Business Systems PLC

Carol R. Goldberg(2,4)
President,
The Avcar Group, Ltd.

Dennis F. Hightower(1,3,4)
Chief Executive Officer,
Europe Online Networks, S.A.

Herbert H. Jacobi(2,3,4)
Chairman of the Supervisory
Board, HSBC Trinkaus &
Burkhardt KGaA

James M. Kilts(2)
Chairman of the Board

Henry R. Kravis(1,2,3)
General Partner, Kohlberg Kravis
Roberts & Co., L.P.

Jorge P. Lemann(1,3)
General Partner,
GP Investimentos

Richard R. Pivirotto(2,4)
President,
Richard R. Pivirotto Co., Inc.

Marjorie M. Yang(1,3)
Chairman,
Esquel Group of Companies

Alfred M. Zeien(3)
Retired Chairman of the Board,
The Gillette Company

(1) Audit Committee
(2) Executive Committee
(3) Finance Committee
(4) Personnel Committee
Committee Chair(1,2,3,4)

OFFICERS

Chairman of the Board and
Chief Executive Officer
James M. Kilts

President and
Chief Operating Officer
Edward F. DeGraan

Executive Vice President
Jorgen Wedel
Commercial Operations,
Europe and AMEE

Senior Vice Presidents
Charles W. Cramb, Finance

Robert E. DiCenso,
Personnel and Administration

John F. Manfredi,
Corporate Affairs

Richard K. Willard, Legal

Vice Presidents
Duncan J. Adamson,
Internal Audit

Allan G. Boath,
Global Business Management

Gian U. Camuzzi, Treasurer

James P. Connolly, Legal

Michael T. Cowhig,
Global Supply Chain and
Business Development

Edward E. Guillet,
Human Resources

A. Wallace Hayes
Corporate Product Integrity

David B. Jasie, Chairman's Office

Eric A. Kraus,
Corporate Communications

Roland L. Loper, Investor Relations

Royall M. Mack, Sr., Civic Affairs

John M. McGowan, Taxation

Claudio E. Ruben, Controller

John C. Terry,
Advanced Technologies

Dieter Timmermann,
Corporate Information
Technology and Applications

Michelle E. Viotty,
New Business Development

Patent and Trademark Counsel
Donal B. Tobin

Secretary
William J. Mostyn III

Assistant  Treasurer
Gail F. Sullivan

Associate General Counsels
Carol S. Fischman
Kevin Loftus
Timothy N. MacCaw

Assistant General Counsels
John B. Gatlin
Deborah Marson
Peter G.V. Mee