Form 10-K, Exhibit 13
period 2001-12-31
GILLETTE CO
filed 2002-03-27
CIK 41499

                                                                      Exhibit 13


                      Management's Discussion and Analysis

                of Financial Condition and Results of Operations

                  The Gillette Company and Subsidiary Companies

                              RESULTS OF OPERATIONS

Net Sales

Net sales in 2001 were $8.96 billion, 3% below those of 2000. Excluding the adverse effect of exchange, 3%, sales were level with those of the prior year. The level sales were attributable to favorable pricing of 1%, offset by negative volume/mix of 1%, which included the significant unfavorable impact of trade inventory reductions. Net sales in 2000 were $9.22 billion, 2% above those of 1999. Excluding the adverse effect of exchange, 5%, and the divestiture of the White Rain hair care line, 1%, sales climbed 8%. The 8% sales growth was attributable to favorable volume/mix of 6% and pricing of 2%.

An analysis of sales by business segment follows.

                                                           % increase/(decrease)
                                                           ---------------------
Years ended December 31,        2001        2000      1999     01/00       00/99
-------------------------- ---------   --------- --------- ---------   ---------
(millions)

 Blades & Razors            $3,416      $3,394    $3,143       1           8
 Personal Care                 877         960     1,041      (9)         (8)
 Duracell                    2,365       2,567     2,709      (8)         (5)
 Oral Care                   1,270       1,204     1,114       6           8
 Braun                       1,033       1,100     1,067      (6)          3
--------------------------  ------      ------    ------     ----        ---
                            $8,961      $9,225    $9,074      (3)          2
--------------------------  ------      ------    ------     ----        ---

 See Notes to Consolidated Financial Statements for segment data.

Sales of blades and razors were 1% higher than those of the prior year. Without the adverse effect of exchange, sales grew 4%. Strong shipments of the new Gillette for Women Venus shaving system in North America and Europe offset the lower volumes that resulted from the Company's program to reduce trade inventories of blades. This trade inventory reduction will enhance the comparison of 2002 sales with those of 2001. In 2000, sales of blades and razors were 8% higher than those of the previous year, due primarily to strong sales of the Mach3 shaving system in North America, Europe and Latin America, including the successful launch of the Mach3 system in Brazil.

      Personal care sales were 9% below those of 2000, but would have been 5% below that year's level without the negative effect of exchange and the divestiture of White Rain hair care products in April 2000. Sales declined in shave preparations, as well as in antiperspirants/deodorants. In 2000, personal care sales decreased 8% from those of the prior year, due primarily to the divestiture of the White Rain brand.

      Sales of Duracell products fell 8% from those of 2000. Excluding the adverse effect of exchange, sales were 6% lower than in the prior year. The sales decline reflected the Company's efforts to reduce trade inventory levels and a change in mix, as the proportion of CopperTop battery sales increased versus those of the premium- priced Duracell Ultra brand. The new CopperTop battery, which replaced the former Copper & Black design, was introduced in the U.S. in June, backed by a comprehensive advertising and promotional campaign. In 2000, sales of Duracell products declined 5%, as a substantial increase in sales of Duracell Ultra batteries was more than offset by much lower sales of both Copper & Black and non-Duracell branded batteries. Contributing to the lower sales were increased competition faced by the Copper & Black brand in North America and the depreciation of the Euro.

      Oral care sales were 6% above those of 2000, reflecting gains in all geographies, but would have been 9% higher than that year's level without the impact of unfavorable exchange. Strong gains in power oral care products more than offset lower sales of manual oral care products. The new Braun Oral-B battery-powered toothbrush started its rollout in the U.S. and Europe during the year, and initial trade and consumer response was encouraging. In 2000, sales of oral care products were 8% above those of 1999. This sales growth was paced by Latin America, where economic conditions improved and the rollout of the premium CrossAction toothbrush to the region's largest markets was completed. In North America, sales growth also reflected new product activity, including the third-quarter launch of the Oral-B Advantage Plus toothbrush.

      Sales of Braun products were 6% below those of the previous year. Excluding the impact of exchange, Braun sales were 2% lower than in the prior year, reflecting reduced product offerings within non-shaving categories. In 2000, Braun sales rose 3% from those of 1999. Sales advances were achieved across all geographies except Europe, where growth was restrained by the depreciation of the Euro. Particularly noteworthy were sales of the Braun Syncro electric shaver, which drove gains in Germany and Japan.

      The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 12% of sales in 2001. These sales occurred primarily in the United States and were across all product segments.


Gross Profit

Gross profit was $5.55 billion in 2001, $5.76 billion in 2000 and $5.59 billion in 1999. As a percent of sales, gross profit was 62.0% in 2001, compared with 62.4% in 2000 and 61.6% in 1999. In 2001, the margin decline was mainly due to lower Duracell and blade and razor margins. Duracell gross profit margin declined, due to a higher proportion of lower margin CopperTop battery sales. Margin for blades and razors also decreased, reflecting the greater proportion of razor sales resulting from the launch of the new Gillette for Women Venus shaving system. Braun and oral care showed improved gross profit margin, reflecting manufacturing efficiencies and favorable product mix, while personal care showed little change in gross profit margin. In 2000, margin improvement was due to favorable sales mix and improved manufacturing efficiencies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to 43.3% of net sales, compared with 39.8% and 38.6% in 2000 and 1999, respectively. In absolute terms, these expenses increased 6% in 2001 and 5% in 2000. In 2001, $576 million was spent on advertising, including sampling, and $1,196 million on sales promotion, for a total of $1,772 million, an increase of 1% over the 2000 spending level. This spending compares with 2000 amounts of $539 million, $1,215 million and $1,754 million, respectively. In 1999, these amounts were $513 million, $1,016 million and $1,529 million, respectively. The 7% rise in advertising spending in 2001 was in line with our objective to increase our advertising investment levels. Total direct marketing expenses in 2001 represented 19.8% of sales, compared with 19.0% and 16.8% in 2000 and 1999, respectively. In 2001, other marketing and administrative expenses were 10% above those of the prior year, due to continued substantial investment behind our merchandising activity. Other marketing and administrative expenses declined 3% in 2000, reflecting a full year of benefits from the September 1998 reorganization and realignment program.

Profit from Operations

Profit from operations was $1.50 billion in 2001, compared with $1.51 billion in 2000 and $2.09 billion in 1999.

         Before restructuring and asset impairment charges of $172 million in 2001 and $572 million in 2000, profit from operations was $1.67 billion in 2001 and $2.08 billion in 2000. Excluding the restructuring and asset impairment charges in 2001 and 2000, profit from operations in 2001 represented 18.6% of sales, compared with 22.6% in 2000 and 23.0% in 1999. Operating profits in 2001 were 20% below those of 2000, due to lower net sales, higher advertising spending and other marketing and administrative expenses. Operating profits in 2000 were virtually unchanged from those of 1999, as improved gross profit margin and cost savings from other operating expenses were offset by significant increases in marketing expenses.

      In 1999, the Company incurred $61 million of incremental expenses related to the reorganization and realignment program, primarily for equipment and employee relocation and training. These expenses were not included as part of the original reserve, due to the requirements of the accounting standards. In addition, a gain of $22 million on the sale of land and a building was recognized in 1999.

An analysis of operating profit by business segment follows. The 2001 and 2000 restructuring and asset impairment charges are included in Corporate/Other.


                                                          %increase/(decrease)
                                                           ------------------
Years ended December 31,        2001        2000      1999 01/00        00/99
-------------------------- ---------   --------- --------- -------   --------
(millions)

 Blades & Razors            $1,141      $1,272    $1,144     (10)        11
 Personal Care                  68         100        93     (32)         8
 Duracell                      217         456       608     (52)       (25)
 Oral Care                     240         226       224       6          1
 Braun                          98          94        60       4         56
--------------------------  ------      ------    ------     ---        ---
                             1,764       2,148     2,129     (18)         1

 Corporate/Other              (266)       (636)      (42)
--------------------------  ------      ------    ------
                            $1,498      $1,512    $2,087
--------------------------  ------      ------    ------

 See Notes to Consolidated Financial Statements for segment data.

Blade and razor profits were 10% lower in 2001, due to lower gross profit margin, increased advertising support and higher administrative costs. In 2000, blade and razor profits were 11% higher than those of the year before, due primarily to the sales growth of the Mach3 shaving system in North America, Europe and Latin America.

      Personal care profits were 32% lower than those of the prior year, due to lower sales and increased administrative costs. In 2000, personal care profits were 8% above those of the previous year.

      Duracell profit from operations was 52% below that of the year before, the result of lower sales, greater advertising support and increased overhead costs. In 2000, Duracell profit from operations was 25% lower than in 1999, reflecting both lower sales and increased marketing spending.

      Oral care profit from operations was 6% above that of 2000, due primarily to increased sales and higher gross profit margin. Direct marketing support was level with that of the prior year, and overhead expenses were higher. In 2000, oral care profit from operations was 1% above that of the previous year, as higher sales were offset by increased marketing expenses to support new product launches.

      Braun profit from operations was 4% higher than in 2000, reflecting improved gross profit margin. Spending rates for marketing expenses and overheads were in line with those of the prior year. In 2000, Braun profit from operations was 56% higher than in 1999, reflecting sales growth, improved mix and lower overhead expenses.

Nonoperating Charges/Income

Net interest expense amounted to $141 million in 2001, $218 million in 2000 and $129 million in 1999. Net interest expense fell in 2001, because of lower interest rates and reduced borrowings. Net interest expense rose in 2000, due to increased borrowings to fund the share repurchase program and higher interest rates. A net exchange loss of $3 million in 2001, which compared with a net exchange gain of $8 million in 2000 and a loss of $35 million in 1999, was due primarily to subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations of net foreign investments in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 33. In 2001, the unfavorable translation adjustment was $93 million, compared with unfavorable translation adjustments of $249 million in 2000 and $205 million in 1999, reflecting significant exchange rate movements.

Taxes and Income from Continuing Operations

The effective tax rate was 32.2% in 2001, compared with rates of 36.3% in 2000 and 34.8% in 1999. The effective tax rate decreased in 2001, due primarily to the nondeductibility of certain asset impairment charges in 2000. Excluding the impact of the restructuring and asset impairment charges in both 2001 and 2000, the tax rate declined to 31% in 2001 from 32.8% in 2000.

      Income from continuing operations was $910 million in 2001, compared with $821 million in 2000 and $1,248 million in 1999. Fully diluted net income per common share from continuing operations was $.86 in 2001, compared with $.77 and $1.13 in 2000 and 1999, respectively.

      Excluding the restructuring and asset impairment charges in 2001 and 2000, income from continuing operations was $1,045 million in 2001, compared with $1,251 million in 2000 and $1,248 million in 1999. Fully diluted net income per common share from continuing operations was $.99 in 2001, compared with $1.18 and $1.13 in 2000 and 1999, respectively.

Financial Condition

The Company's financial condition strengthened during 2001. Cash provided by operations is the Company's primary source of funds to finance operating needs and capital expenditures and to pay dividends. During 2001, the Company generated $2.09 billion in cash from operations, a 31% increase over 2000. The increase reflected improvements in working capital, principally from accounts receivable collections. The strong working capital performance allowed the Company to reduce net debt (total debt net of associated swaps, less cash and cash equivalents) by $1.13 billion during 2001. Net debt at December 31, 2001, was $3.32 billion, compared with $4.45 billion and $4.53 billion at December 31, 2000 and 1999, respectively. As a component of net debt, cash and cash equivalents increased $885 million in 2001 to $947 million and were invested primarily in highly liquid deposits and marketable securities of institutions with high credit quality. Cash from operating activities of $1.60 billion in 2000 compared with $1.43 billion in 1999. An additional source of cash in 2000 was the sale of the Stationery Products business for $528 million.

      The market value of outstanding Gillette equity was $35 billion at the end of 2001, compared with $38 billion at the end of 2000. The Company's book equity position was $2.14 billion at the end of 2001, compared with $1.92 billion at the end of 2000 and $3.06 billion at the end of 1999. The decrease in book equity in 2000 was due primarily to the Gillette share repurchase program.

      Capital spending decreased to $624 million in 2001, compared with $793 million in 2000 and $889 million in 1999. Spending in all three years reflected substantial investments in blades and razors, as well as in the Duracell segment.

      Share repurchase funding in 2001, net of proceeds received from the sale of put options on Company stock, amounted to $3 million, compared with $921 million in 2000 and $1,949 million in 1999.

      The Company's long-term credit ratings of AA- from Standard & Poor's and Aa3 from Moody's and commercial paper ratings of A1+ from Standard & Poor's and P1 from Moody's provide a high degree of flexibility in obtaining funds. To support its commercial paper program, the Company entered into a $1.65 billion, 364-day revolving bank credit agreement on October 16, 2001, that replaced the $1.4 billion revolving bank credit agreement that expired in October 2001 and the $550 million revolving bank credit agreement that was due to expire in December 2001. The Company plans to renew the credit facility in 2002 and does not foresee any problems in doing so. The revolving bank credit agreement requires an earnings-to-interest-expense ratio above 6.5X at each quarter end for the four quarters then ended. At December 31, 2001, the interest coverage ratio, at 10.3X, was well above the required ratio. The Company believes it has sufficient alternative sources of higher cost funding available to replace its commercial paper program, if necessary.

      At year-end 2001, there was $1.98 billion outstanding under the Company's commercial paper program, compared with $2.04 billion at the end of 2000 and $2.41 billion at the end of 1999. On September 26, 2001, the Company issued a $200 million U.S.-denominated 5.25% Euro note due December 2006. The Company subsequently repurchased $75 million of the Euro note on October 12, 2001, and on October 18, 2001, reissued a $75 million floating rate Euro note, due January 2003. The repurchase had no impact on earnings. On December 5, 2001, the Company issued a $250 million U.S.-denominated 3.75% note due December 2004. The proceeds from the debt issuances were used to reduce commercial paper borrowing. During 2000, the Company issued Euro-denominated notes for $228 million, due December 2002, and entered into a $264 million Euro-denominated debt obligation, with redemption rights in December 2001.

      Through its strong brands, leading market positions and improving financial condition, Gillette will continue to have capital available for growth through both internally generated funds and significant credit resources. The Company has substantial unused lines of credit and access to worldwide financial markets, enabling the Company to raise funds at favorable rates.

      The Company has contractual obligations payable or maturing in the following years.

                                                              2003,     2005,           2007
At December 31, 2001,                              2002       2004      2006      and beyond       Total
--------------------------------------------   --------   ---------   -------   ------------   ---------
(millions)

 Long-term debt, including current portion      $  420    $  993      $625          $  -        $2,038
 Loans payable                                   2,235         -         -             -         2,235
 Operating leases                                   94       139       100           131           464
--------------------------------------------    ------    ------      ----          ----        ------
                                                $2,749    $1,132      $725          $131        $4,737

The Company has no material contingent commitments. The Company has no material "off balance sheet" liabilities or nonconsolidated Special Purpose Entities.

Market Risk

The Company is subject to market risks, such as changes in currency and interest rates that arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments, to protect against the adverse effects of these and other market risks.

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

      The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed and floating rate debt by entering into interest rate swaps and forward rate agreements.

      Most of the Company's transactional exchange exposure is managed through centralized cash management. The Company hedges net residual transactional exchange exposures primarily through forward contracts.

      More detailed information about the strategies, policies and use of derivative financial instruments is provided in the financial instruments and risk management activities note. The Company has established clear policies, procedures and internal controls governing the use of derivative financial instruments and does not use them for trading, investment or other speculative purposes. Financial instrument positions are monitored using a value-at-risk model. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

      Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 2001 and 2000, a near-term change in market rates would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

Restructuring and Asset Impairments

On December 18, 2000, the Company announced a restructuring program and impaired certain intangible assets. This resulted in a fourth-quarter charge to operations of $572 million ($430 million after taxes, or $.41 in net income per common share, fully diluted). The worldwide restructuring of operations improved the Company's operating efficiency, streamlined the supply chain and further decreased costs. The program budgeted a net reduction of approximately 2,700 employees across all business functions, operating units and geographies.

      The charge for impaired intangible assets was $212 million to write down $157 million of acquired goodwill relating to the Thermoscan personal diagnostic appliance brand in the Braun segment and $55 million of acquired goodwill and identifiable intangible assets for certain national battery brands in the Duracell segment.

      The charge for the restructuring program was $360 million, and activity under the program continued throughout 2001. Specific program activities included consolidating management functions; reducing factory locations, in part through outsourcing production of low-volume noncore products; streamlining the supply chain via warehouse consolidation and other actions; and downsizing and centralizing corporate functions. These actions included the planned closure of eight factories and 13 distribution centers during 2001.

      Pretax cash outlays for the restructuring program were estimated at approximately $235 million. Cash severance payments will extend beyond 2001, due to the severance payment deferral options available to terminated employees. At December 31, 2001, remaining cash outlays were $79 million, which will occur primarily in 2002. Pretax savings from the program were $45 million in 2001 and will be approximately $135 million in 2002.

      The noncash charges for the restructuring program were approximately $125 million for the write-down to disposal value of factories and distribution centers, as well as the write-off of manufacturing, distribution and office equipment assets. Revenue-generating activities continued until the affected facilities ceased operations. Buildings were sold, and equipment was disposed of through either sale or abandonment. The extent of the impairment was based on discounted cash flow analyses for the operating period up until closure and included an estimate of residual value.

      Under the direction of the new Chief Executive Officer, the Company adopted a new strategy in 2001 for the Personal Care segment that included establishing a separate Personal Care Global Business Management unit as part of the Company's reemphasis on the category. This change in strategy also led to the decision not to close one major factory dedicated to personal care manufacturing, resulting in a pretax reduction in the 2000 restructuring provision of approximately $33 million. Minor modifications were also made to certain other programs, including the decision not to close two small factories. In addition, the Company recorded a pretax recovery of approximately $22 million, reflecting better than anticipated results relating to the closing of certain other facilities.

      During the fourth quarter of 2001, the Company recorded a charge of $63 million associated with planned new actions: the withdrawal from several minor noncore businesses and the cessation of operations in one factory in the Duracell segment. The factory closure, based on a study that revealed excess worldwide capacity, will result in the reduction of 170 employees. Once the closure is completed, annual pretax savings will be approximately $5 million.

      In the fourth quarter of 2001, in connection with a decision to exit battery brands in certain international markets, the Company announced a noncash impairment charge relating to the write-down of goodwill, other intangibles and related long-lived assets. This resulted in a fourth-quarter 2001 pretax charge to operations of $164 million. The businesses covered represent regional battery products that do not carry the Duracell brand. The value of the impaired assets was determined based on discounted cash flow analyses for future operating periods.

      As a result of the three actions taken in the fourth quarter of 2001, the Company recorded a pretax charge of $172 million ($135 million after taxes, or $.13 in net income per common share, fully diluted).

      Additional details are provided on pages 39-41 in the Notes to Consolidated Financial Statements.

                          CRITICAL ACCOUNTING POLICIES

Restructuring

The Company estimates its restructuring liability for the exit plans developed by senior management by accumulating detailed estimates of costs from each of the affected geographic locations. This includes the estimated costs of employee severance and related benefits, impairment of property and equipment, contract termination payments for leases, distributor arrangements and other contractual obligations, and any other qualifying exit costs related to the exit plan. These estimated costs are grouped by specific projects within the overall exit plan and are then monitored on a monthly basis by corporate finance personnel, as well as by finance personnel at each affected geographic location. Changes in estimates for individual locations are evaluated periodically to determine if a change in estimate is required for the overall restructuring program.

      Changes in estimates occurred during 2001 for the 2000 restructuring program, as discussed above under "Restructuring and Asset Impairments." The primary reason for the changes was a strategic redirection of the Company's Personal Care unit that resulted in a pretax reduction of $33 million in the 2000 reserve. In addition, the Company recorded a pretax recovery of approximately $22 million, reflecting better than anticipated results in other projects within the 2000 restructuring program.

Promotional Expense

The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on estimated total-year purchases of Gillette products. Therefore, the Company is required to estimate these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using experience gained over many years, records an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. Based on this experience, all promotional accruals fairly represent future requirements.

Impairment and Amortization

The Company recorded impairment charges for goodwill and other long-lived assets in 2000 and 2001. These charges related to discrete product lines for which estimated discounted future operating cash flows indicated that the assets were not recoverable. The preparation of discounted future operating cash flow analyses requires significant management judgment with respect to revenue and expense growth rates, changes in working capital use and selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease the impairment charge.

      The Company adopted Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. As a result, compared with 2001, annual amortization expense will be $34 million lower in 2002 and in future years.

Pension Expense

The Company's calculation of pension expense uses discount and other rate assumptions. Pension plan expense is principally the sum of interest and service cost on the plan, less expected return on plan assets. The expected return on plan assets is calculated by applying an assumed rate of return to the fair value of plan assets. If plan assets decline, the expected return on plan assets for the next year also declines, increasing pension expense. At December 31, 2001, the fair value of plan assets decreased to $1.6 billion from $1.9 billion at December 31, 2000, chiefly due to the poor performance of the equity markets, adding approximately $45 million to 2002 pension expense.

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


See pages 32 and 33 in Notes to Consolidated Financial Statements for a complete description of the effect of recent accounting pronouncements.

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS


The Company is responsible for the objectivity and integrity of the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year-end. Financial information contained elsewhere in the 2001 Annual Report is consistent with that included in the financial statements.

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

      KPMG LLP, independent auditors, are engaged by the Board of Directors to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 25. Their examination was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

      The Audit Committee of the Board of Directors is composed solely of independent directors, as defined by the New York Stock Exchange. The Committee meets periodically and privately with the independent auditors, internal auditors and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's policies relating to proper accounting and financial reporting systems and the independence of the independent auditors. In addition, the Committee is responsible for recommending the appointment of the Company's independent auditors by the Board of Directors.

              FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENT


Certain statements that the Company may make from time to time, including statements contained in this report, constitute "forward-looking statements" under the federal securities laws. Forward-looking statements may be identified by words such as "plans," "expects," "believes," "anticipates," "estimates," "projects," "will" and other words of similar meaning used in conjunction with, among other things, discussions of future operations, acquisitions and divestitures, financial performance, the Company's strategy for growth, product development and new product launches, market position and expenditures.

      Forward-looking statements are based on current expectations of future events, but actual results could vary materially from the Company's expectations and projections. Investors are cautioned not to place undue reliance on any forward-looking statements. The Company assumes no obligation to update any forward-looking statements. The Company cautions that historical results should not be relied upon as indications of future performance.

      Factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company include, but are not limited to, the following:

(a) the pattern of the Company's sales, including variations in sales volume within periods;
(b) the acceptance by the Company's customers and consumers of new products and line extensions;
(c)  the mix of products sold;
(d) the Company's ability to control its internal costs and the cost of raw materials;
(e) the prices of the Company's products and the response of the Company, its customers and competitors to changes in prices;
(f)  technological advances by the Company and/or its competitors;
(g)  new patents granted to the Company and/or its competitors;
(h) changes in exchange rates in one or more of the Company's geographic markets;
(i)  changes in accounting policies; or
(j) the impact of general economic conditions in the United States and in other countries in which the Company currently does business.

      Please refer to the Cautionary Statement contained in the Company's most recent Annual Report on Form 10-K, and under Item 5, Other Information, in the Company's most recent Quarterly Report on Form 10-Q, for a more detailed explanation of the inherent limitations in such forward-looking statements.

                          Independent Auditors' Report
                  The Gillette Company and Subsidiary Companies


[KPMG LOGO]

The Stockholders and Board of Directors of The Gillette Company
We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
February 11, 2002

                        Consolidated Statement of Income
                  The Gillette Company and Subsidiary Companies


Years Ended December 31,                                                      2001                 2000                  1999
----------------------------------------------------------               ------------        -------------          ------------
(millions, except per share amounts)

 Net Sales                                                                 $ 8,961               $ 9,225               $ 9,074
 Cost of Sales                                                               3,407                 3,469                 3,486
-------------------------------------------------------------              -------               -------               -------
 Gross Profit                                                                5,554                 5,756                 5,588

 Selling, General and Administrative Expenses                                3,884                 3,672                 3,501
 Restructuring and Asset Impairment Charges                                    172                   572                    --
-------------------------------------------------------------              -------               -------               -------
 Profit from Operations                                                      1,498                 1,512                 2,087

 Nonoperating Charges (Income)
   Interest income                                                              (4)                   (5)                   (7)
   Interest expense                                                            145                   223                   136
   Other charges - net                                                          15                     6                    46
-------------------------------------------------------------              -------               -------               -------
                                                                               156                   224                   175
-------------------------------------------------------------              -------               -------               -------
 Income from Continuing Operations

   before Income Taxes                                                       1,342                 1,288                 1,912
 Income Taxes                                                                  432                   467                   664
-------------------------------------------------------------              -------               -------               -------
 Income from Continuing Operations                                             910                   821                 1,248

 Loss on Disposal of Discontinued Operations, net of tax                        --                  (428)                   --
 Income (Loss) from Discontinued Operations, net of tax                         --                    (1)                   12
-------------------------------------------------------------              -------               -------               -------
 Net Income                                                                $   910               $   392               $ 1,260
-------------------------------------------------------------              -------               -------               -------

 Net Income (Loss) per Common Share, basic

   Continuing Operations                                                   $   .86               $   .78               $  1.14
   Disposal of Discontinued Operations                                          --                  (.41)                   --
   Discontinued Operations                                                      --                    --                   .01
-------------------------------------------------------------              -------               -------               -------
    Net Income                                                             $   .86               $   .37               $  1.15
-------------------------------------------------------------              -------               -------               -------

 Net Income (Loss) per Common Share,
   assuming full dilution
   Continuing Operations                                                   $   .86               $   .77               $  1.13
   Disposal of Discontinued Operations                                          --                  (.40)                   --
   Discontinued Operations                                                      --                    --                   .01
-------------------------------------------------------------              -------               -------               -------
    Net Income                                                             $   .86               $   .37               $  1.14
-------------------------------------------------------------              -------               -------               -------

 Weighted average number of common shares outstanding
   Basic                                                                     1,055                 1,054                 1,089
   Assuming full dilution                                                    1,058                 1,063                 1,111
-------------------------------------------------------------              -------               -------               -------

 See accompanying Notes to Consolidated Financial Statements

                           Consolidated Balance Sheet
                  The Gillette Company and Subsidiary Companies


At December 31,                                                            2001           2000
----------------------------------------------------------------------- --------        --------
(millions, except per share amount)

 Assets
 Current Assets

   Cash and cash equivalents                                             $    947      $     62
   Trade receivables, less allowances: 2001 - $69; 2000 - $81               1,473         2,128
   Other receivables                                                          313           378
   Inventories                                                              1,011         1,162
   Deferred income taxes                                                      481           566
   Other current assets                                                       207           197
   Net assets of discontinued operations                                       23           189
                                                                         --------      --------
    Total Current Assets                                                    4,455         4,682
                                                                         --------      --------
 Property, Plant and Equipment, at cost less accumulated depreciation       3,548         3,550
 Intangible Assets, less accumulated amortization                           1,353         1,574
 Other Assets                                                                 613           596
                                                                         --------      --------
                                                                         $  9,969      $ 10,402
                                                                         --------      --------

 Liabilities and Stockholders' Equity
 Current Liabilities

   Loans payable                                                         $  2,235      $  2,195
   Current portion of long-term debt                                          428           631
   Accounts payable and accrued liabilities                                 1,880         2,346
   Income taxes                                                               295           299
                                                                         --------      --------
    Total Current Liabilities                                               4,838         5,471
                                                                         --------      --------
 Long-Term Debt                                                             1,654         1,650
 Deferred Income Taxes                                                        459           450
 Other Long-Term Liabilities                                                  805           767
 Minority Interest                                                             42            41

 Contingent Redemption Value of
   Common Stock Put Options                                                    34            99
 Stockholders' Equity
   Common stock, par value $1 per share
    Authorized: 2,320 shares
    Issued: 2001 - 1,368 shares; 2000 - 1,365 shares                        1,368         1,365
   Additional paid-in capital                                               1,094           973
   Earnings reinvested in the business                                      6,077         5,853
   Accumulated other comprehensive loss                                    (1,437)       (1,314)
   Treasury stock, at cost:
    2001 - 312 shares; 2000 - 312 shares                                   (4,965)       (4,953)
                                                                         --------      --------
    Total Stockholders' Equity                                              2,137         1,924
                                                                         --------      --------
                                                                         $  9,969      $ 10,402
                                                                         --------      --------

 See accompanying Notes to Consolidated Financial Statements.

                      Consolidated Statement of Cash Flows
                  The Gillette Company and Subsidiary Companies

Years Ended December 31,                                                       2001                  2000                  1999
                                                                          -----------       --------------           -------------
(millions)

 Operating Activities

   Income from continuing operations                                        $   910               $   821               $ 1,248
   Adjustments to reconcile income to net cash provided
    by operating activities:
    Provision for restructuring and asset impairment                            172                   572                    --
    Depreciation and amortization                                               509                   535                   464
    Other                                                                       (18)                    5                    (7)
    Changes in assets and liabilities, excluding effects of
     acquisitions and divestitures:
     Accounts receivable                                                        622                  (100)                  (48)
     Inventories                                                                101                   149                  (140)
     Accounts payable and accrued liabilities                                  (191)                  (45)                   65
     Other working capital items                                                  6                  (136)                   97
     Other noncurrent assets and liabilities                                    (19)                 (197)                 (252)
                                                                            -------               -------               -------
       Net cash provided by operating activities                              2,092                 1,604                 1,427
                                                                            -------               -------               -------
 Investing Activities

   Additions to property, plant and equipment                                  (624)                 (793)                 (889)
   Disposals of property, plant and equipment                                    59                    41                   124
   Sale of businesses                                                            --                   539                    --
   Other                                                                          1                    (1)                    2
                                                                            -------               -------               -------
       Net cash used in investing activities                                   (564)                 (214)                 (763)
                                                                            -------               -------               -------
 Financing Activities

   Purchase of treasury stock                                                   (12)                 (944)               (2,021)
   Proceeds from sale of put options                                              9                    23                    72
   Proceeds from exercise of stock option and purchase plans                     53                    36                   149
   Proceeds from long-term debt                                                 525                   494                 1,105
   Repayment of long-term debt                                                 (684)                 (365)                   --
   Increase (decrease) in loans payable                                          56                  (385)                  484
   Dividends paid                                                              (686)                 (671)                 (626)
   Settlements of debt-related derivative contracts                               4                   279                    42
                                                                            -------               -------               -------
       Net cash used in financing activities                                   (735)               (1,533)                 (795)
                                                                            -------               -------               -------
 Effect of Exchange Rate Changes on Cash                                         (1)                   (5)                   (2)
 Net Cash Provided by Discontinued Operations                                    93                   130                   111
                                                                            -------               -------               -------
 Increase (Decrease) in Cash and Cash
   Equivalents                                                                  885                   (18)                  (22)
 Cash and Cash Equivalents at Beginning of Year                                  62                    80                   102
                                                                            -------               -------               -------
 Cash and Cash Equivalents at End of Year                                   $   947               $    62               $    80
                                                                            -------               -------               -------
   Supplemental disclosure of cash paid for:
    Interest                                                                $   154               $   243               $   126
    Income taxes                                                            $   232               $   480               $   457
                                                                            -------               -------               -------


 See accompanying Notes to Consolidated Financial Statements

                Consolidated Statement of Stockholders' Equity
                  The Gillette Company and Subsidiary Companies

                                                              Unearned            Additional
                                         Preferred                ESOP   Common      Paid-in
(millions, except per share amounts)         Stock        Compensation    Stock      Capital
                                       -----------      -------------- -------- ------------
 Balance at
 December 31, 1998                         $    90         $   (10)       $ 1,358    $   621
 Net income                                     --              --             --         --
   Foreign currency translation                 --              --             --         --
   Pension adjustment                           --              --             --         --
                                           -------         -------        -------    -------
   Other comprehensive loss                     --              --             --         --
                                           -------         -------        -------    -------
 Comprehensive income


 Dividends declared (per share $.59)            --              --             --         --
 Stock option and purchase plans
  (5.7 shares)                                  --              --              6        139
 Conversion of Series C ESOP
  preferred stock (.6 shares)                   (5)             --             --         (2)
 Purchase of Gillette treasury stock
  (46.8 shares)                                 --              --             --         --
 Proceeds from sale of put options              --              --             --         72
 Contingent liability of put options            --              --             --        (82)
 Earned ESOP compensation                       --               6             --         --
                                           -------         -------        -------    -------
 Balance at
 December 31, 1999                              85              (4)         1,364        748
                                           -------         -------        -------    -------
 Net income                                     --              --             --         --
   Foreign currency translation                 --              --             --         --
   Pension adjustment                           --              --             --         --
                                           -------         -------        -------    -------
   Other comprehensive loss                     --              --             --         --
                                           -------         -------        -------    -------
 Comprehensive income

Dividends declared (per share $.65)             --              --             --         --
 Stock option and purchase plans
  (1.8 shares)                                  --              --              1         34
 Conversion of Series C ESOP
  preferred stock (11.3 shares)                (85)             --             --        (92)
 Purchase of Gillette treasury stock
  (24.5 shares)                                 --              --             --         --
 Proceeds from sale of put options              --              --             --         23
 Contingent liability of put options            --              --             --        260
 Earned ESOP compensation                       --               4             --         --
                                           -------         -------        -------    -------
 Balance at

 December 31, 2000                              --              --          1,365        973
                                           -------         -------        -------    -------
 Net income                                     --              --             --         --
   Foreign currency translation                 --              --             --         --
   Pension adjustment                           --              --             --         --
   Cash flow hedges                             --              --             --         --
                                           -------         -------        -------    -------
   Other comprehensive loss                     --              --             --         --
                                           -------         -------        -------    -------
 Comprehensive income


 Dividends declared (per share $.65)            --              --             --         --
 Stock option and purchase plans
  (2.4 shares)                                  --              --              3         47
 Purchase of Gillette treasury stock
  (0.4 shares)                                  --              --             --         --
 Proceeds from sale of put options              --              --             --          9
 Contingent liability of put options            --              --             --         65
                                           -------         -------        -------    -------
 Balance at

 December 31, 2001                         $    --         $    --        $ 1,368    $ 1,094
                                           -------         -------        -------    -------



                                                                           Other          Total
                                           Earnings     Treasury   Comprehensive  Stockholders'
(millions, except per share amounts)     Reinvested        Stock          Income         Equity
                                       ------------ ------------ --------------- --------------
Balance at
December 31, 1998                          $ 5,529        $(2,172)      $  (873)      $ 4,543
Net income                                   1,260             --            --         1,260
  Foreign currency translation                  --             --          (205)         (205)
  Pension adjustment                            --             --            17            17
                                           -------        -------       -------       -------
  Other comprehensive loss                      --             --          (188)         (188)
                                           -------        -------       -------       -------
Comprehensive income                                                                    1,072
                                                                                      -------
Dividends declared (per share $.59)           (642)            --            --          (642)
Stock option and purchase plans
 (5.7 shares)                                   --             --            --           145
Conversion of Series C ESOP
 preferred stock (.6 shares)                    --              7            --            --
Purchase of Gillette treasury stock

 (46.8 shares)                                  --         (2,054)           --        (2,054)
Proceeds from sale of put options               --             --            --            72
Contingent liability of put options             --             --            --           (82)
Earned ESOP compensation                        --             --            --             6
                                           -------        -------       -------       -------
Balance at
December 31, 1999                            6,147         (4,219)       (1,061)        3,060
                                           -------        -------       -------       -------
Net income                                     392             --            --           392
  Foreign currency translation                  --             --          (249)         (249)
  Pension adjustment                            --             --            (4)           (4)
                                           -------        -------       -------       -------
  Other comprehensive loss                      --             --          (253)         (253)
                                           -------        -------       -------       -------
Comprehensive income                                                                      139
                                                                                      -------
Dividends declared (per share $.65)           (686)            --            --          (686)
Stock option and purchase plans
 (1.8 shares)                                   --             --            --            35
Conversion of Series C ESOP
 preferred stock (11.3 shares)                  --            177            --            --
Purchase of Gillette treasury stock
 (24.5 shares)                                  --           (911)           --          (911)
Proceeds from sale of put options               --             --            --            23
Contingent liability of put options             --             --            --           260
Earned ESOP compensation                        --             --            --             4
                                           -------        -------       -------       -------
Balance at
December 31, 2000                            5,853         (4,953)       (1,314)        1,924
                                           -------        -------       -------       -------
Net income                                     910             --            --           910
  Foreign currency translation                  --             --           (93)          (93)
  Pension adjustment                            --             --           (22)          (22)
  Cash flow hedges                              --             --            (8)           (8)
                                           -------        -------       -------       -------
  Other comprehensive loss                      --             --          (123)         (123)
                                           -------        -------       -------       -------
Comprehensive income                                                                      787
                                                                                      -------
Dividends declared (per share $.65)           (686)            --            --          (686)
Stock option and purchase plans
 (2.4 shares)                                   --             --            --            50
Purchase of Gillette treasury stock
 (0.4 shares)                                   --            (12)           --           (12)
Proceeds from sale of put options               --             --            --             9
Contingent liability of put options             --             --            --            65
                                           -------        -------       -------       -------
Balance at
December 31, 2001                          $ 6,077        $(4,965)      $(1,437)      $ 2,137
                                           -------        -------       -------       -------

 See accompanying Notes to Consolidated Financial Statements.

                  Notes to Consolidated Financial Statements
                  The Gillette Company and Subsidiary Companies


                              NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 34 facilities in 15 countries. Products are distributed through wholesalers, retailers and agents in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of alkaline batteries and manual and power toothbrushes.

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation and Principles of Consolidation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated. The Stationery Products segment is reported as a discontinued operation, as discussed further on pages 38 and 39.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits and marketable securities that are highly liquid and have maturities of three months or less at the date of purchase.

Revenue Recognition

Revenue from product sales is recognized when the goods are shipped and title passes to the customer, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is deemed probable.

Shipping and Handling Costs

Shipping and handling costs of $165 million in 2001, $152 million in 2000 and $154 million in 1999 are included in selling, general and administrative expenses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

Intangible Assets

For the years presented in this report, goodwill is amortized on the straight-line method, generally over a period of 40 years. Other intangible assets, consisting primarily of trademarks, trade names, patents and other similar items, are amortized on the straight-line method over a period of 10 to 40 years, predominantly 40 years. Accounting for goodwill and other intangible assets is changing in 2002, as described further on pages 32 and 33.

Impairment of Goodwill and Long-Lived Assets

The Company continually assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. Intangible assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the goodwill, intangible asset or other long-lived asset exceeds the related estimated fair value. Estimated fair value is based on discounted future operating cash flows or appraised values, depending on the nature of the asset. The Company determines the discount rate for this analysis based on the expected internal rate of return for the related business and does not allocate interest charges to the asset or asset group being measured. Considerable judgment is required to estimate discounted future operating cash flows.

Depreciation

Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets: buildings and building equipment, five to 40 years; machinery and equipment, three to 20 years.

Advertising

Advertising costs are expensed in the year incurred. Advertising was $576 million in 2001, compared with $539 million in 2000 and $513 million in 1999. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

Research and Development

Research and development costs, included in selling, general and administrative expenses, amounted to $187 million in 2001, $179 million in 2000 and $201 million in 1999.

Financial Instruments

Cash and cash equivalents, trade receivables, long-term investments, accounts payable, loans payable and all derivative instruments are carried at fair value. The fair values of cash equivalents, trade receivables, accounts payable and loans payable approximate cost. The fair value of long-term investments is based on quoted market prices. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties. The fair value of long-term debt, including the current portion, is estimated based on rates currently offered to the Company for debt of the same remaining maturities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company reinvests unremitted earnings of foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $3.0 billion and $3.5 billion at December 31, 2001 and 2000, respectively.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Net Income per Common Share

Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding. The calculation of fully diluted net income per common share assumes conversion of preferred stock and stock options into common stock, and also adjusts net income for the effect of converting the preferred stock to common stock. At December 31, 2001, 2000 and 1999, 44 million, 33 million and 35 million shares of common stock issuable under stock options, respectively, were not included in the calculation of fully diluted earnings per share because their effects would have been antidilutive. There were no preferred shares outstanding in 2001.

Income from continuing operations and shares used to compute net income per share, basic and assuming full dilution, are reconciled below.

Years ended December 31,                                       2001       2000      1999
                                                              -------   -------- ---------
(millions)

 Income from Continuing Operations                            $  910     $  821   $1,248
 Less: Preferred stock dividends                                   -          1        4
                                                              ------     ------   ------
 Income from Continuing Operations, basic                        910        820    1,244
 Effect of dilutive securities:
   Convertible preferred stock                                     -          2        5
                                                              ------     ------   ------
 Income from Continuing Operations, assuming full dilution    $  910     $  822   $1,249
                                                              ------     ------   ------
 Common shares, basic                                          1,055      1,054    1,089
 Effect of dilutive securities:
   Convertible preferred stock                                     -          3       12
   Stock options                                                   3          6       10
                                                              ------     ------   ------
 Common shares, assuming full dilution                         1,058      1,063    1,111

Reclassification of Prior Years

Prior-year financial statements have been reclassified to conform to the 2001 presentations.

                  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


In May 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." This issue addresses the recognition, measurement and income statement classification for various types of sales incentives, including discounts, coupons, rebates and free products. The Company adopted the consensus in the first quarter of 2001. The adoption of EITF 00-14 resulted in the following reclassifications in the 2000 income statement: net sales were reduced by $70 million; cost of sales was increased by $51 million; and selling, general and administrative expenses were decreased by $121 million. For 1999, net sales were reduced by $80 million; cost of sales was increased by $58 million; and selling, general and administrative expenses were decreased by $138 million. The above reclassifications had no impact on profit from operations, net income or earnings per share.

      In January 2001, the EITF reached a consensus on Issue No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." This issue requires that certain volume rebates to customers be classified as a reduction of revenue. The consensus was effective for the first quarter of 2001, and its impact on the consolidated financial statements was not material.

      In April 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." This issue addresses the income statement classification of slotting fees, cooperative advertising arrangements and buydowns. The Company adopted this consensus in the first quarter of 2002. If this standard had been adopted at December 31, 2001, including required retroactive application to prior periods, net sales would have been reduced by $877 million in 2001, $915 million in 2000 and $750 million in 1999. Selling, general and administrative expenses would have been reduced by the same amounts in each year. The above reclassifications would have had no impact on profit from operations, net income or earnings per share.

      In July 2001, Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," was issued. The Company adopted the provisions of SFAS 142, effective January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the new impairment testing provisions of SFAS 142. Unamortized goodwill at December 31, 2001, was $751 million. Unamortized other intangible assets with indefinite lives at December 31, 2001, was $122 million. Annual amortization expense related to goodwill and other intangible assets with indefinite lives was $34 million in 2001 and $33 million in 2000 and 1999. The Company has determined that no transitional impairment losses will be recognized due to the change in accounting principle.

      In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company plans to adopt the provisions of SFAS 143 on January 1, 2003, and does not expect the adoption will have a material impact on its financial statements.

      In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. It provides new guidance that modifies the existing guidance in SFAS 121 and in APB Opinion No. 30. Goodwill will still be evaluated for impairment under SFAS 142. The Company adopted SFAS 144 in the first quarter of 2002. Its adoption will not have a material impact on the Company's financial statements.

                      ACCUMULATED OTHER COMPREHENSIVE LOSS

An analysis of accumulated other comprehensive loss follows.

                                                                               Accumulated
                                        Foreign                      Cash            Other
                                       Currency        Pension       Flow    Comprehensive
                                    Translation     Adjustment     Hedges             Loss
                                  -------------   ------------   --------   --------------
(millions)

 Balance at December 31, 1998       $  (826)       $   (47)       $    --       $  (873)
 Change in period                       (79)            17             --           (62)
 Income tax expense                    (126)            --             --          (126)
-------------------------------     -------        -------        -------       -------
 Balance at December 31, 1999        (1,031)           (30)            --        (1,061)
-------------------------------     -------        -------        -------       -------
 Change in period                      (216)            (4)            --          (220)
 Income tax expense                     (33)            --             --           (33)
-------------------------------     -------        -------        -------       -------
 Balance at December 31, 2000        (1,280)           (34)            --        (1,314)
-------------------------------     -------        -------        -------       -------
 Change in period                       (48)           (53)           (13)         (114)
 Income tax benefit (expense)           (45)            31              5            (9)
-------------------------------     -------        -------        -------       -------
 Balance at December 31, 2001       $(1,373)       $   (56)       $    (8)      $(1,437)
-------------------------------     -------        -------        -------       -------

Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity. Also included are the effects of exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments. The changes in accumulated foreign currency translation adjustment in 2001 were losses of $93 million, primarily from currency devaluation in Argentina and Brazil. Losses in 2000 were $249 million, with the United Kingdom accounting for $115 million. Losses in 1999 were $205 million, with Brazil accounting for approximately half of the losses.

      Included in other charges in the Consolidated Statement of Income are a net exchange loss of $3 million in 2001, a net exchange gain of $8 million in 2000 and a net exchange loss of $35 million in 1999.

                     SUPPLEMENTAL BALANCE SHEET INFORMATION

Receivables Reserves

Years Ended December 31,                    2001     2000    1999
                                          ------   ------   -----
(millions)

 Balance at beginning of year                $81      $74    $79
 Additions, charged to profit and loss        30       63     50
 Deductions, losses charged to reserves       42       56     55
                                             ---      ---    ---
 Balance at end of year                      $69      $81    $74

Inventories

At December 31,                  2001        2000
                              ---------   ---------
(millions)

 Raw materials and supplies    $  130      $  153
 Work in process                  183         194
 Finished goods                   698         815
                               ------      ------
                               $1,011      $1,162

Property, Plant and Equipment

At December 31,                      2001       2000
                                 --------   --------
(millions)

 Land                             $   56     $   62
 Buildings                           809        743
 Machinery and equipment           5,140      5,061
                                  ------     ------
                                   6,005      5,866
 Less accumulated depreciation     2,457      2,316
                                  ------     ------
                                  $3,548     $3,550

Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2001, 2000 and 1999, interest cost was capitalized in the amounts of $11 million, $23 million and $13 million, respectively.

Intangible Assets

At December 31,                                          2001       2000
                                                      ---------   -------
(millions)

 Goodwill ($44 million not subject to amortization)    $1,170      $1,294
 Other intangible assets                                1,113       1,155
                                                       ------      ------
                                                        2,283       2,449
 Less accumulated amortization                            930         875
                                                       ------      ------
                                                       $1,353      $1,574

Accounts Payable and Accrued Liabilities

At December 31,                           2001        2000
                                     ---------   ---------
(millions)

 Accounts payable                     $  401      $  402
 Advertising and sales promotion         438         527
 Payroll and payroll taxes               183         143
 Other taxes                              76          97
 Dividends payable on common stock       172         171
 Restructuring reserve                   112         240
 Miscellaneous                           498         766
                                      ------      ------
                                      $1,880      $2,346

Other Long-Term Liabilities

At December 31,                2001        2000
                          ---------   ---------
(millions)

 Pensions                  $  259      $  206
 Postretirement medical       283         291
 Deferred compensation        182         215
 Miscellaneous                 81          55
                           ------      ------
                           $  805      $  767

                                      DEBT

Loans Payable

At December 31,                                      2001      2000
                                                  -------   ---------
(millions)

 U.S. dollar Commercial Paper (2.1% and 6.6%)    $1,975      $1,452
 Euro Commercial Paper (5.0%)                         -         586
 Payable to banks (2.2% and 5.4%)                   260         157
                                                 ------      ------
                                                 $2,235      $2,195

Long-Term Debt

At December 31,                                          2001                 2000
                                                      --------              --------
(millions)

5.25% Notes due 2006                                  $   130               $    --
5.00% Notes due 2006                                      308                   300
5.75% Notes due 2005                                      213                   200
3.75% Notes due 2004                                      252                    --
3.25% Euro notes due 2004                                 264                   283
2.23% Euro obligation due 2003                            252                   374
6.25% Notes due 2003                                      158                   150
Floating rate notes due 2003                               75                    --
5.25% Euro notes due 2002                                 230                   236
1.53% Euro obligation due 2002                            199                   259
5.75% Notes due 2001                                       --                   200
2.61% Synthetic Euro obligation due 2001                   --                   277
Other, multicurrency borrowings                             1                     2
Current portion of long-term debt                        (428)                 (631)
                                                      -------               -------
Long-term debt                                        $ 1,654               $ 1,650

The Company's commercial paper program is supported by its revolving credit facility and other sources of liquidity. The Company has a $1.65 billion revolving bank credit agreement, which expires in October 2002, that supports up to $2.2 billion in commercial paper issuances. Under the agreement, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of .04% per annum. At year-end 2001 and 2000, there were no borrowings under such agreements. Other unused lines of credit amounted to $183 million at December 31, 2001.

      Long-term weighted average interest rates were 2.6% and 4.3% as of December 31, 2001 and 2000, respectively, after giving effect to interest rate hedging instruments. Aggregate maturities of total long-term debt, excluding market value adjustments, for the five years subsequent to December 31, 2001, are $420 million in 2002, $477 million in 2003, $516 million in 2004, $200 million in 2005 and $425 million in 2006.

             FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES


The estimated fair values of the Company's financial instruments are summarized below.

At December 31,                                            2001                   2000
                                                      ------------   ---------------------------
                                                       Carrying
                                                         Amount/        Carrying          Fair
                                                       Fair Value          Amount         Value
                                                      ------------   ------------- -------------
(millions)

Long-term investments                                    $   176        $   186        $   187
Long-term debt, including current portion                 (2,082)        (2,281)        (2,308)
Derivative instruments

  Currency forwards hedging net investments                    9            (37)           (37)
  Interest rate swaps                                         49              9             18
  Forward rate agreements                                     (5)            --             --
  Commodity swaps                                             (3)            --             (2)
  Other currency forwards and swaps
   Assets                                                     12             28             30
   Liabilities                                                (8)            (5)            (8)
  Equity contracts                                             5              7              7

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. The cumulative effect of adopting SFAS 133 as of January 1, 2001, was not material to the Company's consolidated financial statements.

      The Company is subject to market risks, such as changes in currency and interest rates that arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments to protect against the adverse effects of these and other market risks. The Company has established clear policies, procedures and internal controls governing the use of derivatives and does not use them for trading, investment or other speculative purposes.

      The Company uses derivative contracts to efficiently structure its debt in the desired currencies and mix of fixed to floating interest rates. Forward contracts effectively convert U.S. dollar commercial paper borrowings into non-U.S. dollar obligations, primarily in currencies with low interest rates. At December 31, 2001, the Company had forward contracts with fair values of $9 million recorded in assets and no direct non-U.S. dollar borrowings designated as hedges of the currency changes on the Company's foreign net investments. Currency effects of the net investment hedges are reflected as a component of foreign currency translation adjustments in accumulated other comprehensive loss and produced a $53 million aftertax gain for the year ended December 31, 2001. Interest effects of these hedges are reported in interest expense.

      The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed to floating rate debt by entering into interest rate swaps and forward rate agreements. At December 31, 2001, the Company had interest rate swaps with a fair value of $49 million recorded in assets designated as fair value hedges, effectively converting certain fixed rate debt into variable rate debt. The terms of the swaps match the terms of the underlying debt. The fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. As these hedges are 100% effective, there is no current impact on earnings due to hedge ineffectiveness.

      At December 31, 2001, the Company had forward rate agreements with fair values of $5 million recorded in liabilities designated as cash flow hedges, effectively fixing certain variable interest payments. Aftertax net losses of $9 million ($14 million pretax) were deferred in other comprehensive loss during the year ended December 31, 2001. Remaining pretax deferred amounts of $6 million will be reclassified into interest expense over the next 15 months in the period during which the hedged variable interest payments are recognized. Ineffective amounts had no impact on earnings for the year ended December 31, 2001.

      The Company also enters into commodity swaps to fix the price of certain forecasted purchases of raw material used in the manufacturing process. At December 31, 2001, the Company had swaps with fair values of $3 million recorded as liabilities designated as cash flow hedges. Changes in fair values are included in other comprehensive loss to the extent effective and are reclassified into cost of sales in the period during which the hedged transaction affects earnings. Total aftertax losses deferred in other comprehensive loss during the year ended December 31, 2001, including the cumulative effect of change in accounting principle upon adoption of SFAS 133, was $6 million ($9 million pretax). Remaining pretax deferred amounts of $6 million will be reclassified into earnings over the next 15 months. Ineffective amounts had no impact on earnings for the year ended December 31, 2001.

      Most of the Company's transactional exchange exposure is managed through centralized cash management. The Company hedges net residual transactional exchange exposures, principally intercompany balances, through forward contracts and currency swaps that are recorded at their net fair value of $4 million at December 31, 2001. Changes in fair value are recorded in nonoperating charges and offset gains and losses resulting from the underlying exposures.

      The Company also uses derivatives to hedge equity-linked employee compensation. The Company fixes the cost of certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts. These contracts are recorded in assets at their fair value of $5 million at December 31, 2001. Changes in fair value are recorded in profit from operations and offset the changes in the value of the underlying liabilities.

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

      With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. Using the best information available, including that related to recent developments, the Company has provided an allowance for doubtful accounts based on estimated bad debt loss.

                          COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $94 million in 2002, $73 million in 2003, $66 million in 2004, $51 million in 2005, $49 million in 2006 and $131 million for years thereafter. Rental expense amounted to $121 million in 2001, $113 million in 2000 and $100 million in 1999.

      The Company is subject to legal proceedings and claims arising out of its businesses that cover a wide range of matters, including antitrust and trade regulation, contracts, advertising, environmental issues, product liability, patent and trademark matters and taxes. Management, after review and consultation with counsel, considers that any liability from all of these pending legal proceedings and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.

                             DISCONTINUED OPERATIONS

On December 29, 2000, the sale of the Stationery Products business was finalized. The sale resulted in a loss of $429 million (net of a tax benefit of $102 million), or $.40 in net income per common share, fully diluted. The net loss included the book loss on the transaction, the operating loss of the segment in 2000 and other costs directly associated with the decision to divest, including postdivestiture reorganization costs.

      The Stationery Products segment is accounted for as a discontinued operation. Accordingly, its net assets and liabilities have been segregated from continuing operations in the accompanying consolidated balance sheet, and its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes. For the periods ended December 31, the results follow.

Years Ended December 31,                                 2001         2000      1999
                                                        ------   ---------- ---------
(millions)

 Net sales                                               --         $ 691       $ 743
 Income (loss) before income taxes                       --            (8)         18
 Income taxes (benefit)                                  --            (3)          6
                                                         --         -----       -----
 Income (loss) from discontinued operations              --         $  (5)      $  12

The assets identified as part of the disposition of the Stationery Products business are recorded as Net Assets of Discontinued Operations; the cash flow of the business is reported as Net Cash Provided by Discontinued Operations; and the results of operations of the segment are reported as Income (Loss) from Discontinued Operations, net of tax. Net Assets of Discontinued Operations follows.

At December 31,                                                      2001         2000      1999
                                                                   ------   ---------- ---------
(millions)

 Net current assets                                                $   26       $  192    $  509
 Property, plant and equipment, less accumulated depreciation           5            6       200
 Other net noncurrent assets and liabilities                           (8)          (9)      465
                                                                   ------       ------    ------
 Net assets of discontinued operations                             $   23       $  189    $1,174

                       RESTRUCTURING AND ASSET IMPAIRMENTS

On December 18, 2000, the Company announced a restructuring program and impaired certain intangible assets. In accordance with EITF Issue No. 94-3, SFAS 121 and SAB 100, the Company recorded, in the fourth quarter of 2000, a charge to operating expenses of $572 million ($430 million after taxes, or $.41 in net income per common share, fully diluted).

      The charge for the restructuring program was $360 million, and activity under the program continued throughout 2001. The restructuring program will significantly improve the Company's operating efficiency, streamline the supply chain and further decrease costs. Specific program activities include consolidating management functions; reducing factory locations, in part through outsourcing production of low-volume noncore products; streamlining the supply chain via warehouse consolidation and other actions; and downsizing and centralizing corporate functions. The program planned the closure of eight factories and 13 distribution centers, affecting all business segments, and a net reduction of approximately 2,700 employees across all business functions, operating units and geographies. The reduction was expected to consist of 1,430 variable manufacturing and distribution employees and 1,270 executive, professional and administrative staff. The program was announced to all employees on December 18, 2000, via the Company's internal website and bulletin boards. The severance programs being used follow the Company's long-standing severance formulas and vary on a country-by-country basis, depending on local statutory requirements and local practices. Employee reductions occurring in 2001 required pretax cash outlays of $128 million.

      The restructuring program included a write-down of approximately $125 million to the carrying amount of factories, as well as the write-off of manufacturing, distribution and office equipment assets. Revenue-generating activities continued until the affected facilities ceased operations. Thus, these assets were considered assets to be held and used under SFAS 121. Asset disposals were completed in 2001. Buildings were sold, and equipment was disposed of through sale or abandonment. The value of the impaired assets was determined based on discounted cash flow analyses for the operating period up until closure and included an estimate of residual value.

      The charge for impaired intangible assets was $212 million to write down $157 million of acquired goodwill relating to the Thermoscan personal diagnostic appliance brand in the Braun segment and $55 million of acquired goodwill and identifiable intangible assets for certain national battery brands in the Duracell segment.

      Under the direction of the new Chief Executive Officer, the Company adopted a new strategy in 2001 for the Personal Care segment that included establishing a separate Personal Care Global Business Management unit as part of the Company's reemphasis on the category. This change in strategy also led to the decision not to close one major factory dedicated to personal care manufacturing, resulting in a pretax reduction in the 2000 reserve provision of approximately $33 million. Minor modifications were also made to certain other programs, including the decision not to close two small factories. In addition, the Company recorded a pretax recovery of approximately $22 million, reflecting better than anticipated results relating to the closing of certain other factories.

      Details of the activity in the 2000 restructuring program follow. The other benefits portion of employee-related expenses, shown below, includes fringe benefits, outplacement fees and special termination benefits related to pensions.

2000 Restructuring Program

                                           Initial         2000           2001     Reclassi-        Reduce          Balance
                                         Provision     Activity       Activity      fication     Provision    Dec. 31, 2001
                                       -----------   ----------   ------------   -----------   -----------   --------------
(millions)

 Employee-related expenses
   Severance payments                   $ 146          $  --         $ (93)       $  29           $ (26)          $  56
   Other benefits                          67             --           (30)         (10)             (7)             20
 Property, plant, and equipment           120           (120)           --           --              --              --
 Contractual obligations and other         27             --            (5)         (19)             --               3
                                        -----          -----         -----        -----           -----           -----
                                        $ 360          $(120)        $(128)       $  --           $ (33)          $  79

Details of the facility closures and employee reductions for the 2000 restructuring program follow.

                                                      Plan Inception
                              Initial         2001           Through
                                 Plan     Activity     Dec. 31, 2001
                            ---------   ----------   ---------------

 Facility closures
   Factories                      8            5              5
   Distribution centers          13           13             13
 Employee reductions          2,700        2,620          2,620

During the fourth quarter of 2001, the Company recorded a charge of $63 million associated with planned new actions: the withdrawal from several noncore businesses and the closing of one factory in the Duracell segment. The factory closure, based on a study that revealed excess worldwide capacity, will result in the reduction of 170 employees. Once the closure is completed, annual pretax savings will be approximately $5 million. The factory closure and the majority of the employee reductions were completed in January 2002. Details of the activity in the 2001 restructuring program follow.

2001 Restructuring Program

                                          Initial       2001          Balance
                                        Provision   Activity    Dec. 31, 2001
                                      ----------- ----------   --------------
(millions)

 Employee-related expenses
   Severance payments                    $  3       $ --               $  3
 Property, plant, and equipment            23        (23)                --
 Contractual obligations and other         37         (7)                30
                                         ----       ----               ----
                                         $ 63       $(30)              $ 33

      In the fourth quarter of 2001, in connection with a decision to exit certain regional battery brands in international markets that do not carry the Duracell brand, the Company announced a noncash impairment charge relating to the write-down of goodwill, other intangibles and related long-lived assets. This resulted in a fourth-quarter 2001 pretax charge to operations of $164 million. The value of the impaired assets was determined based on discounted cash flow analyses for future operating periods.

      A summary of restructuring and asset impairment charges follows.

Years ended December 31,                     2001     2000    1999
                                         --------   ------ -------
(millions)

 Restructuring provision                   $  63      $ 360   $ --
 Asset impairments                           164        212     --
 Changes to 2000 restructuring program       (55)        --     --
                                           -----      -----   ----
                                           $ 172      $ 572   $ --

                                  INCOME TAXES

Income before income taxes and income tax expense are summarized below.

Years ended December 31,                                    2001         2000       1999
                                                         ---------   ---------   ---------
(millions)

 Income from continuing operations before income taxes
   United States                                          $  533        $ 664      $1,116
   Foreign                                                   809          624         796
                                                          ------        ------     ------
 Total income before income taxes                         $1,342        $1,288     $1,912
                                                          ------        ------     ------
 Current tax expense

   Federal                                                $  107        $ 365      $  181
   Foreign                                                   219          233         244
   State                                                      15           25          22
 Deferred tax expense

   Federal                                                    44          (87)        134
   Foreign                                                    43          (68)         82
   State                                                       4           (1)          1
                                                          ------        --------   ------
 Total income tax expense                                 $  432        $ 467      $  664

The effective tax rate decreased in 2001, due primarily to the nondeductibility of certain asset impairment charges in 2000. Excluding in both years the impact of the restructuring and asset impairment charges, the tax rate declined to 31.0% from 32.8%. The decrease was primarily attributable to the Company's tax management strategies. A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate follows.

Years ended December 31,                            2001        2000      1999
                                               ---------   --------- ---------
(percent)

 Statutory Federal tax rate                        35.0        35.0      35.0
 Goodwill amortization and asset impairments        1.5         5.0       0.3
 Rate differential on foreign income               (2.6)       (2.9)      2.0
 Effect of foreign currency translation            (0.2)       (0.2)      0.5
 State taxes (net of Federal tax benefits)          0.9         1.2       0.8
 Benefit of foreign tax credits                    (3.3)       (4.2)     (3.5)
 Other differences                                  0.9         2.4      (0.3)
                                                  -----       -----     -----
 Effective tax rate                                32.2        36.3      34.8

The components of deferred tax assets and deferred tax liabilities are shown below.

At December 31,                                             2001                              2000
                                               -------------------------------   ------------------------------
                                                 Deferred Tax     Deferred Tax     Deferred Tax    Deferred Tax
                                                       Assets      Liabilities           Assets     Liabilities
                                               --------------   --------------   --------------   -------------
(millions)


 Current
  Advertising and sales promotion                      $ 37            $ --              $ 21           $ --
  Benefit plans                                          48              --                60             --
  Discontinued operations                                41              --               102             --
  Restructuring and asset impairments                    97              --               142             --
  Miscellaneous reserves and accruals                    67              --               104             --
  Operating loss and credit carryforwards                 2              --                 4             --
  Other                                                 189              --               133             --
                                                       ----            ----              ----           ----
  Total current                                         481            $ --               566           $ --
                                                       ----            ----              ----           ----
  Net current                                          $481                              $566
                                                       ----            ----              ----           ----
Noncurrent

  Benefit plans                                        $136            $ --              $126           $ --
  Intangibles                                            --             151                --            166
  Operating loss and credit carryforwards                19              --                27             --
  Property, plant and equipment                          --             397                --            356
  Other                                                  --              58                --             74
                                                       ----            ----              ----           ----
  Total noncurrent                                      155             606               153            596
                                                       ----            ----              ----           ----
   Valuation allowance                                 $ (8)                             $ (7)
                                                       ----            ----              ----           ----
   Net noncurrent                                                      $459                             $450
                                                                       ----                             ----
 Total

   Net deferred tax assets/liabilities                 $ 22                              $116
                                                       ----                              ----

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001. The valuation allowance at December 31, 2001, related to deferred tax assets in certain foreign jurisdictions for which management believes it is more likely than not that it will not generate sufficient future taxable income in order to realize the deferred tax assets.

      At December 31, 2001, the Company had net operating loss carryforwards for foreign income tax purposes of $34 million, which are available to offset future taxable income, if any, through 2006.

                       PENSIONS AND OTHER RETIREE BENEFITS

The Company has various retirement programs, including defined benefit, defined contribution and other plans, that cover most employees worldwide. Other retiree benefits are health care and life insurance benefits provided to eligible retired employees, principally in the United States. The components of defined benefit expense for continuing operations follow.

                                                      Pensions                     Other Retiree Benefits
                                         ----------------------------------- ---------------------------------
Years ended December 31,                      2001          2000        1999      2001        2000      1999
                                         ---------   ----------- ----------- ---------   --------- -----------
(millions)

Components of net benefit
  expense:
  Service cost-benefits earned              $  61          $  64        $  67       $   6      $   6      $   6
  Interest cost on benefit obligation         130            122          112          18         19         16
  Estimated return on assets                 (166)          (171)        (159)         (4)        (4)        (4)
  Net amortization                              9              5           13          (5)        (7)        (7)
  Plan curtailments and other                  --             (3)          (7)         --         --         --
                                            -----          -----        -----       -----      -----      -----
                                               34             17           26          15         14         11
  Other                                        12              9            9          --         --         --
                                            -----          -----        -----       -----      -----      -----
  Net defined benefit expense               $  46          $  26        $  35       $  15      $  14      $  11
                                            -----          -----        -----       -----      -----      -----

The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet follow.

                                                   Pension Benefits           Other Retiree Benefits
                                             ---------------------------   ------------------------------
Years ended December 31,                           2001           2000          2001                2000
                                             ------------   ------------   -----------       ------------
(millions)

Change in benefit obligation:
  Balance at beginning of year                  $ 1,961         $ 1,956         $   259          $   261
  Benefit payments                                 (113)           (111)            (21)             (17)
  Service and interest costs                        191             185              24               24
  Amendments                                         12              26             (14)              --
  Actuarial (gains) losses                          (57)             78             135               (7)
  Plan curtailments                                  (3)            (33)             --               --
  Divestitures                                       --             (71)             --               --
  Currency translation adjustment                   (41)            (69)             (3)              (2)
                                                -------         -------         -------          -------
  Balance at end of year                        $ 1,950         $ 1,961         $   380          $   259
                                                -------         -------         -------          -------
Change in fair value of plan assets:

  Balance at beginning of year                  $ 1,878         $ 2,052         $    40          $    41
  Actual return on plan assets                     (168)             42              (2)              (1)
  Employer contribution                              35              31              --               --
  Benefit payments                                  (92)            (91)             --               --
  Divestitures                                       --             (87)             --               --
  Currency translation adjustment                   (35)            (69)             --               --
                                                -------         -------         -------          -------
  Balance at end of year                        $ 1,618         $ 1,878         $    38          $    40
                                                -------         -------         -------          -------
Benefit obligations in excess of plan assets    $  (332)        $   (83)        $  (342)         $  (219)
Unrecognized prior service cost and
  transition obligation                              41              44               2               18
Unrecognized net loss (gain)                        399             128              57              (90)
Minimum liability adjustment included in:
  Intangible assets                                 (12)             (6)             --               --
  Stockholders' equity                              (87)            (34)             --               --
                                                -------         -------         -------          -------
Net prepaid (accrued) benefit cost              $     9         $    49         $  (283)         $  (291)
                                                -------         -------         --------         --------

The values for pension plans with accumulated benefit obligations in excess of plan assets follow.

At December 31,                      2001       2000
                                   --------   --------
(millions)
 Projected benefit obligation      $ 550      $ 513
 Accumulated benefit obligation      490        445
 Fair value of plan assets           276        277

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below.

At December 31,                           2001       2000     1999
                                      --------   -------- --------
(percent)
 Discount rate                            6.8        7.0      6.8
 Long-term rate of return on assets       8.6        9.1      9.1
 Rate of compensation increases           4.2        4.7      4.7

The weighted average assumptions used in determining related obligations of other retiree benefit plans are shown below.

At December 31,                           2001       2000     1999
                                      --------   -------- --------
(percent)
 Discount rate                            7.2        7.2      7.5
 Long-term rate of return on assets       9.0       10.0     10.0

The assumed health care cost trend rate for 2002 is 12%, decreasing to 5% in 2007. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 14%, and interest and service cost by 21%. A one percentage point decrease in the trend rate would have decreased the accumulated postretirement benefit obligation by 12%, and interest and service cost by 17%. The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. ESOP accounts held by participants reduced the Company's obligations by $139 million and $189 million at December 31, 2001 and 2000, respectively. Account balances are assumed to have an annual yield of 12%. A retiree health benefits account within the Company's principal domestic pension plan also will be used to pay these costs. In addition to the defined benefit and other retiree benefit plans, the Company also sponsors defined contribution plans, primarily covering U.S. employees. The Company's expense for defined contribution plans in 2001, 2000 and 1999 totaled $34 million, $35 million and $36 million, respectively.

                          EMPLOYEE STOCK OWNERSHIP PLAN

In 1990, the Company sold to the ESOP 165,872 shares of a new issue of 8% cumulative Series C convertible preferred stock for $100 million, or $602.875 per share.

      On April 25, 2000, the trustee for the ESOP trust redeemed the Series C preferred stock held by the trust for common stock. The redemption was made by the trustee in order to receive the common stock dividend, which provided a higher return to holders than the preferred stock dividend. The redemption had no impact on fully diluted earnings per share and closed the gap between basic and fully diluted earnings per share. The preferred shares had a stated cost of $84 million and were redeemed for common stock held in the Company's treasury, at a cost of $174 million. Total stockholders' equity did not change as a result of the redemption.

In June 2000, all shares were fully allocated to participants and the ESOP loan was fully repaid. No contributions were made during 2001.

                  STOCK COMPENSATION PLANS AND CAPITAL STOCK


At December 31, 2001, the Company had stock-based compensation plans described below that included the premerger plans of Duracell.

Stock Option Plans

Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Under the stock incentive plans, options to purchase a maximum of 198,800,000 shares may be granted. At December 31, 2001, 39,544,796 shares were available for future grants. Options granted under the plans may be either incentive stock options or nonqualified options. Outstanding options have seven- to 10-year terms.

      Options granted prior to April 17, 1997, became exercisable one year from the date of grant (except the Duracell options, which became exercisable upon the merger), provided the employee optionee is still employed or the director continues to serve. For options granted to employees after April 16, 1997, one-third of the options become vested on each of the first three anniversaries of the stock option award date. One-quarter of the options awarded to the Chief Executive Officer on his hiring date vested immediately, and the remainder vest in one-third increments annually over a three-year period. The January 19, 2001, options granted to the President/Chief Operating Officer vest one-half on the first anniversary and one-half on the second anniversary of the stock option award date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell options).

      The Company applies APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS 123, the Company's net income and net income per common share would have been as follows.

Years ended December 31,                    2001       2000        1999
                                       ---------   ---------  ----------
(millions, except per share amounts)
 Net income

   As reported                          $  910      $  392     $ 1,260
   Pro forma                               792         311       1,114
 Net income per common share
 Basic
   As reported                          $  .86      $  .37     $  1.15
   Pro forma                               .75         .29        1.02
 Assuming full dilution
   As reported                             .86         .37        1.14
   Pro forma                               .75         .29        1.01

The weighted average fair value of options granted was $9.44 in 2001, $10.58 in 2000 and $14.64 in 1999. The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions.

Years ended December 31,        2001          2000        1999
                            -----------   ----------- ------------
 Risk-free interest rates    5.4%          6.3%        6.1%
 Expected option lives       5.5 years     4.9 years   4.7 years
 Expected volatilities      33.3%         33.4%       30.4%
 Expected dividend yields    2.2%          2.0%        1.3%

A summary of the status of the Company's stock option plans follows.

Years ended December 31,                      2001                     2000                     1999
                                    ------------------------ ------------------------ -------------------------
                                                    Weighted                   Weighted                  Weighted
                                                     Average                    Average                   Average
                                          Options   Exercise         Options   Exercise       Options    Exercise
                                      (Thousands)      Price     (Thousands)      Price   (Thousands)       Price
                                    ------------- ----------   ------------- ---------- ------------- -----------
 Outstanding at beginning of year       58,969     $  38.76        51,956     $  39.79      43,659     $  35.49
   Granted                              18,127        29.23        11,404        32.04      15,322        45.19
   Exercised                            (2,488)       17.04        (2,071)       17.48      (5,745)       18.94
   Cancelled                            (3,556)       42.31        (2,320)       47.86      (1,280)       51.52
                                        ------     --------        ------     --------      ------     --------
 Outstanding at year-end                71,052     $  36.91        58,969     $  38.76      51,956     $  39.79
                                        ------     --------        ------     --------      ------     --------
 Options exercisable at year-end        42,242                     35,067                   26,962

The following table summarizes information about fixed stock options outstanding.

At December 31, 2001
----------------------------------------------------------------------------------------------------------
    Range of
Exercise Prices                         Outstanding                                 Exercisable
------------------- ------------------------------------------------------ -------------------------------
                                      Weighted Average

       At     Less       Options       Remaining Years   Weighted Average       Options  Weighted Average
    Least     Than   (Thousands)   of Contractual Life     Exercise Price   (Thousands)    Exercise Price
   -------  ------ ------------- --------------------- ------------------ ------------- -----------------
 $     11    $21        7,403              2.7              $  17.97           7,403        $  17.97
       21     35       33,161              8.4                 30.11           8,800           30.62
       35     48       21,500              6.8                 45.85          17,114           46.05
       50     60        8,988              6.5                 56.22           8,925           56.26
             ---       ------              ---              --------          ------        --------
 $     11    $60       71,052              7.1              $  36.91          42,242        $  40.07

Share Repurchase Program

The Company has a share repurchase program in place that authorizes the purchase of up to 125 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. From the inception of the program through December 31, 2000, the Company repurchased 94 million shares in the open market for $4,084 million. In 2001, the Company repurchased 400 thousand shares for $12 million.

     In 2001, the Company continued to sell equity put options as an enhancement to the share repurchase program and earned $9 million in premiums. These options provide the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expire "in the money" (the option strike price is greater than the closing price for Gillette common stock on the expiration date). In addition, the premiums received are a source of funding for share purchases. The options are exercisable only on the last day of their term. The Company, at its discretion, may elect to settle by paying net cash or by purchasing the shares.

      The put option prices were based on the market value of the Company's stock at the date of issuance. The redemption value of the outstanding options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying consolidated balance sheet as "Contingent Redemption Value of Common Stock Put Options."

      At December 31, 2001, the outstanding put options had strike prices that were greater than the closing price for Gillette common stock on December 31, 2001. Those options were therefore "in the money." Although the options are not exercisable until a future date, the "in the money" obligation at December 31, 2001, was $1 million. At December 31, 2000, no "in the money" obligations existed on outstanding options.

Preferred Stock Purchase Rights

At December 31, 2001, the Company had 528 million preferred stock purchase rights outstanding, representing one-half right for each share of common stock outstanding. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

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

      At December 31, 2001, there were authorized 5 million shares of preferred stock without par value, of which 400 thousand Series A shares were reserved for issuance upon exercise of the rights. No shares were outstanding.

                  OPERATING SEGMENTS AND RELATED INFORMATION


The following table presents certain operating segment information.

                               Blades &     Personal                     Oral                    All
Years ended December 31,         Razors         Care     Duracell        Care       Braun       Other       Total
                             ----------   ----------   ----------   ---------   ---------   ---------   ---------
(millions)

 2001
 Net sales                     $3,416       $  877       $2,365      $1,270      $1,033      $   --      $ 8,961
 Profit from operations         1,141           68          217         240          98        (266)       1,498
 Identifiable assets            3,195          515        2,932         976         963       1,388        9,969
 Capital expenditures             222           49          162          92          69          30          624
 Depreciation                     197           26           78          53          53          46          453

 2000
 Net sales                     $3,394       $  960       $2,567      $1,204      $1,100      $   --      $ 9,225
 Profit from operations         1,272          100          456         226          94        (636)       1,512
 Identifiable assets            3,740          538        3,304         901       1,078         841       10,402
 Capital expenditures             477           52          156          45          59           4          793
 Depreciation                     222           43           59          54          59          30          467

 1999
 Net sales                     $3,143       $1,041       $2,709      $1,114      $1,067      $   --      $ 9,074
 Profit from operations         1,144           93          608         224          60         (42)       2,087
 Identifiable assets            3,532          696        3,310       1,075       1,190       1,983       11,786
 Capital expenditures             459           85          145          82          88          30          889
 Depreciation                     186           29           56          49          57          22          399

Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. The name of the Toiletries segment has been changed to Personal Care, to better reflect the philosophy of segment management. No changes have been made to the products contained in the segment.

      The Blades & Razors segment consists of blades and razors. The Personal Care segment includes shave preparations, after-shaves and antiperspirants/deodorants. The Duracell segment consists of consumer batteries. Effective January 1, 2001, a new "Oral Care" segment replaced the previous "Oral-B Products" segment. Oral Care contains all manual oral care products previously included under Oral-B Products, plus Braun Oral-B power oral care products previously included in the "Braun Products" segment. The new Braun segment contains all remaining Braun products: male and female hair removal; household and hair care appliances; and personal diagnostic devices, including ear thermometers and blood pressure monitors. Prior-year amounts have been reclassified to reflect the change.

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

      The All Other column includes items not allocated to operating segments. Profit from operations includes all unallocated income/expense items, including corporate headquarters expenses, as well as the $172 million and $572 million charges for restructuring and asset impairments in 2001 and 2000, respectively. Identifiable assets includes financial instruments managed by the Corporate Treasury Department, nonqualified benefit trusts, deferred income tax assets and net assets of discontinued operations. Capital expenditures is primarily related to Research and Development initiatives.

      The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 12% of sales in 2001. These sales occurred primarily in the United States and were across all product segments.


Net sales by geographic area follow.

Years ended December 31,       2001       2000      1999
                           ---------   --------- ---------
(millions)

 Foreign                    $5,204      $5,510    $5,509
 United States               3,757       3,715     3,565
                            ------      ------    ------
                            $8,961      $9,225    $9,074

Long-lived assets follow.

At December 31,        2001       2000      1999
                   --------   -------- ---------
(millions)

 Germany            $  508     $  519   $  546
 Other Foreign       1,013      1,145    1,178
                    ------     ------   ------
   Total Foreign     1,521      1,664    1,724
 United States       2,027      1,886    1,743
                    ------     ------   ------
                    $3,548     $3,550   $3,467

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)





                                                              Three Months Ended
                                         --------------------------------------------------------------------
2001                                          March 31     June 30    September 30   December 31  Total Year
                                         ------------- -----------  -------------- -------------  -----------
(millions, except per share amounts)

 Net sales                                     $ 1,763     $   2,118      $ 2,362     $ 2,718      $   8,961
 Gross profit                                    1,140         1,346        1,440       1,628          5,554
 Profit from operations                            319           375          473         331          1,498
 Income from continuing operations
   before income taxes                             264           336          429         313          1,342
 Net income                                        182           232          296         200            910
 Net income per common share, basic
   and assuming full dilution (a)                  .17           .22          .28         .19            .86
 Dividends declared per common share                --       .16 1/4      .16 1/4     .32 1/2            .65
 Dividends paid per common share               .16 1/4       .16 1/4      .16 1/4     .16 1/4            .65
 Stock price range:
   High                                          36.38         31.98        32.08       35.31          36.38
   Low                                           29.50         24.50        26.00       29.00          24.50

2000

 Net sales                                     $ 1,889     $   2,222      $ 2,308     $ 2,806      $   9,225
 Gross profit                                    1,183         1,392        1,437       1,744          5,756
 Profit from operations                            442           499          575          (4)         1,512
 Income from continuing operations
   before income taxes                             389           444          524         (69)         1,288
 Discontinued operations, net of tax                (2)         (427)          --          --           (429)
 Net income                                        258          (131)         350         (85)           392
 Net income per common share, basic (a)
   Continuing operations                           .24           .28          .33        (.08)           .78
   Discontinued operations                          --          (.41)          --          --           (.41)
   Net income                                      .24          (.13)         .33        (.08)           .37
 Net income per common share,
   assuming full dilution (a)
   Continuing operations                           .24           .28          .33        (.08)           .77
   Discontinued operations                          --          (.41)          --          --           (.40)
   Net income                                      .24          (.13)         .33        (.08)           .37
 Dividends declared per common share           .16 1/4            --      .16 1/4     .32 1/2            .65
 Dividends paid per common share               .14 3/4       .16 1/4      .16 1/4     .16 1/4        .63 1/2
 Stock price range:
   High                                          43.00         41.69        34.81       37.19          43.00
   Low                                           28.19         30.88        27.19       27.13          27.13

(a) Earnings per common share are computed independently for each of the periods presented and, therefore, may not add up to the total for the year.

                          Historical Financial Summary
                  The Gillette Company and Subsidiary Companies


Years ended December 31,                                 2001(a)      2000(b)      1999        1998(c)       1997       1996(d)
                                                      ----------   ----------   ----------   ----------   ----------   ---------
(millions, except per share amounts and employees)

 Summary of Operations

Net Sales (e)                                            $ 8,961        9,225       9,074         9,136        9,084      8,735
Profit from Operations (e)                               $ 1,498        1,512       2,087         1,776        2,168      1,514
Income before Income Taxes
  Continuing                                             $ 1,342        1,288       1,912         1,656        2,065      1,403
  Discontinued                                           $    --         (531)         18            13          156        122
                                                         -------      -------      ------       -------      -------    -------
                                                         $ 1,342          757       1,930         1,669        2,221      1,525
Net Income

  Continuing                                             $   910          821       1,248         1,073        1,327        871
  Discontinued                                           $    --         (429)         12             8          100         78
                                                         -------      -------      ------       -------      -------    -------
                                                         $   910          392       1,260         1,081        1,427        949
Weighted Average Common Shares
  Outstanding
  Basic                                                    1,055        1,054       1,089         1,117        1,118      1,107
  Assuming full dilution                                   1,058        1,063       1,111         1,144        1,148      1,140
Per Common Share Data
Net Income per Common Share:
  Basic
   Continuing                                            $   .86          .78        1.14           .95         1.18        .78
   Discontinued                                          $    --         (.41)        .01           .01          .09        .07
                                                         -------      -------      ------       -------      -------    -------
                                                         $   .86          .37        1.15           .96         1.27        .85
  Assuming Full Dilution
   Continuing                                            $   .86          .77        1.13           .94         1.15        .76
   Discontinued                                          $    --         (.40)        .01           .01          .09        .07
                                                         -------      -------      ------       -------      -------    -------
                                                         $   .86          .37        1.14           .95         1.24        .83
Dividends Declared per Common Share:
  Gillette                                               $   .65          .65         .59           .51          .43        .36
  Duracell                                                                                                         $        .58
Stock Price, December 31                                 $ 33.40        36.13       41.19         47.81        50.22      38.88
Balance Sheet Data
Net Property, Plant and Equipment (e)                    $ 3,548        3,550       3,467         3,285        2,918      2,404
Total Assets (e)                                         $ 9,946       10,213      10,612        10,630        9,636      9,171
Long-Term Debt                                           $ 1,654        1,650       2,931         2,256        1,476      1,490
Stockholders' Equity                                     $ 2,137        1,924       3,060         4,543        4,841      4,471
Other Information
Net Interest Expense                                     $   141          218         129            86           69         67
Depreciation and Amortization (e)                        $   509          535         464           421          384        347
Capital Expenditures (e)                                 $   624          793         889           952          933        787
Employees (e)                                             31,500       35,200      37,600        39,800       40,500     40,400

(a) In 2001, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $172 million, net income by $135 million and net income per common share, both basic and assuming full dilution, by $.13.

(b) In 2000, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $572 million, net income by $430 million and net income per common share, both basic and assuming full dilution, by $.41.

(c) In 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $440 million, net income by $285 million, net income per common share, basic, by $.26, and net income per common share, assuming full dilution, by $.25.

(d) In 1996, charges for merger-related costs reduced profit from operations and income before income taxes by $413 million, net income by $283 million, net income per common share, basic, by $.26, and net income per common share, assuming full dilution, by $.25.

(e) Represents continuing operations.

                     Corporate and Stockholder Information




Stockholder Inquiries                                                 Auditors
William J. Mostyn III                                                 KPMG LLP
Secretary

                                                                      Financial Information
Investor Inquiries                                                    The Gillette Company offers free of charge this Annual
Christopher M. Jakubik                                                Report, the Form 10-K Annual Report, quarterly earnings
Vice President, Investor Relations                                    reports and other announcements concerning financial results.

Media Inquiries                                                           Printed copies of these materials may be requested
Eric A. Kraus                                                         by writing to the Office of the Secretary, by calling toll
Vice President, Corporate Communications                              free (877) 788-4463 from within the United States or by
                                                                      calling (703) 386-1171 from outside the United States.
Annual Meeting                                                            Financial information also may be reviewed, down-
The Annual Meeting of Stockholders will take place                    loaded or requested in printed form by accessing the
on Thursday, May 16, 2002, at the Hotel du Pont,                      Investors' section of www.gillette.com.
Wilmington, Delaware. The meeting will convene at
10 am.
                                                                      InvestLink-Direct Stock
                                                                      Purchase Program
Corporate Headquarters                                                InvestLink is a direct stock purchase program sponsored
Prudential Tower Building                                             and administered by EquiServe Trust Company, N.A.,
Boston, Massachusetts 02199                                           the Company's Transfer Agent. InvestLink provides
(617)421-7000                                                         an economical, convenient way to purchase your first
Via Internet: www.gillette.com                                        shares or to purchase additional shares of Gillette common stock directly from the Company Program participants
Incorporated                                                          also may reinvest their cash dividends through InvestLink.
State of Delaware                                                         Interested individuals may request an investor kit by
                                                                      writing to the Transfer Agent by calling toll-free
Common Stock                                                          (877)788-4463 from within the United States, by calling
Major stock exchanges, New York, Boston, Chicago,                     (703)386-1171 from outside the United States; or
Pacific, Frankfurt                                                    by accessing the Investors' section of www.gillette.com.

New York Stock Exchange Symbol: G                                     Electronic Proxy Material Distribution
                                                                      The Company is pleased to offer its registered stock-
At year-end stockholders numbered 47,400, living in                   holders and participants in its Employees' Savings Plan
all 50 states and more than 50 countries abroad                       and ESOP the option of receiving proxy material
                                                                      electronically.
                                                                      Registered stockholders and plan participants may authorize
Transfer Agent and Registrar                                          electronic delivery or obtain more information at
EquiServe Trust Company, N.A.                                         www.econsent.com/g/.
P.O. Box 43016                                                            Beneficial stockholders should contact their
Providence, Rhode Island 02940-3016                                   brokerage firms to determine the availability of electronic
(781)575-2322                                                         proxy material distribution.
By fax: (781)828-8813
Toll-free: (888)218-2841
Hearing impaired: (800)952-9245(TTY/TDD)
Via Internet: www.equiserve.com


                        Directors and Executive Officers



DIRECTORS                                         EXECUTIVE DIRECTORS

Warren E. Buffett(3),(5)                          Chairman of the Board and
Chairman and Chief Executive Officer,             Chief Executive Officer
Berkshire Hathaway, Inc.                          James M. Kilts

Edward F. DeGraan                                 President and
President                                         Chief Operating Officer
                                                  Edward F. DeGraan
Wilbur H. Gantz(2),(5)
Former Chairman and Chief Executive Officer,      Senior Vice Presidents
PathoGenesis Corporation                          Charles W. Cramb
                                                  Finance
Michael B. Gifford(1),(4)
Former Chairman of the Board,                     Edward E. Guillet
Danka Business Systems PLC                        Human Resources

Carol R. Goldberg(2),(3)                          Peter Klein
President,                                        Strategy and Business Development
The Avcar Group, Ltd.
                                                  Kathy S. Lane
Dennis F. Hightower (2),(5)                       Corporate Information Technology and Applications
Retired Chief Executive Officer,
Europe Online Networks, S.A.                      John F. Manfredi
                                                  Corporate Affairs
Herbert H. Jacobi(2),(4)
Chairman of the Supervisory Board,                Richard K. Willard
HSBC Trinkaus & Burkhardt KGaA                    Legal

                                                  Vice Presidents
James M. Kilts(3)                                 A. Bruce Cleverly
Chairman of the Board                             Global Business Management,
                                                  Oral Care
Henry R. Kravis(1),(3)
General Partner,                                  Joseph F. Dooley
Kohlberg Kravis Roberts & Co., L.P.               Commercial Operations,
                                                  North America
Jorge P. Lemann(1),(4)
General Partner,                                  Ernst A. Haberli
GP Investimentos                                  Commercial Operations,
                                                  International
Richard R. Pivirotto(2),(5)
President,                                        Peter K. Hoffman
Richard R. Pivirotto Co., Inc.                    Global Business Management,
                                                  Blades and Razors
Marjorie M. Yang(1),(4)
Chairman and Chief Executive Officer,             Mark M. Leckie
Esquel Group                                      Global Business Management,
                                                  Duracell
(1)Audit Committee
(2)Compensation Committee                         Claudio E. Ruben
(3)Executive Committee                            Controller
(4)Finance Committee
(5)Nominating and Corporate Governance Committee  Joseph Scalzo
                                                  Global Business Management,
   Committee Chair                                Personal Care