Form 10-K, Exhibit 13
period 2002-12-31
GILLETTE CO
filed 2003-03-05
CIK 41499

Management's Discussion and Analysis of Financial Condition and Results of Operations
The Gillette Company and Subsidiary Companies

      RESULTS OF OPERATIONS

      Net Sales
      Net sales in 2002 were $8.45 billion, 5% above those of 2001. The 2002 sales growth is at the upper end of the 3-5% growth range that the Company expects to consistently deliver. Volume/mix accounted for nearly the entire sales gain, as the impacts of pricing and exchange had no material effect for the year. Sales increased due to new product introductions, the strength of established products and the comparison with the lower volumes that resulted from the Company's trade inventory reductions in 2001. Net sales in 2001 were $8.08 billion, 3% below those of 2000. Excluding the adverse effect of exchange, 3%, sales in 2001 were level with those of the prior year. The level sales were attributable to favorable pricing of 1%, offset by negative volume/mix of 1%, which included the significant unfavorable impact of trade inventory reductions.
      An analysis of sales by business segment follows.

                                                               % increase/(decrease)
Years ended December 31,        2002        2001        2000       02/01       01/00
------------------------------------------------------------------------------------
(millions)
Blades & Razors             $3,435      $3,200      $3,177         7             1
Duracell                     1,898       1,953       2,137        (3)           (9)
Oral Care                    1,248       1,149       1,079         9             7
Braun                        1,056         981       1,042         8            (6)
Special Care                   816         801         875         2            (8)
                            -------------------------------------------------------
                            $8,453      $8,084      $8,310         5            (3)
                            =======================================================

See Notes to Consolidated Financial Statements for segment data.

      Sales of Blades and Razors in 2002 were 7% higher than those of the prior year. Without the negative effect of exchange, sales grew 8%. Sales growth was driven by the success of premium shaving systems, specifically the Mach3 and Venus, and favorable comparisons to 2001, when actual sales were below consumption due to the Company's program to reduce trade inventories. In addition, the Mach3Turbo shaving system made significant gains in North America. Growth was offset by increased spending on trade and consumer programs and the absence of a pre-price increase buy-in in North America that occurred in 2001, but not in 2002. In addition, sales of disposable razors continued to improve. In 2001, sales of Blades and Razors were 1% higher than in the prior year. Excluding the adverse effect of exchange, sales grew 4%. The sales increase was due to the continued strength of the Mach3 shaving system, as well as strong shipments of the Venus system in North America and Europe, offset by lower volumes related to the Company's program to reduce trade inventories of blades.
      Sales of Duracell products in 2002 were 3% lower than in the prior year, and exchange had no material impact. Favorable unit shipments, despite category weakness in Latin America, were offset by increased trade and consumer spending and an adverse shift in product mix among brands, pack sizes and retail channels. In January 2003, the Company announced Duracell's price-deal realignment program for the U.S. in an effort to restore brand value to Duracell. Through the program, the Company will simplify the offering to the customer with fewer SKU's and price points, improve everyday competitive pricing on the shelf, engage in more efficient trade and consumer promotion and increase investment in category- and brand-building activities. In 2001, sales of Duracell products declined 9%. Excluding the adverse effect of exchange, sales declined 7% versus the prior year. The sales decline reflected the Company's program to reduce trade inventory levels and a change in mix, as the proportion of CopperTop battery sales increased versus those of the premium-priced Duracell Ultra brand.
      Oral Care sales were 9% above those of 2001, as the success of new product introductions drove strong growth in both the manual and power segments. Without the effect of exchange, sales would have been 7% above those of 2001. In manual Oral Care, sales gains reflected the successful North American launch of the Oral-B Stages line of children's toothbrushes and strong growth in the developing markets of Asia and AMEE (Africa, Middle East and Eastern Europe) from entry-level Exceed, Vision and Classic toothbrushes. In power Oral Care, sales growth reflected incremental battery toothbrush sales in both North America and Europe. Higher promotional spending partially offset these gains. In 2001, sales of Oral Care products were 7% above those of 2000, but would have been 9% higher without the impact of exchange. Strong gains in power Oral Care products more than offset lower sales of manual Oral Care products.
      Sales of Braun products were 8% above those of 2001. Excluding the impact of exchange, Braun sales were 5% above those of the prior year. Growth was driven by the success of new electric shavers, partially offset by lower sales in Latin America and increased trade and consumer spending. In 2001, Braun sales were 6% lower than in the previous year, but would have been 2% lower, excluding the impact of exchange. The decrease reflects reduced product offerings within non-shaving categories.
      Personal Care sales were 2% higher than those of 2001, and exchange had no material impact in 2002. The sales gain was driven by the success of new products, namely PowerStripe antiperspirants, the reformulated line of Gillette Series shave preparations and the re-staged Satin Care line, offset by increased trade and consumer spending. All regions showed sales growth except Latin America, which experienced economic downturn and increased competitive activity. In 2001, Personal Care sales decreased 8% from those of 2000, but would have been 4% below that year's level without the negative effect of exchange, 6%, and the divestiture of White Rain hair care products, 2%, in April 2000. Sales declined in shave preparations, as well as in antiperspirants/deodorants.
      The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 12% of sales in both 2002 and 2001. These sales occurred primarily in the United States and were across all product segments.

      Gross Profit
      Gross profit was $4.94 billion in 2002, $4.68 billion in 2001 and $4.84 billion in 2000. As a percent of net sales, gross profit was 58.5% in 2002, compared with 57.9% in 2001 and 58.3% in 2000. In 2002, the margin gain was driven by favorable blade/razor mix, savings from our Strategic Sourcing Initiative to reduce costs of materials and services, and benefits from restructuring. These savings were offset by $27 million of incremental expenses related to our Functional Excellence initiative, which is described below, higher year-over-year trade spending and unfavorable product mix shifts in both Duracell and Oral Care. In 2001, the margin decline versus 2000 was mainly due to the planned unfavorable mix in Duracell and Blades and Razors, as well as the reduced efficiencies resulting from the Company's program to lower trade inventories of blades.

      Selling, General and Administrative Expenses
      Selling, general and administrative expenses amounted to 37.5% of 2002 net sales, compared with 37.2% and 33.2% in 2001 and 2000, respectively. In absolute terms, these expenses increased 6% in 2002 and 9% in 2001. Advertising increased 12% in 2002, driven by higher investment behind both new and established products. The 7% rise in advertising spending in 2001 was in line with objectives to increase advertising investment levels. The table below shows the breakout of advertising and sales promotion within selling, general and administrative expenses for 2002, 2001 and 2000, and the percentage increase from the prior year for 2002 and 2001.

                                                           % of                      % of                  % of
                                               2002   Net Sales          2001   Net Sales      2000   Net Sales
---------------------------------------------------------------------------------------------------------------
(millions)
Advertising                                    $647                      $576                  $539
Sales promotion                                 319                       319                   300
                                               ----------------          ----------------      ----------------
                                               $966         11%          $895         11%      $839         10%
                                               ----------------          ----------------      ----------------
Percentage increase from prior year               8%                        7%

      In 2002, other marketing and administrative expenses were 5% above those of the prior year, but were flat as a percentage of sales at 26%, due to incremental Functional Excellence expenses amounting to $94 million, which offset savings from the December 2000 restructuring, Zero Overhead Growth efforts and a $34 million reduction in amortization associated with the adoption of Statement of Financial Accounting Standards (SFAS) 142. Excluding the incremental Functional Excellence charges, other marketing and administrative expenses were comparable to those of the prior year. In 2001, other marketing and administrative expenses increased 10%, due to substantial investment behind merchandising activity.

      Profit from Operations
      Profit from operations was $1.81 billion in 2002, compared with $1.50 billion in 2001 and $1.51 billion in 2000.
      Excluding the pretax $30 million gain on the sale of Vaniqa, a female facial hair growth retardant, and the restructuring recovery of $9 million in 2002, and restructuring and asset impairment charges of $172 million in 2001 and $572 million in 2000, profit from operations was $1.77 billion in 2002 (20.9% of net sales), $1.67 billion in 2001 (20.7% of net sales) and $2.08 billion in 2000 (25.1% of net sales). The 6% increase in 2002 profit from operations was driven by cost reductions across the organization, an improvement in product mix in Blades and Razors, and a decrease in amortization of $34 million, due to the adoption of SFAS 142, partially offset by $121 million of incremental Functional Excellence expenses. The 20% decrease in 2001 was due to lower net sales, increased advertising spending and higher other marketing and administrative expenses.
      An analysis of profit from operations by business segment follows. Functional Excellence charges for 2002 are included in the relevant segments. Restructuring, asset impairment charges and the gain on the sale of Vaniqa are included in Corporate/Other.

                                                                             % increase/(decrease)
Years ended December 31,                      2002        2001        2000       02/01        01/00
---------------------------------------------------------------------------------------------------
(millions)
Blades & Razors                             $1,299      $1,141      $1,272          14          (10)
Duracell                                       233         217         456           7          (52)
Oral Care                                      222         240         226          (7)           6
Braun                                           75          98          94         (23)           4
Personal Care                                   51          68         100         (25)         (32)
                                            -------------------------------------------------------
                                             1,880       1,764       2,148           7          (18)
                                            -------------------------------------------------------
Corporate/Other                                (71)       (266)       (636)
                                            -------------------------------------------------------
Profit from Operations                      $1,809      $1,498      $1,512          21           (1)
                                            =======================================================
 Gain on sale of Vaniqa                        (30)         --          --
 Restructuring and Asset Impairment             (9)        172         572
Profit from Operations, excluding
special items                               $1,770      $1,670      $2,084           6          (20)
                                            =======================================================

See Notes to Consolidated Financial Statements for segment data.

      Blades and Razors profit from operations was 14% higher in 2002, due mainly to favorable blade versus razor mix and favorable comparisons due to the 2001 trade inventory reduction program, offset partially by incremental Functional Excellence costs in 2002. In 2001, Blades and Razors profit was 10% below that of the year before, due to unfavorable razor versus blade mix, increased advertising support and higher administrative costs.
      Duracell profit from operations increased 7% from the prior year, due to the realization of cost savings that more than offset higher promotional spending, incremental Functional Excellence expenses, the planned shift in mix to lower margin product and pack sizes and the first-quarter 2002 costs of withdrawing selected hearing aid batteries from the market. In 2001, Duracell profit from operations was 52% lower than in 2000, the result of lower net sales, greater advertising spending and increased overhead costs.
      Oral Care profit from operations was 7% below that of 2001, as sales gains from new products and cost savings were more than offset by increased marketing spending, incremental Functional Excellence charges and incremental expenses related to the write-down of excess real property. In 2001, Oral Care profit from operations was 6% above that of 2000, due primarily to increased sales and manufacturing efficiencies, offset by higher overhead expenses.
      Braun profit from operations was 23% lower than in the prior year, due to increased advertising costs, unfavorable product mix and significant Functional Excellence expenses, which offset progress in reducing manufacturing costs. In 2001, Braun profit from operations was 4% higher than in 2000, reflecting favorable mix, manufacturing cost savings and lower marketing expenses.
      Personal Care profit from operations in 2002 was 25% lower than that of the prior year, due to higher advertising and promotional support, as well as incremental Functional Excellence expenses. In 2001, Personal Care profit was 32% below that of the previous year, due to lower sales and increased administrative costs.

      Nonoperating Charges/Income
      Net interest expense amounted to $59 million in 2002, $141 million in 2001 and $218 million in 2000. Net interest expense fell in 2002 and 2001, due to reduced borrowings and significantly lower interest rates year-over-year. A net exchange gain of $16 million in 2002 was due to transactional gains. This compared with a net exchange loss of $3 million in 2001 that stemmed primarily from subsidiaries in highly inflationary countries, and a net exchange gain of $8 million in 2000. Translation adjustments resulting from currency fluctuations of net foreign investments in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 41. In 2002, the favorable translation adjustment was $41 million, compared with unfavorable translation adjustments of $93 million in 2001 and $249 million in 2000, reflecting significant exchange rate movements.

      Income Taxes
      The effective tax rate was 31.0% in 2002, compared with rates of 32.2% in 2001 and 36.3% in 2000. The 2002 effective tax rate of 31.0% was unchanged from that of 2001, when the effect of certain items included in the 2001 restructuring and asset impairment charge is excluded. The decrease in the effective tax rate in 2001 from 2000 was due primarily to the nondeductibility of certain asset impairment charges in 2000. Excluding the impact of certain restructuring and asset impairment charges in 2001 and 2000, the tax rate declined to 31.0% in 2001 from 32.8% in 2000.

      Income from Continuing Operations
      Income from continuing operations was $1.21 billion in 2002, compared with $910 million in 2001 and $821 million in 2000. Diluted net income per common share from continuing operations was $1.14 in 2002, compared with $.86 in 2001 and $.77 in 2000.
      Excluding the gain from the sale of Vaniqa and the restructuring recovery in 2002, and restructuring and asset impairment charges in 2001 and 2000, income from continuing operations was $1.18 billion in 2002 ($1.12 per diluted share), compared with $1.05 billion in 2001 ($.99 per diluted share) and $1.25 billion in 2000 ($1.18 per diluted share).

      Financial Condition
      The Company's financial condition, most notably its cash-generating capabilities, continued to strengthen during 2002. Cash provided by operations is the Company's primary source of funds to finance operations, capital investments, stock repurchases and dividends. Free cash flow, defined as cash remaining from operations after capital investments, for 2002 was $1.72 billion, more than doubling over the last two years. A reconciliation of net cash provided by operating activities to free cash flow follows.

Years Ended December 31,                              2002        2001        2000
------------------------------------------------------------------------------------
(millions)
Net cash provided by operating activities           $2,077      $2,092      $1,604
Less: additions to property, plant and equipment      (405)       (624)       (793)
Plus: disposals of property, plant and equipment        43          59          41
                                                    ------------------------------
Free cash flow                                      $1,715      $1,527      $  852
                                                    ==============================

      Net cash provided by operating activities was $2.08 billion in 2002, in line with 2001. Higher profits and continued working capital improvements were offset by significant contributions to pension plans. Net cash from operating activities of $2.09 billion in 2001 increased 31% from $1.60 billion in 2000. This increase was principally due to improved accounts receivable collections.
      Net working capital as a percentage of net sales decreased dramatically over the last two years, dropping from 22% in 2000 to 16% in 2001, to 8% by the end of 2002, due entirely to improvements in accounts receivable, accounts payable and inventory. Net working capital is defined as current assets from continuing operations (less cash and cash equivalents) minus current liabilities (before loans payable and current portion of long-term debt).
      Capital spending has also been dramatically reduced. In 2002, capital spending of $405 million, or 5% of net sales, was $219 million below 2001, a 35% reduction. Capital spending in 2001, at $624 million, or 8% of net sales, was $169 million below 2000 spending, a 21% reduction. The 2000 spending was $793 million, or 10% of sales. Capital spending is focused on new products and cost reduction projects.
      Since 2001, the Company has sought to improve the efficiency of its working capital. The working capital improvements, reduced capital spending and higher profits greatly increased the Company's financial flexibility. The Company was able to reduce net debt (total debt net of associated swaps, less cash and cash equivalents) by $594 million during 2002, despite outlays of $427 million to repurchase 14 million shares of the Company's stock and $529 million in contributions to its pension plans. Over the last two years, net debt has dropped by $1.73 billion to $2.72 billion at December 31, 2002, from $3.32 billion at December 31, 2001, and $4.45 billion at December 31, 2000. As a component of net debt, cash and cash equivalents decreased by $146 million to $801 million in 2002, after increasing by $885 million in 2001 to $947 million. Cash equivalents are invested in highly liquid deposits and marketable securities of institutions with high credit quality.
      The market value of outstanding Gillette equity was $32 billion at the end of 2002, compared with $35 billion and $38 billion at the end of 2001 and 2000, respectively. The Company's stockholders' equity position was $2.26 billion at the end of 2002, compared with $2.14 billion at the end of 2001 and $1.92 billion at the end of 2000.
      The Company's investment grade long-term credit ratings of AA- from Standard & Poor's and Aa3 from Moody's and commercial paper ratings of A1+ from Standard & Poor's and P1 from Moody's provide a high degree of flexibility in obtaining funds. The Company has the ability to issue up to $1.47 billion in commercial paper in the U.S. and Euro markets. The Company's commercial paper program is supported by its revolving credit facility and other sources of liquidity, primarily the Company's cash flow from operations. At December 31, 2002, there was $549 million outstanding under the Company's commercial paper program, a substantial drop from $1.98 billion at the end of 2001 and $2.04 billion at the end of 2000, due primarily to new long-term debt issuances and operating cash flows. On October 15, 2002, the Company entered into a new 364-day revolving bank credit facility in the amount of $1.1 billion, expiring on October 14, 2003. Liquidity is enhanced through a provision in this agreement that gives the Company the option to enter into a one-year term loan in the amount of up to $1.1 billion. The Company believes it has sufficient alternative sources of funding available to replace its commercial paper program, if necessary.
      On March 6, 2002, the Company privately placed $350 million 4.0% notes, due June 2005. The proceeds from this debt issuance were used to reduce commercial paper borrowings. On August 21, 2002, the Company exchanged $327 million of these notes for notes registered under the Securities Act.
      During 2002, two shelf registration statements were filed allowing the Company to issue up to $2.8 billion in debt securities in the U.S. It is currently anticipated that the proceeds from the sale of any debt securities issued under these shelf registrations will be used to repay commercial paper borrowings and replace other maturing debt, although the proceeds may also be used for other corporate purposes, including repurchase of the Company's stock.
      At December 31, 2002, $824 million was issued under these shelf registrations, consisting of $250 million 4.125% notes, due August 2007; $500 million 3.5% notes, due October 2007; and $74 million in fixed interest notes with various terms and maturities, issued under the Gillette CoreNotes program. The $500 million 3.5% notes, due October 2007, are redeemable at par, at the Company's option, on any interest payment date on or after October 15, 2004.
The fixed interest notes issued under the Gillette CoreNotes program are redeemable at par, at the Company's option, on any interest payment date on or after one year from the date of issuance. All proceeds from these issuances were used to reduce commercial paper borrowings. At December 31, 2002, a total of $1.98 billion was available under these shelf registration statements.
      With its strong brands, leading market positions, strong financial condition and substantially improved cash-generating capability, Gillette expects to continue to have capital available for growth through both internally generated funds and significant credit resources. The Company has substantial unused lines of credit and access to worldwide financial markets, enabling the Company to raise funds at favorable rates.
      The Company has contractual obligations payable or maturing in the following years.

                                                          2004,       2006,           2008
                                               2003       2005        2007      and beyond       Total
------------------------------------------------------------------------------------------------------
(millions)
Long-term debt, at face value, including
 current portion                             $  522     $1,113      $1,175            $ 76      $2,886
Loans payable                                   673          -           -               -         673
Operating leases & other                        114        151         108             167         540
                                             ---------------------------------------------------------
                                             $1,309     $1,264      $1,283            $243      $4,099
                                             =========================================================

      The Company has no material contingent commitments. The Company has no material "off balance sheet" arrangements or nonconsolidated Variable Interest Entities.

      Market Risk
      The Company is subject to market risks, such as changes in currency and interest rates, that arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments, to protect against the adverse effects of these and other market risks.
      To manage the impact of currency changes on foreign-denominated profits, the Company primarily uses product sourcing and pricing strategies, supplemented by purchases of foreign currency options when considered appropriate.

      The Company uses foreign-denominated debt and forward contracts to hedge the impact of currency changes on its net foreign investments, normally in currencies with low interest rates.
      The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed and floating rate debt by entering into interest rate swaps and forward rate agreements.
      Most of the Company's transactional exchange exposure is managed through centralized cash management. The Company hedges net residual transactional exchange exposures primarily through forward contracts.
      More detailed information about the strategies, policies and use of derivative financial instruments is provided in the Financial Instruments and Risk Management Activities note in Notes to Consolidated Financial Statements. The Company has established policies, procedures and internal controls governing the use of derivative financial instruments and does not use them for trading, investment or other speculative purposes. In addition, the Company's use of derivative instruments is reviewed by the Finance Committee of the Board of Directors annually. Financial instrument positions are monitored using a value-at-risk model. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.
      Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 2002 and 2001, a near-term change in market rates would not materially affect the consolidated financial position, results of operations or cash flows of the Company.

      Restructuring and Asset Impairments

      2000 Restructuring Program and Impaired Assets On December 18, 2000, the Company announced a restructuring program and the impairment of certain intangible assets. This resulted in a 2000 charge to operations of $572 million ($430 million after taxes, or $.41 per common share, diluted) that included $360 million for the restructuring program and $212 million to write down impaired intangible assets. The worldwide restructuring of operations improved the Company's operating efficiency, streamlined the supply chain and further decreased costs. The program budgeted a net reduction of approximately 2,700 employees across all business functions, operating units and geographies.
      The charge for the 2000 restructuring program was $360 million, which included a write-down of approximately $120 million to the carrying amount of factories, as well as the write-off of manufacturing, distribution and office equipment assets. Payments under the program continued throughout 2001 and 2002. Pretax cash outlays for the restructuring program were estimated at approximately $240 million. Cash severance payments will continue in 2003, due to the severance payment deferral options available to terminated employees. At December 31, 2002, remaining cash outlays were $13 million. Pretax savings from the program were $119 million for 2002. Due to lower than anticipated spending, a pretax recovery of $3 million was recorded to the 2000 restructuring program in 2002. The Company recorded an additional pretax gain of $3 million that was not charged to the restructuring program, reflecting better than anticipated results relating to property, plant and equipment disposals.
      The 2000 charge for impaired intangible assets was $212 million to write down $157 million of acquired goodwill relating to the Thermoscan personal diagnostic appliance brand in the Braun segment and $55 million of acquired goodwill and identifiable intangible assets for certain national battery brands in the Duracell segment.

      2001 Restructuring Program and Impaired Assets During the fourth quarter of 2001, the Company recorded a charge of $63 million associated with the withdrawal from several minor noncore businesses and the cessation of operations in one factory in the Duracell segment. The factory closure, based on a study that showed excess worldwide capacity, resulted in the reduction of 170 employees. Pretax savings from the program were $6 million for the year ended December 31, 2002.
      In the fourth quarter of 2001, in connection with a decision to exit battery brands in certain international markets, the Company announced a noncash impairment charge relating to the write-down of goodwill, other intangibles and related long-lived assets. This resulted in a fourth-quarter 2001 pretax charge to operations of $164 million. The businesses covered represent regional battery products that do not carry the Duracell brand. The value of the impaired assets was determined based on discounted cash flow analyses for future operating periods.
      In June 2002, the Company recorded a $30 million pretax gain on the sale of its rights in the Vaniqa business. Vaniqa, a prescription cream that slows the growth of unwanted facial hair in women, was distributed through a joint venture with Bristol-Myers Squibb. This gain included a recovery of $8 million to the 2001 restructuring program. Due to lower than anticipated spending, the Company recorded a pretax recovery of $2 million to the 2001 restructuring program in December 2002 and also recorded an additional pretax gain of $1 million that was not charged to the restructuring program, reflecting better than anticipated results relating to property, plant and equipment disposals.

      Functional Excellence
      In the second quarter of 2002, the Company began actions associated with its Functional Excellence initiative. This initiative is focused on upgrading capabilities, while reducing overhead costs by improving processes and eliminating duplication across functions. The total cost of this project is estimated at $350-$400 million. During 2002, the Company recorded expenses related to this initiative in the amount of $121 million. Additional costs will be recorded in 2003-2005 as programs are prepared and approved. Annualized savings from the Functional Excellence initiative are currently expected to be approximately $300-$350 million by 2006. These forward-looking cost and savings numbers contain management estimates that are subject to change over time.

      CRITICAL ACCOUNTING POLICIES

      Restructuring
      The Company estimates its restructuring liability for the exit plans approved by senior management by accumulating detailed estimates of costs for such plans from each of the affected geographic locations. This includes the estimated costs of employee severance and related benefits, impairment of property and equipment, contract termination payments for leases, distributor arrangements and other contractual obligations, and any other qualifying exit costs related to the exit plan. These estimated costs are grouped by specific projects within the overall exit plan and are then monitored on a monthly basis by corporate finance personnel, as well as by finance personnel at each affected geographic location. Such disclosures represent management's best estimate, but require assumptions about the programs that may change over time. Changes in estimates for individual locations are evaluated periodically to determine if a change in estimate is required for the overall restructuring program. Changes in estimates occurred during 2002 for the 2001 and 2000 restructuring programs, as discussed above. The Company recorded pretax recoveries in 2002 of approximately $10 million and $3 million, reflecting better than anticipated results within the 2001 and 2000 restructuring programs, respectively. Additional pretax gains of $1 million and $3 million that were not charged to the restructuring program were recorded to the 2001 and 2000 restructuring programs, respectively, due to better than anticipated results related to property, plant and equipment disposals. Changes in estimates also occurred during 2001 for the 2000 restructuring program. The primary reason for the change in 2001 was a strategic redirection of the Company's Personal Care unit that resulted in a pretax reduction of $33 million in the 2000 reserve. In addition, the Company recorded a pretax recovery of approximately $22 million in 2001, reflecting better than anticipated results in other projects within the 2000 restructuring program.

      Asset Impairment
      Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS 142, "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. The Company's impairment review is based on a discounted cash flow approach, at the segment reporting level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. Management uses the Company's approved Strategic Growth Plan for the first five years of the estimate. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by government and courts, may signal that an asset has become impaired.
      Carrying values for long-lived tangible assets and definite-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was adopted on January 1, 2002. Impairment reviews are conducted at the judgment of management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. The Company's initial impairment review to determine if an impairment test is required is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. The analysis requires management judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates and discount rates.
      There were no impairment charges recorded by the Company during 2002. Pretax impairment charges for goodwill and other long-lived assets of $164 million and $332 million were recorded in 2001 and 2000, respec-tively. These charges related to discrete product lines for which estimated discounted future operating cash flows indicated that the carrying values of the assets were not recoverable.

      Pensions and Retiree Medical Benefits
      The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions to estimate the benefit that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in the Pensions and Other Retiree Benefits note in the Notes to Consolidated Financial Statements, include discount rate, expected return on plan assets, future trends in health care costs and future pay increases. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.
      Annual pension and retiree medical expense is principally the sum of four components: 1) value of benefits earned by employees for working during the year; 2) increase in liability from interest; less 3) expected return on plan assets; and 4) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.
      Total accumulated losses were $1.1 billion at December 31, 2002, of which $681 million occurred during 2002. The difference between the expected return on plan assets, and the actual asset losses resulting from the substantial decline in equity markets, accounted for $382 million of the 2002 losses. The rest of the 2002 losses were due to higher plan liabilities, primarily the result of a 60-basis-point drop in discount rates. The losses accumulated during 2002 will increase pension and retiree medical expense by $53 million in 2003.
      If the value of pension plan assets is less than the accumulated pension benefit obligation, accounting standards require a company's balance sheet to include a pension liability equal to the difference. The adjustment to record this additional liability is charged to other comprehensive loss in stockholders' equity. The Company recorded a charge of $130 million to other comprehensive loss in 2002 to reflect required minimum pension liabilities.
      The Company voluntarily contributed $529 million to pension plans during 2002 to reduce the widening gap between pension assets and liabilities.

      Employee Stock Options
      As further explained in the Stock Compensation Plans and Capital Stock note in Notes to Consolidated Financial Statements, stock options are granted to key employees and nonemployee directors. Upon vesting, an option becomes exercisable, that is, the employee or director can purchase a share of Company common stock at a price that is equal to the share price on the day of grant.
      SFAS 123, "Accounting for Stock-Based Compensation," permits companies either to continue accounting for stock options under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or to adopt a fair-value-based method to measure compensation cost. Under APB No. 25, which the Company has elected to continue using, there is no compensation cost if, on the day of grant, the option's exercise price is equal to the share price.
      Under SFAS 123, an option is valued on grant day, then expensed evenly over its vesting period. The Summary of Significant Accounting Policies note in Notes to Consolidated Financial Statements provides the pro forma effects of the fair-value-based method on compensation expense (net of tax), net income and net income per common share.
      The Company uses the Black-Scholes option valuation model to estimate the option's fair value. The option valuation model requires a number of assumptions, including future stock price volatility and expected option life (the amount of time until the options are exercised or expire). Expected option life is based on actual exercise activity from previous option grants. Volatility is calculated based upon stock price movements over the most recent period equal to the expected option life. Additionally, the Company's share price on grant day influences the option value. The higher the share price, the more the option is worth. Changes in the option value after grant day are not reflected in expense.
      Changes in these assumptions could significantly impact the values produced by the option valuation model and, consequently, the pro forma effects reported in the Summary of Significant Accounting Policies note.

If the Company had elected the SFAS 123 fair-value-based method, net income would have been reduced by $111 million, $109 million and $110 million for 2002, 2001 and 2000, respectively.
      The Financial Accounting Standards Board (FASB) is currently deliberating whether it should undertake a comprehensive reconsideration of accounting for stock options in light of the recently proposed guidance issued by the International Accounting Standards Board. The Company generally agrees with the concept of recognizing compensation cost based on a fair-value approach, but does not intend to adopt such an approach unless there is agreement on standardized rules that are applicable to all companies.

      Revenue Recognition
      Revenue is recorded net of the cost of trade and consumer promotions, which are recognized as a reduction of revenue at the time of sale. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on estimated total-year purchases of the Company's products. Therefore, the Company is required to estimate these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using experience gained over many years, records an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. Based on this experience, management believes that all promotional accruals fairly represent future requirements.

      EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

      See pages 39-41 in Notes to Consolidated Financial Statements for a complete description of the effect of recent accounting pronouncements.

      RESPONSIBILITY FOR FINANCIAL STATEMENTS

      The Company is responsible for the objectivity, integrity and presentation of the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year-end. Financial information contained elsewhere in the 2002 Annual Report is consistent with that included in the financial statements.
      The Company maintains a system of internal accounting controls that includes careful selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States.
      KPMG LLP, independent auditors, are engaged by the Audit Committee of the Board of Directors to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 31. Their audit was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.
      The Audit Committee of the Board of Directors is composed solely of independent directors, as defined by the listing standards of the New York Stock Exchange that meet the criteria for independence set forth in the Sarbanes-Oxley Act of 2002. The Committee meets periodically and privately with the independent auditors, internal auditors and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audits. In addition, the Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent auditors.

Independent Auditors' Report
The Gillette Company and Subsidiary Companies

[KPMG LOGO]

      The Stockholders and Board of Directors of
      The Gillette Company
      We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Boston, Massachusetts
February 14, 2003

Consolidated Statement of Income
The Gillette Company and Subsidiary Companies

Years Ended December 31,                                             2002           2001           2000
-------------------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net Sales                                                          $8,453         $8,084         $8,310
Cost of Sales                                                       3,511          3,407          3,469
                                                                   ------------------------------------
Gross Profit                                                        4,942          4,677          4,841

Selling, General and Administrative Expenses                        3,172          3,007          2,757
Restructuring, Asset Impairment and Other                             (39)           172            572
                                                                   ------------------------------------
Profit from Operations                                              1,809          1,498          1,512

Nonoperating Charges (Income)
 Interest income                                                      (25)            (4)            (5)
 Interest expense                                                      84            145            223
 Other charges (income) - net                                          (2)            15              6
                                                                   ------------------------------------
                                                                       57            156            224
                                                                   ------------------------------------
Income from Continuing Operations before Income Taxes               1,752          1,342          1,288
Income Taxes                                                          543            432            467
                                                                   ------------------------------------
Income from Continuing Operations                                   1,209            910            821

Loss on Disposal of Discontinued Operations, net of tax                 -              -           (428)
Income (Loss) from Discontinued Operations, net of tax                  7              -             (1)
                                                                   -------------------------------------
Net Income                                                         $1,216          $ 910          $ 392
                                                                   ====================================
Net Income (Loss) per Common
  Share, basic
Continuing Operations                                              $ 1.15         $ .86          $ .78
Disposal of Discontinued Operations                                     -             -           (.41)
Discontinued Operations                                                 -             -              -
                                                                   -----------------------------------
  Net Income                                                       $ 1.15         $ .86          $ .37
                                                                   ===================================
Net Income (Loss) per Common Share,
  assuming full dilution
Continuing Operations                                              $ 1.14         $ .86          $ .77
Disposal of Discontinued Operations                                     -             -           (.40)
Discontinued Operations                                               .01             -              -
                                                                   -----------------------------------
  Net Income                                                       $ 1.15         $ .86          $ .37
                                                                   ===================================
Adjusted Net Income, assuming the adoption of SFAS 142
  for 2001 and 2000                                                $1,216         $ 934          $ 423

Adjusted Net Income per Common Share, assuming the adoption
  of SFAS 142 for 2001 and 2000
 Basic                                                             $ 1.15         $ .89          $ .40
 Assuming full dilution                                            $ 1.15         $ .88          $ .40

Weighted average number of common shares outstanding
 Basic                                                              1,055         1,055          1,054
 Assuming full dilution                                             1,059         1,058          1,063

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
The Gillette Company and Subsidiary Companies

At December 31,                                                    2002          2001
---------------------------------------------------------------------------------------
(millions, except per share amount)
Assets
Current Assets
 Cash and cash equivalents                                     $    801      $    947
 Trade receivables, less allowances: 2002 - $73; 2001 - $69       1,202         1,473
 Other receivables                                                  311           313
 Inventories                                                        928         1,011
 Deferred income taxes                                              380           481
 Other current assets                                               175           230
                                                               ----------------------
   Total Current Assets                                           3,797         4,455
                                                               ======================
Property, Plant and Equipment, net                                3,565         3,548
Goodwill                                                            962           935
Intangible Assets, net                                              400           418
Other Assets                                                      1,139           613
                                                               ----------------------
                                                               $  9,863      $  9,969
                                                               ======================
Liabilities and Stockholders' Equity
Current Liabilities
 Loans payable                                                 $    673      $  2,235
 Current portion of long-term debt                                  527           428
 Accounts payable and accrued liabilities                         2,054         1,880
 Income taxes                                                       234           295
                                                               ----------------------
   Total Current Liabilities                                      3,488         4,838
                                                               ======================
Long-Term Debt                                                    2,457         1,654
Deferred Income Taxes                                               692           459
Other Long-Term Liabilities                                         920           805
Minority Interest                                                    46            42
Contingent Redemption Value of Common Stock Put Options               -            34
Stockholders' Equity
 Common stock, par value $1 per share
 Authorized: 2,320 shares
   Issued 2002 - 1,370 shares; 2001 - 1,368 shares                1,370         1,368
 Additional paid-in capital                                       1,197         1,094
 Earnings reinvested in the business                              6,608         6,077
 Accumulated other comprehensive loss                            (1,523)       (1,437)
 Treasury stock, at cost:
   2002 - 326 shares; 2001 - 312 shares                          (5,392)       (4,965)
                                                               ----------------------
 Total Stockholders' Equity                                       2,260         2,137
                                                               ----------------------
                                                               $  9,863      $  9,969
                                                               ======================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
The Gillette Company and Subsidiary Companies

Years Ended December 31,                                           2002           2001            2000
--------------------------------------------------------------------------------------------------------
(millions)
Operating Activities
 Income from continuing operations                              $ 1,209         $  910         $   821
 Adjustments to reconcile income from continuing operations
   to net cash provided by operating activities:
    Restructuring and asset impairment charge (recovery)             (9)           172             572
    Depreciation and amortization                                   500            509             535
    Funding of Company pension plans                               (529)           (35)            (31)
    Pension expense                                                  70             46              26
    Deferred income taxes                                           162             45            (112)
    Other                                                            12            (18)              5
    Changes in assets and liabilities, excluding effects of
      acquisitions and divestitures:
       Accounts receivable                                          364            622            (100)
       Inventories                                                  123            101             149
       Accounts payable and accrued liabilities                     188           (191)            (45)
       Other working capital items                                 (137)           (20)             18
       Other noncurrent assets and liabilities                      124            (49)           (234)
                                                                ------------- ------------------------
          Net cash provided by operating activities               2,077          2,092           1,604
                                                                ------------- ------------------------
Investing Activities
 Additions to property, plant and equipment                        (405)          (624)           (793)
 Disposals of property, plant and equipment                          43             59              41
 Sale of businesses                                                   -              -             539
 Other                                                                -              1              (1)
                                                                ------------- ------------------------
          Net cash used in investing activities                    (362)          (564)           (214)
                                                                ------------- ------------------------
Financing Activities
 Purchase of treasury stock                                        (427)           (12)           (944)
 Proceeds from sale of put options                                   15              9              23
 Proceeds from exercise of stock option and purchase plans           57             53              36
 Proceeds from long-term debt                                     1,174            525             494
 Repayment of long-term debt                                       (458)          (684)           (365)
 Increase (decrease) in loans payable                            (1,565)            56            (385)
 Dividends paid                                                    (685)          (686)           (671)
 Settlements of debt-related derivative contracts                    45              4             279
                                                                ------------- ------------------------
          Net cash used in financing activities                  (1,844)          (735)         (1,533)
                                                                ------------- ------------------------
Effect of Exchange Rate Changes on Cash                               5             (1)             (5)
Net Cash Provided (Used) by Discontinued Operations                 (22)            93             130
                                                                ------------- ------------------------
Increase (Decrease) in Cash and Cash Equivalents                   (146)           885             (18)
Cash and Cash Equivalents at Beginning of Year                      947             62              80
                                                                ------------- ------------------------
Cash and Cash Equivalents at End of Year                        $   801         $  947         $    62
                                                                ============= ========================
Supplemental disclosure of cash paid for:
 Interest                                                       $    83         $  154         $   243
 Income taxes                                                   $   345         $  232         $   480
                                                                ============= ========================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
The Gillette Company and Subsidiary Companies

                                                        Unearned            Additional
                                        Preferred           ESOP   Common      Paid-in
                                            Stock   Compensation    Stock      Capital
--------------------------------------------------------------------------------------
(millions, except per share amounts)
Balance at December 31, 1999                  $85            $(4)  $1,364       $  748
                                           ===========================================
Net income                                      -              -        -            -
 Foreign currency translation                   -              -        -            -
 Pension adjustment                             -              -        -            -
                                           -------------------------------------------
Other comprehensive loss                        -              -        -            -
                                           -------------------------------------------
Comprehensive income
Dividends declared
 (per share $.65)                               -              -        -            -
Stock option and purchase
 plans (1.8 shares)                             -              -        1           34
Conversion of Series C ESOP
 preferred stock (11.3 shares)                (85)             -        -          (92)
Purchase of Gillette treasury
 stock (24.5 shares)                            -              -        -            -
Proceeds from sale of put options               -              -        -           23
Contingent liability of put options             -              -        -          260
Earned ESOP compensation                        -              4        -            -
                                           -------------------------------------------
Balance at December 31, 2000                    -              -    1,365          973
                                           ===========================================
Net income                                      -              -        -            -
 Foreign currency translation                   -              -        -            -
 Pension adjustment                             -              -        -            -
 Cash flow hedges                               -              -        -            -
                                           -------------------------------------------
Other comprehensive loss                        -              -        -            -
                                           -------------------------------------------
Comprehensive income
Dividends declared
 (per share $.65)                               -              -        -            -
Stock option and purchase
 plans (2.4 shares)                             -              -        3           47
Purchase of Gillette treasury
 stock (0.4 shares)                             -              -        -            -
Proceeds from sale of put options               -              -        -            9
Contingent liability of put options             -              -        -           65
                                           -------------------------------------------
Balance at December 31, 2001                    -              -    1,368        1,094
                                           ===========================================
Net income                                      -              -        -            -
 Foreign currency translation                   -              -        -            -
 Pension adjustment                             -              -        -            -
 Cash flow hedges                               -              -        -            -
                                           -------------------------------------------
Other comprehensive loss                        -              -        -            -
                                           -------------------------------------------
Comprehensive income
Dividends declared
 (per share $.65)                               -              -        -            -
Stock option and purchase
 plans (3.8 shares)                             -              -        2           54
Purchase of Gillette treasury
 stock (14.1 shares)                            -              -        -            -
Proceeds from sale of put options               -              -        -           15
Contingent liability of put options             -              -        -           34
                                           -------------------------------------------
Balance at December 31, 2002               $    -           $  -   $1,370       $1,197
                                           ===========================================

                                                             Other                       Total
                                          Earnings   Comprehensive     Treasury  Stockholders'
                                        Reinvested   Income (Loss)        Stock         Equity
----------------------------------------------------------------------------------------------
(millions, except per share amounts)
Balance at December 31, 1999                $6,147         $(1,061)    $ (4,219)         $3,060
                                           ====================================================
Net income                                     392               -            -            392
 Foreign currency translation                    -            (249)           -           (249)
 Pension adjustment                              -              (4)           -             (4)
                                           ---------------------------------------------------
Other comprehensive loss                         -            (253)           -           (253)
                                           ---------------------------------------------------
Comprehensive income                                                                       139
                                           ---------------------------------------------------
Dividends declared
 (per share $.65)                             (686)              -            -           (686)
Stock option and purchase
 plans (1.8 shares)                              -               -            -             35
Conversion of Series C ESOP
 preferred stock (11.3 shares)                   -               -          177              -
Purchase of Gillette treasury
 stock (24.5 shares)                             -               -         (911)          (911)
Proceeds from sale of put options                -               -            -             23
Contingent liability of put options              -               -            -            260
Earned ESOP compensation                         -               -            -              4
                                           ---------------------------------------------------
Balance at December 31, 2000                 5,853          (1,314)      (4,953)         1,924
                                           ===================================================
Net income                                     910               -            -            910
 Foreign currency translation                    -             (93)           -            (93)
 Pension adjustment                              -             (22)           -            (22)
 Cash flow hedges                                -              (8)           -             (8)
                                           ---------------------------------------------------
Other comprehensive loss                         -            (123)           -           (123)
                                           ---------------------------------------------------
Comprehensive income                                                                       787
                                           ---------------------------------------------------
Dividends declared
 (per share $.65)                             (686)              -            -           (686)
Stock option and purchase
 plans (2.4 shares)                              -               -            -             50
Purchase of Gillette treasury
 stock (0.4 shares)                              -               -          (12)           (12)
Proceeds from sale of put options                -               -            -              9
Contingent liability of put options              -               -            -             65
                                           ---------------------------------------------------
Balance at December 31, 2001                 6,077          (1,437)      (4,965)         2,137
                                           ===================================================
Net income                                   1,216               -            -          1,216
 Foreign currency translation                    -              41            -             41
 Pension adjustment                              -            (130)           -           (130)
 Cash flow hedges                                -               3            -              3
                                           ---------------------------------------------------
Other comprehensive loss                         -             (86)           -            (86)
                                           ---------------------------------------------------
Comprehensive income                                                                     1,130
                                           ---------------------------------------------------
Dividends declared
 (per share $.65)                             (685)              -            -           (685)
Stock option and purchase
 plans (3.8 shares)                              -               -            -             56
Purchase of Gillette treasury
 stock (14.1 shares)                             -               -         (427)          (427)
Proceeds from sale of put options                -               -            -             15
Contingent liability of put options              -               -            -             34
                                           ---------------------------------------------------
Balance at December 31, 2002                $6,608         $(1,523)    $ (5,392)        $2,260
                                           ===================================================

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
The Gillette Company and Subsidiary Companies

      NATURE OF OPERATIONS

      The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 32 facilities in 15 countries. Products are sold in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world leader in alkaline batteries and manual and power toothbrushes.

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Principles of Consolidation
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

      Cash and Cash Equivalents
      Cash and cash equivalents include cash, time deposits and marketable securities that are highly liquid and have maturities of three months or less at the date of purchase.

      Revenue Recognition
      Revenue from product sales is recognized when the goods are shipped and title passes to the customer, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is deemed probable. Revenue is recorded net of the cost of trade promotions, coupons and other discounts, which are recognized as a reduction of revenue at the time of sale.

      Shipping and Handling Costs
      Shipping and handling costs of $175 million in 2002, $165 million in 2001 and $152 million in 2000 are included in selling, general and administrative expenses.

      Inventories
      Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

      Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets: buildings and building equipment, five to 40 years; machinery and equipment, three to 20 years.

      Intangible Assets
      The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," which was adopted by the Company on January 1, 2002. In accordance with that statement, goodwill and intangible assets with indefinite lives are no longer amortized, but rather are tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of patents, trademarks, software and other similar items, are amortized on a straight-line basis over the estimated useful lives of three to 40 years, and are reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets."
      For the years 2001 and 2000, goodwill was amortized using the straight-line method, generally over a period of 40 years. Other intangible assets, consisting primarily of trademarks, trade names, patents and other similar items, were amortized on the straight-line method over a period of 10 to 40 years, predominantly 40 years.

      Impairment of Goodwill and Long-Lived Assets
      Goodwill and intangible assets with indefinite lives are tested annually for impairment in accordance with the provisions of SFAS 142. The Company's impairment review is based on a discounted cash flow approach, at the segment reporting level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. The Company uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.
      Intangible assets with estimable lives and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS 144. Recoverability of intangible assets with estimable lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted pretax cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset. The Company determines the discount rate for this analysis based on the expected internal rate of return for the related business and does not allocate interest charges to the asset or asset group being measured. Considerable judgment is required to estimate discounted future operating cash flows.

      Advertising
      Advertising costs are expensed in the year incurred. Advertising was $647 million in 2002, $576 million in 2001 and $539 million in 2000. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

      Research and Development
      Research and development costs, included in selling, general and administrative expenses, amounted to $185 million in 2002, $187 million in 2001 and $179 million in 2000.

      Financial Instruments
      Cash and cash equivalents, trade receivables, long-term investments, accounts payable, loans payable and all derivative instruments are carried at fair value. The fair values of cash equivalents, trade receivables, accounts payable and loans payable approximate cost. The fair value of long-term investments is based on quoted market prices. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties. The fair value of long-term debt, including the current portion, is estimated based on quoted market prices or rates currently offered to the Company for debt of the same remaining maturities.

      Foreign Currency Translation
      Financial statements of subsidiaries outside the U.S., other than those operating in highly inflationary environments, are measured using the local currency as the functional currency. Adjustments from translating these financial statements into U.S. dollars are accumulated in the equity section of the balance sheet under the caption, "Accumulated other comprehensive loss." For those non-U.S. subsidiaries that are included in the Company's U.S. tax return, these adjustments are net of U.S. tax.
      For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Therefore, exchange gains and losses for these subsidiaries are included with all other transactional exchange gains and losses in the Consolidated Statement of Income under the caption, "Other charges (income) - net."

      Income Taxes
      Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company reinvests unremitted earnings of certain foreign operations and, accordingly, does not provide for Federal income taxes that could result from the remittance of such earnings. These unremitted earnings amounted to $2.6 billion, $3.0 billion and $3.5 billion at December 31, 2002, 2001 and 2000, respectively.

      Stock-Based Compensation
      The Company has stock option plans, which are described more fully in the Stock Compensation Plans and Capital Stock note on page 51. The Company accounts for those plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair-value-based method of SFAS No. 123, "Accounting for Stock-Based Compensation," to record expense for stock option compensation.


Years ended December 31,                           2002        2001        2000         1999        1998        1997
--------------------------------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net income, as reported                          $1,216      $  910      $  392      $ 1,260      $1,081      $1,427
Less: Compensation expense for option
  awards determined by the fair-value-
  based method, net of related tax effects         (111)       (109)       (110)         (81)        (50)        (17)
                                                 -------------------------------------------------------------------
Pro forma net income                             $1,105      $  801      $  282      $ 1,179      $1,031      $1,410
                                                 ===================================================================
Net income per common share
Basic
 As reported                                     $ 1.15      $  .86      $  .37      $  1.15      $  .96      $ 1.27
 Pro forma                                         1.05         .76         .27         1.08         .92        1.24
Assuming full dilution
 As reported                                     $ 1.15      $  .86      $  .37      $  1.14      $  .95      $ 1.24
 Pro forma                                         1.05         .76         .27         1.06         .90        1.21

      The pro forma amounts for the years 1997 through 2001 have been changed to reflect the recognition of compensation costs over a three-year vesting period for options granted after April 16, 1997. Amounts previously reported were calculated based on a one-year vesting period, even though the stock option plan was amended, effective April 16, 1997, to provide for vesting in one-third increments over a three-year period.
      The weighted average fair value of options granted was $11.18 in 2002, $9.44 in 2001 and $10.58 in 2000. The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions.

Years ended December 31,          2002          2001         2000
-------------------------------------------------------------------
Risk-free interest rates          4.2%          5.4%          6.3%
Expected option lives        5.5 years     5.5 years     4.9 years
Expected volatilities            33.1%         33.3%         33.4%
Expected dividend yields          1.8%          2.2%          2.0%

      Net Income per Common Share
      Basic net income per common share is calculated by dividing net income less dividends on preferred stock, net of tax benefits, by the weighted average number of common shares outstanding. The calculation of diluted net income per common share assumes conversion of preferred stock and stock options into common stock, and also adjusts net income for the effect of converting the preferred stock to common stock. At December 31, 2002, 2001 and 2000, 56 million, 44 million and 33 million shares of common stock issuable under stock options, respectively, were not included in the calculation of fully diluted earnings per share because their effects would have been antidilutive. There were no preferred shares outstanding in 2002 or 2001.

      Income from continuing operations and shares used to compute income from continuing operations per share, basic and assuming full dilution, are reconciled below.

Years ended December 31,                                       2002        2001      2000
---------------------------------------------------------------------------------------------
(millions)
Income from Continuing Operations                            $1,209      $  910      $ 821
Less: Preferred stock dividends                                   -           -         (1)
                                                             -----------------------------
Income from Continuing Operations, basic                      1,209         910        820
Effect of dilutive securities:
 Convertible preferred stock                                      -           -          2
                                                             -----------------------------
Income from Continuing Operations, assuming full dilution    $1,209      $  910      $ 822
                                                             =============================
Common shares, basic                                          1,055       1,055      1,054
Effect of dilutive securities:
 Convertible preferred stock                                      -           -          3
 Stock options                                                    4           3          6
                                                             -----------------------------
Common shares, assuming full dilution                         1,059       1,058      1,063
                                                             =============================

      Reclassification of Prior Years
      Prior-year financial statements have been reclassified to conform to the 2002 presentation.

      EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

      In April 2001, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." In November 2001, the issues discussed in EITF 00-25 were codified with related issues into EITF No. 01-9, "Accounting for Consideration Given By a Vendor To a Customer (Including a Reseller of the Vendor's Products)." This issue addresses the income statement classification of slotting fees, cooperative advertising arrangements and buydowns. The consensus requires that certain customer promotional payments that were previously classified as marketing expenses be classified as a reduction of revenue. The Company adopted the consensus on January 1, 2002. The adoption of EITF 00-25 resulted in the following reclassifications in the 2001 income statement: net sales, gross profit and selling, general and administrative expenses were reduced by $877 million. The adoption of EITF 00-25 resulted in the following reclassifications in the 2000 income statement: net sales, gross profit and selling, general and administrative expenses were reduced by $915 million. The adoption of EITF 00-25 had no impact on profit from operations, net income or earnings per share.
      In July 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued. The Company adopted the provisions of SFAS 142 on January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment, at least annually, in accordance with the new impairment testing provisions of SFAS 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective useful lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The net impact of the adoption of SFAS 142 was a reduction of annual amortization expense of $34 million in 2002. No impairment losses were recognized due to the change in accounting principle.

      The following tables present a reconciliation of net income, earnings per share and comprehensive income, as reported, to adjusted amounts that include the impact of the adoption of SFAS 142 for all periods presented.

Goodwill and Intangible Assets-Adoption of SFAS 142

Years Ended December 31,                                           2002         2001         2000
--------------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net Income
Net income, as reported                                         $ 1,216        $ 910         $ 392
 Add: Goodwill amortization, net of tax                               -           24            31
 Add: Trademark amortization, net of tax                              -            8             8
 Less: Amortization from change in useful lives, net of tax           -           (8)           (8)
                                                                ----------------------------------
Adjusted net income                                             $ 1,216        $ 934         $ 423
                                                                ==================================
Net Income Per Common Share
Basic, as reported                                              $  1.15        $ .86         $ .37
 Add: Goodwill amortization, net of tax                               -          .03           .03
 Add: Trademark amortization, net of tax                              -          .01           .01
 Less: Amortization from change in useful lives, net of tax           -         (.01)         (.01)
                                                                ----------------------------------
Basic, adjusted                                                 $  1.15        $ .89         $ .40
                                                                ==================================
Assuming full dilution, as reported                             $  1.15        $ .86         $ .37
 Add: Goodwill amortization, net of tax                               -          .02           .03
 Add: Trademark amortization, net of tax                              -          .01           .01
 Less: Amortization from change in useful lives, net of tax           -         (.01)         (.01)
                                                                ----------------------------------
Assuming full dilution, adjusted                                $  1.15        $ .88         $ .40
                                                                ==================================
Comprehensive Income
Comprehensive income, as reported                               $ 1,130        $ 787         $ 139
 Add: Goodwill amortization, net of tax                               -           24            31
 Add: Trademark amortization, net of tax                              -            8             8
 Less: Amortization from change in useful lives, net of tax           -           (8)           (8)
                                                                ----------------------------------
Adjusted comprehensive income                                   $ 1,130        $ 811         $ 170
                                                                ==================================

      In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted the provisions of SFAS 143 on January 1, 2003. Its adoption will not have a material impact on the Company's financial statements.
      In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. It provides new guidance that modifies the existing guidance in SFAS 121 and in APB Opinion No. 30. The Company adopted SFAS 144 in the first quarter of 2002. Its adoption did not have any impact on the Company's financial statements.
      In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. SFAS 145 rescinds SFAS 4 and SFAS 64 related to classification of gains and losses on debt extinguishment such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS 145 also amends SFAS 13 with respect to sales-leaseback transactions. The Company adopted the provisions of SFAS 145, effective April 1, 2002, and the adoption had no impact on the Company's financial statements.
      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a

Restructuring)." The Company adopted the provisions of SFAS 146, effective January 1, 2003, as it relates to nonemployee-related exit and disposal costs, primarily contract termination costs and costs to consolidate or close facilities. Adoption of SFAS 146 is not expected to have a material impact on the Company's financial statements. The Company expects to continue to account for employee-related post-employment benefit costs, including severance payments, under the provisions of SFAS No. 112, "Employer's Accounting for Post-Employment Benefits."
      In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS 123 and SFAS 148.
      In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires the initial recognition and initial measurement, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements are effective for financial statements ending after December 15, 2002. There were no disclosures required of the Company in the 2002 consolidated financial statements, and the Company does not believe that the adoption of this interpretation in 2003 will have any impact on its financial statements.
      In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("VIE's") was issued. This interpretation clarifies situations in which entities shall be subject to consolidation. This interpretation is effective for all VIE's created after January 31, 2003. The Company does not believe that the adoption of this interpretation will have any impact on its financial statements.

      ACCUMULATED OTHER COMPREHENSIVE LOSS

      An analysis of accumulated other comprehensive loss follows.

                                                                          Accumulated
                                 Foreign                        Cash            Other
                                Currency        Pension         Flow    Comprehensive
                             Translation     Adjustment       Hedges             Loss
-----------------------------------------------------------------------------------------
(millions)
Balance at December 31, 1999   $(1,031)           $ (30)        $  -         $(1,061)
Change in period                  (216)              (4)           -            (220)
Income tax expense                 (33)               -            -             (33)
                               -----------------------------------------------------
Balance at December 31, 2000   $(1,280)           $ (34)        $  -         $(1,314)
                               ======================================================
Change in period                   (48)             (53)         (13)           (114)
Income tax benefit (expense)       (45)              31            5              (9)
                               -----------------------------------------------------
Balance at December 31, 2001   $(1,373)           $ (56)        $ (8)        $(1,437)
                               ======================================================
Change in period                   196             (183)           5              18
Income tax benefit (expense)      (155)              53           (2)           (104)
                               -----------------------------------------------------
Balance at December 31, 2002   $(1,332)           $(186)        $ (5)        $(1,523)
                               ======================================================

      Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity. Also included are the effects of exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments. The changes in accumulated foreign currency translation in 2002 were gains of $41 million, primarily due to strengthening European currencies offset by weakening Latin American currencies. Losses in 2001 were $93 million, primarily from currency devaluation in Argentina and Brazil. Losses in 2000 were $249 million, with the United Kingdom accounting for $115 million.

      Included in Other charges (income)-net in the Consolidated Statement of Income are a net exchange gain of $16 million in 2002, a net exchange loss of $3 million in 2001 and a net exchange gain of $8 million in 2000 for the foreign currency effects of transactions in those years.

      SUPPLEMENTAL BALANCE SHEET INFORMATION

Allowance for Doubtful Accounts

Years ended December 31,                    2002       2001      2000
------------------------------------------------------------------------
(millions)
Balance at beginning of year               $ 69       $ 81       $ 74
Additions, charged to profit and loss        37         30         63
Deductions, losses charged to allowance     (33)       (42)       (56)
                                           --------------------------
Balance at end of year                     $ 73       $ 69       $ 81
                                           ==========================

Inventories

At December 31,               2002        2001
-----------------------------------------------
(millions)
Raw materials and supplies    $115     $  130
Work in process                191        183
Finished goods                 622        698
                              ---------------
                              $928     $1,011
                              ===============

Property, Plant and Equipment

At December 31,                    2002       2001
---------------------------------------------------
(millions)
Land                             $   81     $   77
Buildings                           844        788
Machinery and equipment           5,504      5,140
                                 -----------------
                                  6,429      6,005
Less accumulated depreciation     2,864      2,457
                                 -----------------
                                 $3,565     $3,548
                                 =================

      Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2002, 2001 and 2000, interest cost was capitalized in the amounts of $4 million, $11 million and $23 million, respectively.

Goodwill and Intangible Assets

      Total goodwill by segment follows.

At December 31,    2002      2001
----------------------------------
(millions)
Blades & Razors    $140     $140
Duracell            571      550
Oral Care           173      172
Braun                78       73
Personal Care         -        -
                   -------------
Total              $962     $935
                   =============

      The change between the balances at December 31, 2002, and December 31, 2001, is due to the impact of foreign currency translation.

      The detail of intangible assets follows.

                                    Weighted
                                     Average                        2002                         2001
                                Amortization   -------------------------     ------------------------
                                      Period   Carrying      Accumulated     Carrying     Accumulated
At December 31,                      (Years)     Amount     Amortization     Amount      Amortization
-----------------------------------------------------------------------------------------------------
(millions)
Amortized Intangible Assets
 Patents                              6           $101           $ 53           $103           $ 38
 Trademarks                           6             13              4             11              1
 Software                             5             12              9             16              7
 Endorsements                         -             61             61             61             61
 Other                               23             11              3             12              3
                                   ----------------------------------------------------------------
Total                                 7           $198           $130           $203           $110
                                   ================================================================
Unamortized Intangible Assets
 Trademarks                                       $317                          $313
 Pension                                            15                            12
                                   ----------------------------------------------------------------
Total                                             $530           $130           $528           $110
                                   ----------------------------------------------------------------
Intangible Assets, net                            $400                          $418
                                   ================================================================

Aggregate Amortization Expense:
 For the Years ended December 31:
  2002                              $20
  2001                              $56
  2000                              $68
Estimated Amortization Expense:
 For the Years ended December 31:
  2003                              $20
  2004                              $18
  2005                              $ 6
  2006                              $ 5
  2007                              $ 3

Accounts Payable and Accrued Liabilities

At December 31,                        2002        2001
---------------------------------------------------------
(millions)
Accounts payable                     $  581      $  401
Advertising and sales promotion         472         438
Payroll and payroll taxes               211         183
Dividends payable on common stock       170         172
Restructuring reserve                    16         112
Miscellaneous                           604         574
                                     ------------------
                                     $2,054      $1,880
                                     ==================

Other Long-Term Liabilities

At December 31,             2002        2001
----------------------------------------------
(millions)
Pensions                  $  382      $  259
Postretirement medical       286         283
Deferred compensation        159         182
Miscellaneous                 93          81
                          ------------------
                          $  920      $  805
                          ==================

      DEBT

Loans Payable

At December 31,                                   2002        2001
--------------------------------------------------------------------
(millions)
U.S. dollar Commercial Paper (1.5% and 2.1%)    $  549      $1,975
Payable to banks (2.6% and 2.2%)                   124         260
                                                ------------------
                                                $  673      $2,235
                                                ==================

Long-Term Debt

At December 31,                        2002        2001
-------------------------------------------------------
(millions)
5.25% Euro notes due 2002            $    -      $  230
1.53% Euro obligation due 2002            -         199
2.23% Euro obligation due 2003          297         252
6.25% Notes due 2003                    154         158
Floating rate notes due 2003             75          75
3.25% Euro notes due 2004               312         264
3.75% Notes due 2004                    259         252
5.75% Notes due 2005                    219         213
4.00% Notes due 2005                    373           -
5.25% Notes due 2006                    142         130
5.00% Notes due 2006                    325         308
4.125% Notes due 2007                   254           -
3.50% Notes due 2007                    499           -
Gillette CoreNotes due 2012              74           -
Other, multicurrency borrowings           1           1
Current portion of long-term debt      (527)       (428)
                                     ------------------
                                     $2,457      $1,654
                                     ==================

      The Company's commercial paper program is supported by its revolving credit facility and other sources of liquidity. The Company has a $1.1 billion revolving bank credit agreement, which expires in October 2003, that supports up to $1.47 billion in commercial paper issuances. Under the agreement, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of .04% per annum. At December 31, 2002 and 2001, there were no borrowings under such agreements. Other unused lines of credit amounted to $167 million at December 31, 2002.
      The 3.5% Notes due 2007 are redeemable at par, at the Company's option, on any interest payment date on or after October 15, 2004. Under the Gillette $500 million CoreNotes program, the Company may periodically issue fixed rate notes in $1,000 increments. At December 31, 2002, the coupon rates of the outstanding notes varied between 4.55% and 5%, and the interest payments are made quarterly. The notes mature on various dates in 2012 and are redeemable at par, at the Company's option, on any interest payment date on or after one year from the date of issuance.

      During 2002, two shelf registration statements were filed allowing the Company to issue up to $2.8 billion in debt securities in the U.S. At December 31, 2002, $824 million was issued under the shelf registrations, representing the 4.125% and 3.50% notes due 2007 and the Gillette CoreNotes due 2012, less market value adjustments. At December 31, 2002, a total of $1.98 billion was available under these shelf registrations.
      Long-term weighted average interest rates were 1.9% and 2.6% as of December 31, 2002 and 2001, respectively, after giving effect to interest rate hedging instruments. Aggregate maturities of total long-term debt, excluding $95 million in market value adjustments, for the five years after December 31, 2002, are $522 million in 2003, $563 million in 2004, $550 million in 2005, $425 million in 2006 and $750 million in 2007.

      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

      The estimated fair values of the Company's financial instruments are summarized below.

                                                          2002               2001
                                             -----------------   ----------------
                                               Carrying Amount/   Carrying Amount/
At December 31,                                     Fair Value         Fair Value
-------------------------------------------- -----------------   ----------------
(millions)
Long-term investments                                    $ 161              $ 176
Long-term debt, including current portion               (2,984)            (2,082)
Derivative instruments
 Currency forwards hedging net investments                  (4)                 9
 Interest rate swaps                                       108                 49
 Forward rate agreements                                    (2)                (5)
 Commodity swaps                                            (2)                (3)
 Other currency forwards and swaps
   Assets                                                   70                 12
   Liabilities                                             (17)                (8)
 Equity contracts                                            3                  5

      Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. The cumulative effect of adopting SFAS 133 as of January 1, 2001, was not material to the Company's consolidated financial statements.
      The Company is subject to market risks, such as changes in currency and interest rates that arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments to protect against the adverse effects of these and other market risks. The Company has established clear policies, procedures and internal controls governing the use of derivatives and does not use them for trading, investment or other speculative purposes.
      The Company uses derivative contracts to efficiently structure its debt in the desired currencies and mix of fixed to floating interest rates. Forward contracts effectively convert U.S. dollar commercial paper borrowings into non-U.S. dollar obligations, primarily in currencies with low interest rates. At December 31, 2002, the Company had forward contracts designated as hedges of the currency changes on the Company's foreign net investments with fair values of $4 million recorded in liabilities. Currency effects of the net investment hedges are reflected as a component of foreign currency translation in accumulated other comprehensive loss and produced a $5 million aftertax loss and a $53 million aftertax gain for the years ended December 31, 2002 and 2001, respectively. Interest effects of these hedges are reported in interest expense.
      The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed to floating rate debt by entering into interest rate swaps and forward rate agreements. At December 31, 2002 and 2001, the Company had interest rate swaps designated as fair value hedges with fair values of $108 million and $49 million, respectively, recorded in assets. These swaps effectively convert certain fixed rate debt into variable rate debt. The terms of the swaps match the terms of the underlying debt. The fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. There is no current impact on earnings due to hedge ineffectiveness, since these hedges were generally 100% effective for the years ended December 31, 2002 and 2001.

      At December 31, 2002 and 2001, the Company had forward rate agreements designated as cash flow hedges with fair values of $2 million and $5 million, respectively, recorded in liabilities, effectively fixing certain variable interest payments. Aftertax net losses of $4 million ($7 million pretax) and $9 million ($14 million pretax) were recorded in other comprehensive loss during the years ended December 31, 2002 and 2001, respectively. Remaining pretax amounts of $3 million in other comprehensive loss will be reclassified into interest expense over the first seven months of 2003 during which the hedged interest payments are expensed. Ineffective amounts had no impact on earnings for the years ended December 31, 2002 and 2001.
      The Company also enters into commodity swaps to fix the price of certain forecasted purchases of raw material used in the manufacturing process. At December 31, 2002 and 2001, the Company had swaps designated as cash flow hedges with fair values of $2 million and $3 million, respectively, recorded as liabilities. Changes in fair values are included in other comprehensive loss to the extent effective and are charged to cost of sales in the period during which the hedged transaction affects earnings. Total aftertax losses recorded in other comprehensive loss were $2 million ($3 million pretax) in the year ended December 31, 2002. During the year ended December 31, 2001, total aftertax losses recorded in other comprehensive loss were $6 million ($9 million pretax), including the cumulative effect of change in accounting principle upon adoption of SFAS 133. Remaining pretax amounts of $3 million in other comprehensive loss will be charged to earnings in 2003. Ineffective amounts had no material impact on earnings for the years ended December 31, 2002 and 2001.
      Most of the Company's transactional exchange exposure is managed through centralized cash management. The Company hedges net residual transactional exchange exposures, principally foreign denominated debt and intercompany balances, through forward contracts and currency swaps that were recorded at their net fair value of $53 million and $4 million at December 31, 2002 and 2001, respectively. Changes in fair value are recorded in nonoperating charges and offset gains and losses resulting from the underlying exposures.
      The Company also uses derivatives to hedge equity-linked employee compensation. The Company fixes the cost of certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts. These contracts were recorded in assets at their fair value of $3 million and $5 million at December 31, 2002 and 2001, respectively. Changes in fair value are recorded in profit from operations and offset the changes in the value of the underlying liabilities.
      The equity put options associated with the share repurchase program are described separately in the Share Repurchase Program note.
      Several major international financial institutions are counterparties to the Company's financial instruments. It is Company practice to monitor the financial standing of the counterparties and to limit the amount of exposure with any one institution. The Company may be exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.
      With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. Using the best information available, the Company has provided an allowance for doubtful accounts based on estimated bad debt loss.

      COMMITMENTS AND CONTINGENCIES

      Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $88 million in 2003, $75 million in 2004, $63 million in 2005, $55 million in 2006, $49 million in 2007 and $167 million for years thereafter. Rental expense amounted to $130 million in 2002, $121 million in 2001 and $113 million in 2000.
      The Company is subject to legal proceedings and claims arising out of its businesses that cover a wide range of matters, including antitrust and trade regulation, contracts, advertising, environmental issues, product liability, patent and trademark matters and taxes. Management, after review and consultation with counsel, considers that any liability from all of these pending legal proceedings and claims would not materially affect the consolidated financial position, results of operations or liquidity of the Company.

      DISCONTINUED OPERATIONS

      On December 29, 2000, the sale of the Stationery Products business to Newell Rubbermaid Inc. was finalized. The sale resulted in a loss of $429 million (net of a tax benefit of $102 million), or $.40 per common share, fully diluted. The net loss included the book loss on the transaction, the operating loss of the segment in 2000 and other costs directly associated with the decision to divest, including postdivestiture reorganization costs.
      The Stationery Products segment was accounted for as a discontinued operation. Accordingly, its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes. For the period ended December 31, 2000, the results were as follows: net sales, $691 million; loss before income taxes, $8 million; income taxes, $3 million; and loss from discontinued operations, $5 million. The net loss from discontinued operations in 2000 subsequent to the measurement date was $1 million.
      The cash flow of the business is reported as Net Cash Provided (Used) by Discontinued Operations and the results of operations of the segment are reported as Income (Loss) from Discontinued Operations, net of tax.
      As of December 31, 2002, the Company had significantly completed all postdivestiture reorganization activities. Due to lower than anticipated spending, a pretax recovery of $10 million ($7 million aftertax) was recorded in discontinued operations in December 2002.

      RESTRUCTURING AND ASSET IMPAIRMENTS

      2000 Restructuring Program and Impaired Assets. On December 18, 2000, the Company announced a restructuring program and impaired certain intangible assets. The Company recorded, in the fourth quarter of 2000, a charge to operating expenses of $572 million ($430 million after taxes, or $.41 per common share, diluted).
      The charge for the restructuring program was $360 million, and activity under the program is virtually complete. The charge for impaired intangible assets was $212 million to write down $157 million of acquired goodwill relating to the Thermoscan personal diagnostic appliance brand in the Braun segment and $55 million of acquired goodwill and identifiable intangible assets for certain national battery brands in the Duracell segment.
      The other benefits portion of employee-related expenses, shown below, includes fringe benefits, outplacement fees and special termination benefits related to pensions. At the end of December 2002, the Company had completed the majority of its 2000 restructuring program. Due to lower than anticipated spending, a pretax recovery of $3 million was recorded to the 2000 restructuring program in 2002. The Company recorded an additional pretax gain of $3 million that was not charged to the restructuring program, reflecting better than anticipated results relating to property, plant and equipment disposals. The majority of the remaining balance is due to the timing of severance and other benefit payments. Details of the activity in the 2000 restructuring program follow.

2000 Restructuring Program

                                                                                         2002      Activity
                                      Initial          2001         2002            Recovery/     from Plan          Balance
                                    Provision      Activity     Activity     Reclassification     Inception    Dec. 31, 2002
------------------------------------------------------------------------------------------------------------------------------
(millions)
Employee-related expenses
 Severance payments                      $146        $  (90)      $(44)                 $(3)         $ (137)             $ 9
 Other benefits                            67           (47)       (15)                  (1)            (63)               4
Asset impairments
 Property, plant and equipment            120          (120)         -                    -            (120)               -
 Contractual obligations and other         27           (24)        (4)                   1             (27)               -
                                         -----------------------------------------------------------------------------------
                                         $360        $ (281)      $(63)                 $(3)         $ (347)             $13
                                         ===================================================================================

      2001 Restructuring Program and Impaired Assets. During the fourth quarter of 2001, the Company recorded a charge of $63 million associated with the withdrawal from several noncore businesses and the closing of one factory in the Duracell segment. The factory closure, based on a study that revealed excess worldwide capacity, resulted in the reduction of 170 employees. The factory closure and the majority of employee reductions have been completed.
      In June 2002, the Company recorded a $30 million pretax gain on the sale of its rights in the Vaniqa business. Vaniqa, a prescription cream that slows the growth of unwanted facial hair in women, was distributed through a joint venture with Bristol-Myers Squibb. This gain included a recovery of $8 million to the 2001 restructuring program. Proceeds from the sale were received in June 2002. At December 31, 2002, the Company had completed the majority of the activity in the 2001 restructuring program. Due to lower than anticipated spending, the Company recorded a pretax recovery of $2 million to the 2001 restructuring program in 2002 and recorded an additional pretax gain of $1 million that was not charged to the restructuring program, reflecting better than anticipated results relating to property, plant and equipment disposals. Details of the activity in the 2001 restructuring program follow.

                                                     2001 Restructuring Program

                                                                                Activity
                                        Initial         2001          2002     from Plan          Balance
                                      Provision     Activity     Activity*     Inception    Dec. 31, 2002
---------------------------------------------------------------------------------------------------------
(millions)
Employee-related expenses
 Severance payments                        $ 3          $  -       $   (2)         $  (2)              $1
Property, plant and equipment               23           (23)           -            (23)               -
Contractual obligations and other           37            (7)         (28)           (35)               2
                                         ----------------------------------------------------------------
                                           $63          $(30)        $(30)         $ (60)              $3
                                         ================================================================

* Includes recovery of $8 million in June 2002, which was recorded as part of the gain on the sale of Vaniqa, and $2 million in December 2002.

      In the fourth quarter of 2001, in connection with a decision to exit certain regional battery brands in international markets that do not carry the Duracell brand, the Company announced a noncash impairment charge relating to the write-down of goodwill, other intangibles and related long-lived assets to fair value. This resulted in a fourth-quarter 2001 pretax charge to operations of $164 million. The fair value of the impaired assets was determined based on discounted cash flow analyses for future operating periods.
      A summary of restructuring and asset impairment charges follows.

Years ended December 31,                            2002       2001      2000
-----------------------------------------------------------------------------
(millions)
Restructuring provisions                           $   -      $  63      $360
Asset impairments                                      -        164       212
Changes to 2000 and 2001 restructuring programs,
  including gain on the sale of Vaniqa               (39)       (55)        -
                                                   --------------------------
                                                   $ (39)     $ 172      $572
                                                   ==========================

      INCOME TAXES

      Income from continuing operations before income taxes and income tax expense are summarized below.

Years ended December 31,                                         2002        2001         2000
----------------------------------------------------------------------------------------------
(millions)
Income from continuing operations before income taxes
 United States                                                 $  952      $  533       $  664
 Foreign                                                          800         809          624
                                                               -------------------------------
Total income from continuing operations before income taxes    $1,752      $1,342       $1,288
                                                               ================================
Current tax expense
 Federal                                                       $  114      $  107       $  365
 Foreign                                                          185         219          233
 State                                                             14          15           25
Deferred tax expense
 Federal                                                          166          44          (87)
 Foreign                                                           58          43          (68)
 State                                                              6           4           (1)
                                                               -------------------------------
Total income tax expense from continuing operations            $  543      $  432       $  467
                                                               ===============================

      A reconciliation of the statutory Federal income tax rate to the Company's effective tax rate follows.

Years ended December 31,                            2002         2001        2000
---------------------------------------------------------------------------------
(percent)
Statutory Federal tax rate                         35.0%        35.0%        35.0%
Goodwill amortization and asset impairments           -          1.5          5.0
Taxes on foreign income                            (3.6)        (5.9)        (7.1)
Effect of foreign currency translation                -         (0.2)        (0.2)
State taxes (net of Federal tax benefits)           0.7          0.9          1.2
Other differences                                  (1.1)         0.9          2.4
                                                  -------------------------------
Effective tax rate                                 31.0%        32.2%        36.3%
                                                  ===============================

      The components of deferred tax assets and deferred tax liabilities are shown below.

                                                                            2002                            2001
                                                   -----------------------------   -----------------------------
                                                     Deferred Tax   Deferred Tax     Deferred Tax   Deferred Tax
At December 31,                                            Assets    Liabilities           Assets    Liabilities
-------------------------------------------------------------------------------------   ------------------------
(millions)
Current
 Advertising and sales promotion                             $ 35           $  -             $ 37           $  -
 Benefit plans                                                 46              -               48              -
 Discontinued operations                                        2              -               41              -
 Inventory                                                     85              -              127              -
 Restructuring and asset impairments                           15              -               97              -
 Miscellaneous reserves and accruals                          112              -              103              -
 Operating loss and credit carryforwards                        -              -                2              -
 Other                                                         85              -               26              -
                                                             -------------------             -------------------
Total current                                                 380           $  -              481           $  -
                                                             -------------------             -------------------
Net current                                                  $380                            $481
                                                             -------------------             -------------------
Noncurrent
 Benefit plans                                               $ 77           $  -             $136           $  -
 Currency translation effect of pass-through entities           -            101                -              -
 Intangibles                                                    -            128                -            151
 Operating loss and credit carryforwards                       15              -               19              -
 Property, plant and equipment                                  -            522                -            397
 Other                                                          -             27                -             58
                                                             -------------------             -------------------
 Total noncurrent                                              92            778              155            606
                                                             -------------------             -------------------
 Valuation allowance                                         $ (6)                           $ (8)
                                                             -------------------             -------------------
Net noncurrent                                                              $692                            $459
                                                             -------------------             -------------------
Total
 Net deferred tax assets/liabilities                                        $312             $ 22
                                                             ===================             ===================

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The valuation allowance at December 31, 2002, was related to deferred tax assets in certain foreign jurisdictions for which management believes it is more likely than not that it will not generate sufficient future taxable income in order to realize the deferred tax assets.
      At December 31, 2002, the Company had net operating loss carryforwards for foreign income tax purposes of $22 million, which are available to offset future taxable income, if any, through 2007.

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

                                               Pensions Benefits               Other Retiree Benefits
                                       ---------------------------------   -------------------------------
Years ended December 31,                  2002        2001      2000        2002      2001        2000
----------------------------------------------------------------------------------------------------------
(millions)
Components of net benefit
  expense:
 Service cost-benefits earned           $   59      $   61     $  64         $ 5       $ 6         $ 6
 Interest cost on benefit obligation       132         130       122          27        18          19
 Estimated return on assets               (153)       (166)     (171)         (4)       (4)         (4)
 Net amortization                           23           9         5           2        (5)         (7)
 Plan curtailments and other                 -           -        (3)          -         -           -
                                        --------------------------------------------------------------
                                            61          34        17          30        15          14
 Other                                       9          12         9           -         -           -
                                        --------------------------------------------------------------
 Net defined benefit expense            $   70      $   46     $  26         $30       $15         $14
                                        ==============================================================

      The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet follow.

                                                   Pension Benefits       Other Retiree Benefits
                                                -----------------------   ----------------------
Years ended December 31,                            2002        2001         2002         2001
-----------------------------------------------------------------------   --------------------
(millions)
Change in benefit obligation:
 Balance at beginning of year                     $1,950     $1,961         $ 380        $ 259
 Benefit payments                                   (123)      (113)          (20)         (21)
 Service and interest costs                          191        191            32           24
 Amendments                                            3         12           (46)         (14)
 Actuarial (gains) losses                            226        (57)           69          135
 Plan curtailments                                     -         (3)            -            -
 Currency translation adjustment                     118        (41)           (7)          (3)
                                                  ------------------        ------------------
Balance at end of year                            $2,365     $1,950         $ 408        $ 380
                                                  ------------------        ------------------
Change in fair value of plan assets:
 Balance at beginning of year                     $1,618     $1,878         $  38        $  40
 Actual return on plan assets                       (220)      (168)           (5)          (2)
 Employer contribution                               525         35             4            -
 Benefit payments                                    (99)       (92)            -            -
 Currency translation adjustment                     111        (35)            -            -
                                                  ------------------        ------------------
Balance at end of year                            $1,935     $1,618         $  37        $  38
                                                  ------------------        ------------------
Benefit obligations in excess of plan assets      $ (430)    $ (332)        $(371)       $(342)
Unrecognized prior service cost and transition
  obligation                                          51         41           (45)           2
Unrecognized net loss                              1,007        399           130           57
Minimum liability adjustment included in:
 Intangible assets                                   (15)       (12)            -            -
 Stockholders' equity, pretax                       (270)       (87)            -            -
                                                  ------------------        ------------------
Net prepaid (accrued) benefit cost                $  343      $   9         $(286)       $(283)
                                                  ==================        ==================
 Reported in other assets                            706        242             -            -
 Reported in other long-term liabilities            (363)      (233)         (286)        (283)

      The values for pension plans with accumulated benefit obligations in excess of plan assets follow.

At December 31,                    2002      2001
-------------------------------------------------
(millions)
Projected benefit obligation      $782     $550
Accumulated benefit obligation     684      490
Fair value of plan assets          475      276

      The weighted average assumptions used in determining related obligations of pension benefit plans are shown below.

At December 31,                         2002       2001       2000
-------------------------------------------------------------------
(percent)
Discount rate                            6.2        6.8        7.0
Long-term rate of return on assets       8.0        8.6        9.1
Rate of compensation increases           3.8        4.2        4.7

      The weighted average assumptions used in determining related obligations of other retiree benefit plans are shown below.

At December 31,                          2002       2001       2000
-------------------------------------------------------------------
(percent)
Discount rate                            6.5        7.2        7.2
Long-term rate of return on assets       8.5        9.0       10.0

      The assumed health care cost trend rate for 2003 is 12%, decreasing to 5% in 2008. A one percentage point increase in the trend rate would have increased the accumulated postretirement benefit obligation by 13%, and interest and service cost by 17%. A one percentage point decrease in the trend rate would have decreased the accumulated postretirement benefit obligation by 11%, and interest and service cost by 13%. The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. ESOP accounts held by participants reduced the Company's obligations by $120 million and $139 million at December 31, 2002 and 2001, respectively. Account balances are assumed to have an annual yield of 12%. A retiree health benefits account within the Company's principal domestic pension plan also will be used to pay these costs. In addition to the defined benefit and other retiree benefit plans, the Company also sponsors defined contribution plans, primarily covering U.S. employees. The Company's expense for defined contribution plans in 2002, 2001 and 2000 totaled $34 million, $34 million and $35 million, respectively.

      EMPLOYEE STOCK OWNERSHIP PLAN

      On April 25, 2000, the trustee for the ESOP trust converted the Series C preferred stock held by the trust to common stock. The preferred shares had a stated cost of $84 million and were redeemed for common stock held in the Company's treasury, at a cost of $174 million. Total stockholders' equity did not change as a result of the redemption. In June 2000, all shares were fully allocated to participants and the ESOP loan was fully repaid.

      STOCK COMPENSATION PLANS AND CAPITAL STOCK

      At December 31, 2002, the Company had stock-based compensation plans described below.

      Stock Option Plans
      Stock option plans authorize the granting of options on shares of the Company's common stock to selected key employees, including officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Under the stock plans, options to purchase a maximum of 198,800,000 shares may be granted. At December 31, 2002, 28,254,171 shares were available for future grants. Options granted under the plans may be either incentive stock options or nonqualified options. Outstanding options have seven- to 10-year terms.

      Options granted prior to April 17, 1997, became exercisable one year from the date of grant (except the Duracell premerger options, which became exercisable upon the merger), provided the employee optionee was still employed. For options granted to employees after April 16, 1997, one-third of the options vest on each of the first three anniversaries of the stock option award date. One-quarter of the 2 million options awarded to the Chief Executive Officer on his hiring date vested immediately, and the remainder vest in one-third increments annually over a three-year period. The 300,000 options granted to the President/Chief Operating Officer on January 19, 2001, vest one-half on the first anniversary and one-half on the second anniversary of the stock option award date. The plans also permit payment for options exercised in shares of the Company's common stock (except Duracell premerger options).
      A summary of the status of the Company's stock option plans follows.

                                                      2002                         2001                         2000
                                --------------------------   --------------------------   ---------------------------
                                                  Weighted                     Weighted                      Weighted
                                                   Average                      Average                       Average
                                      Options     Exercise         Options     Exercise         Options      Exercise
Years ended December 31,          (Thousands)        Price     (Thousands)        Price     (Thousands)         Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       71,052       $  36.91        58,969       $  38.76        51,956       $  39.79
 Granted                               14,472          35.50        18,127          29.23        11,404          32.04
 Exercised                             (3,789)         21.41        (2,488)         17.04        (2,071)         17.48
 Cancelled                             (3,197)         40.58        (3,556)         42.31        (2,320)         47.86
                                       ------       --------        ------       --------        ------       --------
Outstanding at year-end                78,538       $  37.25        71,052       $  36.91        58,969       $  38.76
                                       ------       --------        ------       --------        ------       --------
Options exercisable at year-end        50,417                       42,242                       35,067
                                       ======                       ======                       ======

      The following table summarizes information about fixed stock options outstanding.

                                             At December 31, 2002
---------------------------------------------------------------------------------------------------------------
   Range of
   Exercise
    Prices                            Outstanding                                      Exercisable
--------------   --------------------------------------------------------   ---------------------------------
                                      Weighted Average
 At       Less         Options         Remaining Years     Weighted Average         Options    Weighted Average
Least     Than     (Thousands)     of Contractual Life       Exercise Price     (Thousands)      Exercise Price
------- ------   -------------   ---------------------   ------------------   -------------   -----------------
  $12    $17          2,308                1.2                $  15.70             2,308          $  15.70
   20     30         20,222                6.7                   27.47            11,177             26.85
   30     35         13,345                7.7                   32.40             8,294             32.32
   35     40         14,239                9.4                   35.61               214             37.48
   40     48         19,903                5.8                   45.98            19,903             45.98
   50     60          8,521                5.5                   56.21             8,521             56.21
                     ------                ---                --------            ------          --------
                     78,538                6.9                $  37.25            50,417          $  39.80
                     ======                ===                ========            ======          ========

      Share Repurchase Program
      The Company has a share repurchase program in place that authorizes the purchase of up to 150 million shares in the open market or in privately negotiated transactions, depending on market conditions and other factors. From the inception of the program through December 31, 2002, the Company repurchased 108 million shares in the open market for $4.5 billion. In 2002, the Company repurchased 14 million shares for $427 million.
      In 2002, the Company sold equity put options as an enhancement to the share repurchase program and earned $15 million in premiums. These options provide the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expire "in the money" (the option strike price is greater than the closing price for Gillette common stock on the expiration date). In addition, the premiums received are a source of funding for share purchases. The options are exercisable only on the last day of their term. The Company, at its discretion, may elect to settle by paying net cash or by purchasing the shares. The put option prices were based on the market value of the Company's stock at the date of issuance.
      At December 31, 2002, there were no outstanding put options. At December 31, 2001, there were 1 million put options outstanding. The redemption value of the outstanding options, which represents the options' price multiplied by the number of shares under option, is presented in the accompanying balance sheet as "Contingent Redemption Value of Common Stock Put Options."

      Preferred Stock Purchase Rights
      At December 31, 2002, the Company had 522 million preferred stock purchase rights outstanding, representing one-half right for each share of common stock outstanding. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225. The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.
      If any person acquires 15% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the right's exercise price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.
      The rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.
      At December 31, 2002, there were authorized 5 million shares of preferred stock without par value, of which 400 thousand Series A shares were reserved for issuance upon exercise of the rights. No shares were outstanding.

      OPERATING SEGMENTS AND RELATED INFORMATION

      The following table presents certain operating segment information.

                             Blades &                     Oral                 Personal         All
Years ended December 31,       Razors     Duracell        Care       Braun         Care       Other      Total
--------------------------------------------------------------------------------------------------------------
(millions)
2002
--------------------------------------------------------------------------------------------------------------
Net sales                    $3,435       $1,898      $1,248      $1,056        $816       $    -      $ 8,453
Profit from operations        1,299          233         222          75          51          (71)       1,809
Identifiable assets           3,170        2,741       1,094       1,065         520        1,273        9,863
Capital expenditures            168           67          69          57          40            4          405
Depreciation                    225           82          73          66          26            8          480

2001
--------------------------------------------------------------------------------------------------------------
Net sales                    $3,200       $1,953      $1,149      $  981        $801       $    -      $ 8,084
Profit from operations        1,141          217         240          98          68         (266)       1,498
Identifiable assets           3,195        2,932         976         963         515        1,388        9,969
Capital expenditures            222          162          92          69          49           30          624
Depreciation                    197           78          53          53          26           46          453

2000
--------------------------------------------------------------------------------------------------------------
Net sales                    $3,177       $2,137      $1,079      $1,042        $875       $    -      $ 8,310
Profit from operations        1,272          456         226          94         100         (636)       1,512
Identifiable assets           3,740        3,304         901       1,078         538          841       10,402
Capital expenditures            477          156          45          59          52            4          793
Depreciation                    222           59          54          59          43           30          467

      Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. There were no changes to the composition of segments in 2002.
      The Blades & Razors segment consists of blades and razors. The Duracell segment consists of consumer batteries. Oral Care contains manual and power oral care products. The Braun segment contains male and female hair removal, household and hair care appliances and personal diagnostic devices, including ear thermometers and blood pressure monitors. The Personal Care segment includes shave preparations, after-shaves and antiperspirants/deodorants.

      Profit from operations is net sales less cost of sales and selling, general and administrative expenses, but is not affected either by nonoperating charges/income or by income taxes. Nonoperating charges/income consists principally of net interest expense and the effect of exchange. In calculating profit from operations for individual operating segments, substantial administrative expenses incurred at the operating level that are common to more than one segment are allocated on a net sales basis. Headquarters expenses of an operational nature also are allocated to segments. All intercompany transactions, primarily merchandise transfers, have been eliminated.
      Profit from operations includes all unallocated income/expense items, including unallocated headquarters expenses, as well as the $30 million gain on the sale of Vaniqa and the $9 million total recovery to the 2001 and 2000 restructuring reserves in 2002, and the $172 million and $572 million charges for restructuring and asset impairments in 2001 and 2000, respectively. The All Other column includes items not allocated to operating segments.
      Identifiable assets includes financial instruments managed by the Corporate Treasury Department, nonqualified benefit and compensation trusts, corporate fixed assets, deferred income tax assets and net assets of discontinued operations. Capital expenditures is primarily related to Research and Development initiatives.
      The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 12% of net sales in both 2002 and 2001. These sales occurred primarily in the United States and were across all product segments.
      Net sales by geographic area follow.

Years ended December 31,      2002        2001        2000
----------------------------------------------------------
(millions)
Foreign                     $5,171      $4,839      $5,105
United States                3,282       3,245       3,205
                            ------------------------------
                            $8,453      $8,084      $8,310
                            ==============================

      Long-lived assets follow.

At December 31,              2002        2001      2000
-------------------------------------------------------
(millions)
Germany                    $  606     $  508     $  519
Other Foreign               1,057      1,013      1,145
                           ----------------------------
Total Foreign               1,663      1,521      1,664
United States               1,902      2,027      1,886
                           ----------------------------
                           $3,565     $3,548     $3,550
                           ============================

      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             Three Months Ended
                                        ---------------------------------------------------------
2002                                        March 31       June 30     September 30   December 31    Total Year
-------------------------------------------------------------------------------------------------    ----------
(millions, except per share amounts)
Net sales                                     $1,732         $2,024         $2,168         $2,529        $8,453
Gross profit                                   1,038          1,226          1,286          1,392         4,942
Profit from operations                           328            449            522            510         1,809
Income from continuing operations before
  income taxes                                   323            425            513            491         1,752
Discontinued operations, net of tax                -              -              -              7             7
Net income                                       223            293            354            346         1,216
Net income per common share, basic(a)
Continuing operations                            .21            .28            .33            .32          1.15
Discontinued operations                            -              -              -            .01             -
Net income                                       .21            .28            .33            .33          1.15
Net income per common share, assuming
  full dilution(a)
Continuing operations                            .21            .28            .33            .32          1.14
Discontinued operations                            -              -              -            .01           .01
Net income                                       .21            .28            .33            .33          1.15
Dividends paid per common share                  .16-1/4        .16-1/4        .16-1/4        .16-1/4       .65
Stock price range:
 High                                          34.98          37.30          34.47          31.66         37.30
 Low                                           31.28          33.02          27.75          27.57         27.57

2001
-------------------------------------------------------------------------------------------------        =======
Net sales                                     $1,621         $1,922         $2,123         $2,418        $8,084
Gross profit                                     998          1,150          1,201          1,328         4,677
Profit from operations                           319            375            473            331         1,498
Income from continuing operations before
  income taxes                                   264            336            429            313         1,342
Net income                                       182            232            296            200           910
Net income per common share, basic and
  assuming full dilution(a)                      .17            .22            .28            .19           .86
Dividends paid per common share                  .16-1/4        .16-1/4        .16-1/4        .16-1/4       .65
Stock price range:
 High                                          36.38          31.98          32.08          35.31         36.38
 Low                                           29.50          24.50          26.00          29.00         24.50

(a) Net income per common share is computed independently for each of the periods presented and, therefore, may not add up to the total for the year.

Historical Financial Summary
The Gillette Company and Subsidiary Companies

Years ended December 31,                                 2002(a)      2001(b)      2000(c)      1999         1998(d)
-----------------------------------------------------------------------------------------------------------------
(millions, except per share amounts and employees)
Summary of Operations
Net Sales(f)                                         $ 8,453         8,084        8,310        8,324        8,396
Profit from Operations(f)                            $ 1,809         1,498        1,512        2,087        1,776
Income from Continuing Operations before
  Income Taxes                                       $ 1,752         1,342        1,288        1,912        1,656
Net Income                                           $ 1,216           910          392        1,260        1,081
Adjusted Net Income, assuming the adoption
  of SFAS 142 for 1998-2001                          $ 1,216           934          423        1,293        1,115
Weighted Average Common Shares Outstanding,
 assuming full dilution                                1,059         1,058        1,063        1,111        1,144
Per Common Share Data
Income per Common Share, assuming
  full dilution
   Continuing Operations                             $  1.14           .86          .77         1.13          .94
   Net Income                                        $  1.15           .86          .37         1.14          .95
Adjusted Net Income per Common Share,
  assuming the adoption of SFAS 142 for
  1998-2001, assuming full dilution                  $  1.15           .88          .40         1.16          .97
Dividends Declared per
  Common Share                                       $   .65           .65          .65          .59          .51
Stock Price, December 31                             $ 30.36         33.40        36.13        41.19        47.81
Balance Sheet Data
Net Property, Plant and Equipment(f)                 $ 3,565         3,548        3,550        3,467        3,285
Total Assets(f)                                      $ 9,863         9,946       10,213       10,612       10,630
Long-Term Debt                                       $ 2,457         1,654        1,650        2,931        2,256
Stockholders' Equity                                 $ 2,260         2,137        1,924        3,060        4,543
Other Information
Net Interest Expense                                 $    59           141          218          129           86
Depreciation and Amortization(f)                     $   500           509          535          464          421
Capital Expenditures(f)                              $   405           624          793          889          952
Employees(f)                                          30,300        31,500       35,200       37,600       39,800
Ratio of Earnings to Fixed Charges(e)                  14.5x          8.2x         5.7x        12.3x        13.7x

(a) In 2002, the gain on the sale of Vaniqa and recovery to the restructuring reserve increased profit from operations and income from continuing operations before income taxes by $39 million, net income by $27 million and income from continuing operations per common share, assuming full dilution, by $.02.

(b) In 2001, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $172 million, net income by $135 million and net income per common share, assuming full dilution, by $.13.

(c) In 2000, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $572 million, net income by $430 million and net income per common share, assuming full dilution, by $.41.

(d) In 1998, a charge for reorganization and realignment expenses reduced profit from operations and income before income taxes by $440 million, net income by $285 million and net income per common share, assuming full dilution, by $.25.

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(f)   Represents continuing operations.

Directors and Executive Officers



DIRECTORS

Warren E. Buffett (3, 5)
Chairman and Chief Executive Officer,
Berkshire Hathaway Inc.

Edward F. DeGraan
President

Wilbur H. Gantz (2, 5)
Former Chairman and Chief Executive Officer,
PathoGenesis Corporation

Michael B. Gifford (1, 4)
Former Chief Executive Officer,
Danka Business Systems PLC

Ray J. Groves (1, 4)
Chief Executive Officer,
Marsh Inc.

Dennis F. Hightower (2, 3)
Retired Chief Executive Officer,
Europe Online Networks, S.A.

Herbert H. Jacobi (2, 4)
Chairman of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA

Nancy J. Karch 1, 5
Retired Senior Partner,
McKinsey & Company

James M. Kilts (3)
Chairman of the Board

Jorge P. Lemann (1, 5)
General Partner,
GP Investimentos

Richard R. Pivirotto (2, 3)
President,
Richard R. Pivirotto Co., Inc.

Marjorie M.Yang (2, 4)
Chairman,
Esquel Group of Companies

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Finance Committee
(5) Nominating and Corporate Governance Committee

  Committee Chair

EXECUTIVE OFFICERS

Chairman of the Board and
Chief Executive Officer
James M. Kilts

President and
Chief Operating Officer
Edward F. DeGraan

Senior Vice Presidents
Michael T. Cowhig
Global Manufacturing and
Technical Operations

Charles W. Cramb
Finance

Edward E. Guillet
Human Resources

Peter Klein
Strategy and Business Development

Kathy S. Lane
Corporate Information Technology and Applications

John F. Manfredi
Corporate Affairs

Edward D. Shirley
Global Value Chain and Global Marketing Resources

Richard K.Willard
Legal

Vice Presidents
A. Bruce Cleverly
Global Business Management, Oral Care

Joseph F. Dooley
Commercial Operations, North America

Ernst A. Haberli
Commercial Operations, International

Peter K. Hoffman
Global Business Management, Blades and Razors

Mark M. Leckie
Global Business Management, Duracell

Claudio E. Ruben
Controller

Joseph Scalzo
Global Business Management, Personal Care

Corporate and Stockholder Information


STOCKHOLDER INQUIRIES                                  TRANSFER AGENT AND REGISTRAR
William J. Mostyn III                                  The Bank of New York
Secretary and                                          Shareholder Relations Department - 12W
Deputy General Counsel                                 P.O. Box 11258
                                                       Church Street Station
INVESTOR INQUIRIES                                     NewYork, NewYork 10286
Christopher M. Jakubik                                 Toll-free (888) 218-2841
Vice President, Investor Relations                     Email: shareowner-svcs@bankofny.com
                                                       Web site: www.stockbny.com

MEDIA INQUIRIES
Eric A. Kraus                                          AUDITORS
Vice President, Corporate Communications               KPMG LLP

ANNUAL MEETING                                         FINANCIAL INFORMATION
The Annual Meeting of Stockholders will take           The Gillette Company offers free of charge this
place on Thursday, May 15, 2003, at the Hotel du       Annual Report, which includes the Form 10-K,
Pont,Wilmington, Delaware.The meeting will             as well as quarterly earnings releases and other
convene at 10 a.m.                                     announcements concerning financial results.
                                                         Printed copies of these materials may be
CORPORATE HEADQUARTERS                                 requested by writing to the Office of the Secretary;
Prudential Tower Building                              by calling toll-free (877) 788-G-INFO from within
Boston, Massachusetts 02199                            the United States; or by calling (703) 386-1171
(617) 421-7000                                         from outside the United States.
Web site: www.gillette.com                               Financial information also may be reviewed,
                                                       downloaded or requested in printed form by access-
INCORPORATED                                           ing the Investors' section of www.gillette.com.
State of Delaware
                                                       BUYDIRECT -- DIRECT STOCK

COMMON STOCK                                           PURCHASE PLAN
Major stock exchanges: New York, Boston,               BuyDIRECT is a direct stock purchase plan
Chicago, Pacific, Frankfurt                            sponsored and administered by The Bank of New
                                                       York, Gillette's Transfer Agent. BuyDIRECT
New York Stock Exchange Symbol: G                      provides an economical, convenient way to pur-
                                                       chase your first shares or to purchase additional
At January 31, 2003, stockholders numbered             shares of Gillette common stock. Plan partici-
45,103, living in all 50 states and more than 50       pants may also reinvest their cash dividends
countries abroad.                                      through BuyDIRECT.
                                                         Interested individuals may request an enroll-
                                                       ment package by the calling The Bank of New
                                                       York toll-free at (888) 218-2841or by visiting its
                                                       web site at www.stockbny.com.
