Form 10-K, Exhibit 13
period 2003-12-31
GILLETTE CO
filed 2004-03-01
CIK 41499

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Gillette Company and Subsidiary Companies

EXECUTIVE OVERVIEW

The Gillette Company achieved record earnings per share in 2003, driven by record net sales coupled with lower costs and significant share repurchase activity. Net sales increased 9%, reflecting favorable volume/mix and a 5% favorable exchange impact. Net sales growth was supported by a 28% increase in advertising. New Blades and Razors products drove significant growth for both the category and the Company, in spite of increased competition. Duracell delivered against the objectives of its North America price-deal realignment program by reducing pricing and lowering trade and consumer spending. This strategy, coupled with cost-reduction initiatives, resulted in a significant increase in profit, despite aggressive deflationary pricing activity from price-value brands. Oral Care sales and market share increased, with the higher share partially offset by lower pricing and unfavorable mix in an environment of heightened competitive activity. Braun posted an increase in net sales that was significantly aided by exchange. However, profit from operations was down year-on-year, reflecting unfavorable product mix and higher Euro-driven costs. Personal Care had a solid year, increasing market share, sales, and profit from operations.

     The Company's focus on the execution of various cost-savings programs, including Functional Excellence and the Strategic Sourcing Initiative, contributed to improvements in profit and margin. Gross profit increased 12% during 2003 and gross profit margin improved by 1.4 percentage points, compared with 2002. Profit from operations rose 11% in 2003, compared with 2002, and operating profit margin increased slightly. Both income from continuing operations and net income climbed 14% in 2003, and margin improved, outpacing the 11% increase in profit from operations due to lower interest rates and a 1% decrease in the tax rate, compared with 2002. Net income per common share, diluted, increased 17%, compared with 2002, outpacing the percentage increase in net income due to significant share repurchase activity during the year. The Company's free cash flow (as defined in Financial Condition on pages 29-30) increased 33% during 2003, to $2.28 billion, compared with $1.72 billion in 2002, driven by higher profits and lower pension funding year-over-year.

Description of Operating Segments

The Company's operations comprise five operating segments, each of which operates within five geographic regions: North America, Europe, Latin America, Asia-Pacific, and Africa, Middle East and Eastern Europe (AMEE).

o The Blades and Razors segment, with a global dollar share of 72.5%, is the primary business in terms of share of sales and profit, representing 42% of total Company net sales and 68% of total operating segment profit from operations in 2003. The Company's objective is to drive blade and razor market growth and to grow its share of the category's profit pool by leveraging its technological leadership position. This segment became more competitive during 2003, due to new premium-priced system entries. The Company has defended and improved its position with new product introductions, increased consumer trade-up to premium brands, and stepped-up levels of advertising. Sales and profit have grown steadily over the past several years. Growth in the segment comes primarily from new products driving the continued upgrade to higher performing, premium-priced systems, and general price increases. New products, including those stemming from new hair removal technologies, are expected to be a long-term driving force for growth in the business.

o The Duracell battery business, with sales primarily in North America and Europe, is the Company's second most significant segment, accounting for 22% and 17% of 2003 net sales and operating segment profit from operations, respectively. The Company's objective for Duracell is to maintain dollar share while generating industry-leading margins. Growth in the segment is driven by increases in unit volume. The battery industry has been intensely competitive for several years, leading to a deflationary pricing environment and a reduction in category value. In an effort to counter this trend, Duracell announced a price-deal realignment program in North America early in 2003, which resulted in price reductions, partially offset by reduced promotional activity and the elimination of free cell giveaway programs. To date, the program has been successful, as the Company has been able to hold market share while significantly increasing the profitability of the business. Cost-savings programs and manufacturing efficiencies contributed to the increase in Duracell's 2003 profit and margin. In addition, during the year the Company acquired a majority interest in the Fujian Nanping Nanfu Battery Company, the market share leader in China, which will significantly improve the Company's overall position in China.

o The Oral Care segment extended its number one dollar share position in the total brushing category to 34% in 2003, with the help of new product introductions and in spite of strong competition from other global companies. Oral Care generated 14% and 10% of total Company net sales and operating segment profit from operations in 2003, respectively. The Company's objective is to grow its share of the overall profit pool in manual and power toothbrushes. The dynamics in the oral care industry have changed considerably in recent years, due to the growth of battery-powered products. Oral Care growth is driven by new product introductions and consumer trade-up within the manual and power segments and from the manual to the power segment, as well as by geographic expansion.

o The Braun business focuses on the dry shaving category, with supporting product lines - such as household products, personal diagnostic appliances, and hair care products - that enable Braun to present a full product line to the electric and electronic distribution channels. The Braun business accounted for 13% and 2% of 2003 total Company net sales and operating segment profit from operations, respectively. The segment is highly capital-intensive, with short product life cycles. The Company's objective is to focus on the dry shaving market and ensure that each product line will minimally return greater than its cost of capital. Though net sales for this business were formerly concentrated in Western Europe and Japan, significant growth has been realized in North America and Russia. Growth is driven primarily through the introduction of new products, as well as by geographic expansion. The Company has taken critical steps to reshape the business in the last three years, including product rationalization, product sourcing changes, and manufacturing efficiency improvements. Braun's performance in 2003 was affected by an economic slowdown in Europe and Japan and by the impact of higher European-based manufacturing costs due to the strengthening Euro.

o The Personal Care segment consists primarily of antiperspirants/deodorants, shave preparations, and skin care products. The business is regional, with sales concentrated in North America and Europe. In 2003, the Personal Care business accounted for 9% and 3% of total Company net sales and operating segment profit from operations, respectively. The Company's objective is to achieve modest share growth and increase operating profit margin to industry benchmark levels. Growth in the segment comes primarily from new product introductions. Personal Care had a strong year in 2003, as sales increased behind new products, and profit from operations grew significantly as a result of the higher sales and stepped-up cost reductions.

Cost-Savings Programs

The Company has taken an aggressive stance on cost reductions and business process improvements in recent years. The savings generated have been used mainly to foster top-line growth by reinvesting in the business through increased advertising and new product development. The Company's Strategic Sourcing Initiative is focused on reducing the Company's cost of materials and services. The Company's Functional Excellence program, initiated in 2002, is focused on upgrading capabilities and reducing overhead costs throughout the organization. The Company also has recently initiated a project to realign European blade and razor manufacturing and distribution to reduce costs and improve operational efficiency and customer service. Strategic decisions to outsource selected manufacturing, distribution, information technology, human resources, and other general and administrative functions have been made to reduce costs and capital spending. The Company attempts to achieve technological leadership at the lowest possible cost by moving to larger, more focused factories. This limited site-sourcing strategy, relative to a multiple site-sourcing strategy, may affect other performance indicators unfavorably, such as inventory levels.

Cash Management Strategy

The Company generates significant free cash flow (as defined in Financial Condition on pages 29-30). Free cash flow in 2003 of $2.28 billion increased 33% from 2002, primarily driven by higher profits and lower pension funding, coupled with continued improvements in working capital. Pension plan funding of $72 million during 2003 was significantly lower than the $525 million in 2002, due to the improved return on plan assets in 2003. During 2003 and 2002, the Company specifically addressed its collection practices and payment terms, resulting in reduced days sales outstanding and extended payables terms.

     The Company uses free cash flow primarily for payment of dividends, share repurchase, acquisitions, and debt repayment. Dividends paid in 2003 totaled $666 million. The Company engaged in significant share repurchase during 2003, purchasing 41 million shares of Company stock for $1.27 billion. The Company acquired a majority interest in the Fujian Nanping Nanfu Battery Company during 2003 to improve its market presence in China. In addition, the Company reduced its total debt by $345 million during 2003.

RESULTS OF OPERATIONS

Selected statement of income data is presented below.

                                                                                                             % Increase
                                                                                                           ------------
                                              % of                       % of                      % of    2003    2002
                                               Net                        Net                       Net     vs.     vs.
Years Ended December 31,          2003       Sales          2002        Sales         2001        Sales    2002    2001
-----------------------------------------------------------------------------------------------------------------------
(millions)

Net sales                       $9,252                    $8,453                    $8,084                    9       5
Impact of:
  Exchange                                                                                                    5       -
  Volume/mix                                                                                                  4       5
  Pricing                                                                                                     -       -

Gross profit                    $5,544         59.9       $4,942         58.5       $4,677         57.9      12       6
Advertising                     $  827          8.9       $  647          7.7       $  576          7.1      28      12
Sales promotion                 $  376          4.1       $  319          3.8       $  319          3.9      18       -
Other selling, general
  and administrative
  (SG&A) expense                $2,338         25.3       $2,206         26.1       $2,112         26.1       6       4
Total SG&A expense              $3,541         38.3       $3,172         37.5       $3,007         37.2      12       5
Profit from operations          $2,003         21.7       $1,809         21.4       $1,498         18.5      11      21
Income from continuing
  operations                    $1,375         14.9       $1,209         14.3       $  910         11.3      14      33
Net income                      $1,385         15.0       $1,216         14.4       $  910         11.3      14      34
Net income per common
  share from continuing
  operations, diluted           $ 1.34                    $ 1.14                    $ 0.86                   18      33
Net income per common
  share, diluted                $ 1.35                    $ 1.15                    $ 0.86                   17      34

Total Company

Net sales for 2003 were $9.25 billion, an increase of 9% versus $8.45 billion in 2002, of which the impact of exchange was 5%. The volume/mix increase of 4% in 2003 is within the 3-5% growth range that the Company expects to deliver over the long run. Overall, pricing had no material impact in the period, as price increases in Blades and Razors were offset by lower prices resulting from Duracell's price-deal realignment program in North America. Sales increased due to new product introductions and strong sales of the Mach3Turbo shaving system, Sensor3 disposable razor and CrossAction Power toothbrush. Net sales in 2002 were 5% above those of 2001, with volume/mix accounting for nearly the entire sales gain. Sales increased due to new product introductions, the strength of established products, and favorable comparisons with lower volumes that resulted from trade inventory reductions in 2001.

     Gross profit was $5.54 billion in 2003, $4.94 billion in 2002, and $4.68 billion in 2001. As a percent of net sales, gross profit was 59.9% in 2003, 58.5% in 2002, and 57.9% in 2001. The improvement in gross profit was due to favorable product mix, cost-savings initiatives, and manufacturing efficiencies, which more than offset higher European-based costs due to exchange and $50 million in incremental provisions to realign European blade and razor manufacturing and distribution. The increase in 2002 gross profit from 2001 was driven by favorable product mix and cost-savings programs, offset partially by incremental Functional Excellence expenses, higher year-over-year trade spending, and unfavorable product mix shifts within both the Duracell and Oral Care businesses.

     Selling, general and administrative expenses amounted to 38.3% of 2003 net sales, compared with 37.5% and 37.2% in 2002 and 2001, respectively. In absolute terms, these expenses increased 12% in 2003 and 5% in 2002. The majority of the increase in 2003 was driven by higher advertising and sales promotion spending. Advertising and sales promotion expenses combined increased by 25%, with advertising up 28% to 8.9% of sales, from 7.7% of sales in the prior year, and sales promotion up 18% versus 2002. Double-digit percentage increases in advertising were realized in every segment. Other selling, general and administrative expenses increased 6%, but were down as a percentage of sales, to 25.3% from 26.1% in 2002. This reduction was achieved through cost-savings initiatives, offset partially by higher European-based costs due to the strengthening of local currencies, and incremental pension and Functional Excellence expenses of approximately $42 million and $20 million, respectively. In 2002, advertising increased 12% from 2001, driven by higher investment behind both new and established products. In 2002, other selling, general and administrative expenses were 4% above those of the prior year, but were flat as a percentage of sales at 26.1%, due to $94 million in incremental Functional Excellence expenses, which offset cost-savings programs and a $34 million reduction in amortization associated with the adoption of a new accounting standard related to goodwill amortization.

     Profit from operations was $2.00 billion in 2003 (21.7% of net sales), compared with $1.81 billion in 2002 (21.4% of net sales) and $1.50 billion in 2001 (18.5% of net sales). The profit increase in 2003 was driven by strong sales growth from new products, ongoing favorable mix to premium shaving products, and cost-savings initiatives, which were partially offset by higher European-based costs due to exchange, increased advertising investment, incremental Functional Excellence and pension expenses, and a provision to realign European blade and razor manufacturing and distribution. The increase in 2002 profit from 2001 was driven by cost reductions across the organization, an improvement in product mix in Blades and Razors, a decrease in amortization of $34 million due to the adoption of a new accounting standard related to goodwill amortization, and a $30 million pretax gain on the sale of the Vaniqa business. The 2002 profit increase was partially offset by $121 million of incremental Functional Excellence expenses.

     Within nonoperating charges/income, net interest expense amounted to $42 million in 2003, $59 million in 2002, and $141 million in 2001. Net interest expense was lower in 2003 and 2002, due to reduced borrowing levels and significantly lower interest rates year-over-year. Net transactional exchange gains in 2003 and 2002 were $14 million and $16 million, respectively. This compared with a net transactional exchange loss of $3 million in 2001 that stemmed primarily from subsidiaries in highly inflationary countries. Translation adjustments resulting from currency fluctuations of net foreign investments in non-highly inflationary countries are accumulated in a separate section of stockholders' equity, as noted on page 41.

     The effective tax rate was 30% in 2003, compared with rates of 31% in 2002 and 32.2% in 2001. The reduction in the 2003 effective tax rate was primarily due to a favorable change in the mix of earnings to countries taxed at rates lower than the U.S. statutory rate. The 2001 effective tax rate included a 1.2% unfavorable impact from certain restructuring and asset impairment charges in that year.

     Income from continuing operations was $1.38 billion in 2003, compared with $1.21 billion in 2002 and $910 million in 2001, representing growth of 14% and 33% in 2003 and 2002, respectively. Net income per common share from continuing operations, diluted, was $1.34, $1.14, and $0.86 in 2003, 2002, and 2001,
representing growth of 18% and 33% in 2003 and 2002, respectively. The 2003 percentage growth in net income per common share from continuing operations, diluted, which out-paced the percentage growth in income from continuing operations, was driven by a reduction in the number of outstanding shares resulting from share repurchases. Income from continuing operations in 2002 included a $21 million after-tax gain on the sale of the Vaniqa business, which had a $0.02 favorable impact on diluted net income per common share.

Operating Segments

The following tables summarize key operating metrics for 2003 versus 2002 and for 2002 versus 2001, for each of the Company's five operating segments. Functional Excellence charges are recorded in the relevant segments.

                              Blades &                    Oral                 Personal    Corporate/       Total
Years Ended December 31,        Razors   Duracell         Care        Braun        Care         Other     Company
-----------------------------------------------------------------------------------------------------------------
(millions, except percentages)
Net sales, 2003                 $3,869     $2,015       $1,327       $1,177        $864                    $9,252
Net sales, 2002                  3,435      1,898        1,248        1,056         816                     8,453
% Incr/(Decr) vs. 2002              13          6            6           11           6                         9
  Impact of exchange                 6          4            5            9           4                         5
  Impact of volume/mix               5          5            2            3           1                         4
  Impact of pricing                  2         (3)          (1)          (1)          1                        --
Profit from operations (PFO)
PFO, 2003                       $1,426     $  348       $  218       $   49        $ 73         $(111)     $ 2,003
PFO, 2002                        1,299        233          222           75          51           (71)       1,809
% Incr/(Decr) vs. 2002              10         49           (2)         (35)         43            56          11
PFO as % of net sales, 2003       36.8       17.2         16.4          4.1         8.4                      21.7
PFO as % of net sales, 2002       37.8       12.3         17.8          7.1         6.2                      21.4

                              Blades &                    Oral                 Personal    Corporate/       Total
Years Ended December 31,        Razors   Duracell         Care        Braun        Care         Other     Company
-----------------------------------------------------------------------------------------------------------------
(millions, except percentages)
Net sales, 2002                 $3,435     $1,898       $1,248       $1,056        $816                    $8,453
Net sales, 2001                  3,200      1,953        1,149          981         801                    $8,084
% Incr/(Decr) vs. 2001               7         (3)           9            8           2                         5
  Impact of exchange                (1)         -            2            3           -                         -
  Impact of volume/mix               5         (3)          13            6           3                         5
  Impact of pricing                  3          -           (6)          (1)         (1)                        -
Profit from operations (PFO)
PFO, 2002                       $1,299     $  233       $  222        $  75        $ 51         $ (71)     $1,809
PFO, 2001                        1,141        217          240           98          68          (266)      1,498
% Incr/(Decr) vs. 2001              14          7           (7)         (23)        (25)          (73)         21
PFO as % of net sales, 2002       37.8       12.3         17.8          7.1         6.2                      21.4
PFO as % of net sales, 2001       35.6       11.1         20.9         10.0         8.5                      18.5

Blades and Razors

Net sales of $3.87 billion in 2003 were 13% higher than 2002 and included a 6% favorable exchange impact. Sales growth was driven by the strength of premium shaving systems and disposables, as well as several new product rollouts, including Mach3Turbo systems in international markets, Sensor3 disposables in North America and Europe, and Prestobarba Excel disposables in Latin America.

     Overall category growth accelerated during the year, with premium-priced systems and higher-priced disposables as the key drivers. In North America, category dollar growth was 4% in the first half of 2003 and 7% in the second half. The most expensive blades remained the primary source of growth in the category. In the U.S., blades priced over $1.50 at retail grew 22% versus 2002. In addition, the rate of trade-up is accelerating, with a higher percentage of users migrating to premium offerings like the Mach3 and Venus brands.

     The Company faced increased competition in the premium systems segment, but managed to increase market share without increasing trade and consumer spending as a percentage of sales. Gillette's

2003 global dollar share grew by one-half point to a record share of 72.5%. The Mach3 family's global dollar share increased by almost 3 points to 28% of the blade market in 2003. Venus dollar share increased by one-half point to 5%. Also, the Sensor3 disposable drove a one-point increase in Gillette dollar share of U.S. disposables to 48.5%, reversing a four-year decline.

     Within an environment of increased competition, the Company expects that growth in demand for premium systems and consumer trade-up will continue in 2004. Price increases averaging 2.8% became effective in February 2004 in North America, and increases averaging 3.1% will be effective in Europe between February and April 2004. Incremental sales are expected from the new M3Power, Venus Divine and Sensor3 shaving systems, all of which will begin shipping during 2004. These new products will be supported by significant levels of advertising.

     Profit from operations of $1.43 billion was up 10% from the prior year, driven by higher sales. Margin declined 1 percentage point to 36.8%, as favorable product mix was more than offset by a double-digit percentage increase in marketing support and a $50 million charge related to the realignment of European blade and razor manufacturing and distribution.

     In 2002, sales grew 7%, compared with 2001, including a negative exchange impact of 1%. The sales increase was driven by the success of premium shaving systems, specifically the Mach3 and Venus brands, and by favorable comparisons to 2001, when actual sales were below consumption due to the Company's program to reduce trade inventories. The sales growth was partially offset by increased spending on trade and consumer programs and the absence of a pre-price increase buy-in in North America that occurred in 2001, but not in 2002. Profit from operations increased 14% in 2002, compared with 2001, due mainly to favorable blade versus razor mix and favorable comparisons related to the 2001 trade inventory reduction program, offset partially by incremental Functional Excellence expenses in 2002.

Duracell

Duracell sales of $2.02 billion increased 6% versus 2002, including a 4% favorable impact of exchange. Sales gains were driven by consumer pantry-loading in North America, due to increased demand related to homeland security concerns, a blackout, and a hurricane. The addition of the Fujian Nanping Nanfu battery business in China also contributed to net sales growth. The sales increases were partially offset by lower pricing from the price-deal realignment initiative in North America and unmatched 2002 sales related to the carbon zinc battery businesses in South Africa and India, which were divested in late 2002 and early 2003, respectively.

     The Company met its objectives for the North America price-deal realignment. Duracell discontinued all free cell giveaways and, as a result, category free cells fell by 60% in North America. Duracell's volume sold on promotion dropped to 44% from 49% in 2002, and the average price per AA cell, the most significant in terms of sales dollars and units, stabilized in 2003 for the first time in four years. Advertising spending increased by a double-digit percentage behind the very effective "Trusted Everywhere" campaign. The Company expects that 2004 will continue to be challenging, due to comparisons with the 2003 spike in demand from the unusual events noted above and the ongoing, intense competitive environment. Additionally, the 50% retail price gap between Duracell and price-value brands is starting to erode Duracell's market share. The Company is continually refining its marketing plans in light of changing market dynamics.

     Profit from operations in 2003 of $348 million increased 49%, and margin grew by 4.9 percentage points, compared with 2002, due to higher sales and significant benefits from cost-savings programs, partially offset by significantly higher advertising expenses.

     Duracell sales in 2002 were 3% lower than in 2001, and exchange had no material impact. Favorable unit shipments, which were achieved despite category weakness in Latin America, were offset by increased trade and consumer spending and an adverse shift in product mix among brands, pack sizes, and retail channels. Duracell profit from operations increased 7% in 2002, compared with 2001, due to the realization of cost savings that more than offset higher promotional spending, incremental Functional Excellence expenses, the planned shift in mix to lower margin products and pack sizes, and the 2002 cost of withdrawing selected hearing aid batteries from the market.

Oral Care

Oral Care sales in 2003 of $1.33 billion were 6% higher than 2002, including favorable exchange of 5%. Sales growth was driven by the success of new products in both the manual and power categories, as well as improved product mix. This was partially offset by lower consumption and trade destocking of power oral care products, primarily in Europe.

     The Company extended its number one global dollar share position in the total brushing category for 2003 by 1.4 percentage points to 34%. In the U.S. battery toothbrush segment, despite heavy competitive activity, the Company captured a 27% dollar share. Also, the Company's premium manual dollar share increased, driven by the success of the CrossAction Vitalizer toothbrush. In 2004, new product launches are expected to further improve the Company's global position. The CrossAction Power and CrossAction Vitalizer toothbrushes, currently available only in North America and Europe, will be launched in other regions during 2004.

     Profit from operations in 2003 of $218 million decreased 2%, compared with 2002, and margin was 1.4 percentage points lower. Higher sales from new products and improved product mix were more than offset by higher exchange-driven European manufacturing costs, a significant increase in marketing expenses to launch new products in 2003, and higher warranty-related expense due in part to extended warranties on electronic appliances sold in Europe.

     Sales in 2002 were 9% above those of 2001, including a 2% favorable exchange impact, as the success of new product introductions drove strong growth in both the manual and power segments. In manual Oral Care, sales gains reflected the successful North American launch of the Oral-B Stages line of children's toothbrushes and strong growth in the developing markets of Asia and AMEE from entry-level Exceed, Vision, and Classic toothbrushes. In power Oral Care, sales growth reflected incremental battery toothbrush sales in both North America and Europe, offset partially by higher trade and consumer spending. Profit from operations was 7% below that of 2001, as sales gains from new products and cost savings were more than offset by increased marketing spending, incremental Functional Excellence expenses, and incremental expenses related to the early cancellation of a lease.

Braun

Braun sales of $1.18 billion in 2003 climbed 11% over 2002, with favorable exchange representing 9% of the increase. Growth was driven by gains in both male and female electric shavers, household products, and strong first-half sales of Thermoscan thermometers, due to concerns over the SARS epidemic.

     Market share gains and overall category growth in Russia also helped increase sales, while a market share decline in Japan and overall category decline in Germany, due to an economic slowdown, tempered sales. In 2003, the Activator shaver was the number one shaver in terms of dollar share in the premium-price segment in Japan.

     Profit from operations in 2003 declined 35% to $49 million. The main drivers were an unfavorable shift in product mix related to a weak male shaver segment in both Europe and Japan, incremental warranty expense due in part to extended warranties on electronic appliances sold in Europe, and the impact of exchange on European-based manufacturing costs, which more than offset benefits from manufacturing efficiencies and sales growth. The Company has implemented various Functional Excellence, product rationalization, and outsourcing programs to reduce operating costs in 2004 and beyond.

     Sales of Braun in 2002 were 8% above those of 2001, aided by 3% favorable exchange. Growth was driven by the success of new electric shavers, partially offset by lower sales in Latin America and increased trade and consumer spending. Profit from operations in 2002 was 23% lower than in 2001, due to increased advertising costs, unfavorable product mix, and significant Functional Excellence expenses, which more than offset progress in reducing manufacturing costs.

Personal Care

Personal Care sales increased 6% over those of 2002, with exchange contributing 4% of the growth. Growth was driven by gains in both core businesses - shave preparations and antiperspirants/deodorants - behind increased marketing investment and new product successes.

     The Company grew dollar share in its core categories in 2003. In shave preparations, the Company extended its global leadership position for 2003 by
1.0 percentage point to 30.1% dollar share. In the U.S., the

Company achieved its highest dollar share in shave preparations in three years at 24.8%. Record dollar share highs for The Gillette Series and Satin Care brands were key to that performance. European dollar shares in shave preparations grew to 37.4%. In antiperspirants and deodorants, the Company's 2003 U.S. dollar share reached the highest level in four years, at 19.6%, driven by the Right Guard brand and supported by the launch of new Power Caps Gel and PowerStripe deodorants.

     In 2004, the Company will begin shipping several new products, including Gillette Complete Skin Care, Right Guard Cool Spray in the U.S., Right Guard Total Protection in Europe, and repackaged Soft & Dri in North America and Mexico.

     Profit from operations increased 43% to $73 million in 2003, well above net sales growth, reflecting cost-savings initiatives that were partially offset by increased marketing investment for new product launches.

     Net sales in 2002 were 2% higher than in 2001, and exchange had no material impact. The sales gain was driven by the success of new products, namely PowerStripe antiperspirants, the reformulated line of Gillette Series shave preparations, and the restaged Satin Care line, offset partially by increased trade and consumer spending. Profit from operations was 25% lower in 2002 than 2001, due to higher advertising and promotional support, as well as incremental Functional Excellence expenses.

Corporate/Other

The loss from operations in 2003 was higher than in the prior year, since 2002 included a $30 million pretax gain on the sale of the Vaniqa business.

FINANCIAL CONDITION

Cash Flow

The Company's financial condition, most notably its cash-generating capabilities, continued to strengthen during 2003. Cash provided by operations is the Company's primary source of funds to finance operations, capital expenditures, share repurchases, and dividends. Free cash flow, defined as net cash provided by operating activities net of additions to and disposals of property, plant and equipment, is analyzed by the Company as a measure of its liquidity, as well as its ability to fund future growth and to provide a return to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since the Company has certain non-discretionary obligations, such as debt service, that are not deducted from the measure. Free cash flow for 2003 was $2.28 billion, compared with $1.72 billion in 2002. A reconciliation of free cash flow to the increase in cash and cash equivalents in accordance with Generally Accepted Accounting Principles
(GAAP) follows.

                                                        2003                       2002                       2001
                                                ---------------------      ---------------------      --------------------
                                                  Free           GAAP        Free           GAAP        Free          GAAP
                                                  Cash           Cash        Cash           Cash        Cash          Cash
Years ended December 31,                          Flow           Flow        Flow           Flow        Flow          Flow
--------------------------------------------------------------------------------------------------------------------------
(millions)
Net cash provided by operating activities       $2,640        $ 2,640      $2,077        $ 2,077      $2,092        $2,092
 Additions to property, plant and
  equipment A                                     (408)                      (405)                      (624)
 Disposals of property, plant and
  equipment B                                       45                         43                         59
                                                ------                     ------                     ------
  Free cash flow                                $2,277                     $1,715                     $1,527
                                                ------                     ------                     ------
Net cash used in investing activities C*                      $  (518)                   $  (362)                   $ (564)
Net cash used in financing activities                         $(2,250)                   $(1,844)                   $ (735)
Effect of exchange rate changes on cash                             8                          5                        (1)
Net cash provided (used) by discontinued
operations                                                          -                        (22)                      93
                                                              -------                    -------                    ------
Increase (decrease) in cash and
cash equivalents                                              $  (120)                   $  (146)                   $  885
                                                              -------                    -------                    ------

*C is the sum of A, B, and acquisition of business, net of cash acquired, and other totaling $(155) million, $0, and $1 million in 2003, 2002, and 2001, respectively. See Consolidated Statement of Cash Flows on page 40.

     Net cash provided by operating activities was $2.64 billion in 2003, compared with $2.08 billion in 2002 and $2.09 billion in 2001. The 27% increase in 2003 is primarily due to higher profits and a reduction of $453 million in pension contributions, compared with 2002. Also contributing to the increase were continued working capital improvements. Overall, net working capital as a percentage of sales improved to 2%, compared with 8% in 2002. Days Sales Outstanding (DSO) decreased to 32 days from 43 days in 2002, reflecting strong collection efforts and more favorable payment terms. In addition, the 2003 DSO figure reflects a favorable mix in terms of sales between the Blades and Razors, manual Oral Care and Personal Care businesses, which traditionally trade at lower DSO, versus the Duracell, Braun and power Oral Care businesses, which traditionally trade at higher DSO. Further, the country mix was favorable. Due to these circumstances, the 32-day DSO level will be difficult to sustain in 2004. Improvements made in inventories during 2003 were largely masked by fluctuations in exchange rates year-over-year and by a year-end increase in finished goods inventory related to first-quarter 2004 promotions. During 2003, the Company continued to implement inventory and supply chain optimization programs aimed at reducing Days Inventory On Hand (DIOH) metrics. The Days Payable Outstanding (DPO) metric in 2003 was slightly unfavorable, compared with the 2002 metric, but was in line with ongoing targets.

     Net cash provided by operating activities for 2002 was in line with 2001, as higher profits and working capital improvements from accounts receivables, inventories, and accounts payable in 2002 were offset by significant contributions to pension plans. Overall, net working capital as a percentage of sales improved to 8%, compared with 16% in 2001. During 2002, the Company shortened its customer trade payment terms. The Company also extended its own payment terms to suppliers, which contributed to a 17-day improvement in the 2002 DPO metric, compared with 2001. In addition, improvements were made in inventory management, reducing DIOH by 11 days in 2002, compared with 2001. A summary of working capital-related performance measurements in 2003, 2002, and 2001 follows.

                                                                           Favorable/       Favorable/
                                                                        (Unfavorable)    (Unfavorable)
                                             2003     2002     2001     2003 vs. 2002    2002 vs. 2001
------------------------------------------------------------------------------------------------------
Net working capital as a % of sales(1)          2        8       16
DSO (days)(2)                                  32       43       55                11               12
DIOH (days)(3)                                108       97      108               (11)              11
DPO (days)(4)                                  57       60       43                (3)              17

(1) Net working capital is defined as net current assets less net current liabilities. Net current assets equals current assets less cash, short-term investments, and current net assets related to discontinued operations. Net current liabilities equals current liabilities less loans payable and the current portion of long-term debt.

(2) DSO is defined as net trade receivables divided by average daily sales. Average daily sales is calculated by dividing the last three months' net sales by 90.

(3) DIOH is defined as inventory, divided by the last 12 months' cost of sales, divided by 365.

(4) DPO is defined as accounts payable, divided by the last 12 months' cost of sales, divided by 365.

     Capital spending for 2003 was $408 million, or 4% of net sales. In 2002, capital spending of $405 million, or 5% of net sales, was $219 million below 2001, which at $624 million represented 8% of net sales. Capital spending is largely focused on new products and cost-reduction projects. The Company expects that, over the long term, capital spending will average 7% of net sales.

     In 2003, the Company used its free cash flow, as defined above, to repurchase 41 million shares of Company stock for $1.27 billion, to pay $666 million in dividends, to reduce the amount of total debt by $345 million, and to acquire a majority interest in Fujian Nanping Nanfu Battery Company, a leading battery company in China.

Debt

Total debt decreased by $345 million during 2003, with short-term loans payable decreasing $556 million to $117 million from $673 million at December 31, 2002, partially offset by an increase in long-term debt (including current portion) of $211 million, to $3.20 billion at December 31, 2003, compared with $2.98 billion at December 31, 2002. Cash and cash equivalents decreased by $120 million for the same period. Cash equivalents are invested in highly liquid deposits and marketable securities of institutions with high credit quality.

     The Company's investment grade long-term credit ratings of AA- from Standard & Poor's and Aa3 from Moody's and commercial paper ratings of A1+ from Standard & Poor's and P1 from Moody's provide a high degree of flexibility in obtaining funds. The Company has the ability to issue up to $1.53 billion in commercial paper in the U.S. and Euro markets. The Company's commercial paper program is supported by its revolving credit facility and other sources of liquidity, primarily the Company's cash flow from operations. At December 31, 2003, there was $55 million outstanding under the Company's commercial paper program, compared with $549 million at the end of 2002 and $1.98 billion at the end of 2001. The decrease in both 2003 and 2002 was due primarily to new long-term debt issuances and operating cash flows. On October 14, 2003, the Company entered into new revolving bank credit facilities in an aggregate amount of $1.15 billion, of which $863 million is available on a 364-day basis, expiring October 2004, and $288 million is available for five years, expiring October 2008. Liquidity is enhanced through a provision in the 364-day facility that gives the Company the option to enter into a one-year term loan in an amount up to $863 million. The Company believes it has sufficient alternative sources of funding available to replace its commercial paper program, if necessary.

     During 2002, two shelf registration statements were filed allowing the Company to issue up to $2.8 billion in debt securities in the U.S. It is currently anticipated that the proceeds from the sale of any debt securities issued under these shelf registrations will be used to repay commercial paper borrowings and replace other maturing debt, although the proceeds may also be used for other corporate purposes, including repurchase of the Company's stock. At December 31, 2003, $1.54 billion, at face value, was issued under these shelf registrations. At December 31, 2003, a total of $1.26 billion was available under these shelf registration statements for future debt issuance. All proceeds from these issuances were used to reduce commercial paper borrowings.

     With its strong brands, leading market shares, strong financial condition, and substantially improved cash-generating capability, the Company expects to continue to have funds available for growth through both internally generated cash flow and significant credit resources. The Company has substantial unused lines of credit and access to worldwide financial markets, enabling the Company to raise funds at favorable rates.

Commitments and Contingencies

The Company has contractual obligations payable or maturing in the following years.

                                                       2005,       2007,         2009
                                           2004        2006        2008    and beyond        Total
--------------------------------------------------------------------------------------------------
(millions)
Long-term debt, at face value,
  including current portion              $  625      $  975      $1,350        $  185       $3,135
Loans payable                               117           -           -             -          117
Pension and other retiree benefits(1)       170         358         387         1,212        2,127
Employee severance and benefits               6          22          10             -           38
Deferred compensation                        18          42          42            65          167
Lease obligations                            84         136          95           137          452
Purchase obligations and other               26           8           -             -           34
                                         ---------------------------------------------------------
Total                                    $1,046      $1,541      $1,884        $1,599       $6,070
                                         ---------------------------------------------------------

(1) Data in the 2009 and beyond column for employee benefit obligations include obligations for 2009-2013

     The Company has no material contingent commitments or guarantees. The Company has no material "off balance sheet" arrangements or material interests in variable interest entities and none which require consolidation.

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

     More detailed information about the strategies, policies, and use of derivative financial instruments is provided in the Financial Instruments and Risk Management Activities note in Notes to Consolidated Financial Statements. The Company has established policies, procedures, and internal controls governing the use of derivative financial instruments and does not use them for trading, investment, or other speculative purposes. In addition, the Company's use of derivative instruments is reviewed by the Finance Committee of the Board of Directors annually. Financial instrument positions are monitored using a value-at-risk model. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

     Based on the Company's overall evaluation of its market risk exposures from all of its financial instruments at December 31, 2003 and 2002, a near-term change in market rates would not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

FUNCTIONAL EXCELLENCE AND 2003 MANUFACTURING REALIGNMENT PROGRAM

Functional Excellence

In the second quarter of 2002, the Company began actions associated with its Functional Excellence initiative, which is described in Notes to Consolidated Financial Statements. The total cost of this initiative is estimated at $350-$400 million through 2005. Annualized savings from the Functional Excellence initiative are currently expected to be approximately $300-$350 million by 2006. Programs initiated through December 31, 2003, are expected to yield annualized savings of $226 million, including annualized savings of $185 million in selling, general and administrative expenses, when completed.

     During 2003 and 2002, the Company recorded the following expenses related to this initiative:

Years ended December 31,                         2003     2002
--------------------------------------------------------------
(millions)
Functional Excellence expense                    $137     $121
Functional Excellence expense recorded in:
  Cost of goods sold                             $ 23     $ 27
  Selling, general and administrative expense    $114     $ 94

     Additional costs will be recorded in 2004 and 2005 as programs are developed and approved. These forward-looking cost and savings amounts contain management estimates that are subject to change over time.

2003 Manufacturing Realignment Program

During 2003, the Company announced a program to realign its European blade and razor manufacturing and distribution. The program will significantly reduce costs, improve operating efficiency, and streamline operations. The program began in December 2003 and will be completed during 2007. This program is further described in Notes to Consolidated Financial Statements.

     Total program costs are estimated at $150-$200 million and will be recorded as the plan is implemented through 2007. During 2003, the Company recorded a charge of $50 million related to this program, consisting of severance and other benefits, asset-related charges, and contractual obligations. The Company will begin to realize significant cost savings in 2006, and management expects to realize pretax cost savings of approximately $50-$60 million annually thereafter.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accruals for Cost-Savings and Realignment Programs

The Company has ongoing cost-savings programs under its Functional Excellence initiative and other one-time programs such as the 2003 Manufacturing Realignment Program. The Company records severance-related expenses in accordance with the provisions of SFAS 112, "Employer's Accounting for Post-Employment Benefits." Nonemployee-related exit and disposal costs, primarily contract termination costs and costs to consolidate or close facilities, are accounted for under the provisions of SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Asset impairment issues are evaluated by the Company under the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company estimates its liabilities for these programs, which are approved by senior management, by accumulating detailed estimates of costs for such plans. This includes the estimated costs of employee severance and related benefits, impairment of property and equipment, contract termination payments for leases, distributor arrangements and other contractual obligations, and any other qualifying exit costs related to the exit plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored on a monthly basis by corporate finance personnel, as well as by finance personnel at each affected geographic location. Such costs represent management's best estimate, but require assumptions about the programs that may change over time. Estimates are evaluated periodically to determine if a change is required. There were no material changes in estimates recorded during 2003 related to Functional Excellence or other cost-savings programs.

Asset Impairment

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS 142, "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. The Company's impairment review is based on a discounted cash flow approach, at the segment reporting level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of an appropriate discount rate. Management uses the Company's approved Strategic Growth Plan for the first three years of the estimate. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts may signal that an asset has become impaired.

     Carrying values for long-lived tangible assets and definite-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. The Company's initial impairment review to determine if an impairment test is required is based on an undiscounted cash flow analysis for asset groups at the lowest level for which identifiable cash flows exist. The analysis requires management judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates, and discount rates.

     There were no significant impairment charges recorded by the Company during 2003 or 2002. Pretax impairment charges for goodwill and other long-lived assets of $164 million were recorded in 2001. These charges related to discrete product lines for which estimated discounted future operating cash flows indicated that the carrying values of the assets were not recoverable.

Pensions and Retiree Medical Benefits

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions to estimate the benefit that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in the Pensions and Other Retiree Benefits note in Notes to Consolidated Financial Statements, include discount rate, expected return on plan assets, future trends in health care costs, and future pay increases. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses and obligations.

     Annual pension and retiree medical expense is principally the sum of four components: 1) value of benefits earned by employees for working during the year; 2) increase in liability from interest; less 3) expected return on plan assets; and 4) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plans. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

     Total unrecognized net losses for all pension and retiree benefit plans were $1.26 billion at December 31, 2003, of which $122 million occurred during 2003, primarily the result of a 40 basis- point drop in discount rates, partially offset by higher than expected returns on plan assets.

     If the fair value of pension plan assets is less than the accumulated pension benefit obligation, accounting standards require a company's balance sheet to include an additional pension liability equal to the difference adjusted for any prepaid or accrued pension cost. The adjustment to record this addi-tional liability is charged to other comprehensive loss in stockholders' equity. The Company recorded charges of $7 million and $130 million to other comprehensive loss in 2003 and 2002, respectively, to reflect additional minimum pension liabilities.

     The Company voluntarily contributed $72 million, $525 million, and $35 million to pension plans during 2003, 2002, and 2001, respectively, to reduce the gap between pension assets and liabilities.

Employee Stock Options

As further explained in the Stock Compensation Plans and Capital Stock note in Notes to Consolidated Financial Statements, stock options are granted to key employees and non-employee directors. Upon vesting, an option becomes exercisable; that is, the employee or director can purchase a share of Company common stock at a price that is equal to the share price on the day of grant.

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

     Under SFAS 123, an option is valued on grant day, then expensed evenly over its vesting period. The Summary of Significant Accounting Policies note in Notes to Consolidated Financial Statements provides the pro forma effects of the fair-value-based method on compensation expense (net of tax), net income, and net income per common share.

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

     Changes in these assumptions could significantly impact the values produced by the option valuation model and, consequently, the pro forma effects reported in the Summary of Significant Accounting Policies note. If the Company had elected the SFAS 123 fair-value-based method, net income would have been reduced by $99 million, $111 million, and $109 million for 2003, 2002, and 2001, respectively.

     The Financial Accounting Standards Board (FASB) is currently deliberating a comprehensive reconsideration of accounting for stock options. The Company generally agrees with the concept of recognizing compensation cost in the financial statements based on a fair value approach, but does not intend to adopt such an approach until there are standardized rules that are applicable to all companies.

Accruals for Trade and Consumer Spending

Revenue is recorded net of the cost of trade and consumer spending, which are recognized as a reduction of revenue at the time of sale. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on estimated total-year purchases of the Company's products. Therefore, the Company is required to estimate these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using actual experience gained over many years, estimates and records an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. Management believes that its estimates of promotional accruals fairly represent future requirements.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

See pages 45 - 47 in Notes to Consolidated Financial Statements for a complete description of the effect of recent accounting pronouncements.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company's management is responsible for the objectivity, integrity, and presentation of the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The financial statements of necessity include the Company's estimates and judgments relating to matters not concluded by year-end. Financial information contained elsewhere in the 2003 Annual Report is consistent with that included in the financial statements.

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

     KPMG LLP, independent auditors, are engaged by the Audit Committee of the Board of Directors to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears on page 37. Their audit was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

     The Audit Committee of the Board of Directors is composed solely of independent directors, as defined by the listing standards of the New York Stock Exchange that meet the criteria for independence set forth in the Sarbanes-Oxley Act of 2002. The Committee meets periodically and privately with the independent auditors, internal auditors, and financial officers of the Company, as it deems necessary, to review the quality of the financial reporting of the Company, the internal accounting controls, and the scope and results of audits. In addition, the Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors.

Independent Auditors' Report

The Gillette Company and Subsidiary Companies

[Logo}

The Stockholders and Board of Directors of
The Gillette Company

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP


KPMG LLP
Boston, Massachusetts
February 20, 2004

Consolidated Statement of Income

The Gillette Company and Subsidiary Companies

Years Ended December 31,                                     2003           2002           2001
-----------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net Sales                                                  $9,252         $8,453         $8,084
Cost of Sales                                               3,708          3,511          3,407
                                                           ------------------------------------
Gross Profit                                                5,544          4,942          4,677
Selling, General and Administrative Expenses                3,541          3,172          3,007
Restructuring, Asset Impairment and Other                       -            (39)           172
                                                           ------------------------------------
Profit from Operations                                      2,003          1,809          1,498
NONOPERATING CHARGES (INCOME)
    Interest income                                           (12)           (25)            (4)
    Interest expense                                           54             84            145
    Other charges (income) - net                               (3)            (2)            15
                                                           ------------------------------------
                                                               39             57            156
                                                           ------------------------------------
Income from Continuing Operations before Income Taxes       1,964          1,752          1,342
Income Taxes                                                  589            543            432
                                                           ------------------------------------
Income from Continuing Operations                           1,375          1,209            910
Income from Discontinued Operations, net of tax                10              7              -
                                                           ------------------------------------
Net Income                                                 $1,385         $1,216         $  910
                                                           ------------------------------------
NET INCOME PER COMMON
  SHARE, BASIC
Continuing Operations                                      $ 1.35         $ 1.15         $  .86
Discontinued Operations                                       .01              -              -
                                                           ------------------------------------
    Net Income                                             $ 1.36         $ 1.15         $  .86
                                                           ------------------------------------
NET INCOME PER COMMON SHARE,
  ASSUMING FULL DILUTION
Continuing Operations                                      $ 1.34         $ 1.14         $  .86
Discontinued Operations                                       .01            .01              -
                                                           ------------------------------------
    Net Income                                             $ 1.35         $ 1.15         $  .86
                                                           ------------------------------------
Adjusted Net Income, assuming the adoption of SFAS 142
  for 2001                                                 $1,385         $1,216         $  934
Adjusted Net Income per Common Share, assuming the
  adoption of SFAS 142 for 2001
    Basic                                                  $ 1.36         $ 1.15         $  .89
    Assuming full dilution                                 $ 1.35         $ 1.15         $  .88
Weighted average number of common shares outstanding
    Basic                                                   1,021          1,055          1,055
    Assuming full dilution                                  1,024          1,059          1,058


See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

The Gillette Company and Subsidiary Companies

At December 31,                                                       2003          2002
------------------------------------------------------------------------------------------
(millions, except per share amount)
ASSETS
Current Assets
    Cash and cash equivalents                                       $  681          $  801
    Trade receivables, less allowances: 2003 - $53; 2002 - $73         920           1,202
    Other receivables                                                  351             311
    Inventories                                                      1,094             928
    Deferred income taxes                                              322             380
    Other current assets                                               282             175
                                                                    ----------------------
     Total Current Assets                                            3,650           3,797
                                                                    ----------------------
Property, Plant and Equipment, net                                   3,642           3,565
Goodwill                                                             1,023             962
Intangible Assets, net                                                 496             400
Other Assets                                                         1,144           1,139
                                                                    ----------------------
     Total Assets                                                   $9,955          $9,863
                                                                    ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Loans payable                                                   $  117          $  673
    Current portion of long-term debt                                  742             527
    Accounts payable and accrued liabilities                         2,506           2,054
    Income taxes                                                       293             234
                                                                    ----------------------
     Total Current Liabilities                                       3,658           3,488
                                                                    ----------------------
Long-Term Debt                                                       2,453           2,457
Deferred Income Taxes                                                  626             692
Other Long-Term Liabilities                                            929             920
Minority Interest                                                       65              46
Stockholders' Equity
    Common stock, par value $1 per share
    Authorized: 2,320 shares
     Issued 2003 - 1,374 shares; 2002 - 1,370 shares                 1,374           1,370
    Additional paid-in capital                                       1,273           1,197
    Earnings reinvested in the business                              7,333           6,608
    Accumulated other comprehensive loss                            (1,088)         (1,523)
    Treasury stock, at cost:
     2003 - 367 shares; 2002 - 326 shares                           (6,665)         (5,392)
    Deferred stock-based compensation                                   (3)              -
                                                                    ----------------------
    Total Stockholders' Equity                                       2,224           2,260
                                                                    ----------------------
     Total Liabilities and Stockholders' Equity                     $9,955          $9,863
                                                                    ----------------------


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

The Gillette Company and Subsidiary Companies

Years Ended December 31,                                          2003          2002          2001
--------------------------------------------------------------------------------------------------
(millions)
OPERATING ACTIVITIES
Income from continuing operations                               $1,375        $1,209        $  910
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
    Restructuring and asset impairment charge (recovery)            --            (9)         172
    Depreciation and amortization                                  578           500           509
    Funding of Company pension plans                               (72)         (525)          (35)
    Pension expense                                                143            70            46
    Deferred income taxes                                          (49)          162            45
    Other                                                            7             8           (18)
    Changes in assets and liabilities, excluding effects of
     acquisitions and divestitures:
       Accounts receivable                                         286           364           622
       Inventories                                                 (43)          123           101
       Accounts payable and accrued liabilities                    334           188          (191)
       Other working capital items                                  38          (137)          (20)
       Other noncurrent assets and liabilities                      43           124           (49)
                                                                ----------------------------------
         Net cash provided by operating activities               2,640         2,077         2,092
                                                                ----------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                        (408)         (405)         (624)
Disposals of property, plant and equipment                          45            43            59
Acquisition of business, net of cash acquired                     (161)           --            --
Other                                                                6            --             1
                                                                ----------------------------------
         Net cash used in investing activities                    (518)         (362)         (564)
                                                                ----------------------------------
FINANCING ACTIVITIES
Purchase of treasury stock                                      (1,273)         (427)          (12)
Proceeds from sale of put options                                   --            15             9
Proceeds from exercise of stock option and purchase plans           80            57            53
Proceeds from long-term debt                                       709         1,174           525
Repayment of long-term debt                                       (534)         (458)         (684)
Increase (decrease) in loans payable                              (567)       (1,565)           56
Dividends paid                                                    (666)         (685)         (686)
Settlements of debt-related derivative contracts                     1            45             4
                                                                ----------------------------------
         Net cash used in financing activities                  (2,250)       (1,844)         (735)
                                                                ----------------------------------
Effect of Exchange Rate Changes on Cash                              8             5            (1)
Net Cash Provided (Used) by Discontinued Operations                 --           (22)           93
                                                                ----------------------------------
Increase (Decrease) in Cash and Cash Equivalents                  (120)         (146)          885
Cash and Cash Equivalents at Beginning of Year                     801           947            62
                                                                ----------------------------------
Cash and Cash Equivalents at End of Year                        $  681        $  801        $   947
                                                                ----------------------------------
Supplemental disclosure of cash paid for:
    Interest                                                    $   59        $   83        $  154
    Income taxes                                                $  563        $  345        $  232
                                                                ----------------------------------


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

The Gillette Company and Subsidiary Companies

                                                 Additional
                                        Common      Paid-in     Earnings
                                         Stock      Capital   Reinvested
------------------------------------------------------------------------
(millions, except per share amounts)
Balance at
December 31, 2000                       $1,365      $  973        $5,853
                                        --------------------------------
Net income                                   -           -           910
 Foreign currency translation                -           -             -
 Pension adjustment                          -           -             -
 Cash flow hedges                            -           -             -
                                        --------------------------------
Other comprehensive loss                     -           -             -
                                        --------------------------------
Comprehensive income
                                        --------------------------------
Dividends declared (per share $.65)          -           -          (686)
Stock option and purchase plans
 (2.4 shares)                                3          47             -
Purchase of Gillette treasury stock
 (.4 shares)                                 -           -             -
Proceeds from sale of put options            -           9             -
Contingent liability of put options          -          65             -
                                        --------------------------------
Balance at
December 31, 2001                        1,368       1,094         6,077
                                        --------------------------------
Net income                                   -           -         1,216
 Foreign currency translation                -           -             -
 Pension adjustment                          -           -             -
 Cash flow hedges                            -           -             -
                                        --------------------------------
Other comprehensive loss                     -           -             -
                                        --------------------------------
Comprehensive income
                                        --------------------------------
Dividends declared (per share $.65)          -           -          (685)
Stock option and purchase plans
 (3.8 shares)                                2          54             -
Purchase of Gillette treasury stock
 (14.1 shares)                               -           -             -
Proceeds from sale of put options            -          15             -
Contingent liability of put options          -          34             -
                                        --------------------------------
Balance at
December 31, 2002                        1,370       1,197         6,608
                                        --------------------------------
Net income                                   -           -         1,385
 Foreign currency translation                -           -             -
 Pension adjustment                          -           -             -
 Cash flow hedges                            -           -             -
                                        --------------------------------
Other comprehensive income                   -           -             -
                                        --------------------------------
Comprehensive income
                                        --------------------------------
Dividends declared (per share $.65)          -           -          (660)
Stock option and purchase plans
 (3.2 shares)                                4          76             -
Purchase of Gillette treasury stock
 (40.8 shares)                               -           -             -
Deferred stock-based compensation            -           -             -
Earned stock-based compensation              -           -             -
                                        --------------------------------
Balance at
December 31, 2003                       $1,374      $1,273        $7,333
                                        --------------------------------

                                                Other                    Deferred          Total
                                        Comprehensive     Treasury    Stock-Based  Stockholders'
                                        Income (Loss)        Stock   Compensation         Equity
------------------------------------------------------------------------------------------------
Balance at
December 31, 2000                             $(1,314)     $(4,953)           $ -         $1,924
                                        --------------------------------------------------------
Net income                                          -            -              -            910
 Foreign currency translation                     (93)           -              -            (93)
 Pension adjustment                               (22)           -              -            (22)
 Cash flow hedges                                  (8)           -              -             (8)
                                        --------------------------------------------------------
Other comprehensive loss                         (123)           -              -           (123)
                                        --------------------------------------------------------
Comprehensive income                                                                         787
                                        --------------------------------------------------------
Dividends declared (per share $.65)                 -            -              -           (686)
Stock option and purchase plans
 (2.4 shares)                                       -            -              -             50
Purchase of Gillette treasury stock
 (.4 shares)                                        -          (12)             -            (12)
Proceeds from sale of put options                   -            -              -              9
Contingent liability of put options                 -            -              -             65
                                        --------------------------------------------------------
Balance at
December 31, 2001                              (1,437)      (4,965)             -          2,137
                                        --------------------------------------------------------
Net income                                          -            -              -          1,216
 Foreign currency translation                      41            -              -             41
 Pension adjustment                              (130)           -              -           (130)
 Cash flow hedges                                   3            -              -              3
                                        --------------------------------------------------------
Other comprehensive loss                          (86)           -              -            (86)
                                        --------------------------------------------------------
Comprehensive income                                                                       1,130
                                        --------------------------------------------------------
Dividends declared (per share $.65)                 -            -              -           (685)
Stock option and purchase plans
 (3.8 shares)                                       -            -              -             56
Purchase of Gillette treasury stock
 (14.1 shares)                                      -         (427)             -           (427)
Proceeds from sale of put options                   -            -              -             15
Contingent liability of put options                 -            -              -             34
                                        --------------------------------------------------------
Balance at
December 31, 2002                              (1,523)      (5,392)             -          2,260
                                        --------------------------------------------------------
Net income                                          -            -              -          1,385
 Foreign currency translation                     434            -              -            434
 Pension adjustment                                (7)           -              -             (7)
 Cash flow hedges                                   8            -              -              8
                                        --------------------------------------------------------
Other comprehensive income                        435            -              -            435
                                        --------------------------------------------------------
Comprehensive income                                                                       1,820
                                        --------------------------------------------------------
Dividends declared (per share $.65)                 -            -              -           (660)
Stock option and purchase plans
 (3.2 shares)                                       -            -              -             80
Purchase of Gillette treasury stock
 (40.8 shares)                                      -       (1,273)             -         (1,273)
Deferred stock-based compensation                   -            -             (4)            (4)
Earned stock-based compensation                     -            -              1              1
                                        --------------------------------------------------------
Balance at
December 31, 2003                             $(1,088)     $(6,665)           $(3)        $2,224
                                        --------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The Gillette Company and Subsidiary Companies

1. NATURE OF OPERATIONS

The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 32 facilities in 14 countries. Products are sold in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors, and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world leader in alkaline batteries and manual and power toothbrushes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated. The Company has no material interests in variable interest entities and none which require consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and marketable securities that are highly liquid and have maturities of three months or less at the date of purchase.

Revenue Recognition

Revenue from product sales is recognized when the goods are delivered to the customer, provided that: title and risk of loss have passed to the customer; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is deemed probable. Revenue is recorded net of estimated sales returns and allowances for trade promotions, coupons, and other discounts, which are recognized as a reduction of revenue at the time of sale.

Shipping and Handling Costs

Shipping and handling costs of $189 million in 2003, $175 million in 2002, and $165 million in 2001 are included in selling, general and administrative expenses.

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

Intangible Assets

The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," which was adopted by the Company on January 1, 2002. In accordance with that statement, goodwill and intangible assets with indefinite lives are not amortized, but rather are tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of patents, trademarks, software, and other similar items, are amortized on a straight-line basis over the estimated useful lives of three to 40 years, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets."

     For 2001, goodwill was amortized using the straight-line method, generally over a period of 40 years. Other intangible assets, consisting primarily of trademarks, trade names, patents, and other similar items, were amortized on the straight-line method over a period of 10 to 40 years, predominantly 40 years.

Impairment of Goodwill and Long-Lived Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS 142. The Company's impairment review is based on a discounted cash flow approach, at the segment reporting level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of an appropriate discount rate. The Company uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

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

Advertising

Advertising costs are expensed in the year incurred. Advertising was $827 million in 2003, $647 million in 2002, and $576 million in 2001. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

Research and Development

Research and development costs, included in selling, general and administrative expenses, amounted to $202 million in 2003, $185 million in 2002, and $187 million in 2001.

Financial Instruments

Cash and cash equivalents, trade receivables, investments, accounts payable, loans payable, and all derivative instruments are carried at fair value. The fair values of cash equivalents, trade receivables, accounts payable, and loans payable approximate cost. The fair value of investments is based on quoted market prices. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties. The fair value of long-term debt, including the current portion, is estimated based on quoted market prices or rates currently offered to the Company for debt of the same remaining maturities.

Foreign Currency Translation

Financial statements of operating subsidiaries outside the U.S., other than those operating in highly inflationary environments, are measured using the local currency as the functional currency. Adjustments from translating these financial statements into U.S. dollars are accumulated in the equity section of the balance sheet under the caption, "Accumulated other comprehensive loss." For those non-U.S. subsidiaries that are included in the Company's U.S. tax return, these adjustments are net of U.S. income tax.

     For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Therefore, exchange gains and losses for these subsidiaries are included with all other transactional exchange gains and losses in the Consolidated Statement of Income under the caption, "Other charges (income) - net."

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company reinvests unremitted earnings of certain foreign operations and, accordingly, does not provide for income taxes that could result from the remittance of such earnings. At December 31, 2003, earnings of such operations that could result in incremental taxes, if remitted, amounted to $1.7 billion. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Stock-Based Compensation

The Company has a stock option plan, which is described more fully in the Stock Compensation Plan and Capital Stock note on page 61. The Company accounts for this plan under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation cost is recorded on the date of grant, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair-value-based method of SFAS No. 123, "Accounting for Stock-Based Compensation," to record expense for stock options.

Years ended December 31,                                       2003        2002        2001
-------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net income, as reported                                      $1,385      $1,216       $ 910
Less: Compensation expense for option awards determined by
  the fair-value-based method, net of related tax effects       (99)       (111)       (109)
                                                             ------------------------------
Pro forma net income                                         $1,286      $1,105       $ 801
                                                             ------------------------------
Net income per common share
Basic
  As reported                                                $ 1.36      $ 1.15       $ .86
  Pro forma                                                  $ 1.26      $ 1.05       $ .76
Assuming full dilution
  As reported                                                $ 1.35      $ 1.15       $ .86
  Pro forma                                                  $ 1.26      $ 1.05       $ .76

     The weighted average fair value of options granted was $9.01 in 2003, $11.18 in 2002, and $9.44 in 2001. The fair value of each option grant for the Company's plan is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions.

Years ended December 31,        2003          2002          2001
----------------------------------------------------------------
Risk-free interest rates        2.4%          4.2%          5.4%
Expected option lives      5.5 years     5.5 years     5.5 years
Expected volatilities          33.2%         33.1%         33.3%
Expected dividend yields        2.0%          1.8%          2.2%

Net Income per Common Share

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding. The calculation of diluted net income per common share also assumes conversion of stock options into common stock. At December 31, 2003, 2002, and 2001, 44 million, 56 million, and 44 million shares of common stock issuable under stock options, respectively, were not included in the calculation of diluted net income per share because their effects would have been antidilutive.

     A reconciliation of the shares used to compute net income per share, basic and diluted, is shown below. There are no adjustments to the computation of net income for this calculation in 2003, 2002, or 2001.

Years ended December 31,                  2003      2002      2001
------------------------------------------------------------------
(millions)
Common shares, basic                     1,021     1,055     1,055
Effect of dilutive securities:
  Stock options                              3         4         3
                                         -------------------------
Common shares, assuming full dilution    1,024     1,059     1,058
                                         -------------------------

Reclassification of Prior Years

Prior-year financial statements have been reclassified to conform to the 2003 presentation.

3. EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued. The Company adopted the provisions of SFAS 142 on January 1, 2002. The following tables present a reconciliation of net income, net income per share, and comprehensive income, as reported, to adjusted amounts that include the impact of the adoption of SFAS 142 for all periods presented.

Goodwill and Intangible Assets--Adoption of SFAS 142

Years Ended December 31,                                            2003          2002        2001
--------------------------------------------------------------------------------------------------
(millions, except per share amounts)
Net Income
Net income, as reported                                           $1,385        $1,216        $910
  Add: Goodwill amortization, net of tax                               -             -          24
  Add: Trademark amortization, net of tax                              -             -           8
  Less: Amortization from change in useful lives, net of tax           -             -          (8)
                                                                  --------------------------------
Adjusted net income                                               $1,385        $1,216        $934
                                                                  --------------------------------
Net Income per Common Share
Basic, as reported                                                $ 1.36        $ 1.15        $.86
  Add: Goodwill amortization, net of tax                               -             -         .03
  Add: Trademark amortization, net of tax                              -             -         .01
  Less: Amortization from change in useful lives, net of tax           -             -        (.01)
                                                                  --------------------------------
Basic, adjusted                                                   $ 1.36        $ 1.15        $.89
                                                                  --------------------------------
Assuming full dilution, as reported                               $ 1.35        $ 1.15        $.86
  Add: Goodwill amortization, net of tax                               -             -         .02
  Add: Trademark amortization, net of tax                              -             -         .01
  Less: Amortization from change in useful lives, net of tax           -             -        (.01)
                                                                  --------------------------------
Assuming full dilution, adjusted                                  $ 1.35        $ 1.15        $.88
                                                                  --------------------------------

Comprehensive Income

Years Ended December 31,                                          2003        2002        2001
----------------------------------------------------------------------------------------------
(millions, except per share amounts)
Comprehensive income, as reported                               $1,820      $1,130        $787
  Add: Goodwill amortization, net of tax                             -           -          24
  Add: Trademark amortization, net of tax                            -           -           8
  Less: Amortization from change in useful lives, net of tax         -           -          (8)
                                                                ------------------------------
Adjusted comprehensive income                                   $1,820      $1,130        $811
                                                                ------------------------------

     In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS 143 on January 1, 2003. Its adoption did not have an impact on the Company's financial statements.

     In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company adopted SFAS 146, effective January 1, 2003. The adoption of SFAS 146 did not have a material impact on the Company's financial statements. The Company has continued to account for employee-related post-employment benefit costs, including severance payments, under the provisions of SFAS No. 112, "Employer's Accounting for Post-Employment Benefits."

     In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires the initial recognition and initial measurement, on a prospective basis only, of guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements were effective for financial statements ending after December 15, 2002. The adoption of this interpretation did not have an impact on the Company's financial statements.

     In January 2003, FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," (VIE's) was issued, and in December 2003, a revision to FIN 46 was issued. FIN 46 requires identification of the Company's participation in VIE's, which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIE's, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to a VIE, if any, bears a majority of the risk of the VIE's expected losses, or stands to gain from a majority of the VIE's expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE's that are deemed significant, even if consolidation is not required. This interpretation is effective for all VIE's created after January 31, 2003. The adoption of this interpretation during 2003 did not have an impact on the Company's financial statements.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, amends the definition of an underlying contract, and clarifies when a derivative contains a financing component in order to increase the comparability of accounting practices under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the Company's financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The statement is effective for financial instru-ments entered into or modified after May 31, 2003. The Company adopted this standard on June 1, 2003. Its adoption did not have an impact on the Company's financial statements.

     In May 2003, the consensus on EITF Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease," was issued. The guidance in the consensus applies to the purchase or sale of goods and services under various types of contracts, including outsourcing arrangements. Based on the criteria in the consensus, both parties to an arrangement are required to determine whether the arrangement includes a lease within the scope of SFAS No. 13, "Accounting for Leases." The new requirement applies prospectively to new or modified arrangements for reporting periods beginning after May 28, 2003. Accordingly, as of July 1, 2003, the Company accounted for new or modified arrangements based on this guidance. Adoption of this standard did not have an impact on the Company's financial statements.

     In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which enhanced the disclosure about pension plans and other postretirement benefit plans, but did not change the measurement or recognition principles for those plans. The statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company adopted the disclosure provisions of SFAS 132 for the year ended December 31, 2003.

     In January 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The staff position allows companies to either recognize or defer recognizing the effects of the prescription-drug provisions of the new Medicare Act in their 2003 financial statements. The specific authoritative guidance on accounting for the effects of the Act is pending. The guidance, when issued during 2004, could require the Company to change previously reported information. The Company elected to defer accounting for the economic effects of the new Medicare Act. Accordingly, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the Company's plans.

4. ACCUMULATED OTHER COMPREHENSIVE LOSS

An analysis of accumulated other comprehensive loss follows.

                                                                            Accumulated
                                   Foreign                        Cash            Other
                                  Currency        Pension         Flow    Comprehensive
                               Translation     Adjustment       Hedges             Loss
---------------------------------------------------------------------------------------
(millions)
Balance at December 31, 2000       $(1,280)         $ (34)        $  -          $(1,314)
Change in period                       (48)           (53)         (13)            (114)
Income tax benefit (expense)           (45)            31            5               (9)
                               --------------------------------------------------------
Balance at December 31, 2001       $(1,373)         $ (56)        $ (8)         $(1,437)
                               --------------------------------------------------------
Change in period                       196           (183)           5               18
Income tax benefit (expense)          (155)            53           (2)            (104)
                               --------------------------------------------------------
Balance at December 31, 2002       $(1,332)         $(186)        $ (5)         $(1,523)
                               --------------------------------------------------------
Change in period                       409            (10)          12              411
Income tax benefit (expense)            25              3           (4)              24
                               --------------------------------------------------------
Balance at December 31, 2003       $  (898)         $(193)        $  3          $(1,088)
                               --------------------------------------------------------

     Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders' equity. Also included are the effects of exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments. The gains of $434 million in accumulated foreign currency translation in 2003 were due primarily to the strength of the Euro, but also in part to the weakening of the U.S. dollar against other currencies, as well as the recognition of deferred taxes on the foreign currency translation adjustment for those non-U.S. subsidiaries that are included in the Company's U.S. tax return. Gains in 2002 of $41 million were primarily due to strengthening European currencies that were partially offset by weakening Latin American currencies. Losses in 2001 were $93 million, primarily from currency devaluation in Argentina and Brazil.

     Included in Other charges (income)-net in the Consolidated Statement of Income are a net exchange gain of $14 million in 2003, a net exchange gain of $16 million in 2002, and a net exchange loss of $3 million in 2001 for the foreign currency effects of transactions (including translation of hyperinflationary entities) in those years.

5. SUPPLEMENTAL BALANCE SHEET INFORMATION

Allowance for Doubtful Accounts

Years ended December 31,         2003        2002        2001
-------------------------------------------------------------
(millions)
Balance at beginning of year      $73         $69         $81
Additions                          19          37          30
Deductions                        (39)        (33)        (42)
                                  ---------------------------
     Balance at end of year       $53         $73         $69
                                  ---------------------------

Inventories

At December 31,                 2003        2002
------------------------------------------------
(millions)
Raw materials and supplies    $  114      $  115
Work in process                  196         191
Finished goods                   784         622
                              ------------------
     Total                    $1,094      $  928
                              ------------------

Property, Plant and Equipment

At December 31,                    2003       2002
--------------------------------------------------
(millions)
Land                             $   79     $   81
Buildings                           929        844
Machinery and equipment           6,077      5,504
                                 -----------------
                                  7,085      6,429
Less accumulated depreciation     3,443      2,864
                                 -----------------
     Total                       $3,642     $3,565
                                 -----------------

     Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2003, 2002, and 2001, interest cost was capitalized in the amounts of $2 million, $4 million, and $11 million, respectively.

Goodwill and Intangible Assets

In August 2003, the Company acquired a majority interest in Fujian Nanping Nanfu Battery Co., Ltd., a leading battery company in China. The Nanfu business is reported as part of the Duracell segment. The change between the December 31, 2003, and December 31, 2002, goodwill and intangible balances is due mainly to the acquisition of Nanfu, and the impact of foreign currency translation. The Nanfu acquisition resulted in the capitalization of the Nanfu trademark as an indefinite-lived intangible asset, as well as other definite-lived intangible assets. The values of these intangibles, as well as the related goodwill, may be adjusted in future periods as the purchase price allocation for the acquisition is not yet final.

Total goodwill by segment follows.

At December 31,      2003      2002
-----------------------------------
(millions)
Blades & Razors    $  140      $140
Duracell              632       571
Oral Care             191       191
Braun                  60        60
Personal Care           -         -
                   ----------------
  Total            $1,023      $962
                   ----------------

The detail of intangible assets follows.

                                    Weighted
                                     Average                          2003                         2002
                                Amortization     -------------------------     ------------------------
                                      Period     Carrying      Accumulated     Carrying     Accumulated
At December 31,                       (Years)      Amount     Amortization       Amount    Amortization
-------------------------------------------------------------------------------------------------------
(millions)
Amortized Intangible Assets
  Patents                                  8         $101             $ 69         $101            $ 53
  Trademarks                               7           16                9           13               4
  Software                                 5           14               12           12               9
  Endorsements                             -           61               61           61              61
  Other                                   19           23                3           11               3
                                -----------------------------------------------------------------------
     Total                                 7         $215             $154         $198            $130
                                -----------------------------------------------------------------------
Unamortized Intangible Assets
  Trademarks                                         $423                          $317
  Pension                                              12                            15
                                -----------------------------------------------------------------------
     Total                                           $435                          $332
                                -----------------------------------------------------------------------

Intangible Assets, net                               $496                          $400

Aggregate Amortization Expense:
  For the Years ended December 31 :
    2003                              $21
    2002                              $20
    2001                              $56

Estimated Amortization Expense:
  For the Years ended December 31 :
    2004                              $21
    2005                              $ 9
    2006                              $ 5
    2007                              $ 5
    2008                              $ 4

Other Assets

At December 31,                                2003        2002
---------------------------------------------------------------
(millions)
Pension                                      $  747      $  710
Benefit trusts                                  183         160
Derivatives (swaps and forward contracts)        83         135
Other                                           131         134
                                             ------------------
     Total                                   $1,144      $1,139
                                             ------------------

Accounts Payable and Accrued Liabilities

At December 31,                        2003        2002
-------------------------------------------------------
(millions)
Accounts payable                     $  574      $  581
Advertising and sales promotion         537         472
Payroll and payroll taxes               292         211
Dividends payable on common stock       163         170
Other                                   940         620
                                     ------------------
     Total                           $2,506      $2,054
                                     ------------------

Other Long-Term Liabilities

At December 31,             2003        2002
--------------------------------------------
(millions)
Pensions                  $  404      $  382
Postretirement medical       279         286
Deferred compensation        149         159
Other                         97          93
                          ------------------
     Total                $  929      $  920
                          ------------------

6. DEBT
Loans Payable

At December 31,                                               2003        2002
------------------------------------------------------------------------------
(millions)
U.S. dollar Commercial Paper (interest at 0.9% and 1.5%)    $   55      $  549
Payable to banks (interest at 3.3% and 2.6%)                    62         124
                                                            ------------------
     Total                                                  $  117      $  673
                                                            ------------------

Long-Term Debt

At December 31,                        2003        2002
-------------------------------------------------------
(millions)
2.23% Euro obligation due 2003       $    -      $  297
6.25% Notes due 2003                      -         154
Floating rate notes due 2003              -          75
3.25% Euro notes due 2004               379         312
3.75% Notes due 2004                    255         259
5.75% Notes due 2005                    213         219
4.00% Notes due 2005                    361         373
5.25% Notes due 2006                    133         142
5.00% Notes due 2006                    323         325
4.125% Notes due 2007                   253         254
3.50% Notes due 2007                    495         499
2.875% Notes due 2008                   299           -
2.50% Notes due 2008                    300           -
Gillette CoreNotes due 2012              73          74
Gillette CoreNotes due 2013               3           -
Floating rate notes due 2043            108           -
Other, multicurrency borrowings           -           1
Current portion of long-term debt      (742)       (527)
                                     ------------------
     Total                           $2,453      $2,457
                                     ------------------

     The Company's commercial paper program is supported by its revolving credit facility and other sources of liquidity. The Company has a revolving bank credit facility in the amount of $1.15 billion, of which $863 million is available on a 364-day basis and expires in October 2004, and $288 million expires in October 2008. The revolving bank credit facility allows the Company to issue up to $1.53 billion in commercial paper in the U.S. and Euro markets. Under the agreement, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of .04% per annum for the 364-day facility and .06% per annum for the five-year facility, based on the Company's current credit rating. At December 31, 2003 and 2002, there were no borrowings under such agreements. In addition, there are other unused lines of credit amounting to $191 million at December 31, 2003.

     Certain long-term debt instruments contain prepayment provisions at the option of either the holder of the instruments or the Company. The 3.50% notes due 2007 are redeemable at par, at the Company's option, on any interest payment date on or after October 15, 2004. Under the Gillette $500 million CoreNotes program, the Company may periodically issue fixed and floating rate notes in $1,000 increments. At December 31, 2003, the coupon rates of the outstanding notes varied between 4.55% and 5.00%, and the interest payments are made quarterly. The notes mature on various dates in 2012 and 2013 and are redeemable at par, at the Company's option, on any interest payment date on or after one year from the date of issuance. The $108 million floating rate notes are redeemable at the option of the holder at various prices on a yearly basis from April 2004 to April 2014 and each third anniversary thereafter to maturity. The floating rate notes are also redeemable at the Company's option at various prices from April 2033 to maturity.

     During 2002, two shelf registration statements were filed allowing the Company to issue up to $2.8 billion in debt securities in the U.S. At December 31, 2003, $1.54 billion was issued under the shelf registrations, representing the 4.125% and 3.50% notes due 2007, the 2.875% and 2.50% notes due 2008, the floating rate notes due 2043, and the Gillette CoreNotes due 2012. At December 31, 2003, a total of $1.26 billion was available under these shelf registrations.

     Long-term weighted average interest rates were 1.6% and 1.9% as of December 31, 2003 and 2002, respectively, after giving effect to interest rate hedging instruments. Aggregate maturities of total long-term debt, excluding $60 million in market value adjustments resulting from debt-related derivatives, for the five years after December 31, 2003, are $625 million in 2004, $550 million in 2005, $425 million in 2006, $750 million in 2007, and $600 million in 2008.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

The estimated fair values of the Company's financial instruments are summarized below.

                                                          2003               2002
                                              ----------------   ----------------
                                              Carrying Amount/   Carrying Amount/
At December 31,                                     Fair Value         Fair Value
---------------------------------------------------------------------------------
(millions)
Long-term investments                                  $   177           $   161
Long-term debt, including current portion               (3,195)           (2,984)
Derivative instruments
  Currency forwards hedging net investments                 (2)               (4)
  Interest rate swaps                                       67               108
  Forward rate agreements                                    -                (2)
  Commodity swaps                                            4                (2)
  Other currency forwards and swaps
    Assets                                                 159                70
    Liabilities                                            (17)              (17)
  Equity contracts                                           4                 3

     The Company is subject to market risks, such as changes in currency and interest rates that arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments to protect against the adverse effects of these and other market risks. The Company has established clear policies, procedures, and internal controls governing the use of derivatives and does not use them for trading, investment, or other speculative purposes.

     The Company uses derivative contracts to efficiently structure its debt in the desired currencies and mix of fixed to floating interest rates. Forward contracts effectively convert U.S. dollar commercial paper borrowings into non-U.S. dollar obligations, primarily in currencies with low interest rates. At December 31, 2003, the Company had forward contracts designated as hedges of the currency changes on the Company's foreign net investments with fair values of $2 million recorded in accrued liabilities. Currency effects of the net investment hedges are reflected as a component of foreign currency translation in accumulated other comprehensive loss and produced a $6 million aftertax loss, a $5 million aftertax loss, and a $53 million aftertax gain for the years ended December 31, 2003, 2002, and 2001, respectively. Interest effects of these hedges are reported in interest expense.

     The Company uses primarily floating rate debt in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed to floating rate debt by entering into interest rate swaps and forward rate agreements. At December 31, 2003 and 2002, the Company had interest rate swaps designated as fair value hedges with fair values of $67 million and $108 million, respectively, recorded in other current assets and other assets. These swaps effectively convert certain fixed rate debt into variable rate debt. The terms of the swaps match the terms of the underlying debt. The changes in the fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. The Company recorded a $1 million hedge ineffectiveness gain in interest expense in 2003. There was no impact on earnings due to hedge ineffectiveness for the years ended December 31, 2002 and 2001.

     At December 31, 2002, the Company had forward rate agreements designated as cash flow hedges with fair values of $2 million recorded in accrued liabilities, effectively fixing certain variable interest payments. Aftertax net losses of $2 million ($3 million pretax), $4 million ($7 million pretax), and $9 million ($14 million pretax) were recorded in other comprehensive loss during the years ended December 31, 2003, 2002, and 2001, respectively. Ineffective amounts had no impact on earnings for the years ended December 31, 2003, 2002, and 2001.

     The Company also enters into commodity swaps to fix the price of certain forecasted purchases of raw material used in the manufacturing process. At December 31, 2003, the Company had swaps designated as cash flow hedges with fair values of $4 million recorded in other current assets. At December 31, 2002, the Company had swaps designated as cash flow hedges with fair values of

$2 million recorded in accrued liabilities. Changes in fair values are included in other comprehensive loss to the extent effective and are charged to cost of sales in the period during which the hedged transaction affects earnings. Aftertax net gains of $4 million ($7 million pretax) and aftertax net losses of $2 million ($3 million pretax) were recorded in other comprehensive loss in the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2001, total aftertax losses recorded in other comprehensive loss were $6 million ($9 million pretax), including the cumulative effect of change in accounting principle upon adoption of SFAS 133. Remaining pretax gains of $4 million included in accumulated other comprehensive loss will be credited to earnings in 2004. Ineffective amounts had no material impact on earnings for the years ended December 31, 2003, 2002, and 2001.

     Most of the Company's transactional exchange exposure is managed through centralized cash management. The Company hedges net residual transactional exchange exposures, principally foreign denominated debt and intercompany balances, through forward contracts and currency swaps that were recorded at their net fair value of $142 million and $53 million at December 31, 2003 and 2002, respectively. Changes in fair value are recorded in nonoperating charges (income) and offset gains and losses resulting from the underlying exposures.

     The Company also uses derivatives to hedge equity-linked employee compensation. The Company fixes the cost of certain employee compensation expenses linked to its stock price by entering into equity swap and option contracts. These contracts were recorded in other assets at their fair values of $4 million and $3 million at December 31, 2003 and 2002, respectively. Changes in fair value are recorded in profit from operations and offset the changes in the value of the underlying liabilities.

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

     With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 13% of consolidated net sales in 2003, and 12% of consolidated net sales in both 2002 and 2001. These sales occurred primarily in North America and were across all product segments. At December 31, 2003 and 2002, 44% and 40% of the Company's accounts receivable were from customers in North America, respectively. Wal-Mart Stores, Inc. represented 23% and 17% of the North American accounts receivable at December 31, 2003 and 2002, respectively. Using the best information available, the Company has provided an allowance for doubtful accounts based on estimated bad-debt loss.

8. COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $84 million in 2004, $73 million in 2005, $63 million in 2006, $51 million in 2007, $44 million in 2008, and $137 million for years thereafter. Rental expense amounted to $125 million in 2003, $130 million in 2002, and $121 million in 2001.

     The Company is subject to legal proceedings and claims arising out of its businesses that cover a wide range of matters, including antitrust and trade regulation, contracts, advertising, environmental issues, product liability, patent and trademark matters, and taxes. Management, after review and consultation with counsel, considers that any liability from all of these pending legal proceedings and claims would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

9. DISCONTINUED OPERATIONS

On December 29, 2000, the sale of the Stationery Products business to Newell Rubbermaid Inc. was finalized. The sale resulted in a loss of $429 million (net of a tax benefit of $102 million), or $.40 per common share, diluted. The Stationery Products segment was accounted for as a discontinued operation. Accordingly, its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes.

     As of December 31, 2003, the Company has substantially completed all postdivestiture reorganization activities. Due to lower than anticipated spending, pretax recoveries of $15 million ($10 million aftertax) and $10 million ($7 million aftertax) were recorded in discontinued operations in 2003 and 2002, respectively. At December 31, 2003, there are discontinued operations reserves primarily related to environmental matters that are not expected to be settled for many years.

10. FUNCTIONAL EXCELLENCE, 2003 MANUFACTURING REALIGNMENT, RESTRUCTURING, AND ASSET IMPAIRMENTS

Functional Excellence

In the second quarter of 2002, the Company began actions associated with its Functional Excellence initiative. This initiative impacts all business segments and is focused on upgrading capabilities, while reducing overhead costs by improving processes and eliminating duplication across all functions. Specific program activities include outsourcing certain information technology functions, implementing new worldwide technology tools and processes, streamlining customer management and marketing programs, and consolidating financial functions.

     Total pretax charges under the Functional Excellence initiative, including employee termination benefits and other costs, were $137 million and $121 million for the 12 months ended December 31, 2003 and 2002, respectively. The charges included $23 million and $27 million to cost of sales for 2003 and 2002, respectively, and $114 million and $94 million to selling, general and administrative expenses for 2003 and 2002, respectively. Employee-related terminations are intended to be completed within 12 months of accrual. The employee-related termination benefits are calculated using the Company's long-standing severance formulas and vary on a country-by-country basis, depending on local statutory requirements and local practices. Other costs include items such as consulting, lease buyouts, project teams, and asset write-downs related to Functional Excellence programs.

2003 Manufacturing Realignment Program

On December 11, 2003, the Company announced a realignment program related to its European blade and razor manufacturing and distribution. The program will significantly reduce costs, improve operating efficiency, and streamline manufacturing, packaging, and warehouse operations. The program began in December 2003 and will be completed by 2007. Specific program activities include the closure of a manufacturing center in Isleworth, U.K., in 2007, and a packaging and distribution operation in Hemel Hempstead, U.K., in 2005. Operations at these units will be shifted to a new manufacturing, packaging, and warehouse facility that will be built in Eastern Europe. In addition, all Sensor production from the manufacturing center in Berlin, Germany, will be transferred to the new Eastern European facility, and stainless steel double-edge blades and some disposable razor manufacturing will be transferred from the manufacturing center in Jevicko, Czech Republic, to the manufacturing center in St. Petersburg, Russia. The severance programs being used follow the Company's long-standing severance formulas and may vary on a country-by-country basis, depending on local statutory requirements and local practices.

     The Company recorded, in the fourth quarter of 2003, a charge to cost of goods sold of $50 million. Costs accrued consisted primarily of severance, based on the amounts that have been earned as of December 31, 2003, at current service levels and pay rates. Severance payments will span through 2007, when the Isleworth facility will be completely closed. Other costs primarily include asset write-downs and employee pension benefits.

Functional Excellence and 2003 Manufacturing Realignment Program

                                                                                   Charges
                                                                     Charges      and Uses
                                           2002          2003       and Uses         Since          Balance
                                      Provision     Provision           2003     Inception    Dec. 31, 2003
                                      ---------   -----------   ------------   -----------   --------------
(millions)
Functional Excellence:
Employee-related expenses                  $106          $120          $(123)        $(143)            $ 83
Other                                        15            17            (19)          (28)               4
                                      ---------------------------------------------------------------------
Total Functional Excellence Program        $121          $137          $(142)        $(171)            $ 87
                                      ---------------------------------------------------------------------
2003 Realignment Program:
Employee-related expenses:
  Severance payments                          -            32              -             -               32
  Other benefits                              -             6              -             -                6
Asset-related expenses:
  Asset write-offs                            -             5             (5)           (5)               -
  Loss on sale of assets                      -             4              -             -                4
Contractual obligations and other             -             3              -             -                3
                                      ---------------------------------------------------------------------
Total 2003 Realignment Program                -            50             (5)           (5)              45
                                      ---------------------------------------------------------------------
     Total                                 $121          $187          $(147)        $(176)            $132
                                      ---------------------------------------------------------------------

2001 Restructuring Program and Asset Impairment Charges

During 2001, the Company recorded a charge of $63 million associated with the withdrawal from several noncore businesses and the closing of one factory in the Duracell segment. In 2001, in connection with a decision to exit certain regional battery brands in international markets that do not carry the Duracell brand, the Company announced a noncash impairment charge relating to the write-down of goodwill, other intangibles, and related long-lived assets to fair value. This resulted in a 2001 pretax charge to operations of $164 million. The fair value of the impaired assets was determined based on discounted cash flow analyses for future operating periods. During 2001, a $55 million reserve recovery was taken to a prior-year restructuring program, reflecting a change in strategy in which one major and two small factories were not closed, and better than anticipated results relating to the closing of certain other factories.

     At December 31, 2002, the Company had completed the majority of the activity in the 2001 and prior-year restructuring programs. Due to lower than anticipated spending and better than anticipated results on the disposal of property, plant and equipment, reserve recoveries of $9 million were recorded in 2002 related to the 2001 and prior-year restructuring programs. In addition, a pretax gain of $30 million was realized on the 2002 sale of the Vaniqa business, which included an $8 million recovery to the 2001 restructuring program.

     A summary of restructuring and asset impairment charges follows.

Years ended December 31,                            2003       2002       2001
------------------------------------------------------------------------------
(millions)
Restructuring provisions                             $ -       $  -       $ 63
Asset impairments                                      -          -        164
Changes to 2000 and 2001 restructuring programs,
  including gain on the sale of Vaniqa                 -        (39)       (55)
                                                     -------------------------
                                                     $ -       $(39)      $172
                                                     -------------------------

11. INCOME TAXES

Income from continuing operations before income taxes and income tax expense are summarized below.

Years ended December 31,                                           2003          2002        2001
-------------------------------------------------------------------------------------------------
(millions)
Income from continuing operations before income taxes
  United States                                                  $  822        $  952      $  533
  Foreign                                                         1,142           800         809
                                                                 --------------------------------
Total income from continuing operations before income taxes      $1,964        $1,752      $1,342
                                                                 --------------------------------
Current tax expense
  Federal                                                        $  312        $  114      $  107
  Foreign                                                           308           185         219
  State                                                              18            14          15
Deferred tax expense (benefit)
  Federal                                                           (46)          166          44
  Foreign                                                            (1)           58          43
  State                                                              (2)            6           4
                                                                 --------------------------------
Total income tax expense from continuing operations              $  589        $  543      $  432
                                                                 --------------------------------

A reconciliation of the statutory Federal income tax rate to the Company's effective tax rate follows.

Years ended December 31,                          2003         2002         2001
--------------------------------------------------------------------------------
(percent)
Statutory Federal tax rate                        35.0%        35.0%        35.0%
Goodwill amortization and asset impairments          -            -          1.5
Taxes on foreign income                           (5.5)        (3.6)        (5.9)
Effect of foreign currency translation               -            -         (0.2)
State taxes (net of Federal tax benefits)          0.5          0.7          0.9
Other differences                                    -         (1.1)         0.9
                                                  ------------------------------
Effective tax rate                                30.0%        31.0%        32.2%
                                                  ------------------------------

The components of deferred tax assets and deferred tax liabilities are shown below.

                                                                       2003                           2002
                                                ---------------------------     --------------------------
                                                Deferred Tax   Deferred Tax     Deferred Tax  Deferred Tax
At December 31,                                       Assets    Liabilities           Assets   Liabilities
---------------------------------------------------------------------------     --------------------------
(millions)
CURRENT
  Advertising and sales promotion                       $ 34           $  -             $ 35          $  -
  Benefit plans                                           52              -               46             -
  Discontinued operations                                  -              -                2             -
  Inventory                                               90              -               85             -
  Restructuring and asset impairments                      -              -               15             -
  Miscellaneous reserves and accruals                    144              -              112             -
  Other                                                    2              -               85             -
                                                        ----           ----             ----         -----
  Total current                                         $322           $  -             $380          $  -
                                                        ----           ----             ----         -----
  Net current                                           $322                            $380
                                                        ----           ----             ----         -----
NONCURRENT
  Benefit plans                                         $105           $  -             $ 77          $  -
  Currency translation effect of pass-through
    entities                                               -             64                -           101
  Intangibles                                              -            157                -           128
  Operating loss and credit carryforwards                  2              -               15             -
  Property, plant and equipment                            -            479                -           522
  Other                                                    -             33                -            27
                                                        ----           ----             ----         -----
  Total noncurrent                                      $107           $733             $ 92          $778
                                                        ----           ----             ----         -----
  Valuation allowance                                   $  -                            $ (6)
                                                        ----           ----             ----         ------
  Net noncurrent                                                       $626                           $692
                                                        ----           ----             ----         -----
TOTAL
  Net deferred tax assets/liabilities                                  $304                           $312
                                                        ----           ----             ----         -----

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2003.

At December 31, 2003, the Company had net operating loss carryforwards for foreign income tax purposes of $6 million, which are available to offset future taxable income, if any, through 2007.

12. PENSIONS AND OTHER RETIREE BENEFITS

The Company has various retirement programs, including defined benefit, defined contribution, and other plans, that cover most employees worldwide. Other retiree benefits are health care and life insurance benefits provided to eligible retired employees, principally in the United States. The components of net defined benefit expense for continuing operations follow.

                                               Pension Benefits               Other Retiree Benefits
                                          ---------------------------        -------------------------
Years ended December 31,                   2003        2002      2001        2003      2002       2001
---------------------------------------------------------------------        -------------------------
(millions)
COMPONENTS OF NET
DEFINED BENEFIT
EXPENSE
  Service cost-benefits earned            $  68       $  59     $  61        $ 4        $ 5        $ 6
  Interest cost on benefit obligation       147         132       130         27         27         18
  Estimated return on assets               (160)       (153)     (166)        (3)        (4)        (4)
  Net amortization                           74          23         9          4          2         (5)
  Plan curtailments                           1           -         -          -          -          -
  Plan settlement                             1           -         -          -          -          -
                                          ---------------------------        -------------------------
                                            131          61        34         32         30         15
  Other                                      12           9        12          -          -          -
                                          ---------------------------        -------------------------
  Net defined benefit expense             $ 143       $  70     $  46        $32        $30        $15
                                          ---------------------------        -------------------------

     The measurement date is December 31 for the Company's principal defined benefit and other retiree benefit plans that make up the majority of plan assets and benefit obligations. The funded status of the Company's principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet follow.

                                                             Other Retiree
                                      Pension Benefits         Benefits
                                     -----------------      ---------------
Years ended December 31,               2003       2002      2003       2002
------------------------------------------------------      ---------------
(millions)
CHANGE IN PROJECTED
BENEFIT OBLIGATION
  Balance at beginning of year       $2,365     $1,950      $408       $380
  Foreign plan additions                 34          -         -          -
  Benefit payments                     (147)      (123)      (20)       (20)
  Service cost                           68         59         4          5
  Interest cost                         147        132        27         27
  Amendments                              1          3         -        (46)
  Actuarial losses                      194        223        66         69
  Plan settlements                       (6)         -         -          -
  Plan curtailments                      (1)         -         -          -
  Special termination benefits           13          3         -          -
  Currency adjustment                   190        118         6         (7)
                                     -----------------      ---------------
  Balance at end of year             $2,858     $2,365      $491       $408
                                     -----------------      ---------------
CHANGE IN FAIR VALUE OF
PLAN ASSETS
  Balance at beginning of year       $1,935     $1,618      $ 37       $ 38
  Foreign plan additions                 21          -         -          -
  Actual return on plan assets          304       (220)        8         (5)
  Employer contribution                  72        525         6          4
  Benefit payments                     (113)       (99)        -          -
  Settlement                             (5)         -         -          -
  Currency adjustment                   167        111        (2)         -
                                     -----------------      ---------------
  Balance at end of year             $2,381     $1,935      $ 49       $ 37
                                     -----------------      ---------------

                                                                                       Other Retiree
                                                             Pension Benefits            Benefits
                                                            -----------------        ----------------
At December 31,                                               2003       2002         2003       2002
-----------------------------------------------------------------------------        ----------------
(millions)
FUNDED STATUS
  Projected benefit obligation in excess of plan assets     $ (477)    $ (430)       $(442)     $(371)
  Unrecognized prior service cost                               46         47          (40)       (45)
  Unrecognized net transition obligation                         3          4            -          -
  Unrecognized net loss                                      1,074      1,007          185        130
  Adjustment for contributions after the
    measurement date                                             8          -            -          -
                                                            -----------------        ----------------
  Net amount recognized                                     $  654     $  628        $(297)     $(286)
                                                            -----------------        ----------------
AMOUNTS RECOGNIZED IN THE
BALANCE SHEET
  Intangible assets                                         $   12     $   15        $   -      $   -
  Accumulated other comprehensive loss                         280        270            -          -
  Prepaid benefit cost                                         750        706            -          -
  Accrued benefit cost                                        (388)      (363)        (297)      (286)
                                                            -----------------        ----------------
  Net amount recognized                                     $  654     $  628        $(297)     $(286)
                                                            -----------------        ----------------

     The accumulated benefit obligation for all defined benefit pension plans was $2.57 billion and $2.12 billion at December 31, 2003 and 2002, respectively.

     The values for pension plans with accumulated benefit obligations in excess of plan assets follow.

At December 31,                  2003    2002
----------------------------------------------
(millions)
Projected benefit obligation     $955     $782
Accumulated benefit obligation    843      684
Fair value of plan assets         601      475

Additional Information

                                                     Pension Benefits
                                                    -----------------
Years Ended December 31,                            2003         2002
---------------------------------------------------------------------
(millions)
Increase in minimum liability included in other
  comprehensive income                              $(10)       $(183)

Assumptions

Weighted-average assumptions used to        Pension Benefits           Other Retiree Benefits
determine benefit obligations             ----------------------       ----------------------
at December 31,                           2003     2002     2001       2003     2002     2001
----------------------------------------------------------------       ----------------------
(percent)
Discount rate                              5.8      6.2      6.8        6.2      6.5      7.2
Rate of compensation increase              3.7      3.8      4.2

Weighted-average assumptions used                 Pension Benefits          Other Retiree Benefits
to determine net defined benefit expense       ----------------------       ----------------------
for years ended December 31,                   2003     2002     2001       2003     2002     2001
---------------------------------------------------------------------       ----------------------
(percent)
Discount rate                                   6.2      6.8      7.0        6.5      7.2      7.2
Expected long-term return on plan assets        8.0      8.6      9.1        8.5      9.0     10.0
Rate of compensation increase                   3.8      4.2      4.7

     The expected long-term return on assets is a blended rate based on rates for the various countries. In general, the methodology used to determine the rates in each country is reviewed annually, taking into consideration the respective asset allocation, historical returns on the types of assets held, and the current economic environment. Based on these studies, in 2003 the Company lowered equity target allocations in several of its largest plans to better match plan obligations that are increasingly weighted to participants who have retired from the Company. Correspondingly, the expected long-term return on assets is a blended rate based on the target asset allocations of each plan applied principally to historical market returns and trends. This rate dropped to 8.0% in 2003 from 8.6% in 2002 for pension benefits and to 8.5% in 2003 from 9.0% in 2002 for other retiree benefits. For estimation purposes, the Company assumes a long-term asset mix generally consistent with the investment policy of each funded plan. Changes in the asset mix or investment policy could impact the amount of recorded pension income or expense, the funded status of the plan, and the need for future cash contributions.

Assumed health care cost trend rates at December 31,         2003        2002        2001
-----------------------------------------------------------------------------------------
(percent)
Health care cost trend rate assumed for next year            12.0        12.0        12.0
Rate to which the cost trend rate is assumed to decline
  (the ultimate trend rate)                                   5.0         5.0         5.0
Year that the rate reaches the ultimate trend rate           2009        2008        2007

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                  1-Percentage-     1-Percentage-
                                                 Point Increase    Point Decrease
---------------------------------------------------------------------------------
(millions)
Effect on total of service and interest cost                $ 5              $ (4)
Effect on postretirement benefit obligation                 $60              $(60)

Impact of Medicare Drug Reform

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs, beginning in 2006. The Company expects that this legislation will eventually reduce the Company's costs for some of its retiree medical programs in the U.S.

     Guidance has not yet been issued from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Based on its preliminary analysis, the Company expects that its current retiree medical plans will qualify for beneficial treatment under the Act. The Company plans to continue to study the effects of the Act on the retiree medical plans that it sponsors in the U.S. and evaluate its options in coordinating benefits with the Medicare program.

     Because of various uncertainties related to this legislation and the related accounting treatment, the Company has elected to defer financial recognition of the impact of this legislation until the Financial Accounting Standards Board issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under FASB Staff Position FAS 106-1.

Plan Assets

Weighted average allocations by asset category follow.

                                        Other
                        Pension        Retiree
                        Benefits       Benefits
                      -----------     ----------
At December 31,       2003   2002     2003  2002
------------------- ------ ------     ----------
(percent)
Equity securities       62     52       64    50
Debt securities         38     48       36    50
                      -----------     ----------
  Total                100    100      100   100
                      -----------     ----------

     The Company's investment strategy for defined benefit plans is to utilize broadly diversified passive vehicles where appropriate, with an investment mix and risk profile consistent with plan liabilities. Periodic studies are undertaken to determine the asset mix that will meet pension obligations at a reasonable cost to the Company and are consistent with the fiduciary requirements of local pension regulations. The weighted average target allocation for all plans is 58% equity and 42% debt securities. At December 31, 2003 and 2002, no Gillette common stock was directly held in pension plan or other retiree benefit plan assets. Debt securities investments consist primarily of government and other investment-grade quality issues.

Cash Flows

Contributions

The Company expects to contribute $35 million to its pension plans and does not expect to contribute to its other postretirement benefit plans in 2004.

Estimated Future Benefit Payments

Benefit payments, which include the effects of expected future service, as appropriate, are expected to be paid as follows:

                 Pension Benefits    Other Retiree Benefits
-----------------------------------------------------------
(millions)
2004                       $  147                      $ 23
2005                          150                        26
2006                          153                        29
2007                          159                        31
2008                          163                        34
2009-2013                   1,007                       205

Other Plan Information

The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. ESOP accounts held by participants reduced the Company's obligations by $120 million at December 31, 2003, and by $120 million at December 31, 2002. Account balances are assumed to have an annual yield of 12%. A retiree health benefits account within the Company's principal domestic pension plan also will be used to pay these costs. In addition to the defined benefit and other retiree benefit plans, the Company also sponsors defined contribution plans, primarily covering U.S. employees. The Company's expense for defined contribution plans totaled $34 million in each of the years 2003, 2002, and 2001.

13. STOCK COMPENSATION PLAN AND CAPITAL STOCK

At December 31, 2003, the Company had a stock-based compensation plan as described below.

Stock Option Plan

The Company's stock option plan authorizes the granting of options on shares of the Company's common stock to selected key employees, including officers, and to nonemployee directors, at not less than the fair market value of the stock on the date of grant. Under the stock option plan, options to purchase a maximum of 198,800,000 shares may be granted. At December 31, 2003, 18,634,795 shares were available for future grants. Options granted under the plan may be either incentive stock options or nonqualified options. Outstanding options at December 31, 2003, have a 10-year term.

     For options granted to employees after April 16, 1997, one-third of the options vest on each of the first three anniversaries of the stock option award date. One-quarter of the 2 million options awarded to the Chief Executive Officer on January 19, 2001, vested immediately, and the remainder vested in one-third increments annually over a three-year period. The 300,000 options granted to the Vice Chairman of the Board on January 19, 2001, vested one-half on the first anniversary, and one-half on the second anniversary, of the stock option award date. The plan also permits payment for options exercised using shares of the Company's common stock.

     A summary of the status of the Company's stock option plan follows.

                                           2003                         2002                         2001
                                  ------------------------     ------------------------     -------------------------
                                                  Weighted                     Weighted                      Weighted
                                                   Average                      Average                       Average
                                      Options     Exercise         Options     Exercise         Options      Exercise
Years ended December 31,          (Thousands)        Price     (Thousands)        Price     (Thousands)         Price
----------------------------------------------------------     ------------------------     -------------------------
Outstanding at beginning
of year                                78,538       $37.25          71,052       $36.91          58,969        $38.76
  Granted                              11,744        32.39          14,472        35.50          18,127         29.23
  Exercised                            (3,176)       22.45          (3,789)       21.41          (2,488)        17.04
  Cancelled                            (2,150)       39.31          (3,197)       40.58          (3,556)        42.31
                                       ------       ------          ------       ------          ------        ------
Outstanding at year-end                84,956       $37.08          78,538       $37.25          71,052        $36.91
                                       ------       ------          ------       ------          ------        ------
Options exercisable at year-end        59,206                       50,417                       42,242
                                       ------                       ------                       ------

The following table summarizes information about fixed stock options outstanding.

At December 31, 2003
---------------------------------------------------------------------------------------------------------------
   Range of
   Exercise
    Prices                            Outstanding                                         Exercisable
--------------     --------------------------------------------------------     -------------------------------
                                      Weighted Average
   At     Less         Options         Remaining Years     Weighted Average         Options    Weighted Average
Least     Than     (Thousands)     of Contractual Life       Exercise Price     (Thousands)      Exercise Price
--------------     -----------     -------------------     ----------------     -----------    ----------------
  $16      $21           3,290                     1.1               $19.53           3,290              $19.53
   26       33          37,932                     7.4                30.64          21,800               30.14
   33       40          16,277                     8.2                35.38           6,659               35.24
   40       48          19,114                     4.8                45.97          19,114               45.97
   50       60           8,343                     4.5                56.21           8,343               56.21
                        ------                     ---               ------          ------              ------
                        84,956                     6.5               $37.08          59,206              $38.91
                        ------                     ---               ------          ------              ------

Other Stock-Based Compensation

Stock Appreciation Rights (SARs) were awarded to the Chairman and Chief Executive Officer (CEO) under an August 2003 amendment to his employment agreement and represented the right to the appreciation in 1 million shares of the Company's common stock for the period from June 19, 2003, through January 2, 2004. By its terms, the SARs were automatically converted into approximately 108,480 stock units valued at the fair market value of the Company's common stock on January 2, 2004, ($36.32) for a total value of $4 million. Of this, $1 million was earned and recorded as compensation cost in the Company's financial statements in the year ended December 31, 2003. The stock units earn dividend equivalent units and are subject to market risk until paid. Subject to contingencies, the stock units vest on January 19, 2005, and would be forefeited if the Chairman and CEO does not remain with the Company through the vesting date. The stock units are payable in cash, based upon the fair market value of the Company's common stock on their payment date, one year from the Chairman and CEO's retirement.

Share Repurchase Program

The Company has two share repurchase programs. The first program authorizes the purchase of up to 150 million shares, and the second program authorizes the purchase of up to 50 million shares, in the open market or in privately negotiated transactions, depending on market conditions and other factors. From the inception of the first program through December 31, 2002, the Company repurchased 108.2 million shares in the open market for $4.5 billion. In 2003, the Company repurchased 40.8 million shares for $1.3 billion. There are 1 million shares remaining on the first authorization. As of December 31, 2003, there has been no activity in the second share repurchase program.

     In 2002, the Company sold equity put options as an enhancement to the share repurchase program and earned $15 million in premiums. These options provided the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expired "in the money" (the option strike price is greater than the closing price for Gillette common stock on the expiration date). At December 31, 2003 and 2002, there were no outstanding put options.

Preferred Stock Purchase Rights

At December 31, 2003, the Company had 503 million preferred stock purchase rights outstanding, representing one-half right for each share of common stock outstanding. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225 ("Right's Exercise Price"). The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's common stock.

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

     At December 31, 2003, there were authorized 5 million shares of preferred stock without par value, of which 400 thousand Series A shares were reserved for issuance upon exercise of the rights. No shares were outstanding.

14. OPERATING SEGMENTS AND RELATED INFORMATION

The following table presents certain operating segment information.

                             Blades &                     Oral                 Personal         All
Years ended December 31,       Razors     Duracell        Care       Braun         Care       Other       Total
---------------------------------------------------------------------------------------------------------------
(millions)
2003
---------------------------------------------------------------------------------------------------------------
Net sales                      $3,869       $2,015      $1,327      $1,177         $864      $    -      $9,252
Profit from operations          1,426          348         218          49           73        (111)      2,003
Identifiable assets             3,099        2,754       1,269       1,224          470       1,139       9,955
Capital expenditures              203           46          77          51           29           2         408
Depreciation                      243          113          81          81           29          10         557

2002
---------------------------------------------------------------------------------------------------------------
Net sales                      $3,435       $1,898      $1,248      $1,056         $816      $    -      $8,453
Profit from operations          1,299          233         222          75           51         (71)      1,809
Identifiable assets             3,170        2,741       1,112       1,047          520       1,273       9,863
Capital expenditures              168           67          69          57           40           4         405
Depreciation                      225           82          73          66           26           8         480

2001
---------------------------------------------------------------------------------------------------------------
Net sales                      $3,200       $1,953      $1,149      $  981         $801      $    -      $8,084
Profit from operations          1,141          217         240          98           68        (266)      1,498
Identifiable assets             3,195        2,932         994         945          515       1,388       9,969
Capital expenditures              222          162          92          69           49          30         624
Depreciation                      197           78          53          53           26          46         453

     Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. There were no changes to the composition of segments in 2003.

     The Blades & Razors segment consists of blades and razors. The Duracell segment consists of consumer batteries. Oral Care contains manual and power oral care products. The Braun segment contains male and female hair removal, household and hair care appliances, and personal diagnostic devices, including ear thermometers and blood pressure monitors. The Personal Care segment includes shave preparations, skin care products and antiperspirants/deodorants.

     Profit from operations is net sales less cost of sales and selling, general and administrative expenses. In calculating profit from operations for individual operating segments, administrative expenses incurred at the operating level that are common to more than one segment, and headquarters expenses of an operational nature, are allocated on a net sales basis. All intercompany transactions, primarily merchandise transfers, have been eliminated.

     Profit from operations in the All Other column includes all unallocated income/expense items, as well as the $30 million gain on the sale of Vaniqa and the $9 million total recovery to the 2001 and 2000 restructuring reserves in 2002, and the $172 million charge for restructuring and asset impairment in 2001.

     Identifiable assets in the All Other column includes financial instruments managed by the Corporate Treasury Department, nonqualified benefit and compensation trusts, corporate fixed assets, deferred income tax assets, and net assets of discontinued operations. Capital expenditures in the All Other column are primarily related to research and development initiatives.

     The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 13% of net sales in 2003, and 12% of net sales in both 2002 and 2001. These sales occurred primarily in the United States and were across all product segments.

Net sales by geographic area follow.

Years ended December 31,      2003        2002        2001
----------------------------------------------------------
(millions)
Foreign                     $5,804      $5,171      $4,839
United States                3,448       3,282       3,245
                            ------------------------------
                            $9,252      $8,453      $8,084
                            ------------------------------

Net property, plant and equipment by geographic area follows.

At December 31,      2003       2002       2001
-----------------------------------------------
(millions)
Germany            $  692     $  606     $  508
Other Foreign       1,145      1,057      1,013
                   ----------------------------
Total Foreign       1,837      1,663      1,521
United States       1,805      1,902      2,027
                   ----------------------------
                   $3,642     $3,565     $3,548
                   ----------------------------

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                        Three Months Ended
                                       -----------------------------------------------------
2003                                   March 31       June 30     September 30   December 31    Total Year
--------------------------------------------------------------------------------------------    ----------
(millions, except per share amounts)
Net sales                                $1,971        $2,254           $2,405        $2,622        $9,252
Gross profit                              1,193         1,384            1,470         1,497         5,544
Profit from operations                      380           505              604           514         2,003
Income from continuing operations
  before income taxes                       376           483              593           512         1,964
Discontinued operations, net of tax           -             -                -            10            10
Net income                                  263           338              416           368         1,385
Net income per common share,
  basic(a)
    Continuing operations                   .25           .33              .41           .36          1.35
    Discontinued operations                   -             -                -             -           .01
    Net income                              .25           .33              .41           .36          1.36
Net income per common share,
  assuming full dilution(a)
    Continuing operations                   .25           .33              .41           .35          1.34
    Discontinued operations                   -             -                -           .01           .01
    Net income                              .25           .33              .41           .36          1.35
Dividends paid per common share             .161/4        .161/4           .161/4        .161/4        .65
Stock price range:
  High                                    32.34         33.78            33.57         36.78         36.78
  Low                                     28.00         29.80            29.75         30.80         28.00

2002
--------------------------------------------------------------------------------------------    ----------
Net sales                                $1,732        $2,024           $2,168        $2,529        $8,453
Gross profit                              1,038         1,226            1,286         1,392         4,942
Profit from operations                      328           449              522           510         1,809
Income from continuing operations
  before income taxes                       323           425              513           491         1,752
Discontinued operations, net of tax           -             -                -             7             7
Net income                                  223           293              354           346         1,216
Net income per common share,
  basic(a)
    Continuing operations                   .21           .28              .33           .32          1.15
    Discontinued operations                   -             -                -           .01            -
    Net income                              .21           .28              .33           .33          1.15
Net income per common share,
  assuming full dilution(a)
    Continuing operations                   .21           .28              .33           .32          1.14
    Discontinued operations                   -             -                -           .01           .01
    Net income                              .21           .28              .33           .33          1.15
Dividends paid per common share             .161/4        .161/4           .161/4        .161/4        .65
Stock price range:
  High                                    34.98         37.30            34.47         31.66         37.30
  Low                                     31.28         33.02            27.75         27.57         27.57

(a) Net income per common share is computed independently for each of the periods presented and, therefore, may not add up to the total for the year.

Historical Financial Summary

The Gillette Company and Subsidiary Companies

Years ended December 31,                                 2003         2002(a)      2001(b)      2000(c)      1999
-----------------------------------------------------------------------------------------------------------------
(millions, except per share amounts and employees)
Summary of Operations
Net Sales(e)                                          $ 9,252        8,453        8,084        8,310        8,324
Profit from Operations(e)                             $ 2,003        1,809        1,498        1,512        2,087
Income from Continuing Operations before
  Income Taxes                                        $ 1,964        1,752        1,342        1,288        1,912
Net Income                                            $ 1,385        1,216          910          392        1,260
Adjusted Net Income, assuming the adoption of
  SFAS 142 for 1999-2001                              $ 1,385        1,216          934          423        1,293
Weighted Average Common Shares Outstanding,
  assuming full dilution                                1,024        1,059        1,058        1,063        1,111

Per Common Share Data
Net Income per Common Share, assuming full
  dilution
    Continuing Operations                             $  1.34         1.14          .86          .77         1.13
    Net Income                                        $  1.35         1.15          .86          .37         1.14
Adjusted Net Income per Common Share,
  assuming the adoption of SFAS 142 for
  1999-2001, assuming full dilution                   $  1.35         1.15          .88          .40         1.16
Dividends Declared per Common Share                   $   .65          .65          .65          .65          .59
Stock Price, December 31                              $ 36.73        30.36        33.40        36.13        41.19

Balance Sheet Data
Net Property, Plant and Equipment(e)                  $ 3,642        3,565        3,548        3,550        3,467
Total Assets                                          $ 9,955        9,863        9,946       10,213       10,612
Total Debt                                            $ 3,312        3,657        4,317        4,476        4,729
Stockholders' Equity                                  $ 2,224        2,260        2,137        1,924        3,060
Other Information
Net Interest Expense                                  $    42           59          141          218          129
Depreciation and Amortization(e)                      $   578          500          509          535          464
Capital Expenditures(e)                               $   408          405          624          793          889
Employees(e)                                           29,400       30,300       31,500       35,200       37,600
Ratio of Earnings to Fixed Charges(d)                   21.4x        14.5x         8.2x         5.7x        12.3x

(a) In 2002, the gain on the sale of Vaniqa and recovery to the restructuring reserve increased profit from operations and income from continuing operations before income taxes by $39 million, net income by $27 million, and income from continuing operations per common share, assuming full dilution, by $.02.

(b) In 2001, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $172 million, net income by $135 million, and net income per common share, assuming full dilution, by $.13.

(c) In 2000, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $572 million, net income by $430 million, and net income per common share, assuming full dilution, by $.41.

(d) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, and preferred stock dividend requirements.

(e)  Represents continuing operations.

Directors and Executive Officers

DIRECTORS

Edward F. DeGraan
Vice Chairman of the Board

Roger K. Deromedi (1, 4)
Chief Executive Officer,
Kraft Foods Inc.

Wilbur H. Gantz (2, 4*)
Chairman and Chief Executive Officer,
Ovation Pharmaceuticals, Inc.

Michael B. Gifford (1*, 3)
Retired Chief Executive Officer,
The Rank Organisation Plc

Ray J. Groves (1, 3)
Chairman and Chief Executive Officer,
Marsh Inc.

Dennis F. Hightower (2*, 4)
Retired Chief Executive Officer,
Europe Online Networks, S.A.

Herbert H. Jacobi (2, 3*, 5)
Chairman of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA

Nancy J. Karch (1, 4)
Retired Senior Partner,
McKinsey & Company

James M. Kilts
Chairman of the Board

Fred H. Langhammer (2, 3)
President and Chief Executive Officer,
The Estee Lauder Companies Inc.

Jorge P. Lemann (1, 3)
Partner,
GP Investimentos

Marjorie M.Yang (2, 4)
Chairman and Chief Executive Officer,
Esquel Group


(1)  Audit Committee
(2)  Compensation Committee
(3)  Finance Committee
(4)  Nominating and Corporate Governance Committee
(5)  Lead Director

*Committee Chair


EXECUTIVE OFFICERS

Chairman of the Board,
President and Chief
Executive Officer
James M. Kilts

Vice Chairman of the Board
Edward F. DeGraan

Senior Vice Presidents
Michael T. Cowhig
Global Technical and Manufacturing

Charles W. Cramb
Finance

Edward E. Guillet
Human Resources

Peter Klein
Strategy and Business Development

Kathy S. Lane
Gillette Information Technology

John F. Manfredi
Corporate Affairs

Edward D. Shirley
Global Value Chain and
Global Marketing Resources

Richard K. Willard
Legal

Vice Presidents
A. Bruce Cleverly

Global Business Management, Oral Care

Joseph F. Dooley
Commercial Operations, North America

Ernst A. Haberli
Commercial Operations, International

Peter K. Hoffman
Global Business Management,
Blades and Razors

Mark M. Leckie
Global Business Management, Duracell

Claudio E. Ruben
Controller

Joseph Scalzo
Global Business Management, Personal Care

Corporate and Shareholder Information

Shareholder Inquiries
William J. Mostyn III
Secretary and
Deputy General Counsel

Investor Inquiries
Christopher M. Jakubik
Vice President, Investor Relations

Media Inquiries
Eric A. Kraus
Vice President, Corporate Communications

Annual Meeting
The Annual Meeting of Shareholders will take place on Thursday, May 20, 2004, at The Hilton Rye Town, Rye Brook, New York.The meeting will convene at 10 a.m.

Corporate Headquarters
Prudential Tower Building
Boston, Massachusetts 02199
(617) 421-7000
Web site: www.gillette.com

Incorporated
State of Delaware

Common Stock
Major stock exchanges:New York,Boston,Chicago, Pacific, Frankfurt

New York Stock Exchange Symbol: G

At January 31, 2004, shareholders numbered 43,106, living in all 50 states and more than 50 countries abroad.

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Department - 12W
P.O. Box 11258
Church Street Station
New York, New York 10286
Toll-free (888) 218-2841
Email:  shareowner-svcs@bankofny.com
Web site: www.stockbny.com

Auditors
KPMG LLP

Financial Information

The Gillette Company offers free of charge this Annual Report,which includes the Form 10-K,as well as quarterly earnings releases and other announcements concerning financial results.

     Printed copies of these materials may be requested by writing to the Office of the Secretary; by calling toll-free (877) 788-G-INFO from within the United States; or by calling (703) 386-1171 from outside the United States.

     Financial information also may be reviewed, downloaded or requested in printed form by accessing the Investors' section of www.gillette.com.

BuyDIRECT -- Direct Stock Purchase Plan

BuyDIRECT is a direct stock purchase plan sponsored and administered by The Bank of New York, Gillette's Transfer Agent.BuyDIRECT provides an economical, convenient way to purchase your first shares or to purchase additional shares of Gillette common stock. Plan participants may also reinvest their cash dividends through BuyDIRECT.

     Interested individuals may request an enrollment package by calling The Bank of New York toll-free at (888) 218-2841 or by visiting its web site at www.stockbny.com.