Form 10-K, Exhibit 13
period 2004-12-31
GILLETTE CO
filed 2005-03-14
CIK 41499

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Gillette Company and Subsidiary Companies

EFFECTS OF MERGER

The proposed merger between The Gillette Company and The Procter & Gamble Company, described in Note 15, Subsequent Events, in our Notes to Consolidated Financial Statements, if completed, will have material effects on the forward-looking statements contained in this report. Investors are advised that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of the Company’s business are discussed as a combined business in the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

E X E C U T I V E   O V E R V I E W

We achieved record results in 2004, with double-digit percentage increases in net sales, profit from operations, net income, and diluted net income per common share.

Net sales increased 13% to $10.5 billion in 2004, compared with $9.3 billion in 2003, driven by the ongoing strength of established products and the strong sell-in of new offerings from our Blades and Razors, Oral Care, Braun, and Personal Care businesses. The impact of foreign currency movement on net sales was a 5% gain, primarily related to Europe and Asia. Net sales growth was supported by an investment in advertising that grew 40% over 2003 and almost 80% over the recent two-year period. New Blades and Razors products drove significant growth for both the category and the Company, in spite of increased competition. In addition, Blades and Razors continued to experience significant consumer trade-up to premium systems and higher performing disposables in developed markets and to entry-level systems in developing markets in 2004. Our Duracell business delivered strong net sales and profit growth. Duracell’s net sales increased due to an unusually active hurricane season in the United States (U.S.), category growth in Europe and developing markets, and the acquisition of the Nanfu battery company in August 2003. Duracell continued to deliver against the objectives of its North America price-deal realignment program, introduced in early 2003, as lower pricing was offset by reduced trade and consumer spending. This strategy helped maintain market share and preserved Duracell pricing, despite the resurgence of lower cost, inferior performing zinc batteries in mass merchandiser channels, aggressive deflationary pricing activity from price-value alkaline brands, and increased promotional activity by private labels. In addition, continued manufacturing efficiencies made a significant contribution to increased profit. Oral Care net sales and market share increased, driven by the introduction of new products, trade-up to premium products, and two acquisitions. Profit from operations was up year-over-year, due to growth in net sales that reflected favorable product mix, in part due to new product introductions, partially offset by a double-digit percentage increase in marketing support. Braun posted an increase in net sales that was due to the growth of its core hair removal business, the introduction of new products, and significant growth in the developing markets of the AMEE region (Africa, Middle East, and Eastern Europe), particularly Russia, Turkey and the Middle East. Profit from operations was up year-over-year, reflecting favorable product mix that was driven by new product introductions, offset partly by higher Euro-based costs and a double-digit percentage increase in marketing support. Personal Care posted net sales and market share growth behind new product launches and trade-up initiatives in the shave preparations business. Growth in profit from operations was the result of a favorable mix of new products and the positive effect of cost-savings initiatives.

Gross profit increased 16% to $6.2 billion in 2004, and gross profit margin improved by 1.4 percentage points to 59.3%, compared with 57.9% in 2003. Profit from operations rose 23% in 2004 to $2.5 billion, compared with $2.0 billion in 2003. The profit increase was mainly driven by a shift in mix to higher-margin premium products, manufacturing efficiencies, and overhead cost-savings programs, partially offset by higher levels of advertising investment.

Income from continuing operations climbed 23%, and net income 22%, to $1.7 billion in 2004. Net income per common share, diluted, increased 24% to $1.68, compared with $1.35 in 2003, outpacing the percentage increase in net income due to significant share repurchase activity during the year. Our free cash flow (as defined in Financial Condition on pages 32 and 33) was $1.7 billion in 2004, compared with $2.3 billion in 2003. The decrease was due to incremental funding of our pension and retiree medical plans of approximately $350 million and an increase in capital spending of approximately $210 million year-over-year.

On January 27, 2005, we entered into an Agreement and Plan of Merger with The Procter & Gamble Company (“P&G”), an Ohio corporation, and Aquarium Acquisition Corp., a wholly owned subsidiary of P&G. Upon consummation of the merger, each share of our common stock will be converted into the right to receive 0.975 shares of the P&G common stock. The consummation of the merger is subject to customary conditions, including approval by our shareholders. See Note 15, Subsequent Events, on pages 71–73 in our Notes to Consolidated Financial Statements, for a more complete description of the Merger and related agreements.

Description of Operating Segments

Our operations consist of five operating segments, each of which operates within five geographic regions: North America, Europe, AMEE, Asia-Pacific, and Latin America.

Selected geographic net sales data are presented below.

	2004	2003	2002
(millions)
North America	$3,966	$3,708	$3,519
Europe	3,542	3,048	2,604
AMEE	1,175	894	804
Asia-Pacific	1,015	918	814
Latin America	779	684	712
Total	$10,477	$9,252	$8,453

–	The Blades and Razors segment, with a global dollar share of 71.5%, is the primary business in terms of share of net sales and profit, representing 42% of our net sales and 63% of our total operating segment profit from operations in 2004. Our objective is to drive blade and razor market growth and to grow our share of the category’s profit pool by leveraging our technological leadership position. In 2003, this segment became more competitive due to new premium-priced shaving system entries. We continued to defend and improve our position in 2004 with new product introductions, increased consumer trade-up to premium systems, trade-up to higher performing disposables, and trade-up to entry-level systems in developing markets, all supported by higher levels of advertising investment. Net sales and profit have grown steadily over the past several years, due primarily to new products and the continuing upgrade to higher performing, premium-priced systems. We launched the M3Power system in the second quarter of 2004 in North America and in the third quarter of 2004 in the United Kingdom (U.K.), Germany, and Japan. We launched Venus Divine in the first half of 2004 in North America, the U.K., Germany, and Japan. New products are expected to be a long-term driving force for growth in the business.

–	The Duracell battery business, with sales primarily in North America and Europe, is our second most significant segment, accounting for 21% and 19% of 2004 net sales and operating segment profit from operations, respectively. Our objective for Duracell is to maintain market share while generating industry-leading margins. The battery industry has been intensely competitive for several years, leading to a deflationary pricing environment. Duracell continued to execute its business strategy within the parameters of its North America price-deal realignment program, introduced in 2003, which resulted in price reductions, partially offset by reduced promotional activity and the elimination of free cell giveaway programs. To date, the program has been successful, as we have been able to hold market share while significantly increasing the profitability of the business, despite the resurgence of lower cost, inferior performing zinc batteries in mass merchandiser channels, aggressive deflationary pricing activity from price-value alkaline brands, and increased promotional activity by private labels. During 2004, net sales benefited from an unusually active hurricane season in the U.S. Cost-savings programs and manufacturing efficiencies contributed to the increase in Duracell’s 2004 profit and margin. In addition, in August 2003, we acquired a majority interest in the Fujian Nanping Nanfu Battery Company, the market share leader in China, to improve the Company’s overall position in China.

–	The Oral Care segment extended its number one dollar share of the total brushing category by 1.5 share points to 37% in 2004, with the help of an unprecedented level of new product introductions and in spite of strong competition from other global companies. Oral Care generated 15% and 10% of our net sales and operating segment profit from operations, respectively, in 2004. The acquisitions of Rembrandt teeth-whitening products and Zooth licensed character-based children’s manual and power brushes, which were completed during 2004, contributed approximately 4% to net sales. Our objective is to grow our share of the overall profit pool in manual and power toothbrushes. The dynamics in the oral care industry have changed considerably in recent years, due to the introduction of battery-powered toothbrushes and new whitening products. Oral Care growth is driven by new product introductions, consumer trade-up within the manual and power segments and from the manual to the power segment, geographic expansion, and entry into select product areas complementary to our core brushing business.

–	The Braun business focuses on the hair removal category, with supporting product lines – such as household products, personal diagnostic appliances, and hair care products – that enable Braun to present a full product line to the electric appliance distribution channels. The Braun business accounted for 13% and 4% of our net sales and operating segment profit from operations, respectively, in 2004. Our objective is to focus on the dry shaving market and ensure that each product line will minimally return greater than its cost of capital. Net sales for Braun have historically been concentrated in Western Europe and Japan, though significant growth was achieved in developing markets in 2004, particularly in the AMEE region. Growth is driven primarily by the introduction of new products, and we see shortened product life cycles across the industry. Braun concentrates on meaningful innovation, while also improving its competitive position in underindexed segments. We have taken critical steps to reshape the business in the last four years, including product rationalization, product sourcing changes, and manufacturing efficiency improvements. Braun’s performance in net sales and profit from operations improved significantly in 2004, driven in part by the growth of its core dry shaving business and the introduction of new products. Braun’s profitability was negatively affected by higher European-based manufacturing costs, due to the strengthening Euro, and a double-digit percentage increase in marketing support.

–	The Personal Care segment consists primarily of antiperspirants/deodorants, shave preparations, and skin care products. The business is regional, with sales concentrated in North America and Europe. In 2004, the Personal Care business accounted for 9% and 4% of our net sales and operating segment profit from operations, respectively. Our objective is to achieve modest share growth in core businesses and selectively enter adjacent categories to accelerate growth, while increasing operating profit margins. Growth in the segment comes primarily from new product introductions. Personal Care had a strong year in 2004, as sales increased behind new products, innovative marketing initiatives, and increased marketing investment. Profit from operations grew significantly, reflecting higher sales and stepped-up cost reductions.

Cost-Savings Programs

Over the past few years, we have focused our efforts on leveraging our capital investment, reducing costs, and improving business processes to achieve best-in-class status. The cost savings generated have been used mainly to foster top-line growth by reinvesting in the business through increased advertising and new product development. Strategic decisions were made to outsource selected manufacturing, distribution, information technology, human resources, and other general and administrative functions. We attempt to achieve technological leadership at the lowest possible cost by moving to larger, more focused factories. This concentrated-site sourcing strategy, relative to a multiple-site sourcing strategy, may have an unfavorable effect on other performance indicators, such as inventory levels. The Functional Excellence program, initiated in 2002, focused on upgrading capabilities and reducing overhead costs throughout the organization and was substantially completed in 2004. Our Strategic Sourcing Initiative, which is ongoing, applies a disciplined systematic process to reduce the total cost of externally purchased materials, goods, and services. We are progressing as planned in the execution of our project to realign European blade and razor manufacturing and distribution to reduce costs and improve operational efficiency and customer service. We will continue to undertake projects to maintain a competitive cost structure as part of our ongoing operations, including manufacturing streamlining and organizational realignments.

Cash Management Strategy

We generate significant free cash flow (as defined in Financial Condition on pages 32 and 33). Free cash flow of $1.7 billion in 2004 decreased 25% from 2003, primarily due to incremental funding of our pension and retiree medical plans of approximately $350 million and an increase in capital spending of approximately $210 million year-over-year. During 2004 and 2003, we continued to address our collection practices and payment terms, resulting in reduced days sales outstanding and extended payables performance.

We use our free cash flow primarily for payment of dividends, share repurchases, acquisitions, and debt repayment. We paid dividends of $651 million in 2004. We engaged in significant share repurchases during 2004, purchasing approximately 25 million shares of our stock for approximately $1.0 billion. We completed two acquisitions during 2004 for a net purchase price of $117 million to complement the Oral Care business.

R E S U L T S   O F   O P E R A T I O N S

Selected statement of income data are presented below.

							% Increase
Years Ended December 31,	2004	% of Net Sales	2003	% of Net Sales	2002	% of Net Sales	2004 vs. 2003	2003 vs. 2002
(millions)

Net sales	$10,477		$9,252		$8,453		13	9
Impact of:
Exchange							5	5
Volume/mix							8	4
Pricing							–	–

Gross profit	$6,213	59.3	$5,355	57.9	$4,767	56.4	16	12
Advertising	$1,155	11.0	$827	8.9	$647	7.7	40	28
Sales promotion	$411	3.9	$376	4.1	$319	3.8	9	18
Other selling, general and administrative (SG&A) expense	$2,182	20.8	$2,149	23.2	$2,031	24.0	2	6
Total SG&A expense	$3,748	35.8	$3,352	36.2	$2,997	35.5	12	12
Profit from operations	$2,465	23.5	$2,003	21.7	$1,809	21.4	23	11
Income from continuing operations	$1,691	16.1	$1,375	14.9	$1,209	14.3	23	14
Net income	$1,691	16.1	$1,385	15.0	$1,216	14.4	22	14
Income per common share from continuing operations, diluted	$1.68		$1.34		$1.14		25	18
Net income per common share, diluted	$1.68		$1.35		$1.15		24	17

Total Company

Net sales for 2004 were $10.5 billion, an increase of 13% versus $9.3 billion in 2003. Favorable foreign exchange, notably in Europe and Asia, contributed 5 percentage points to the net sales gain. Favorable volume/mix contributed 8% to net sales. Pricing was flat, as price increases in Blades and Razors and the impact of lower promotional spending at Duracell were offset by higher promotional spending for merchandising activities in Oral Care and Personal Care. Net sales increased due to new product introductions, ongoing trade-up to premium-priced products, and the impact of acquisitions. Net sales for 2003 were 9% above those of 2002, of which the impact of foreign exchange was 5%. The volume/mix increase was 4%. Pricing had no material impact in 2003, as price increases in Blades and Razors were offset by lower prices resulting from Duracell’s price-deal realignment program in North America. Net sales in 2003 increased due to strong sales of new products, including the Mach3Turbo shaving system, Sensor3 disposable razor, and CrossAction Power toothbrush.

Gross profit was $6.2 billion in 2004, $5.4 billion in 2003, and $4.8 billion in 2002. As a percent of net sales, gross profit was 59.3% in 2004, 57.9% in 2003, and 56.4% in 2002. The improvement in 2004 gross profit was due mainly to strong growth of higher margin new products, trade-up to premium products, the impact of changes in estimates related to liabilities for promotional programs, and manufacturing cost savings. The improvement in 2003 gross profit was due to favorable product mix, cost-savings initiatives, and manufacturing efficiencies, which more than offset higher European-based costs due to foreign exchange and $50 million in incremental provisions to realign European blade and razor manufacturing and distribution.

Total selling, general and administrative expenses amounted to 35.8% of net sales in 2004, compared with 36.2% and 35.5% in 2003 and 2002, respectively. Within selling, general and administrative expenses, advertising expenses increased 40% to 11.0% of net sales, from 8.9% of net sales in 2003. Sales promotion as a percentage of net sales declined slightly, compared with 2003. Other selling, general and administrative expenses were down as a percentage of net sales, to 20.8% from 23.2% in 2003, reflecting cost-reduction efforts and lower Functional Excellence expenses. Functional Excellence expenses were $75 million in 2004, versus $137 million in 2003. In 2003, most of the increase in selling, general and administrative expenses was driven by higher advertising and sales promotion spending. Advertising spending increased by double-digit percentages in every segment. Other selling, general and administrative expenses increased in 2003, but were down as a percentage of net sales. This reduction was achieved through cost-savings initiatives, offset partially by higher European-based costs, due to the strengthening of local currencies, and incremental pension and Functional Excellence expenses.

Profit from operations was $2.5 billion in 2004, representing 23.5% of net sales, compared with $2.0 billion in 2003, or 21.7% of net sales, and $1.8 billion in 2002, or 21.4% of net sales. The 23% increase in 2004 profit from operations was the result of strong sales growth from new products, a shift in mix to higher-margin premium products, manufacturing efficiencies, and overhead cost-savings programs, partially offset by higher advertising expenses. The increase in 2003 profit from operations versus 2002 was driven by strong sales growth from new products, ongoing favorable mix to premium shaving products, and cost-savings initiatives, offset by higher European-based costs, due to foreign exchange, increased advertising investment, incremental Functional Excellence and pension expenses, and a provision to realign European blade and razor manufacturing and distribution.

Within nonoperating charges/income, net interest expense amounted to $37 million in 2004, $42 million in 2003, and $59 million in 2002, reflecting lower average long-term debt levels. The net foreign transactional exchange impact in 2004 was $35 million of expense, versus $14 million and $16 million of exchange gains in 2003 and 2002, respectively. The 2004 result was mainly caused by the liquidation of certain international subsidiaries resulting in a reclassification of a non-cash loss to the Consolidated Statement of Income from the accumulated other comprehensive loss section of the Consolidated Balance Sheet.

The effective income tax rate was 29% in 2004, compared with rates of 30% in 2003 and 31% in 2002. The reduction in the 2004 effective income tax rate was primarily due to a favorable change in the mix of earnings to countries taxed at rates lower than the U.S. statutory rate and the favorable resolution of certain outstanding tax issues, offset in part by the provision for taxes associated with our planned repatriation of $325 million in extraordinary dividends related to the American Jobs Creation Act of 2004. The reduction in the 2003 effective income tax rate was primarily due to a favorable change in the mix of earnings to countries taxed at rates lower than the U.S. statutory rate.

Net income increased 22% to $1.7 billion in 2004, representing 16.1% of net sales, compared with $1.4 billion in 2003, which represented 15.0% of net sales, and $1.2 billion in 2002. Income per common share, diluted, from continuing operations was $1.68 in 2004, compared with $1.34 in 2003, representing growth of 25%, and $1.14 in 2002. The 2004 and 2003 percentage growth in net income per common share, diluted, outpaced the percentage growth in net income, due to share repurchase program activity.

Operating Segments

The following tables summarize key operating metrics for 2004 versus 2003 and for 2003 versus 2002, for each of our five operating segments. Functional Excellence and manufacturing realignment charges are recorded in the relevant segments.

Years Ended December 31,	Blades & Razors	Duracell	Oral Care	Braun	Personal Care	Unallocated/ Other	Total Company
(millions, except percentages)

Net sales, 2004	$4,329	$2,232	$1,589	$1,366	$961		$10,477
Net sales, 2003	3,869	2,015	1,327	1,177	864		9,252
% Incr/(Decr) vs. 2003	12	11	20	16	11		13
Impact of exchange	5	4	5	6	4		5
Impact of volume/mix	6	6	17	11	8		8
Impact of pricing	1	1	(2)	(1)	(1)		–
Profit from operations (PFO)
PFO, 2004	$1,629	$490	$249	$95	$95	$(93)	$2,465
PFO, 2003	1,426	348	218	49	73	(111)	2,003
% Incr/(Decr) vs. 2003	14	41	14	94	30	(16)	23
PFO as % of net sales, 2004	37.6	22.0	15.7	7.0	9.9		23.5
PFO as % of net sales, 2003	36.8	17.2	16.4	4.1	8.4		21.7

Years Ended December 31,	Blades & Razors	Duracell	Oral Care	Braun	Personal Care	Unallocated/ Other	Total Company
(millions, except percentages)

Net sales, 2003	$3,869	$2,015	$1,327	$1,177	$864		$9,252
Net sales, 2002	3,435	1,898	1,248	1,056	816		8,453
% Incr/(Decr) vs. 2002	13	6	6	11	6		9
Impact of exchange	6	4	5	9	4		5
Impact of volume/mix	5	5	2	3	1		4
Impact of pricing	2	(3)	(1)	(1)	1		–
Profit from operations (PFO)
PFO, 2003	$1,426	$348	$218	$49	$73	$(111)	$2,003
PFO, 2002	1,299	233	222	75	51	(71)	1,809
% Incr/(Decr) vs. 2002	10	49	(2)	(35)	43	56	11
PFO as % of net sales, 2003	36.8	17.2	16.4	4.1	8.4		21.7
PFO as % of net sales, 2002	37.8	12.3	17.8	7.1	6.2		21.4

Blades and Razors

Net sales of $4.3 billion in 2004 were 12% higher than in 2003, including a 5% favorable foreign exchange impact. Volume/mix and pricing were favorable by 6% and 1%, respectively. Net sales growth was driven by successful new product introductions such as the M3Power, Venus Divine, and Sensor3 systems, ongoing trade-up to premium products, particularly in the AMEE and Latin America markets, and price increases.

Global Blades and Razors consumer sales grew 10% in 2004, behind significant new product launches, strong growth in developing markets, and favorable foreign exchange. Blades and Razors share of the global market was 71.5% for the year, five times higher than the nearest competitor. The M3Power launch resulted in a one percentage point market share increase for the Mach3 family, to 31% of the total market. As a result, the Mach3 franchise alone was larger than all competitive brands combined. Due in part to the Venus Divine launch, the Venus family achieved a 39% market share of the female blade and razor market, higher than all competitive female blade and razor products combined. The Prestobarba Excel launch in Latin America contributed to our first blade share increase in Latin America in 10 years. The rollout of the Sensor3 disposable in North America and Europe contributed to a one-point increase in our share of the disposable segment, to 57%.

Profit from operations of $1.6 billion was up 14% from 2003, and profit margin increased 0.8 percentage points to 37.6%. The growth in profit from operations reflected higher sales from new products, price increases, and lower overhead costs, partially offset by a double-digit percentage increase in advertising and ongoing costs associated with our program to realign European manufacturing and distribution.

In 2003, net sales grew 13% and included a 6% favorable foreign exchange impact. Net sales growth was driven by the strength of premium shaving systems and disposables, as well as several new product launches, including Mach3Turbo systems in international markets, Sensor3 disposables in North America and Europe, and Prestobarba Excel disposables in Latin America. Profit from operations of $1.4 billion was up 10% from the prior year, driven by higher net sales. Margin declined one percentage point to 36.8%, as favorable product mix was more than offset by a double-digit percentage increase in marketing support and a $50 million charge related to the realignment of European manufacturing and distribution.

Duracell

In 2004, Duracell net sales of $2.2 billion increased 11% versus 2003, including a 4% favorable foreign exchange impact. Net sales gains were driven by strong demand in international markets, particularly AMEE, and incremental consumption from the unusually active hurricane season in the U.S. Market share in North America held steady year-over-year. The Nanfu battery business in China, acquired in August 2003, contributed 2% to net sales.

In 2004, profit from operations of $490 million increased 41%, and profit margin grew by 4.8 percentage points, compared with 2003. The increases were due to higher net sales and significant benefits from manufacturing efficiencies and overhead reduction programs, partially offset by higher advertising expenses and a $15 million intangible asset impairment charge related to our right to use a competitor’s patent that was invalidated by the courts.

In 2003, net sales of $2.0 billion increased 6% versus 2002, including a 4% favorable impact of foreign exchange. Net sales gains were mainly in North America, due to increased demand related to homeland security concerns, a blackout in the U.S., and hurricane activity. The addition of the Nanfu battery business in China also contributed to net sales growth. The net sales increases were partially offset by lower pricing from the price-deal realignment initiative in North America and unmatched 2002 sales related to the carbon zinc battery businesses in South Africa and India, which were divested in late 2002 and early 2003, respectively. Profit from operations in 2003 of $348 million increased 49%, and profit margin grew by 4.9 percentage points, compared with 2002, due to higher net sales and significant benefits from cost-savings programs, partially offset by significantly higher advertising expenses.

Oral Care

Oral Care net sales in 2004 of $1.6 billion were 20% higher than in 2003, with favorable foreign exchange contributing 5%. Net sales gains were driven by new products, ongoing trade-up to premium products, the Rembrandt and Zooth acquisitions, and strength in almost all regions behind manual toothbrushes. Unprecedented new product activity included the introduction of the ProfessionalCare 8000 and Sonic Complete power toothbrushes and the Advantage Artica manual toothbrush. Acquisitions added 4% to net sales for the year.

In 2004, profit from operations of $249 million increased 14%. The increase was driven by higher net sales from new products and improved product mix, partially offset by a double-digit percentage increase in advertising, other launch-related expenses, and expenses primarily related to the redesign and rework of two entry-level power toothbrushes.

In 2003, Oral Care net sales of $1.3 billion were 6% higher than in 2002, including favorable foreign exchange of 5%. Net sales growth was driven by the success of new products in the manual and power categories, as well as improved product mix. Growth was dampened by lower consumption and trade destocking of Oral Care products. Profit from operations in 2003 of $218 million decreased 2%, compared with 2002, and margin was 1.4 percentage points lower. Higher net sales from new products and improved product mix were more than offset by higher exchange-driven European manufacturing costs, a significant increase in marketing expenses to launch new products, and higher warranty-related expenses due, in part, to extended warranties on electronic appliances sold in Europe.

Braun

Braun 2004 net sales of $1.4 billion were 16% higher than in 2003, with favorable foreign exchange contributing 6%. Growth was driven by the introduction of new products such as the top-of-the-line Activator men’s shaver, the youth-oriented cruZer3 shaver and styler, and strong demand for the SoftPerfection female epilator. The accelerated performance, which was led by the AMEE region, particularly Russia, Turkey and the Middle East, was partially offset by comparisons with the unmatched 2003 SARS-related spike in demand for Thermoscan products.

Profit from operations in 2004 of $95 million compared with $49 million in 2003. Profit improvement was driven by the higher net sales and a favorable mix towards higher margin products, particularly male shavers and female epilators, tempered by currency-related increases in European-based manufacturing costs and increased advertising support.

In 2003, Braun net sales of $1.2 billion climbed 11% over 2002, with favorable foreign exchange representing 9% of the increase. Growth was driven by household products and Thermoscan thermometers. Profit from operations in 2003 declined 35% to $49 million. The main drivers were an unfavorable shift in product mix related to weak male shaver segments in both Europe and Japan, an incremental warranty provision due, in part, to extended warranties on electronic appliances sold in Europe, and the impact of foreign exchange on European-based manufacturing costs, which more than offset benefits from manufacturing efficiencies and net sales growth.

Personal Care

In 2004, Personal Care net sales increased 11% versus 2003 to $961 million, with favorable foreign exchange contributing 4% of the gain. Net sales growth was due to strong demand for new products and trade-up in shave preparations, particularly in Europe, North America, and AMEE. New product introductions included Gillette Complete Skincare in the U.S., the new side-activated Right Guard Cool Spray deodorant in the U.S. and U.K., and the launch of Mach3 Gel in the U.K. Global sales and market share growth in the shave preparations business was driven by increased marketing investment behind our foam-to-gel trade-up initiative in Europe and AMEE.

Profit from operations increased to $95 million for 2004, compared with $73 million in 2003. Profit improvement came from net sales growth associated with new products, improved product mix, manufacturing and procurement cost savings, and lower overhead costs, which more than offset a double-digit percentage increase in advertising.

In 2003, Personal Care net sales increased 6% over those in 2002, with favorable foreign exchange contributing 4% of the increase. Growth was driven by gains in both core businesses – shave preparations and antiperspirants/deodorants – behind increased marketing investment and new product successes. Profit from operations increased 43% to $73 million in 2003, well above net sales growth, reflecting cost-savings initiatives that were partially offset by increased marketing investment for new product launches.

Unallocated/Other

In 2004, corporate expenses were less than in the prior year, due in part to the favorable resolution of a contingency related to unclaimed property in 2004 that was accrued in 2003.

F I N A N C I A L   C O N D I T I O N

Cash Flow

Cash provided by operations is our primary source of funds to finance operations, capital expenditures, share repurchases, and dividend payments. We use our free cash flow, which we define as net cash provided by operating activities net of additions to and disposals of property, plant and equipment, to measure our liquidity, as well as our ability to fund future growth and to provide a return to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since we have certain non-discretionary obligations, such as debt service, that are not deducted from the measure. A reconciliation of free cash flow to the change in cash and cash equivalents in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) follows.

Years Ended December 31,	2004	2003	2002
(millions)

Free cash flow	$1,697	$2,277	$1,715
Additions to property, plant and equipment	616	408	405
Disposals of property, plant and equipment	(67)	(45)	(43)
Net cash provided by operating activities*	2,246	2,640	2,077
Net cash used in investing activities*	(1,074)	(294)	(740)
Net cash used in financing activities*	(1,199)	(2,250)	(1,844)
Effect of foreign exchange rate changes on cash	3	8	5
Net cash used by discontinued operations	–	–	(22)
Increase (decrease) in cash and cash equivalents	$(24)	$104	$(524)

*  See Consolidated Statement of Cash Flows on page 45.

Free cash flow in 2004 was $1.7 billion, representing 16% of net sales, compared with $2.3 billion in 2003. The impact of higher net income was more than offset by higher capital expenditures and incremental funding of pension and retiree medical plans of approximately $350 million in 2004.

Net cash provided by operating activities was $2.2 billion in 2004, compared with $2.6 billion in 2003 and $2.1 billion in 2002. The decrease year-over-year is due primarily to higher incremental pension and retiree medical plan funding of approximately $350 million in 2004. Net working capital was $43 million in 2004, versus $144 million in 2003, and represented 0% of net sales, versus 2% in 2003. Days Sales Outstanding (DSO) decreased to a record low of 24 days from 32 days in 2003, reflecting strong collection efforts, more favorable payment terms, and timing of fourth-quarter sales. We believe such a low DSO level will be difficult to sustain in the normal course of business. On an ongoing basis, we expect DSO in the mid-30’s. Inventory levels reflected the support of new product activity for Braun and Oral Care and the planned build-up of safety stock related to our program to realign European blade and razor manufacturing and distribution. Our long-term target for Days Inventory On Hand (DIOH) is 85 days.

Net cash provided by operating activities for 2003 was $2.6 billion, compared with $2.1 billion in 2002. The 27% increase in 2003 was due primarily to higher profits and a reduction of $453 million in pension contributions, compared with 2002. Also contributing to the increase were working capital improvements. Overall, net working capital as a percentage of sales improved to 2%, compared with 8% in 2002. DSO decreased to 32 days from 43 days in 2002, reflecting strong collection efforts and more favorable payment terms.

	2004	2003	2002	Favorable/ (Unfavorable) 2004 vs. 2003	Favorable/ (Unfavorable) 2003 vs. 2002

Net working capital as a % of sales(1)	0	2	8
Days Sales Outstanding (2)	24	32	43	8	11
Days Inventory On Hand (3)	111	103	92	(8)	(11)
Days Payables Outstanding (4)	60	54	58	6	(4)

(1)	Net working capital is defined as net current assets less net current liabilities. Net current assets equals current assets less cash, cash equivalents, short-term investments, and current net assets related to discontinued operations. Net current liabilities equals current liabilities less loans payable and the current portion of long-term debt.

(2)	DSO is defined as net trade receivables divided by average daily net sales. Average daily sales is calculated by dividing the last three months’ net sales by 90.

(3)	DIOH is defined as inventory divided by the average daily cost of sales (12 months’ cost of sales divided by 365).

(4)	DPO is defined as accounts payable divided by the average daily cost of sales.

Net cash used in investing activities in 2004 increased to $1.1 billion, compared with $294 million in 2003. Capital spending for 2004 was $616 million, or 6% of net sales. Capital expenditures in 2004 were primarily to support new product programs and the realignment of our European blade and razor manufacturing and distribution. In addition, we funded two acquisitions, the Rembrandt brand of at-home and professional teeth-whitening products and Zooth, Inc., a leader in licensed character-based manual and power children’s toothbrushes, totaling $117 million. Capital spending in 2003 and 2002 was $408 million and $405 million, or 4% and 5% of net sales, respectively.

We primarily utilized cash flow to finance the repurchase of 24.8 million shares of Company common stock for $1.0 billion and to pay dividends of $651 million. In February 2004, the Company received $103 million upon the settlement of a currency swap related to a maturing Euro-denominated bond. Net cash used in financing activities during 2004 was below 2003, due mainly to higher debt repayment and share repurchase activity in 2003.

Debt

Total debt increased by $74 million during 2004, with short-term loans payable increasing $416 million to $533 million from $117 million at December 31, 2003, partially offset by a decrease in long-term debt (including current portion) of $342 million, to $2.9 billion at December 31, 2004, compared with $3.2 billion at December 31, 2003. Cash, cash equivalents, and short-term investments increased by $385 million for the same period. Cash equivalents and short-term investments are invested in highly liquid deposits and marketable securities of institutions with high credit quality.

Our investment grade long-term credit ratings of AA– from Standard & Poor’s and Aa3 from Moody’s and commercial paper ratings of A1+ from Standard & Poor’s and P1 from Moody’s have provided a high degree of flexibility in obtaining funds. Our commercial paper program authorizes us to issue up to $1.6 billion in commercial paper in the U.S. dollar and Euro markets. Our commercial paper program is supported by our revolving credit facility and other sources of liquidity, primarily our cash flow from operations. At December 31, 2004, there was $443 million outstanding under our commercial paper program, compared with $55 million at the end of 2003 and $549 million at the end of 2002. The increase in 2004 was due primarily to repayment of long-term debt issuances. The decrease in 2003 was due primarily to new long-term debt issuances and operating cash flows. On October 12, 2004, we entered into a 364-day basis revolving bank credit facility in the amount of $930 million, expiring October 2005. Liquidity is enhanced through a provision in the 364-day facility that gives us the option to enter into a one-year term loan in an amount up to $930 million. On October 14, 2003, we entered into a revolving bank credit facility under which up to $288 million is available for five years, expiring October 2008. We believe we have sufficient alternative sources of funding available to replace our commercial paper program, if necessary.

During 2002, two shelf registration statements were filed allowing us to offer up to $2.8 billion in debt securities in the U.S. We currently anticipate that the proceeds from the sale of any debt securities issued in offerings under these shelf registrations will be used to repay commercial paper borrowings and to replace other maturing debt, although the proceeds may also be used for other corporate purposes, including repurchase of our common stock. At December 31, 2004, $1.9 billion, at face value, has been issued in offerings under these shelf registrations. At December 31, 2004, a total of $918 million was available under these shelf registration statements for future debt offerings. All proceeds from these issuances were used to reduce commercial paper borrowings.

With our strong brands, leading market shares, strong financial condition, and cash-generating capability, we expect to continue to have funds available for growth through both internally generated cash flow and significant credit resources. We have substantial unused lines of credit and access to worldwide financial markets, which has enabled us to raise funds at favorable interest rates.

As described in more detail in Note 15, Subsequent Events, of the Notes to Consolidated Financial Statements, our credit ratings and borrowings rates may be impacted by our pending merger with The Procter & Gamble Company.

Commitments and Contingencies

We have contractual obligations payable or maturing in the following years.

	2005	2006, 2007	2008, 2009	2010 and beyond	Total
(millions)

Long-term debt, at face value, including current portion	$550	$1,175	$900	$209	$2,834
Loans payable	533	–	–	–	533
Pension and other retiree benefits (1)	192	395	420	1,143	2,150
Employee severance and benefits	19	2	–	–	21
Deferred compensation	21	42	42	71	176
Lease obligations	83	116	81	57	337
Purchase obligations and other (2)	697	91	27	79	894
Total	$2,095	$1,821	$1,470	$1,559	$6,945

(1)	Represents future pension payments to comply with local requirements. Data in the 2010 and beyond column for employee benefit obligations include obligations for 2010–2014. The projected payments beyond 2014 are not currently determinable.

(2)	The amounts indicated in this line primarily reflect future contractual payments under various take-or-pay arrangements or firm commitments entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements or firm commitments. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

We have no material guarantees. We have no material “off balance sheet” arrangements or material interests in variable interest entities and none that requires consolidation.

Market Risk

We are subject to market risks, such as changes in currency and interest rates, which arise from normal business operations. We regularly assess these risks and have established business strategies designed to provide natural offsets, supplemented by the use of derivative financial instruments, designed to protect against the adverse effects of these and other market risks.

We use foreign-denominated debt and forward contracts to hedge the impact of foreign currency changes on our net foreign investments, normally in currencies with low interest rates. Most of our transactional foreign exchange exposure is managed through centralized cash management. We hedge net residual transactional foreign exchange exposures primarily through forward contracts.

We manage our mix of fixed and floating rate debt by entering into interest rate swaps and forward rate agreements. We use primarily floating rate debt, principally achieved through interest rate swaps, in order to balance interest costs to the impact of inflation on earnings.

More detailed information about the strategies, policies, and use of derivative financial instruments is provided in Note 7, Financial Instruments and Risk Management Activities, Notes to Consolidated Financial Statements. We have established policies, procedures, and internal controls governing the use of derivative financial instruments and do not use them for trading, investment, or other speculative purposes. In addition, our use of derivative instruments is reviewed by the Finance Committee of the Board of Directors annually. Financial instrument positions are monitored using a value-at-risk model. Value at risk is estimated for each instrument based on historical volatility of market rates and a 95% confidence level.

Based on our overall evaluation of our market risk exposures from all of our financial instruments at December 31, 2004 and 2003, a near-term change in market rates would not materially affect our consolidated financial position, results of our operations, or cash flows.

R E A L I G N M E N T   P R O G R A M S

Functional Excellence

In the second quarter of 2002, we began actions associated with our Functional Excellence initiative, which is described in Note 10 to our Consolidated Financial Statements on pages 59 and 60. We have recorded the following expenses related to this initiative.

Years Ended December 31,	2004	2003	2002
(millions)

Functional Excellence expense recorded in:
Cost of goods sold	$27	$23	$27
Selling, general and administrative expense	48	114	94
Total Functional Excellence expense	$75	$137	$121

We consider the Functional Excellence initiative substantially complete at the end of 2004. This initiative improved our operating efficiency, downsized and centralized functions, and decreased costs. Cumulative charges through December 31, 2004, totaled $333 million pre-tax ($236 million after-tax), and total costs incurred under the initiative will be within the range of the initial estimate of $350–$400 million.

Savings from the Functional Excellence initiative are difficult to estimate, given the nature of the activities, the nature of the benefits that are achieved, and the degree of reinvestment in activities such as advertising. Overall, we expect the initiative, when completed, to deliver annualized savings of approximately $300 million, including approximately $250 million in selling, general and administrative expense savings, consistent with our initial estimates.

2003 Manufacturing Realignment Program

During 2003, we announced our program to realign European blade and razor manufacturing and distribution. The program will significantly reduce our costs, improve operating efficiency, and streamline operations. The program began in December 2003 and will be completed during 2007. This program is further described in Note 10 to our Consolidated Financial Statements on page 60.

During 2004 and 2003, we recorded charges of $39 million and $50 million, respectively, to cost of goods sold for this program, related mainly to accelerated depreciation of certain assets, severance accruals, and costs related to the relocation of equipment between affected locations.

We will continue to review our operations and undertake projects designed to maintain a competitive cost structure, including workforce rationalization, outsourcing of functions, and reconfiguration and optimization of our manufacturing network. Such programs may result in plant and facilities consolidations, and we may incur severance costs, accelerated depreciation expense or impairment charges related to production costs.

C R I T I C A L   A C C O U N T I N G   P O L I C I E S   A N D   E S T I M A T E S

Cost-Savings and Realignment Programs

We record severance-related expenses in accordance with the provisions of SFAS 112, “Employer’s Accounting for Post-Employment Benefits.” Nonemployee-related exit and disposal costs, primarily contract termination costs and costs to consolidate or close facilities, are accounted for under the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” We evaluate impairment issues under the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We estimate the expense for these programs, which are approved by senior management, by accumulating detailed estimates of costs for such plans. This includes the estimated costs of employee severance and related benefits, impairment of property, plant and equipment, contract termination payments for leases, distributor arrangements and other contractual obligations, and any other qualifying exit costs related to the exit plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored on a monthly basis by corporate finance personnel, as well as by finance personnel at each affected geographic location. Such costs represent management’s best estimate, but require assumptions about the programs that may change over time. Estimates are evaluated periodically to determine if a change is required. We had no material changes in estimates recorded during 2004 or 2003 related to Functional Excellence or other cost-savings programs.

Asset Impairment

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002. Our impairment review is based on a discounted cash flow approach at the reporting unit level, which at Gillette is the segment level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of an appropriate discount rate. We use the Strategic Growth Plan, approved by our Board of Directors, for the first three years of our estimate. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. We use judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts may signal that an asset has become impaired.

Carrying values for long-lived tangible assets and definite-lived intangible assets are reviewed for possible impairment as circumstances warrant in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment reviews are conducted at the judgment of management when we believe that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. Our initial impairment review to determine if an impairment test is required is based on an undiscounted cash flow analysis for asset groups at the lowest level for which identifiable cash flows exist that are largely independent of the cash flows of other asset groups. The analysis requires management judgment with respect to changes in technology, the continued success of product lines, future volume, revenue and expense growth rates, and discount rates.

There were no significant impairment charges recorded by us during 2004, 2003, or 2002.

Pensions and Retiree Medical Benefits

The costs and obligations of our pension and retiree medical plans are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in the Pensions and Other Retiree Benefits note in Notes to Consolidated Financial Statements, include discount rate, expected return on plan assets, future trends in health care costs, and future pay increases. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses and obligations.

Annual pension and retiree medical expense is principally the sum of four components: 1) value of benefits earned by employees for working during the year; and 2) increase in the liability from interest; less 3) expected return on plan assets; and 4) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plans.

In accordance with U.S. GAAP, unrecognized gains and losses, such as actual gains or losses on assets that vary from expected returns, are generally amortized over the remaining years that employees are expected to work. The total unrecognized net losses for all pension and retiree benefit plans were $1.4 billion at December 31, 2004, of which $173 million occurred during 2004, primarily the result of a decrease in discount rates, partially offset by higher than expected returns on plan assets.

If the fair value of pension plan assets is less than the accumulated pension benefit obligation, accounting standards require a company’s balance sheet to include an additional pension liability equal to the difference, adjusted for accrued pension cost. The adjustment to record this additional liability is generally charged to other comprehensive loss in stockholders’ equity. We recorded after-tax charges of $2 million and $7 million to other comprehensive loss in 2004 and 2003, respectively, to reflect additional minimum pension liabilities.

We voluntarily contributed $198 million, $72 million, and $525 million to pension plans during 2004, 2003, and 2002, respectively, to reduce the gap in funding between pension assets and liabilities. In addition, we contributed $228 million, $6 million, and $4 million to our retiree medical programs in 2004, 2003, and 2002, respectively.

See Note 12 to our Consolidated Financial Statements, pages 63–68, for a complete discussion regarding our pensions and retiree medical benefits.

Employee Stock Options

As further explained in the Stock Compensation Plans and Capital Stock note in Notes to Consolidated Financial Statements, stock options are granted to key employees and non-employee directors. Upon vesting, an option becomes exercisable; that is, the employee or director can purchase a share of our common stock at a price that is equal to the share price on the day of grant.

SFAS 123, “Accounting for Stock-Based Compensation,” permits companies either to continue accounting for stock options under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” or to adopt a fair-value-based method to measure compensation cost. Under APB 25, which we have elected to continue to apply, there is no compensation cost if, on the day of grant, the option’s exercise price is equal to the share price.

Under SFAS 123, the fair value of an option is estimated on grant day, and then expensed evenly over its vesting period. The Summary of Significant Accounting Policies note in Notes to Consolidated Financial Statements provides the pro forma effects of the fair-value-based method on compensation expense (net of tax), net income, and net income per common share.

We use the Black-Scholes option valuation model to estimate the option’s fair value. The option valuation model requires a number of assumptions, including future stock price volatility and expected option life (the amount of time until the options are exercised or expire). Expected option life is based on actual exercise activity from previous option grants. Volatility is calculated based upon stock price movements over the most recent period equal to the expected option life. Additionally, our share price on grant day influences the option value. The higher the share price, the more the option is worth. Changes in the option value after grant day are not reflected in pro forma expense.

Changes in these assumptions could significantly impact the values produced by the option valuation model and, consequently, the pro forma effects reported in the Summary of Significant Accounting Policies note. If we had elected the SFAS 123 fair-value-based method, net income would have been reduced by $95 million, $99 million, and $111 million for 2004, 2003, and 2002, respectively.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), “Share-Based Payment.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This standard is effective for us on July 1, 2005, with early adoption permitted. We plan to adopt the standard on its effective date. See page 51 in our Notes to Consolidated Financial Statements for a complete description of the effect of this recent accounting pronouncement and our plans for implementation.

Accruals for Trade and Consumer Spending

Revenue is recorded net of the costs of trade and consumer spending, which are recognized as a reduction of revenue at the time of sale. We enter into promotional arrangements, primarily with retail customers, many of whom require periodic payments based on estimated total-year purchases of our products. Therefore, we are required to estimate these future purchases on a routine basis in order to properly account for them. In addition, we routinely commit to one-time promotional programs with customers that require us to estimate the ultimate cost of each promotional program and accrue that cost until paid. We track our commitments for promotional programs and, using actual experience gained over many years, estimate and record an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. Management believes that its estimates of promotional accruals fairly represent future commitments.

Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In certain situations, a taxing authority may challenge positions that we have adopted in our income tax filings. Accordingly, we may apply different tax treatments for these transactions in our tax return filings than for income tax financial reporting purposes. We assess the probability of our tax position for such transactions prevailing and may record reserves for those differences in position. These reserves are reviewed quarterly and are adjusted for utilization or reversed upon resolution of the specific matter or expiration of the statute of limitations. Except as described in Note 11 to our Consolidated Financial Statements, Income Taxes, we reinvest unremitted earnings of certain foreign operations indefinitely and, accordingly, we do not provide for income taxes that could result from the remittance of such earnings.

E F F E C T   O F   R E C E N T   A C C O U N T I N G   P R O N O U N C E M E N T S

See Note 3 to our Consolidated Financial Statements, pages 51-52, for a complete description of the effect of recent accounting pronouncements.

A N N U A L   N Y S E   C E O   C E R T I F I C A T I O N

In June 2004, the Company submitted an unqualified “Annual CEO Certification” to the New York Stock Exchange as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

M A N A G E M E N T   R E P O R T   O N   I N T E R N A L   C O N T R O L   O V E R   F I N A N C I A L   R E P O R T I N G

The management of The Gillette Company (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Based on its assessment using the COSO criteria, management believes that the Company maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2004.

The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on page 41 of the Company’s 2004 Annual Report to Shareholders.

March 8, 2005

Report of Independent Registered Public Accounting Firm

The Gillette Company and Subsidiary Companies

The Board of Directors and Stockholders
The Gillette Company:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that The Gillette Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Gillette Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, The Gillette Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Boston, Massachusetts
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Gillette Company and Subsidiary Companies

The Board of Directors and Stockholders
The Gillette Company:

We have audited the accompanying consolidated balance sheet of The Gillette Company and subsidiary companies as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Gillette Company and subsidiary companies as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gillette Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Boston, Massachusetts
March 11, 2005

Consolidated Statement of Income

The Gillette Company and Subsidiary Companies

Years Ended December 31,	2004	2003	2002
(millions, except per share amounts)

Net Sales	$10,477	$9,252	$8,453
Cost of Sales	4,264	3,897	3,686
Gross Profit	6,213	5,355	4,767

Selling, General and Administrative Expenses	3,748	3,352	2,997
Restructuring, Asset Impairment and Other	–	–	(39)
Profit from Operations	2,465	2,003	1,809

N O N O P E R A T I N G C H A R G E S (INCOME)
Interest income	(17)	(12)	(25)
Interest expense	54	54	84
Other charges (income) – net	44	(3)	(2)
	81	39	57
Income from Continuing Operations before Income Taxes	2,384	1,964	1,752
Income Taxes	693	589	543
Income from Continuing Operations	1,691	1,375	1,209
Income from Discontinued Operations, net of tax	–	10	7
Net Income	$1,691	$1,385	$1,216

N E T I N C O M E P E R C O M M O N S H A R E , B A S I C
Continuing Operations	$1.69	$1.35	$1.15
Discontinued Operations	–	.01	–
Net Income	$1.69	$1.36	$1.15

N E T I N C O M E P E R C O M M O N S H A R E , A S S U M I N G F U L L D I L U T I O N
Continuing Operations	$1.68	$1.34	$1.14
Discontinued Operations	–	.01	.01
Net Income	$1.68	$1.35	$1.15

Weighted average number of common shares outstanding
Basic	999	1,021	1,055
Assuming full dilution	1,007	1,024	1,059

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

The Gillette Company and Subsidiary Companies

At December 31,	2004	2003
(millions, except per share amount)

A S S E T S
C u r r e n t A s s e t s
Cash and cash equivalents	$219	$243
Short-term investments	847	438
Trade receivables, less allowances: 2004 – $37; 2003 – $53	835	920
Other receivables	376	351
Inventories	1,291	1,094
Deferred income taxes	303	344
Other current assets	197	282
Total Current Assets	4,068	3,672
Property, Plant and Equipment, net	3,747	3,644
Goodwill	1,052	1,023
Intangible Assets, net	557	494
Deferred Income Taxes	36	38
Other Assets	1,271	1,170
Total Assets	$10,731	$10,041

L I A B I L I T I E S A N D S T O C K H O L D E R S ’ E Q U I T Y
C u r r e n t L i a b i l i t i e s
Loans payable	$533	$117
Current portion of long-term debt	711	742
Accounts payable and accrued liabilities	2,645	2,532
Income taxes	289	293
Deferred income taxes	25	22
Total Current Liabilities	4,203	3,706
Long-Term Debt	2,142	2,453
Deferred Income Taxes	723	664
Other Long-Term Liabilities	754	929
Minority Interest	73	65

S t o c k h o l d e r s ’ E q u i t y
Common stock, par value $1 per share
Authorized: 2,320 shares Issued 2004 – 1,382 shares; 2003 – 1,374 shares	1,382	1,374
Additional paid-in capital	1,521	1,273
Earnings reinvested in the business	8,376	7,333
Accumulated other comprehensive loss	(760)	(1,088)
Treasury stock, at cost: 2004 – 392 shares; 2003 – 367 shares	(7,683)	(6,665)
Deferred stock-based compensation	–	(3)
Total Stockholders’ Equity	2,836	2,224
Total Liabilities and Stockholders’ Equity	$10,731	$10,041

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

The Gillette Company and Subsidiary Companies

Years Ended December 31,	2004	2003	2002
(millions)

OPERATING ACTIVITIES
Income from continuing operations	$1,691	$1,375	$1,209
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Restructuring and asset impairment recovery	–	–	(9)
Depreciation and amortization	610	578	500
Pension expense	146	143	70
Deferred income taxes	63	(49)	162
Other	9	7	8
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Accounts receivable	123	286	364
Inventories	(89)	(43)	123
Accounts payable and accrued liabilities	6	334	188
Other working capital items	28	38	(137)
Funding of Company benefit plans	(426)	(78)	(529)
Other noncurrent assets and liabilities	85	49	128
Net cash provided by operating activities	2,246	2,640	2,077

INVESTING ACTIVITIES
Purchases of short-term investments	(1,356)	(1,255)	(1,377)
Proceeds from sales of short-term investments	947	1,479	999
Additions to property, plant and equipment	(616)	(408)	(405)
Disposals of property, plant and equipment	67	45	43
Acquisitions, net of cash acquired	(117)	(161)	–
Other	1	6	–
Net cash used in investing activities	(1,074)	(294)	(740)

FINANCING ACTIVITIES
Purchases of treasury stock	(1,018)	(1,273)	(427)
Proceeds from sales of put options	–	–	15
Proceeds from exercise of stock options and purchase plans	256	80	57
Proceeds from long-term debt	346	709	1,174
Repayment of long-term debt	(646)	(534)	(458)
Increase (decrease) in loans payable	412	(567)	(1,565)
Dividends paid	(651)	(666)	(685)
Settlements of debt-related derivative contracts	102	1	45
Net cash used in financing activities	(1,199)	(2,250)	(1,844)
Effect of Foreign Exchange Rate Changes on Cash	3	8	5
Net Cash Used by Discontinued Operations	–	–	(22)
Increase (Decrease) in Cash and Cash Equivalents	(24)	104	(524)
Cash and Cash Equivalents at Beginning of Year	243	139	663
Cash and Cash Equivalents at End of Year	$219	$243	$139
Supplemental disclosure of cash paid for:
Interest	$56	$59	$83
Income taxes	$500	$563	$345

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders’ Equity

The Gillette Company and Subsidiary Companies

	Common Stock	Additional Paid-in Capital	Earnings Reinvested	Other Comprehensive Income (Loss)	Treasury Stock	Deferred Stock-Based Compensation	Total Stockholders’ Equity
(millions, except per share amounts)

Balance at December 31, 2001	$1,368	$1,094	$6,077	$(1,437)	$(4,965)	$–	$2,137
Net income	–	–	1,216	–	–	–	1,216
Foreign currency translation	–	–	–	41	–	–	41
Pension adjustment	–	–	–	(130)	–	–	(130)
Cash flow hedges	–	–	–	3	–	–	3
Other comprehensive loss	–	–	–	(86)	–	–	(86)
Comprehensive income							1,130
Dividends declared (per share $.65)	–	–	(685)	–	–	–	(685)
Stock option and purchase plans (2.6 shares)	2	54	–	–	–	–	56
Purchase of Gillette treasury stock (14.1 shares)	–	–	–	–	(427)	–	(427)
Proceeds from sale of put options	–	15	–	–	–	–	15
Contingent liability of put options	–	34	–	–	–	–	34
Balance at December 31, 2002	1,370	1,197	6,608	(1,523)	(5,392)	–	2,260
Net income	–	–	1,385	–	–	–	1,385
Foreign currency translation	–	–	–	434	–	–	434
Pension adjustment	–	–	–	(7)	–	–	(7)
Cash flow hedges	–	–	–	8	–	–	8
Other comprehensive loss	–	–	–	435	–	–	435
Comprehensive income							1,820
Dividends declared (per share $.65)	–	–	(660)	–	–	–	(660)
Stock option and purchase plans (3.1 shares)	4	76	–	–	–	–	80
Purchase of Gillette treasury stock (40.8 shares)	–	–	–	–	(1,273)	–	(1,273)
Deferred stock-based compensation	–	–	–	–	–	(4)	(4)
Earned stock-based compensation	–	–	–	–	–	1	1
Balance at December 31, 2003	1,374	1,273	7,333	(1,088)	(6,665)	(3)	2,224
Net income	–	–	1,691	–	–	–	1,691
Foreign currency translation	–	–	–	330	–	–	330
Pension adjustment	–	–	–	(2)	–	–	(2)
Other comprehensive income	–	–	–	328	–	–	328
Comprehensive income							2,019
Dividends declared (per share $.65)	–	–	(648)	–	–	–	(648)
Stock option and purchase plans (8.2 shares)	8	248	–	–	–	–	256
Purchase of Gillette treasury stock (24.8 shares)	–	–	–	–	(1,018)	–	(1,018)
Deferred stock-based compensation	–	–	–	–	–	(1)	(1)
Earned stock-based compensation	–	–	–	–	–	4	4
Balance at December 31, 2004	$1,382	$1,521	$8,376	$(760)	$(7,683)	$–	$2,836

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The Gillette Company and Subsidiary Companies

1 .   N A T U R E   O F   O P E R A T I O N S

The Gillette Company is a global consumer products firm, with manufacturing operations conducted at 31 facilities in 14 countries. Products are sold in over 200 countries and territories. Gillette is the world leader in male grooming, a category that includes blades, razors, and shaving preparations, and also in female grooming products, such as wet shaving products and hair epilation devices. The Company is the world leader in alkaline batteries and manual and power toothbrushes.

2 .   S U M M A R Y   O F   S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of The Gillette Company and its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated. The Company has no material interests in variable interest entities and none that requires consolidation.

Use of Estimates

The preparation of the consolidated financial statements and accompanying disclosures in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, accruals for cost-savings and realignment programs, pensions and retiree medical benefits, employee stock options, accruals for trade and consumer spending, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill, other intangible assets and long-lived assets, deferred tax assets, potential income tax assessments, accruals for environmental remediation, and other contingencies. Actual results could differ from these estimates.

Cash, Cash Equivalents, and Short-Term Investments

Cash and cash equivalents include cash, time deposits, and marketable securities that are highly liquid and have maturities of three months or less at date of purchase. Short-term investments include highly liquid marketable securities with maturities greater than three months at date of purchase. These securities are classified as available for sale and are carried at fair market value. Unrealized gains and losses are insignificant, as such securities receive variable interest based on current market rates.

Amounts included in short-term investments were previously reported as cash and cash equivalents due to their highly liquid nature. These marketable securities have been reclassified to short-term investments due to their maturity dates, and purchases and sales are included in investing activities in the Consolidated Statement of Cash Flows. See Note 7, Financial Instruments and Management Activities, for a reconciliation to amounts previously reported.

Revenue Recognition

Revenue from product sales is recognized when the goods are delivered to the customer, provided that: title and risk of loss have passed to the customer; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is considered probable. Revenue is recorded net of estimated sales returns and allowances for trade promotions, coupons, and other discounts, which are recognized as a reduction of revenue at the time of sale.

Shipping and Handling Costs

Under generally accepted accounting principles, shipping and handling costs may be reported as a component of either cost of sales or selling, general and administrative expenses. The Company formerly reported all such costs related to outbound freight in the Consolidated Statement of Income as a component of selling, general and administrative expenses. Beginning in 2004, the Company elected to report the costs related to outbound freight in cost of sales, and this change resulted in reclassifications to the Consolidated Statement of Income. Cost of sales increased, and gross profit and sell ing, general and administrative expenses were reduced by $189 million and $175 million in 2003 and 2002, respectively. Gross profit was reduced as a percentage of net sales from 59.9% to 57.9% and from 58.5% to 56.4% in 2003 and 2002, respectively. There was no impact on profit from operations, net income, or earnings per share as a result of this reclassification.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of assets: buildings, 20 to 40 years; building equipment, 10 to 20 years; machinery and equipment, three to 20 years. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company on January 1, 2002. In accordance with that statement, goodwill and intangible assets with indefinite lives are not amortized, but rather are tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of patents, trademarks, software, and other similar items, are amortized on a straight-line basis over their estimated useful lives, two to 50 years, and are reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment of Long-Lived Assets.”

Impairment of Goodwill, Other Intangible Assets, and
Long-Lived Assets

Goodwill and intangible assets with indefinite lives are tested for impairment, at least annually, in accordance with the provisions of SFAS 142. The Company’s impairment review is based on a discounted cash flow approach, at the reporting unit level, which at Gillette is the segment level, that requires significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of an appropriate discount rate. The Company uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, and acts by governments and courts may signal that an asset has become impaired.

Intangible assets with estimable lives and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable in accordance with SFAS 144. Asset groups have been determined based on the lowest level for which identifiable cash flows exist that are largely independent of the cash flows of other groups. Recoverability of intangible assets with estimable lives and other long-lived assets is measured by a comparison of the carrying amount of an asset group to future net undiscounted pre-tax cash flows expected to be generated by the asset group. If these comparisons indicate that the carrying value of an asset group is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future pre-tax operating cash flows or appraised values, depending on the nature of the asset group.

For both impairment tests, the Company determines the discount rate based on the expected internal rate of return for the related business and does not allocate interest charges to the asset group being measured. Considerable judgment is required to estimate discounted future operating cash flows.

Environmental

The Company is involved in various environmental remediation and ongoing compliance activities. As sites are identified and assessed, the Company determines its potential environmental liability. The Company follows the accounting guidance specified in AICPA Statement of Position 96-1, “Environmental Remediation Liabilities.” Based on engineering studies and management judgment, the Company has estimated and accrued for probable future remediation and monitoring costs on an undiscounted basis. The estimated amounts, which are not discounted and are exclusive of claims against third parties, are adjusted periodically as assessment and remediation efforts progress and additional technical or legal information becomes available.

Advertising

Advertising costs are expensed in the year incurred. Advertising was $1.2 billion in 2004, $827 million in 2003, and $647 million in 2002. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales, based on estimated sales and related advertising expense for the full year.

Research and Development

Research and development costs, included in selling, general and administrative expenses, amounted to $209 million in 2004, $201 million in 2003, and $181 million in 2002.

Financial Instruments

Cash and cash equivalents, short-term investments, trade receivables, investments, accounts payable, loans payable, and all derivative instruments are carried at fair value. The fair values of cash equivalents, trade receivables, accounts payable, and loans payable approximate cost. The fair value of investments is based on quoted market prices. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties. The fair value of long-term debt, including the current portion, is estimated based on quoted market prices or rates currently offered to the Company for debt of the same remaining maturities.

Foreign Currency Translation

Financial statements of operating subsidiaries outside the U.S., other than those operating in highly inflationary environments, are measured using the local currency as the functional currency. Adjustments from translating these financial statements into U.S. dollars are accumulated in the equity section of the balance sheet under the caption, “Accumulated other comprehensive loss.” For those non-U.S. subsidiaries that are included in the Company’s U.S. tax return, these adjustments are net of U.S. income tax.

For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Therefore, exchange gains and losses for these subsidiaries are included with all other transactional exchange gains and losses in the Consolidated Statement of Income under the caption, “Other charges (income) – net.”

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the enactment date. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. Accordingly, the Company may apply a different tax treatment for these transactions in its tax return filings than for income tax financial reporting purposes. The Company assesses the probability of its tax position for such transactions prevailing, and may record reserves for those differences in position. These reserves are reviewed quarterly and are adjusted for utilization or reversed upon resolution of the specific matter or expiration of the statute of limitations. Except as further discussed in Note 11, Income Taxes, the Company reinvests unremitted earnings of certain foreign operations indefinitely and, accordingly, does not provide for income taxes that could result from the remittance of such earnings. At December 31, 2004, earnings of such operations that could result in incremental taxes, if remitted, amounted to $2.2 billion. The tax liability that would arise if these earnings were remitted would be approximately $611 million if these earnings are remitted other than as qualifying extraordinary dividends as defined in the repatriation provisions of the American Jobs Creation Act of 2004. See Note 11, Income Taxes, for further discussion.

Stock-Based Compensation

The Company has a long-term incentive plan, which is described more fully in Note 13, Stock Compensation Plans and Capital Stock. The Company currently accounts for this plan under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations. No compensation cost is recorded on the date of stock option grant, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair-value-based method of SFAS 123, “Accounting for Stock-Based Compensation,” to record expense for stock options.

Years Ended December 31,	2004	2003	2002
(millions, except per share amounts)

Net income, as reported	$1,691	$1,385	$1,216
Add: Compensation expense included in reported net income, net of related tax effects	5	–	–
Less: Compensation expense for option awards determined by the fair-value-based method, net of related tax effects	(100)	(99)	(111)
Pro forma net income	$1,596	$1,286	$1,105
Net income per common share
Basic
As reported	$1.69	$1.36	$1.15
Pro forma	$1.60	$1.26	$1.05
Assuming full dilution
As reported	$1.68	$1.35	$1.15
Pro forma	$1.58	$1.26	$1.05

For purposes of the pro forma calculations, compensation expense associated with awards that vest on a graded basis are assumed to be expensed on a straight-line basis.

The weighted average fair value of options granted was $12.91 in 2004, $9.01 in 2003, and $11.18 in 2002. The fair value of each option grant for the Company’s plan is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions.

Years Ended December 31,	2004	2003	2002

Risk-free interest rates	4.0%	2.4%	4.2%
Expected option lives	5.5 years	5.5 years	5.5 years
Expected volatilities	30.7%	33.2%	33.1%
Expected dividend yields	1.5%	2.0%	1.8%

The tax benefit associated with the exercise of stock options was $29 million, $11 million, and $18 million in 2004, 2003, and 2002, respectively.

Net Income per Common Share

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding. The calculation of diluted net income per common share also assumes conversion of stock options into common stock. At December 31, 2004, 2003, and 2002, 33 million, 44 million, and 56 million shares of common stock issuable under stock options, respectively, were not included in the calculation of diluted net income per share because their effects would have been antidilutive.

A reconciliation of the shares used to compute net income per share, basic and diluted, is shown below. There are no adjustments to the computation of net income for this calculation in 2004, 2003, or 2002.

Years Ended December 31,	2004	2003	2002
(millions)

Common shares, basic	999	1,021	1,055
Effect of dilutive securities:
Stock options	8	3	4
Common shares, assuming full dilution	1,007	1,024	1,059

Reclassification of Prior Years

Prior-year financial statements have been reclassified to conform to the 2004 presentation.

3 .   E F F E C T  O F  R E C E N T  A C C O U N T I N G  P R O N O U N C E M E N T S

In December 2004, the Financial Accounting Standards Board (FASB) issued two FASB Staff Positions (FSP’s), FSP SFAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the “Jobs Creation Act”),” and FSP SFAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions Within the American Jobs Creation Act of 2004.” Both FSP’s are effective upon issuance.

FSP SFAS 109-1 clarifies that the domestic manufacturing deduction associated with the Jobs Creation Act should be accounted for as a special deduction (rather than a rate reduction) under SFAS 109. A special deduction is recognized under SFAS 109 as it is earned. This FSP will not have a material impact on the Company.

FSP SFAS 109-2 is intended to provide limited relief in the application of the indefinite reinvestment criterion of APB 23, “Accounting for Income Taxes – Special Areas,” due to ambiguities surrounding the implementation of the Jobs Creation Act. See Note 11, Income Taxes, for further discussion.

On December 16, 2004, the FASB issued SFAS 123 (R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted. The Company expects to adopt SFAS 123(R) on July 1, 2005, utilizing the modified retrospective method. The modified retrospective method requires compensation costs to be recognized beginning with the effective date based on the requirements of SFAS 123(R) for all (a) share-based payments granted after the effective date and (b) awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Amounts for prior years will be restated based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, when adopted, the impact of SFAS 123(R) on prior periods, will approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the Summary of Significant Accounting Policies note on page 50.

In November 2004, the FASB issued SFAS 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4,” which requires companies to expense abnormal freight, handling costs, or spoilage in the period incurred and to allocate fixed overhead based on normal capacity, with adjustment if production is abnormally high. This standard becomes effective for the Company on July 1, 2005, with early adoption permitted. The Company currently accounts for abnormal freight, handling costs, and spoilage consistent with the standard. The Company plans to adopt the provisions early, on a prospective basis, as they relate to capitalization of fixed overhead expenses in the first quarter 2005. The Company is currently evaluating the effects of implementing this standard. Based on a preliminary analysis, the Company does not expect that there will be a material effect on 2005 total Company results. There may be an impact on the results of certain quarters at the segment or total Company level.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was enacted. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. In May 2004, the FASB issued FSP SFAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which supersedes FSP SFAS 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. As more fully described in Note 12, Pensions and Other Retiree Benefits, the Company elected to defer any accounting for the effects of the Act pursuant to FSP SFAS 106-1 and made that election in the quarter ended December 31, 2003. The Company adopted FSP SFAS 106-2 prospectively, as of July 1, 2004, the beginning of its third quarter.

4 .   A C C U M U L A T E D   O T H E R   C O M P R E H E N S I V E   L O S S

An analysis of accumulated other comprehensive loss follows.

	Foreign Currency Translation	Pension Adjustment	Cash Flow Hedges	Accumulated Other Comprehensive Loss
(millions)

Balance at December 31, 2001	$(1,373)	$(56)	$(8)	$(1,437)
Change in period	196	(183)	(10)	3
Reclassification to earnings, pre-tax	–	–	15	15
Income tax benefit (expense)	(155)	53	(2)	(104)
Balance at December 31, 2002	(1,332)	(186)	(5)	(1,523)
Change in period	398	(10)	8	396
Reclassification to earnings, pre-tax	11	–	4	15
Income tax benefit (expense)	25	3	(4)	24
Balance at December 31, 2003	(898)	(193)	3	(1,088)
Change in period	293	(3)	5	295
Reclassification to earnings, pre-tax	30	–	(4)	26
Income tax benefit (expense)	7	1	(1)	7
Balance at December 31, 2004	(568)	(195)	3	(760)

Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in a separate section of stockholders’ equity. Also included are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments. The Company recorded pre-tax gains of $293 million in accumulated foreign currency translation in 2004, due primarily to the strength of the Euro and the U.K. Pound Sterling. The pre-tax gains of $398 million in 2003 were due primarily to the strength of the Euro. Pre-tax gains of $196 million in 2002 were due primarily to strengthening European currencies, which were partially offset by weakening Latin American currencies.

Included in “Other charges (income) – net” in the Consolidated Statement of Income are a net exchange loss of $35 million in 2004, and net exchange gains of $14 million and $16 million in 2003 and 2002, respectively, for the foreign currency effects of transactions (including translation of hyperinflationary entities) in those years. In 2004 and 2003, the Company reclassified $30 million and $11 million, respectively, in exchange losses from accumulated other comprehensive loss upon liquidation of foreign subsidiaries.

5 .   S U P P L E M E N T A L   B A L A N C E   S H E E T   I N F O R M A T I O N

Allowance for Doubtful Accounts

Years Ended December 31,	2004	2003	2002
(millions)

Balance at beginning of year	$53	$73	$69
Additions	11	19	37
Deductions	(27)	(39)	(33)
Balance at end of year	$37	$53	$73

Inventories

At December 31,	2004	2003
(millions)

Raw materials and supplies	$127	$114
Work in process	244	196
Finished goods	920	784
Total	$1,291	$1,094

Property, Plant and Equipment

At December 31,	2004	2003
(millions)

Land	$79	$79
Buildings and building equipment	1,028	929
Machinery and equipment	6,728	6,091
	7,835	7,099
Less accumulated depreciation	4,088	3,455
Total	$3,747	$3,644

Interest on funds used to finance construction of significant additions to tangible property and equipment is capitalized and recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. During 2004, 2003, and 2002, interest costs capitalized were $4 million, $2 million, and $4 million, respectively. Depreciation expense was $588 million, $557 million, and $480 million in 2004, 2003, and 2002, respectively.

Goodwill and Intangible Assets

In the second quarter of 2004, the Company made two acquisitions within the Oral Care business segment. In April 2004, the Company completed the acquisition of assets associated with the Rembrandt brand of at-home and professional teeth-whitening products from Den-Mat Corporation. The purchase was not considered a business combination and resulted in the capitalization of approximately $74 million related to the trademark as an indefinite-lived intangible asset and $7 million related to definite-lived intangible assets. In June 2004, the Company acquired shares representing all equity interests in Zooth, Inc., a leader in licensed character-based manual and power children’s toothbrushes. The value of both indefinite-lived and definite-lived intangible assets may be adjusted in future periods, as the purchase price allocation for the acquisition is not final. The preliminary purchase price allocation resulted in the capitalization of goodwill of $11 million, $4 million related to the trademark as an indefinite-lived intangible asset and $7 million related to definite-lived intangible assets. In addition to the base purchase price, both acquisitions have a contingent cash consideration component based on certain revenue-based financial metrics. In total, contingent cash consideration payments are capped at $72 million and are expected to be substantially paid over a period of four years, starting in 2005.

In August 2003, the Company acquired a majority interest in Fujian Nanping Nanfu Battery Co., Ltd., a leading battery company in China. The Nanfu business is reported as part of the Duracell segment. The Nanfu acquisition resulted in the capitalization of goodwill in the amount of $31 million and the Nanfu trademark as an indefinite-lived intangible asset for $102 million, as well as other definite-lived intangible assets.

Total goodwill by segment follows.

At December 31,	2004	2003
(millions)

Blades & Razors	$137	$140
Duracell	653	632
Oral Care	202	191
Braun	60	60
Personal Care	–	–
Total	$1,052	$1,023

The detail of intangible assets follows.

		2004		2003
At December 31,	Weighted Average Amortization Period (Years)	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
(millions)

Amortized Intangible Assets
Patents	5	$65	$58	$101	$69
Trademarks	9	17	13	16	9
Endorsements	–	61	61	61	61
Other	16	34	8	23	3
Total	6	$177	$140	$201	$142
Unamortized Intangible Assets
Trademarks		$505		$423
Pension		15		12
Total		$520		$435
Intangible Assets, net		$557		$494

Aggregate Amortization Expense:
For the Years ended December 31:
2004	$22
2003	$21
2002	$20
Estimated Amortization Expense:
For the Years ended December 31:
2005	$9
2006	$6
2007	$6
2008	$4
2009	$2

During 2004, the Company recorded an impairment charge of approximately $15 million related to a Duracell right to use a patent held by a competitor, which was invalidated.

Other Assets

At December 31,	2004	2003
(millions)

Pensions	$932	$773
Benefit trusts	193	183
Derivatives	13	83
Other	133	131
Total	$1,271	$1,170

Accounts Payable and Accrued Liabilities

At December 31,	2004	2003
(millions)

Accounts payable	$698	$574
Advertising and sales promotion	595	537
Payroll and payroll taxes	308	292
Dividends payable on common stock	161	163
Other	883	966
Total	$2,645	$2,532

Other Long-Term Liabilities

At December 31,	2004	2003
(millions)

Pensions	$432	$404
Postretirement medical	67	279
Deferred compensation	162	149
Other	93	97
Total	$754	$929

6 .   D E B T

Loans Payable

At December 31,	2004	2003
(millions)

U.S. dollar Commercial Paper (interest at 2.2% and 0.9%)	$443	$55
Payable to banks (interest at 3.2% and 3.3%)	90	62
Total	$533	$117

Long-Term Debt

At December 31,	2004	2003
(millions)

3.25% Euro notes due 2004	$–	$379
3.75% Notes due 2004	–	255
5.75% Notes due 2005	205	213
4.00% Notes due 2005	352	361
5.25% Notes due 2006	131	133
5.00% Notes due 2006	310	323
4.125% Notes due 2007	253	253
3.50% Notes due 2007	495	495
2.875% Notes due 2008	299	299
2.50% Notes due 2008	300	300
3.80% Notes due 2009	299	–
Gillette CoreNotes due 2012	52	73
Gillette CoreNotes due 2013	3	3
Floating rate notes due 2043	154	108
Current portion of long-term debt	(711)	(742)
Total	$2,142	$2,453

The Company has the ability to issue up to $1.6 billion in commercial paper in the U.S. dollar and Euro markets. The Company’s commercial paper program is supported by its revolving credit facility and other sources of liquidity. In October 2004, the Company entered into a 364-day revolving bank credit facility in the amount of up to $930 million, expiring in October 2005. In October 2003, the Company entered into a five-year revolving bank credit facility in the amount of up to $288 million, expiring in October 2008. Under the agreements, the Company has the option to borrow at various interest rates, including the prime rate, and is required to pay a facility fee of .04% per annum for the 364-day facility and .06% per annum for the five-year facility, based on the Company’s current credit rating. At December 31, 2004 and 2003, there were no borrowings under such agreements. In addition, there are other unused lines of credit amounting to $206 million at December 31, 2004.

Certain long-term debt instruments contain prepayment provisions at the option of either the holder of the instruments or the Company. The 3.50% notes due 2007 are redeemable at par, at the Company’s option, on any interest payment date on or after October 15, 2004. Under the Gillette $500 million CoreNotes program, the Company may periodically offer fixed and floating rate notes in $1,000 increments. At December 31, 2004, the coupon rates of the outstanding notes varied between 4.50% and 4.85%, and the interest payments are made quarterly. The notes mature on various dates in 2012 and 2013 and are redeemable at par, at the Company’s option, on any interest payment date on or after one year from the date of issuance. The $154 million floating rate notes are redeemable at the option of the holder at various prices on a yearly basis from April 2005 to April 2014 and each third anniversary thereafter to maturity. The floating rate notes are also redeemable, at the Company’s option, at various prices from April 2033 to maturity.

During 2002, two shelf registration statements were filed allowing the Company to offer up to $2.8 billion in debt securities in the U.S. At December 31, 2004, $1.9 billion has been issued in offerings under the shelf registrations, representing the 4.125% and 3.50% notes due 2007, the 2.875% and 2.50% notes due 2008, the 3.80% notes due 2009, the floating rate notes due 2043, and the Gillette CoreNotes due 2012 and 2013. At December 31, 2004, a total of $918 million was available under these shelf registrations.

Long-term weighted average interest rates were 2.5% and 1.6% as of December 31, 2004 and 2003, respectively, after giving effect to interest rate hedging instruments. Aggregate maturities of total long-term debt, excluding $19 million in market value adjustments resulting from debt-related derivatives, for the five years after December 31, 2004, are $550 million in 2005, $425 million in 2006, $750 million in 2007, $600 million in 2008, and $300 million in 2009.

7 .	F I N A N C I A L I N S T R U M E N T S A N D R I S K M A N A G E M E N T A C T I V I T I E S

The estimated fair values of the Company’s financial instruments are recorded in the consolidated balance sheet as follows.

	2004	2003
At December 31,	Carrying Amount/ Fair Value	Carrying Amount/ Fair Value
(millions)

Cash, Cash Equivalents, and Short-Term Investments
Cash	$167	$220
Money market funds	2	–
Commercial paper	50	23
Total cash and cash equivalents	219	243
Marketable securities	847	438
Total short-term investments	847	438
Total cash, cash equivalents, and short-term investments	1,066	681

Other Current Assets
Derivative instruments:
Currency forwards hedging net investments	$(6)	$(2)
Interest rate swaps	9	26
Commodity swaps	4	4
Other currency forwards and swaps	20	104
Equity contracts	1	–
	28	132
Other Assets
Long-term investments	193	177
Derivative instruments:
Interest rate swaps	10	41
Other currency forwards and swaps	–	38
Equity contracts	3	4
Total derivative instruments	13	83
Total other assets	206	260

Debt
Long-term debt, including current portion	(2,853)	(3,195)

The Company is subject to market risks, such as changes in foreign currency and interest rates, which arise from normal business operations. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative financial instruments, to protect against the adverse effects of these and other market risks. The Company has established clear policies, procedures, and internal controls governing the use of derivatives and does not use them for trading, investment, or other speculative purposes.

At inception, the Company formally designates and documents whether a financial instrument is a hedge of a specific underlying exposure. The Company formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the derivative value generally are offset by changes in the fair value or cash flows of the exposures being hedged. This offset is driven by the highly effective relationship between the exposure being hedged and the hedging instrument. Any ineffective portion of an instrument’s change in fair value is immediately recognized in earnings.

The Company uses derivative contracts to efficiently structure its debt in the desired currencies and to manage the mix of fixed to floating interest rates. Forward contracts effectively convert U.S. dollar commercial paper borrowings into non-U.S. dollar obligations, primarily in foreign currencies with low interest rates. The Company had forward contracts designated as hedges of the currency changes on the Company’s foreign net investments, with fair value losses of $6 million and $2 million at December 31, 2004 and 2003, respectively. Currency effects of the net investment hedges are reflected as a component of foreign currency translation in accumulated other comprehensive loss to offset the change in the value of the net investment being hedged, and produced after-tax losses of $3 million, $6 million, and $5 million for the years ended December 31, 2004, 2003, and 2002, respectively. Interest effects of these hedges are reported in interest expense.

The Company manages its mix of fixed and floating rate debt by entering into interest rate swaps and forward agreements. The Company uses primarily floating rate debt, principally achieved through interest rate swaps, in order to match interest costs to the impact of inflation on earnings. The Company manages its mix of fixed to floating rate debt by entering into interest rate swaps and forward rate agreements. At December 31, 2004 and 2003, the Company had interest rate swaps designated as fair value hedges with asset fair values of $19 million and $67 million, respectively. These swaps effectively convert certain fixed rate debt into variable rate debt. The terms of the swaps match the terms of the underlying debt. The changes in the fair values of both the swaps and the debt are generally recorded as equal and offsetting gains and losses in interest expense. The Company recorded a $1 million after-tax hedge ineffectiveness gain in interest expense in 2003. There was no impact on earnings due to hedge ineffectiveness for the years ended December 31, 2004 and 2002.

The Company also enters into commodity swaps with one-year maturities to fix the price of certain forecasted purchases of raw materials used in the manufacturing process. The Company had swaps designated as cash flow hedges with fair values of $4 million at both December 31, 2004 and 2003. Changes in fair value are recorded in other comprehensive loss to the extent effective and are charged to cost of sales in the period during which the hedged transaction affects earnings. The Company recorded in other comprehensive loss a $3 million after-tax gain ($5 million pre-tax) in 2004, a $3 million after-tax gain ($5 million pre-tax) in 2003, and a $2 million after-tax loss ($3 million pre-tax) in 2002. The Company also reclassified into earnings from accumulated other comprehensive loss a $2 million after-tax gain ($3 million pre-tax) in 2004, a $1 million after-tax loss ($2 million pre-tax) in 2003, and a $3 million after-tax loss ($5 million pre-tax) in 2002. The remaining pre-tax gain of $5 million included in accumulated other comprehensive loss at December 31, 2004, will be credited to cost of sales in 2005. Ineffective amounts had no material impact on earnings for the years ended December 31, 2004, 2003, and 2002.

Most of the Company’s transactional foreign exchange exposure is managed through centralized cash management. The Company hedges net residual transactional foreign exchange exposures, principally foreign-denominated debt and intercompany balances, through the use of forward contracts and currency swaps that were recorded at their net fair values of $20 million and $142 million at December 31, 2004 and 2003, respectively. Changes in fair value are recorded in nonoperating charges (income) and offset gains and losses resulting from the underlying exposures.

The Company also uses derivatives to hedge equity-linked employee and director compensation. The Company fixes the cost of certain employee-compensation expenses linked to its stock price by entering into equity swap and option contracts. These contracts were recorded in the consolidated balance sheet at their fair values of $4 million at both December 31, 2004 and 2003. Changes in fair value are recorded in profit from operations and offset the changes in the value of the underlying liabilities.

Several major international financial institutions are counterparties to the Company’s financial instruments. It is Company practice to monitor the financial standing of the counterparties and to limit the amount of exposure with any one institution. In the event of nonperformance by the counterparties to these financial instruments, the Company is exposed to credit loss generally equal to the amount by which each counterparty’s obligations exceed the obligations of the Company. Management, however, does not anticipate such nonperformance.

With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Gillette operations. The Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 13% of consolidated net sales in 2004, 2003, and 2002. These sales occurred primarily in North America and were across all product segments. At December 31, 2004 and 2003, 42% and 43% of the Company’s accounts receivable were from customers in North America, respectively. Wal-Mart Stores, Inc. represented 30% and 23% of the North American accounts receivable at December 31, 2004 and 2003, respectively. Using the information available, the Company has provided an allowance for doubtful accounts based on estimated bad-debt loss.

8 .   C O M M I T M E N T S   A N D   C O N T I N G E N C I E S

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $83 million in 2005, $64 million in 2006, $52 million in 2007, $42 million in 2008, $40 million in 2009, and $57 million for years thereafter. Rental expense amounted to $115 million in 2004, $120 million in 2003, and $125 million in 2002.

In the ordinary course of business, the Company enters into purchase commitments with firm commitment periods or take-or-pay arrangements. Commitments under these arrangements represent future purchases in line with expected usage and amount to approximately $700 million for 2005 and $200 million for subsequent years.

Approximately 32% of our employees are covered by collective bargaining agreements (CBAs), of which approximately 13% are covered by CBAs set to expire in 2005. The majority of employees covered by CBAs are located outside the U.S.

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

The Company expenses environmental remediation costs when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon current law and existing technologies. Management expects the ultimate resolution of the Company’s known environmental contingencies will not have a material impact on the Company’s financial condition, results of operations, or liquidity. Environmental expense is included in cost of sales.

9 .   D I S C O N T I N U E D   O P E R A T I O N S

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

As of December 31, 2003, the Company had substantially completed all postdivestiture reorganization activities. Due to lower than anticipated spending, pre-tax recoveries of $15 million ($10 million after-tax) and $10 million ($7 million after-tax) were recorded in discontinued operations in 2003 and 2002, respectively. At December 31, 2004, there were discontinued operations reserves primarily related to environmental matters that are not expected to be settled for many years.

1 0 .	R E A L I G N M E N T P R O G R A M S

Functional Excellence

In the second quarter of 2002, the Company began actions associated with its Functional Excellence initiative. This initiative affected all business segments and was focused on upgrading capabilities, while reducing overhead costs by improving processes and eliminating duplication across all functions. Specific program activities included outsourcing certain information technology functions, implementing new worldwide technology tools and processes, streamlining customer management and marketing programs, and consolidating financial functions.

Total pre-tax charges under the Functional Excellence initiative, including employee termination benefits and other costs, were $75 million, $137 million, and $121 million for the 12 months ended December 31, 2004, 2003, and 2002, respectively. The charges included $27 million, $23 million, and $27 million to cost of sales for 2004, 2003, and 2002, respectively, and $48 million, $114 million, and

$94 million to selling, general and administrative expenses for 2004, 2003, and 2002, respectively. Employee-related terminations are intended to be completed within 12 months of accrual. The employee-related termination benefits are calculated using the Company’s long-standing severance formulas and vary on a country-by-country basis, depending on local statutory requirements and local practices. Other costs include items such as consulting, lease buyouts, project teams, and asset write-downs related to Functional Excellence programs.

The Company considers the Functional Excellence initiative to be substantially complete at December 31, 2004. This initiative improved operating efficiency, downsized and centralized functions, and decreased costs.

2003 Manufacturing Realignment Program

On December 11, 2003, the Company announced a realignment program related to its European blade and razor manufacturing and distribution. The program will significantly reduce costs, improve operating efficiency, and streamline manufacturing, packaging, and warehouse operations. The program began in December 2003 and will be completed by 2007. Specific program activities include the closure of the manufacturing center in Isleworth, U.K., in 2007, and the packaging and distribution operation in Hemel Hempstead, U.K., in 2005. Operations at these units will be shifted to a new manufacturing, packaging, and warehouse facility that is being built in Lodz, Poland. In addition, all Sensor production from the manufacturing center in Berlin, Germany, will be transferred to the new Polish facility, and stainless steel double-edge blade and some disposable razor manufacturing will be transferred from the manufacturing center in Jevicko, Czech Republic, to the manufacturing center in St. Petersburg, Russia. The severance programs being used follow the Company’s long-standing severance formulas and may vary on a country-by-country basis, depending on local statutory requirements and local practices.

The Company recorded charges to cost of goods sold of $39 million and $50 million for 2004 and 2003, respectively. Costs accrued consisted primarily of severance, based on the amounts that had been earned as of December 31, 2004, at current service levels and pay rates. Severance payments will span through 2007, when the Isleworth facility will be completely closed. Other costs primarily include asset write-downs, costs related to the relocation of equipment, and employee pension benefits.

Functional Excellence and 2003 Manufacturing Realignment Program

	2002 Provision	2003 Provision	2004 Provision	Charges and Uses 2004	Charges and Uses Since Inception	Balance Dec. 31, 2004
(millions)

Functional Excellence:
Employee-related expenses	$106	$120	$52	$(54)	$(197)	$81
Other	15	17	23	(23)	(51)	4
Total Functional Excellence Program	$121	$137	$75	$(77)	$(248)	$85
2003 Realignment Program:
Employee-related expenses:
Severance payments	–	32	10	(4)	(4)	38
Other benefits	–	6	2	–	–	8
Asset-related expenses:
Asset write-offs	–	5	14	(14)	(19)	–
Loss on sale of assets	–	4	2	(2)	(6)	–
Contractual obligations and other	–	3	11	(13)	(13)	1
Total 2003 Realignment Program	–	50	39	(33)	(42)	47
Total	$121	$187	$114	$(110)	$(290)	$132

The Company will continue to review its operations and undertake projects designed to maintain a competitive cost structure, including workforce rationalization, outsourcing of functions, and reconfiguration and optimization of its manufacturing network. Such programs may result in plant and facilities consolidations, and the Company may incur severance costs, accelerated depreciation expense or impairment charges related to production costs.

2001 Restructuring Program and Asset Impairment Charges

During 2001, the Company recorded a charge of $63 million associated with the withdrawal from several noncore businesses and the closing of one factory in the Duracell segment. At December 31, 2002, the Company had completed the majority of the activity in the 2001 restructuring program. Due to lower than anticipated spending and better than anticipated results on the disposal of certain assets, including the Vaniqa business, a $39 million pre-tax gain was realized in 2002.

1 1 .	I N C O M E T A X E S

Income from continuing operations before income taxes and income tax expense are summarized below.

Years Ended December 31,	2004	2003	2002
(millions)

Income from continuing operations before income taxes
United States	$1,144	$822	$952
Foreign	1,240	1,142	800
Total income from continuing operations before income taxes	$2,384	$1,964	$1,752
Current tax expense
Federal	$320	$312	$114
Foreign	287	308	185
State	23	18	14
Deferred tax expense (benefit)
Federal	23	(46)	166
Federal – American Jobs Creation Act	25	–	–
Foreign	17	(1)	58
State	(2)	(2)	6
Total income tax expense from continuing operations	$693	$589	$543

A reconciliation of the statutory Federal income tax rate to the Company’s effective tax rate follows.

Years Ended December 31,	2004	2003	2002
(percent)

Statutory Federal tax rate	35.0%	35.0%	35.0%
Taxes on foreign income	(7.0)	(5.5)	(3.6)
American Jobs Creation Act of 2004 Repatriation	1.1	–	–
State taxes (net of Federal tax benefits)	0.6	0.5	0.7
Other differences	(0.6)	–	(1.1)
Effective tax rate	29.1%	30.0%	31.0%

The components of deferred tax assets and deferred tax liabilities are shown below.

At December 31,	2004	2003
(millions)

Deferred tax assets
Advertising and sales promotion	$47	$34
Inventory	63	69
Miscellaneous reserves and accruals	142	171
Operating loss and credit carryforwards	1	2
Other employee-related benefits	91	96
Retiree medical benefits	107	149
Other	46	44
Total deferred tax assets	$497	$565
Deferred tax liabilities
American Jobs Creation Act of 2004 repatriation	$(25)	$–
Pension benefits	(122)	(88)
Currency translation effect of pass-through entities	(90)	(64)
Intangibles	(164)	(157)
Property, plant and equipment	(466)	(479)
Other	(39)	(81)
Total deferred tax liabilities	$(906)	$(869)
Net deferred tax liabilities	$(409)	$(304)

The net deferred tax assets and liabilities included in the consolidated balance sheet are as follows.

At December 31,	2004	2003
(millions)

Current deferred tax assets	$303	$344
Non-current deferred tax assets	36	38
Current deferred tax liabilities	(25)	(22)
Non-current deferred tax liabilities	(723)	(664)
Net deferred tax liabilities	$(409)	$(304)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes, as of December 31, 2004, it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2004, the Company had net operating loss carryforwards for foreign income tax purposes of $5 million, which are available to offset future taxable income, if any, through 2007.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and significant uncertainty remains about how to interpret numerous provisions in the Act, the Company believes that it has the information necessary to make a partial determination of the Act’s impact on its repatriation plans. Based on that determination, the Company plans to repatriate an initial amount of $325 million in extraordinary dividends, as defined in the Act, during 2005 and, accordingly, has recorded a tax liability of $25 million as of December 31, 2004. However, because of the uncertainty that remains with respect to the interpretation of certain provisions of the Act, the Company is not yet able to determine whether and to what extent it might repatriate additional foreign earnings that have not yet been remitted to the U.S. Based on the Company’s analysis to date, however, it is reasonably possible that it may repatriate an additional amount up to $2.3 billion, with a related tax liability ranging up to $173 million.

Management expects to be able to finalize the Company’s position sometime in 2005 and in connection with the final action of Congress on the pending Technical Corrections Bill.

1 2 .	P E N S I O N S A N D O T H E R R E T I R E E B E N E F I T S

The Company has various retirement programs, including defined benefit, defined contribution, and other plans, which cover most employees worldwide. Other retiree benefits are health care and life insurance benefits provided to eligible retired employees, principally in the U.S. The components of net defined benefit expense for continuing operations follow.

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Retiree Benefits
Years Ended December 31,	2004	2003	2002	2004	2003	2002	2004	2003	2002
(millions)

COMPONENTS OF NET DEFINED BENEFIT EXPENSE
Service cost-benefits earned	$28	$24	$22	$51	$44	$37	$5	$4	$5
Interest cost on benefit obligation	80	77	76	82	70	56	28	27	27
Estimated return on assets	(94)	(81)	(84)	(92)	(79)	(69)	(4)	(3)	(4)
Net amortization	29	32	9	47	42	14	4	4	2
Plan curtailments	–	–	–	–	1	–	–	–	–
Plan settlement	–	–	–	–	1	–	–	–	–
Other	–	–	–	15	12	9	–	–	–
Net defined benefit expense	$43	$52	$23	$103	$91	$47	$33	$32	$30

The measurement date is December 31 for the Company’s principal defined benefit and other retiree benefit plans that make up the majority of plan assets and benefit obligations. The funded status of the Company’s principal defined benefit and other retiree benefit plans and the amounts recognized in the balance sheet follow.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Retiree Benefits
Years Ended December 31,	2004	2003	2004	2003	2004	2003
(millions)

CHANGE IN PROJECTED BENEFIT OBLIGATION
Balance at beginning of year	$1,371	$1,228	$1,487	$1,137	$491	$408
Foreign plan additions	–	–	–	34	–	–
Benefit payments	(87)	(82)	(70)	(65)	(20)	(20)
Service cost	28	24	51	44	5	4
Interest cost	80	77	82	70	28	27
Amendments	–	–	6	1	–	–
Actuarial losses	96	117	209	77	8	66
Plan settlements	–	–	(3)	(6)	–	–
Plan curtailments	–	–	–	(1)	–	–
Special termination benefits	2	7	11	6	–	–
Decrease due to Medicare subsidy	–	–	–	–	(73)	–
Currency adjustment	–	–	149	190	3	6
Balance at end of year	$1,490	$1,371	$1,922	$1,487	$442	$491
CHANGE IN FAIR VALUE OF PLAN ASSETS
Balance at beginning of year	$1,111	$985	$1,270	$950	$49	$37
Foreign plan additions	–	–	–	21	–	–
Actual return on plan assets	105	186	134	118	6	8
Employer contribution	59	14	139	58	228	6
Benefit payments	(79)	(74)	(43)	(39)	–	–
Settlement	–	–	(1)	(5)	–	–
Currency adjustment	–	–	128	167	–	(2)
Balance at end of year	$1,196	$1,111	$1,627	$1,270	$283	$49

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Retiree Benefits
At December 31,	2004	2003	2004	2003	2004	2003
(millions)

FUNDED STATUS
Projected benefit obligation in excess of plan assets	$(294)	$(260)	$(295)	$(217)	$(159)	$(442)
Unrecognized prior service cost	17	20	31	26	(36)	(40)
Unrecognized net transition obligation	1	1	2	2	–	–
Unrecognized net loss	513	454	807	620	112	185
Adjustment for contributions after the measurement date	–	–	8	8	–	–
Net amount recognized	$237	$215	$553	$439	$(83)	$(297)
AMOUNTS RECOGNIZED IN THE BALANCE SHEET
Intangible assets	$3	$4	$12	$8	$–	$–
Accumulated other comprehensive loss	52	49	231	231	–	–
Prepaid benefit cost	330	300	601	450	–	–
Accrued benefit cost	(148)	(138)	(291)	(250)	(83)	(297)
Net amount recognized	$237	$215	$553	$439	$(83)	$(297)

The accumulated benefit obligation for all U.S. and non-U.S. defined benefit pension plans was $1.3 billion and $1.7 billion at December 31, 2004, and $1.2 billion and $1.4 billion at December 31, 2003, respectively.

The values for pension plans with accumulated benefit obligations in excess of plan assets follow.

	U.S. Pension Benefits		Non-U.S. Pension Benefits
At December 31,	2004	2003	2004	2003
(millions)

Projected benefit obligation	$216	$188	$903	$767
Accumulated benefit obligation	176	165	787	678
Fair value of plan assets	33	33	654	568

Additional Information

	U.S. Pension Benefits		Non-U.S. Pension Benefits
Years Ended December 31,	2004	2003	2004	2003
(millions)

Increase (decrease) in minimum liability included in other comprehensive income	$3	$13	$0	$(3)

Assumptions

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Retiree Benefits
Weighted-average assumptions used to determine benefit obligations at December 31,	2004	2003	2002	2004	2003	2002	2004	2003	2002
(percent)

Discount rate	5.8	6.0	6.5	5.0	5.6	5.8	6.0	6.2	6.5
Rate of compensation increase	4.3	4.1	4.1	3.5	3.4	3.5

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Retiree Benefits
Weighted-average assumptions used to determine net defined benefit expense for years ended December 31,	2004	2003	2002	2004	2003	2002	2004	2003	2002
(percent)

Discount rate	6.0	6.5	7.3	5.6	5.8	6.1	6.2	6.5	7.2
Expected long-term return on plan assets	8.5	8.5	9.0	7.1	7.5	7.8	8.5	8.5	9.0
Rate of compensation increase	4.1	4.1	4.8	3.4	3.5	3.5

The expected long-term return on assets is a blended rate based on rates for the various countries. In general, the methodology used to determine the rates in each country is reviewed annually, taking into consideration the respective asset allocation, historical returns on the types of assets held, and the current economic environment. Based on these studies, equity allocations were lowered in 2003 for several of the Company’s largest plans to better match plan obligations that are increasingly weighted to participants who have retired from the Company. Correspondingly, the expected long-term return on assets for U.S. and non-U.S. plans is a blended rate based on the target asset allocations of each plan applied principally to historical market returns and trends. For U.S. pension plans and for other retiree plans, the rate was unchanged at 8.5% in 2004 and 2003, having dropped from 9.0% in 2002. For non-U.S. pension plans, this rate dropped to 7.1% in 2004 from 7.5% in 2003 and from 7.8% in 2002. For estimation purposes, the Company assumes a long-term asset mix generally consistent with the investment policy of each funded plan. Changes in the asset mix or investment policy could impact the amount of recorded pension income or expense, the funded status of the plan, and the need for future cash contributions.

Assumed health care cost trend rates at December 31,	2004	2003	2002
(percent)

Health care cost trend rate assumed for next year	12.0	12.0	12.0
Rate to which the cost trend rate is assumed to decline
(the ultimate trend rate)	5.0	5.0	5.0
Year that the rate reaches the ultimate trend rate	2010	2009	2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects.

	1-Percentage- Point Increase	1-Percentage- Point Decrease
(millions)

Effect on total of service and interest cost	$5	$(5)
Effect on postretirement benefit obligation	$52	$(48)

Impact of Medicare Drug Reform

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was enacted. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

In May 2004, the FASB issued FSP SFAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) of 2003,” which supersedes FSP SFAS 106-1 of the same title. The FSP clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees.

The Company elected to defer any accounting for the effects of the Act pursuant to FSP SFAS 106-1 and made that election in the quarter ended December 31, 2003. The Company adopted FSP SFAS 106-2 prospectively as of July 1, 2004, the beginning of its third quarter. The Company and its actuarial advisors determined that benefits provided by the plan were at least actuarially equivalent to Medicare Part D. The Company remeasured the effects of the Act on the Accumulated Plan Benefit Obligation as of July 1, 2004. The effect of the federal subsidy to which the Company is entitled has been estimated as an actuarial gain of $72.8 million. The subsidy had the effect of reducing pre-tax postretirement expense for the period from adoption, July 1, 2004, through December 31, 2004, by $5.3 million. The components of the decrease in expense were a decrease in the amortization of the actuarial loss of $2.7 million, a reduction in service cost of $0.4 million, and a reduction in the interest cost on the benefit obligation of $2.2 million.

The assumptions used for 2004 expenses were a discount rate and health care cost trend rate of 6.0% and 12.0%, respectively. These assumptions were determined to be appropriate as of July 1, 2004.

Plan Assets

Weighted-average allocations by asset category follow.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Retiree Benefits
At December 31,	2004	2003	2004	2003	2004	2003
(percent)

Equity securities	63	64	59	59	18	64
Debt securities	37	36	41	41	82	36
Total	100	100	100	100	100	100

The Company’s investment strategy for defined benefit plans is to utilize broadly diversified and, where appropriate, passive instruments, with an investment mix and risk profile consistent with plan liabilities. Periodic studies are undertaken to determine the asset mix designed to meet pension obligations at a reasonable cost to the Company and are consistent with the fiduciary requirements of local pension regulations. The weighted-average target allocation for U.S. pension plans and for other retiree plans is 60% equity and 40% debt securities. The $200 million in funding in late December for other retiree plans had not been moved into its target asset allocations as of year-end. The weighted average target allocation for non-U.S. pension plans is 57% equity and 43% debt securities. At December 31, 2004 and 2003, no Gillette common stock was directly held in pension plan or other retiree benefit plan assets. Debt securities investments consist primarily of government and other investment-grade quality issues.

Cash Flows

Contributions

The Company expects to contribute $40 million to its U.S. pension plans, $41 million to its non-U.S. pension plans, and $10 million to its other postretirement benefit plans in 2005.

The Company continues to monitor financial markets and other factors that impact plan asset and liability balances. Such factors may influence the Company’s decisions regarding contributions to its pension and other retiree benefit plans in 2005.

Estimated Future Benefit Payments

Benefit payments, which include the effects of expected future service, as appropriate, are expected to be paid as follows.

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Retiree Benefits
(millions)

2005	$88	$79	$25
2006	89	80	25
2007	89	86	26
2008	90	90	28
2009	90	93	29
2010–2014	$456	$523	$164

Other Plan Information

The Employee Stock Ownership Plan (ESOP) was established to assist Gillette employees in financing retiree medical costs. ESOP accounts held by participants reduced the Company’s obligations by $169 million at December 31, 2004, and by $120 million at December 31, 2003. Account balances are assumed to have an annual yield of 12%. Retiree health benefit accounts within the Company’s principal domestic pension plan and other benefit trust also will be used to pay these costs. In addition to the defined benefit and other retiree benefit plans, the Company also sponsors defined contribution plans, primarily covering U.S. employees. The Company’s expense for defined contribution plans totaled $34 million in each of the years 2004, 2003, and 2002.

1 3 .	S T O C K C O M P E N S A T I O N P L A N S A N D C A P I T A L S T O C K

At December 31, 2004, the Company had stock-based compensation plans as described below.

Long Term Incentive Plan

In May 2004, the Company’s shareholders approved The Gillette Company 2004 Long-Term Incentive Plan (the “Plan”), which authorizes the Board of Directors, or a delegate thereof, to grant stock options, stock appreciation rights, restricted stock units, cash awards, and other stock-based awards. Key employees and non-employee directors of the Company and its subsidiaries are eligible to participate in the Plan. The Plan became effective on May 20, 2004, and expires on May 19, 2014. The number of shares authorized for grant under the Plan is 37,380,295, which includes all of the shares of the 1971 stock option plan that remained available on May 20, 2004. There were 28,190,859 shares available for future grants at December 31, 2004. Options granted under the plan and its predecessor may be incentive stock options or nonqualified options. Outstanding options at December 31, 2004, have 10-year terms.

For options granted to employees after April 16, 1997, one-third of the options vest on each of the first three anniversaries of the stock option award date. One-quarter of the 2 million options awarded to the Chairman, President and Chief Executive Officer (CEO) on January 19, 2001, vested immediately, and the remainder vested in one-third increments annually over a three-year period. The 300,000 options granted to the Vice Chairman of the Board on January 19, 2001, vested one-half on the first anniversary, and one-half on the second anniversary, of the stock option award date. The Plan also permits payment for options exercised using shares of the Company’s common stock.

A summary of the status of the Company’s stock option plan and its predecessor follows.

	2004		2003		2002
Years Ended December 31,	Options (Thousands)	Weighted Average Exercise Price	Options (Thousands)	Weighted Average Exercise Price	Options (Thousands)	Weighted Average Exercise Price

Outstanding at beginning of year	84,956	$37.08	78,538	$37.25	71,052	$36.91
Granted	12,678	42.51	11,744	32.39	14,472	35.50
Exercised	(8,359)	27.93	(3,176)	22.45	(3,789)	21.41
Cancelled	(3,234)	46.32	(2,150)	39.31	(3,197)	40.58
Outstanding at year-end	86,041	$38.42	84,956	$37.08	78,538	$37.25
Options exercisable at year-end	61,756		59,206		50,417

The following table summarizes information about fixed stock options outstanding.

At December 31, 2004
Range of Exercise Prices		Outstanding			Exercisable
At Least	Less Than	Options (Thousands)	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Options (Thousands)	Weighted Average Exercise Price
$20	$31	13,888	5.2	$27.79	13,844	$27.78
31	33	19,517	7.2	32.23	12,063	32.13
33	40	16,156	7.3	35.44	10,850	35.30
40	48	29,207	6.1	44.82	17,726	45.93
50	60	7,273	3.5	56.29	7,273	56.29
		86,041	6.2	$38.42	61,756	$38.52

Other Stock-Based Compensation

Stock Appreciation Rights (SARs) were awarded to the CEO under an August 2003 amendment to his employment agreement and represented the right to the appreciation in 1 million shares of the Company’s common stock for the period from June 19, 2003, through January 2, 2004. By its terms, the SARs were automatically converted into approximately 108,480 stock units valued at the fair market value of the Company’s common stock on January 2, 2004, which was $36.32. At December 31, 2004, the total value of the stock units was $5 million. Of this, $4 million and $1 million were earned and recorded as compensation cost in the Company’s financial statements in the years ended December 31, 2004 and 2003, respectively. The stock units earn dividend equivalent units and are subject to market risk until paid. The stock units vested on January 19, 2005, and are payable in cash, based upon the fair market value of the Company’s common stock on their payment date, one year from the CEO’s retirement.

Share Repurchase Program

The Company has two share repurchase programs. All shares in the first program, which authorized the purchase of up to 150 million shares, have been purchased. The second program authorizes the purchase of up to 50 million shares, in the open market or in privately negotiated transactions, depending on market conditions and other factors. From the inception of the first program through December 31, 2002, the Company repurchased 108.2 million shares in the open market for $4.5 billion. The Company repurchased 24.8 million and 40.8 million shares for $1.0 billion and $1.3 billion in 2004 and 2003, respectively. As of December 31, 2004, there were 26.2 million shares remaining on the second share repurchase program.

In 2002, the Company sold equity put options as an enhancement to the share repurchase program and earned $15 million in premiums. These options provided the Company with an additional opportunity to supplement open-market purchases of its common stock if the options expired “in the money” (the option strike price is greater than the closing price for Gillette common stock on the expiration date). At December 31, 2004 and 2003, there were no outstanding put options.

Preferred Stock Purchase Rights

At December 31, 2004, the Company had 495 million preferred stock purchase rights outstanding, representing one-half right for each share of common stock outstanding. Each right may be exercised to purchase one ten-thousandth of a share of junior participating preferred stock for $225 (“Right’s Exercise Price”). The rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company’s common stock.

If any person acquires 15% or more of the common stock (except in an offer for all common stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each right not owned by that person or related parties will enable its holder to purchase, at the Right’s Exercise Price, common stock (or a combination of common stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party’s common stock.

The rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.

At December 31, 2004, there were authorized 5 million shares of preferred stock without par value, of which 400,000 Series A shares were reserved for issuance upon exercise of the rights. No shares were outstanding.

1 4 .	O P E R A T I N G S E G M E N T S A N D R E L A T E D I N F O R M A T I O N

The following table presents certain operating segment information.

Years Ended December 31,	Blades & Razors	Duracell	Oral Care	Braun	Personal Care	All Other	Total
(millions)

2004
Net sales	$4,329	$2,232	$1,589	$1,366	$961	$–	$10,477
Profit from operations	1,629	490	249	95	95	(93)	2,465
Identifiable assets	3,253	2,664	1,527	1,453	450	1,384	10,731
Capital expenditures	371	45	95	73	19	13	616
Depreciation	286	92	92	76	31	11	588

2003
Net sales	$3,869	$2,015	$1,327	$1,177	$864	$–	$ 9,252
Profit from operations	1,426	348	218	49	73	(111)	2,003
Identifiable assets	3,124	2,761	1,287	1,254	474	1,141	10,041
Capital expenditures	203	46	77	51	29	2	408
Depreciation	243	113	81	81	29	10	557

2002
Net sales	$3,435	$1,898	$1,248	$1,056	$816	$–	$8,453
Profit from operations	1,299	233	222	75	51	(71)	1,809
Identifiable assets	3,176	2,741	1,117	1,056	520	1,273	9,883
Capital expenditures	168	67	69	57	40	4	405
Depreciation	225	82	73	66	26	8	480

Each operating segment is individually managed and has separate financial results that are reviewed by the Company’s chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. There were no changes to the composition of segments in 2004.

The Blades & Razors segment consists of blades and razors and is the primary business in terms of share of net sales and profit from operations, representing 42% of Company net sales and 63% of total operating segment profit in 2004. The Duracell segment, which consists of consumer batteries sold primarily in North America and Europe, is our second most significant segment, accounting for 21% and 19% of 2004 net sales and operating segment profit from operations. Oral Care contains manual and power oral care products. The Braun segment contains male and female hair removal, household and hair care appliances, and personal diagnostic devices, including ear thermometers and blood pressure monitors. The Personal Care segment includes shave preparations, skin care products, and antiperspirants/deodorants.

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

Profit from operations in the “All Other” column includes all unallocated income/expense items. Identifiable assets in the “All Other” column includes financial instruments managed by the Corporate

Treasury Department, nonqualified benefit and compensation trusts, corporate fixed assets, deferred income tax assets, and net assets of discontinued operations. Capital expenditures in the “All Other” column are primarily related to research and development initiatives.

The Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 13% of net sales in 2004, 2003, and 2002. These sales occurred primarily in the United States and were across all product segments.

Net sales by geographic area, based on the location of the customer, follow.

Years Ended December 31,	2004	2003	2002
(millions)

Foreign	$6,832	$5,804	$5,171
United States	3,645	3,448	3,282
	$10,477	$9,252	$8,453

Net property, plant and equipment by geographic area follows.

At December 31,	2004	2003	2002
(millions)

Germany	$773	$692	$606
Other Foreign	1,170	1,145	1,057
Total Foreign	1,943	1,837	1,663
United States	1,804	1,807	1,905
	$3,747	$3,644	$3,568

1 5 .   S U B S E Q U E N T   E V E N T S

On January 27, 2005, The Procter & Gamble Company, an Ohio corporation (“P&G”), Aquarium Acquisition Corp., a wholly owned subsidiary of P&G and a Delaware corporation (“Merger Sub”), and The Gillette Company, a Delaware corporation (“Gillette”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Gillette (the “Merger”), with Gillette continuing as the surviving corporation.

In connection with the Merger Agreement, (i) Gillette and The Bank of New York (the “Rights Agent”) entered into an amendment (the “Rights Agreement Amendment”) to the Renewed Rights Agreement dated as of December 14, 1995, (as amended by Amendment No. 1 thereto dated as of March 25, 2003, the “Rights Agreement”) immediately prior to the execution of the Merger Agreement and (ii) Gillette and James M. Kilts, the CEO of Gillette, entered into an amendment (the “Employment Agreement Amendment”) to Mr. Kilts’ Amended and Restated Employment Agreement with the Company dated as of December 23, 2004, (the “Employment Agreement”) concurrently with the execution of the Merger Agreement.

The Merger Agreement

At the effective time and as a result of the Merger, (i) Gillette will become a wholly owned subsidiary of P&G and (ii) each share of Gillette common stock will be converted into the right to receive 0.975 shares of the P&G common stock (the “Exchange Ratio”). All outstanding Gillette options will be converted into options to purchase shares of P&G common stock on substantially the same terms and conditions as the Gillette options, with the number of shares of Gillette common stock subject to option, and the option’s exercise price, adjusted based on the Exchange Ratio. Such outstanding Gillette options will vest upon the consummation of the Merger.

Following the effective time of the Merger, James M. Kilts will become a member of P&G’s Board of Directors.

P&G and Gillette have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary course consistent with past practice between the execution of the Merger Agreement and consummation of the Merger, (ii) not to engage in certain kinds of transactions during such period, (iii) subject to certain exceptions, to cause stockholder meetings to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement and (iv) subject to certain exceptions, for their respective Boards of Directors to recommend adoption and approval by their stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, Gillette has made certain additional customary covenants, including among others, covenants not to: (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

Consummation of the Merger is subject to customary conditions, including (i) approval of the holders of Gillette common stock, (ii) approval of the holders of P&G common stock, (iii) absence of any law or order prohibiting the closing, (iv) expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain other regulatory approvals, (v) subject to certain exceptions, the accuracy of representations and warranties, (vi) the absence of any material adverse effect with respect to each party’s business and (vii) the delivery of customary opinions from counsel to Gillette and counsel to P&G that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

The Merger Agreement contains certain termination rights for both Gillette and P&G, and further provides that, upon termination of the Merger Agreement under specified circumstances, Gillette may be required to pay P&G a termination fee of $1.9 billion.

The Rights Agreement

Prior to execution of the Merger Agreement, Gillette amended its Rights Agreement on January 27, 2005, to permit execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, without triggering the separation or exercise of the stockholder rights or any adverse event under the Rights Agreement. In particular, neither P&G, Merger Sub nor any of their affiliates or associates shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the execution and delivery of the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

Employment Agreement Amendment

In connection with the Merger, on January 27, 2005, Gillette and James M. Kilts entered into the Employment Agreement Amendment. Although completion of the Merger would otherwise entitle him to terminate his employment, Mr. Kilts agreed that for one year following the consummation of the Merger he will continue his employment with Gillette, serving as Vice Chairman of P&G, and reporting to P&G’s Chief Executive Officer. Mr. Kilts also agreed that from the date of the merger agreement and for 18 months after the consummation of the Merger he would not exercise any stock options or sell any common stock held by him, including all P&G options and common stock to be issued to him in connection with the conversion in the Merger of his Gillette options and common stock. Mr. Kilts also agreed to extend his non-competition covenant to three years following termination of his employment.

In consideration of Mr. Kilts agreeing to the foregoing, upon the consummation of the Merger, P&G will grant Mr. Kilts options to purchase 1,000,000 shares of P&G common stock, which will vest over a two year period, and will award to Mr. Kilts 150,000 restricted shares of P&G Common Stock upon commencement of his post-employment non-competition period, which will vest at the end of such non-competition period, subject, in each case, to Mr. Kilts’ performance under the Employment Agreement Amendment. While employed, Mr. Kilts will be entitled to participate on a pro rata basis for one year in P&G’s three-year long-term incentive plan on the same basis as that of P&G’s Chief Executive Officer. During the one-year term of employment, Mr. Kilts will also receive his base salary and annual bonus, provided that his bonus will be determined in a manner consistent with the bonus for P&G’s Chief Executive Officer. Mr. Kilts will also receive the other benefits and payments to which he is entitled under his Employment Agreement, including severance payments which will be paid to him immediately prior to consummation of the Merger.

Other Matters

The Company has in place long-standing employee change-in-control protections, which include accelerated vesting of options and severance payments. The accompanying Consolidated Financial Statements have been prepared assuming the Company continues on a stand-alone basis and do not reflect any adjustments or disclosures that may be required upon consummation of the Merger.

The Company’s credit rating agencies have reaffirmed the Company’s short-term borrowing ratings, but have notified the Company that its long-term financing ratings are under review for possible downgrade due to the pending merger with P&G. The agencies have stated that P&G’s plan to buy back $18 billion to $22 billion of its common stock will result in significantly higher leverage and weaker credit protection measures than for either company on a stand-alone basis. A downgrade in the Company’s credit rating could increase the interest rates paid on future long-term financings.

1 6 .	Q U A R T E R L Y F I N A N C I A L I N F O R M A T I O N (UNAUDITED)

	Three Months Ended
2004	March 31		June 30		September 30		December 31		Total Year
(millions, except per share amounts)

Net sales	$2,235		$2,443		$2,691		$3,108		$10,477
Gross profit	1,357		1,475		1,609		1,772		6,213
Profit from operations	556		610		689		610		2,465
Income from continuing operations before income taxes	530		601		670		583		2,384
Net income	376		426		475		415		1,691
Net income per common share, basic (a)	.37		.43		.48		.42		1.69
Net income per common share, assuming full dilution (a)	.37		.42		.47		.41		1.68
Dividends paid per common share	.16	1/4	.16	1/4	.16	1/4	.16	1/4	.65
Stock price range:
High	39.95		43.78		43.30		45.70		45.70
Low	35.01		37.75		37.77		39.10		35.01

2003
Net sales	$1,971		$2,254		$2,405		$2,622		$9,252
Gross profit	1,153		1,339		1,423		1,440		5,355
Profit from operations	380		505		604		514		2,003
Income from continuing operations before income taxes	376		483		593		512		1,964
Discontinued operations, net of tax	–		–		–		10		10
Net income	263		338		416		368		1,385
Net income per common share, basic (a)
Continuing operations	.25		.33		.41		.36		1.35
Discontinued operations	–		–		–		–		.01
Net income	.25		.33		.41		.36		1.36
Net income per common share, assuming full dilution (a)
Continuing operations	.25		.33		.41		.35		1.34
Discontinued operations	–		–		–		.01		.01
Net income	.25		.33		.41		.36		1.35
Dividends paid per common share	.16	1/4	.16	1/4	.16	1/4	.16	1/4	.65
Stock price range:
High	32.34		33.78		33.57		36.78		36.78
Low	28.00		29.80		29.75		30.80		28.00

(a)	Net income per common share is computed independently for each of the periods presented and, therefore, may not add up to the total for the year.

Historical Financial Summary

The Gillette Company and Subsidiary Companies

Years Ended December 31,	2004		2003		2002(a)		2001(b)		2000(c)
(millions, except per share amounts and employees)

Summary of Operations
Net Sales (e)	$10,477		9,252		8,453		8,084		8,310
Profit from Operations (e)	$2,465		2,003		1,809		1,498		1,512
Income from Continuing Operations before Income Taxes	$2,384		1,964		1,752		1,342		1,288
Net Income	$1,691		1,385		1,216		910		392
Adjusted Net Income, assuming the adoption of SFAS 142 for 2000–2001	$1,691		1,385		1,216		934		423
Weighted Average Common Shares Outstanding, assuming full dilution	1,007		1,024		1,059		1,058		1,063

Per Common Share Data
Net Income per Common Share, assuming full dilution
Continuing Operations	$1.68		1.34		1.14		.86		.77
Net Income	$1.68		1.35		1.15		.86		.37
Adjusted Net Income per Common Share, assuming the adoption of SFAS 142 for 2000–2001, assuming full dilution	$1.68		1.35		1.15		.88		.40
Dividends Declared per Common Share	$.65		.65		.65		.65		.65
Stock Price, December 31	$44.78		36.73		30.36		33.40		36.13

Balance Sheet Data
Net Property, Plant and Equipment (e)	$3,747		3,644		3,568		3,556		3,558
Total Assets	$10,731		10,041		9,883		9,961		10,246
Total Debt	$3,386		3,312		3,657		4,317		4,476
Stockholders’ Equity	$2,836		2,224		2,260		2,137		1,924

Other Information
Net Interest Expense	$37		42		59		141		218
Depreciation and Amortization (e)	$610		578		500		509		535
Capital Expenditures (e)	$616		408		405		624		793
Employees (e)	28,700		29,400		30,300		31,500		35,200
Ratio of Earnings to Fixed Charges (d)	26.4	x	21.4	x	14.5	x	8.2	x	5.7	x

(a)	In 2002, the gain on the sale of Vaniqa and recovery to the restructuring reserve increased profit from operations and income from continuing operations before income taxes by $39 million, net income by $27 million, and income from continuing operations per common share, assuming full dilution, by $.02.

(b)	In 2001, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $172 million, net income by $135 million, and net income per common share, assuming full dilution, by $.13.

(c)	In 2000, charges for restructuring and asset impairment expenses reduced profit from operations and income before income taxes by $572 million, net income by $430 million, and net income per common share, assuming full dilution, by $.41.

(d)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, and preferred stock dividend requirements.

(e)	Represents continuing operations.

Directors and Executive Officers

D I R E C T O R S

Edward F. DeGraan
Vice Chairman of the Board

Roger K. Deromedi1, 4
Chief Executive Officer,
Kraft Foods Inc.

Wilbur H. Gantz2, 4
Chairman and Chief Executive Officer,
Ovation Pharmaceuticals, Inc.

Michael B. Gifford1, 3
Retired Chief Executive Officer,
The Rank Organisation Plc

Ray J. Groves1, 3
Senior Advisor,
Marsh Inc.

Dennis F. Hightower2, 4
Retired Chief Executive Officer,
Europe Online Networks, S.A.

Herbert H. Jacobi2, 3, 5
Honorary Chairman of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA

Nancy J. Karch1, 4
Director Emeritus,
McKinsey & Company

James M. Kilts
Chairman of the Board

Fred H. Langhammer2, 3
Chairman, Global Affairs,
The Estée Lauder Companies Inc.

Jorge P. Lemann1, 3
Partner,
Varbra S.A.

Marjorie M.Yang2, 4
Chairman and Chief Executive Officer,
Esquel Group

E X E C U T I V E  O F F I C E R S

Chairman of the Board,
President and Chief
Executive Officer
James M. Kilts

Vice Chairman of the Board
Edward F. DeGraan

Senior Vice Presidents
Michael T. Cowhig
Global Technical and Manufacturing

Charles W. Cramb
Finance

Edward E. Guillet
Human Resources

Peter Klein
Strategy, Business Development and
Global Marketing Resources

Kathy S. Lane
Gillette Information Technology

John F. Manfredi
Corporate Affairs

Edward D. Shirley
Commercial Operations, International

Richard K. Willard
Legal

Vice Presidents
A. Bruce Cleverly
Global Business Management, Oral Care

Joseph F. Dooley
Commercial Operations, North America

Peter K. Hoffman
Global Business Management, Blades and Razors

Mark M. Leckie
Global Business Management, Duracell
and Braun

Mary Ann Pesce
Global Business Management, Personal Care

Joseph Scalzo
Global Business Management, Personal Care
and Global Value Chain

Joseph J. Schena
Controller

1  Audit Committee
2  Compensation and Human Resources Committee
3  Finance Committee
4  Nominating and Corporate Governance Committee
5  Lead Director

Committee Chair

Corporate and Shareholder Information

Shareholder Inquiries
William J. Mostyn III
Secretary, Deputy General Counsel,
and Corporate Governance Officer

Investor Inquiries
Christopher M. Jakubik
Vice President, Investor Relations

Media Inquiries
Eric A. Kraus
Vice President, Corporate Communications

Annual Meeting
The Annual Meeting of Shareholders will take place on
Thursday, May 12, 2005, at The Hilton Rye Town, Rye
Brook, New York. The meeting will convene at 10 a.m.

Corporate Headquarters
Prudential Tower Building
Boston, Massachusetts 02199
(617) 421-7000
Web site: www.gillette.com

Incorporated
State of Delaware

Common Stock
Major stock exchanges: New York, Boston,
Chicago, Pacific

New York Stock Exchange Symbol: G

At January 31, 2005, shareholders numbered 40,466,
living in all 50 states and more than 50 countries abroad.

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
Toll-free (888) 218-2841
Email: shareowners@bankofny.com
Web site: www.stockbny.com

Auditors
KPMG LLP

Financial Information
The Gillette Company offers free of charge this Annual
Report, which includes the Form 10-K, as well as
quarterly earnings releases and other announcements
concerning financial results.
     Printed copies of these materials may be requested by
writing to the Office of the Secretary; by calling toll-free
(877) 788-G-INFO from within the United States;
or by calling (703) 386-1171 from outside the United States.
     Financial information also may be reviewed, down-
loaded or requested in printed form by accessing the
Investors’ section of www.gillette.com.

Buy DIRECT — Direct Stock
Purchase Plan
BuyDIRECT is a direct stock purchase plan sponsored
and administered by The Bank of New York, Gillette’s
Transfer Agent. BuyDIRECT provides an economical,
convenient way to purchase your first shares or to
purchase additional shares of Gillette common stock.
Plan participants may also reinvest their cash dividends
through BuyDIRECT.
     Interested individuals may request an enroll-
ment package by calling The Bank of New York
toll-free at (888) 218-2841 or by visiting its web site
at www.stockbny.com.